Form 10-K, Exhibit 13
period 1993-12-31
CRANE CO /DE/
filed 1994-03-30
CIK 25445

                                                                      EXHIBIT 13

Financial Highlights                                  Crane Co. and Subsidiaries
(In thousands except per share data)

                            1993        1992          1991          1990        1989
                      ----------  ----------    ----------    ----------  ----------
Net Sales             $1,310,205  $1,306,977    $1,302,532    $1,438,248  $1,455,589
Operating Profit          85,856      45,244(a)     78,902       113,311     105,045

Income before Taxes       79,818      38,689        72,405       102,488      91,579

Provision for Income
 Taxes                   (30,925)    (14,403)      (27,412)      (39,753)    (35,660)
                      ----------  ----------    ----------    ----------  ----------
Income from
 Operations           $   48,893  $   24,286(a)    $44,993(b)   $ 62,735    $ 55,919
                      ==========  ==========    ==========    ==========  ==========
Per Primary Share:
Income from
 Operations           $     1.62  $      .79(a)      $1.42(b)   $   1.96    $   1.72

Cash Dividends Per
 Common Share                .75         .75           .75           .75         .71

Average Primary
 Shares Outstanding       30,217      30,845        31,628        32,057      32,583
                      ----------  ----------    ----------    ----------  ----------

(a) Includes special charge of $39,444 ($24,400 after tax) or $.78 per share.
(b) Income before cumulative effect of a change in accounting for postretirement benefits other than pensions of $22,341 ($.70 per share).

Table of Contents
    1    Financial Highlights
    2    Letter to Shareholders
    4    Description of Business Units
    6    Management's Discussion and
         Analysis of Operations
   11    Financial Statements
   16    Financial Review
   23    Management's Responsibility/
         Independent Auditors' Report
   24    Segment Data
   27    Shareholder Information
 Back    Directors and Officers
Cover

A Letter to
Our Shareholders
- --------------------------------------------------------------------------------

R. S. Evans
Chairman, Chief Executive Officer
and President

Overall Results

Crane's results in 1993 improved from the 1992 level with excellent performances at several of our business units. Earnings for the year were up 3 percent to $1.62 per share from $1.57 in 1992 before a special charge of 78 cents. Sales remained at $1.3 billion for the year. This year's operating profit of $85.9 million increased 1 percent over last year's $84.7 million before the 1992 special charge of $39.4 million.

Operating results were excellent at Kemlite, National Vendors, and Huttig--three of our largest units.

Kemlite achieved record results in 1993, continuing to dominate the fiberglass panel market in the transportation industry with its innovative products. In addition, it acquired Filon, which was fully integrated with Kemlite in the fourth quarter of 1993, and will establish Kemlite as the leading fiberglass panel supplier to the recreational vehicle market.

For the ninth year in a row, National Vendors increased its share of the United States market achieving record year-end results, and now has a 55 percent share of the domestic full service vending machine market. National Vendors' $25 million capital expansion program continues on schedule for completion in 1995. Once completed, the new plant will consolidate production in one facility, increase capacity, and reduce costs.

Huttig's operating profit was up 41 percent from 1992 on an 11 percent increase in sales. Operating margins have continued to grow over the past year to 3.7 percent of sales from 2.9 percent in 1992 and 1.4 percent in 1991. In addition, Huttig's after-tax return on invested capital improved to over 11 percent. Huttig's new management information system is now beginning to produce results, and allows Huttig to better serve its customers while improving asset turns and shipping margins.

Crane's Canadian operations have returned to profitability mainly through consolidations and cost reductions, in spite of a very poor housing market.

Full year consolidated results reflected the three-year downturn in the aerospace industry. Although both of our aerospace companies remained profitable and financially healthy, their contribution to earnings in 1993 was reduced significantly from the prior year. In addition, weakness in the general industrial market in the United States and the still-depressed European economy, particularly in Germany, adversely affected results.

Acquisition Activity

In 1993 we continued our strategy of looking for acquisitions which complement our existing businesses and which have leading positions in niche markets. It was a very active year in that regard, and five acquisitions were completed for a total of $105 million.

Perflow Instruments Ltd., acquired in February, added equipment for the measurement and control of fluid and gas flows to our United Kingdom business, addressing the requirements of the building maintenance and construction markets. The addition of this high-quality digital flow control technology has made a small but excellent addition to Crane Ltd.'s Fluid Systems Division.

In April Huttig acquired Rondel's, Inc., a distributor of doors, windows and molding in Spokane, Washington. Rondel's has made a strong contribution to Huttig's sales and profits, filling a void in Huttig's distribution system in the states of Washington and Idaho. In May, Huttig purchased Whittier-Ruhle Millwork Company, which represented its first distributor located in the mid-Atlantic region.

In October Kemlite acquired Filon, a manufacturer of fiberglass-reinforced plastic panels for $25.6 million. As previously mentioned, Filon is the leading fiberglass-reinforced plastic (FRP) panel supplier to the recreational vehicle market, a market in which Kemlite has had limited success.

- --------------------------------------------------------------------------------

Filon brings Kemlite a new state-of-the-art manufacturing facility located in Jonesboro, Arkansas, which increases Kemlite's capacity by 60 percent. Filon was integrated with the Kemlite operating unit in the fourth quarter of 1993 with the benefits already evident. Filon will add $35 million to Kemlite sales in 1994, making Kemlite the dominant supplier of FRP panels to both the transportation and recreational vehicle markets.

At the end of December, we acquired Burks Pumps, Inc. for $70 million in cash. The Burks acquisition will triple Crane's participation in niche pump markets to almost $100 million a year. Burks has followed a strategy of buying pump companies and consolidating manufacturing facilities, a strategy well-suited to Crane's management style. They achieve improved operating results through brand management, customer service, and capacity utilization. Burks Pumps has manufacturing operations in Piqua, Ohio and Decatur, Illinois, and provides engineered pumps for an array of specialized commercial, industrial and municipal fluid handling applications. These products are marketed under the Barnes, Burks, Weinman, Crown and Prosser brand names. Also included is the Seller's line of tank cleaning equipment for the industrial clean-in-place market.

During February 1994 a tender offer was commenced, terminating in mid-March, to acquire ELDEC Corporation for a total of $94 million including assumed debt. Similar to our Hydro-Aire and Lear Romec divisions, ELDEC is a maker of electronic and electromechanical products and systems for the aerospace market. The purchase of a company with excellent products and leading market share position in an industry undergoing consolidation and change made sense to us, since the aerospace industry will eventually improve. During 1994 we expect that the downturn in the aerospace market will reach bottom and begin to improve in 1996. With the addition of ELDEC we should be well prepared for that turnaround.

Internal Management

During the fourth quarter of 1993 we established a sales office in Singapore to represent our fluid handling and other products in Asia and the Pacific Rim. We also have a Pacific representative for our millwork business in Guam, expanding the market potential of Huttig. Our valve operations in North America, Australia and the United Kingdom, are now managed on a global basis. Our worldwide valve operations are exploring new arrangements for combining manufacturing operations and have established common outsourcing for valves in eastern Europe and Asia. This strategy should allow us to be cost competitive in the global valve markets and improve utilization of our existing manufacturing facilities.

In January of 1994, L. Hill Clark was elected Executive Vice President of Crane Co. by our board of directors. Hill was president of Lear Romec and later took on additional management responsibilities within the Engineered Industrial Products segment.

Our incentive compensation system has been based on economic value added (EVA) since 1990. This concept is regarded by many experts, as noted in Fortune magazine in September of 1993, to be the best for creating wealth for shareholders. Our system uses the prior year as a benchmark with incentive awards paid over several years. This focuses managers on continuous improvement over the long term, since awards are subject to adjustment based on subsequent years' performance. We are confident that the system, which is now firmly established throughout the organization, properly aligns management and shareholder interests. The employees of Crane have achieved, in aggregate, a sales-per-employee increase of 7 percent, up to $156,900 per employee from $146,600 in 1992. While this number indicates improvement, we need to do better. The best way to increase this number is to increase sales while improving profitability.

Financial Condition

Crane's balance sheet remains strong despite an increase in net debt of $101 million in 1993 due to acquisitions. Our strong cash flow, perhaps the best indicator of our performance, gives us the ability to take advantage of opportunities to increase shareholder value.

Crane's return on shareholders' equity increased to over 17 percent from the 16 percent reported in 1992. While this was below our target of 20 percent, improvement continues from the low recessionary returns of previous years.

As always I wish to thank the employees of Crane for their efforts and achievements in 1993. Further integration of our recent acquisitions promises to generate solid returns, and we can look forward to a challenging and rewarding 1994.

Sincerely,

/s/ Robert S. Evans

Robert S. Evans
Chairman, Chief Executive Officer and President
February 28, 1994

Crane Co. and Subsidiaries

Unit and Location              Products and Industries Served
Engineered Industrial Products
Crane Valves                   Crane Valves, North America
Joliet, IL                     Angle, Ball, Butterfly, Check, Gate, Globe Valves
                               of Steel, Stainless Steel, Alloy, Iron and
                               Bronze; Valve Repair and Service
                               Chemical, Processing, Power, and General
                               Industrial Construction

                               Crane Ltd.
                               United Kingdom
                               Ball, Butterfly, Check, Gate and Globe Valves of
                               Bronze, Cast Iron, Carbon Steel and Alloys; Pumps and Pumping Sets; Pipe Fittings; Actuators;
                               Condensate Recovery Sets; Heat Exchangers;
                               Pressure and Flow Measurement Equipment;
                               Mechanical Maintenance and Engineering Service
                               Building Services, General Industry and the Power
                               Generation, Petrochemical and Process Industries

                               Crane Australia Pty., Limited
                               Cast Steel and Iron Valves; Centrifugal Pumps
                               Petroleum, Petrochemical, Oil and Power
                               Industries

Crane Pumps & Systems, Inc.    Barnes Pumps, Inc.
Piqua, OH                      Submersible Wastewater Pumps
                               Municipal, Industrial and Commercial Wastewater

                               Burks Pumps
                               Regenerative Turbine and End Suction Centrifugal
                               Pumps
                               Specialty Industrial Markets and Original
                               Equipment Manufacturers

                               Deming Pump
                               Horizontal & Vertical Centrifugal, Standard
                               Vertical Turbine, and Air-Operated Diaphragm
                               Pumps
                               General Industrial, Original Equipment
                               Manufacturers, and Water and Wastewater Treatment

                               Prosser/Enpo
                               Submersible Dewatering Pumps and Military
                               Products
                               Utility and Construction Industries; Government
                               Contracts

                               Weinman
                               Split Case, End Suction and In-Line Pumps
                               Commercial HVAC Industry

                               Sellers
                               Rotary Tank Cleaners and Steam Injectors
                               Engineered Cleaning Equipment for General
                               Industry

Chempump Division              Leakproof Centrifugal Pumps, Metering Pumps,
Warrington, PA                 Pump Repair and Service
                               Chemical, Power and Hydro-Carbon Processing
                               Industries

Cochrane Environmental         Deaerators, Demineralizers, Hot and Cold
Systems Division               Process and Other Softeners, Dealkalizers,
King of Prussia, PA            Filters, Industrial Water and Waste Treatment
                               Equipment, Multiport Relief Valves, Condensate
                               Drainage Systems and Clarifiers
                               Most industries requiring Water and Wastewater
                               Treatment

Hydro-Aire Division            Anti-Skid and Automatic Braking Systems, Fuel
Burbank, CA                    and Hydraulic Pumps, Coolant Pumps and Systems,
                               Hydraulic and Pneumatic Valves and Regulators,
                               Actuators and Solid State Components
                               Commercial, Business and Military Aerospace
                               Industries

Lear Romec Division            Lubrication Pumps and Fuel Pumps for Aircraft
Elyria, OH                     and Aircraft Engines
                               Commercial and Military Aircraft, Ground
                               Vehicles, Land and Marine Applications, and
                               Missiles

Unit and Location              Products and Industries Served
Engineered Industrial Products (continued)
Resistoflex/Defense            High Performance Separable Fittings for Operating
Jacksonville, FL               Pressures to 8,000 PSI and Flexible, Plastic-
                               Lined Hose Assemblies
                               Military and Aerospace Contractors

Crane Defense Systems          Specialized Handling Systems, Elevators, Winches,
Conroe, TX                     Ground Support Equipment, Cranes and Associated
                               Electronics
                               Shipbuilding, Aerospace and Commercial
                               Construction

Ferguson                       Manufacturer of Index Drives and Tables;
St. Louis, MO                  Mechanical Parts Handlers; Inline Transfer
                               Machines; Rotary Tables; Press Feeds; Custom
                               Cams; Special Intermittent Motion Machines
                               Automated Assembly and Parts Handling

Kemlite Company                Fiberglass-Reinforced Plastic Panels used as
Joliet, IL                     truck interior wall liners and roofs;
                               recreational vehicle sidewall and roofs; and wall
                               and ceiling systems for the building market
                               Truck, Trailer, Recreational Vehicle and
                               Commercial Construction

Cor Tec Company                Fiberglass-Reinforced Polyester Resin Laminated
Washington Court House, OH     Panels for transportation, construction, marine,
                               signage and sound barrier applications
                               Truck and Trailer Manufacturers and
                               Infrastructure Construction

Resistoflex/Industrial         Corrosion Resistant Plastic-Lined Pipe,
Marion, NC                     Fittings, Valves, Bellows and Hose Assemblies
                               Pharmaceutical, Chemical Processing, Pulp and
                               Paper, Petroleum Distribution, and Waste
                               Management Industries

Crane Canada, Inc.--Plumbing   Manufacturer of Plumbing Fixtures and Plumbing
Montreal, Canada               Brass
                               Residential, Industrial, Commercial and
                               Institutional Construction

Polyflon Company               Radio Frequency and Microwave Components,
New Rochelle, NY               Capacitors, Circuit Processing, Substrates,
                               Resonating Structures, Antennas
                               Magnetic Resonance Imaging, Radar and Microwave
                               Manufacturers

National Vendors               Electronic Vending Machines for snack foods and
Bridgeton, MO                  confections, cold drinks, hot beverages,
                               refrigerated food and frozen food; Coin and
                               Currency Changers
                               Automated Merchandising

National Rejectors, GmbH       Coin and Currency Changers, Electronic
Buxtehude, Germany             Validators, Magnetic Card Cashless Payment
                               Systems
                               Automated Merchandising

Wholesale Distribution

Huttig Sash & Door Company     Distributor of Millwork, Specialty Construction
Chesterfield, MO               Materials and Related Products
                               Building Products Retailers and Contractors

Valve Systems and Controls     Industrial Distributor of Automated Valves and
Houston, TX                    Integrated Control Systems
                               Petroleum, Chemical, Power and General
                               Processing Industries

Crane Supply of Canada         Distributor of Pipe, Valves, Fittings, Plumbing
Montreal, Canada               Fixtures and Supplies produced by Crane Canada
                               and other manufacturers
                               Industrial, Municipal, Commercial and
                               Institutional Construction

Management's Discussion and
Analysis of Operations
- ---------------------------


Results of Operations

Consolidated

(In millions)         1993       1992       1991
                  --------    -------   --------
Sales             $1,310.2   $1,307.0   $1,302.5
Operating Profit  $   85.9   $   45.2*  $   78.9
Operating Margin       6.6%       3.5%       6.1%

* Includes a special charge of $39.4 million.

Sales of $1.3 billion in 1993 were slightly above the prior year's level. The improvement was due to strong sales at National Vendors for automated merchandising equipment; at Huttig which serves the residential construction industry; and at Kemlite which supplies fiberglass-reinforced panels to the transportation, recreational vehicle and commercial construction industries. These increases were partially offset by lower shipments to the aerospace industry at Hydro-Aire and Lear Romec, and weakness in businesses serving the general industrial market. Sales in 1992 showed a small increase over the 1991 level due to strong sales at National Vendors, Huttig, Kemlite and Cor Tec. Offsetting the increases were lower shipments at Hydro-Aire, weak economies in Canada, Germany, and the United Kingdom, and reduced defense spending.

Operating profit totalled $85.9 million in 1993 compared to 1992 operating profit of $45.2 million. The 1992 earnings included a $39.4 million special charge in the second quarter. Excluding the special charge, operating profit increased 1 percent from the adjusted 1992 level. The increase was due to improved performance at Huttig, market share gains at National Vendors and Kemlite, and improved results in Canada and the defense related businesses, both the result of cost reductions. Offsetting these improvements were lower results at the company's aerospace units, its European operations, and businesses serving the general industrial market in the United States.

The 1992 results, before the special charge, were 7 percent above the 1991 level. The earnings improvement was due to increased housing starts, company-wide cost reduction measures, and innovative new products at the company's automated merchandising unit and transportation related businesses. These improvements were partially offset by lower results at the company's aerospace units, its German coin handling operation, and its Canadian subsidiary, Crane Canada, Inc.

The 1992 special pre-tax charge of $39.4 million ($24.4 million after tax), reduced earnings by $.78 per share. This charge included $20.1 million of environmental expenses and asset write-downs associated with Unidynamics/Phoenix; $12.1 million primarily related to product liability exposure and excess facility costs; and $7.2 million of costs related to the settlement of an anti-trust lawsuit involving a previously discontinued business.

Net interest expense was reduced $2.6 million in 1993 due to the redemption of two bond issues in August 1992 and reduced borrowing costs from interest rate swap agreements. In 1992 net interest expense was up less than $100 thousand over 1991 as higher borrowing levels were almost completely offset by higher interest income on short-term investments.

Miscellaneous income totalled $0.9 million in 1993. In 1992 miscellaneous income totalled $2.9 million and consisted primarily of a $3.7 million gain from the sale of an equity investment.

The company's effective tax rate was 38.7 percent in 1993, 37.2 percent in 1992, and 37.9 percent in 1991.

Results for 1991 were impacted by the early adoption of the SFAS Statement No. 106, which required accrual basis accounting for postretirement benefits other than pensions. This change in accounting resulted in an after-tax non-cash charge of $23.6 million. A single "catch-up" adjustment for all prior years of $22.3 million, or $.70 per share, was reflected in the first quarter of 1991 as the cumulative effect of a change in accounting, and $1.3 million, or $.04 per share, related to the additional charge for the 1991 fiscal year.

Income from operations, net of taxes, totalled $48.9 million in 1993. This compares to $48.7 million in 1992 before the special charge ($24.4 million after tax) and $45 million in 1991 before the cumulative effect of the accounting change.

The return on sales remained at 3.7 percent in 1993--the same as last year, excluding the special charge and up from 3.5 percent in 1991, before the cumulative effect of the accounting change.

Income per share increased to $1.62 compared to $1.57 in 1992 before the special charge of $.78 per share. Income per share for 1991, before the cumulative effect of the accounting change, was $1.42.

- --------------------------------------------------------------------------------

The Engineered Industrial Products segment's operating profit declined 8 percent to $78.2 million in 1993 on 6 percent lower sales. In 1992 operating profit increased slightly on a $3 million sales decline from 1991. Operating margins decreased to 11.7 percent of sales from 12.0 percent in 1992 and 11.9 percent in 1991 due principally to lower aerospace earnings.

North American Valves operating profit totalled approximately $1 million in 1993, significantly below the 1992 level. The valves market was extremely weak with lower pricing affecting all product lines. This follows a year when profits were double the 1991 level. In 1993 the company consolidated its Canadian valve business with its valve business in the United States. The Canadian business operated at a loss in both 1993 and 1992. In March 1992 the company purchased the Jenkins Valve product line for $4 million. The valve business in the United Kingdom operated at a profit of $2.5 million, down $0.8 million from the 1992 level of $3.3 million, but a significant improvement over the $0.6 million loss in 1991. Sales increased 4 percent from the 1992 level due to higher export shipments and the acquisition of Perflow Instruments, Ltd. in February 1993. Shipments in 1992 were down 10 percent from the 1991 level. Crane Australia's profit was up 14 percent on 4 percent higher sales in 1993.

Engineered Industrial Products

(In millions)       1993     1992     1991
                  ------   ------   ------
Sales             $667.6   $710.9   $713.9
Operating Profit  $ 78.2   $ 85.1*  $ 84.8
Operating Margin    11.7%    12.0%    11.9%

* Before special charge of $34.7 million (includes $20.1 million of environmental expenses and asset write-downs at Unidynamics/Phoenix; $7.4 million for product liability exposure; and $7.2 million related to the settlement of an anti-trust lawsuit involving a previously discontinued business).

The company acquired Burks Pumps, Inc., a manufacturer of engineered pumps, in December 1993. This acquisition will complement the company's Chempump and Deming pump businesses and significantly increases its involvement in niche markets in the pump industry. Chempump manufactures sealless canned motor pumps and Deming manufactures pumps for the general industrial market. Burks' annual sales are double the $30 million combined annual revenues of Chempump and Deming. The Chempump and Deming pump businesses showed improved operating results in 1993, increasing 37 percent from the $1.3 million profit recorded in 1992, after suffering a loss in 1991. Sales decreased 6 percent in 1993 compared to a 4 percent increase in 1992.

Cochrane Environmental Systems designs and markets water and wastewater treatment equipment and systems for almost every major industry. The company reported a 23 percent decrease in profit in 1993, after a 12 percent decrease in 1992. Profit for 1993 was lower principally due to reduced margins as a result of competitive pricing pressures. Sales decreased 8 percent in 1993, after showing a 3 percent improvement in 1992.

Hydro-Aire is the world leader in the design and manufacture of electronically controlled anti-skid braking systems for the aerospace industry. Hydro-Aire continued to be impacted by the down-turn in the aerospace industry over the last 3 years which resulted in lower shipments of 22 percent, 12 percent, and 2 percent, respectively. Profitability declined 33 percent in 1993, 18 percent in 1992, and 13 percent in 1991.

Lear Romec is one of the world leaders in the supply of high quality oil lubrication and fuel boost pumps for the aerospace industry. Sales and operating profit continue to be adversely affected by the depressed aerospace market and cutbacks in military spending. Operating profit declined 31 percent in 1993 after a 14 percent decline in 1992 on lower shipments of 20 percent and 12 percent, respectively. In 1991 earnings were up 29 percent on a 15 percent increase in sales from the 1990 level.

The defense businesses which now include Resistoflex/Defense and Crane Defense Systems supply a variety of products and equipment such as separable fittings for aircraft engines, cargo and personnel elevators, cranes, and ammunition handling equipment. Sales were down 25 percent in 1993 due to the March divestiture of the precision ordnance business of Unidynamics/Phoenix, Inc. This compares to a 30 percent decline in sales for 1992. Operating profit increased by approximately $2.9 million, mainly due to the improved results at Crane Defense Systems.

Management's Discussion and
Analysis of Operations (continued)
- --------------------------------------------------------------------------------

The defense businesses continued to focus on cost reduction measures in a declining market. These businesses represent less than 2 percent of Crane's total sales.

Ferguson has a complete line of products for transferring and positioning components on assemblies in an automated process. Ferguson's profit decreased $1.7 million in 1993 on an 11 percent drop in sales due to weakness in the general industrial market in the U.S. and Europe. This compared to a profit increase of $2.3 million in 1992 on 9 percent higher sales. In 1991 Ferguson made a small profit.

Kemlite is the leading supplier of fiberglass-reinforced panels to the transportation, recreational vehicle and building products markets. Kemlite's operating profit increased 36 percent over last year, with sales up 18 percent. Kemlite maintained its strong market position within the transportation market, and significantly expanded its position in the recreational vehicle market with the October 1993 acquisition of Filon. Filon was integrated with Kemlite's fiberglass panel business with the benefit of the consolidation already evident in fourth quarter results. Filon added $7.2 million to Kemlite's sales in 1993. In 1992 operating profit more than doubled on a 25 percent increase in sales compared to lower profit and sales in 1991. The increase was due to product innovations, such as its translucent roof, and competitive pricing.

Cor Tec manufactures fiberglass-reinforced laminated panels used primarily for the truck and truck trailer industry. Operating profit increased $0.8 million with operating margins increasing to 7.7 percent of sales versus 3.5 percent in 1992. Sales increased 56 percent in 1992 and led to a significant improvement in profit, compared to a small operating loss in 1991.

Resistoflex/Industrial manufactures and sells corrosion-resistant plastic-lined pipes, fittings and valves used in the chemical process and pharmaceutical industries. Resistoflex products are designed to satisfy the requirements for environmentally responsible systems that safely handle fluids without emitting dangerous vapors into the atmosphere. Operating profit declined to 16 percent of sales from 23 percent in 1992 as a result of competitive market conditions. Sales decreased 11 percent in 1993 from the prior year. 1992 showed a small increase in profit on 3 percent lower sales. In 1991 both sales and operating profit were slightly below record 1990 results.

The Canadian Plumbing operation offers a full line of plumbing products for the residential and commercial building markets in Canada. Operating profit increased $4.4 million to $4.2 million which included a $3.1 million favorable pension adjustment. During 1993 the Canadian valve business was consolidated into the domestic Valve division to form North American Valves. Results for 1992 have been adjusted for this change. Plumbing operated at a small loss in 1992 which included a $1.5 million charge to cover the cost of closing the British Columbia Pottery plant.

Polyflon manufactures high-performance substrate systems and high-voltage, high-frequency capacitors for commercial and aerospace uses and magnetic resonance imaging (MRI) for the medical industry. Sales in 1993 totalled $2.4 million and were down 20 percent from the prior year level.

National Vendors is the industry leader in the design, manufacture and distribution of vending machines for the automated merchandising industry. Results for 1993 improved due to continued market acceptance of National Vendors' products. Profit increased 15 percent in 1993, compared to 37 percent in 1992. Included in 1993 results was a $3.5 million charge to cover the cost of an unfavorable jury verdict in December. Sales totalled $131 million in 1993, a 22 percent increase over the record level of $110 million recorded in 1992. In 1991, the United States Postal Service awarded National Vendors a $22.3 million contract for an upgraded version of the Postal Commodity Merchandiser; $14.6 million of this order was completed in 1993 and $7.7 million in 1992.

- --------------------------------------------------------------------------------

National Rejectors, GmbH designs and manufactures coin validators and handling systems for the automatic vending market throughout Europe. The depressed European economy and changes in gambling regulations in Germany caused shipments to be lower in 1993 and 1992 and resulted in operating losses for the two years. In 1991, the company was profitable.

The Wholesale Distribution segment's results continued to improve in 1993, with operating profit increasing 58 percent on an 8 percent increase in sales. The signicant increase was due mainly to the continued recovery in the residential construction market in the United States. Profits improved substantially in 1992 after experiencing sales and operating profit declines in 1991.

Wholesale Distribution

(In millions)       1993     1992     1991
                  ------   ------   ------
Sales             $655.2   $608.5   $602.8
Operating Profit  $ 20.0   $ 12.6   $  9.4
Operating Margin     3.0%     2.1%     1.6%

Huttig Sash and Door Company is the largest nationwide distributor of millwork, windows, doors, and related products in the United States. Operating profit of $19.3 million was $5.6 million above the prior year level, with shipments increasing $37.3 million on a same branch basis. The improved performance was primarily due to increased sales volume and improved margins. Huttig's markets have shown improvement nationwide with the exception of California. Results for 1993 included the April acquisition of Rondel's Inc. and the May acquisition of Whittier-Ruhle Millwork Co. These acquisitions accounted for an increase in sales of $16.5 million and profit of $1 million, and expanded Huttig markets in the states of Washington and New Jersey. Operating profit for 1992 of $13.7 million was $8.4 million above the 1991 level, on an 11 percent increase in sales. Shipments and operating profit in 1991 decreased 17 percent and 72 percent, respectively, from the prior year level. Approximately 40 percent of the 1991 sales decline was attributable to the divestiture of the Sea-Pac unit of Palmer G. Lewis. Profit in 1991 was negatively impacted by non-recurring costs which totalled approximately $4.5 million and included the closing of six facilities.

Valve Systems and Controls is a value-added industrial distributor providing power-operated valves and flow control systems to the petrochemical, oil refinery, and pipeline transmission industries. The unit operated at a small loss in 1993 on a 3 percent sales decline. Sales for 1992 were 20 percent below the prior year and the unit operated at break-even. Operating profit decreased in 1991 despite a 7 percent increase in sales due to lower profit margins caused by lower demand for valve actuated products in the petrochemical market which increased price competition.

Crane Supply Canada, a wholesale distributor of plumbing supplies, valves and piping, operated at a $1.1 million profit in 1993 on a small improvement in sales from the prior year level. The profit improvement is attributable to cost reduction efforts implemented during the year. The unit operated at a loss of $1.2 million on an 11 percent decline in sales in 1992 resulting from a decline in sales and margins in the industrial sector. In 1991, Canada Supply experienced a small profit decline on 6 percent lower sales, but remained profitable due to the implementation of cost reduction measures.

Management's Discussion and
Analysis of Operations (continued)
- --------------------------------------------------------------------------------

Liquidity and
Capital Resources

The company generated $71.0 million of cash from operating activities compared to $64.1 million in 1992 and $81 million in 1991. Cash flow from operations in 1993 was equal to 35 percent of the net debt outstanding at year end.

At December 31, 1993, the net debt to capital ratio was 41 percent compared to 28 percent and 24 percent in 1992 and 1991, respectively. The company's working capital totalled $122 million compared to $205 million in 1992, with the current ratio at 1.4:1 compared to 2.2:1 in 1992. During the year $11.7 million of debt was retired. Interest coverage remained strong at 8.0 times interest expense for 1993 compared to 6.4 for 1992 and 7.3 for 1991.

Expenditures relating to modernization, productivity improvements and expansion of existing businesses amounted to $38.8 million, compared to $23.2 million in 1992 and $21.4 million in 1991. Capital spending is expected to increase significantly in 1994 as a plant expansion at National Vendors and a new office building for Kemlite are completed. These two expenditures alone will total approximately $20 million in 1994. In addition, other significant productivity improvement projects have been planned. These projects will be funded by cash flows from operating activities.

In 1992 the company recorded a $39.4 million pre-tax special charge to cover environmental clean-up costs, asset write-downs, product liability exposure, excess facility costs, and the settlement of an anti-trust lawsuit. During 1993 the company expended $2.9 million of the reserve, with $5.4 million and $2.2 million expected to be expended in 1994 and 1995.

During the year the company purchased 394,000 shares of its common stock for $10.4 million, compared to 1,062,000 shares for $24.8 million and 876,000 shares for $19.8 million in 1992 and 1991, respectively.

As of December 31, 1993, the company had $281 million in uncommitted short-term credit lines of which $173 million was unused. In January 1994 these lines were increased by $40 million. Long-term debt outstanding at year-end totalled $109 million, with scheduled payments of $3.9 million in 1994 and $1.0 million in 1995.

In March 1992, the company sold $100 million of twelve-year senior notes with a coupon rate of 8.5 percent in a public offering. This enabled the company to terminate its $100 million revolving credit agreement with Morgan Guaranty Trust Company. In August 1992 the company exercised its right to redeem the outstanding $44.8 million of 7% Subordinated Debentures Series B due July 1, 1994 at a redemption price of 100% of the principal amount outstanding. Unidynamics Corporation, a wholly owned subsidiary, exercised its right to redeem the $8.7 million of 91/2% Sinking Fund Debentures due April 1, 1999 at the redemption price of 100.95% of the principal amount.

During 1993 the company acquired Burks Pumps, Inc., for approximately $70 million, the operating assets of Filon for approximately $26 million, Rondel's Inc. and Whittier-Ruhle Millwork Company for $5.8 million and $3.1 million, respectively, and purchased Perflow Instruments Ltd. for $1.2 million.

In addition, the company purchased 663,810 shares of Mark Controls Corporation for approximately $6.0 million.

Subsequent to December 31, 1993 the company entered into an agreement to purchase the outstanding shares of ELDEC Corporation for approximately $74 million. The company will initially finance the transaction through short-term credit lines.

In March 1993 the company sold the precision ordnance business of its subsidiary, Unidynamics/Phoenix, Inc. for $6.0 million.

During 1992 the company acquired certain assets of Jenkins Canada, Inc. for approximately $4 million and purchased the equivalent of 600,000 shares of Mid Ocean Reinsurance Company, Ltd. for $10 million.

The adoption of SFAS No. 109, "Accounting for Income Tax", led to a small favorable tax adjustment in 1993.

In January 1994 the company will adopt SFAS No. 112 "Employer's Accounting for Postemployment Benefits". The company accrues most postemployment benefits when incurred, thus the effect of SFAS No. 112 will not be material.

Consolidated Statements of Income                     Crane Co. and Subsidiaries
(In thousands except per share data)

For Years Ended December 31                    1993         1992           1991
                                         ----------   ----------     ----------
Net Sales                                $1,310,205   $1,306,977     $1,302,532
Operating Costs and Expenses:
  Cost of sales                           1,016,548    1,006,009      1,002,800
  Selling, general and administrative       178,381      187,750        192,419
  Depreciation and amortization              29,420       28,530         28,411
  Special charge                                 --       39,444             --
                                         ----------   ----------     ----------
                                          1,224,349    1,261,733      1,223,630
                                         ----------   ----------     ----------
Operating Profit                             85,856       45,244(a)      78,902
Other Income (Deductions):
  Interest expense--net of interest
   income of $4,465, $4,979 and $2,097
   in 1993, 1992 and 1991                    (6,931)      (9,485)        (9,443)
  Miscellaneous--net                            893        2,930          2,946
                                         ----------   ----------     ----------
                                             (6,038)      (6,555)        (6,497)
                                         ----------   ----------     ----------
Income before Taxes                          79,818       38,689         72,405
Provision for Income Taxes                   30,925       14,403         27,412
                                         ----------   ----------     ----------
Income before Cumulative Effect of a
 Change in Accounting                        48,893       24,286         44,993
Cumulative effect of a change in
 accounting for postretirement
 benefits other than pensions, net of
 taxes of $13,862                                --           --        (22,341)
                                         ----------   ----------     ----------
Net Income                               $   48,893   $   24,286(a)  $   22,652
                                         ==========   ==========     ==========
Primary Net Income Per Share:
  Income before cumulative effect of a
   change in accounting                  $     1.62   $      .79          $1.42
  Cumulative effect of a change in
   accounting for postretirement
   benefits other than pensions                  --           --           (.70)
                                         ----------   ----------     ----------
Net Income                               $     1.62   $      .79(a)  $     $.72
                                         ==========   ==========     ==========
Average primary shares outstanding           30,217       30,845         31,628
Fully Diluted Net Income Per Share:
  Income before cumulative effect of
   a change in accounting                $     1.61   $      .78     $     1.41
  Cumulative effect of a change in
   accounting for postretirement
   benefits other than pensions                  --           --           (.70)
                                         ----------   ----------     ----------
Net Income                               $     1.61   $      .78(a)  $      .71
                                         ==========   ==========     ==========
Average fully diluted shares
 outstanding                                 30,404       31,080         31,914
Cash Dividends Declared Per Common
 Share                                   $      .75   $      .75     $      .75
                                         ----------   ----------     ----------

 (a) Includes special charge of $39,444 ($24,400 after tax) or $.78 per share.

Consolidated Balance Sheets
(In thousands except share data)

Balance December 31                                           1993       1992
                                                          --------   --------
Assets
Current Assets:
  Cash and cash equivalents                               $ 12,592   $ 49,104
  Accounts receivable, less allowance of $3,054 ($1,671
   in 1992)                                                178,767    157,702
  Inventories, at lower of cost, principally LIFO, or
   market; replacement cost would be higher by $54,470
   ($49,623 in 1992):
    Finished goods                                         119,014    104,353
    Finished parts and subassemblies                        24,261     18,905
    Work in process                                         22,516     22,072
    Raw materials and supplies                              27,908     18,703
                                                          --------   --------
  Total Inventories                                        193,699    164,033
  Other current assets                                       8,488      7,814
                                                          --------   --------
Total Current Assets                                       393,546    378,653
Property, Plant and Equipment at Cost:
  Land                                                      22,525     20,422
  Buildings and improvements                               137,640    114,958
  Machinery and equipment                                  261,543    241,930
                                                          --------   --------
  Gross Property, Plant and Equipment                      421,708    377,310
  Less accumulated depreciation                            222,314    214,125
                                                          --------   --------
  Net Property, Plant and Equipment                        199,394    163,185

Other Assets                                                38,142     26,205
Cost in Excess of Net Assets Acquired, less accumulated
 amortization of $11,812 ($9,897 in 1992)                  113,083     62,168
                                                          --------   --------
                                                          $744,165   $630,211
                                                          ========   ========

                                                      Crane Co. and Subsidiaries

Balance December 31                                  1993      1992
                                                 --------  --------
Liabilities and Shareholders' Equity
Current Liabilities:
  Current maturities of long-term debt           $  3,852  $  9,348
  Loans payable                                   108,048    32,906
  Accounts payable                                 73,385    59,405
  Accrued liabilities                              81,107    71,144
  U.S. and foreign taxes on income                  5,291     1,220
                                                 --------  --------
Total Current Liabilities                         271,683  $174,023

Long-Term Debt                                    105,557   111,048
Reserves and Other Liabilities                     20,631    23,008
Accrued Postretirement Benefits                    42,570    39,398
Accrued Pension Liability                           6,767     7,709
Deferred Income Taxes                               6,138     3,673
Preferred Shares, par value $.01--5,000,000
 shares authorized                                     --        --
Common Shareholders' Equity:
  Common shares, par value $1.00: Authorized
   --80,000,000 shares, Outstanding--29,863,044
   shares (29,958,470 in 1992) after deducting
   18,540,813 shares in treasury (18,182,624
   in 1992)                                        29,863    29,958
  Capital surplus                                  10,160    15,252
  Retained earnings                               263,666   236,475
  Currency translation adjustment                 (12,870)  (10,333)
                                                 --------  --------
Total Common Shareholders' Equity                 290,819   271,352
                                                 --------  --------
                                                 $744,165  $630,211
                                                 ========  ========

Consolidated Statements                               Crane Co. and Subsidiaries
of Cash Flows (In thousands)

For Years Ended December 31                          1993      1992      1991
                                                ---------  --------  --------
Cash Flows from Operating Activities:
  Net income                                    $  48,893  $ 24,286  $ 22,652
  Accounting change--postretirement benefits           --        --    22,341
                                                ---------  --------  --------
  Income before accounting change                  48,893    24,286    44,993
  Special charge                                       --    29,284        --
  Depreciation                                     24,144    23,719    23,723
  Amortization                                      5,276     4,811     4,688
  Deferred income taxes                               980    (8,157)   (1,661)
  Cash (used for) provided from operating
   working capital                                 (3,400)   (11,725)  15,298
  Other                                            (4,874)    1,866    (6,020)
                                                ---------  --------  --------
Total from Operating Activities                    71,019    64,084    81,021
                                                ---------  --------  --------
Cash Flows from Investing Activities:
  Capital expenditures                            (38,838)  (23,174)  (21,440)
  Proceeds from disposition of capital assets         986     1,264     6,571
  Purchase of equity investments                   (5,964)  (10,000)       --
  Sale of equity investments                           --     3,733    12,035
  Payments for acquisitions                      (105,493)   (4,002)       --
  Proceeds from divestiture                         6,029        --        --
                                                ---------  --------  --------
Total Used for Investing Activities              (143,280)  (32,179)   (2,834)
                                                ---------  --------  --------
Cash Flows from Financing Activities:
  Equity:
    Dividends paid                                (22,511)  (22,999)  (23,472)
    Reacquisition of shares                       (10,405)  (25,060)  (19,530)
    Stock options exercised                         3,322     3,592     3,600
                                                ---------  --------  --------
                                                  (29,594)  (44,467)  (39,402)
                                                ---------  --------  --------
  Debt:
    Proceeds from issuance of long-term debt           --    99,000        --
    Repayments of long-term debt                  (11,737)  (70,462)  (22,690)
    Net increase (decrease) in short-term debt     77,123    10,705    (1,845)
                                                ---------  --------  --------
                                                   65,386    39,243   (24,535)
                                                ---------  --------  --------
Total Provided from (Used for)
 Financing Activities                              35,792    (5,224)  (63,937)
                                                ---------  --------  --------
Effect of exchange rate on cash and
 cash equivalents                                     (43)     (158)      (32)
                                                ---------  --------  --------
(Decrease) Increase in cash
  and cash equivalents                            (36,512)   26,523    14,218
Cash and cash equivalents at
 beginning of year                                 49,104    22,581     8,363
                                                ---------  --------  --------
Cash and cash equivalents at end of year        $  12,592  $ 49,104  $ 22,581
                                                =========  ========  ========
Detail Of Cash (Used For) Provided From
 Operating Working Capital:
    Accounts receivable                         $  (8,503) $  4,909  $  4,213
    Inventories                                   (10,581)    9,845    24,760
    Other current assets                             (454)     (737)   (1,253)
    Accounts payable                                9,895    (2,264)    2,395
    Accrued liabilities                             2,055    (8,052)   (7,692)
    U.S. and foreign taxes on income                4,188   (15,426)   (7,125)
                                                ---------  --------  --------
Total                                           $  (3,400) $(11,725) $ 15,298
                                                =========  ========  ========
Supplemental disclosure of cash
 flow information:
  Interest paid                                 $  17,418  $ 19,395  $ 15,019
  Income taxes paid                                34,721    35,650    35,195
                                                ---------  --------  --------

See Financial Review

Consolidated Statements of Changes                    Crane Co. and Subsidiaries
in Common Shareholders' Equity

                                                                                 Currency   Total Common
                                               Common    Capital   Retained   Translation  Shareholders'
(In thousands except share data)               Shares    Surplus   Earnings    Adjustment         Equity
                                              -------   --------   --------   -----------  -------------
Balance December 31, 1990                     $31,245   $ 48,027   $235,210      $  2,324       $316,806
Net income                                         --         --     22,652            --         22,652
Cash dividends                                     --         --    (23,472)           --        (23,472)
Reacquisition of 876,456 shares                  (876)   (18,904)        --            --        (19,780)
Exercise of stock options, 269,524 shares         270      3,330         --            --          3,600
Conversion of debentures, 12,798 shares            12         41         --            --             53
Restricted stock awarded, 92,120 shares, net       92      2,286       (415)           --          1,963
Currency translation adjustment                    --         --         --        (1,344)        (1,344)
                                              -------   --------   --------      --------       --------
Balance December 31, 1991                      30,743     34,780    233,975           980        300,478
Net income                                         --         --     24,286            --         24,286
Cash dividends                                     --         --    (22,999)           --        (22,999)
Reacquisition of 1,062,413 shares              (1,062)   (23,748)        --            --        (24,810)
Exercise of stock options, 237,597 shares         237      3,355         --            --          3,592
Conversion of debentures, 11,971 shares            12         38         --            --             50
Restricted stock awarded, 28,750 shares, net       28        827      1,213            --          2,068
Currency translation adjustment                    --         --         --       (11,313)       (11,313)
                                              -------   --------   --------      --------       --------
Balance December 31, 1992                      29,958     15,252    236,475       (10,333)       271,352
Net income                                         --         --     48,893            --         48,893
Cash dividends                                     --         --    (22,511)           --        (22,511)
Reacquisition of 394,220 shares                  (394)   (10,011)        --            --        (10,405)
Exercise of stock options, 216,792 shares         217      3,105         --            --          3,322
Conversion of debentures, 25,962 shares            26         78         --            --            104
Restricted stock awarded, 56,040 shares, net       56      1,736        809            --          2,601
Currency translation adjustment                    --         --         --        (2,537)        (2,537)
                                              -------   --------   --------      --------       --------
Balance December 31, 1993                     $29,863   $ 10,160   $263,666      $(12,870)      $290,819
                                              =======   ========   ========      ========       ========

See Financial Review

Financial Review
- --------------------------------------------------------------------------------

Accounting Policies

Principles of Consolidation--The consolidated financial statements include all subsidiaries. All significant intercompany items have been eliminated. Certain prior year amounts have been reclassified to conform with the 1993 presentation.

Cash Equivalents--Highly liquid investments with original maturities of three months or less are considered cash equivalents.

Inventories--Inventories are stated at the lower of cost or market principally on the last-in, first-out (LIFO) method of inventory valuation. The reduction of inventory quantities has resulted in a liquidation of LIFO inventories acquired at lower costs prevailing in prior years. Liquidations have reduced costs of sales by $1,500,000, $2,500,000, and $3,400,000 in 1993, 1992 and 1991,
respectively.

Property, Plant and Equipment--Depreciation was provided primarily by the straight-line method over the estimated useful lives of the respective assets which range from three to twenty-five years.

Intangibles--Cost in excess of net assets acquired is being amortized on a straight-line basis principally over forty years. Other intangible assets are being amortized on a straight-line basis over their estimated useful lives which range from five to twenty years.

Income Taxes--The company changed its method of accounting for income taxes, effective January 1, 1993, to conform with SFAS No. 109, "Accounting for Income Taxes." The Statement requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial carrying amounts of existing assets and liabilities and their tax basis. Prior to 1993, provisions were made for deferred income taxes where differences existed between the time that transactions affected taxable income and the time that these transactions entered into the determination of income for financial statement purposes.

Interest Rate Swap Agreements--The company enters into interest rate swap agreements to moderate its exposure to interest rate changes and to lower the overall cost of borrowings. The differential to be paid or received is accrued as interest rates change and is recognized in income over the life of the agreements.

Net Income Per Share--Primary earnings per share calculations are based upon the weighted average number of common shares outstanding after giving effect to dilutive stock options. Fully diluted earnings per share gives effect to the assumed conversion of convertible debentures and the effect of dilutive stock options.

Revenues--Revenues are generally recorded when title passes to the customer. Revenues on long-term contracts are recognized under the percentage-of-completion method of accounting and are measured principally on either a cost-to-cost or a unit of delivery basis. These contracts represent approximately 2% of sales in any one year. Accounts receivable include unreimbursed costs and accrued profits to be billed of $4,615,000, and $8,116,000 at December 31, 1993 and 1992, respectively.

Special Charge

The 1992 special charge of $39.4 million, or 78 cents per share, included $20.1 million of environmental expenses and asset write-downs associated with Unidynamics/Phoenix, $12.1 million primarily related to product liability exposure and excess facility costs, and $7.2 million of costs related to the settlement of an anti-trust lawsuit involving a previously discontinued business.

Research and Development

Product development and engineering costs aggregated approximately $18,300,000, $19,200,000, and $18,600,000 in 1993, 1992 and 1991, respectively. In addition, approximately $139,000, $4,100,000, and $6,900,000 was received in 1993, 1992 and 1991, respectively, for customer-sponsored research and development relating to projects within the Engineered Industrial Products segment.

Miscellaneous--Net

                For Years Ended
(In thousands)  December 31,       1993     1992      1991
                                   ----   ------   -------
Gain (Loss) on disposal
 of capital assets                 $425   $ (779)  $(4,237)
Gain on investments                 556    3,997     7,039
Other                               (88)    (288)      144
                                   ----   ------   -------
                                   $893   $2,930   $ 2,946
                                   ====   ======   =======

Income Taxes

The company adopted the provisions of SFAS 109 effective January 1, 1993. The effect of adopting this standard was not material to the company's financial statements.

A reconciliation between income taxes based on the application of the statutory federal income tax rate to income before income taxes and income taxes as set forth in the Consolidated Statements of Income follows:

(In thousands)                     1993       1992      1991
                                -------   --------   -------
Income before taxes:
  Domestic                      $83,296   $ 49,980   $67,484
  Foreign                        (3,478)   (11,291)    4,921
                                -------   --------   -------
                                 79,818     38,689    72,405
                                -------   --------   -------
Statutory federal tax at 35%
 (34% in 1992 and 1991)          27,936     13,154    24,618
Increase (reduction) from:
  Foreign and local taxes         4,756      1,551     3,122
  Goodwill                          686        659       664
  Non-taxable FSC income           (737)      (804)     (783)
  Effect of tax rate increase      (510)        --        --
  Other                          (1,206)      (157)     (209)
                                -------   --------   -------
Provision for income taxes      $30,925   $ 14,403   $27,412
                                =======   ========   =======
Percentage of income
 before taxes                      38.7%      37.2%     37.9%
                                =======   ========   =======

- --------------------------------------------------------------------------------

The foregoing provision includes (benefits)/charges for foreign taxes of $413,000, ($4,235,000) and $2,941,000 and state taxes of $5,140,000, $3,352,000 and $4,405,000 in 1993, 1992 and 1991, respectively.

At December 31, 1993, the company had unremitted earnings of foreign subsidiaries of $64 million for which a deferred tax liability has not been recognized. It is the intention of the company to indefinitely reinvest these earnings in foreign operations. The determination of the amount of the unrecognized deferred tax liability for temporary differences related to these foreign subsidiaries is not practicable.

Deferred income taxes at December 31, 1993 consisted of:

(In thousands)                  Assets  Liabilities
                               -------  -----------
Accelerated depreciation       $    --      $15,516
Difference between book basis
 and the tax basis of assets        --        9,350
Postretirement benefits         15,684           --
Inventory related                1,388           --
Insurance related                5,354           --
Environmental related            5,414           --
Pension                             --        4,084
Deferred compensation            1,790           --
Other                            5,706          963
                               -------      -------
                               $35,336      $29,913
                               =======      =======

At December 31, 1993 current deferred tax assets of $12.6 million were included in other receivables and $1.1 million of current deferred liabilities were included in income tax payable. Non-current deferred tax assets and non-current deferred tax liabilities of $6.1 million were included in deferred income taxes.

The provision for income taxes is composed of the following:

(In thousands             1993      1992      1991
                       -------   -------   -------
Deferred income taxes  $   980   $(8,157)  $(1,661)
Current income taxes    29,945    22,560    29,073
                       -------   -------   -------
                       $30,925   $14,403   $27,412
                       =======   =======   =======

The components of deferred income tax (benefits)/expenses are as follows:

(In thousands)    1993      1992      1991
               -------   -------   -------
Depreciation   $(1,829)  $(3,109)  $(1,425)
Reserves         2,271    (5,348)     (635)
Other              538       300       399
               -------   -------   -------
               $   980   $(8,157)  $(1,661)
               =======   =======   =======

Postretirement Benefits

In 1991 the company adopted SFAS No. 106 "Postretirement Benefits Other Than Pensions," which requires accrual of postretirement health care and life insurance benefits during the years an employee provides services. In years prior to 1991 the company expensed these benefits on a cash basis.

Postretirement health care and life insurance benefits are provided for certain domestic and foreign employees who meet minimum age and service requirements. The company does not pre-fund these benefits and has the right to modify or terminate benefits.

(In thousands)   December 31,        1993      1992
                                  -------   -------
Accumulated postretirement
 benefit obligation:
  Retirees                        $24,807   $24,076
  Fully-eligible active
   plan participants                1,973     2,297
  Other active plan participants    6,669     8,503
                                  -------   -------
    Total                          33,449    34,876
Unrecognized net gain               9,121     4,522
                                  -------   -------
  Accrued postretirement
   benefit                        $42,570   $39,398
                                  =======   =======
Net periodic cost:
  Service cost--benefits earned
   during the period              $   850   $   943
  Interest cost on accumulated
   benefit obligation               2,768     2,772
  Amortization of gain               (182)     (100)
                                  -------   -------
  Net cost                          3,436     3,615
  Benefits paid                    (2,482)   (2,588)
Burks Pumps acquisition             2,218        --
Accrued postretirement benefit--
 beginning of year                 39,398    38,371
                                  -------   -------
Accrued postretirement benefit--
 end of year                      $42,570   $39,398
                                  =======   =======

The cost of covered benefits was assumed to increase 13% for 1993, and then to decrease gradually to 5% by 2007 and remain at that level thereafter. In prior years, the cost of covered benefits was assumed to increase 15% until 1993 and then decrease gradually to 7% by 2009, and remain at that level thereafter. An increase in the assumed health care cost trend rate by one percentage point would increase the accumulated postretirement benefit obligation by approximately $3.6 million and the net periodic cost by approximately $0.8 million for the year. The discount rate used in determining the accumulated postretirement benefit obligation was 7.25% in 1993 and 8.5% in prior years.

The company participates in several multi-employer insurance plans, which provide benefits to certain employees under collective bargaining agreements. Total contributions to these plans were approximately $2,193,000, in 1993, $1,853,000 in 1992, and $1,660,000 in 1991.

Financial Review
(continued)
- --------------------------------------------------------------------------------

Pensions

The company and its subsidiaries have pension plans which cover substantially all of their employees and non-employee directors. The plans generally provide benefit payments using a formula based on length of service and final average compensation, except for some hourly employees for whom the benefits are a fixed amount per year of service. The company's policy is to fund at least the minimum amount required by the applicable regulations. The pension plan for salaried employees in Canada was changed in 1993 from a defined benefit to a defined contribution money purchase plan, resulting in a curtailment gain of approximately $3.1 million. The adjacent table sets forth net periodic pension costs.

(In thousands)                      1993      1992      1991
                                --------  --------  --------
Service cost-benefits earned
 during the period              $  7,305  $  7,598  $  7,543
Interest cost on projected
 benefit obligation               13,979    13,864    14,730
Actual gain on plan assets       (35,872)  (14,368)  (31,514)
Net amortization and deferral     13,443    (4,947)   13,426
                                --------  --------  --------
Pension (income) expense
 for company-sponsored
 pension plans                  $ (1,145) $  2,147  $  4,185
                                ========  ========  ========

The following table sets forth by funded status the amounts recognized in the company's balance sheet at December 31, for company-sponsored pension plans:

                                                  1993                     1992
                               -----------------------  -----------------------
(In thousands)                 Overfunded  Underfunded  Overfunded  Underfunded
                               ----------  -----------  ----------  -----------
Actuarial present value of
 benefit obligation:
  Vested                         $153,497       $6,500    $136,111       $4,691
  Nonvested                         5,052           99       4,303          132
                                 --------     --------    --------       ------
    Accumulated benefit
     obligation                   158,549        6,599     140,414        4,823
  Effect of future pay
   increases                       28,829          282      32,467          310
                                 --------     --------    --------       ------
Projected benefit obligation      187,378        6,881     172,881        5,133
                                 --------     --------    --------       ------
Assets and book reserves
 relating to such benefits:
  Funded assets at fair value     232,475        5,890     203,292        4,155
  Book reserves, net               (5,830)         709      (1,690)         668
                                 --------     --------    --------       ------
                                  226,645        6,599     201,602        4,823
                                 --------     --------    --------       ------
Assets and book reserves
 greater (less) than projected
 benefit obligations             $ 39,267       $ (282)   $ 28,721       $ (310)
                                 ========     ========    ========       ======
Consisting of:
  Unrecognized net asset
   (liability) at date of
   adoption less amortization    $ 13,195       $ (675)   $ 15,684       $ (748)
  Unrecognized net gains
   (losses)                        25,138         (396)     13,992         (180)
  Unrecognized prior service
   cost                               934           --        (955)          --
  Adjustment required to
   recognize minimum liability         --          789          --          618
                                 --------     --------    --------       ------
                                 $ 39,267       $ (282)   $ 28,721       $ (310)
                                 ========     ========    ========       ======

- --------------------------------------------------------------------------------

The assumed discount rate, expected return on assets and rate of compensation level increases used to determine the projected benefit obligation for U.S. plans at December 1993 were 7.25%, 8.25%, and 4.75%, respectively. The rates at December 1992 and 1991 were 8.5%, 9.5%, and 6.25%, respectively. The rates for foreign plans at December 1993 were 7.5% to 8.25% for discount rate, 8.25% to 9.0% for return on assets, and a 7.5% compensation increase. The foreign rates at December 1992 and 1991 were 8.5% to 9.0%, 9.0%, and 6.25% to 7.5%, respectively.

At December 31, 1993, substantially all plan assets are invested in listed stocks and bonds. These investments include common stock of the company which represents 3% of plan assets.

The company participates in several multi-employer pension plans, which provide benefits to certain employees under collective bargaining agreements. Total contributions to these plans were approximately $1,482,000 in 1993, $1,301,000 in 1992, and $1,177,000 in 1991.

The company sponsors a savings and investment plan [401(k) Plan] which is available to eligible non-bargaining and salaried employees of the company and certain of its subsidiaries. The company contributes, on a matching basis, an amount equal to 50% of deferred savings up to 6% of each participant's compensation, all of which is invested in company stock. During the last three years, the company made annual contributions of approximately $2 million to the 401(k) Plan.

Employer's Accounting for Postemployment Benefits

The Financial Accounting Standards Board requires that SFAS No. 112, "Employers' Accounting for Postemployment Benefits," be implemented for fiscal years beginning after December 15, 1993. The company currently accrues most postemployment benefits when incurred, therefore, the adoption of SFAS 112 in January 1994 will not be material.

Accrued Liabilities

(In thousands)  December 31,         1993     1992
                                  -------  -------
Employee-related expenses         $27,209  $23,455
Insurance                          13,532   13,774
Environmental                       4,360    5,214
Sales allowances                    4,693    4,603
Interest                            4,004    4,565
Litigation                          3,500       --
Taxes other than income             2,532    2,171
Professional fees                   2,452    2,081
Pensions                            2,812      915
Other                              16,013   14,366
                                  -------  -------
                                  $81,107  $71,144
                                  =======  =======

Reserves and Other Liabilities

(In thousands)   December 31,      1993      1992
                                -------   -------
Environmental                   $ 8,669   $ 7,165
Insurance                         4,707     6,616
Warranty                          4,494     4,685
Relocation                          640     1,954
Employee benefits                   602     1,051
Other                             1,519     1,537
                                -------   -------
                                $20,631   $23,008
                                =======   =======

Short-Term Financing

At December 31, 1993, the company had $281,000,000 in uncommitted short-term credit lines with domestic and foreign banks, $173,000,000 of which was unused.

Long-Term Financing

(In thousands)     December 31,             1993       1992
                                        --------   --------
Crane Co.:
Senior debt:
  8 1/2% notes due 2004                 $100,000   $100,000
  Original issue discount                   (852)      (936)
                                        --------   --------
                                          99,148     99,064
                                        --------   --------
Subordinated debt:
  7% Sinking fund debentures due 1993          -      7,612
  5% Convertible debentures
   due 1993 and 1994, convertible
   at $3.70 and $4.26                        738        889
                                        --------   --------
Total Crane Co.                           99,886    107,565
                                        --------   --------
Subsidiaries:
  Industrial revenue bonds                 4,757      8,550
  Capital lease obligations                3,284      2,605
  Other                                    1,482      1,676
                                        --------   --------
Total Subsidiaries                         9,523     12,831
                                        --------   --------
Total long-term debt                     109,409    120,396
  Less current portion                     3,852      9,348
                                        --------   --------
Long-term debt net of current portion   $105,557   $111,048
                                        ========   ========

At December 31, 1993, the principal amounts of long-term debt repayments required for the next five years are $3,852,000 in 1994, $1,045,000 in 1995, $954,000 in 1996, $887,000 in 1997, and $806,000 in 1998.

Financial Review
(continued)
- --------------------------------------------------------------------------------

Interest Rate Swap Agreements

The company periodically enters into interest rate swap agreements to manage its exposure to interest rate changes and to lower the overall cost of borrowings. All interest rate swaps are subject to market risk as interest rates fluctuate.

During 1993 the company entered into five agreements. Two swap positions which changed the company's interest rate exposure from fixed to floating were terminated in August with realized gains. Two outstanding agreements with notional amounts of $20 million each that convert the company's interest rate exposure from fixed to floating will mature in May and December 1994. The company also entered into an off-market swap to lock in the gain on an exposed swap position executed in 1992. The gain on this transaction is being amortized over the life of the original agreement.

In 1992 the company transacted an off-market swap to lock in a gain on an interest rate swap position that was recorded earlier in the year. This gain is being amortized over the life of the original agreement.

Fair Value of Financial Instruments

The following disclosure of the estimated fair value of financial instruments was made in accordance with the requirements of SFAS No. 107. The estimated fair value amounts have been determined by the company using available market information and appropriate valuation methodologies.

                                   1993                1992
                     ----------------------------  --------
                     Carrying      Fair  Carrying      Fair
(In thousands)         Amount     Value    Amount     Value
                     --------  --------  --------  --------
Assets:
  Investments        $ 16,083  $ 16,010  $ 10,000  $ 10,000
Liabilities:
  Short-term debt     111,900   115,450    42,254    42,778
  Long-term debt      105,557   118,707   111,048   121,437
Unrealized gain on
 interest rate swap
 agreements--net           --     1,153        --       739

Investments--the company purchased the equivalent of 600,000 shares of Mid Ocean Reinsurance Company, Ltd. in 1992 for $10 million. In 1993 the company purchased 663,810 shares of Mark Controls Corporation for approximately $6 million which approximates fair value at December 31, 1993. These investments are included in other assets on the balance sheet.

Short-term and Long-term debt--rates currently available for borrowing with similar terms and remaining maturities are used to estimate fair value for debt issues that are not quoted on an exchange.

Interest rate swap agreements--the fair value of interest rate swaps is the amount at which they could be settled, based on estimates obtained from dealers.

Commitments and Contingencies

The company leases certain facilities, vehicles and equipment under capital and operating leases with various terms. Certain leases contain renewal or purchase options. Future minimum payments, by year and in the aggregate, under these leases with initial or remaining terms of one year or more consisted of the following at December 31, 1993:

                                      Minimum
                 Capital  Operating  Sublease
(In thousands)    Leases     Leases    Income      Net
                 -------  ---------  --------  -------
1994             $   800    $ 9,878    $  818  $ 9,860
1995                 639      8,441       397    8,683
1996                 554      6,585       151    6,988
1997                 439      5,234       103    5,570
1998                 360      3,773        93    4,040
Thereafter         1,540     11,547       350   12,737
                 -------    -------    ------  -------
Total minimum
 lease payments    4,332    $45,458    $1,912  $47,878
                            =======    ======  =======
Interest          (1,048)
                 -------
Present value    $ 3,284*
                 =======

* Includes $530 due within one year.

The weighted average interest rate for capital leases is 7.7%.

Rental expense for all operating leases was $15,865,000, $17,081,000 and $18,910,000 for 1993, 1992 and 1991, respectively.

The cost of assets capitalized under leases is as follows at December 31:

(In thousands)                    1993     1992
                               -------  -------
Buildings and improvements     $11,223  $11,569
Machinery and equipment          8,344    8,218
                               -------  -------
                                19,567   19,787
Less accumulated depreciation   15,808   15,655
                               -------  -------
                               $ 3,759  $ 4,132
                               =======  =======

The company has established a self-insurance program to cover certain liability costs beneath the levels of insurance provided by its various policies in force.

At December 31, 1993, the company had received certain proposed notices of adjustment to federal income tax and was involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the company's financial condition.

The company has been named a potentially responsible party (PRP) in connection with various site clean-ups directed by the Environmental Protection Agency or by state environmental agencies. Most involvements at these sites are on a de minimus basis or remedial actions have been sufficiently completed that either individually or in the aggregate they are not expected at

- --------------------------------------------------------------------------------

this time to be material. However, all environmental sites by their nature are subject to uncertainties including uncertainties about the status of the law, regulations, technology, and information related to the individual site. On the basis of current information, there are two sites where the company's environmental exposure at this time is not believed to be de minimus or remote.

One site in Arizona arises out of operations of a subsidiary prior to its acquisition by the company. At that site, a soil vapor extraction system will be completed in 1994 to operate for 3 years, and a groundwater remediation system will be completed in 1995 to operate for 15 years as presently conceived. The future costs of both systems including operating costs have been fully reserved. The company is presently in litigation with the subsidiary's insurers and has reached negotiated settlements with certain of the carriers. No insurance recoveries were anticipated in establishing the reserve.

At the other site in California, the company has completed a soil clean-up and has committed to pay 30% of the construction cost of a water blending facility for a water remediation project with six other PRPs. The company has obtained, after litigation, reimbursement from its insurance carriers and has provided sufficient reserves to cover anticipated future expenditures for the blending facility. In January 1994, the company was advised that it will be one of up to forty parties named in a cost recovery action for this same site by another PRP who is implementing the major portion of that water remediation project. The net amount demanded of the company is approximately $13 million. Based on a preliminary understanding of the facts, the company believes its proportionate responsibility, if any, should not be material.

Acquisitions, Divestitures and Investments

On December 29, 1993 the company acquired Burks Pumps, Inc. for $70 million. The net assets of Burks Pumps have been included in the financial statements at values representing a preliminary allocation of the purchase price. Although final valuations will affect this allocation, they are not expected to have a material effect on the financial statements. The purchase price exceeded the preliminary fair values assigned by $50 million. Burks Pumps has manufacturing operations in Piqua, OH and Decatur, IL and provides engineered pumps for an array of specialized commercial, industrial and municipal fluid handling applications. These products are marketed under the Barnes, Burks, Weinman, Crown and Prosser brand names. Also included is the Seller's line of tank cleaning equipment for the industrial clean-in-place market. This acquisition substantially increases the company's involvement in niche markets in the pump industry.

In October 1993 the company acquired Filon, a manufacturer of fiberglass-reinforced plastic (FRP) panels, for approximately $26 million. Filon was integrated with Kemlite which produces FRP panels for the transportation, building products and recreational vehicle markets.

During April and May 1993, the operating assets of Rondel's Inc. and Whittier-Ruhle Millwork Company were purchased for $5.8 million and $3.1 million, respectively. Both companies are value-added wholesale distributors of high quality building products and will enhance Huttig's nationwide distribution network. In addition, Crane Ltd. purchased Perflow Instruments Ltd., a manufacturer of equipment for the measurement and control of fluid and gas flows, for $1.2 million.

In March 1992, certain assets of Jenkins Canada, Inc., a manufacturer of bronze and iron valves, were acquired by the company for approximately $4 million.

The above mentioned acquisitions were accounted for by the purchase method. Since Burks Pumps was acquired late in December, its operating results were not material and are not included in the company's 1993 income. The results of operations for all other above- mentioned acquisitions have been included in the financial statements from their respective dates of purchase. These acquisitions did not have a material effect on the results of operations.

Pro forma financial information assuming the acquisition of Burks Pumps, Inc. had taken place as of the beginning of 1992 is provided below:

(In thousands except per share data)          1993        1992
                                        ----------  ----------
Net Sales                               $1,365,700  $1,359,617
Operating Profit                            89,432      48,945
Net Income                                  49,363      23,235
Income Per Share                        $     1.63  $      .75
                                        ----------  ----------

During March 1993 the company sold the precision ordnance business of its subsidiary, Unidynamics/Phoenix, Inc., for $6 million.

At December 31, 1993, the company held 663,810 shares of Mark Controls Corporation. The company's investment of approximately $6 million is carried at cost which approximated market, and represents approximately 13.2 percent of the outstanding shares of Mark Controls Corporation.

During 1992 the company purchased the equivalent of 600,000 shares of Mid Ocean Reinsurance Company, Ltd. for $10 million.

Subsequent Event

In February 1994 the company announced a definitive merger agreement with ELDEC Corporation whereby the company commenced a tender offer at $13.00 per share for all outstanding shares of common stock of ELDEC. The tender offer, upon completion, will be followed by a merger in which any nontendering stockholders will have the right to obtain $13.00 per share in cash. As part of the transaction, the company has signed agreements with certain ELDEC shareholders to purchase approximately 51% of the outstanding ELDEC shares at $13.00 per share upon the closing of the tender offer. ELDEC has approximately 5,696,000 shares outstanding. ELDEC custom designs and manufactures electronic and electromechanical systems for aerospace and defense applications.

Financial Review
(continued)
- --------------------------------------------------------------------------------

Stock Options and Stock Award Plans

A summary of stock option transactions follows:

Number of Shares              1993        1992        1991
                         ---------   ---------   ---------
Outstanding January 1    1,215,966   1,230,438   1,249,713
  Options granted          283,000     264,000     268,250
  Options cancelled         (8,500)    (40,875)    (18,001)
  Options exercised       (216,792)   (237,597)   (269,524)
                         ---------   ---------   ---------
Outstanding December 31  1,273,674   1,215,966   1,230,438
                         =========   =========   =========

At December 31, 1993, options for 809,736 shares were exercisable and 458,384 shares were available for grant. Per share option prices ranged from $6.56 to $27.25.

The company's restricted stock award plan provides for awards of common stock to key officers and employees, subject to resale restrictions. The current restrictions on outstanding awards are scheduled to lapse, in part, over a five year period, or upon the achievement of certain performance objectives.

In 1993 the shareholders approved a proposal of the board of directors to amend the company's restricted stock award plan, extending the expiration date from April 30, 1993 to May 30, 1998 and increasing as of May 10, 1993 the common shares available for grant to 500,000 shares. The company awarded 73,000 shares in 1993, and as of December 31, 1993, 427,000 shares are available for future awards. Compensation expense is determined based on the market value at the time of the award and is normally amortized over the five year restriction period.

Pursuant to the Non-Employee Director Restricted Stock Plan, non-employee directors received 3,040 shares of company stock in 1993 as a group. All directors who are not full-time employees of the company are eligible to participate in the plan. The shares are issued each year after the company's annual meeting, are forfeitable if the director ceases to remain a director until the company's next annual meeting, and may not be sold for a period of five years, or until the director leaves the board.

Preferred Shares Purchase Rights

In July 1988, the company distributed one preferred share purchase right for each outstanding share of common stock. The preferred rights were not exercisable when granted and may only become exercisable under certain circumstances involving actual or potential acquisitions of the company's common stock by a person or affiliated persons. Depending upon the circumstances, if the rights become exercisable, the holder may be entitled to purchase shares of the company's Series A Junior Participating Preferred Stock, or shares of common stock of the acquiring person. Preferred shares purchasable upon exercise of the rights will not be redeemable. Each preferred share will be entitled to preferential rights regarding dividend and liquidation payments, voting power, and, in the event of any merger, consolidation or other transaction in which common shares are exchanged, preferential exchange rate. The rights will remain in existence until June 27, 1998, unless they are earlier terminated, exercised or redeemed. The company has authorized five million shares of $.01 par value preferred stock.

Analysis By Segment of Business

The company has two industry segments: Engineered Industrial Products and Wholesale Distribution. Operations in the Engineered Industrial Products segment involve the production and sale of various engineered products including valves, specialty pumps, anti-skid braking control systems for the aerospace industry, a variety of products and equipment with defense applications, electronic vending machines and coin handlers and fiberglass reinforced panels. Operations in the Wholesale Distribution segment involve the distribution of millwork, windows, doors and related products, plumbing supplies, valves and piping, actuated valves and flow control systems.

An analysis of sales, operating profit, assets, capital expenditures and depreciation and amortization appears on page 24.

Management's Responsibilities
for Financial Reporting
- --------------------------------------------------------------------------------

The accompanying consolidated financial statements of Crane Co. and subsidiaries have been prepared by management in conformity with generally accepted accounting principles and, in the judgment of management, present fairly and consistently the company's financial position and results of operations. These statements by necessity include amounts that are based on management's best estimates and judgments and give due consideration to materiality.

The accounting systems and internal accounting controls of the company are designed to provide reasonable assurance that the financial records are reliable for preparing consolidated financial statements and maintaining accountability for assets and that, in all material respects, assets are safeguarded against loss from unauthorized use or disposition. Qualified personnel throughout the organization maintain and monitor these internal accounting controls on an ongoing basis. In addition, the company's internal audit department systematically reviews the adequacy and effectiveness of the controls and reports thereon. The consolidated financial statements have been audited by Deloitte & Touche, independent auditors, whose report appears on this page.

The Audit Committee of the Board of Directors, composed solely of outside directors, meets periodically with management and with the company's internal auditors and independent auditors to review matters relating to the quality of financial reporting and internal accounting control and the nature, extent and results of their audits. The company's internal auditors and independent auditors have free access to the Audit Committee.

/s/ R. S. Evans

R. S. Evans
Chairman, Chief Executive Officer and President

/s/ J. P. Cronin

J. P. Cronin
Vice President--Finance and Chief Financial Officer


Independent Auditors' Report
- --------------------------------------------------------------------------------

Deloitte &
    Touche
- ----------
      LOGO

To the Shareholders of Crane Co.:

We have audited the accompanying consolidated balance sheets of Crane Co. and its subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, cash flows and changes in common shareholders' equity for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Crane Co. and its subsidiaries at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

As discussed in the note "Postretirement Benefits", in 1991 the Company changed its method of accounting for postretirement benefits other than pensions to conform with Statement of Financial Accounting Standards No. 106.

/s/ Deloitte & Touche

Stamford, Connecticut
January 24, 1994, except for the note "Subsequent Event" on page 21, as to which the date is February 11, 1994

Analysis by Segment                                   Crane Co. and Subsidiaries
(In thousands)

                                        1993               1992               1991
                                  ----------------   ----------------   ----------------
                                      Amount     %       Amount     %       Amount     %
                                  ----------   ---   ----------   ---   ----------   ---
Net Sales:
Industry Segments:
  Engineered Industrial Products  $  667,576    50   $  710,875    54   $  713,876    54
  Wholesale Distribution             655,218    50      608,519    46      602,761    46
                                  ----------   ---   ----------   ---   ----------   ---
                                   1,322,794   100    1,319,394   100    1,316,637   100
  Intersegment Sales                 (12,589)           (12,417)           (14,105)
                                  ----------         ----------         ----------
                                  $1,310,205         $1,306,977         $1,302,532
                                  ==========         ==========         ==========
Geographic Region:
  United States                   $1,031,724    77   $  999,543    75   $  961,775    73
  Canada                             171,576    13      172,345    13      189,470    14
  Other International                135,752    10      157,733    12      172,187    13
                                  ----------   ---   ----------   ---   ----------   ---
                                   1,339,052   100    1,329,621   100    1,323,432   100
  Interregional Sales                (28,847)           (22,644)           (20,900)
                                  ----------         ----------         ----------
                                  $1,310,205         $1,306,977         $1,302,532
                                  ==========         ==========         ==========
Operating Profit: (a)
Industry Segments:
  Engineered Industrial Products  $   78,166    80   $   85,080    87   $   84,830    90
  Wholesale Distribution              19,969    20       12,640    13        9,365    10
                                  ----------   ---   ----------   ---   ----------   ---
                                      98,135   100       97,720   100       94,195   100
  Corporate                          (12,279)           (13,032)           (15,293)
  Special Charge                          --            (39,444)                --
                                  ----------         ----------         ----------
                                  $   85,856         $   45,244         $   78,902
                                  ==========         ==========         ==========
Geographic Region: (b)
  United States                   $   94,751    97   $   97,020    99   $   83,812    89
  Canada                               3,930     4       (2,091)   (2)       3,041     3
  Other International                   (546)   (1)       2,791     3        7,342     8
                                  ----------   ---   ----------   ---   ----------   ---
                                      98,135   100       97,720   100       94,195   100
  Corporate                          (12,279)           (13,032)           (15,293)
  Special Charge                          --            (39,444)                --
                                  ----------         ----------         ----------
                                     $85,856           $ 45,244         $   78,902
                                  ==========         ==========         ==========
Assets:
Industry Segments:
  Engineered Industrial Products   $ 472,883    69   $  368,044    67   $  399,284    68
  Wholesale Distribution             207,716    31      180,737    33      189,933    32
                                  ----------   ---   ----------   ---   ----------   ---
                                     680,599   100      548,781   100      589,217   100
  Corporate                           63,566             81,430             41,020
                                  ----------         ----------         ----------
                                  $  744,165         $  630,211         $  630,237
                                  ==========         ==========         ==========
Geographic Region:
  United States                   $  522,772    77   $  394,276    72   $  417,692    71
  Canada                              84,194    12       83,354    15       87,227    15
  Other International                 73,633    11       71,151    13       84,298    14
                                  ----------   ---   ----------   ---   ----------   ---
                                     680,599   100      548,781   100      589,217   100
  Corporate                           63,566             81,430             41,020
                                  ----------         ----------         ----------
                                  $  744,165         $  630,211         $  630,237
                                  ==========         ==========         ==========

                                        Capital Expenditures  Depreciation and Amortization
                                   -------------------------  -----------------------------
                                      1993     1992     1991       1993      1992      1991
                                   -------  -------  -------  ---------  --------  --------
Industry Segments:
  Engineered Industrial Products   $23,875  $19,210  $16,790    $21,079   $21,498   $21,340
  Wholesale Distribution             8,615    3,767    4,650      5,279     4,406     4,474
  Corporate                          6,348      197       --      3,062     2,626     2,597
                                   -------  -------  -------    -------   -------   -------
                                   $38,838  $23,174  $21,440    $29,420   $28,530   $28,411
                                   =======  =======  =======    =======   =======   =======
Geographic Region:
  United States                    $31,999  $13,616  $12,021    $22,372   $21,078   $21,495
  Canada                             3,182    4,263    5,219      3,264     3,396     3,079
  Other International                3,657    5,295    4,200      3,784     4,056     3,837
                                   -------  -------  -------    -------   -------   -------
                                   $38,838  $23,174  $21,440    $29,420   $28,530   $28,411
                                   =======  =======  =======    =======   =======   =======

(a) For 1992, $34,744 of the special charge relates to the Engineered Industrial Products segment, and $4,700 is applicable to Corporate. 1991 results included charges (credits) of $1,346, $946 and $(124) to Engineered Industrial Products, Wholesale Distribution and Corporate, respectively, related to the adoption of SFAS No. 106, "Postretirement Benefits Other than Pensions."
(b) For 1992, $34,444 of the special charge is applicable to the United States and $5,000 is applicable to Canada.

Five-year Summary of Selected                         Crane Co. and Subsidiaries
Financial Data (In thousands except per share data)

Years Ended December 31                1993         1992          1991           1990         1989
                                 ----------   ----------    ----------     ----------   ----------
Net Sales                        $1,310,205   $1,306,977    $1,302,532     $1,438,248   $1,455,589
  Depreciation and Amortization      29,420       28,530        28,411         30,102       33,629
Operating Profit                     85,856       45,244(a)     78,902        113,311      105,045
  Interest Expense                   11,396       14,464        11,540         16,746       19,177
Income before Taxes                  79,818       38,689        72,405        102,488       91,579
Provision for Income Taxes          (30,925)     (14,403)      (27,412)       (39,753)     (35,660)
                                 ----------   ----------    ----------     ----------   ----------
Income from Operations           $   48,893   $   24,286(a) $   44,993(b)  $   62,735   $   55,919
                                 ==========   ==========    ==========     ==========   ==========
Income Per Common Share
  Primary                        $     1.62   $      .79(a) $     1.42(b)  $     1.96   $     1.72
  Fully Diluted                        1.61          .78(a)       1.41(b)        1.94         1.69
Cash Dividends Per Common Share  $      .75   $      .75    $      .75     $      .75   $      .71
Assets                           $  744,165   $  630,211    $  630,237     $  664,811   $  654,557
Long-Term Debt                   $  105,557   $  111,048    $   83,847     $  104,143   $  119,102
                                 ----------   ----------    ----------     ----------   ----------

(a) Includes special charge of $39,444 ($24,400 after tax) or $.78 per share.
(b) Income before cumulative effect of a change in accounting for postretirement benefits other than pensions of $22,341 ($.70 per share).

Quarterly Results for the Year (Unaudited)            Crane Co. and Subsidiaries
(In thousands except per share data)

                                                         Quarter        Year
                      ------------------------------------------  ----------
                         First    Second         Third    Fourth
                      --------  --------      --------  --------
1993
Net Sales             $312,313  $337,693      $337,924  $322,275  $1,310,205
Cost of Sales          241,804   259,455       263,867   251,422   1,016,548
Depreciation and
 Amortization            5,593     5,353         5,476     5,034      21,456
                      --------  --------      --------  --------  ----------
Gross Profit          $ 64,916  $ 72,885      $ 68,581  $ 65,819  $  272,201
                      --------  --------      --------  --------  ----------
Net Income            $ 10,766  $ 15,726      $ 12,762  $  9,639  $   48,893
Primary Net Income
 Per Share            $    .36  $    .52      $    .42  $    .32  $     1.62
                      --------  --------      --------  --------  ----------
1992
Net Sales             $313,541  $338,550      $338,862  $316,024  $1,306,977
Cost of Sales          242,440   261,066       262,431   240,072   1,006,009
Depreciation and
 Amortization            5,519     5,534         5,226     5,120      21,399
Special Charge              --    39,444            --        --      39,444
                      --------  --------      --------  --------  ----------
Gross Profit          $ 65,582  $ 32,506      $ 71,205  $ 70,832  $  240,125
                      --------  --------      --------  --------  ----------
Net Income (Loss)     $  9,006  $ (9,480)(a)  $ 10,515  $ 14,245  $   24,286(a)
Primary Net Income
 (Loss) Per Share     $    .29  $   (.31)(a)  $    .34  $    .47  $      .79(a)
                      --------  --------      --------  --------  ----------

(a) Includes special charge of $39,444 ($24,400 after tax) or $.78 per share.

Market and Dividend Information
- -- Crane Co. Common Shares

         New York Stock Exchange Composite Price Per Share  Dividends Per Share
         -------------------------------------------------  -------------------
                             1993                     1992       1993      1992
         ------------------------  -----------------------
Quarter         High          Low         High         Low
         -----------  -----------  -----------  ----------   --------  --------
First        $27 7/8      $22 5/8      $27 7/8     $23 3/8     $.1875    $.1875
Second        30 5/8       24 7/8       27 5/8      23          .1875     .1875
Third         30 7/8       26 5/8       25 1/4      21 7/8      .1875     .1875
Fourth        29           24 1/8       24 3/8      21 3/4      .1875     .1875
                                                               ------    ------
                                                               $.75      $.75
                                                               ======    ======

At December 31, 1993 there were approximately 6,900 holders of record of Crane Co. common stock.

Shareholder Information
- ------------------------------------------------------------------------------

Form 10-K

Copies of Form 10-K for 1993 as filed with the Securities and Exchange Commission are available upon written request from the Secretary's Office at Crane Co., 100 First Stamford Place, Stamford, CT 06902

Annual Meeting

The Crane Co. annual meeting of shareholders will be held at 10:00 a.m. on Monday, May 9, 1994 at the Sheraton Stamford Hotel, One First Stamford Place, Stamford, CT 06902 in the Freedom II room.

Stock Listing

Crane Co. common stock is traded on the New York Stock Exchange, listed under the symbol "CR."

Independent Auditors

Deloitte & Touche
333 Ludlow Street
Stamford, CT 06902

Equal Employment
Opportunity Policy

Crane Co. is an equal opportunity employer. It is the policy of the company to recruit, hire, promote and transfer to all job classifications without regard to race, color, religion, sex, age, disability or national origin.

Environment, Health &
Safety Policy

Crane Co. is committed to protecting the environment and will strive to protect the biosphere by taking responsibility to prevent serious or irreversible environmental degradation through efficient operations and activities.

Crane Co. recognizes environmental management among its highest priorities throughout the corporation, and has established policies and programs which are integral and essential elements of the business plans of each of the business units.

Crane Co. will strive to minimize environmental, health and safety risks to all its employees, and to public health in the communities in which it operates by utilizing safe technologies, training programs, and emergency preparedness.

Crane Co. will seek to continually improve the development, design and operation of its facilities through the efficient use of energy and the sustainable use of renewable resources, minimizing adverse environmental impact through waste reduction, recycling and responsible waste disposal.

Crane Co. will manufacture and produce products or services that minimize environmental impact and that are safe when properly used and maintained, and will promote the adoption of these principles by its contractors and suppliers.

Crane Co. will promptly communicate to all affected persons the known hazards and safeguards associated with its manufacturing processes and activities while utilizing good science and research to define and efficiently manage all significant risks.

Crane Co. has committed management resources to these goals by adopting the above policies, and by establishing the position of Vice President-Environment, Health and Safety, which is responsible for assuring compliance, measuring environmental performance, and conducting regular environmental audits in order to provide appropriate information to the Crane Co. management team and to regulatory authorities.

Shareholder Information
(continued)
- --------------------------------------------------------------------------------

Stock Transfer Agent
and Registrar of Stock

First Chicago Trust
Company of New York
Customer Service:
1-201-324-0498

Non-Postal Deliveries
14 Wall St., Ste. 4680
New York, NY 10005

Dividend Reinvestment
Optional Payments
P.O. Box 13531
Newark, NJ  07188-0001

General Correspondence &
Changes of Address
P.O. Box 2500
Jersey City, NJ  07303-2500

Transfer of Stock Certificates
P.O. Box 2506
Jersey City, NJ 07303-2506

Bond Trustees and
Disbursing Agents

Bank of America
National Trust and
Savings Association
Customer Service Center:
1-800-423-5041

Corporate Trust #8510
333 So. Beaudry Avenue; 25th Fl.
Los Angeles, CA 90017

The Bank of New York
Corporate Trust Department:
1-800-524-4458
101 Barclay Street
New York, NY 10286

Dividend Reinvestment and
Stock Purchase Plan

Crane offers shareholders the opportunity to participate in a Dividend Reinvestment and Stock Purchase Plan. The plan provides two convenient methods for increasing your investment in Crane Co. common shares, without paying fees and commissions.

Dividend Reinvestment: for all or part of your dividends on Crane common shares and voluntary cash payments you choose to make; and

Voluntary Cash Only: of any amount from $10 to a maximum of $5,000 a month.

Under terms of the Plan, First Chicago Trust Company of New York will act as agent for shareholders interested in purchasing additional Crane common shares automatically, on a regular basis.

The details of this plan and its benefits to you as a Crane shareholder are described in a brochure available by writing to:

First Chicago Trust
Company of New York
Dividend Reinvestment Plan--
Crane Co.
Post Office Box 2598,
Jersey City, NJ 07303-2598

28