Form 10-K, Exhibit 13
period 1994-12-31
CRANE CO /DE/
filed 1995-03-23
CIK 25445

                                                                       Crane Co.
Financial Highlights
(In thousands except per share data)

                                           1994             1993             1992             1991             1990
- -------------------------------------------------------------------------------------------------------------------
Net Sales                            $1,653,466       $1,310,205       $1,306,977       $1,302,532       $1,438,248
Operating Profit                        109,889           85,856           45,244           78,902          113,311
Income before Taxes                      91,227           79,818           38,689           72,405          102,488
Provision for Income Taxes              (35,294)         (30,925)         (14,403)         (27,412)         (39,753)
- -------------------------------------------------------------------------------------------------------------------
Income from Operations               $   55,933       $   48,893       $   24,286       $   44,993/(a)/  $   62,735
- -------------------------------------------------------------------------------------------------------------------
Per Primary Share:
  Income from Operations             $     1.86       $     1.62       $      .79       $     1.42/(a)/  $     1.96
Cash Dividends Per Common Share      $      .75       $      .75       $      .75       $      .75       $      .75
Average Primary Shares Outstanding       30,146           30,217           30,845           31,628           32,057
- -------------------------------------------------------------------------------------------------------------------

/(a)/ Income before cumulative effect of a change in accounting for postretirement benefits other than pensions of $22,341 ($.70 per share).


TABLE OF CONTENTS

         1    Financial Highlights
         2    Letter to Shareholders
         4    Description of Business Units
         8    Management's Discussion
              and Analysis of Operations
        15    Financial Statements
        20    Financial Review
        28    Segment Data
        30    Management's Responsibility/
              Independent Auditors' Report
        32    Shareholder Information
    Back      Directors and Officers
    Cover

A Letter to Our Shareholders

- --------------------------------------------------------------------------------
OVERALL RESULTS

1994 was a successful and exciting year for Crane, characterized by improvements in sales, profitability, productivity, and cash flow. Sales and operating profit increased 26% and 28%, respectively. Net earnings increased 15% to $1.86 per share. Cash flow per share, measured as net income plus depreciation and amortization, increased 29% to $3.34 during the year. In 1994 three major acquisitions were completed for $240 million, adding to the two acquisitions made at the end of 1993. These acquisitions have added significantly to our market positions. Our company enters the new year with a better mix of businesses, better growth opportunities, and stronger cash flow and earnings potential than ever.

     The acquisitions led us to realign the company into six business segments:
Fluid Handling, Aerospace, Engineered Materials, Crane Controls, Merchandising Systems, and Wholesale Distribution. Crane's new segment reporting has received a favorable reaction from the investment community and I hope you will find it helpful in understanding our company.

PHILOSOPHY

Crane's philosophy is to enhance long-term shareholder value through effective use of its strong cash flow and financial position. We believe the role of management is to carefully select among alternative uses of discretionary cash flow: investments in core businesses for product development and productivity improvement, acquisitions, share repurchases, dividends, and debt repayment. Over the eleven year period I have been Chairman, Crane stock has had an average annual compound rate of return of 20%, assuming reinvestment of dividends, compared to the S&P 500 return of 14.5% calculated on the same basis.

     Our incentive compensation system is designed to link management's interests directly to shareholders' interests. It measures performance on true economic earnings and value added based upon cash flow returns in excess of our cost of capital. Our system uses the prior year as a benchmark with incentive awards paid over several years. This focuses managers on continuous improvement over the long term since awards are subject to adjustment based on subsequent years' performance. This system is firmly established throughout Crane and continues to promote individual excellence, team collaboration and enhanced productivity.

STRATEGY

Crane's strategy is a simple one: grow the earnings of niche businesses with high market share; build an aggressive and committed management team whose interests are directly aligned to those of the shareholders; and maintain a focused, efficient corporate structure. This will result in consistent excess cash flow which will be used to further enhance shareholder value.

     This strategy has produced tangible results. Crane enjoys strong niche market positions with businesses serving the aerospace, automated merchandising, truck/trailer and recreational vehicle, fluid handling and housing industries. We have the strongest management team since I have been with Crane, and our corporate expense has declined to only 0.7% of sales. In 1994, we continued to benefit from this strategy as evidenced by the following highlights.

HIGHLIGHTS

ELDEC Corporation, a new addition to Crane in 1994, had an impressive debut. Under the leadership of Arlan VanKoevering, ELDEC has produced increasingly profitable results in every month since acquisition. Arlan was instrumental in reorganizing ELDEC's management and right-sizing the

- --------------------------------------------------------------------------------
organization, reducing its work force by 22% and selling off $14.3 million in excess assets in the process. We welcome Arlan and ELDEC to Crane with high expectations for future earnings growth.

     National Vendors, under the effective leadership of Robert Muller, continued to develop new product innovations and take global marketing initiatives. National Vendors introduced the Cafe System "7" in 1994 to penetrate the office coffee services market, and it became National Vendors' most successful product introduction to date. A renewed focus on national accounts resulted in a two-year exclusive agreement with the largest food service organization in the United States.

     Hydro-Aire's technical leadership continued in 1994, in spite of the downturn in the aerospace industry, with a 100% win rate on all new anti-skid braking programs awarded during the year. Hydro-Aire was selected as the system supplier on Boeing's 737-700, Bombardier's Global Express, McDonnell F-18, Gulfstream V, and Lockheed's new military transport. Raymond Boushie, who joined the company in September as President, has already had a positive impact. Ray's experience in this industry will help position the company to build value in the future.

     Kemlite's President, Richard Schueller, recognized the synergies to be realized through the acquisition of Filon. The benefits of this acquisition were most evident in 1994 as Kemlite capitalized upon its expertise in fiberglass-reinforced plastic panel production and increased its operating leverage. New market penetration and improved manufacturing efficiencies brought record profits and a record backlog of orders.

     Under the leadership of William Landholt, who joined Crane in February 1994 as president of Crane Valves worldwide, the Mark Controls Valve business was integrated into Crane Valves, which was reorganized on a global basis. This has allowed us to greatly expand our sales distribution channels, eliminate overlapping coverage, and leverage our purchasing power through global sourcing. Synergies from this acquisition will become increasingly evident in 1995.

     Burks Pumps, purchased in December 1993, brought a talented operating team led by Paul Baldetti who had guided Burks through a series of acquisitions focusing on strong brand recognition and cost reductions. All pump businesses are now managed by Paul under Crane Pumps & Systems, with worldwide responsibility for the manufacturing and marketing of our Chempump, Deming, Barnes, Burks, Weinman and Prosser/Enpo product lines.

     L. Hill Clark was promoted to Executive Vice-President of Crane in early 1994. Hill has responsibility for our aerospace and pump businesses and was instrumental in our acquisition and integration of ELDEC Corporation and bringing new management to Hydro-Aire and ELDEC.

     David Smith was elected to the position of Vice President-Finance and Chief Financial Officer in April 1994. Prior to this promotion, David was responsible for corporate development and played a key role in Crane's recent acquisitions. David's charge is to assure that Crane's cash flow and financial resources are focused on taking advantage of future opportunities to create shareholder value.

     I would like to take this opportunity to thank Arthur A. Seeligson, Jr. for his contributions to Crane Co. during his thirteen year tenure as a member of our Board of Directors. He will retire at this year's Annual Meeting. His wise counsel and insights will be missed.

     I also want to thank all my Crane colleagues who, by listening to our customers' needs, continue to provide increased value, quality, and service which improve our economic prospects.

Sincerely,

/s/ R. S. Evans

Robert S. Evans
Chairman, Chief Executive
Officer and President

February 14, 1995

Crane Co.

UNIT AND LOCATION
- -----------------
FLUID HANDLING
- --------------
Crane Valves
North America

  Crane Ltd.
  United Kingdom

  Pacific Valves
  Long Beach, CA

  Flowseal/Centerline
  Long Beach, CA

  Empire Foundry
  Tulsa, OK

  Westad Industri A/S
  Geithus, Norway

  Crane Australia Pty., Ltd.
  Sydney, Australia

PRODUCTS
- --------
Gate, Globe, Check, Butterfly and Ball valves in all size ranges made from Bronze, Cast Iron, Steel, Stainless Steel, and other special corrosion resistant alloys
     Pressure seal design valves for high pressure and temperature service
     High performance and resilient butterfly valves, HF Acid Valves; extensive repair, contract maintenance and "in-line" service capabilities, pipe fittings manufactured in United Kingdom

MARKETS SERVED
- --------------
Hydrocarbon Processing industries: Refining, Petrochemical, Oil and Gas Production and Distribution; Chemical Processing; Pulp and Paper; Power Generation including "co-gen" and Nuclear applications; Shipbuilding, Commercial Construction, HVAC, Water and Sewage, Building and Engineering services

BUSINESS HIGHLIGHTS
- -------------------
The acquisition of Mark Controls and the integration of the Crane and Mark Controls Valve businesses under one management. A global focus, greatly expanding sales distribution channels worldwide.
     The elimination of redundant product lines and expansion of low-cost suppliers in China, South Korea, India and Romania.

BUSINESS OUTLOOK
- ----------------
Sales and profits expected to increase significantly with full year Mark Controls results, expanded distribution in Europe, Middle East and Asia, strong steel valve demand and benefits from cost reduction actions taken in 1994.

- --------------------------------------------------------------------------------
UNIT AND LOCATION
- -----------------
FLUID HANDLING
- --------------
Crane Pumps &
Systems, Inc.
Piqua, OH

  Barnes Pumps

  Burks Pumps

  Deming Pump

  Prosser/Enpo

  Weinman

  Chempump

  Sellers

PRODUCTS
- --------
Submersible Wastewater Regenerative Turbine and End Suction Centrifugal, Horizontal & Vertical Centrifugal, Standard Vertical Turbine and Air-Operated Diaphragm, Submersible Dewatering, Split Case, End Suction, In-Line, Leakproof Centrifugal, Metering, Rotary Tank Cleaners and Steam Injectors

MARKETS SERVED
- --------------
Municipal, Industrial and Commercial Wastewater, Specialty Industrial Markets, Original Equipment Manufacturers, Power and Construction Industries; Government Contracts, Commercial HVAC Industry, Chemical and Hydro-Carbon Processing Industries
     Engineered Cleaning Equipment for General Industry

BUSINESS HIGHLIGHTS
- -------------------
Acquired Burks Pumps in December 1993.
     The integration of Burks Pumps, Deming and Chempump into Crane Pumps and Systems tripled Crane's pump business to $93 million in 1994.
     Reorganized production facilities to focus on manufacturing specific ranges of products, reducing costs and sourcing of common components.

BUSINESS OUTLOOK
- ----------------
Profit expected to improve in 1995 based on cost reductions achieved in 1994 and an integrated and focused marketing effort in 1995 for the Barnes, Burks, Deming, Prosser, Weinman and Chempump product lines.

- --------------------------------------------------------------------------------
UNIT AND LOCATION
- -----------------
FLUID HANDLING
- --------------
Cochrane Environmental Systems
King of Prussia, PA

PRODUCTS
- --------
Deaerators, Steam Specialty, Ion Exchangers, Softening Filtration, Clarification and Condensate Polishing

MARKETS SERVED
- --------------
Most Industries Requiring Water and Wastewater Treatment

BUSINESS HIGHLIGHTS
- -------------------
Management reorganization

BUSINESS OUTLOOK
- ----------------
Market for water treatment and deaerator equipment has become global. Cochrane has redeployed its resources to take advantage of growing markets.

UNIT AND LOCATION
- -----------------
AEROSPACE
- ---------
ELDEC Corporation
Lynnwood, WA

PRODUCTS
- --------
Position Indication and Control Systems, Proximity Switches and Components, True Mass Fuel Flowmeters, Power Conversion Components and Systems

MARKETS SERVED
- --------------
Commercial, Business and Military Aerospace Industries

- --------------------------------------------------------------------------------
UNIT AND LOCATION
- -----------------
AEROSPACE
- ---------
Hydro-Aire
Burbank, CA

PRODUCTS
- --------
Anti-Skid and Automatic Braking Systems, Fuel and Hydraulic Pumps, Coolant Pumps and Systems, Hydraulic and Pneumatic Valves and Regulators, Actuators and Solid State Components

MARKETS SERVED
- --------------
Commercial, Business and Military Aerospace Industries

- --------------------------------------------------------------------------------
UNIT AND LOCATION
- -----------------
AEROSPACE
- ---------
Lear Romec
Elyria, OH

PRODUCTS
- --------
Lubrication Pumps and Fuel Pumps for Aircraft and Aircraft Engines

MARKETS SERVED
- --------------
Commercial and Military Aircraft, Ground Vehicles, Land and Marine Applications and Missiles

BUSINESS HIGHLIGHTS
- -------------------
The March 1994 acquisition of ELDEC Corporation brought Crane a strong technology base, high market share and established products on all major commercial and business aircraft.
     Hydro-Aire was selected for all anti-skid braking system programs awarded in 1994, including: Boeing 737-700, Bombardier Global Express, McDonnell F-18, Gulfstream V and Lockheed's new military transport.
     Lear Romec received a sole source contract with Rolls Royce to produce lube oil pumps for the Trent Engine production program.

BUSINESS OUTLOOK
- ----------------
Sales and profits are expected to rise with the addition of ELDEC for a full year and as a result of the management actions in 1994.
     The OEM business appears to be flat for 1995 therefore we expect the two other units to remain flat.
     Promising new products are in development including an infrared-based gate to aircraft highspeed data link as well as new applications of our core power conversion technology within the telecommunications and industrial markets.

- --------------------------------------------------------------------------------
UNIT AND LOCATION
- -----------------
ENGINEERED MATERIALS
- --------------------
Kemlite Company, Inc.
Joliet, IL

PRODUCTS
- --------
Fiberglass-Reinforced Plastic Panels used as Truck Interior Wall Liners and Roofs; Recreational Vehicle Sidewall and Roofs; and Wall and Ceiling Systems for the Building Market

MARKETS SERVED
- --------------
Truck, Trailer, Recreational Vehicle and Commercial Construction

- --------------------------------------------------------------------------------
UNIT AND LOCATION
- -----------------
ENGINEERED MATERIALS
- --------------------
Cor Tec
Washington Court
House, OH

PRODUCTS
- --------
Fiberglass-Reinforced Polyester Resin Laminated Panels for Transportation, Construction, Marine, Signage and Sound Barrier Applications

MARKETS SERVED
- --------------
Truck and Trailer Manufacturers, Infrastructure Construction

- --------------------------------------------------------------------------------
UNIT AND LOCATION
- -----------------
ENGINEERED MATERIALS
- --------------------
Resistoflex
Marion, NC

PRODUCTS
- --------
Corrosion Resistant Plastic-Lined Pipe, Fittings, Valves, Bellows and Hose Assemblies, High Performance Separable Fittings for Operating Pressures to 8,000 PSI and Flexible, Plastic-Lined Assemblies

MARKETS SERVED
- --------------
Pharmaceutical, Chemical Processing, Pulp and Paper, Petroleum Distribution, Waste Management Industries, Military and Aerospace Contractors

- --------------------------------------------------------------------------------
UNIT AND LOCATION
- -----------------
ENGINEERED MATERIALS
- --------------------
Crane Plumbing
Montreal, Canada

PRODUCTS
- --------
Manufacturer of Plumbing Fixtures

MARKETS SERVED
- --------------
Residential, Industrial, Commercial and Institutional Construction in Canada

- --------------------------------------------------------------------------------
UNIT AND LOCATION
- -----------------
ENGINEERED MATERIALS
- --------------------
Polyflon
New Rochelle, NY

PRODUCTS
- --------
Radio Frequency and Microwave Components, Capacitors, Circuit Processing, Substrates; Resonating Structures, Antennas

MARKETS SERVED
- --------------
Magnetic Resonance Imaging, Radar and Microwave Manufacturers


BUSINESS HIGHLIGHTS
- -------------------
The Filon acquisition in October 1993 established Kemlite as the leading supplier of FRP panels to the recreational vehicle market.
     Kemlite fully integrated the Filon panel product line in Jonesboro which increased sales and reduced inventories.
     Kemlite completed a new 20,000 square foot office facility next to the Joliet, Illinois plant.
     Resistoflex introduced IsoBend(TM), a specialty PTFE lined piping system which reduces the number of flanges needed in a pipe run. IsoBend(TM) is a 1994 plant engineering "Product of the Year" finalist. Resistoflex was awarded the largest US PTFE lined pipe contract in history by Hoffman-La-Rouche.
     Crane Plumbing was able to increase market share by taking advantage of a strike by a major competitor.

BUSINESS OUTLOOK
- ----------------
Solid results are expected to continue, primarily due to demand in end markets. In 1995 a world-wide shortage of glass fiber reinforcement has caused this key raw material to be allocated.
     Kemlite's markets will remain strong in 1995 and the company will concentrate on the key customer partnerships that will allow Kemlite to maintain its leadership position.
     New FRP trailer orders are up at CorTec increasing its order backlog to record levels.
     New product introductions will continue to increase sales at Resistoflex in 1995.
     Crane Plumbing results will increase due to improved capacity utilization at its potteries and favorable pricing due to currency exchange rates.

Crane Co.

UNIT AND LOCATION
- -----------------
CRANE CONTROLS
- --------------
Barksdale, Inc.
Los Angeles, CA

PRODUCTS
- --------
Pressure Switches and Transducers, Temperature Switches and Directional Control Valves

MARKETS SERVED
- --------------
Manufacturer of Compressors, Machine Tools, Trucks and Spa Heaters

- --------------------------------------------------------------------------------
UNIT AND LOCATION
- -----------------
CRANE CONTROLS
- --------------
Powers Process
Controls
Skokie, IL

PRODUCTS
- --------
Process Controllers and Instrumentation, Control Valves, Temperature Regulators, Water Mixing and Thermal Shock Protection Shower Valves, Plumbing Brass

MARKETS SERVED
- --------------
Chemical Process Industry, Food Processing, Pharmaceuticals, Water Waste Treatment, and Institutional Construction

- --------------------------------------------------------------------------------
UNIT AND LOCATION
- -----------------
CRANE CONTROLS
- --------------
Dynalco Controls
Ft. Lauderdale, FL

PRODUCTS
- --------
Rotational Speed Sensors, Instruments, Control Systems

MARKETS SERVED
- --------------
Stationary Engines, Pipelines, Construction and Agriculture Equipment

- --------------------------------------------------------------------------------
UNIT AND LOCATION
- -----------------
CRANE CONTROLS
- --------------
Azonix, Inc.
Billerica, MA

PRODUCTS
- --------
Data Acquisition Products, Control Systems and Operator Interfaces

MARKETS SERVED
- --------------
Chemical, Petrochemical Power and Automotive

- --------------------------------------------------------------------------------
UNIT AND LOCATION
- -----------------
CRANE CONTROLS
- --------------
Ferguson
St. Louis, MO

PRODUCTS
- --------
Index Drives and Tables, Mechanical Parts Handlers, In-Line Transfer
Machines, Rotary Tables, Press Feeds, Custom Cams, Special Intermittent Motion Machines

MARKETS SERVED
- --------------
Industrial and Commercial Machinery

BUSINESS HIGHLIGHTS
- -------------------
The acquisition of Mark Controls in April 1994 created a new business by adding four profitable niche control businesses with both excellent internal growth and additional acquisition opportunities.
     The consolidation of the Canadian Plumbing Brass business with Powers Process Controls resulted in a strong institutional distribution network.
     The decision was made to consolidate the European operation of Ferguson Machine into one facility in Belgium.
     Two new index drives were introduced at Ferguson Machine, making its inline transfer product more competitive.
     Barksdale added 30 new sales representatives.

BUSINESS OUTLOOK
- ----------------
Sales and profit expected to increase significantly as the result of:
     Full year Mark Control results
     New products and added distribution at Barksdale
     The addition of Plumbing Brass product at Powers Process will allow us to increase our market share in North America
     New products introduced in 1994 at Dynalco Controls and Azonix
     The consolidation of the Ferguson European facilities

- --------------------------------------------------------------------------------
UNIT AND LOCATION
- -----------------
MERCHANDISING SYSTEMS
- ---------------------
National Vendors
Bridgeton, MO

PRODUCTS
- --------
Electronic Vending Machines for Snack Foods and Confections, Cold Drinks, Hot Beverages, Refrigerated Food and Frozen Food; Coin and Currency Changers

MARKETS SERVED
- --------------
Automated Merchandising

- --------------------------------------------------------------------------------
UNIT AND LOCATION
- -----------------
MERCHANDISING SYSTEMS
- ---------------------
National Rejectors, Inc.
GmbH
Buxtehude, Germany

PRODUCTS
- --------
Electronic Validators, Magnetic Card Cashless Payment Systems

MARKETS SERVED
- --------------
Automated Merchandising

BUSINESS HIGHLIGHTS
- -------------------
1994 was a record sales year for National Vendors.
     The Cafe System "7" was introduced to service the office coffee service market and became National Vendors most successful new product introduction.
     A national accounts program was introduced and a two year exclusive sales agreement was reached with the largest food service organization in the United States.
     National Vendors began production of its new Ice Cream Unit, an electronically controlled dispenser of novelty ice cream.

BUSINESS OUTLOOK
- ----------------
The National Vendors plant expansion and integration program that began in December 1992 will be completed during 1995.
     This program will improve product quality, reduce production costs and increase manufacturing flexibility.
     Operating results should improve in 1995 on the strength of products introduced in 1994 and expanded distribution to the Pacific Rim and Latin America.

UNIT AND LOCATION
- -----------------
WHOLESALE DISTRIBUTION
- ----------------------
Huttig Sash & Door Company
Chesterfield, MO

PRODUCTS
- --------
Distributor of Doors, Windows, Millwork, Specialty Construction Materials and Related Products

MARKETS SERVED
- --------------
Building Products Retailers and Contractors

- --------------------------------------------------------------------------------
UNIT AND LOCATION
- -----------------
WHOLESALE DISTRIBUTION
- ----------------------
Crane Supply
Montreal, Canada

PRODUCTS
- --------
Distributor of Pipe, Valves, Fittings, Plumbing Fixtures

MARKETS SERVED
- --------------
Industrial, Municipal, Commercial and Institutional Construction

- --------------------------------------------------------------------------------
UNIT AND LOCATION
- -----------------
WHOLESALE DISTRIBUTION
- ----------------------
Valve Systems and
Controls
Houston, TX

PRODUCTS
- --------
Industrial Distributor of Automated Valves and Integrated Control Systems

MARKETS SERVED
- --------------
Petroleum, Chemical, Power and General Processing Industries

BUSINESS HIGHLIGHTS
- -------------------
Huttig Sash & Door Co. acquired a wood moulding plant located in Prineville, Oregon. This facility will allow Huttig to expand its market presence in the high-end specialty millwork market.
     Huttig sold its window manufacturing facility in South Carolina, which lost $2.1 million in 1994.
     Huttig consolidated operations in Iowa and Florida eliminating a total of three operations while maintaining market share. It also reduced working capital and facilities requirements.

BUSINESS OUTLOOK
- ----------------
1995 profit expected to improve due to:
     Full year operating results of Huttig's new specialty wood moulding facility
     The elimination of losses at Huttig window manufacturing
     New management organization at Valve Systems and Controls
     Improved industrial economy in Canada and lower costs

- --------------------------------------------------------------------------------
UNIT AND LOCATION
- -----------------
OTHER
- -----
Crane Defense
Conroe, TX

PRODUCTS
- --------
Specialized Handling Systems, Elevators, Winches, Ground Support Equipment, Cranes and Associated Electronics

MARKETS SERVED
- --------------
Shipbuilding, Aerospace and Commercial Construction

BUSINESS HIGHLIGHTS
- -------------------
Entered into Bioremediation market and vehicle component market.

BUSINESS OUTLOOK
- ----------------
Slow growth through diversification from core business to environmental and vehicular components.

Management's Discussion and Analysis of Operations

- --------------------------------------------------------------------------------

RESULTS OF OPERATIONS

CONSOLIDATED
(In millions)                                     1994        1993        1992
- ------------------------------------------------------------------------------
Sales                                         $1,653.5    $1,310.2    $1,307.0
Operating Profit                                $109.9    $   85.9    $   45.2
Operating Margin                                   6.6%        6.6%        3.5%
- ------------------------------------------------------------------------------

During 1994, our strategy of obtaining economic returns greater than our cost of capital was evidenced by the acquisition of companies which complement existing businesses and have leading positions in niche markets. This contributed substantially to repositioning the company. Three significant acquisitions were made during the first six months of 1994, ELDEC Corporation, Mark Controls Corporation and a moulding and millwork operation in Prineville, Oregon. In addition, Burks Pumps, Inc. and Filon were acquired in the fourth quarter of 1993. These five acquisitions, for a total purchase price of $336 million, had sales of approximately $400 million in the year preceding their acquisition and made a major contribution to the improved 1994 results.

     As a result of these acquisitions, the company realigned its business segments during 1994, to provide investors with a clearer view of Crane's businesses. The newly aligned segments are Fluid Handling, Aerospace, Engineered Materials, Crane Controls, Merchandising Systems, Wholesale Distribution, and Other. Results of operations from the 1994 and 1993 acquisitions are included in the new segments as follows: ELDEC Corp. (Aerospace), Mark Controls Corp. (Fluid Handling and Crane Controls), Prineville operation (Wholesale Distribution), Burks Pumps, Inc. (Fluid Handling), and Filon (Engineered Materials).

     Sales increased $343 million in 1994 to a record of $1.65 billion. Of this increase, $308 million is attributable to the recent acquisitions. Excluding acquisitions, revenues increased 5 percent in Fluid Handling, 7 percent in Engineered Materials, 1 percent in Merchandising Systems and 5 percent in Wholesale Distribution which more than offset the 14 percent decline in Aerospace. Sales in 1993 were slightly higher than the 1992 level as stronger sales in Merchandising Systems and Wholesale Distribution offset a 26 percent decline in Aerospace revenues and a 9 percent decline in Fluid Handling shipments.

     Operating profit improved significantly in 1994 to $109.9 million, an increase of $24 million. As evidence of the effectiveness of Crane's strategy, the acquisitions contributed $35.4 million to profit while Merchandising Systems and Fluid Handling reported increases in profits of 29 percent and 13 percent, respectively. However, these strong results were adversely impacted by the continued weakness in the Aerospace industry.

     Operating profit in 1993 was $85.9 million compared to 1992 results of $45.2 million which included a $39.4 million charge for environmental expenses and asset write-downs associated with Unidynamics/Phoenix, which was sold in 1993, product liability exposure and excess facility costs, and costs related to the settlement of an anti-trust lawsuit involving a previously discontinued operation. Engineered Materials, Wholesale Distribution, and Merchandising Systems had improved operating results in 1993 which more than offset declines at Fluid Handling, Crane Controls and Aerospace. 1992 profits for Aerospace were impacted by a $20.1 million charge for environmental expenses and asset write-downs, referred to above.

     Net interest expense increased $13.6 million to $20.6 million in 1994 because the acquisitions were debt financed. Net interest costs totalled $6.9 million in 1993, down $2.6 million from the 1992 level as a result of lower borrowing levels and lower interest rates.

     Miscellaneous income totalled $1.9 million in 1994, compared to $.9 million in 1993, resulting from the sale of facilities and an equity investment in Germany. In 1992, $2.9 million of miscellaneous income consisted primarily of a $3.7 million gain from the sale of an equity investment.

     The company's effective tax rate was 38.7 percent in 1994 and 1993, and
37.2 percent in 1992. Net income totalled $55.9 million in 1994 compared to $48.9 million in 1993 and $24.3 million in 1992.

     Net income per share increased 15 percent to $1.86 compared to $1.62 in 1993 and $.79 in 1992.

FLUID HANDLING

(In millions)                                     1994        1993        1992
- ------------------------------------------------------------------------------
Sales                                           $310.0      $197.7      $218.1
Operating Profit                                $ 19.1      $  8.9      $ 11.9
Operating Margin                                   6.1%        4.5%        5.5%
- ------------------------------------------------------------------------------

The Fluid Handling segment consists of a valve business that serves the global valve market and a pump business which manufactures pumps used in the chemical, general industrial, and commercial industries. The Crane

- --------------------------------------------------------------------------------
Valve business with manufacturing facilities in North America, the United
Kingdom and Australia, sells a wide variety of valves and fluid control products for the chemical and hydrocarbon processing, power, general industrial and commercial construction industries. The North American unit also provides a full range of valve aftermarket services including parts, repairs and modifications. The company's subsidiary in the United Kingdom also maintains repair and service facilities for valves, compressors, heat exchangers and similar equipment. In 1994, the company purchased Mark Controls, whose valve products are sold under the Pacific Valves and Flowseal/Centerline brands. Crane Pumps & Systems, Inc., which includes Burks Pumps purchased in December 1993, manufactures pumps used in the chemical, power, hydrocarbon processing, municipal, general industrial and commercial industries. The company's Cochrane Environmental Systems division designs and markets water and wastewater equipment for almost every major industry.

     The Fluid Handling segment's 1994 operating profit increased $10.2 million on a 57 percent increase in sales. The improved sales and operating profit performance was due to the Burks Pumps acquisition at the end of 1993, and the valve business acquired with Mark Controls at the end of April 1994. These acquisitions added $101.5 million to sales and $9.0 million to operating profit for 1994. Operating profit of $8.9 million in 1993 was 26 percent lower than the prior year level of $11.9 million with sales declining 9 percent from 1992.

     The Mark Controls acquisition strengthened the Crane Valve business. This acquisition brings to Crane the Flowseal and Centerline brand of quarter turn valves and the Pacific pressure seal and HF Acid valves. Synergies from this acquisition will become increasingly evident in 1995. To focus resources, the Crane Valve business was reorganized on a global basis under one management structure in 1994. This has allowed Crane to greatly expand sales distribution channels world-wide and eliminate overlapping coverage. This is especially true of the Mark Controls quarter turn line where distribution channels have been expanded to Europe, the Middle East, Asia, and Australia through Crane's established network.

     The Burks Pumps acquisition in December 1993 tripled Crane's pump business to $93 million in 1994. The pump business has been consolidated under a new entity named Crane Pumps & Systems with world-wide responsibility for the manufacturing and marketing of our Chempump, Deming, Barnes, Burks, Weinman and Prosser/Enpo product lines.

     During the year, steps were taken to streamline administrative and operating facilities. We closed the Mark Controls corporate headquarters and Centerline's Tulsa operation, saving over $3 million per year. Redundant product lines for both pumps and valves were eliminated allowing Crane to offer its best products to customers. In addition, Crane expanded its low-cost base of foreign suppliers in China, South Korea, India, Mexico and Romania in 1994, and joint ventures in Indonesia and China are planned for 1995.

AEROSPACE

(In millions)                                     1994        1993        1992
- ------------------------------------------------------------------------------
Sales                                           $160.8       $99.6      $135.2
Operating Profit                                $ 31.3       $31.2      $ 22.0
Operating Margin                                  19.5%       31.3%       16.3%
- ------------------------------------------------------------------------------

The Aerospace segment consists of: Hydro-Aire, the world leader in the design and manufacture of electronically controlled anti-skid braking systems; Lear Romec, a leading supplier of oil lubrication and fuel boost pumps; and ELDEC, which designs and manufactures position indication and control systems, proximity switches, true mass fuel flowmeters and power conversion systems.

     Sales improved $61.2 million in 1994 due entirely to the ELDEC acquisition in March 1994 which added $75.7 million to revenue. A difficult aerospace market continued to adversely impact Hydro-Aire and Lear Romec where revenues were down 12 percent from 1993. Operating profit totalled $31.3 million in 1994, up $.1 million from the 1993 level as additional ELDEC earnings offset lower results at the other Aerospace units.

     Sales were down 26 percent in 1993 due to the downturn in the aerospace industry and the sale of Unidynamics/Phoenix. 1993 profits improved 42 percent due to the $20.1 million charge for environmental expenses and asset write-downs in 1992.

     The Aerospace market has continued to decline over the last three years. It is expected that this trend will bottom out in 1995 as Crane units ship products for new airframes, including the Boeing 777. Crane will also benefit substantially from the inclusion of full year ELDEC results and improved cost positions and aftermarket sales efforts at Hydro-Aire and Lear Romec.

     The ELDEC acquisition brings a strong technology base and high market share, with established products on all major commercial and business aircraft. In 1994 the management team was reorganized and the organization right-sized resulting in a 22% work force reduction. This produced profitable results in every month since the acquisition compared to marginal profitability in the prior three years. In addition, excess assets were sold for $14.3 million lowering the effective purchase price. Continued improvement is expected in 1995 as ELDEC completes its consolidation and reorganization of manufacturing facilities.

     Although Hydro-Aire sales declined in 1994 it was selected for all new anti-skid braking system programs awarded in 1994 including: Boeing's 737-700, Bombardier Global Express, McDonnell F-18, Gulfstream V, and Lockheed's new military transport.

- --------------------------------------------------------------------------------

ENGINEERED MATERIALS
(In millions)                                     1994        1993        1992
- ------------------------------------------------------------------------------
Sales                                           $201.9      $161.8      $161.7
Operating Profit                                $ 23.0      $ 15.5      $  6.1
Operating Margin                                  11.4%        9.6%        3.8%
- ------------------------------------------------------------------------------

The Engineered Materials segment consists of five businesses: Kemlite, the world's largest manufacturer of fiberglass-reinforced plastic panels, serving the transportation, building products, and recreational vehicles markets; Cor Tec, a manufacturer of fiberglass-reinforced laminated panels which are used primarily by the truck and trailer industry; Resistoflex, a manufacturer of corrosion-resistant, plastic-lined pipes, fittings and valves used in chemical process and pharmaceutical plants, as well as separable high-performance, high pressure fittings and hose for the aerospace industry; Polyflon, which manufactures high-performance substrate and high voltage, high-frequency capacitors; and Crane Plumbing, which offers a full array of plumbing products for residential as well as commercial building markets in Canada.

     The Engineered Materials segment operating profit increased $7.5 million or 48 percent in 1994 on a sales increase of 25 percent due to Kemlite's Filon acquisition in October 1993, strength in Kemlite's transportation markets, and improvement at Crane Plumbing in Canada. The Filon acquisition which established Kemlite as the leading supplier of FRP panels to the recreational vehicle industry, accounted for $29.3 million of the sales increase in 1994. In 1993 operating profit increased $9.4 million on a slight increase in sales due to strong results at Kemlite and Cor Tec, and the $5.7 million charge in 1992 for product liability exposure and environmental expenses. Operating margins have increased steadily over the last three years from 3.8 percent in 1992 to 9.6 in 1993 to 11.4 percent in 1994.

     Kemlite is the major contributor to operating profit for Engineered Materials, and is the dominant manufacturer of FRP panels serving the transportation and recreational vehicle markets. Operating profit doubled in 1994 after increases of 36 percent and 149 percent in 1993 and 1992, respectively. Sales increased 68 percent in 1994 compared to increases of 18 percent in 1993 and 25 percent in 1992. Operating margins have improved from 13 percent of sales in 1992 to 18 percent in 1994 - the result of improved manufacturing performance, operating leverage, and acquisition synergies. Kemlite's translucent roof panel continued to gain market share, displacing aluminum sheet roofs in dry van trailer applications due to safety and productivity features. Kemlite ended 1994 with a record order backlog.

     Cor Tec's sales totalled $18.6 million, down 9 percent from 1993. The decline in 1994 sales was due to a trucker strike which forced the largest FRP fleet operator to suspend trailer purchases in 1994. Although operating profit was down slightly in 1994, gross margins improved. 1993 operating profit was double the prior year level on lower sales due to margin improvement. Cor Tec has essentially committed its production capacity for 1995, ending the year with a record backlog.

     Resistoflex Industrial and Resistoflex Defense were consolidated into one operation in 1994, with combined sales totalling $28.7 million. Sales and operating profit in 1994 were down $1.2 million and $1.1 million, respectively, due to the decline in the defense and aerospace industries. Industrial sales and operating profit were both slightly improved from the prior year level. Operating profit in 1993 was $1.9 million below the prior year level on a $2.9 million sales decline, both the result of competitive pricing pressures in 1993.

     Resistoflex expanded its rotational molding capabilities in 1994 which expands the available market by allowing Resistoflex to line all shapes of metal fittings with thermoplastic resins. Resistoflex also developed and introduced Iso-Bend(TM), a specialty PTFE lined piping system which reduces the need for flanges, helping their customers comply with stringent emissions regulations.

     Polyflon sales totalled $1.6 million in 1994, down 32 percent from 1993. Polyflon operated at a loss in 1994.

     Crane Plumbing's shipments increased 7 percent in 1994, primarily due to increased market penetration partly related to a strike at a competitor. Operating profit increased $.7 million in 1994 following a small profit in 1993, and an operating loss in 1992. Sales totalled $53.5 million in 1994.

     Growth in the Engineered Materials segment is expected to continue, primarily due to strong end markets.

CRANE CONTROLS

(In millions)                                     1994        1993        1992
- ------------------------------------------------------------------------------
Sales                                           $ 88.0      $ 35.0      $ 40.1
Operating Profit                                $  4.4      $   .9      $  2.6
Operating Margin                                   5.0%        2.5%        6.5%
- ------------------------------------------------------------------------------

This segment consists primarily of businesses acquired with Mark Controls Corporation in April 1994. Barksdale produces pressure and temperature switches, transducers and directional control valves. Powers Process Controls produces electronic sensors, balancing valves, shower valves and systems. Azonix produces data acquisition products and control systems. Dynalco produces rotational speed sensors, instruments and control systems.

- --------------------------------------------------------------------------------
Also included in this segment is Ferguson which has a complete line of products for transferring and positioning components on assemblies in an automated process.

     Sales and operating profit in the Controls segment were up sharply in 1994 mainly due to the inclusion of the controls businesses of Mark Controls Corporation, which increased sales and operating profit by $51.1 million and $4.6 million respectively.

     Ferguson's index and cams volume increased over 10 percent from 1993, but the increase was primarily in the lower margin units. Operating profit at Ferguson's domestic operation in 1994 improved 21 percent over the 1993 level. However, this improvement was offset by continued losses in its European operation. In 1994, the decision was made to consolidate the European operation into one facility in Brussels, which resulted in a $1.2 million charge in 1994. Ferguson's profit decreased $1.7 million in 1993 on an 11 percent drop in sales due to weakness in the general industrial market in the U.S. and Europe. This compared to a profit increase of $2.3 million in 1992 on 9 percent higher sales.

     The Crane plumbing brass business was combined with Powers Process Controls strong institutional distribution network on January 1, 1995. This should allow an increase in North American market share for this product line.

MERCHANDISING SYSTEMS

(In millions)                                     1994        1993        1992
- ------------------------------------------------------------------------------
Sales                                           $168.5      $166.7      $151.1
Operating Profit                                $ 23.2      $ 18.0      $ 16.6
Operating Margin                                  13.7%       10.8%       11.0%
- ------------------------------------------------------------------------------

This segment consists of two businesses: National Vendors, which is the industry leader in the design and manufacture of vending machines for the automated merchandising industry in the United States; and National Rejectors, GmbH, which designs and manufactures coin validation systems for the automatic vending market throughout Europe.

     Merchandising Systems profits increased 29 percent in 1994 to $23.2 million on slightly higher sales. In 1993 profits increased 8 percent on 10 percent higher sales. 1992 profits were off 18 percent on 5 percent higher sales, the result of an operating loss at National Rejectors, GmbH in Europe, compared to a $6 million profit in 1991.

     National Vendors achieved record sales for the fourth consecutive year reaching $132 million. The improvement in 1994 was the result of new product introductions, expanded distribution channels, and a national accounts program. National Vendors introduced the Cafe System "7" in 1994 designed as an alternative to traditional batch brew coffee services. It has enabled National Vendors to penetrate the office coffee service market. Cafe System "7" sales in 1994 exceeded expectations and became National Vendors most successful product introduction to date. National Vendors also introduced its Ice Cream Center, a single serve dispenser of novelty ice cream products.

     National Vendors expanded its sales distribution channels to the Pacific Rim and Latin American markets in 1994. Introduced in 1993, the Glasco product line, which adds domestic distribution channels to National Vendors traditional direct sales force, continued to be a success. National Vendors' renewed focus on national accounts resulted in a two year exclusive agreement with the largest food service organization in the United States. National Vendors' profits increased 19 percent in 1994, 15 percent in 1993 and 37 percent in 1992. Included in the 1994 results was the reversal of $1.5 million of the $3.5 million charge recorded in 1993 for an unfavorable jury verdict.

     National Vendors' two year $25 million plant expansion and cost reduction project will be completed in the first half of 1995. Full benefits should be realized in 1996. This was the largest single capital project ever undertaken by Crane.

     The depressed European economy has resulted in operating losses for National Rejectors, GmbH for the past three years. The 1994 and 1993 results included severance costs of $1.7 million and $.6 million, respectively. National Rejectors, GmbH has reduced its work force 40 percent since the end of 1991 and when market conditions improve, these cost reductions should result in substantially higher profits.

     Merchandising Systems earnings are expected to improve in 1995 based on the strong market position of National Vendors' existing products, gains in market share for the Cafe System "7" product line, a new contract with the Post Office for postal commodity vendors, and improved results at National Rejectors, GmbH.

- --------------------------------------------------------------------------------

WHOLESALE DISTRIBUTION

(In millions)                                     1994        1993        1992
- ------------------------------------------------------------------------------
Sales                                           $730.6      $655.2      $608.5
Operating Profit                                $ 20.0      $ 22.7      $ 13.6
Operating Margin                                   2.7%        3.5%        2.2%
- -----------------------------------------------------------------------------

Wholesale Distribution consists of: Huttig Sash and Door Company, the largest nationwide distributor of millwork, windows, doors, and related products in the United States, serving building product retailers and building contractors; Valve Systems and Controls, an industrial distributor of automated valves and flow control systems to the petrochemical, oil refining, and pipeline transmission industries; and Crane Supply, a distributor of pipes, valves, fittings, plumbing fixtures and supplies, serving the industrial, municipal, and institutional construction industries.

     This segment's operating profit declined 12 percent in 1994 on a 12 percent increase in sales. Sales were up due to acquisitions and improvement in the markets served by Huttig Sash and Door. Operating profit was down in 1994 due to losses at two of Huttig's manufacturing operations, lower results at Valve Systems, and the inclusion in 1993 of a pension curtailment gain. 1993 results were a significant improvement over 1992 due to a strong housing market in the U.S. and the curtailment gain at Crane Supply.

     Huttig Sash and Door Company's operating profit of $19.5 million was $.2 million above the prior year level, with shipments increasing $74.5 million. Results for 1994 included the acquisition of a specialty millwork manufacturer in Prineville, Oregon which contributed $41.9 million in sales and $1.2 million in operating profit. Operating profit for 1993 of $19.3 million was $5.6 million above 1992 on an 11 percent increase in sales due to a strong residential construction market. In December 1994, Huttig sold its window manufacturing business, which incurred a loss of $2.1 million in 1994.

     Valve Systems and Controls sales in 1994 totalled $27.9 million, an increase of 5 percent from 1993. Valve Systems has operated at a loss the last two years after break-even results in 1992 due to a very competitive market place. The unit closed its California branch in the fourth quarter of 1994 and is focused on reducing costs to achieve profitable results.

     Crane Supply operated at a profit of $1.6 million in 1994, down 59 percent from last year due to the inclusion in 1993 of a pension curtailment gain. Sales of $104 million were slightly below 1993. Operating profit in 1993 totalled $3.8 million on a small improvement in sales. During 1992 the unit operated at a loss of $1.2 million on an 11 percent decline in sales in the industrial sector.

OTHER

The Other segment consists of Crane Defense Systems, which is the only Crane business primarily focused on defense industry products. Sales of $12.5 million were down $2.4 million in 1994 due to reduction of contracts. Operating profit declined by $1.5 million as a result of the decrease in sales.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW

Cash provided from operations was $117 million in 1994 up significantly from $71 million in 1993, aided by the cash contribution of the company's newly acquired operations in 1994. The company made five major acquisitions during the period October 1993 to May 1994 for an aggregate purchase price of $336 million, which resulted in net debt reaching a high of $438.4 million in June 1994. The company reduced its net debt by $87 million over the last six months to $351.5 at year-end 1994.

     Capital investments reflect spending primarily for cost reductions and process improvements. These expenditures amounted to $28 million in 1994, compared to $38.8 million in 1993. Capital expenditures are expected to increase over the next several years to fund manufacturing efficiencies and joint ventures in Asia and Eastern Europe.

     Crane Co. will rely on cash generated from operations to fund future working capital, capital expenditures and joint venture investments needed to support continued growth and expansion. Funds available from unused bank credit facilities will be used primarily to fund working capital during the year when receivables and inventory rise to meet seasonal operating requirements.

     At December 31, 1994, the net debt to capital ratio was 52 percent compared to 41 and 28 percent in 1993 and 1992, respectively. The company's working capital totalled $236 million compared to $122 million in 1993, with the current ratio at 2:1 compared to 1.4:1 in 1993. Interest coverage was 4.8 times interest expense for 1994 compared to 8.0 and 3.7 for 1993 and 1992, respectively.

- --------------------------------------------------------------------------------
LONG-TERM DEBT

As of December 31, 1994, Crane Co. had $200 million in contractually committed lines of credit, under a long-term bank credit facility which expires in April 1997. There were no borrowings outstanding under this facility at year-end 1994. Commitments under the facility are for general corporate purposes and to provide bridge financing for acquisitions. In addition, the company has other international long-term credit arrangements with banks totaling $36 million of which $13 million was available at December 31, 1994.

     The effective interest rates at December 31, 1994 were 6.38 percent and 7.1 percent on the domestic and foreign bank loans, respectively.

     The long-term credit facilities contain certain financial and restrictive covenants, including limitations on indebtedness and liens.

     In June 1994, the company issued $150 million 7 1/4% Senior Notes due 1999. Incorporating the effects of underwriting fees, original issue discount and the cost of a treasury lock agreement, the-all-in cost of this financing was 7.6 percent. This public debt was issued under the company's $300 million shelf registration as filed with the Securities and Exchange Commission in May 1994.

     In March 1992, the company issued $100 million 8 1/2% Senior Notes due 2004. Proceeds of this debt offering were used for the early redemption of two public debentures in addition to general corporate purposes. Incorporating the effects of fees and original issue discount, the-all-in cost of this financing was 8.65 percent. The effect of the previous swap transactions lowered this effective rate to 8.5% in 1994.

SHORT-TERM DEBT

As of December 31, 1994, the company also had $248 million in domestic and foreign uncommitted, unsecured money market bid rate lines of credit of which $175 million was unused. The weighted average interest rate for short-term borrowings at December 31, 1994 and 1993 was 6.7% and 4.7%, respectively. These lines of credit are typically available for borrowings up to 364 days and are renewable at the option of the lender.

FINANCIAL STRATEGY

After fully funding investments in its core business and key strategic initiatives, and maintaining the capital structure, in management's opinion, necessary to sustain adequate access to capital markets, Crane Co. returned a portion of its cash flow to shareholders by paying cash dividends of $22.5 million or $.75 per common share during 1994. This return amounted to 40 percent of income compared with 46 percent in 1993. Crane Co. expects to continue paying cash dividends in the future. Excess cash may also be used to repurchase shares of Crane Co.'s common stock depending upon prevailing market conditions.

     During 1994, the company did not repurchase any shares of its common stock in open market transactions. The company did purchase 6,990 shares in connection with the vesting of certain restricted stock awards and stock option exercises.

FINANCIAL INSTRUMENTS

The company uses financial instruments from time to time, including interest rate swaps, to manage the effect of fluctuating interest rates on our outstanding debt. Net interest paid or received on the interest rate swap contracts is included in interest expense.

     No new interest rate swap contracts were executed in 1994. At December 31, 1994, the company had no interest rate swap contracts outstanding. In 1993, five separate interest rate swap agreements were entered into by the company. No funds under the swap contracts were actually borrowed or were to be repaid. At December 31, 1993, the company had interest rate swap contracts outstanding with a total notional principal amount equivalent to $49.1 million.

     Several major financial institutions have been counterparties to the company's financial instruments; it is company practice to monitor the financial standing of these counterparties on an on-going basis. The company has sought to minimize counterparty exposure by including in each contract provisions for the right of off-set and collateral requirements in the event of material credit downgrades of its counterparties.

ACQUISITIONS AND DIVESTITURES

Acquisitions and business combinations have been, and are expected to be, an important part of the company's strategy for growth and its ability to service customer needs. In the future, the company will continue to review potential acquisition candidates with market and technology positions that

- --------------------------------------------------------------------------------
provide meaningful opportunities in the markets in which it already has a presence, or which afford significant financial reward, and may possibly dispose of operations when consistent with its overall goals and strategies.

     During 1994, the company completed three acquisitions at a cost of $240 million including debt. On May 17, the company, through its wholly-owned subsidiary Huttig Sash & Door Company, acquired a moulding and millwork manufacturing operation in Prineville, Oregon. On April 28, the company purchased Mark Controls Corporation, a manufacturer of automatic and manually-operated valves, specialized electronic and mechanical instruments and controls, regulators, and pneumatic and electronic controllers. On March 18, the company acquired ELDEC Corp. whose products are used worldwide on nearly every aircraft model and include: proximity switches and sensing systems; power conversion equipment; fuel flow measurement systems; data acquisition, monitoring and control equipment; flat panel displays; and integrated modular systems. For the year ended December 31, 1993, these three acquired entities had aggregate net sales of approximately $300 million.

     In 1993, the company completed five acquisitions at a total cost of approximately $106 million. In December, the company acquired Burks Pumps, Inc., which provides engineered pumps for an array of specialized commercial, industrial and municipal fluid handling applications. Their products are marketed under the Barnes, Burks, Weinman and Prosser brand names. Also included was a line of tank cleaning equipment sold under the Sellers brand name for the industrial clean-in-place market. This acquisition substantially increased the company's involvement in niche markets in the pump industry. For the year ended December 31, 1993, Burks Pumps had net sales of approximately $55.5 million. In October 1993, the company acquired Filon, a manufacturer of fiberglass-reinforced plastic (FRP) panels. Filon was integrated with Kemlite which produces FRP panels for the transportation, building products, and recreational vehicle markets. For the year ended December 31, 1993, Filon had net sales of approximately $34.7 million. The three remaining acquisitions included two Huttig distribution businesses and the Perflow purchase by Crane U.K. Ltd.

     In 1994, the company sold Modulinc, the fiber optic channel product line of ELDEC and excess ELDEC facilities for $14.3 million. In December, 1994, Huttig sold its window manufacturing business for $2.4 million. The transaction excluded real estate and receivables.

     In March 1993, the company sold the precision ordnance business of its subsidiary, Unidynamics/Phoenix, Inc. for $6.0 million.

ENVIRONMENTAL

The company is involved in the environmental remediation of various sites directed or supervised by the Environmental Protection Agency ("EPA"), equivalent state agencies or as required by law. In most instances, the involvement is either on a de minimis basis or the required remedial actions being implemented or engineered are not individually or in the aggregate expected to be material. Crane recovered $9 million in 1994 from its insurance carriers after litigation to cover its environmental costs on certain sites. Estimated future environmental remediation cost (principally for 6 sites) was $21 million at December 31, 1994 which was fully accrued. Not included in the above amount is the cost of cleaning one site for approximately $3.6 million for which a full escrow was established when the property was acquired. However, all environmental sites by their nature are subject to uncertainties including uncertainties about the status of the law, regulations, technology, and information related to the individual site.

     The company spent $5 million on environmental costs in 1994 and expects to pay approximately $7 million in 1995.

OTHER

The adoption of SFAS No. 112 "Employers Accounting for Postemployment Benefits" in 1994 and of SFAS No. 109 "Accounting For Income Tax" in 1993 had an immaterial impact on reported results.

                                                                       Crane Co.

Consolidated Statements of Income (In thousands except per share data)

For Years Ended December 31,                               1994           1993          1992
- --------------------------------------------------------------------------------------------
NET SALES                                             $1,653,466    $1,310,205    $1,306,977
OPERATING COSTS AND EXPENSES:
  Cost of sales                                        1,253,412     1,016,548     1,045,453
  Selling, general and administrative                    245,474       178,381       187,750
  Depreciation and amortization                           44,691        29,420        28,530
- --------------------------------------------------------------------------------------------
                                                       1,543,577     1,224,349     1,261,733
- --------------------------------------------------------------------------------------------
OPERATING PROFIT                                         109,889        85,856        45,244
OTHER INCOME (DEDUCTIONS):

  Interest expense-net of interest income
    of $3,616, $4,465 and
    $4,979 in 1994, 1993 and 1992                        (20,555)       (6,931)       (9,485)
  Miscellaneous-net                                        1,893           893         2,930
- --------------------------------------------------------------------------------------------
                                                         (18,662)       (6,038)       (6,555)
- --------------------------------------------------------------------------------------------
INCOME BEFORE TAXES                                       91,227        79,818        38,689
PROVISION FOR INCOME TAXES                                35,294        30,925        14,403
- --------------------------------------------------------------------------------------------
NET INCOME                                            $   55,933    $   48,893    $   24,286
- --------------------------------------------------------------------------------------------
PRIMARY NET INCOME PER SHARE                          $     1.86    $     1.62    $      .79
Average primary shares outstanding                        30,146        30,217        30,845
FULLY DILUTED NET INCOME PER SHARE                    $     1.85    $     1.61    $      .78
Average fully diluted shares outstanding                  30,250        30,404        31,080
CASH DIVIDENDS DECLARED PER COMMON SHARE              $      .75    $      .75    $      .75
- --------------------------------------------------------------------------------------------

See Financial Review

Consolidated Balance Sheets (In thousands except share data)

Balance December 31,                                                                     1994             1993
- --------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                                        $    2,072         $ 12,592
  Accounts receivable, less allowance of $3,693 ($3,054 in 1993)                      234,695          178,767
  Inventories, at lower of cost, principally LIFO, or market;
     replacement cost would be higher by $52,739 ($54,470 in 1993):
        Finished goods                                                                116,625          119,014
        Finished parts and subassemblies                                               30,556           24,261
        Work in process                                                                39,286           22,516
        Raw materials and supplies                                                     50,598           27,908
- --------------------------------------------------------------------------------------------------------------
  Total inventories                                                                   237,065          193,699
  Other current assets                                                                  6,407            8,488
- --------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                                  480,239          393,546
PROPERTY, PLANT AND EQUIPMENT AT COST:
  Land                                                                                 38,841           22,525
  Buildings and improvements                                                          157,513          137,640
  Machinery and equipment                                                             316,994          261,543
- --------------------------------------------------------------------------------------------------------------
  Gross Property, Plant and Equipment                                                 513,348          421,708
  Less accumulated depreciation                                                       250,350          222,314
- --------------------------------------------------------------------------------------------------------------
  NET PROPERTY, PLANT AND EQUIPMENT                                                   262,998          199,394

OTHER ASSETS                                                                           30,173           31,563
INTANGIBLES, less accumulated amortization of $7,716 ($4,822 in 1993)                  63,434            6,579
COST IN EXCESS OF NET ASSETS ACQUIRED, less accumulated
  amortization of $16,730 ($11,812 in 1993)                                           171,201          113,083
- --------------------------------------------------------------------------------------------------------------
                                                                                   $1,008,045         $744,165
==============================================================================================================

16   See Financial Review

                                                                       Crane Co.

Balance December 31,                                                                     1994             1993
- --------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   Current maturities of long-term debt                                            $    1,272         $  3,852
   Loans payable                                                                       20,986          108,048
   Accounts payable                                                                    95,211           73,385
   Accrued liabilities                                                                119,382           81,107
   U.S. and foreign taxes on income                                                     7,444            5,291
- --------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                             244,295          271,683

LONG-TERM DEBT                                                                        331,289          105,557
OTHER LIABILITIES                                                                      20,159           20,631
ACCRUED POSTRETIREMENT BENEFITS                                                        43,066           42,570
ACCRUED PENSION LIABILITIES                                                             8,804            6,767
DEFERRED INCOME TAXES                                                                  32,440            6,138

PREFERRED SHARES, par value $.01 - 5,000,000 shares authorized                              _                _

COMMON SHAREHOLDERS' EQUITY:
   Common shares, par value $1.00: Authorized -80,000,000 shares,
     Outstanding -30,047,355 shares (29,863,044 in 1993) after
       deducting 18,351,321 shares in treasury (18,540,813 in 1993)                    30,047           29,863
   Capital surplus                                                                     12,766           10,160
   Retained earnings                                                                  296,268          263,666
   Cumulative currency translation adjustment                                         (11,089)         (12,870)
- --------------------------------------------------------------------------------------------------------------
TOTAL COMMON SHAREHOLDERS' EQUITY                                                     327,992          290,819
- --------------------------------------------------------------------------------------------------------------
                                                                                   $1,008,045         $744,165
==============================================================================================================

Consolidated Statements of Cash Flows (In thousands)                  Crane Co.

For Years Ended December 31,                                                        1994           1993         1992
- --------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                                   $  55,933      $  48,893     $ 24,286
  Non-cash charge                                                                     --             --       29,284
  Depreciation                                                                    35,453         24,144       23,719
  Amortization                                                                     9,238          5,276        4,811
  Deferred income taxes                                                           (3,283)           980       (8,157)
  Cash provided from (used for) operating working capital                         17,550         (3,400)     (11,725)
  Other                                                                            2,443         (4,874)       1,866
- --------------------------------------------------------------------------------------------------------------------
     TOTAL FROM OPERATING ACTIVITIES                                             117,334         71,019       64,084
- --------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                                                           (28,199)       (38,838)     (23,174)
  Proceeds from disposition of capital assets                                     16,058            986        1,264
  Purchase of equity investments                                                      --             --      (10,000)
  Sale of equity investments                                                          49             --        3,733
  Payments for acquisitions net of liabilities assumed of $138,797
     and $18,802 in 1994 and 1993, respectively                                 (161,424)      (111,457)      (4,002)
  Proceeds from divestitures                                                       2,580          6,029           --
- --------------------------------------------------------------------------------------------------------------------
     TOTAL USED FOR INVESTING ACTIVITIES                                        (170,936)      (143,280)     (32,179)
- --------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  EQUITY:
     Dividends paid                                                              (22,518)       (22,511)     (22,999)
     Reacquisition of shares                                                        (186)       (10,405)     (25,060)
     Stock options exercised                                                       1,267          3,322        3,592
- --------------------------------------------------------------------------------------------------------------------
                                                                                 (21,437)       (29,594)     (44,467)
- --------------------------------------------------------------------------------------------------------------------
  DEBT:
     Proceeds from issuance of long-term debt                                    230,105             --       99,000
     Repayments of long-term debt                                                (76,911)       (11,737)     (70,462)
     Net (decrease) increase in short-term debt                                  (88,774)        77,123       10,705

                                                                                  64,420         65,386       39,243
- --------------------------------------------------------------------------------------------------------------------
     TOTAL PROVIDED FROM (USED FOR) FINANCING ACTIVITIES                          42,983         35,792       (5,224)
- --------------------------------------------------------------------------------------------------------------------
Effect of exchange rate on cash and cash equivalents                                  99            (43)        (158)
- --------------------------------------------------------------------------------------------------------------------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                                 (10,520)       (36,512)      26,523
Cash and cash equivalents at beginning of year                                    12,592         49,104       22,581
- --------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                       $   2,072      $  12,592     $ 49,104
====================================================================================================================
DETAIL OF CASH PROVIDED FROM (USED FOR) OPERATING
WORKING CAPITAL (NET OF EFFECTS OF ACQUISITIONS):
  Accounts receivable                                                          $ (11,004)     $  (8,503)    $  4,909
  Inventories                                                                     15,285        (10,581)       9,845
  Other current assets                                                             2,406           (454)        (737)
  Accounts payable                                                                10,358          9,895       (2,264)
  Accrued liabilities                                                              1,743          2,055       (8,052)
  U.S. and foreign taxes on income                                                (1,238)         4,188      (15,426)
- --------------------------------------------------------------------------------------------------------------------
     TOTAL                                                                     $  17,550      $  (3,400)    $(11,725)
====================================================================================================================
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Interest paid                                                                $  24,947      $  17,418     $ 19,395
  Income taxes paid                                                            $  32,855      $  34,721     $ 35,650
- --------------------------------------------------------------------------------------------------------------------

18   See Financial Review

Consolidated Statements of Changes in Common                           Crane Co.
Shareholders' Equity (In thousands except share data)


                                                                                                        Currency    Total Common
                                                           Common        Capital        Retained     Translation   Shareholders'
                                                           Shares        Surplus        Earnings      Adjustment          Equity
- --------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1991                                 $30,743        $34,780        $233,975        $    980        $300,478
Net income                                                     --             --          24,286              --          24,286
Cash dividends                                                 --             --         (22,999)             --         (22,999)
Reacquisition of 1,062,413 shares                          (1,062)       (23,748)             --              --         (24,810)
Exercise of stock options, 237,597 shares                     237          3,355              --              --           3,592
Conversion of debentures, 11,971 shares                        12             38              --              --              50
Restricted stock awarded, 28,750 shares, net                   28            827           1,213              --           2,068
Currency translation adjustment                                --             --              --         (11,313)        (11,313)
- --------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1992                                  29,958         15,252         236,475         (10,333)        271,352
Net income                                                     --             --          48,893              --          48,893
Cash dividends                                                 --             --         (22,511)             --         (22,511)
Reacquisition of 394,220 shares                              (394)       (10,011)             --              --         (10,405)
Exercise of stock options, 216,792 shares                     217          3,105              --              --           3,322
Conversion of debentures, 25,962 shares                        26             78              --              --             104
Restricted stock awarded, 56,040 shares, net                   56          1,736             809              --           2,601
Currency translation adjustment                                --             --              --          (2,537)         (2,537)
- --------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1993                                  29,863         10,160         263,666         (12,870)        290,819
Net income                                                     --             --          55,933              --          55,933
Cash dividends                                                 --             --         (22,518)             --         (22,518)
Reacquisition of 6,990 shares                                  (7)          (179)             --              --            (186)
Exercise of stock options, 82,942 shares                       83          1,184              --              --           1,267
Conversion of debentures, 71,569 shares                        71            232              --              --             303
Restricted stock awarded, 36,790 shares, net                   37          1,369            (813)             --             593
Currency translation adjustment                                --             --              --           1,781           1,781
- --------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1994                                 $30,047       $ 12,766        $296,268        $(11,089)       $327,992
================================================================================================================================

See Financial Review                                                          19

Financial Review

- --------------------------------------------------------------------------------
ACCOUNTING POLICIES

Principles of Consolidation--The consolidated financial statements include all subsidiaries. All significant intercompany items have been eliminated. Certain prior year amounts have been reclassified to conform with the 1994 presentation.

     Cash Equivalents--Highly liquid investments with original maturities of three months or less are considered cash equivalents.

     Inventories--Inventories are stated at the lower of cost or market principally on the last-in, first-out (LIFO) method of inventory valuation. The reduction of inventory quantities has resulted in a liquidation of LIFO inventories acquired at lower costs prevailing in prior years. Liquidations have reduced costs of sales by $3,300,000, $1,500,000, and $2,500,000 in
1994, 1993 and 1992, respectively.

     Property, Plant and Equipment--Depreciation was provided primarily by the straight-line method over the estimated useful lives of the respective assets which range from three to twenty-five years.

     Intangibles--Cost in excess of net assets acquired is being amortized on a straight-line basis ranging principally from fifteen to forty years.
Intangible assets are being amortized on a straight-line basis over their estimated useful lives which range from five to twenty years.

     The company periodically evaluates the recoverability of goodwill and other intangible assets by assessing whether the unamortized intangible asset can be recovered over its remaining life through cash flows.

     Income Taxes--The company changed its method of accounting for income taxes, effective January 1, 1993, to conform with SFAS No. 109, "Accounting for Income Taxes." The Statement requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial carrying amounts of existing assets and liabilities and their respective tax bases. Prior to 1993, provisions were made for deferred income taxes where differences existed between the time that transactions affected taxable income and the time that these transactions entered into the determination of income for financial statement purposes.

     Interest Rate Swap Agreements--The company enters into interest rate swap agreements to moderate its exposure to interest rate changes and to lower the overall cost of borrowings. The differential to be paid or received is accrued as interest rates change and is recognized in income over the life of the agreements. No new interest rate swap agreements were executed in 1994.

     Net Income Per Share--Primary earnings per share calculations are based upon the weighted average number of common shares outstanding after giving effect to dilutive stock options. Fully diluted earnings per share gives effect to the assumed conversion of convertible debentures and the effect of dilutive stock options.

     Revenues--Revenues are generally recorded when title passes to the customer. Revenues on long-term contracts are recognized under the percentage-of-completion method of accounting and are measured principally on either a cost-to-cost or a unit of delivery basis. These contracts represent approximately 1% of sales this year. Accounts receivable include unreimbursed costs and accrued profits to be billed of $4,893,000, and $4,615,000 at December 31, 1994 and 1993, respectively.

CHARGE TO OPERATIONS IN 1992

The 1992 operating profit included a charge of $39.4 million, or 78 cents per share, including $20.1 million of environmental expenses and asset write-downs associated with Unidynamics/Phoenix, $12.1 million primarily related to product liability exposure and excess facility costs, and $7.2 million of costs related to the settlement of an anti-trust lawsuit involving a previously discontinued business.

RESEARCH AND DEVELOPMENT

Product development and engineering costs aggregated approximately $46,400,000, $18,400,000 and $23,300,000 in 1994, 1993, and 1992, respectively. Included in these amounts were approximately $9,500,000, and $4,100,000 received in 1994 and 1992 respectively, for customer-sponsored research and development. The increase in 1994 was mainly due to the ELDEC acquisition.

MISCELLANEOUS--NET

(In thousands)  For Years Ended December 31,      1994        1993       1992
- -----------------------------------------------------------------------------
Gain (Loss) on disposal of capital assets       $1,346        $425     $ (779)
Gain on investments                                361         556      3,997
Other                                              186         (88)      (288)
- -----------------------------------------------------------------------------
                                                $1,893        $893     $2,930
=============================================================================

- --------------------------------------------------------------------------------
SUPPLEMENTARY INCOME STATEMENT INFORMATION

The company's repair and maintenance costs for 1994 were $19.5 million as compared to $15.6 million and $17.2 million in 1993 and 1992, respectively. Amounts for amortization of intangible assets, taxes other than payroll and income taxes, royalties and advertising cost were less than 1 percent of sales.

INCOME TAXES

The company adopted the provisions of SFAS 109 effective January 1, 1993. The effect of adopting this standard was not material to the company's financial statements.

     A reconciliation between income taxes based on the application of the statutory federal income tax rate to income before taxes and income taxes as set forth in the Consolidated Statements of Income is as follows:

(In thousands)                           1994         1993         1992
- -----------------------------------------------------------------------
Income before taxes:
     Domestic                         $90,765      $83,296      $49,980
     Foreign                              462       (3,478)     (11,291)
- -----------------------------------------------------------------------
                                       91,227       79,818       38,689
- -----------------------------------------------------------------------
Statutory federal
   tax at 35% (34% in 1992)            31,929       27,936       13,154
Increase (reduction) from:
     Foreign and local taxes            5,117        4,756        1,551
     Non-deductible goodwill            1,552          686          659
     Non-taxable FSC income            (1,343)        (737)        (804)
     Effect of tax rate increase           --         (510)          --
     Other                             (1,961)      (1,206)        (157)
- -----------------------------------------------------------------------
Provision for income taxes            $35,294      $30,925      $14,403
=======================================================================
Percentage of income
   before taxes                          38.7%        38.7%        37.2%
=======================================================================

     The foregoing provision includes (benefits)/charges for foreign taxes of $1,926,000, $413,000 and ($4,235,000) and state taxes of $5,572,000, $5,140,000 and $3,352,000 in 1994, 1993 and 1992, respectively.

     At December 31, 1994, the company had unremitted earnings of foreign subsidiaries of $73 million for which a deferred tax liability has not been recognized. It is the intention of the company to indefinitely reinvest these earnings in foreign operations. The determination of the amount of the unrecognized deferred tax liability for temporary differences related to these foreign subsidiaries is not practicable.

     Deferred income taxes at December 31:

(In thousands)                                  1994                     1993
                               Assets    Liabilities    Assets    Liabilities
- -----------------------------------------------------------------------------
Accelerated depreciation      $    --        $15,620   $    --        $15,516
Difference between
  book basis and the
  tax basis of assets              --         19,041        --          9,350
Intangibles                        --         16,928        --             --
Postretirement benefits        16,815             --    15,684             --
Inventory related               1,046             --     1,388             --
Insurance related               8,132             --     5,354             --
Environmental related           8,184             --     5,414             --
Pension                            --          3,396        --          4,084
Deferred compensation           2,443             --     1,790             --
Other                           8,575            731     5,706            963
- -----------------------------------------------------------------------------
                              $45,195        $55,716   $35,336        $29,913
=============================================================================

     At December 31, 1994 current deferred tax assets of $21.9 million ($12.6 million in 1993) were included in other receivables and in 1993 $1.1 million of current deferred liabilities were included in income tax payable. Net non-current deferred tax liabilities of $32.4 million ($6.1 million in 1993) were included in deferred income taxes.

     The provision for income taxes is composed of the following:

(In thousands)                           1994          1993         1992
- ------------------------------------------------------------------------
Deferred income taxes                 $(3,283)      $   980      $(8,157)
Current income taxes                   38,577        29,945       22,560
- ------------------------------------------------------------------------
                                      $35,294       $30,925      $14,403
========================================================================

     The components of deferred income tax are as follows:

(In thousands)                           1994          1993         1992
- ------------------------------------------------------------------------
Depreciation                          $(2,960)      $(1,829)     $(3,109)
Reserves                                  295         2,271       (5,348)
Other                                    (618)          538          300
- ------------------------------------------------------------------------
                                      $(3,283)      $   980      $(8,157)
========================================================================

- --------------------------------------------------------------------------------
POSTRETIREMENT BENEFITS

Postretirement health care and life insurance benefits are provided for certain domestic and foreign employees who meet minimum age and service requirements. The company does not pre-fund these benefits and has the right to modify or terminate the plan.

(In thousands)  December 31,                              1994        1993
- --------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
  Retirees                                             $23,059     $24,807
  Fully-eligible active plan participants                1,983       1,973
  Other active plan participants                         5,934       6,669
- --------------------------------------------------------------------------
  Total                                                 30,976      33,449
Unrecognized net gain                                   12,090       9,121
- --------------------------------------------------------------------------
  Accrued postretirement benefit                       $43,066     $42,570
==========================================================================
Net periodic cost:
  Service cost -benefits earned during the period      $   722     $   850
  Interest cost on accumulated benefit obligation        2,303       2,768
  Amortization of gain                                    (448)       (182)
- --------------------------------------------------------------------------
  Net cost                                               2,577       3,436
  Benefits paid                                         (2,411)     (2,482)
Burks Pumps acquisition                                     --       2,218
Mark Controls acquisition                                  330          --
Accrued postretirement benefit - beginning of year      42,570      39,398
- --------------------------------------------------------------------------
Accrued postretirement benefit - end of year           $43,066     $42,570
==========================================================================

     In 1992 net periodic cost included service cost, interest cost and amortization of $943, $2,772 and ($100), respectively.

     The cost of covered benefits was assumed to increase 12% for 1994, and then to decrease gradually to 6% by 2007 and remain at that level thereafter. In 1993, the cost of covered benefits was assumed to increase 13% for 1993, and then to decrease gradually to 5% by 2007 and remain at that level thereafter. An increase in the assumed health care cost trend rate by one percentage point would increase the accumulated postretirement benefit obligation by approximately $3.1 million and the net periodic cost by approximately $.4 million for the year. The discount rate used in determining the accumulated postretirement benefit obligation was 8.25% in 1994, 7.25% in 1993, and 8.5% in prior years.

     The company participates in several multi-employer insurance plans, which provide benefits to certain employees under collective bargaining agreements. Total contributions to these plans were approximately $2,320,000 in 1994, $2,193,000 in 1993, and $1,853,000 in 1992.

PENSIONS

The company and its subsidiaries have pension plans which cover substantially all of their employees and non-employee directors. The plans generally provide benefit payments using a formula based on length of service and final average compensation, except for some hourly employees for whom the benefits are a fixed amount per year of service. The company's policy is to fund at least the minimum amount required by the applicable regulations. The pension plan for salaried employees in Canada was changed in 1993 from a defined benefit to a defined contribution money purchase plan, resulting in a curtailment gain of approximately $3.1 million. The following table sets forth net periodic pension costs.

(In thousands)                             1994          1993          1992
- ---------------------------------------------------------------------------
Service cost-benefits
  earned during the period             $  8,743      $  7,305      $  7,598
Interest cost on projected
  benefit obligation                     15,435        13,979        13,864
Actual loss (gain) on plan assets         6,678       (35,872)      (14,368)
Net amortization and deferral           (27,468)       13,443        (4,947)
- ---------------------------------------------------------------------------
Pension (income) expense
  for company sponsored
  pension plans                        $  3,388      $ (1,145)     $  2,147
===========================================================================

- --------------------------------------------------------------------------------
The following table sets forth by funded status the amounts recognized in the company's balance sheet at December 31, for company sponsored pension plans:

                                                                                                1994                     1993
                                                                           --------------------------------------------------
(In thousands)                                                               Overfunded  Underfunded  Overfunded  Underfunded
- -----------------------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligation:
   Vested                                                                      $168,177      $ 6,772    $153,497       $6,500
   Non-vested                                                                     4,988          229       5,052           99
- -----------------------------------------------------------------------------------------------------------------------------
     Accumulated benefit obligation                                             173,165        7,001     158,549        6,599
   Effect of future pay increases                                                28,043          354      28,829          282
- -----------------------------------------------------------------------------------------------------------------------------
   Projected benefit obligation                                                 201,208        7,355     187,378        6,881
- -----------------------------------------------------------------------------------------------------------------------------
Assets and book accruals relating to such benefits:
   Funded assets at fair value                                                  239,104        5,448     232,475        5,890
   Book accruals, net                                                            (8,863)       1,604      (5,830)         709
- -----------------------------------------------------------------------------------------------------------------------------
                                                                                230,241        7,052     226,645        6,599
- -----------------------------------------------------------------------------------------------------------------------------
Assets and book accruals greater (less) than projected benefit obligations     $ 29,033      $  (303)   $ 39,267       $ (282)
=============================================================================================================================
Consisting of:
   Unrecognized net asset (liability) at date of adoption less amortization    $ 12,072      $  (561)   $ 13,195       $ (675)
   Unrecognized net gains (losses)                                               18,420       (1,269)     25,138         (396)
   Unrecognized prior service cost                                               (1,459)          --         934           --
   Adjustment required to recognize minimum liability                                --        1,527          --          789
- -----------------------------------------------------------------------------------------------------------------------------
                                                                               $ 29,033      $  (303)   $ 39,267       $ (282)
=============================================================================================================================

The following rates were used to determine the projected benefit obligation:

                                         1994          1993          1992
- -------------------------------------------------------------------------
U.S. Plans:
   Discount rate                        8.25%         7.25%         8.50%
   Expected rate of return
     on assets                          8.75%         8.25%         9.50%
   Rate of compensation                 5.00%         4.75%         6.25%

Foreign Plans:
   Discount rate                  8.25%-8.50%   7.50%-8.25%   8.50%-9.00%
   Expected rate of return
     on assets                    8.25%-9.00%   8.25%-9.00%         9.00%
   Rate of compensation                  7.5%          7.5%    6.25%-7.5%
=========================================================================

     At December 31, 1994, substantially all plan assets are invested in listed stocks and bonds. These investments include common stock of the company which represents 4% of plan assets.

     The company participates in several multi-employer pension plans, which provide benefits to certain employees under collective bargaining agreements. Total contributions to these plans were approximately $1,533,000 in 1994, $1,482,000 in 1993, and $1,301,000 in 1992.

     ELDEC Corporation has a non-contributory target benefit (defined contribution) plan to provide retirement benefits for all eligible employees. The annual contribution is aimed at funding targeted retirement benefits for each eligible employee. The contributions for 1994, 1993 and 1992 were $2,073,000 ($1,343,000 since acquisition), $2,451,000, and $2,756,000, respectively.

     The company sponsors savings and investment plans [401(k) Plans] which are available to eligible non-bargaining and salaried employees of the company and certain of its subsidiaries and to certain bargaining employees of a subsidiary. For the non-bargaining plan, the company contributes, on a matching basis, an amount equal to 50% of deferred savings up to 6% of each participant's compensation, all of which is invested in company stock. In
1994, the company made contributions of approximately $2.6 million to the non-bargaining 401(k) Plan ($2.4 million and $2.2 million in 1993 and 1992, respectively).

- --------------------------------------------------------------------------------
ACCRUED LIABILITIES

(In thousands)  December 31,                         1994            1993
- -------------------------------------------------------------------------
Employee-related expenses                        $ 40,944         $27,209
Insurance                                          16,755          13,532
Environmental                                      10,876           5,295
Warranty                                            8,213           2,506
Sales allowances                                    5,458           4,693
Interest                                            4,087           4,004
Taxes other than income                             3,055           2,532
Pensions                                            4,023           2,812
Other                                              25,971          18,524
- -------------------------------------------------------------------------
                                                 $119,382         $81,107
- -------------------------------------------------------------------------

OTHER LIABILITIES

(In thousands)  December 31,                         1994            1993
- -------------------------------------------------------------------------
Environmental                                     $10,192         $ 8,669
Insurance                                           4,346           4,707
Warranty                                            2,533           4,494
Relocation                                             74             640
Employee benefits                                     665             602
Other                                               2,349           1,519
- -------------------------------------------------------------------------
                                                  $20,159         $20,631
- -------------------------------------------------------------------------

SHORT-TERM FINANCING

As of December 31, 1994, the company had $248 million in domestic and foreign uncommitted, unsecured money market bid rate lines of credit of which $175 million was unused. The weighted average interest rate for short-term borrowings at December 31, 1994 and 1993 was 6.7% and 4.7%, respectively. These lines of credit are typically available for borrowings up to 364 days and are renewable at the option of the lender.

LONG-TERM FINANCING

(In thousands)  December 31,                         1994            1993
- -------------------------------------------------------------------------
CRANE CO.:

Senior debt:
  8 1/2% notes due 2004                          $100,000        $100,000
  Original issue discount                            (769)           (852)
  Deferred financing costs                           (630)             --
- -------------------------------------------------------------------------
                                                   98,601          99,148
- -------------------------------------------------------------------------
  7 1/4% notes due 1999                           150,000              --
  Original issue discount                            (308)             --
  Deferred financing costs                         (2,039)             --
- -------------------------------------------------------------------------
                                                  147,653              --
- -------------------------------------------------------------------------
Subordinated debt:
  5% Convertible debentures due 1994,
    convertible at $4.26                               --             738
Various bank loans--6.38%                          54,400              --
- -------------------------------------------------------------------------
TOTAL CRANE CO.                                   300,654          99,886
- -------------------------------------------------------------------------
SUBSIDIARIES:
  Industrial revenue bonds                          3,444           4,757
  Capital lease obligations                         2,831           3,284
  Various bank loans--7.1%                         24,372              --
  Other                                             1,260           1,482
- -------------------------------------------------------------------------
TOTAL SUBSIDIARIES                                 31,907           9,523
- -------------------------------------------------------------------------
Total long-term debt                              332,561         109,409
  Less current portion                              1,272           3,852
- -------------------------------------------------------------------------
Long-term debt net of current portion            $331,289        $105,557
=========================================================================

     At December 31, 1994, the principal amounts of long-term debt repayments required for the next five years are $1,272,000 in 1995, $3,369,000 in 1996, $55,441,000 in 1997, $926,000 in 1998, and $172,993,000 in 1999.

     Short-term obligations of $58.8 million at December 31, 1994 were classified as long-term debt. The company has entered into finance agreements that permits it to refinance short-term obligations on a long-term basis. The majority of these agreements terminate in 1997.

     As of December 31, 1994, Crane Co. had $200 million in contractually committed lines of credit, under a long-term bank credit facility which expires in April 1997. There were no borrowings outstanding under this facility at year end 1994. Commitments under the facility are for general corporate purposes and to provide bridge financing for acquisitions. In addition, the company has other international long-term credit arrangements with banks totaling $36 million of which $13 million was available at December 31, 1994. Several of the company's subsidiaries have the ability to borrow from long-term bank credit facilities and other international credit arrangements.

- --------------------------------------------------------------------------------
     The effective interest rates at December 31, 1994 were 6.38% and 7.1% on the domestic and foreign bank loans, respectively. The long-term credit facilities contain certain financial and restrictive covenants, including limitations on indebtedness and liens.

     In June 1994, the company issued $150 million 7 1/4% Senior Notes due 1999. Incorporating the effects of underwriting fees, original issue discount and the cost of a treasury lock agreement, the-all-in cost of this financing was 7.6%. This public debt was issued under the company's $300 million shelf registration as filed with the Securities and Exchange Commission in May 1994.

     In March 1992, the company issued $100 million 8 1/2% Senior Notes due 2004. Proceeds of this debt offering were used for the early optional redemption of two public debentures in addition to general corporate purposes. Incorporating the effects of fees and original issue discount the-all-in cost of this financing was 8.65%. The effect of the previous swap transactions lowered this effective rate to 8.5% in 1994.

     Financial Instruments--The company periodically enters into interest rate swap agreements to manage its exposure to interest rate changes and to lower the overall cost of borrowings. All interest rate swaps are subject to market risk as interest rates fluctuate. No new interest rate swap agreements were executed in 1994. At December 31, 1994, the company had no interest rate swap contracts outstanding. Two outstanding agreements with notional amounts of $20 million each which converted the company's interest rate exposure from fixed to floating were terminated and recognized in 1994 at a loss of $487,000.

     During 1993, the company entered into five agreements. Two swap positions which changed the company's interest rate exposure from fixed to floating were terminated in August 1993 with realized gains. Two agreements with notional amounts of $20 million each that convert the company's interest rate exposure from fixed to floating were terminated in 1994. The company also entered into an off-market swap to lock in the gain on an exposed swap position executed in 1992. The gain on this transaction is being amortized over the life of the original agreement.

     At December 31, 1993, the company had interest rate swap contracts outstanding with a total notional principal amount of $49.1 million.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure of the estimated fair value of financial instruments was made in accordance with the requirements of SFAS No.107. The estimated fair value amounts have been determined by the company using available market information and appropriate valuation methodologies.

(In thousands) December 31,                      1994                   1993
- ----------------------------------------------------------------------------
                                  Carrying       Fair     Carrying      Fair
                                    Amount      Value       Amount     Value
- ----------------------------------------------------------------------------
Assets:
   Investments                    $ 10,000   $ 10,000     $ 10,000  $ 10,000
Liabilities:
   Short-term debt                  22,258     22,258      111,900   115,450
   Long-term debt                  331,289    322,059      105,557   118,707
Deferred gain on
   interest rate swap
   agreements-net                       --         --        1,153     1,153
- ----------------------------------------------------------------------------

     Investments-the company purchased the equivalent of 600,000 restricted shares of Mid Ocean Reinsurance Company, Ltd. in 1992 for $10 million.This investment is included in other assets on the balance sheet. At December 31, 1994 unrestricted shares of Mid Ocean Reinsurance traded for $27.25 per share.

     Short-term and Long-term debt -rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate the fair value for debt issues that are not quoted on an exchange.

     Interest Rate Swap Agreements -the fair value of interest rate swaps is the a mount at which they could be settled, based on estimates obtained from dealers.

COMMITMENTS AND CONTINGENCIES

The company leases certain facilities, vehicles and equipment under capital and operating leases with various terms. Certain leases contain renewal or purchase options. Future minimum payments, by year, and in the aggregate, under these leases with initial or remaining terms of one year or more consisted of the following at December 31, 1994:

                                                        Minimum
                             Capital     Operating     Sublease
(In thousands)                Leases        Leases       Income           Net
- -----------------------------------------------------------------------------
1995                          $  661       $10,734       $  968       $10,427
1996                             554         9,054          513         9,095
1997                             448         6,949          240         7,157
1998                             365         5,374          106         5,633
1999                             215         3,723           50         3,888
Thereafter                     1,281        11,658          233        12,706
- -----------------------------------------------------------------------------
Total minimum
  lease payments               3,524       $47,492       $2,110       $48,906
                                           ==================================
Interest                        (693)
- ------------------------------------
Present value                 $2,831*
====================================

*Includes $488 due within one year.

The weighted average interest rate for capital leases is 7.54%.
Rental expense for all operating leases was $16,164,000, $15,865,000 and $17,081,000 for 1994, 1993 and 1992, respectively.

The cost of assets capitalized under leases is as follows at December 31:

(In thousands)                                        1994        1993
- ----------------------------------------------------------------------
Buildings and improvements                         $ 7,671     $11,223
Machinery and equipment                              8,286       8,344
- ----------------------------------------------------------------------
                                                    15,957      19,567
Less accumulated depreciation                       13,181      15,808
- ----------------------------------------------------------------------
                                                   $ 2,776     $ 3,759
======================================================================

     The company has established insurance programs to cover product and general liability losses. These programs have deductible amounts of $5 million before coverage begins, with the exception of aircraft products which has first dollar coverage. The company does not deem its deductible exposure to be material.

     At December 31, 1994, the company had received certain proposed notices of adjustment to federal income tax and was involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the company's financial condition.

     The company is involved in the environmental remediation of various sites directed or supervised by the Environmental Protection Agency ("EPA"), equivalent state agencies or as required by law. In most instances, the involvement is either on a de minimis basis or the required remedial actions being implemented or engineered are not individually or in the aggregate expected to be material. Crane recovered $9 million in 1994 from its insurance carriers after litigation to cover its environmental costs on certain sites. Estimated future environmental remediation cost (principally for 6 sites) was $21 million at December 31, 1994 which was fully accrued. Not included in the above amount is the cost of cleaning one site for approximately $3.6 million for which a full escrow was established when the property was acquired. However, all environmental sites by their nature are subject to uncertainties including uncertainties about the status of the law, regulations, technology, and information related to the individual sites.

     The company has also been advised by the EPA that it is a potentially responsible party (PRP) with respect to the closed plant in Roebling, New Jersey of a former subsidiary, CF&I Steel Corporation. The company has advised the EPA that it was not an operator of the site and has rejected all assertions of PRP status.

     The company is a defendant in a law suit under the False Claims Act seeking treble damages and attorneys' fees in connection with the assumption by the Pension Benefit Guarantee Corporation of the unfunded pension liabilities of CF&I Steel Corporation. The company believes the allegations are without merit and will not have a material effect on the company's consolidated financial statements.

ACQUISITIONS, DIVESTITURES AND INVESTMENTS

During 1994, the company completed three acquisitions at a cost of approximately $240 million including debt. On May 17, the company, through its wholly-owned subsidiary Huttig Sash & Door Company, acquired a moulding and millwork manufacturing operation in Prineville, Oregon. On April 28, the company purchased Mark Controls Corporation, a manufacturer of automatic and manually-operated valves, specialized electronic and mechanical instruments and controls, regulators, and pneumatic and electronic controllers. On March 18, the company acquired ELDEC Corp. whose products are used worldwide on nearly every aircraft model and include: proximity switches and sensing systems; power conversion equipment; fuel flow measurement systems; data acquisition, monitoring and control equipment; flat panel displays; and integrated modular systems. The net assets of these three acquisitions have been included in the financial statements at values representing a preliminary allocation of the purchase price. Although final valuations may affect this allocation, they are not expected to have a material effect on the financial statements. The purchase price exceeded the preliminary fair values assigned by $61 million.

     The acquisitions added $61 million to intangible assets in 1994. Included in the additions for 1994 were $19.5 million for intellectual properties, $28.1 million for tradenames, $9.5 million for drawings and $1.6 million for patents.

     In 1993, the company completed five acquisitions at a total cost of approximately $106 million. In December, the company acquired Burks Pumps, Inc., which provides engineered pumps for an array of specialized commercial, industrial and municipal fluid handling applications. Their products are marketed under the Barnes, Burks, Weinman and Prosser brand names. Also included was a line of tank cleaning equipment sold under the Sellers brand name for the industrial clean-in-place market. This acquisition substantially increased the company's involvement in niche markets in the pump industry. In October, the company acquired Filon, a manufacturer of fiberglass-reinforced plastic (FRP) panels. Filon was integrated with Kemlite which produces FRP panels for the transportation, building products, and recreational vehicle markets. The three remaining acquisitions included two Huttig distribution businesses and the Perflow purchase by Crane U.K. Ltd..

     In 1992, certain assets of Jenkins Canada, Inc., a manufacturer of bronze and iron valves, were acquired by the company for approximately $4 million.

     All acquisitions were accounted for by the purchase method. Since Burks Pumps was acquired at the end of December 1993, no operating results were included in the company's 1993 income. The results of operations for all

- --------------------------------------------------------------------------------
other acquisitions have been included in the financial statements from their respective dates of purchase.

     Pro forma financial information assuming the acquisition of Mark Controls Corporation and ELDEC Corporation had taken place as of the beginning of 1993 is provided below.

(In thousands except per share data--unaudited)        1994           1993
- --------------------------------------------------------------------------
Net Sales                                        $1,722,128     $1,538,351
- --------------------------------------------------------------------------
Operating Profit                                    111,519         96,177
Net Income                                           55,016         44,598
- --------------------------------------------------------------------------
Income Per Share                                 $     1.83     $     1.48
- --------------------------------------------------------------------------

     In 1994, the company sold Modulinc, the fiber optic channel product line of ELDEC and excess ELDEC facilities for $14.3 million. In December 1994, Huttig sold its window manufacturing business for $2.4 million. The transaction did not include real estate and receivables.

     During March, 1993 the company sold the precision ordnance business of its subsidiary, Unidynamics/Phoenix, Inc. for $6 million.

     During 1992 the company purchased the equivalent of 600,000 restricted shares of Mid Ocean Reinsurance Company, Ltd. for $10 million.

STOCK OPTIONS AND STOCK AWARD PLANS

A summary of stock option transactions follows:

Number of Shares                        1994          1993          1992
- ------------------------------------------------------------------------
Outstanding January 1              1,273,674     1,215,966     1,230,438
  Options granted                    349,500       283,000       264,000
  Options cancelled                  (38,563)       (8,500)      (40,875)
  Options exercised                  (82,942)     (216,792)     (237,597)
- ------------------------------------------------------------------------
Outstanding December 31            1,501,669     1,273,674     1,215,966
========================================================================

     At December 31, 1994, options for 959,044 shares were exercisable and 147,447 shares were available for grant. Per share option prices ranged from $10.13 to $27.25.

     The company's restricted stock award plan provides for awards of common stock to key officers and employees, subject to resale restrictions. The current restrictions on outstanding awards are scheduled to lapse upon the achievement of certain performance objectives.

     In 1993 the shareholders approved a proposal of the board of directors to amend the company's restricted stock award plan, extending the expiration date from April 30, 1993 to May 30, 1998 and increasing as of May 10, 1993 the common shares available for grant to 500,000 shares. The company awarded 110,500 shares in 1994, and as of December 31, 1994, 316,500 shares are available for future awards. Compensation expense is determined based on the market value at the time of the award and is normally amortized over the five year restriction period.

     Pursuant to the Non-Employee Director Restricted Stock Plan, non-employee directors received 3,040 shares of company stock in 1994 as a group. All directors who are not full-time employees of the company are eligible to participate in the plan. The shares are issued each year after the company's annual meeting, are forfeitable if the director ceases to remain a director until the company's next annual meeting, and may not be sold for a period of five years, or until the director leaves the board.

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

ANALYSIS BY SEGMENT OF BUSINESS

Since October 1993, Crane Co. has acquired five companies for an aggregate purchase price of approximately $336 million including debt. In the full year preceding each of their acquisition dates, these businesses had combined sales totalling approximately $400 million. Because of this major change, the operating units of the former Engineered Industrial Products segment have been realigned into six new segments: Fluid Handling, Aerospace, Engineered Materials, Crane Controls, Merchandising Systems, and Other. The Wholesale Distribution segment remains unchanged. The segment reporting realignment will provide investors with a clearer view of Crane's manufacturing business.

     An analysis of sales, operating profit, assets, capital expenditures and depreciation and amortization appears on page 28 and 29.

Analysis by Segment (In thousands)

                                                                   1994                 1993                1992
                                                             --------------------------------------------------------
                                                                 Amount    %          Amount    %         Amount    %
- ---------------------------------------------------------------------------------------------------------------------
NET SALES:
Industry Segments:
   Fluid Handling                                            $  309,969   18      $  197,656   15     $  218,062   17
   Aerospace                                                    160,843   10          99,587    7        135,218   10
   Engineered Materials                                         201,868   12         161,759   12        161,658   12
   Crane Controls                                                87,973    5          35,009    3         40,128    3
   Merchandising Systems                                        168,543   10         166,668   13        151,125   11
   Wholesale Distribution                                       730,646   44         655,218   49        608,519   46
   Other                                                         12,501    1          14,945    1         13,728    1
- -----------------------------------------------------------------------  ---      ----------  ---     ----------  ---
                                                              1,672,343  100       1,330,842  100      1,328,438  100
   Intersegment Sales                                           (18,877)             (20,637)            (21,461)
- -----------------------------------------------------------------------           ----------          ----------
                                                             $1,653,466           $1,310,205          $1,306,977
=======================================================================           ==========          ==========
Geographic Region:
   United States                                             $1,348,285   80      $1,031,724   77     $  999,543   75
   Canada                                                       161,492   10         171,576   13        172,345   13
   Other International                                          164,224   10         135,752   10        157,733   12
- -----------------------------------------------------------------------  ---      ----------  ---     ----------  ---
                                                              1,674,001  100       1,339,052  100      1,329,621  100
   Interregional Sales                                          (20,535)             (28,847)            (22,644)
- -----------------------------------------------------------------------           ----------          ----------
                                                             $1,653,466           $1,310,205          $1,306,977
=======================================================================           ==========          ==========
OPERATING PROFIT:
Industry Segments:
   Fluid Handling                                            $   19,062   16      $    8,855    9     $   11,932   19
   Aerospace                                                     31,316   26          31,159   32         22,010   35
   Engineered Materials                                          22,987   19          15,493   16          6,080   10
   Crane Controls                                                 4,438    4             865    1          2,609    4
   Merchandising Systems                                         23,167   19          17,998   18         16,609   26
   Wholesale Distribution                                        20,007   17          22,679   23         13,582   22
   Other                                                           (749)  (1)            789    1        (10,074) (16)
- -----------------------------------------------------------------------  ---      ----------  ---     ----------  ---
                                                                120,228  100          97,838  100         62,748  100
   Corporate                                                    (10,347)             (12,279)            (17,732)
   Intersegment Elimination                                           8                  297                 228
- -----------------------------------------------------------------------           ----------          ----------
                                                             $  109,889           $   85,856          $   45,244
=======================================================================           ==========          ==========
Geographic Region:
   United States                                             $  114,091   95      $   94,751   97     $   67,276  107
   Canada                                                         2,623    2           3,930    4         (7,091) (11)
   Other International                                            3,522    3            (546)  (1)         2,791    4
- -----------------------------------------------------------------------  ---      ----------  ---     ----------  ---
                                                                120,236  100          98,135  100         62,976  100
   Corporate                                                    (10,347)             (12,279)            (17,732)
- -----------------------------------------------------------------------           ----------          ----------
                                                             $  109,889           $   85,856          $   45,244
=======================================================================           ==========          ==========

28   See Financial Review

                                                                       Crane Co.

                                  1994             1993             1992
                            -------------------------------------------------
                                Amount    %      Amount    %      Amount    %
- -----------------------------------------------------------------------------
ASSETS:

Industry Segments:
   Fluid Handling           $  240,789   25    $174,789   25    $ 72,162   13
   Aerospace                   177,582   18      68,413   10      84,116   15
   Engineered Materials        103,151   11     113,326   17      98,818   18
   Crane Controls              122,353   13      21,321    3      24,956    5
   Merchandising Systems        91,678    9      82,396   12      70,073   13
   Wholesale Distribution      222,876   23     207,716   31     180,737   33
   Other                        13,444    1      12,638    2      17,919    3
- --------------------------------------  ---    --------  ---    --------  ---
                               971,873  100     680,599  100     548,781  100
   Corporate                    36,172           63,566           81,430
- --------------------------------------         --------         --------
                            $1,008,045         $744,165         $630,211
======================================         ========         ========
Geographic Region:
   United States            $  796,165   82    $522,772   77    $394,276   72
   Canada                       83,653    9      84,194   12      83,354   15
   Other International          92,055    9      73,633   11      71,151   13
- --------------------------------------  ---    --------  ---    --------  ---
                               971,873  100     680,599  100     548,781  100
   Corporate                    36,172           63,566           81,430
- --------------------------------------         --------         --------
                            $1,008,045         $744,165         $630,211
======================================         ========         ========
CAPITAL EXPENDITURES:

Industry Segments:
   Fluid Handling           $    7,825         $  5,935         $  5,911
   Aerospace                     2,671            2,001            2,159
   Engineered Materials          6,384            4,227            4,330
   Crane Controls                2,043              880            1,488
   Merchandising Systems         6,484           10,663            5,190
   Wholesale Distribution        2,580            8,615            3,767
   Other                           112              169              132
   Corporate                       100            6,348              197
- --------------------------------------         --------         --------
                            $   28,199         $ 38,838         $ 23,174
======================================         ========         ========
Geographic Region:
   United States            $   19,176         $ 31,999         $ 13,616
   Canada                        2,726            3,182            4,263
   Other International           6,297            3,657            5,295
- --------------------------------------         --------         --------
                            $   28,199         $ 38,838         $ 23,174
======================================         ========         ========
DEPRECIATION AND AMORTIZATION:

Industry Segments:
   Fluid Handling           $   10,029         $  5,107         $  4,775
   Aerospace                     9,260            3,452            3,952
   Engineered Materials          6,558            5,896            6,320
   Crane Controls                5,199            2,325            2,332
   Merchandising Systems         4,736            3,605            3,438
   Wholesale Distribution        6,493            5,279            4,406
   Other                           655              694              681
   Corporate                     1,761            3,062            2,626
- --------------------------------------         --------         --------
                            $   44,691         $ 29,420         $ 28,530
======================================         ========         ========
Geographic Region:
   United States            $   37,632         $ 22,372         $ 21,078
   Canada                        3,202            3,264            3,396
   Other International           3,857            3,784            4,056
- --------------------------------------         --------         --------
                            $   44,691         $ 29,420         $ 28,530
======================================         ========         ========

Management's Responsibility for Financial Reporting


- --------------------------------------------------------------------------------
The accompanying consolidated financial statements of Crane Co. and subsidiaries have been prepared by management in conformity with generally accepted accounting principles and, in the judgment of management, present fairly and consistently the company's financial position and results of operations and cash flows. These statements by necessity include amounts that are based on management's best estimates and judgments and give due consideration to materiality.

     The accounting systems and internal accounting controls of the company are designed to provide reasonable assurance that the financial records are reliable for preparing consolidated financial statements and maintaining accountability for assets and that, in all material respects, assets are safeguarded against loss from unauthorized use or disposition. Qualified personnel throughout the organization maintain and monitor these internal accounting controls on an ongoing basis. In addition, the company's internal audit department systematically reviews the adequacy and effectiveness of the controls and reports thereon. The consolidated financial statements have been audited by Deloitte & Touche, LLP, independent auditors, whose report appears on this page.

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



/s/ R. S. Evans

R. S. Evans
Chairman, Chief Executive Officer and President



/s/ David S. Smith

D. S. Smith
Vice President--Finance and Chief Financial Officer


Independent Auditors' Report


- --------------------------------------------------------------------------------
[LOGO OF DELOITTE & TOUCHE LLP APPEARS HERE]


TO THE SHAREHOLDERS OF CRANE CO.

We have audited the accompanying consolidated balance sheets of Crane Co. and its subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, cash flows and changes in common shareholders' equity for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Crane Co. and its subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP

Stamford, Connecticut
January 23, 1995

Five-year Summary of
Selected Financial Data (In thousands except per share data)          Crane Co.

Years Ended December 31,                                    1994           1993           1992           1991             1990
- ------------------------------------------------------------------------------------------------------------------------------
NET SALES                                             $1,653,466     $1,310,205     $1,306,977     $1,302,532       $1,438,248
  Depreciation and Amortization                           44,691         29,420         28,530         28,411           30,102
OPERATING PROFIT                                         109,889         85,856         45,244         78,902          113,311
  Interest Expense                                        24,171         11,396         14,464         11,540           16,746
INCOME BEFORE TAXES                                       91,227         79,818         38,689         72,405          102,488
PROVISION FOR INCOME TAXES                               (35,294)       (30,925)       (14,403)       (27,412)         (39,753)
- ------------------------------------------------------------------------------------------------------------------------------
INCOME FROM OPERATIONS                                $   55,933     $   48,893     $   24,286     $   44,993/(a)/  $   62,735
==============================================================================================================================
INCOME PER COMMON SHARE
  Primary                                             $     1.86     $     1.62     $      .79     $     1.42/(a)/  $     1.96
  Fully Diluted                                             1.85           1.61            .78           1.41/(a)/        1.94
CASH DIVIDENDS PER COMMON SHARE                       $      .75     $      .75     $      .75     $      .75       $      .75
ASSETS                                                $1,008,045     $  744,165     $  630,211     $  630,237       $  664,811
LONG-TERM DEBT                                        $  331,289     $  105,557     $  111,048     $   83,847       $  104,143
- ------------------------------------------------------------------------------------------------------------------------------

/(a)/Income before cumulative effect of a change in accounting for postretirement benefits other than pensions of $22,341 ($.70 per share).


Quarterly Results for the Year (In thousands except per share data)

                                                                                              Quarter           Year
                                                    ----------------------------------------------------------------
                                                         First       Second        Third       Fourth
- --------------------------------------------------------------------------------------------------------------------
1994
Net Sales                                             $331,705     $428,729     $451,108     $441,924     $1,653,466
Cost of Sales                                          259,754      324,769      339,806      329,083      1,253,412
Depreciation and Amortization                            6,523        9,573       10,881       10,182         37,159
- --------------------------------------------------------------------------------------------------------------------
Gross Profit                                          $ 65,428     $ 94,387     $100,421     $102,659     $  362,895
- --------------------------------------------------------------------------------------------------------------------
Net Income                                            $  7,409     $ 15,666     $ 16,002     $ 16,856     $   55,933
Primary Net Income Per Share                          $    .25     $    .52     $    .53     $    .56     $     1.86
- --------------------------------------------------------------------------------------------------------------------
1993
Net Sales                                             $312,313     $337,693     $337,924     $322,275     $1,310,205
Cost of Sales                                          241,804      259,455      263,867      251,422      1,016,548
Depreciation and Amortization                            5,593        5,353        5,476        5,034         21,456
- --------------------------------------------------------------------------------------------------------------------
Gross Profit                                          $ 64,916     $ 72,885     $ 68,581     $ 65,819     $  272,201
- --------------------------------------------------------------------------------------------------------------------
Net Income                                            $ 10,766     $ 15,726     $ 12,762     $  9,639     $   48,893
Primary Net Income Per Share                          $    .36     $    .52     $    .42     $    .32     $     1.62
- --------------------------------------------------------------------------------------------------------------------

Market and Dividend Information--Crane Co. Common Shares

                                       New York Stock Exchange Composite Price Per Share         Dividends Per Share
- --------------------------------------------------------------------------------------------------------------------
                                                      1994                          1993          1994          1993
- --------------------------------------------------------------------------------------------------------------------
Quarter                               High             Low            High           Low
- --------------------------------------------------------------------------------------------------------------------
First                              $29 1/2         $24 3/4         $27 7/8       $22 5/8        $.1875        $.1875
Second                              27 1/4          24 1/8          30 5/8        24 7/8         .1875         .1875
Third                               27 1/4          24 1/4          30 7/8        26 5/8         .1875         .1875
Fourth                              27 7/8          24 7/8          29            24 1/8         .1875         .1875
- --------------------------------------------------------------------------------------------------------------------
                                                                                                $.75          $.75
- --------------------------------------------------------------------------------------------------------------------

At December 31, 1994 there were approximately 6,500 holders of record of Crane Co. common stock.

See Financial Review                                                          31

Shareholder Information


- --------------------------------------------------------------------------------
FORM 10-K

Copies of Crane Co.'s report on Form 10-K for 1994 as filed with the Securities and Exchange Commission are available upon written request from the Secretary's Office at Crane Co., 100 First Stamford Place, Stamford, CT 06902

ANNUAL MEETING

The Crane Co. annual meeting of shareholders will be held at 10:00 a.m. on Monday, May 8, 1995 at the Sheraton Stamford Hotel, One First Stamford Place, Stamford, CT 06902 in the Freedom II meeting room.

STOCK LISTING

Crane Co. common stock is traded on the New York Stock Exchange, listed under the symbol "CR."

AUDITORS

Deloitte & Touche LLP
Stamford Harbor Park
Stamford, CT 06902

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

     Crane Co. recognizes environmental management among its highest priorities throughout the corporation, and has established policies and programs which are integral and essential elements of the business plan of each of the business units.

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

     Crane Co. has committed management resources to these goals by adopting the above policies, and by establishing the position of Vice President-- Environment, Health and Safety, which is responsible for assuring compliance, measuring environmental performance, and conducting regular environmental audits in order to provide appropriate information to the Crane Co. management team and to regulatory authorities.

STOCK TRANSFER AGENT AND REGISTRAR OF STOCK

First Chicago Trust Company of New York

Customer Service: 1-201-324-0498
Non-Postal Deliveries
14 Wall Street; Ste. 4680
New York, NY 10005

Dividend Reinvestment
Optional Payments
P.O. Box 13531
Newark, NJ 07188-0001

General Correspondence &
Changes of Address
P.O. Box 2500
Jersey City, NJ 07303-2500

Transfer of Stock Certificates
P.O. Box 2506
Jersey City, NJ 07303-2506

BOND TRUSTEE AND DISBURSING AGENT

The Bank of New York
Corporate Trust Department: 1-800-438-5473
101 Barclay Street
New York, NY 10286

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

Crane offers shareholders the opportunity to participate in a Dividend Reinvestment and Stock Purchase Plan. The plan provides two convenient methods for increasing your investment in Crane Co. common shares, without paying fees and commissions.

     Dividend Reinvestment: for all or part of your dividends on Crane common shares; and

     Voluntary Cash Payments: of any amount from $10 to a maximum of $5,000 a month.

     Under terms of the Plan, First Chicago Trust Company of New York will act as agent for shareholders interested in purchasing additional Crane common shares automatically, on a regular basis.

     The details of this plan and its benefits to you as a Crane shareholder are described in a brochure available by writing to:

First Chicago Trust Company of New York
Dividend Reinvestment Plan
Crane Co.
Post Office Box 2598
Jersey City, NJ 07303-2598

32