Form 10-K405, Exhibit 13
period 1995-12-31
CRANE CO /DE/
filed 1996-03-22
CIK 25445

                                                                      EXHIBIT 13

                                 Crane Co.
--------------------------------------------------------------------------------
                                 Annual Report
--------------------------------------------------------------------------------
                                 1995

ABOUT THE COMPANY

Crane Co. is a diversified manufacturer of engineered industrial products and the largest American distributor of doors, windows and millwork. Founded in 1855, Crane employs over 10,000 people in North America, Europe, Asia and Australia.

                                                                       Crane Co.

Financial Highlights

(In thousands except per share data)


                                           1995         1994          1993        1992         1991
                                           ----         ----          ----        ----         ----
Net Sales                               $1,782,310   $1,653,466   $1,310,205   $1,306,977   $1,302,532
Operating Profit                           142,948      109,889       85,856       45,244       78,902
Income before Taxes                        121,468       91,227       79,818       38,689       72,405
Provision for Income Taxes                 (45,131)     (35,294)     (30,925)     (14,403)     (27,412)
                                        ----------   ----------   ----------   ----------   ----------
Income from Operations                  $   76,337   $   55,933   $   48,893   $   24,286   $   44,993(a)
                                        ==========   ==========   ==========   ==========   ==========
Per Primary Share:
Income from Operations                  $     2.50   $     1.86   $     1.62   $      .79   $     1.42(a)
Dividends Per Common Share              $      .75   $      .75   $      .75   $      .75   $      .75
Average Primary Shares Outstanding          30,544       30,146       30,217       30,845       31,628
                                        ----------   ----------   ----------   ----------   ----------

(a) Income before cumulative effect of a change in accounting for postretirement benefits other than pensions of $22,341 ($.70 per share).


Table of Contents

     Financial Highlights                          1
     Letter to Shareholders                        2
     Crane Co. at  a Glance                        4
     Management's Discussion
     and Analysis of Operations                    8
     Consolidated Financial Statements            15
     Notes to Consolidated
     Financial Statements                         20
     Segment Data                                 28
     Management's Responsibility/
     Independent Auditors' Report                 30
     Shareholder Information                      32
     Directors and Officers                       Back Cover

Letter to Shareholders

[PHOTO APPEARS HERE]

R. S. Evans
Chairman and
Chief Executive Officer

"Last year I said that Crane
     had its best mix of businesses
and growth opportunities,
     which would result in
the strongest cash flow and
     earnings potential ever.
That assessment has proven true."


I am proud to report that in 1995 Crane Co. had the best financial performance in its history. Sales were up 8% to nearly $1.8 billion, net income was up 36% to $76.3 million and earnings per share were up 34% to $2.50.

Last year I said that Crane had its best mix of businesses and growth opportunities, which would result in the strongest cash flow and earnings potential ever. That assessment has proven true.

1995 was a year of consolidation and investment. Cash flow was used to repay $58 million in debt, resulting in a further upgrade of our debt rating and increased financial flexibility. Our debt to total capital ratio improved from 52% to 44%. During the year, $34 million was invested in fixed assets and working capital to better serve our customers. We spent $14.5 million on acquisitions of three businesses which strengthen our existing operations at Barksdale, Resistoflex, and Crane Pumps and Systems, and an equity investment in a fourth which fits well with ELDEC's strengths in power supply systems for the telecommunications market. Also, we were able to return $40.7 million to shareholders by repurchasing 551,900 shares for $17.9 million at an average price of $32.50 per share, and paying dividends of $22.8 million or $.75 per share.

During 1995 we made a number of investments in support of our growth and earnings strategies. We established a joint venture in China to produce iron valves for distribution through our global network and developed several new international sources for valve products; Chempump, long a leader in sealless pump technology, introduced the NC series of pumps which permit continuous monitoring of critical pump operating parameters; Resistoflex's new plastic lined pipe and hose products help customers meet stringent emissions requirements; Cor Tec is developing a new core for its structural panels for the trans-portation industry; the sensor technology acquired by Barksdale in Germany is being introduced to U.S. distribution channels; and National Vendors Cafe System "7" continues to make new inroads in the office coffee service market.

  One of the best examples of investing for the future is our Aerospace business where Hydro-Aire has won nine of the last ten programs on which it has competed, ELDEC fifteen of the last twenty and Lear Romec seven of the last eleven. Each of these new aircraft programs requires substantial up-front investment in new technology and new product applications. Our success over the past five years is best exemplified by our position on the Boeing 777 aircraft where we have proprietary market positions in brake control, proximity sensing and electrical power control. Our investment in this program will have excellent returns as Boeing's 777 orders grow. We expect similar success with the other programs.

  The efficient use of capital continues to be a driving force at Crane. The EVA incentive system, used by all our business units and the corporate office, encourages this effort and continues to show results. Our use of working capital as a percentage of sales has improved every year since implementation of the EVA system in 1990. This year our average working capital as a percentage of sales improved to 23.4% from 24.5% in 1994. Return on assets also improved to 7.6% from 6.4% in 1994. While this is still not high enough, it is a marked improvement.

  The past year saw two important management changes at Crane. During the 12 years that I have been Chairman and CEO, I have also been President twice. During 1995, it became clear to me that we needed to continue to strengthen our operating management. With more than 30 business units, we needed a President and Chief Operating Officer. L. Hill Clark was elected to that position in the fourth quarter. Hill is ideal for the position. An engineer by training and an operations manager by background, Hill joined Crane in 1990 as President of Lear Romec. Since 1993 he has had group responsibilities for Fluid Handling and Aerospace. Hill's efforts will be dedicated to increasing efficiency and quality, reducing costs and developing new products and markets.

  Also, in January 1996, Paul R. Hundt, Vice President, General Counsel and Secretary, retired after more than 27 years with Crane. Paul and I have shared many exciting and innovative business experiences over the years. His integrity, broad business skills, wise and intelligent advice and daily participation in management of the company will be truly missed by me and all those who worked with him.

  There are more than 10,000 employees at Crane. The success of our company is due to the effective dedication of all of them, and with you, I am thankful for their efforts.

Sincerely,

/s/ Robert S. Evans

Robert S. Evans

Chairman and

Chief Executive Officer

February 9, 1996

Crane Co. at a Glance


Business Unit                     PRODUCTS                  MARKETS SERVED             BUSINESS HIGHLIGHTS    BUSINESS OUTLOOK
------------------------------------------------------------------------------------------------------------------------------------
Fluid Handling
------------------------------------------------------------------------------------------------------------------------------------

CRANE VALVES                     Gate, Globe, Check       Hydrocarbon Processing:      Joint ventures were     Sales and profits
North America                    and Ball valves in       Refining,                    established in China    expected to
                                 all size ranges          Petrochemical, Oil and       to manufacture          increase due to:
CRANE LTD.                       made from Bronze,        Gas Production and           resilient seat          . operating
Ipswich, U.K.                    Cast Iron, Steel,        Distribution; Chemical       butterfly valves and    improvements at
                                 Stainless Steel,         Processing; Pulp and         in Indonesia to         the Brantford,
PACIFIC VALVES                   Titanium and other       Paper; Power Generation      assemble and test       Ontario bronze
Long Beach, CA                   special corrosion        including Nuclear            steel valves for the    valve facility
                                 resistant alloys         applications;                hydrocarbon             . market
FLOWSEAL/CENTER LINE             High performance,        Commercial                   processing/refining     expansion in Asia
Long Beach, CA                   resilient seat and       Construction, HVAC,          industry.               . new product
                                 composite                Water and Sewage,              Market share          offerings at
WESTAD INDUSTRI A/S              butterfly valves,        Building and                 gains at Crane          Crane Ltd.
Geithus, Norway                  HF Acid Valves;          Engineering services,        Ltd. based on new
                                 extensive repair,        Marine, Cryogenic            product offerings
CRANE AUSTRALIA PTY., LTD.       contract                 services                     and in the marine
Sydney, Australia                maintenance and                                       market at Westad.
                                 "in-line" service                                       Reorganized
                                 capabilities, pipe                                    sales/marketing
                                 fittings                                              organization and
                                 manufactured in                                       eliminated redundant
                                 United Kingdom                                        sales/distribution
                                                                                       channels.
                                                                                         Began
                                                                                       implementation of
                                                                                       bronze valve
                                                                                       modernization
                                                                                       project in
                                                                                       Brantford, Ontario.
                                                                                         Completed
                                                                                       consolidation of the
                                                                                       Mark Controls Center
                                                                                       Line product into
                                                                                       the Long Beach
                                                                                       facility.


CRANE PUMPS &                    Submersible              Municipal, Industrial        Acquired Process        Sales and profit will
SYSTEMS, INC.                    Wastewater               and Commercial               Systems, a              increase as a result
Piqua, OH                        Regenerative             Wastewater, Specialty        manufacturer of         of:
                                 Turbine and              Industrial Markets,          industrial line shaft   . market share gains
BARNES PUMPS                     End Suction              Original Equipment           turbine pumps which     for pressure sewer
                                 Centrifugal,             Manufacturers, Power         will be integrated      pump products
BURKS PUMPS                      Horizontal &             and Construction             with the Deming         . full year results
                                 Vertical                 Industries;                  vertical turbine pump   at Process Systems
DEMING PUMP                      Centrifugal,             Government Contracts,        line, establishing a    . market share gains
                                 Standard                 Commercial HVAC              solid market position   for Chempump's new NC
WEINMAN                          Vertical                 Industry, Chemical           in this niche           series diagnostic
                                 Turbine,                 and Hydro-Carbon             industrial market.      sealless pump
CHEMPUMP                         Air-Operated             Processing Industries          Introduced new        . Increased sales to
                                 Diaphragm,                                            pressure sewer pump     original equipment
CHEM/METER                       Submersible                                           products to serve       manufacturers.
                                 Dewatering,                                           growing market for
PROCESS SYSTEMS                  Split Case,                                           alternative sewage
                                 End Suction,                                          collection system.
SELLERS                          In-Line,                                                Introduced new
                                 Leakproof                                             sealless pump
                                 Centrifugal,                                          technology featuring
                                 and Metering                                          an electronic
                                 Pumps,                                                diagnostic system
                                 Rotary Tank                                           providing real time
                                 Cleaners and                                          monitoring of
                                 Steam                                                 critical operating
                                 Injectors                                             parameters, allowing
                                                                                       pump users to plan
                                                                                       simple parts
                                                                                       replacements before a
                                                                                       costly failure occurs.

COCHRANE ENVIRONMENTAL SYSTEMS
King Of Prussia, Pa              Water/wastewater         Most industries              New senior              Sales and
                                 treatment                requiring water              management team         profitability
                                 consisting of            and wastewater               with increased          expected to
                                 reverse osmosis,         treatment                    focus on water          increase as the
                                 softening,               including Power              treatment market        loss on the
                                 filtration,              Generation,                                          Taiwan Power
                                 clarification,           Pharmaceuticals,                                     Project is
                                 demineralizers,          Chemicals and                                        brought to an
                                 and condensate           Petroleum                                            end and the
                                 booster pumps                                                                 company focuses
                                                                                                               on its
                                                                                                               transition to a
                                                                                                               full service
                                                                                                               water treatment
                                                                                                               organization
                                                                                                               from a deaerator
                                                                                                               manufacturer.


BUSINESS UNIT                     PRODUCTS                  MARKETS SERVED          BUSINESS HIGHLIGHTS    BUSINESS OUTLOOK
------------------------------------------------------------------------------------------------------------------------------------
Aerospace
------------------------------------------------------------------------------------------------------------------------------------

ELDEC CORPORATION            Position Indication      Commercial, Business         ELDEC was selected      The Aerospace
Lynnwood, WA                 and Control Systems,     and Military                 for major power         market, which
                             Proximity Sensors,       Aerospace                    conversion              began to recover
                             Pressure Sensors and     Industries, Military         components on the       in 1995 after a
                             Components, True         Marine and                   Gulfstream V and        three year
                             Mass Fuel                Telecommunications           the Canadair            decline, is
                             Flowmeters, Power                                     Global Express.         expected to
                             Conversion                                              Purchased a 47%       continue to
                             Components and                                        equity position in      improve in 1996.
                             Systems                                               Powec A.S., a           This, along with
                                                                                   Norwegian               additional
HYDRO-AIRE                   Anti-Skid and            Commercial, Business         manufacturer of         equipment
Burbank, CA                  Automatic Braking        and Military                 power conditioning      penetration on the
                             Systems, Fuel and        Aerospace Industries         products and            newest model
                             Hydraulic Pumps,                                      systems serving         aircraft in both
                             Coolant Pumps and                                     the commercial          the commercial and
                             Systems,                                              wireless                the business
                             Hydraulic and                                         telecommunications      aerospace markets
                             Pneumatic Valves                                      market.                 and increased
                             and Regulators,                                         Hydro-Aire was        focus on the
                             Actuators and                                         awarded the brake       overhaul and
                             Solid State                                           controls, fuel          repair market by
                             Components                                            pumps and               all three
                                                                                   hydraulic               operating units,
LEAR ROMEC                   Lubrication and          Commercial and               components for the      will provide for
Elyria, OH                   Fuel Pumps for           Military                     new Boeing 737-700      sales and profit
                             Aircraft,                Aircraft, Ground             and brake controls      growth in 1996.
                             Aircraft Engines,        Vehicles, Land               for the new               In addition, the
                             Radar Cooling            and Marine                   McDonnell Douglas       equity position in
                             Systems                  Applications and             MD-95, both             Powec A.S. is
                                                      Missiles                     launched in 1995.       expected to
                                                                                     The first Rolls       accelerate the
                                                                                   Royce Trent engine      transfer of our
                                                                                   using a Lear Romec      Aerospace power
                                                                                   lube and scavenge       conversion
                                                                                   pump was put in         technology to the
                                                                                   service in 1995.        $800 million
                                                                                                           wireless
                                                                                                           telecommunications
                                                                                                           market.
------------------------------------------------------------------------------------------------------------------------------------
ENGINEERED MATERIALS
------------------------------------------------------------------------------------------------------------------------------------

Kemlite Company, Inc.        Fiberglass-              Truck Trailer,               Worldwide               Solid results
Joliet, IL                   Reinforced               Recreational                 shortage of             are expected in
                             Plastic                  Vehicle and                  fiberglass              1996. Although
                             Panels used              Commerical                   hindered sales          the
                             as Truck                 Construction                 growth at               transportation
                             Interior Wall                                         Kemlite which           market served
                             Liners and                                            lost market             by both Kemlite
                             Roofs;                                                share in the            and Cor Tec
                             Recreational                                          first half of           will be down
                             Vehicle                                               1995. Kemlite's         from 1995
                             Sidewall and                                          strong market           levels, this
                             Roofs; and                                            position                should be
                             Wall and                                              allowed it to           offset by
                             Ceiling                                               immediately             market share
                             Systems for                                           regain market           gain resulting
                             the Building                                          share as the            from the easing
                             Products                                              fiberglass              of the
                             Market                                                shortage eased          fiberglass
                                                                                   in the second           shortage and
                                                                                   half of 1995.           the
                                                                                     Kemlite's             displacement of
                                                                                   translucent             aluminum in dry
                                                                                   roof for the            van truck
                                                                                   dry van trailer         trailer and
                                                                                   market and its          recreational
COR TEC                      Fiberglass-              Truck and Truck              decorative              vehicle
Washington Court             Reinforced               Trailer                      sidewalls for           sidewall
House, OH                    Polyester Resin          Manufacturers,               the                     applications,
                             Laminated                Infrastructure               recreational            and further
                             Panels for               Construction                 vehicle market          expansion in
                             Transportation,                                       continued to            global markets.
                             Construction,                                         gain market               Resistoflex
                             Marine, Signage                                       share                   will benefit in
                             and Sound                                             displacing              1996 from
                             Barrier                                               aluminum.               market share
                             Applications                                            Cor Tec's             gains in the
                                                                                   foam core FRP           Asian chemical
Resistoflex                  Corrosion                Pharmaceutical,              panel "Encor"           process
Marion, NC                   Resistant                Chemical Pro-                performed well          industry
                             Plastic-Lined            cessing, Pulp and            in prototype            through the
                             Pipe, Fittings,          Paper, Ultra Pure            truck body and          acquisition of
                             Tanks, Valves,           Water, Waste                 specialty               Kessel PTE,
                             Expansion                Management Industries,       trailer                 Ltd. In
                             Joints and Hose          Military and Aero-           markets. This           addition,
                             Assemblies,              space Contractors            new product             investment in
                             High                                                  offers many             new products,
                             Performance                                           advantages to           rotational
                             Separable                                             customers               molding and
                             Fittings for                                          including lower         vertical
                             Operating                                             cost and                extrusion
                             Pressures to                                          weight.                 equipment over
                             8,000 PSI                                               Resistoflex           the last two
                                                                                   acquired Kessel         years should
Crane Plumbing               Manufacturer of          Residential, Industrial      PTE., Ltd., a           improve its
Montreal, Canada             Plumbing                 Commercial and Institutional plastic-lined           domestic market
                             Fixtures                 Construction in Canada       pipe                    position.
                                                                                   manufacturer              Crane
Polyflon                     Radio Frequency          Magnetic                     with facilities         Plumbing sales
Norwalk, CT                  and Microwave            Resonance                    in Singapore,           will increase
                             Components,              Imaging, Radar               Malaysia and            in 1996 with an
                             Capacitors,              and Microwave                Thailand. This          improved
                             Circuit                  Manufacturers                allows                  Canadian
                             Processing,                                           Resistoflex             housing market
                             Antennas                                              immediate               and expansion
                                                                                   access to the           into the retail
                                                                                   rapidly                 distribution
                                                                                   expanding Asian         market.
                                                                                   chemical
                                                                                   process
                                                                                   industry.
                                                                                    Crane Plumbing
                                                                                   restructured
                                                                                   its sales and
                                                                                   marketing
                                                                                   organization to
                                                                                   gain access to
                                                                                   the retail
                                                                                   distribution
                                                                                   channels in
                                                                                   Canada and
                                                                                   reduce costs.

CRANE CO. AT A GLANCE


Business Unit                     PRODUCTS                  MARKETS SERVED          BUSINESS HIGHLIGHTS    BUSINESS OUTLOOK
------------------------------------------------------------------------------------------------------------------------------------
CRANE CONTROLS
------------------------------------------------------------------------------------------------------------------------------------

BARKSDALE, INC.              Pressure Switches        Manufacturers of             Unimess acquisition     Sales and profit
Los Angeles, Ca              and Transducers,         Compressors,                 added solid state       are expected to
                             Temperature              Machine Tools,               pressure switches       increase in 1996
                             Switches and             Trucks and Spa               and level switches      the result of:
                             Directional              Heaters                      to Barksdale's          . New products and
                             Control Valves                                        product offerings.      established
                                                                                     Barksdale's air       distribution at
POWERS PROCESS CONTROLS      Process Controllers      Chemical Process             suspension valve        Barksdale
Skokie, IL                   and Instrumentation,     Industry, Food               continued to gain       . Increased benefit
                             Control Valves,          Processing,                  market share with       of the plumbing
                             Temperature              Pharmaceuticals,             truck manufacturers     brass product on
                             Regulators, Water        Water and Wastewater         capturing nine          Powers Process
                             Mixing and Thermal       Treatment, Light             major accounts in       . New products and
                             Shock Protection         Commercial and               1995 compared to        cost reductions
                             Shower Valves,           Institutional                only one in 1994.       at Dynalco
                             Plumbing Brass           Facilities,                    Powers Process        . New products and
                                                      Residential Plumbing         redirected its          increased OEM sales
                                                      Brass                        marketing efforts       at Azonix
                                                                                   on electronic           . Lower cost base
DYNALCO CONTROLS             Rotational Speed         Stationary Engines,          faucet and shower       at Ferguson Europe
Ft. Lauderdale, FL           Sensors, Instruments,    Pipelines,                   control systems to      and market share
                             Control Systems          Construction, Marine         satisfying specific     gains in the
                                                      and Agriculture              customer                domestic market.
                                                      Equipment                    applications in the
                                                                                   institutional
AZONIX, INC.                 Data Acquisition         Chemical,                    market.
Billerica, MA                Products, Control        Petrochemical,                 Dynalco began
                             Systems and              Oil, Gas, Metal              development process
                             Operator                 Processing                   for new modular
                             Interfaces                                            product
                                                                                   architecture using
FERGUSON                     Index Drives             Industrial and               surface mount
St. Louis, MO                and Tables,              Commercial                   components.
                             Mechanical               Machinery                     Ferguson completed
                             Parts Handlers,                                       the consolidation
                             In-Line                                               of its European
                             Transfer                                              manufacturing
                             Machines,                                             facilities into one
                             Rotary Tables,                                        location
                             Press Feeds,                                          significantly
                             Custom Cams,                                          reducing its fixed
                             Special                                               cost base and
                             Intermittent                                          achieving
                             Motion Machines                                       profitable fourth
                                                                                   quarter results.

------------------------------------------------------------------------------------------------------------------------------------
MERCHANDISING SYSTEMS
------------------------------------------------------------------------------------------------------------------------------------

NATIONAL VENDORS             Electronic Vending       Automated                    1995 was another        1996 prospects are
Bridgeton, MO                Merchandisers for        Merchandising                record sales year       strong due to
                             Refrigerated and                                      for National            lower costs and
                             Frozen Food, Hot                                      Vendors. The Cafe       market penetration
                             and Cold                                              System "7"              initiatives. Key
                             Beverages, Snack                                      continued to            opportunities lie
                             Foods, Coin and                                       penetrate the           in growing the
                             Currency Changers                                     office coffee           international and
                                                                                   market and              convenience store
                                                                                   expanded into the       markets.
                                                                                   convenience store         The National
                                                                                   market. In              Vendors plant
NATIONAL REJECTORS, INC.     Electronic Validators,   Automated                    addition, European      expansion program
GmbH                         Chip Card Cashless       Merchandising                sales increased         is essentially
Buxtehude, Germany           Payment Systems                                       dramatically.           complete.
                                                                                     The international       Reduced
                                                                                   distribution            production costs
                                                                                   network was             and increased
                                                                                   expanded in 1995        manufacturing
                                                                                   positioning             flexibility will
                                                                                   National Vendors        enable National
                                                                                   for global market       Vendors to
                                                                                   growth. National        successfully
                                                                                   Vendors now has         satisfy the
                                                                                   six distributors        requirements of its
                                                                                   in Latin America,       present and future
                                                                                   five in the             customer base.
                                                                                   Pacific Rim, and          In addition, an
                                                                                   six in the Middle       improved European
                                                                                   East.                   economy and bus
                                                                                     NRI GmbH operated     ticketing
                                                                                   at a profit for         applications in
                                                                                   the first time          Latin America
                                                                                   since 1991 due to       should help NRI
                                                                                   higher production       operate profitably
                                                                                   and sales levels        in 1996.
                                                                                   and the benefits
                                                                                   of the cost
                                                                                   reduction program
                                                                                   previously
                                                                                   instituted.


BUSINESS UNIT                     PRODUCTS                  MARKETS SERVED          BUSINESS HIGHLIGHTS    BUSINESS OUTLOOK
------------------------------------------------------------------------------------------------------------------------------------
Wholesale Distribution
------------------------------------------------------------------------------------------------------------------------------------

HUTTIG SASH & DOOR COMPANY   Distributor of           Building Products            Huttig's management     1996 profit expected
Chesterfield, MO             Doors, Windows,          Retailers,                   information system      to improve due to:
                             Millwork,                Contractors and              became a                . Stronger domestic
                             Specialty                Home Remodeling              competitive             single family
                             Construction                                          advantage -             housing starts as a
                             Materials and                                         inventories were        result of low
                             Related Products                                      reduced $11.4           interest rates
                                                                                   million in 1995         . Improved operating
CRANE SUPPLY                 Distributor of Pipe,     Industrial,                  with inventory to       efficiency at Huttig
Montreal, Canada             Valves, Fittings,        Municipal,                   sales ratio             through the benefit
                             Plumbing Fixtures        Commercial and               improving to 12.4%      of its management
                                                      Institutional                compared to 14% in      information system
                                                      Construction                 1994. Additional        . Improvement in the
                                                                                   benefits were           Canadian economy
VALVE SYSTEMS AND CONTROLS   Industrial               Petroleum,                   realized in             favorably impacting
Houston, TX                  Distributor of           Chemical, Power and          product/branch cost     Crane Supply.
                             Automated Valves         General Processing           analysis,
                             and Integrated           Industries                   purchasing, and
                             Control Systems                                       warehouse operating
                                                                                   efficiency. Huttig
                                                                                   closed its Wharton,
                                                                                   New Jersey branch
                                                                                   which incurred a
                                                                                   loss of $2.2
                                                                                   million over the
                                                                                   last two years.
                                                                                     Crane Supply
                                                                                   achieved its best
                                                                                   results since 1988
                                                                                   through increased
                                                                                   management focus on
                                                                                   value added
                                                                                   services improving
                                                                                   operating margins.
                                                                                   Valve Systems and
                                                                                   Controls new
                                                                                   management emphasis
                                                                                   on its core
                                                                                   business, valve
                                                                                   actuation, produced
                                                                                   profitable results
                                                                                   compared to
                                                                                   operating losses in
                                                                                   the last two years.
                                                                                   Business Outlook

------------------------------------------------------------------------------------------------------------------------------------
OTHER
------------------------------------------------------------------------------------------------------------------------------------

CRANE DEFENSE                Specialized Handling      Shipbuilding                Increased emphasis      Stable results as
Conroe, TX                   Systems, Elevators,                                   on core shipbuilding    Crane Defense focuses
                             Winches, Ground                                       products.               on its core business -
                             Support Equipment,                                                            shipbuilding
                             Cranes and                                                                    products.
                             Associated
                             Electronics

Management's Discussion and Analysis of Operations

1995 OVERVIEW

(in millions)                    1995           1994         1993
-------------                    ----           ----         ----
Sales                         $1,782.3       $1,653.5      $1,310.2
Operating Profit                 142.9          109.9          85.9
Operating Margin                   8.0%           6.6%          6.6%

In 1995 Crane Co. had the best overall financial performance in its history. Sales increased $128.8 million (8%) in 1995 to a record $1.8 billion, and operating profit rose $33 million to a record $142.9 million, an increase of 30% from last year. Since 1993, sales have increased $472.1 million and operating profit has risen $57 million. Net income was $76.3 million in 1995, an increase of 36% from 1994 and 56% from 1993. Total cash flow (net income plus depreciation and amortization) totaled $125.1 million, up 24% from 1994. In addition, $27.7 million was received from the sale of an equity investment and surplus real estate. As a result Crane Co. was able to invest $33.9 million in capital equipment and working capital, acquire three operating companies and an equity position in a fourth for $14.5 million and return $40.7 million to the shareholders through dividends and stock repurchases. While Crane continued to invest in improving its businesses, debt was reduced by $57.9 million, significantly improving financial flexibility for 1996 and beyond.

REVENUE

Reflecting the inclusion of full year results of 1994 acquisitions, sales increased 11% in Fluid Handling, 34% in Aerospace, 49% in Crane Controls, 9% in Merchandising Systems and were flat in Engineered Materials, which more than offset the 3% decline in Wholesale Distribution. In 1994, sales were $343 million higher than in 1993, of which $308 million was attributable to acquisitions. Excluding the acquisitions, revenues increased 5% in Fluid Handling, 7% in Engineered Materials and 5% in Wholesale Distribution, which more than offset the 14% decline in the Aerospace business.

OPERATING PROFIT

Aerospace was the most significant contributor to the record 1995 operating profit of $142.9 million. It also reported the largest operating profit increase from 1994, reflecting the full year contribution from ELDEC, the impact of cost reduction programs, returns on earlier investments in product programs for new aircraft and higher aftermarket demand. Although sales in Wholesale Distribution were down due to the impact of the 11% decline in domestic single family housing starts on Huttig, profits were higher due to cost reductions and improved industrial markets in Canada. All other business segments reported increased earnings in 1995 with the exception of Engineered Materials where earnings were in line with 1994 levels.

In 1994, operating profit increased $24 million to $109.9 million, from 1993. Acquisitions accounted for the increase with Merchandising Systems and Fluid Handling reporting increases in profits of 29% and 13%, respectively. However, these strong results were adversely impacted by the general weakness in the Aerospace industry. 1993 operating results showed improvements in Engineered Materials, Wholesale Distribution and Merchandising Systems which more than offset declines at Fluid Handling, Crane Controls and Aerospace.

FINANCIAL

Net interest expense increased $4.3 million to $24.9 million in 1995 due to the full year effect of debt incurred to finance the acquisitions made in 1994. Net interest expense increased $13.6 million in 1994 due to acquisition related debt. Of particular significance, the company has repaid $145 million of debt over the last eighteen months.

Miscellaneous income totaled $3.4 million in 1995 and included a $9.4 million gain on the sale of the company's investment in Mid Ocean Limited, partially offset by legal costs for a discontinued operation and a write down of excess real estate to current market value. Miscellaneous income totaled $1.9 million in 1994, compared to $.9 million in 1993.

The company's effective tax rate was 37.2% in 1995, 38.7% in 1994 and 38.7% in 1993. The lower effective tax rate in 1995 was principally due to favorable tax treatment on higher export sales and a lower effective foreign tax rate due to non-deductible foreign losses in 1994.

FLUID HANDLING

(in millions)        1995     1994     1993
-------------        ----     ----     ----
Sales               $343.8   $310.0   $197.7
Operating Profit      19.7     19.1      8.9
Operating Margin       5.7%     6.1%     4.5%

Fluid Handling consists of valve, pump and water treatment businesses. The Crane Valve business with five manufacturing facilities in North America, as well as plants in the United Kingdom, Australia, Norway, China and Indonesia, sells a wide variety of commodity and special purpose valves and fluid control products for the chemical and hydrocarbon processing, power generation, marine, general industrial and commercial construction industries. Products are sold under the Crane, Jenkins, Pacific, Westad, Flowseal and Center Line brands. Crane Pumps has six manufacturing facilities in the United States located in Ohio, Illinois, Pennsylvania, West Virginia and Michigan. Pumps are manufactured under the Deming, Weinman, Chempump, Burks, Chem/Meter, Barnes and Process Systems brand names. Pumps are sold to a broad customer base which includes chemical and hydrocarbon process industries, automotive, municipal, industrial and commercial wastewater, power generation, commercial heating, ventilation and air-conditioning industries and original equipment manufacturers. The water treatment business has a manufacturing facility in Pennsylvania and serves the water and wastewater treatment market. Its products are sold under the Cochrane name. This group employs 3,200 people and had assets of $261.2 million at December 31, 1995.

Sales in our Fluid Handling group increased 11% in 1995 primarily due to the April 1994 acquisition of Mark Controls. In addition, Crane Ltd. shipments increased by 15% in a flat market on the strength of new product offerings: steel valves, the Center Line resilient seat butterfly valve and balancing valves. Westad, our Norwegian valve operation, gained market share in 1995 by capturing a number of marine projects. North American valve shipments were down 1% from the 1994 level. Pump sales totaled $89 million in 1995, down slightly from last year.

Operating profit increased 3.5% due to market share gains at Crane Ltd. and Westad, and the improved operating margins at Crane Pumps & Systems due to cost reductions from product line and manufacturing rationalizations. Partially offsetting these favorable factors were lower valve margins in North America and Australia. The Mark Controls acquisition contributed marginally to the improvement.

Fluid Handling order backlog at December 31, 1995 totaled $91 million, an increase of $23 million from the prior year level.

1994 operating profit increased $10.2 million on a 57% increase in sales. The improved results were due to the acquisition of Burks Pumps at the end of 1993 and the Mark Controls valve businesses in April 1994. Operating profit of $8.9 million in 1993 was $3.0 million lower than the prior year level with sales declining 9%.

Fluid Handling continued to focus on reducing product costs. Crane has established a low cost base of suppliers in China, South Korea, India, Mexico, Romania and Poland. Cellular manufacturing techniques were successfully implemented at Crane Ltd. in 1995 and are planned for our Brantford, Canada bronze valve facility in 1996. Two valve manufacturing joint ventures were established in the Far East in 1995, one in China and one in Indonesia. Both were manufacturing and shipping valves in the fourth quarter of 1995.

Crane acquired Process Systems Inc., a manufacturer of industrial line shaft turbine pumps in the fourth quarter of 1995. This company, with annual sales of $9.0 million, will be integrated into Crane's existing vertical turbine pump business in 1996.

With these initiatives in place, 1996 should show improvement.

AEROSPACE

(in millions)                    1995           1994         1993
-------------                    ----           ----         ----
Sales                           $216.2         $160.8        $99.6
Operating Profit                  56.0           31.3         31.2
Operating Margin                  25.9%          19.5%        31.3%

Aerospace consists of ELDEC, the industry leader in design and manufacture of position indication and control systems, Hydro-Aire, the industry leader in design and manufacture of electronically controlled anti-skid and automatic braking systems, and Lear Romec, a supplier of oil lubrication and fuel boost pumps. Additional products manufactured by this group consist of proximity sensors, fuel flowmeters, high and low voltage power conversion systems, fuel and hydraulic pumps, coolant pumps and systems, valves, regulators and actuators for the commercial, business and military aerospace industry. Aerospace operates three manufacturing facilities located in Lynnwood, Washington; Burbank, California, and Elyria, Ohio; and a small assembly facility in France. The group employs 1,500 people and had assets of $166.6 million at year end.

The dramatic 1995 sales increase of 34% or $55.4 million and operating profit increase of 79% or $24.7 million was the result of several factors. In 1995 Crane Co. had a full year contribution from ELDEC, which was acquired in March 1994. ELDEC has leading market positions in its product lines, but at the time of the acquisition it was marginally profitable due to an inappropriately high cost structure. After the acquisition, the organization was restructured and right sized, facilities were consolidated and costs were dramatically reduced. As a result, the business became increasingly profitable through 1994 and into 1995. Also contributing were slightly higher overall OEM shipments, particularly for the position indication and control systems and power systems products for the new Boeing 777 aircraft, and increased aftermarket demand.

In 1995, Aerospace aftermarket sales increased 28% from 1994 due to higher aircraft utilization rates by airlines, spare parts provisioning requirements for the new Boeing 777 aircraft and increased focus on the overhaul and repair business by all three operating units. Performance in the Aerospace group has benefited from the emphasis on cost control at both Hydro-Aire and Lear Romec over the last four years, during the industry downturn. This has resulted in higher profit margins as the market improved in 1995. Sales per employee at Lear Romec and Hydro-Aire have increased 16% since 1993. The order backlog totaled $211 million at December 31, 1995, slightly above the prior year level.

Crane has also continued to invest in developing new products and technologies for specific aircraft applications such as the Boeing 777, Boeing 737, Cessna Citation 10, Learjet 45, Canadair Global Express and Gulfstream V, Embraer 145, Lockheed Martin F-22 and McDonnell Douglas MD-95. This investment in the future, while hurting short term reported results, has built a stronger business.

In 1995, Crane also made a $5.0 million 47% equity investment in Powec AS, a Norwegian manufacturer of power conditioning products and systems, whose products are complementary to the products and complex power systems engineering capabilities at ELDEC. This accelerates the transfer of our Aerospace power conversion technology to the commercial wireless telecommunications market. While this is not yet a major contributor to Crane's results, the company believes its capabilities are well suited for the needs of this $800 million market.

In 1994, sales increased $61.2 million due entirely to the ELDEC acquisition which added $75.7 million to revenues. Operating profit totaled $31.3 million in 1994, up $.1 million from the 1993 level as additional ELDEC earnings offset lower results at the other two Aerospace units.

The aerospace market, which began to recover in 1995 after a three year decline, is expected to continue to improve in 1996. Though the Aerospace business is faced with increased competitive pressures and a highly concentrated customer base, Crane has demonstrated its commitment to face these challenges with strategic acquisitions, continued cost reductions and investments in new product technology. These efforts are being helped by increasingly effective cooperation between Crane's facilities in Washington, California and Ohio across all functional disciplines.

ENGINEERED MATERIALS

(in millions)            1995     1994     1993
-------------            ----     ----     ----
Sales                   $202.1   $201.9   $161.8
Operating Profit          22.9     23.0     15.5
Operating Margin          11.3%    11.4%     9.6%

Engineered Materials consists of four principal operating units: Kemlite manufactures fiberglass-reinforced plastic panels at facilities in Jonesboro, Arkansas and Joliet, Illinois for the transportation, recreational vehicle and commercial building products markets; Cor Tec manufactures fiberglass-reinforced laminated panels in its Washington Court House, Ohio plant for use as structural sidewalls by the truck and trailer industry; Resistoflex manufactures corrosion-resistant, plastic-lined pipe, fittings and valves in its Marion, North Carolina plant for the chemical process and pharmaceutical industries; and Crane Plumbing manufactures china, acrylic and steel plumbing fixtures in three plants in Canada for the Canadian construction industry. This group had assets of $100.6 million at December 31, 1995 and employed 1,200 people.

Sales in 1995 were in line with the prior year level, as strong sales to the transportation truck and trailer industry at both Kemlite and Cor Tec and major project wins at Resistoflex were offset by a 30% decline in the residential housing market in Canada and the transfer of plumbing brass products to the Controls group. In addition, sales were adversely impacted by a fiberglass shortage, a key raw material in Kemlite's products, hurting its ability to fully meet the demand from truck trailer manufacturers in the first half of the year.

Operating profit totaled $22.9 million in 1995 and was level with the prior year's earnings. The productivity gains at Cor Tec and improved results at Resistoflex were fully offset by the impact of the drastic decline in the residential construction market in Canada on Crane Plumbing and the adverse margin impact of higher fiberglass and resin costs at Kemlite.

Order backlog at year end 1995 was strong at $22.5 million. Although down significantly from the inflated level at year end 1994 caused by anticipated fiberglass shortages, this backlog is historically high compared to normal order backlog levels.

1994 operating profit increased $7.5 million or 48% on a 25% increase in sales due to Kemlite's Filon acquisition in October 1993, a strengthened transportation market and improvement at Crane Plumbing. In 1993 operating profit increased $9.4 million on a slight increase in sales due principally to a $5.7 million charge in 1992 for product liability and environmental expenses.

Kemlite's products continued to gain market share against alternative materials in 1995. Kemlite's translucent roof for the dry van trailer market and its decorative sidewall for the recreational vehicle market continued to gain market share at the expense of aluminum. Kemlite continued to expand its global distribution and though still only 6.5% of Kemlite's total sales, international sales were up 35% in 1995.

Cor Tec is exploring the substitution of lighter and more durable materials for plywood in the core of its panels, and if successful, this new product will improve business performance dramatically by offering many advantages to customers including lower weight and costs.

Resistoflex has strengthened its market position through investment in rotational molding equipment and vertical extrusion equipment over the past two years, as well as new product introductions designed to help its customers comply with stringent emissions regulations. In the fourth quarter of 1995, Resistoflex acquired Kessel PTE., Ltd., a plastic-lined pipe manufacturer with facilities in Singapore, Malaysia and Thailand. This acquisition will provide Resistoflex with immediate market access to the rapidly expanding Asian chemical process industry.

In 1996, through continued product development, global market expansion and a low cost position this group is expected to exceed 1995 results.

CRANE CONTROLS

(in millions)        1995     1994    1993
-------------        ----     ----    ----
Sales               $131.1   $88.0   $35.0
Operating Profit      11.3     4.4      .9
Operating Margin       8.6%    5.0%    2.5%

Crane Controls, the company's newest business, is an exciting addition because of its technology content and growth prospects. Controls' products are used in a wide variety of specialized industrial applications where process control is required. Barksdale, which has manufacturing operations in Los Angeles, California and Reichelsheim, Germany produces pressure, level and temperature switches, transducers and directional control valves. Powers Process Controls produces electronic sensors, pressure balancing and control valves, and plumbing brass for both industrial and commercial markets at its facility in Skokie, Illinois. Azonix, located in Billerica, Massachusetts, designs electronic data acquisition products and measurement and control systems for harsh industrial environments. Dynalco, in Fort Lauderdale, Florida, produces rotational speed sensors, instruments and control systems for use in industrial engines, natural gas production and pipelines, and agricultural and marine machinery. Ferguson manufactures a complete line of motion control products for transferring and positioning components in automated assembly processes. Ferguson has three domestic manufacturing facilities: St. Louis, Missouri; Greenwood, Mississippi; and Detroit, Michigan; and one in Brussels, Belgium. Crane Controls had assets of $128.5 million at December 31, 1995, and employs 800 people.

Crane Controls operating profit of $11.3 million was more than double the level of 1994 on a 49% sales increase. The favorable yearly comparisons were heavily impacted by full year results of the Controls businesses added with the April 1994 Mark Controls acquisition. All units within our Controls group except Powers Process had higher earnings. In addition, sales increased due to the transfer of product line responsibility for plumbing brass products to Powers Process Controls, which serves the same markets with its products. Powers' results in 1995 were adversely impacted by costs associated with the introduction of Crane Plumbing Brass product to its markets.

The February 1995 acquisition of Unimess GmbH brought a full line of solid state switches, transducers and indicating systems to Barksdale, complementing existing German and United States product lines and market channels. This, combined with a 10% increase in sales of core products, an improved sales organization and cost reduction initiatives, produced strong results at Barksdale this year and positions it well for the future.

Dynalco and Azonix both achieved higher earnings levels in 1995 as they maintained their leadership positions in their respective specialized markets for measurement and control systems. Demand for Ferguson's domestic motion control products was high in 1995. Substantial progress toward cost reduction goals was made at Ferguson Europe, which was profitable in the fourth quarter of 1995 and had much improved results over 1994, when significant costs were incurred in consolidating the company into one facility in Brussels. On December 31,1995, Crane Controls had a backlog of $26.2 million, equivalent with last year.

Sales and operating profit were up dramatically in 1994 due to the acquisition of the Mark Controls businesses. In 1993 only the Ferguson operations are reported.

This group continues to penetrate niche markets through emphasis on quality and introduction of value added products to their customers. Investments to reduce product costs, enhance product functionality and develop larger markets are important to this group and will continue in 1996.

MERCHANDISING SYSTEMS

(in millions)                      1995         1994         1993
-------------                      ----         ----         ----
Sales                             $183.1       $168.5       $166.7
Operating Profit                    23.6         23.2         18.0
Operating Margin                    12.9%        13.7%        10.8%

Merchandising Systems has two operating units: National Vendors, the industry leader in the design and manufacture of a complete line of vending merchandisers for the food/service vending market; and NRI, which manufactures electronic coin validators in Buxtehude, Germany for the automated merchandising and gambling/amusement markets in Europe. National Vendors products include: electronic vending merchandisers for refrigerated and frozen foods, hot and cold beverages, snack foods, single cup individually brewed hot drinks and combination vendors/merchandisers, designed to vend both snack foods and hot/cold drinks, or snacks and refrigerated/ frozen foods in one machine. National Vendors manufactures its products in a 463,000 sq. ft. state of the art facility in Bridgeton, Missouri. National Vendors' products are marketed directly to customers in the United States and Europe by company sales and marketing personnel, and in other international markets through independent distributors. Merchandising Systems employs 1,150 people and had assets of $88.9 million at year end 1995.

Merchandising Systems had 9% higher sales in 1995 compared to 1994, as National Vendors achieved record sales for the fifth consecutive year. The improvement was due to a 40% increase in international shipments at National Vendors, market share gains for the Cafe System "7" product in the office coffee service market and higher shipments of coin validation equipment by NRI in Europe.

Operating profit improved marginally in 1995 to $23.6 million. Although NRI operated at a profit for the first time since 1991, National Vendors margins were lower due to increased promotional activities to entice new equipment purchases and strengthen the company's leading domestic market position. The margin decline at National Vendors was further compounded by the delayed completion of the plant expansion and modernization project. This project, which is expected to be completed by the end of the first quarter of 1996, will result in increased manufacturing flexibility, reduced cycle times and lower inventory levels.

Order backlog totaled $14.7 million at December 31, 1995, which is normal for Merchandising Systems. The automated merchandising industry has always demanded short lead times which should strengthen National Vendors market position as it realizes the benefits of the plant modernization project.

Merchandising Systems profits increased 29% in 1994 to $23.2 million on slightly higher sales as National Vendors' innovative products and low cost position improved operating margins. In 1993, profit increased 8% on 10% higher sales.

In 1995, National Vendors expanded its international distribution and now has six distributors in Latin America, five in the Pacific Rim, and six in the Middle East. International sales, particularly in Europe, but also in Latin America and the Pacific Rim, will be key to future growth along with continued new product introduction.

Results in 1996 are expected to exceed the 1995 level with expanded international sales focus, the cost benefits of the completed plant expansion/modernization project at National Vendors and the return to profitability at NRI.

WHOLESALE DISTRIBUTION

(in millions)              1995     1994     1993
-------------              ----     ----     ----
Sales                     $710.8   $730.6   $655.2
Operating Profit            25.0     20.0     22.7
Operating Margin             3.5%     2.7%     3.5%

Wholesale Distribution serves three end user markets. Huttig Sash and Door Company, the largest American wholesale distributor of windows, doors and specialty millwork, serves building product retailers, contractors and home remodelers. Huttig operates forty-six distribution centers located throughout the United States. Valve Systems and Controls, an industrial distributor of automated valves and related products located in Houston, Texas, serves the petrochemical, oil refining and pipeline transmission industries; and Crane Supply, a distributor of pipes, valves, fittings, plumbing fixtures and related supplies serving the industrial, municipal and institutional construction industries in Canada. Crane Supply operates thirty-six distribution centers located throughout Canada. The key success factors in Wholesale Distribution are customer service and effective inventory and cost management. This group had assets of $197.5 million at December 31, 1995 and employs 2,400 people.

Wholesale Distribution experienced a 3% decline in sales in 1995 due to the impact of an 11% decline in single family home construction on Huttig, the closure of a large but unprofitable Huttig branch in New Jersey, and an exit from the wood window manufacturing business at the end of 1994. This was partially offset by an 8% increase in Crane Supply sales as the industrial market served in Canada was stronger than in 1994, and a full year contribution by Huttig's Prineville, Oregon wood moulding operation, which was acquired in May 1994.

The operating profit increase in 1995 was due to improvement at Crane Supply and Valve Systems. Though the sales increase at Crane Supply helped profits, margins were higher primarily due to the focus by new management on costs and margins. Valve Systems' new management concentrated their efforts on cost controls and sales of higher margin, value added products.

Though Huttig operating profit declined due to lower sales, this was largely offset by improved margins and greater focus on cost control as well as improved asset management and productivity gains made possible by its management information system that the company believes is the best in the millwork industry and a competitive advantage for the future. Through effective inventory management, Huttig reduced inventory $11.4 million in 1995 resulting in a LIFO gain of $4.1 million. Huttig's average inventory as a percentage of sales improved to 12.4% in 1995 from 14.0% in 1994.

In 1994, operating profit declined 12% on a 12% increase in sales compared to 1993. Sales were up due to acquisitions and improvement in Huttig's markets. Operating profit was down due to losses at two of Huttig's manufacturing operations, lower results at Valve Systems and inclusion of a pension gain in prior year results. In 1993 operating profit increased $9.1 million from the depressed level of 1992 due to a stronger United States housing market and a pension gain of $2.7 million at Crane Supply.

With the current low interest rates, higher United States single family housing starts and some expectation of improvement in the Canadian economy, 1996 should be a good year for the Wholesale Distribution group.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW

1995 operating activities generated $106.6 million in cash flow allowing the company to reduce debt by $57.9 million and return $40.7 million to shareholders through dividends and share repurchases. This is the second consecutive year Crane has generated cash in excess of $100 million from operations.

The increase in the level of working capital was attributable primarily to the company's higher sales. However, the ratio of average working capital to net sales declined 1.1%, which had a positive cash flow impact of $20 million. This improvement is due to effective investment in management information systems, better controls and Crane's compensation system which rewards higher returns on invested capital. Future investments in working capital are expected to be required to fund sales growth, geographic expansion and new products. These increases will be largely offset by continued improvement in working capital management.

Investing activities for 1995 consumed a significantly lower amount of cash compared with 1994. The principal reason was fewer acquisition opportunities this year that met the company's financial objectives. The company did utilize $14.5 million for the purchase of three operating companies and an equity interest in a fourth. Crane plans to seek acquisition opportunities in 1996 which complement existing businesses, have leading positions in niche markets and can generate cash returns greater than the cost of capital.

Capital investments in 1995 of $26.6 million were primarily for cost reduction and process improvements. In 1995, Fluid Handling made capital investments of $5.7 million, Aerospace $3.6 million, Engineered Materials $3.2 million, Crane Controls $3.2 million, Merchandising Systems $9.2 million and Wholesale Distribution $1.5 million. Capital investments are expected to increase over the next several years to fund manufacturing and business process systems projects. These projects are designed to reduce business process and manufacturing cycle times, increasing the company's ability to respond to customer needs.

In 1995, Crane sold its investment in Mid Ocean Limited for $19.4 million. The cost basis for this investment made in 1992 was $10 million. Proceeds from asset sales generated $8.2 million in cash flow in 1995 which related primarily to the disposal of idle plants and properties.

During 1995, 551,900 shares of Crane Co. common stock were repurchased for $17.9 million and $22.8 million of dividends were paid.

Total borrowings of $57.9 million were repaid in 1995, reducing the company's total debt outstanding at year end to $297.2 million. From its peak at June 30, 1994, the date immediately following Crane's last acquisition in 1994, the company has repaid over $145 million in debt.

At year end, the company's net debt to total capital ratio was 43.8%, a significant improvement compared to 52% at December 31, 1994. The company's working capital increased $21 million to $257 million and the interest coverage ratio rose to 5.5 times interest expense from 4.8 times in 1994. In June, Moody's Investors Service upgraded Crane's senior unsecured debt rating to Baa2 from Baa3, citing improved operating results following the successful integration of the company's recent acquisitions and improved debt protection measurements.

LONG-TERM DEBT

As of December 31, 1995, Crane had a $200 million contractually committed domestic long-term bank credit facility under which the company can borrow, repay, or to the extent permitted by the Agreement, prepay loans and reborrow at any time prior to the termination date of the Agreement. Proceeds may be used for general corporate purposes or to provide bridge financing for acquisitions. In 1995, an amendment to the credit facility was concluded which extended the termination date of the Agreement to August 2000. The Agreement contains certain financial covenants, customary in credit facilities of this nature, including limitations on indebtedness and liens. No loans were outstanding under this Agreement at year end.

At year end, the company and its subsidiaries were also party to contractually committed long-term lines of credit underwritten by banks outside of the United States. These facilities afford local currency borrowings for Crane subsidiaries in the United Kingdom, Canada and Australia for up to $22.9 million. On December 31, 1995, $22.5 million in loans were outstanding with a weighted average interest rate of 6.79%.

On June 8, 1994, Crane issued $150 million in Senior Unsecured Notes due 1999 at a nominal rate of 7.25%, proceeds of which were used for acquisitions. Incorporating the effects of underwriting fees, original issue discount and the cost of a treasury lock agreement, the all-in cost of this financing was 7.6%. This debt was issued under the company's $300 million shelf registration filed on Form S-3 with the Securities and Exchange Commission on May 19, 1994. The registration allows Crane to offer from time to time to the public, in one or more series, senior debt securities and/or subordinated debt securities as a direct unsecured obligation of the company. At December 31, 1995, $150 million in debt securities remained registered but unissued.

On March 16, 1992, Crane issued $100 million in Senior Unsecured Notes due in 2004 at a nominal rate of 8.50%, proceeds of which were used for general corporate purposes and the early optional redemption of two outstanding public debentures. Incorporating the effects of underwriters fees and original issue discount, the all-in cost of this financing was 8.6%.

SHORT TERM DEBT

At December 31, 1995, Crane had $215 million in short-term uncommitted, unsecured money market bid rate lines of credit for domestic borrowings of which $203.1 million was unused. Crane's foreign subsidiaries had $38.1 million in United States dollar equivalent short-term borrowing lines available at year end of which $17.2 million were contractually committed and $20.9 were uncommitted. As of December 31, 1995, $11.2 million in loans were outstanding on these foreign credit lines. The weighted average interest rates on the company's short-term loans outstanding at year end were 5.81% and 6.76% for domestic and foreign loans, respectively. All available short-term lines of credit are for borrowings up to 364 days and are renewable at the option of the lender.

Crane is also party to a contractually committed off-balance sheet chattel paper financing facility, which enables National Vendors to offer various sales support financing programs to its customers. Recourse to Crane for all uncollectible loans made to National Vendors' customers by the banks under this Agreement is limited.

The company believes it has adequate access to both the public and private credit markets to meet all of its operating and strategic objectives. Financial Instruments

FININACIAL INSTRUMENTS

The company uses financial instruments from time to time, including interest rate swaps, to manage the effect of fluctuating interest rates on outstanding debt. No new interest rate swap contracts were executed in 1995 and none were outstanding at December 31, 1995.

ENVIRONMENTAL

The company continues to be involved in various remediation actions to clean up hazardous wastes as required by federal and state laws. Estimated future environmental remediation cost was $15 million at December 31, 1995, which was fully accrued. Not included in the accrual is the cost of cleaning one site for approximately $3.6 million for which a full escrow was established when the property was acquired in 1993. The company spent $10.3 million on environmental costs in 1995, of which $7.0 million was spent in settling Crane's liabilities in the San Fernando Valley Superfund sites in Burbank and Glendale, California. Crane expects to pay remediation costs of approximately $3 million in 1996. The annual level of future remediation expenditures is difficult to estimate because of the many uncertainties relating to conditions of individual sites as well as uncertainties about the status of environmental laws and regulations and developments in remedial technology; however, the required remedial actions being implemented or engineered are not individually or in the aggregate expected to be material.

                                                                       Crane Co.

CONSOLIDATED STATEMENTS OF INCOME (In thousands except per share data)

For Years Ended December 31,                   1995          1994        1993
                                               ----          ----        ----
NET SALES                                   $1,782,310   $1,653,466   $1,310,205
OPERATING COSTS AND EXPENSES:
  Cost of sales                              1,316,321    1,253,412    1,016,548
  Selling, general and administrative          274,276      245,474      178,381
  Depreciation and amortization                 48,765       44,691       29,420
                                            ----------   ----------   ----------
                                             1,639,362    1,543,577    1,224,349
                                            ----------   ----------   ----------
OPERATING PROFIT                               142,948      109,889       85,856
OTHER INCOME (EXPENSE):
  Interest income                                2,025        3,616        4,465
  Interest expense                             (26,913)     (24,171)     (11,396)
  Miscellaneous-net                              3,408        1,893          893
                                            ----------   ----------   ----------
                                               (21,480)     (18,662)      (6,038)
                                            ----------   ----------   ----------

INCOME BEFORE TAXES                            121,468       91,227       79,818
PROVISION FOR INCOME TAXES                      45,131       35,294       30,925
                                            ----------   ----------   ----------
NET INCOME                                  $   76,337   $   55,933   $   48,893
                                            ==========   ==========   ==========
PRIMARY NET INCOME PER SHARE                $     2.50   $     1.86   $     1.62
Average primary shares outstanding              30,544       30,146       30,217
FULLY DILUTED NET INCOME PER SHARE          $     2.49   $     1.85   $     1.61
Average fully diluted shares outstanding        30,623       30,250       30,404
DIVIDENDS PER COMMON SHARE                  $      .75   $      .75   $      .75
                                            ==========   ==========   ==========


See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS (In thousands except share data)


Balance December 31,                         1995       1994
                                             ----       ----
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents               $    5,476       $  2,072
  Accounts receivable                        240,787        234,695
  Inventories
    Finished goods                           117,060        116,625
    Finished parts and subassemblies          37,915         30,556
    Work in process                           35,364         39,286
    Raw materials and supplies                54,662         50,598
                                          ----------     ----------
  Total inventories                          245,001        237,065
  Other current assets                         6,774          6,407
                                          ----------     ----------
TOTAL CURRENT ASSETS                         498,038        480,239
PROPERTY, PLANT AND EQUIPMENT AT COST:
  Land                                        36,975         38,841
  Buildings and improvements                 149,368        157,513
  Machinery and equipment                    326,642        316,994
                                          ----------     ----------
  Gross Property, Plant and Equipment        512,985        513,348
  Less accumulated depreciation              269,047        250,350
                                          ----------     ----------
  NET PROPERTY, PLANT AND EQUIPMENT          243,938        262,998
OTHER ASSETS                                  26,874         30,173
INTANGIBLES                                   58,894         63,434
COST IN EXCESS OF NET ASSETS ACQUIRED        170,667        171,201
                                          ----------     ----------
                                          $  998,411     $1,008,045
                                          ==========     ==========

16     See Notes to Consolidated Financial Statements

                                                                       Crane Co.

Balance December 31,                                                      1995           1994
                                                                          ----           ----
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt                               $      771      $    1,272
  Loans payable                                                          15,359          20,986
  Accounts payable                                                       96,873          95,211
  Accrued liabilities                                                   115,530         119,382
  U.S. and foreign taxes on income                                       12,743           7,444
                                                                     ----------      ----------
TOTAL CURRENT LIABILITIES                                               241,276         244,295
LONG-TERM DEBT                                                          281,093         331,289
OTHER LIABILITIES                                                        21,977          20,159
ACCRUED POSTRETIREMENT BENEFITS                                          43,071          43,066
ACCRUED PENSION LIABILITIES                                               8,272           8,804
DEFERRED INCOME TAXES                                                    27,993          32,440
PREFERRED SHARES, par value $.01; 5,000,000 shares authorized                --              --
COMMON SHAREHOLDERS' EQUITY:
  Common shares, par value $1.00: Authorized 80,000,000 shares.
    Outstanding 30,125,250 shares (30,047,355 in 1994) after
      deducting 18,200,426 shares in treasury (18,351,321 in 1994)       30,125          30,047
  Capital surplus                                                        12,283          12,766
  Retained earnings                                                     342,330         296,268
  Cumulative currency translation adjustment                            (10,009)        (11,089)
                                                                     ----------      ----------
TOTAL COMMON SHAREHOLDERS' EQUITY                                       374,729         327,992
                                                                     ----------      ----------
                                                                     $  998,411      $1,008,045
                                                                     ==========      ==========

CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands)


For Years Ended December 31,                                            1995                  1994               1993
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                          $ 76,337             $  55,933         $  48,893
  Depreciation                                                          35,746                35,453            24,144
  Amortization                                                          13,019                 9,238             5,276
  Deferred income taxes                                                 (4,317)               (3,283)              980
  Cash (used for) provided from operating working  capital              (7,320)               17,550            (3,400)
  Other                                                                 (6,847)                2,443            (4,874)
                                                                      --------             ---------         ---------
  TOTAL FROM OPERATING ACTIVITIES                                      106,618               117,334            71,019
                                                                      --------             ---------         ---------

CASH FLOWS FROM INVESTING ACTIVITIES:

  Capital expenditures                                                 (26,603)              (28,199)          (38,838)
  Proceeds from disposition of capital assets                            8,218                16,058               986
  Purchase of equity investments                                        (5,067)                   --                --
  Sale of equity investments                                            19,440                    49                --
  Payments for acquisitions net of liabilities
     assumed of $2,653, $138,797 and $18,802
     in 1995, 1994 and 1993, respectively                               (9,419)             (161,424)         (111,457)
  Proceeds from divestitures                                                --                 2,580             6,029
                                                                      --------             ---------         ---------
     TOTAL USED FOR INVESTING ACTIVITIES                               (13,431)             (170,936)         (143,280)
                                                                      --------             ---------         ---------
CASH FLOWS FROM FINANCING ACTIVITIES:

  EQUITY:
    Dividends paid                                                     (22,755)              (22,518)          (22,511)
    Reacquisition of shares                                            (17,940)                 (186)          (10,405)
    Stock options exercised                                              8,784                 1,267             3,322
                                                                      --------             ---------         ---------
                                                                       (31,911)              (21,437)          (29,594)
                                                                      --------             ---------         ---------
  DEBT:
    Proceeds from issuance of long-term debt                                --               230,105                --
    Repayments of long-term debt                                       (47,527)              (76,911)          (11,737)
    Net (decrease) increase in short-term debt                         (10,398)              (88,774)           77,123
                                                                      --------             ---------         ---------
                                                                       (57,925)               64,420            65,386
                                                                      --------             ---------         ---------
    TOTAL (USED FOR) PROVIDED FROM FINANCING ACTIVITIES                (89,836)               42,983            35,792
                                                                      --------             ---------         ---------
Effect of exchange rate on cash and cash equivalents                        53                    99               (43)
                                                                      --------             ---------         ---------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                         3,404               (10,520)          (36,512)
Cash and cash equivalents at beginning of year                           2,072                12,592            49,104
                                                                      --------             ---------         ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR                              $  5,476             $   2,072         $  12,592
                                                                      ========             =========         =========
DETAIL OF CASH (USED FOR) PROVIDED FROM OPERATING
WORKING CAPITAL (NET OF EFFECTS OF ACQUISITIONS):
Accounts receivable                                                   $ (3,034)            $ (11,004)        $  (8,503)
Inventories                                                             (4,474)               15,285           (10,581)
Other current assets                                                      (330)                2,406              (454)
Accounts payable                                                           (64)               10,358             9,895
Accrued liabilities                                                     (4,722)                1,743             2,055
U.S. and foreign taxes on income                                         5,304                (1,238)            4,188
                                                                      --------             ---------         ---------
    TOTAL                                                             $ (7,320)            $  17,550         $  (3,400)
                                                                      ========             =========         =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid                                                         $ 26,262             $  24,947         $  17,418
Income taxes paid                                                     $ 43,474             $  32,855         $  34,721
                                                                      --------             ---------         ---------

See Notes to Consolidated Financial Statements

                                                                       Crane Co.

CONSOLIDATED STATEMENTS OF CHANGES IN COMMON SHAREHOLDERS' EQUITY

(In thousands except share data)

                                                                                                  Currency   Total Common
                                                        Common     Capital       Retained      Translation  Shareholders'
                                                        Shares     Surplus       Earnings       Adjustment         Equity
                                                        ------     -------       --------      -----------  -------------
BALANCE DECEMBER 31, 1992                              $29,958    $ 15,252       $236,475        $(10,333)     $271,352
Net income                                                  --          --         48,893              --        48,893
Cash dividends                                              --          --        (22,511)             --       (22,511)
Reacquisition of 394,220 shares                           (394)    (10,011)            --              --       (10,405)
Exercise of stock options, 216,792 shares                  217       3,105             --              --         3,322
Conversion of debentures, 25,962 shares                     26          78             --              --           104
Restricted stock awarded, 56,040 shares, net                56       1,736            809              --
Currency translation adjustment                             --          --             --          (2,537)       (2,537)
                                                       -------    --------       --------        ---------     --------
BALANCE DECEMBER 31, 1993                               29,863      10,160        263,666         (12,870)      290,819
Net income                                                  --          --         55,933              --        55,933
Cash dividends                                              --          --        (22,518)             --       (22,518)
Reacquisition of 6,990 shares                               (7)       (179)            --              --          (186)
Exercise of stock options, 82,942 shares                    83       1,184             --              --         1,267
Conversion of debentures, 71,569 shares                     71         232             --              --           303
Restricted stock awarded, 36,790 shares, net                37       1,369           (813)             --
Currency translation adjustment                             --          --             --           1,781         1,781
                                                       -------    --------       --------        ---------     --------
BALANCE DECEMBER 31, 1994                               30,047      12,766        296,268         (11,089)      327,992
Net income                                                  --          --         76,337              --        76,337
Cash dividends                                              --          --        (22,755)             --       (22,755)
Reacquisition of 551,900 shares                           (552)    (17,388)            --              --       (17,940)
Exercise of stock options, 396,575 shares                  397       8,387             --              --         8,784
Restricted stock awarded, 233,220 shares, net              233       8,518         (7,520)             --
Currency translation adjustment                             --          --             --           1,080         1,080
                                                       -------    --------       --------        ---------     --------
BALANCE DECEMBER 31, 1995                              $30,125    $ 12,283       $342,330        $(10,009)     $374,729
                                                       =======    ========       ========        =========     ========

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


ACCOUNTING POLICIES

Principles of Consolidation--The consolidated financial statements include all majority-owned subsidiaries. All significant intercompany items have been eliminated. Certain prior year amounts have been reclassified to conform with the 1995 presentation.

General--The company's financial statements are prepared in conformity with generally accepted accounting principles. These require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The company evaluates the recoverability of all long lived assets by assessing whether the unamortized asset can be recovered over its remaining life through cash flows.

Cash Equivalents--Marketable securities with original maturities of three months or less are included in cash equivalents.

Accounts Receivable--Receivables are carried at net realizable value. The allowance for doubtful accounts at December 31, 1995 and 1994 were $3,598,000 and $3,693,000.

Inventories--Inventories are stated at the lower of cost or market principally on the last-in, first-out (LIFO) method of inventory valuation. The reduction of inventory quantities has resulted in a liquidation of LIFO inventories acquired at lower costs prevailing in prior years. Liquidations have reduced cost of sales by $4,000,000, $3,300,000, and $1,500,000 in 1995, 1994 and 1993,
respectively. Replacement cost would be higher by $49,460,000 and $52,739,000 at December 31, 1995 and 1994.

Property, Plant and Equipment--Depreciation is provided primarily by the straight-line method over the estimated useful lives of the respective assets which range from three to twenty-five years.

Intangibles--Intangible assets are being amortized on a straight-line basis over their estimated useful lives which range from five to twenty years. The accumulated amortization was $11,020,000 and $7,716,000 at December 31, 1995 and 1994, respectively.

Cost in Excess of Net Assets Acquired--Cost in excess of net assets acquired is being amortized on a straight-line basis ranging principally from fifteen to forty years. The accumulated amortization was $22,482,000 and $16,730,000 at December 31, 1995 and 1994, respectively.

Revenue Recognition--Revenues are generally recorded when title passes to the customer. Revenues on long-term contracts are recognized under the percentage-of-completion method of accounting and are measured principally on either a cost-to-cost or a unit of delivery basis. These contracts represent less than 1 percent of sales this year. Accounts receivable include unreimbursed costs and accrued profits to be billed of $1,943,000 and $4,893,000 at December 31, 1995 and 1994, respectively.

Income Taxes--Income tax expense is based on reported earnings before income taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. In accordance with Statement of Financial Accounting Standards (SFAS) 109, "Accounting for Income Taxes," these deferred taxes are measured by applying currently enacted tax laws.

Currency Translation--Assets and liabilities of subsidiaries are translated at the rate of exchange in effect on the balance sheet date; income and expense are translated at the average rates of exchange prevailing during the year. The related translation adjustments are accumulated in a separate component of shareholders' equity.

Financial Instruments--The company periodically enters into interest rate swap agreements to moderate its exposure to interest rate changes and to lower the overall cost of borrowings. The differential to be paid or received is accrued as interest rates change and is recognized in income over the life of the agreements. In addition, the company periodically uses forward foreign exchange contracts to hedge firm purchase and sales commitments. Gains and losses on such contracts are deferred and recognized as part of the related transactions. Amounts outstanding at December 31, 1995 for such contracts were not material.

Net Income Per Share--Primary earnings per share calculations are based upon the weighted average number of common shares outstanding after the effect of dilutive stock options. Earnings per share assuming full dilution was determined in the same manner as primary earnings per share except that the year-end stock price was used.

Recently Issued Accounting Standard--During 1995, Statement of Financial Accounting Standard No. 123 "Accounting for Stock-Based Compensation" was issued. The company will comply with the additional disclosure required by this statement but is not required to change its method of accounting for stock-based compensation.

RESEARCH AND DEVELOPMENT

Product development and engineering costs were approximately $51.9 million, $46.4 million, and $18.4 million in 1995, 1994, and 1993, respectively. Included in these amounts were approximately $12,600,000 and $9,500,000 received in 1995 and 1994 respectively, for customer-sponsored research and development.

MISCELLANEOUS--NET

(In thousands)  For Years Ended December 31,                     1995            1994            1993
Gain (Loss) on disposal of capital assets                       $(3,037)       $ 1,346          $ 425
Gain on investments                                               9,440            361            556
Other                                                            (2,995)*          186            (88)
                                                                -------        -------          -----
                                                                $ 3,408        $ 1,893          $ 893
                                                                =======        =======          =====

*Includes $3.4 million for legal costs related to a previously discontinued operation.


SUPPLEMENTARY INCOME STATEMENT INFORMATION

The company's repair and maintenance costs for 1995 were $22.2 million as compared to $19.5 million and $15.6 million in 1994 and 1993, respectively. Amounts for amortization of intangible assets, taxes other than payroll and income taxes, royalties and advertising costs were less than 1 percent of sales.

INCOME TAXES

U.S. and non-U.S. income (loss) before taxes is as follows:

(In thousands)    For Years Ended December 31,                     1995         1994             1993
                                                                   ----         ----             ----
Income before taxes:
    U.S. operations                                              $113,359      $90,765          $83,296
    Non-U.S. operations                                             8,109          462           (3,478)
                                                                 --------      -------          -------
                                                                 $121,468      $91,227          $79,818
                                                                 ========      =======          =======
The provision for income taxes consists of:
(In thousands)    For Years Ended December 31,                     1995         1994             1993
                                                                   ----         ----             ----
Current:
    U.S. federal tax                                             $ 38,396      $31,152          $25,898
    State and local tax                                             6,952        5,702            5,151
    Non-U.S. tax                                                    4,100        1,723           (1,104)
                                                                 --------      -------          -------
                                                                   49,448       38,577           29,945
                                                                 --------      -------          -------
Deferred:
    U.S. federal tax                                                (3,671)      (3,356)            526)
    State and local tax                                               (619)        (130)            (11)
    Non-U.S. tax                                                       (27)         203           1,517
                                                                    (4,317)      (3,283)            980
      Total income taxes                                         $  45,131     $ 35,294        $ 30,925
                                                                 =========     ========        ========

Reconciliation of the statutory U.S. federal rate to actual tax rate is as follows:

(In thousands)    For Years Ended December 31,                      1995         1994             1993
                                                                    ----         ----             ----
Statutory U.S. federal tax at 35%                                $ 42,514      $31,929          $27,936
Increase (reduction) from:
    Non-U.S. taxes                                                    753        1,495            1,415
    Local U.S. taxes                                                4,116        3,622            3,341
    Non-deductible goodwill                                         1,822        1,552              686
    Non-taxable FSC income                                         (1,986)      (1,343)            (737)
    Effect of tax rate increase                                        --           --             (510)
    Other                                                          (2,088)      (1,961)          (1,206)
                                                                 --------      -------          -------
Provision for income taxes                                       $ 45,131      $35,294          $30,925
                                                                 ========      =======          =======
Actual tax rate                                                      37.2%        38.7%            38.7%
                                                                 ========      =======          =======

At December 31, 1995, the company had unremitted earnings of foreign subsidiaries of $72 million. These earnings, which reflect full provision for non-U.S. income taxes, are indefinitely reinvested in non-U.S. operations or can be remitted substantially free of additional tax. Accordingly, no provision has been made for taxes that might be payable upon remittance of such earnings nor is it practicable to determine the amount of this liability.

The components of deferred tax assets and liabilities included on the balance sheet at December 31 are as follows:

(In thousands)                        1995      1994
                                      ----      ----
Deferred tax asset:
Postretirement benefits              $16,587  $16,815
Inventory                              3,154    3,612
Insurance                              8,324    8,132
Environmental                          5,787    8,184
Deferred compensation                  6,162    5,032
Other                                  6,648    3,420
                                     -------  -------
Total deferred asset                 $46,662  $45,195
                                     =======  =======
Deferred tax liability:
Depreciation                         $11,432  $16,113
Difference between book basis and
tax basis of assets                   19,301   19,330
Intangibles                           15,913   16,928
Pension                                4,075    3,396
Other                                    740      (51)
                                     -------  -------
Total deferred liability             $51,461  $55,716
                                     =======  =======

At December 31, 1995 current deferred tax assets of $23.2 million ($21.9 million in 1994) were included in other receivables. Net non-current deferred tax liabilities of $28 million ($32.4 million in 1994) were included in deferred income taxes.

POSTRETIREMENT BENEFITS

Postretirement healthcare and life insurance benefits are provided for certain domestic and non-U.S. employees hired before January 1, 1990 who meet minimum age and service requirements. The company does not pre-fund these benefits and has the right to modify or terminate the plan.

(In thousands)   December 31,                 1995      1994      1993
                                              ----      ----      ----
Accumulated postretirement
    benefit obligation:
    Retirees                                 $23,068   $23,059   $24,807
    Fully-eligible active plan participants    2,295     1,983     1,973
    Other active plan participants             6,093     5,934     6,669
                                             -------   -------   -------
    Total                                     31,456    30,976    33,449
Unrecognized net gain                         11,615    12,090     9,121
                                             -------   -------   -------
    Accrued postretirement benefit           $43,071   $43,066   $42,570
                                             =======   =======   =======
Net periodic cost:
    Service cost-benefits earned
     during the period                       $   564   $   722   $   850
    Interest cost on accumulated
     benefit obligation                        2,294     2,303     2,768
    Amortization of gain                        (715)     (448)     (182)
                                             -------   -------   -------
    Net cost                                   2,143     2,577     3,436
    Benefits paid                             (2,138)   (2,411)   (2,482)
Burks Pumps acquisition                           --        --     2,218
Mark Controls acquisition                         --       330        --
Accrued postretirement benefit--
  beginning of year                           43,066    42,570    39,398
                                             -------   -------   -------
Accrued postretirement benefit--
  end of year                                $43,071   $43,066   $42,570
                                             =======   =======   =======

The cost of covered benefits was assumed to increase 11.1% for 1995, and then to decrease gradually to 5.2% by 2007 and remain at that level thereafter. In 1994, the cost of covered benefits was assumed to increase 12% for 1994, and then to decrease gradually to 6% by 2007 and remain at that level thereafter. An increase in the assumed health care cost trend rate by one percentage point would increase the accumulated postretirement benefit obligation by approximately $2.8 million at December 31, 1995 and the net periodic cost by approximately $.3 million for the year. The discount rate used in determining the accumulated postretirement benefit obligation was 7.5% in 1995, 8.25% in 1994, and 7.25% in 1993.

The company participates in several multi-employer insurance plans, which provide benefits to certain employees under collective bargaining agreements. Total contributions to these plans were approximately $2,602,000 in 1995, $2,320,000 in 1994, and $2,193,000 in 1993.

PENSIONS

The company and most of its subsidiaries have defined benefit pension plans for their employees and directors. The plans generally provide benefit payments using a formula based on length of service and final average compensation, except for some hourly employees for whom the benefits are a fixed amount per year of service. The company's policy is to fund at least the minimum amount required by the applicable regulations. The pension plan for salaried employees in Canada was changed in 1993 from a defined benefit to a defined contribution money purchase plan, resulting in a curtailment gain of approximately $3.1 million. The following table sets forth net periodic pension costs for company sponsored defined benefit plans.

(In thousands)                                     1995       1994       1993
Benefits earned during the period                $  8,004   $  8,743   $  7,305
Interest cost on projected benefit obligation      15,990     15,435     13,979
Actual return on plan assets                      (62,311)     6,678    (35,872)
Net amortization and deferral                      41,320    (27,468)    13,443
                                                 --------   --------   --------
Pension expense (income)                         $  3,003   $  3,388   $ (1,145)
                                                 ========   ========   ========

The following table sets forth by funded status the amounts recognized in the company's balance sheet at December 31, for company sponsored defined benefit pension plans:

                                                                                  1995                        1994
                                                                                  ----                        ----
(In thousands)                                                        OVERFUNDED      UNDERFUNDED   Overfunded    Underfunded
                                                                      ----------      -----------   ---------     -----------
Actuarial present value of benefit obligation:
        Vested                                                         $190,472          $7,285      $168,177       $ 6,772
        Non-vested                                                        6,670             235         4,988           229
                                                                       --------          ------      --------       -------
                Accumulated benefit obligation                          197,142           7,520       173,165         7,001
        Effect of future pay increases                                   29,331             421        28,043           354
                                                                       --------          ------      --------       -------
        Projected benefit obligation                                    226,473           7,941       201,208         7,355
                                                                       --------          ------      --------       -------
Assets and book accruals relating to such benefits:
        Funded assets at fair value                                     293,725           6,796       239,104         5,448
        Book accruals, net                                              (10,734)            892        (8,863)        1,604
                                                                        282,991           7,688       230,241         7,052
Assets and book accruals greater (less) than projected
  benefit obligations                                                  $ 56,518          $ (253)     $ 29,033       $  (303)
                                                                       ========          ======      ========       =======
Consisting of:
        Unrecognized net asset (liability) at date of adoption less
          amortization                                                 $ 11,801          $ (478)     $ 12,072       $  (561)
        Unrecognized net gains (losses)                                  46,205            (754)       18,420        (1,269)
        Unrecognized prior service cost                                  (1,488)             --        (1,459)           --
        Adjustment required to recognize minimum
          liability                                                          --             979            --         1,527
                                                                       --------          ------      --------       -------
                                                                       $ 56,518          $ (253)     $ 29,033       $  (303)
                                                                       ========          ======      ========       =======

The following rates were used to determine the projected benefit obligation:


                                        1995           1994           1993
                                        ----           ----           ----
U.S. Plans:
  Discount rate                         7.50%          8.25%          7.25%
  Expected long-term rate of
    return on assets                    8.75%          8.75%          8.25%
  Rate of compensation increase         4.75%          5.00%          4.75%
Non-U.S. Plans:
  Discount rate                   7.50%-8.25%    8.25%-8.50%    7.50%-8.25%
  Expected long-term rate of
    return on assets              8.25%-9.00%    8.25%-9.00%    8.25%-9.00%
Rate of compensation increase     6.25%-6.50%           7.5%           7.5%

At December 31, 1995, substantially all plan assets are invested in listed stocks and bonds. These investments include common stock of the company which represents 4% of plan assets.

The company participates in several multi-employer pension plans, which provide benefits to certain employees under collective bargaining agreements. Total contributions to these plans were approximately $1,724,000 in 1995, $1,533,000 in 1994, and $1,482,000 in 1993.

A subsidiary of Crane, ELDEC Corporation, has a non-contributory target benefit (defined contribution) plan to provide retirement benefits for all eligible employees. The annual contribution is aimed at funding targeted retirement benefits for each eligible employee. The contributions for 1995, 1994, and 1993 were $1,899,000, $2,073,000 ($1,343,000 since acquisition), and $2,451,000, respectively.

The company and its subsidiaries sponsor savings and investment plans which are available to eligible employees of the company and its subsidiaries. In 1995, the company made contributions of approximately $4.2 million to the plans ($3.4 million and $2.4 million in 1994 and 1993, respectively).

ACCRUED LIABILITIES

(In thousands)  December 31,      1995          1994
                                  ----          ----

Employee-related expenses      $ 46,281       $40,944
Insurance                        17,305        16,755
Environmental                     3,788        10,876
Warranty                          8,485         8,213
Sales allowances                  7,007         5,458
Interest                          3,936         4,087
Taxes other than income           3,315         3,055
Pensions                          3,777         4,023
Other                            21,636        25,971
                               --------      --------
                               $115,530      $119,382
                               ========      ========

OTHER LIABILITIES

(In thousands) December 31,       1995          1994
                                  ----          ----
Environmental                  $ 11,863       $10,192
Insurance                         3,337         4,346
Warranty                          1,781         2,533
Employee benefits                 1,057           665
Other                             3,939         2,423
                               --------       -------
                               $ 21,977       $20,159
                               ========       =======

SHORT-TERM FINANCING

As of December 31, 1995, the company had $236 million in domestic and foreign uncommitted, unsecured lines of credit of which $216 million was unused. The weighted average interest rate for short-term borrowings at December 31, 1995 and 1994 was 6.76% and 6.70%, respectively. These lines of credit are typically available for borrowings up to 364 days and are renewable at the option of the lender. Short-term obligations of $11.9 million and $58.8 million at December 31, 1995 and 1994, respectively, were classified as long-term debt since the company has entered into finance agreements that permit it to refinance short-term obligations on a long-term basis.

LONG-TERM FINANCING

(In thousands)  December 31,                 1995       1994
                                             ----       ----
CRANE CO.:
Senior debt:
  8 1/2% notes due 2004                   $100,000    $100,000
  Original issue discount                     (686)       (769)
  Deferred financing costs                    (562)       (630)
                                          --------    --------
                                            98,752      98,601
                                          --------    --------
  7 1/4% notes due 1999                    150,000     150,000
  Original issue discount                     (238)       (308)
  Deferred financing costs                  (1,568)     (2,039)
                                          --------    --------
                                           148,194     147,653
                                          --------    --------
Various bank loans                          11,900      54,400
                                          --------    --------
TOTAL CRANE CO.                            258,846     300,654
                                          --------    --------
SUBSIDIARIES:
  Industrial revenue bonds                     904       3,444
  Capital lease obligations                  2,343       2,831
  Various bank loans                        18,618      24,372
  Other                                      1,153       1,260
                                          --------    --------
TOTAL SUBSIDIARIES                          23,018      31,907
                                          --------    --------
Total long-term debt                       281,864     332,561
  Less current portion                         771       1,272
                                          --------    --------
Long-term debt net of current portion     $281,093    $331,289
                                          ========    ========


  At December 31, 1995, the principal amounts of long-term debt repayments required for the next five years are $771,000 in 1996, $626,000 in 1997, $511,000 in 1998, $169,092,000 in 1999, and $12,320,000 in 2000.

  As of December 31, 1995, Crane Co. had $200 million in contractually committed lines of credit, under a long-term bank credit facility which expires in August 2000. There were no borrowings outstanding under this facility at year end 1995. Commitments under the facility are for general corporate purposes and to provide bridge financing for acquisitions. In addition, the company has other international long-term credit arrangements with banks totaling $22.9 million of which $22.5 million was outstanding at December 31, 1995.

  The effective interest rates at December 31, 1995 were 5.81% and 6.79% on the domestic and foreign bank loans, respectively. The long-term credit facilities contain certain financial and restrictive covenants, including limitations on indebtedness and liens.

  In June 1994, the company issued $150 million 7 1/4% Senior Notes due 1999. Incorporating the effects of underwriting fees, original issue discount and the cost of a treasury lock agreement, the effective cost of this financing was 7.6%. This public debt was issued under the company's $300 million shelf registration as filed with the Securities and Exchange Commission in May 1994.

Financial Instruments--The company periodically enters into interest rate swap agreements to manage its exposure to interest rate changes and to lower the overall cost of borrowings. All interest rate swaps are subject to market risk as interest rates fluctuate. No new interest rate swap agreements were executed in 1995 and 1994. At December 31, 1995 and 1994, the company had no interest rate swap contracts outstanding. Two outstanding agreements with notional amounts of $20 million each which converted the company's interest rate exposure from fixed to floating were terminated and recognized in 1994 at a loss of $487,000.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure of the estimated fair value of financial instruments was made in accordance with the requirements of SFAS No.107. The estimated fair value amounts have been determined by the company using available market information and appropriate valuation methodologies.

(In thousands) December 31,           1995                 1994
                                 Estimated            Estimated
                       Carrying       Fair  Carrying      Fair
                         Amount      Value    Amount     Value
                       --------  ---------  --------  ---------
Assets:
Investments            $  5,067  $  5,067   $ 10,000  $ 10,000
Liabilities:
Short-term debt          16,130    16,130     22,258    22,258
Long-term debt          281,093   300,313    331,289   322,059


Investments--In 1995 the company sold its shares of Mid Ocean Limited. The company purchased an equity investment in Powec, a Norwegian manufacturer. The carrying value of Powec approximates the company's interest in its underlying net assets.

Short-term and long-term debt rates currently available to the company for debt with similar terms and remaining maturities are used to estimate the fair value for debt issues that are not quoted on an exchange.

COMMITMENTS AND CONTINGENCIES

The company leases certain facilities, vehicles and equipment under capital and operating leases with various terms. Certain leases contain renewal or purchase options. Future minimum payments, by year, and in the aggregate, under these leases with initial or remaining terms of one year or more consisted of the following at December 31, 1995:

                                                Minimum
                           Capital  Operating  Sublease
(In thousands)             Leases      Leases    Income      Net

1996                       $  554     $11,315    $1,065  $10,804
1997                          448       9,060       717    8,791
1998                          366       6,550       485    6,431
1999                          215       4,994       172    5,037
2000                          204       3,243       160    3,287
Thereafter                  1,077       9,001       309    9,769
                           ------     -------    ------  -------
Total minimum
   lease payments           2,864     $44,163    $2,908  $44,119
                                      =======    ======  =======
Interest                     (521)
Present value              $2,343*
                           ======

* Includes $420 due within one year.


The weighted average interest rate for capital leases is 7.54%.
Rental expense for all operating leases was $16,567,000, $16,164,000, and $15,865,000 for 1995, 1994 and 1993, respectively.
The cost of assets capitalized under leases is as follows at December 31:


(In thousands)                     1995     1994
                                   ----     ----
Buildings and improvements       $ 7,056  $ 7,671
Machinery and equipment            7,619    8,286
                                 -------  -------
                                  14,675   15,957
Less accumulated depreciation     12,278   13,181
                                 -------  -------
                                 $ 2,397  $ 2,776
                                 =======  =======

The company has established insurance programs to cover product and general liability losses. These programs have deductible amounts of $5 million before coverage begins, with the exception of aircraft products which have first dollar coverage. The company does not deem its deductible exposure to be material.

At December 31, 1995, the company had received certain proposed notices of adjustment to federal income tax and was involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the company's financial condition and results of operations.

The company continues to be involved in various remediation actions to clean up hazardous wastes as required by federal and state laws. Estimated future environmental remediation cost was $15 million at December 31, 1995, which was fully accrued. Not included in the accrual is the cost of cleaning one site for approximately $3.6 million for which a full escrow was established when the property was acquired in 1993. The company spent $10.3 million on environmental costs in 1995, of which $7.0 million was spent in settling Crane's liabilities in the San Fernando Valley Superfund sites in Burbank and Glendale, California. Crane expects to pay remediation costs of approximately $3 million in 1996. The annual level of future remediation expenditures is difficult to estimate because of the many uncertainties relating to conditions of individual sites as well as uncertainties about the status of environmental laws and regulations and developments in remedial technology; however, the required remedial actions being implemented or engineered are not individually or in the aggregate expected to be material.

The company has also been advised by the Environmental Protection Agency (EPA) that it is a potentially responsible party (PRP) with respect to the Roebling Steel Company Superfund site in Roebling, New Jersey previously operated by a former subsidiary, CF&I Steel Corporation. The company has advised the EPA that it was not an owner or operator of the site and has rejected all assertions of PRP status.

Crane Co. is a defendant in a class action arising out of the contamination of a creek in eastern Ohio by a chemical pesticide sold under the trade name Mirex. This chemical was not manufactured or sold by Crane but was manufactured by another company, also a defendant, at a site adjacent to a Crane facility. The complaint seeks compensatory damages of $10 million and a like amount in punitive damages against Crane, and compensatory damages of $100 million and a like amount in punitive damages against the manufacturer. Crane has asserted cross-claims for contamination of its property and for indemnification against any liability to the plaintiffs against the manufacturer, its foreign parent company and the seller of the pesticide that arranged for its manufacture. The lawsuit is currently scheduled for trial in November 1996. Based on data from environmental studies available to date, the company believes that it not only has meritorious defenses to the plaintiffs' class action but also has valid claims against the other parties. Accordingly, the company believes that these actions are not likely to have a material effect on its results of operations or financial condition.

Crane Co. is a defendant in a lawsuit under the False Claims Act seeking treble damages and attorneys' fees in connection with the assumption by the Pension Benefit Guarantee Corporation of the unfunded pension liabilities (allegedly $270 million) of CF&I Steel Corporation. The company believes the allegations are without merit and will be dismissed either pursuant to the company's pending motions for summary judgment or at trial, which is currently scheduled for June 1996. Accordingly, the company believes the lawsuit is not likely to have a material effect on the company's results of operations or financial condition.

In January 1996, the company's subsidiary Crane Canada, Inc. was served as the defendant in an action, which is seeking class certification, alleging damages to property from water escaping from toilet tanks manufactured by Crane Canada. Crane Canada has settled past claims for property damage arising from water escaping from cracked toilet tanks on a case by case basis. At December 31, 1995 approximately 1,000 known claims were outstanding. At the present time, the company does not have sufficient information to determine whether the new legal action will have a material impact on its liabilities. Based on the historical trends for claims related to cracked toilet tanks and the experience of Crane Canada in resolving such claims, the company believes that it has established sufficient accruals and that pending and reasonably anticipated future claims are not likely to have a material effect on its results of operations or financial condition.

As of December 31, 1995, Crane Co. was a defendant (among a number of defendants, typically 15 to 40) in approximately 9,500 actions filed in various state and federal courts alleging injury or death as a result of exposure to asbestos in products allegedly manufactured or sold by the company. Of these claims, approximately 8,500 were filed in 1995. Because of the unique factors inherent in each case and the fact that most are in preliminary stages, the company lacks sufficient information upon which judgments can be made as to their validity or ultimate disposition. Based on the limited information available to the company and its experience in the disposition of lawsuits of this type, the company believes that pending and reasonably anticipated future asbestos actions are not likely to have a material effect on its results of operations or financial condition.

ACQUISITIONS, DIVESTITURES AND INVESTMENTS

The company always reviews potential acquisition candidates with market and technology positions that provide meaningful opportunities in the markets in which it already has a presence, or which afford significant financial reward, and may possibly dispose of operations when consistent with its overall goals and strategies.

During 1995, the company completed three acquisitions at a cost of $9.4 million. In February the company, through its Barksdale subsidiary, acquired Unimess GmbH, a German-based manufacturer of a full line of solid state pressure switches and transducers, level switches and indicating systems, and flow measurement and control components for specialized instrumentation requirements in numerous industrial processes. In the fourth quarter, the company acquired Process Systems, Inc. based in Michigan. Process Systems is a manufacturer of vertical turbine pumps and accessories for industrial applications. In November 1995, the company acquired Kessel PTE Ltd., a fluoropolymer plastic lined pipe manufacturer with facilities in Singapore, Malaysia and Thailand. In September, ELDEC made a 47% equity investment in Powec, a Norwegian manufacturer of power conditioning products and systems.

During 1994, the company completed three acquisitions at a cost of $240 million, including debt. In May the company, through its wholly-owned subsidiary Huttig Sash & Door Company, acquired a moulding and millwork manufacturing operation in Prineville, Oregon. In April the company purchased Mark Controls Corporation, a manufacturer of automatic and manually operated valves, specialized electronic and mechanical instruments and controls, regulators, and pneumatic and electronic controllers. In March the company acquired ELDEC Corp., whose products are used worldwide on nearly every aircraft model and include: proximity switches and sensing systems, power conversion equipment, fuel flow measurement systems, data acquisition, monitoring and control equipment; flat panel displays and integrated modular systems.

In 1993, the company completed five acquisitions at a cost of approximately $106 million, which included Burks Pumps and Filon. The three remaining acquisitions included two Huttig distribution businesses and the purchase of Perflow by Crane U.K., Ltd.

In 1994, the company sold Modulinc, the fiber optic channel product line of ELDEC and excess ELDEC facilities for $14.3 million. In December, 1994, Huttig sold its window manufacturing business for $2.4 million. The Huttig transaction excluded real estate and receivables.

During March, 1993 the company sold the precision ordnance business of its subsidiary, Unidynamics/Phoenix, Inc. for $6 million.

All acquisitions were accounted for by the purchase method. The results of operations for all acquisitions have been included in the financial statements from their respective dates of purchase.

STOCK OPTIONS AND STOCK AWARD PLANS

A summary of stock option transactions follows:

Number of Shares              1995        1994        1993
----------------              ----        ----        ----

Outstanding January 1      1,505,669   1,277,674   1,215,966
Options granted              336,000     349,500     287,000
Options cancelled            (47,000)    (38,563)     (8,500)
Options exercised           (396,575)    (82,942)   (216,792)
Outstanding December 31    1,398,094   1,505,669   1,277,674


At December 31, 1995, options for 847,844 shares were exercisable and 854,447 shares were available for grant. Per share option prices ranged from $10.13 to $34.44.

The company's Restricted Stock Award Plan provides for awards of common stock to key officers and employees, subject to resale restrictions. The restrictions on outstanding awards are scheduled to lapse upon the achievement of certain performance objectives or over time.

In 1993, the shareholders approved an amendment to the company's Restricted Stock Award Plan, extending the expiration date from April 30, 1993 to May 30, 1998 and increasing as of May 10, 1993 the common shares available for grant to 500,000 shares. The company awarded 303,900 shares in 1995, of which 129,000 shares were awarded with restrictions based on lapse of time. As of December 31, 1995, 72,100 shares are available for future awards.

Pursuant to the Non-Employee Director Restricted Stock Plan, non-employee directors received 2,320 shares of company stock as a group in 1995. Directors who are not full-time employees of the company receive the portion of their annual retainers which exceeds $15,000 in shares of common stock. The shares are issued each year after the company's annual meeting, are forfeitable if the director ceases to remain a director until the company's next annual meeting, and may not be sold for a period of five years, or until the director leaves the Board.

PREFERRED SHARE PURCHASE RIGHTS

In 1988, the company distributed one preferred share purchase right for each outstanding share of common stock. The preferred rights were not exercisable when granted and may only become exercisable under certain circumstances involving actual or potential acquisitions of the company's common stock by a person or affiliated persons. Depending upon the circumstances, if the rights become exercisable, the holder may be entitled to purchase shares of the company's Series A Junior Participating Preferred Stock, or shares of common stock of the acquiring person. Preferred shares purchasable upon exercise of the rights will not be redeemable. Each preferred share will be entitled to preferential rights regarding dividend and liquidation payments, voting power, and, in the event of any merger, consolidation or other transaction in which common shares are exchanged, preferential exchange rate. The rights will remain in existence until June 27, 1998, unless they are earlier terminated, exercised or redeemed. The company has authorized five million shares of $.01 par value preferred stock.

ANALYSIS BY SEGMENT OF BUSINESS

An analysis of sales, operating profit, assets, capital expenditures and depreciation and amortization appears on page 28 and 29.

ANALYSIS BY SEGMENT (In thousands)

Crane Co. is a diversified manufacturer of engineered industrial products and the largest American distributor of doors, windows and millwork.

                                                  1995                  1994                       1993
                                       ----------------------------------------------------------------
                                       Amount        %      Amount          %      Amount             %
                                       ----------------------------------------------------------------
Net Sales:
Industry Segments:
Fluid Handling                      $  343,751       19  $  309,969        18   $  197,656           15
Aerospace                              216,161       12     160,843        10       99,587            7
Engineered Materials                   202,073       11     201,868        12      161,759           12
Crane Controls                         131,127        7      87,973         5       35,009            3
Merchandising Systems                  183,082       10     168,543        10      166,668           13
Wholesale Distribution                 710,844       40     730,646        44      655,218           49
Other                                   11,520        1      12,501         1       14,945            1
                                    ----------      ---  ----------       ---   ----------          ---
                                     1,798,558      100   1,672,343       100    1,330,842          100
Intersegment Sales                    (16,248)              (18,877)               (20,637)
                                    ----------           ----------             ----------
                                    $1,782,310           $1,653,466             $1,310,205
                                    ==========           ==========             ==========
Geographic Region:
United
 States                             $1,428,495       78  $1,348,285        80   $1,031,724           77
Canada                                 173,312       10     161,492        10      171,576           13
Other International                    208,885       12     164,224        10      135,752           10
                                    ----------      ---  ----------       ---   ----------          ---
                                     1,810,692      100   1,674,001       100    1,339,052          100
Interregional Sales                    (28,382)             (20,535)               (28,847)
                                    ----------           ----------             ----------
                                    $1,782,310           $1,653,466             $1,310,205
                                    ==========           ==========             ==========
Operating Profit:
Industry Segments:
Fluid Handling                      $   19,723       12  $   19,062        16   $    8,855            9
Aerospace                               56,030       35      31,316        26       31,159           32
Engineered Materials                    22,911       15      22,987        19       15,493           16
Crane Controls                          11,322        7       4,438         4          865            1
Merchandising Systems                   23,573       15      23,167        19       17,998           18
Wholesale Distribution                  25,032       16      20,007        17       22,679           23
Other                                     (629)      --        (749)       (1)         789            1
                                    ----------      ---  ----------       ---   ----------          ---
                                        157,962     100     120,228       100       97,838          100
                                    ----------           ----------             ----------
Corporate                              (15,150)             (10,347)               (12,279)
Intersegment Elimination                   136                    8                    297
                                    ----------           ----------             ----------
                                      $142,948           $  109,889             $   85,856
                                    ==========           ==========             ==========

Geographic Region:
United States                       $  143,672       91  $  114,091        95   $   94,751           97
Canada                                   3,094        2       2,623         2        3,930            4
Other International                     11,332        7       3,522         3         (546)          (1)
                                    ----------      ---  ----------       ---   ----------          ---
                                       158,098      100     120,236       100       98,135          100
Corporate                              (15,150)             (10,347)               (12,279)
                                    ----------           ----------             ----------
                                      $142,948           $  109,889             $   85,856
                                    ==========           ==========             ==========


See Notes to Consolidated Financial Statements

Crane Co.
                                              1995                 1994               1993
                                   Amount       %        Amount      %      Amount      %
Assets:
Industry Segments:
Fluid Handling                  $  261,201      27   $  240,789      25   $174,789      26
Aerospace                          166,599      18      169,303      18     59,289       9
Engineered Materials               100,579      11      101,069      11    113,326      17
Crane Controls                     128,523      13      122,353      13     21,321       3
Merchandising Systems               88,936       9       87,846       9     82,396      12
Wholesale Distribution             197,528      21      222,876      23    207,716      31
Other                               10,796       1       12,608       1     12,638       2
                                  --------     ---   ----------     ---   --------     ---
                                   954,162     100      956,844     100    671,475     100
Corporate                           44,249               51,201             72,690
                                  --------           ----------           --------
                                  $998,411           $1,008,045           $744,165
                                  ========           ==========           ========
Geographic Region:
United States                     $760,536      80   $  781,136      82   $513,649      76
Canada                              86,163       9       83,653       9     84,194      13
Other International                107,463      11       92,055       9     73,632      11
                                  --------     ---   ----------     ---   --------     ---
                                   954,162     100      956,844     100    671,475     100
Corporate                           44,249               51,201             72,690
                                  --------           ----------           --------
                                  $998,411           $1,008,045           $744,165
                                  ========           ==========           ========
Capital Expenditures:
Industry Segments:
Fluid Handling                    $  5,678           $    7,825           $  5,935
Aerospace                            3,589                2,671              2,001
Engineered Materials                 3,177                6,384              4,227
Crane Controls                       3,174                2,043                880
Merchandising Systems                9,161                6,484             10,663
Wholesale Distribution               1,451                2,580              8,615
Other                                  146                  112                169
Corporate                              227                  100              6,348
                                  --------           ----------           --------
                                   $26,603           $   28,199           $ 38,838
                                  ========           ==========           ========
Geographic Region:
United States                     $ 20,522           $   19,176           $ 31,999
Canada                               1,975                2,726              3,182
Other International                  4,106                6,297              3,657
                                  --------           ----------           --------
                                   $26,603           $   28,199           $ 38,838
                                  ========           ==========           ========
Depreciation and Amortization:
Industry Segments:
Fluid Handling                    $ 10,866           $   10,029           $  5,107
Aerospace                            9,896                9,133              3,137
Engineered Materials                 5,499                6,558              5,896
Crane Controls                       6,760                5,199              2,325
Merchandising Systems                4,929                4,736              3,605
Wholesale Distribution               6,534                6,493              5,279
Other                                  493                  655                694
Corporate                            3,788                1,888              3,377
                                  --------           ----------           --------
                                   $48,765           $   44,691           $ 29,420
                                  ========           ==========           ========
Geographic Region:
United States                     $ 40,915           $   37,632           $ 22,372
Canada                               3,051                3,202              3,264
Other International                  4,799                3,857              3,784
                                  --------           ----------           --------
                                   $48,765           $   44,691           $ 29,420
                                  ========           ==========           ========

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

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

The accounting systems and internal accounting controls of the company are designed to provide reasonable assurance that the financial records are reliable for preparing consolidated financial statements and maintaining accountability for assets and that, in all material respects, assets are safeguarded against loss from unauthorized use or disposition. Qualified personnel throughout the organization maintain and monitor these internal accounting controls on an ongoing basis. In addition, the company's internal audit department systematically reviews the adequacy and effectiveness of the controls and reports thereon. The consolidated financial statements have been audited by Deloitte & Touche LLP, independent auditors, whose report appears on this page.

INDEPENDENT AUDITORS' REPORT

DELOITTE &
 TOUCHE LLP
-----------
      [LOGO]

TO THE SHAREHOLDERS OF CRANE CO.

We have audited the accompanying consolidated balance sheets of Crane Co. and its subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, cash flows and changes in common shareholders' equity for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

/s/ R. S. Evans

R. S. Evans
Chairman and Chief Executive Officer



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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Crane Co. and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP

Stamford, Connecticut
January 22, 1996

                                                                       Crane Co.


FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA (In thousands except per share data)




Years Ended December 31,                            1995          1994          1993         1992         1991
                                                    ----          ----          ----         ----         ----
NET SALES                                        $1,782,310    $1,653,466    $1,310,205   $1,306,977   $1,302,532
  Depreciation and Amortization                      48,765        44,691        29,420       28,530       28,411
OPERATING PROFIT                                    142,948       109,889        85,856       45,244       78,902
  Interest Expense                                   26,913        24,171        11,396       14,464       11,540
INCOME BEFORE TAXES                                 121,468        91,227        79,818       38,689       72,405
PROVISION FOR INCOME TAXES                          (45,131)      (35,294)      (30,925)     (14,403)     (27,412)
                                                 ----------    ----------    ----------   ----------   ----------
INCOME FROM OPERATIONS                           $   76,337    $   55,933    $   48,893   $   24,286   $   44,993(a)
                                                 ==========    ==========    ==========   ==========   ==========
INCOME PER COMMON SHARE
  Primary                                        $     2.50    $     1.86    $     1.62   $      .79   $     1.42(a)
  Fully Diluted                                        2.49          1.85          1.61          .78         1.41(a)
CASH DIVIDENDS PER COMMON SHARE                  $      .75    $      .75    $      .75   $      .75   $      .75
ASSETS                                           $  998,411    $1,008,045    $  744,165   $  630,211   $  630,237
LONG-TERM DEBT                                   $  281,093    $  331,289    $  105,557   $  111,048   $   83,847
                                                 ----------    ----------    ----------   ----------   ----------

(a) Income before cumulative effect of a change in accounting for postretirement benefits other than pensions of $22,341 ($.70 per share).


QUARTERLY RESULTS FOR THE YEAR (In thousands except per share data)
                                                                                             Quarter       Year
                                                    -----------------------------------------------------------
                                                    First         Second        Third        Fourth
                                                    -----         ------        -----        -------
1995
Net Sales                                        $  432,578    $  451,479    $  453,344   $  444,909   $1,782,310
Cost of Sales                                       323,458       332,763       336,860      323,240    1,316,321
Depreciation and Amortization                        10,001         9,977         9,903        9,736       39,617
                                                 ----------    ----------    ----------   ----------   ----------
Gross Profit                                     $   99,119    $   108,739   $  106,581   $  111,933   $  426,372
                                                 ----------    ----------    ----------   ----------   ----------
Net Income                                       $   13,275    $   20,117    $   22,029   $   20,916   $   76,337
Primary Net Income Per Share                     $      .44    $      .66    $      .71   $      .69   $     2.50
                                                 ----------    ----------    ----------   ----------   ----------
1994
Net Sales                                        $  331,705    $  428,729    $  451,108   $  441,924   $1,653,466
Cost of Sales                                       259,754       324,769       339,806      329,083    1,253,412
Depreciation and Amortization                         6,523         9,573        10,881       10,182       37,159
                                                 ----------    ----------    ----------   ----------   ----------
Gross Profit                                     $   65,428    $   94,387    $  100,421   $  102,659   $  362,895
                                                 ----------    ----------    ----------   ----------   ----------
Net Income                                       $    7,409    $   15,666    $   16,002   $   16,856   $   55,933
Primary Net Income Per Share                     $      .25    $      .52    $      .53   $      .56   $     1.86
                                                 ----------    ----------    ----------   ----------   ----------


MARKET AND DIVIDEND INFORMATION-CRANE CO. COMMON SHARES

                                         New York Stock Exchange Composite Price Per Share       Dividends Per Share
                                                  1995                            1994            1995          1994
                              ----------------------------------------------------------------------------------------
Quarter                          HIGH              LOW             High            Low
-------                          ----              ---             ----            ----
First                         $ 31              $ 25 7/8        $ 29 1/2        $ 24 3/4        $.1875        $ .1875
Second                          38 5/8            30 1/8          27 1/4          24 1/8         .1875          .1875
Third                           39 1/2            30              27 1/4          24 1/4         .1875          .1875
Fourth                          38 3/8            32 3/4          27 7/8          24 7/8         .1875          .1875
                                                                                                $.75          $ .75

At December 31, 1995 there were approximately 6,000 holders of record of Crane Co. common stock.

See Notes to Consolidated Financial Statements

SHAREHOLDER INFORMATION

FORM 10-K

Copies of Crane Co.'s report on Form 10-K for 1995 as filed with the Securities and Exchange Commission are available upon written request from the Secretary's Office at Crane Co., 100 First Stamford Place, Stamford, CT 06902

ANNUAL MEETING

The Crane Co. annual meeting of shareholders will be held at 10:00 a.m. on Monday, May 6, 1996 at the Sheraton Stamford Hotel, One First Stamford Place, Stamford, CT 06902 in the Rainbow Meeting Room.

STOCK LISTING

Crane Co. common stock is traded on the New York Stock Exchange, listed under the symbol "CR".

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

Crane Co. will strive to minimize environmental, health and safety risks to all its employees, and to public health in the communities in which it operates, by utilizing safe technologies, training programs and emergency preparedness.

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

Crane Co. has committed management resources to these goals by adopting the above policies, and by establishing the position of Vice President-Environment, Health and Safety, which is responsible for assuring compliance, measuring environmental performance and conducting regular environmental audits in order to provide appropriate information to the Crane Co. management team and to regulatory authorities.

STOCK TRANSFER AGENT AND REGISTRAR OF STOCK
FIRST CHICAGO TRUST COMPANY OF NEW YORK
Customer Service: 1-201-324-1225
Non-Postal Deliveries
14 Wall Street; Ste. 4680
New York, NY 10005

Dividend Reinvestment & Optional Payments
P.O. Box 13531
Newark, NJ 07188-0001

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

The details of this plan and its benefits to you as a Crane shareholder are described in a brochure available by writing to:

FIRST CHICAGO TRUST COMPANY OF NEW YORK
Dividend Reinvestment Plan
Crane Co.
Post Office Box 2598
Jersey City, NJ 07303-2598

DIRECTORS

MONE ANATHAN, III [2]
President, Filene's Basement Corp.
Retailer

E. THAYER BIGELOW, JR. [1,2]
President and Chief Executive Officer
Time Warner Cable Programming Inc.

ROBERT S. EVANS [1]
Chairman and Chief Executive Officer of the Company

RICHARD S. FORTE [2]
President, Forte Cashmere Company, Inc.
Importer and Manufacturer

DORSEY R. GARDNER [2,3]
President, Kelso Management Co., Inc.
Investment Management

JEAN GAULIN [3]
Chairman and Chief Executive Officer
Ultramar Corporation

DWIGHT C. MINTON [1,3]
Chairman, Church & Dwight Co., Inc.
Manufacturer of Consumer and Specialty Products

CHARLES J. QUEENAN, JR. [2]
Partner, Kirkpatrick & Lockhart LLP
Attorneys at Law

BORIS YAVITZ [1,3]
Dean Emeritus, Columbia University
Graduate School of Business



CORPORATE OFFICERS

ROBERT S. EVANS
Chairman and Chief Executive Officer

L. HILL CLARK
President and Chief Operating Officer

ROBERT J. MULLER, JR.
Executive Vice President

GIL A. DICKOFF
Treasurer

AUGUSTUS I. duPONT
Vice President, General Counsel and Secretary

ANTHONY D. PANTALEONI
Vice President, Environment, Health and Safety

RICHARD B. PHILLIPS
Vice President, Human Resources

MICHAEL L. RAITHEL
Controller

DAVID S. SMITH
Vice President, Finance and Chief Financial Officer


[1] Member of the Executive Committee
[2] Member of the Audit Committee
[3] Member of the Organization and Compensation Committee

[Logo]
 CRANE(R)

CRANE CO.
EXECUTIVE OFFICES
100 First Stamford Place
Stamford, CT 06902
(203) 363-7300