Form 10-K405, Exhibit 13
period 1996-12-31
CRANE CO /DE/
filed 1997-03-14
CIK 25445

                                                        CRANE CO.















ANNUAL REPORT 1996

Table of Contents

Financial Highlights                                                           1

Letter to Shareholders                                                         3

Crane at a Glance                                                              6

Crane's Market Leaders                                                        10

Consolidated Financial Statements                                             14

Notes to Consolidated Financial Statements                                    18

Management's Responsibility for Financial Reporting                           28

Independent Auditors' Report                                                  28

Management's Discussion and Analysis of Operations                            29

Shareholder Information                                                       36

Directors and Officers                                                Back Cover


FINANCIAL HIGHLIGHTS

($ and shares in thousands except per share data)      1996          1995         % Change
                                                       ----          ----         --------
Summary of Operations
  Net Sales                                         $1,847,732    $1,782,310         3.7%
  EBITDA(a)                                            215,555       191,713        12.4%
  Operating Profit                                     166,153       142,948        16.2%
  Income Before Taxes                                  145,020       121,468        19.4%
  Net Income                                            92,110        76,337        20.7%
  Cash Flow(b)                                         141,512       125,102        13.1%
Per Share Data(c)
  Net Income                                        $     2.01    $     1.67        20.4%
  Cash Flow                                               3.08          2.73        12.8%
  Dividends                                                .50           .50          --
Average Primary Shares                                  45,930        45,816          --
Financial Position at December 31,
  Assets                                            $1,088,855    $  998,411         9.1%
  Net Debt                                             281,404       291,747        (3.5)%
  Shareholders' Equity                                 462,669       374,729        23.5%
  Market Value of Equity(d)                          1,324,136     1,110,869        19.2%
  Market Capitalization(d)                           1,605,540     1,402,616        14.5%
Key Statistics
  Sales per Employee                                $      177    $      169
  Operating Profit as a % of Sales                         9.0%          8.0%
  Net Income as a % of Sales                               5.0%          4.3%
  Return on Average Assets                                 8.9%          7.5%
  Return on Average Shareholders' Equity                  22.6%         21.6%
  Net Debt to Capital                                     37.8%         43.8%

(a)  EBITDA is earnings before interest, taxes, depreciation and amortization.
(b)  Cash flow is net income plus depreciation and amortization.
(c) On December 12, 1996, the company effected a three-for-two split of common stock. All share and per share data prior to the split have been restated.
(d) Market value of equity is number of shares of common stock times closing stock price. Market capitalization is market value of equity plus net debt.


EBITDA
(In millions)

[GRAPHIC]

1992    1993    1994    1995    1996
----    ----    ----    ----    ----
 74      115     155     192     216


Net Income
(In millions)

[GRAPHIC]

1992    1993    1994    1995    1996
----    ----    ----    ----    ----
 24      49      56      76      92

CRANE(R)

We strive for a dominant presence in niche markets.

We generate solid rates of return on invested capital and high levels of cash flow.

We use our cash effectively to grow and strengthen our existing businesses, and to acquire new businesses

We acquire businesses that fit with our existing businesses and strengthen our position in niche markets.

We maintain an incentive compensation plan specifically designed to align the interests of management and shareholders.

We do this with one goal in mind:

To build shareholder value.

LETTER TO SHAREHOLDERS

R. S. Evans, Chairman and Chief Executive Officer    [PHOTO APPEARS HERE]


CASH FLOW
(Net income plus depreciation
and amortization)
(In millions)

[GRAPHIC]

1992    1993   1994   1995   1996
----    ----   ----   ----   ----
53      78     101    125    142


TO OUR SHAREHOLDERS:

Crane Co. turned in an excellent performance in 1996, with record sales and profits for the second straight year, and solid indications of more to come as the developing boom in aerospace takes shape. Net income was a record $92.1 million, or $2.01 per share, a 21% gain. Operating income also set a record, at $166.2 million, an increase of 16%, on sales of $1.8 billion, up 4% from 1995. Operating margins gained a full percentage point. A majority of our companies improved their results in 1996, and most made manufacturing or other improvements that should increase sales and earnings in 1997.

AEROSPACE DRIVES GROWTH

Aerospace, the company's most profitable business segment, enjoyed increased sales, margins and operating profits as the industry began its expected expansion. Our aerospace businesses were an important driver of Crane's vigorous growth in 1996, and will be even more so in 1997. The aerospace industry itself is driven by the airlines' increased profitability, which has led them to step up their investments in spare parts and overhaul activities, and to order new aircraft to modernize their fleets. In 1996, Crane's aerospace companies benefited from increased repair and spare parts activities. In 1997 and for the next several years, their results--and Crane's earnings--will be significantly enhanced by the increased production of new commercial aircraft, particularly at Boeing but also including Airbus and McDonnell Douglas. We do not expect Boeing's proposed acquisition of McDonnell Douglas to change this outlook.

Crane is well positioned to benefit from the aerospace expansion. Our ELDEC division provides power conversion devices and proximity sensing systems on all Boeing, McDonnell Douglas and Airbus aircraft, and also supplies fuel flowmeters to most. Our Hydro-Aire division serves most of the world's principal aircraft manufacturers, making anti-skid braking systems for all Boeing and most Douglas aircraft, most commuter and business aircraft, and many military aircraft. It also provides fuel, coolant and hydraulic pumps, pneumatic regulators, actuators and solid state components. Lear Romec supplies lubrication and fuel pumps for aircraft, aircraft engines and radar cooling systems. All three units cut costs and emphasized their repair and overhaul business in 1996, enhancing their profits. Our ELDEC and Hydro-Aire businesses are described in greater detail later in this report.

LETTER TO SHAREHOLDERS continued

OUR AEROSPACE BUSINESSES WERE AN IMPORTANT DRIVER OF CRANE'S VIGOROUS GROWTH IN 1996, AND WILL BE EVEN MORE SO IN 1997.

Other Segments Gain

Our Fluid Handling segment, which includes our pump and valve businesses, also did well in 1996, with a large increase in earnings on a modest sales gain. Sales and earnings at Crane Pumps & Systems, Inc., were boosted by cost-cutting, by a full year's results from Process Systems, a maker of industrial line shaft turbine pumps acquired in late 1995, and by increased sealless pump sales at Chempump.

        Our valve business, comprising three companies in North America plus companies in the United Kingdom, Norway and Australia, performed moderately well in 1996. Our new joint ventures in Indonesia and China began manufacturing valves during the year and are both profitable. Indonesia in particular should be a big market for us.

        The Engineered Materials segment made modest gains in sales and profits on strong showings by two of its businesses --Kemlite and Resistoflex. With a decline in the truck market hurting its sales of fiberglass-reinforced panels for the interiors of trucks, Kemlite successfully focused on the recreational vehicle market, promoting its panels as a substitute for aluminum. Resistoflex, which makes corrosion-resistant, plastic-lined pipe, fittings, tanks, valves, expansion joints and hose assemblies, gained from its new access to Asian markets. This resulted from the late-1995 acquisition of Kessel PTE, Ltd., a plastic-lined pipe manufacturer with facilities in Thailand and Singapore. Resistoflex also benefited from a turnaround in its business in titanium fittings for aerospace uses.

        Crane Controls, the company's newest business segment, had modestly lower sales and operating profits in 1996 after a strong 1995 showing, although operating margins improved slightly.

        The Merchandising Systems segment was able to improve profits in spite of a slight decline in sales stemming largely from National Vendors' completion in 1995 of a major contract to supply vending machines to the U.S. Post Office, and smaller purchases by national accounts. A full year of the efficiency gains generated by National Vendors' expanded plant in St. Louis and a continuing turnaround at National Rejectors, Inc., GmbH in Germany resulted in improved margins and higher operating earnings.

        Huttig Sash & Door boosted its sales and operating profits in 1996 on the strength of increased single-family housing starts in the U.S. market, stronger residential repair and remodeling activity, and improved results at its wood molding manufacturing operation. This, along with improved margins at Crane Supply in Canada, produced a strong result for our Wholesale Distribution segment.

TWO AEROSPACE ACQUISITIONS

Crane acquired two companies during the year, both in October, and both within the aerospace segment. We acquired the microelectronics business of Interpoint Corporation, expanding ELDEC's ability to provide power conversion products to the aircraft and space markets and potentially opening the door for expansion into the medical device market.

        We also acquired Grenson Electronics, of Daventry, U.K., a designer and producer of custom low-voltage power conversion devices for the aerospace, defense and industrial markets. Grenson will provide ELDEC with a local base from which to serve its European customers.

STRONG FINANCIAL POSITION

Our strong operating results reflect a consistent, company wide effort to make businesses not only bigger but better--

OUR STRONG OPERATING RESULTS REFLECT A CONSISTENT, COMPANY WIDE EFFORT TO MAKE BUSINESSES NOT ONLY BIGGER BUT BETTER.

by investing in more efficient equipment, by streamlining processes and by constantly looking for ways to reduce costs and increase our financial strength. Our success in this effort is evident in a number of measures. We have continued to improve our working capital-to-sales ratio, from 23.4 percent in 1995 to 22.8 percent in 1996. Return on assets, 7.5 percent in 1995, improved to 8.9 percent in 1996. Our net debt-to-total capital ratio continued to decline, from 52 percent in 1994 to 43.8 percent in 1995 and to 37.8 percent in 1996. And our cash flow from operations rose from $106.6 million in 1995 to $122.1 million, providing funds for acquisitions, plant investments, dividends and share repurchases. The company invested $50 million in capital equipment and returned $49 million to shareholders through dividends and share repurchases. We bought back 1,009,000 shares in open market transactions during the year at a cost of $26,452,000, an average price of $26.22 per share.

PROVIDING POWERFUL INCENTIVES

While it is the people involved who initiated and implemented the improvements that have improved our financial ratios, our EVA incentive program should surely get some of the credit. Since we established it in 1990, the EVA (Economic Value Added) program has aligned the interests of our managers with those of our shareholders. The EVA program rewards executives for improving actual results, not for reaching arbitrary targets. It encourages long-term thinking and binds successful managers to the company.

STOCK SPLIT DECLARED

In October, the Board of Directors voted to split Crane's common stock three-for-two, effective December 12, 1996 for shareholders of record as of December 4. The split is intended to broaden the market for Crane shares.

        The board also declared a regular quarterly dividend of $.1875 per share, continuing our previous $.75 annual dividend rate. On the split shares, the annual rate will be $.50 per share. We believe that the timely repurchase of stock is more effective than dividends as a way of increasing shareholder returns.

A POSITIVE OUTLOOK

Crane's prospects for 1997 are very positive. Our companies in the Aerospace segment will benefit even more than in 1996 from the continuing expansion in production of commercial airliners, and the buildup seems likely to continue for several more years. Our spare parts, maintenance and overhaul work is also increasing. We also look for an improving year for our Engineered Materials and Fluid Handling segments. Similarly, our Merchandising Systems and Wholesale Distribution segments are positioned for strong 1997 results.

        Crane's solid earnings performance in 1996, on the heels of an exceptionally strong 1995, suggests that our decentralized but watchful approach to managing our companies works well, particularly when coupled with a powerful and well-targeted incentive program. Our shareholders have benefited, and will continue to do so as 1997 unfolds. I am grateful for the dedication of our employees, the wise counsel of our directors, and the continuing support of our shareholders as we face the new challenges that 1997 will bring.

Sincerely,

/s/ Robert S. Evans
Robert S. Evans
Chairman and
Chief Executive Officer

February 10, 1997

Crane at a Glance


   Business Unit             Products                     Markets Served            Business Highlights         Business Outlook
-----------------------------------------------------------------------------------------------------------------------------------
                                                           Fluid Handling
-----------------------------------------------------------------------------------------------------------------------------------

Crane Valves         Gate, globe, check and ball       Hydrocarbon processing:   Gained market share in       Improving sales and
North America        valves made from bronze, cast-    refining, petrochemical   Asia through a joint         profits due to:
Crane                iron, steel, stainless steel,     oil and gas production    venture in Indonesia.        . continued market
Pacific              titanium and special corrosion-   and distribution and        Increased export sales       expansion in Asia
Flowseal             resilient alloys                  chemical processing       at Crane Ltd.                . strong market for
Jenkins                HF acid valves                    Power generation          Introduced new valve for     Westad's cryogenic
Center Line            High performance, resilient     including nuclear         liquid natural gas (LNG)       valves for LNG
-------------------  seat and composite butterfly      applications              market and penetrated new      applications
Crane Ltd.           valves                              Industrial, municipal,  markets at Westad.           . growth of quarter
Ipswich, U.K.          Cryogenic valves                commercial and              Reduced costs by sourcing    turn butterfly valve
-------------------    Repair, contract maintenance    institutional             products through joint         products
Westad Industri A/S  and "in-line" services            construction,             venture in China.            . cost reductions
Geithus, Norway        Pipe fittings                   water and sewage,           Modernized bronze foundry    at Brantford
-------------------                                    building and              and valve facility in          facility
Crane Australia Pty.                                   engineering services      Brantford, Ontario.          . expansion of
Ltd.                                                     Pulp and paper            Reorganized management at    global sourcing.
Sydney, Australia                                        Commercial heating,     Crane Valves by product
-------------------                                    ventilation and air       line.
                                                       conditioning (HVAC)
                                                         Marine, cryogenic
                                                       applications

------------------------------------------------------------------------------------------------------------------------------------

Crane Pumps          Submersible wastewater and        Municipal, industrial     Solidified market            Sales and profit
& Systems, Inc.      dewatering centrifugal, self-     and commercial water      position in auto-            growth due to:
Piqua, OH            priming centrifugal,              and wastewater and        motive industry by           . continued market
Barnes Pumps         regenerative turbine,             specialty industrial      successfully in-               share gains for
Burks Pumps          horizontal and vertical           markets                   tegrating the Pro-             pressure sewer
Deming Pump          turbine, sealed and sealless        Original equipment      cess Systems                   products
Weinman              end suction and in-line           manufacturers             acquisition.                 . new product
Chempump             centrifugal, split case,          (OEM), power and            Gained share of              introductions for
Chem/Meter           air operated diaphragm and        construction,             growing market                 the specialty
Process Systems      metering pumps and pumping        government contracts,     for alternative                automotive market
Sellers              systems                           commercial HVAC,          sewage collection              and in the Barnes
                       Rotary tank cleaners,           chemical processing,      systems with new               small sewage pump
                     steam injectors                   pharmaceutical, pulp      low-pressure sewer             line
                                                       and paper and             pump products.               . introduction of
                                                       hydrocarbon processing      Strengthened market          existing products
                                                                                 position in the                into new niche
                                                                                 specialty industrial           markets, e.g.,
                                                                                 OEM market.                    expansion of the
                                                                                   Expanded                     NC Series range of
                                                                                 applications of NC             pumps into larger
                                                                                 Series self-diagnos-           flow applications.
                                                                                 tic sealless pump
                                                                                 technology to include
                                                                                 heat transfer and re-
                                                                                 frigeration.

------------------------------------------------------------------------------------------------------------------------------------

Cochrane Inc.        Water and wastewater              Power generation,         Introduced new closed          Higher sales and
King of Prussia, PA  treatment products                pharmaceutical,           condensate return              profits dues to
-------------------                                    chemical and              system for medium              geographical market
                                                       petroleum industries      pressure applications.         expansion


   Business Unit             Products                 Markets Served            Business Highlights         Business Outlook
------------------------------------------------------------------------------------------------------------------------------------

                                                             Aerospace
------------------------------------------------------------------------------------------------------------------------------------

ELDEC Corporation    Position indication and       Commercial, business       Expanded market posi-     Significantly stronger
Lynnwood, WA         control systems, proximity    and military aero-         tion, product offer-      results in 1997 due to:
------------------   sensors, pressure sensors,    space, military            ings and world-wide       . increased production
                     mass fuel flowmeters, power   marine, telecom-           distribution network      rates by major aircraft
                     conversion systems            munications                for standard hybrid       builders
                                                                              DC-to-DC power con-       . continued focus on
----------------------------------------------------------------------------  verters with the ac-      improving manufacturing
Hydro-Aire           Anti-skid and automatic       Commercial, bus-           quisition of Interpoint.  and business processes
Burbank, CA          braking systems, fuel         iness, space and             Expanded market posi-   . rapid growth in the
------------------   and hydraulic pumps,          military aerospace         tion in the U.K. power    wireless telecommunication
                     coolant pumps and                                        conversion systems        market in conjunction with
                     systems, hydraulic and                                   market with the acqui-    its European partner, Powec
                     pneumatic valves,                                        sition of Grenson         A/S
                     regulators and actuators                                 Electronics, Ltd.         . strong market position
                                                                                Increased customer      in full range of power
----------------------------------------------------------------------------  base in the telecom-      conversion products
Lear Romec           Lubrication and fuel          Commercial and             munications market and    . full-year results of
Elyria, OH           pumps for aircraft,           military aerospace,        licensed Powec techno-    Interpoint and Grenson
------------------   aircraft engines and          defense industry           logy to manufacture       Electronics.
                     radar cooling systems                                    advanced technology
                                                                              products in the U.S.
----------------------------------------------------------------------------    ELDEC secured con-
Interpoint           Standard and custom           Commercial, business,      tracts for the re-
Redmond, WA          miniature DC-to-DC            space and military         placement battery
------------------   power converters              aerospace, defense         system for 737, 747,
                     and custom miniature          industry, medical          757, 767 aircraft
                     electronic circuits           industries including       and the proximity
                                                   implantable medical        sensing system
                                                   devices                    on McDonnell Douglas
                                                                              MD-95 aircraft.
                                                                                Hydro-Aire captured
                                                                              brake control systems
                                                                              contracts for the
                                                                              Raytheon Premier I
                                                                              business jet, the
                                                                              Lockheed/Martin Joint
                                                                              Strike Fighter and
                                                                              the prototype for the
                                                                              next generation of
                                                                              the space shuttle.
                                                                                Lear Romec secured
                                                                              the lube and scavenger
                                                                              pump contract for the
                                                                              joint venture Canadair/
                                                                              RJX regional jet.
                                                                                Strengthened market
                                                                              position in European
                                                                              proximity sensor market
                                                                              by entering into agree-
                                                                              ment with Ultra Elec-
                                                                              tronics, a large elec-
                                                                              tronics manufacturer in
                                                                              the U.K.
                                                                                Experienced strong
                                                                              growth in aftermarket
                                                                              and repair and overhaul
                                                                              at all operating units.

Crane at a Glance


   Business Unit             Products                 Markets Served            Business Highlights         Business Outlook
------------------------------------------------------------------------------------------------------------------------------------

                                                       Engineered Materials
------------------------------------------------------------------------------------------------------------------------------------

Kemlite Company,     Fiberglass-reinforced         Recreational vehicle,      Continued to gain mar-      Increasing market share
Inc.                 plastic (frp) panels          trailer and                ket share in recreat-       as frp panels continue
Joliet, IL           used as sidewalls and         commercial construction    tional vehicle market       to displace aluminum in
-------------------  roofs for recreational                                   as Kemlite's smooth         the recreational vehicle
                     vehicles, interior wall                                  sidewalls continued to      and trailer markets.
                     liners and roofs for                                     displace aluminum.            Increasing market share
                     truck trailers, and                                        Achieved record market    in Asia with the opening
                     wall and ceiling systems                                 share in the lined pipe     of lined pipe fabrication
                     for commercial construc-                                 and fitting segment due     and sales facilities in
                     tion                                                     to introduction of new      Indonesia and China in
---------------------------------------------------------------------------   products and services at    1997.
Cor Tec              Fiberglass-reinforced         Trucks and truck           Resistoflex.                  Continuing market share
Washington Court     laminated composite           trailers, special-           Established solid market  gains for Cor Tec's
House, OH            panels for transporta-        purpose trailers,          position in the Asian       lightweight foam core
-------------------  tion, construction            marine houseboats          pharmaceutical and          panels.
                     and marine applications       and general                chemical processing           Solid sales and profits
                                                   construction               industries with Resisto-    from Resistoflex's new
---------------------------------------------------------------------------   flex's lined pipe products  PTFE hose products,
Resistoflex          Corrosion resistant           Pharmaceutical,            due to the successful       introduced in late 1996.
Marion, NC           plastic-lined pipe,           chemical processing,       integration of the 1995       Continuing productivity
-------------------  fittings, tanks,              pulp and paper,            Kessel acquisition.         gains and cost reductions
                     valves, expansion             ultra pure water,            Successfully introduced   at Resistoflex.
                     joints and hose               waste management           Encor lightweight foam        Increasing sales at
                     assemblies, high              industries, military       core composite panels to    Crane Plumbing due to an
                     performance separ-            and aerospace              specialty trailer market    improving Canadian
                     able fittings for             contractors                at Cor Tec.                 economy and a greater
                     operating pressures                                        Introduced Lustra panels  focus on export
                     to 8,000 psi                                             with improved surface       opportunities.
---------------------------------------------------------------------------   characteristics and Tuff-
Crane Plumbing       Plumbing fixtures             Residential, industrial,   Shield panels at Cor Tec
Montreal, Quebec                                   commercial and institu-    aimed at replacing
-------------------                                tional construction in     plywood truck and trailer
                                                   Canada                     liners.
---------------------------------------------------------------------------     Developed NORYLbased
Polyflon             Radio frequency/              Wireless communi-          microwave laminate
Norwalk, CT          microwave capacitors,         cations, magnetic          (NorCLAD) at Polyflon,
-------------------  circuit processing,           resonance imaging,         aimed at commercial wire-
                     microwave materials,          radar and microwave        less applications.
                     radomes                       system manufacturers         Reduced costs and expanded
                                                                              hose product offerings at
                                                                              Resistoflex due to invest-
                                                                              ments in PTFE vertical ex-
                                                                              trusion equipment.
                                                                                Expanded Crane Plumbing
                                                                              operations to the retail
                                                                              distribution channels in
                                                                              Canada.

------------------------------------------------------------------------------------------------------------------------------------
                                                       Merchandising Systems
------------------------------------------------------------------------------------------------------------------------------------

National Vendors     Electronic vending            Automated merchandising    Successfully launched mar-   Expanding its role
Bridgeton, MO        merchandisers for                                        keting initiative to         as a leading
-------------------  refrigerated and frozen                                  manufacture brand specific   manufacturer to the
                     foods, hot and cold                                      snack machines in partner-   vending industry
                     beverages, snack foods,                                  ship with prominent snack    due to:
                     coin and currency changers                               and candy companies.         . new products aimed
-----------------------------------------------------------------------------   Continued to experience      at the mid-to-small
National Rejectors,  Electronic coin validators    Automated merchandising,   strong growth of its Cafe      population locations
Inc.                 and changers, chip card       gambling and amusement     System "7".                  . growth of its
GmbH (NRI)           cashless payment systems      industries                   Expanded market distribu-    snack/drink and
Buxtehude, Germany                                                            tion channels to include       snack/refrigerated
--------------------                                                          warehouse club outlets.        food combination
                                                                                Realized anticipated cost    merchandiser and the
                                                                              reductions as a result of      Twin Drink Center hot
                                                                              its $25 million plant          & cold beverage
                                                                              modernization program.         merchandiser
                                                                                Increased market penetra-  . new Millennia Styling
                                                                              tion in Latin America and      of vending equipment,
                                                                              the Pacific Rim.               which is expected to be
                                                                                Achieved profitable          well received in Europe
                                                                              results at NRI through         and Japan.
                                                                              cost reduction efforts.        Increasing sales and
                                                                                                           profits at NRI due to:
                                                                                                           . new product offerings
                                                                                                           . higher demand in
                                                                                                             Europe
                                                                                                           . increased
                                                                                                             opportunities in Latin
                                                                                                             American mass transit
                                                                                                             market.


  Business Unit          Products                    Markets Served              Business Highlights         Business Outlook
------------------------------------------------------------------------------------------------------------------------------------
                                                             Controls
------------------------------------------------------------------------------------------------------------------------------------

Barksdale, Inc.      Pressure switches            Manufacturers of com-        Expanded market for           Stable results to
Los Angeles, CA      and transducers,             pressors, machine tools,     Barksdale's air suspension    continue with
-------------------  level switches and           trucks, spa heaters,         valves to include transit     greater focus on
                     continuous level             compactors, bailers          buses in addition to Class    developing new
                     indicators, temper-          and heat tracing equipment   8 trucks.                     applications for
                     ature switches and                                          Established solid market    existing products.
                     directional control                                       position in the oil field       Increasing global
                     valves                                                    services sector for Azonix's  market penetration
----------------------------------------------------------------------------   ProPanel MMI (Man Machine     at Barksdale and
Powers Process       Water mixing and             Light commercial and         Interface).                   Ferguson.
Controls             thermal shock pro-           institutional facilities,      Continued to penetrate the    Continuing cost
Skokie, IL           tection shower systems,      residential plumbing brass,  water and wastewater          reduction efforts.
-------------------  commercial and residential   chemical processing, food    treatment market at Powers
                     plumbing brass, correc-      processing, pharmaceuticals  Process Controls.
                     tional water controllers,    and water and wastewater       Introduced new products
                     process controllers and      treatment                    at Powers Process Controls
                     instrumentation, process                                  for the correctional
                     control valves and                                        institutions market.
                     temperature regulators                                      Introduced new index drive
----------------------------------------------------------------------------   at Ferguson.
Dynalco Controls     Rotational speed sensors,    Stationary natural             Invested in surface-mount
Ft. Lauderdale, FL   instruments and control      gas engines, pipelines,      manufacturing technology
-------------------  systems                      construction, marine and     to improve productivity
                                                  agriculture equipment        and product performance
----------------------------------------------------------------------------   at Dynalco.
Azonix, Inc.         Measurement and control      Chemical, pharmaceutical,      Consolidated two German
Billerica, MA        systems, ruggedized          oil and gas, food proces-    operations into single
-------------------  operator interfaces,         sing and metal processing    location at Barksdale GmbH.
                     intelligent data                                            Placed greater focus
                     acquisition products,                                     on OEM sales at Dynalco.
                     high-precision
                     thermometers and
                     calibrators
----------------------------------------------------------------------------
Ferguson             Index drives and tables,     Industrial automation
St. Louis, MO        pick-and-place robots,       machinery, packaging, food
-------------------  synchronous in-line          processing, medical and
                     transfer machines, press     electronic Wholesale Dis-
                     feeds and custom cams        tribution
------------------------------------------------------------------------------------------------------------------------------------

                                                      Wholesale Distributors
------------------------------------------------------------------------------------------------------------------------------------

Huttig Sash          Distributor of doors,        Building product re-         Posted solid sales           Higher profits at
& Door Company       windows, millwork,           tailers, contractors and     and profit gains in          Huttig despite
Chesterfield, MO     specialty construction       home remodeling              Huttig's distribu-           anticipated de-
-------------------  materials and related                                     tion sector due to           cline in U.S.
                     products                                                  strong U.S. housing          housing starts due
----------------------------------------------------------------------------   market.                      to:
Crane Supply         Distributor of pipe,         Industrial, municipal,         Improved profit mar-       . improved market
Montreal, Quebec     valves, fittings and         commercial and institu-      gins at Huttig's               penetration in
-------------------  plumbing fixtures            tional construction          manufacturing plant            key markets
----------------------------------------------------------------------------   through expense con-         . regional
Valve Systems        Industrial distributor       Hydrocarbon processing, oil  trol, demand-related           strength in new
and Controls         of automated valves          and gas production, chem-    price increases and            home construction,
Houston, TX          and integrated control       ica; and power industries    higher production              especially in the
-------------------  systems                                                   yields.                        West and Florida
                                                                                 Improved profit mar-       . penetration into
                                                                               gins significantly             the repair and re-
                                                                               at Crane Supply due            modeling market
                                                                               to increased focus           . geographic ex-
                                                                               on value-added ser-            pansion and new
                                                                               vices.                         product additions
                                                                                 Relocated Valve            . elimination of
                                                                               Systems and Con-               losses from win-
                                                                               trols' Houston fa-             dow sash manu-
                                                                               cility to smaller              facturing opera-
                                                                               building, reducing             tion closed in 1996.
                                                                               future costs.                  Improving results
                                                                                                            at Crane Supply due
                                                                                                            to expected growth
                                                                                                            of Canadian econ-
                                                                                                            omy.
------------------------------------------------------------------------------------------------------------------------------------

                                                               Other
------------------------------------------------------------------------------------------------------------------------------------

Crane Defense        Specialized handling         Shipbuilding and military,  Achieved stability           Stable results in
Conroe, TX           systems, elevators,          commercial and industrial   in core shipbuilding         core shipbuilding
------------------   winches, ground support      precision fabrication       products.                    products.
                     equipment, cranes
                     and related electronics


CRANE'S MARKET LEADERS

In this section, we are highlighting eight of Crane's more than 30 businesses that are noteworthy for their outstanding earnings performance, potential for future growth, or overall contribution to Crane's growth. Together they generate more than two-thirds of Crane's profits.

--------------------------------------------------------------------------------

ELDEC Corporation and Hydro-Aire

These two companies, which along with Lear Romec and Interpoint comprise our Aerospace segment, will enable Crane to benefit significantly from the accelerating resurgence of the aerospace industry.

        Lynnwood, Washington-based ELDEC, acquired in 1994, has made power conversion products for aircraft since 1957. All Boeing, McDonnell Douglas and Airbus airliners produced today, and many business and military jets, use ELDEC technology. The company is also a leading supplier of high and low voltage power converters for military and commercial avionics.

        But ELDEC has also established a market-leading niche in two other critical technologies. It is the world leader in proximity sensing systems based on electromechanical sensing technology, which enable pilot and crew to monitor and control the operation of the landing gear, passenger and cargo doors, thrust reversers and other systems. These rugged, reliable systems are found on all Boeing, McDonnell Douglas and Airbus aircraft currently in production, as well as various business aircraft and the F-15 and F/A-18 fighters. The other technology measures fuel flow in jet engines without the need for motor-driven devices or electric power, a safety feature. ELDEC has about half of the world market.

        The company is also developing a highly accurate, solid state pressure transducer for measuring altitude, technology that may become the industry standard if new air traffic procedures reduce the required vertical separation between aircraft from 1,000 feet to 500 feet.

--------------------------------------------------------------------------------

Through its industry-leading products and its strong repair, overhaul and spare parts business, ELDEC serves most of the world's aircraft manufacturers and many of the largest airlines and aircraft operators. It is thus well positioned to grow as the aerospace industry expands.

--------------------------------------------------------------------------------

        Crane's 1996 acquisition of Interpoint, meanwhile, will enable ELDEC to develop a family of power conversion solutions for avionics uses.

        Through its industry-leading products and its strong repair, overhaul and spare parts business, ELDEC serves most of the world's aircraft manufacturers and many of the largest airlines and aircraft operators. It is thus well positioned to grow as the aerospace industry expands.

        ELDEC is also leveraging its power systems capabilities in the fast-growing telecommunications marketplace. Power conversion technology designed by its Norwegian equity partner, Powec, will enable ELDEC to benefit from the explosive growth of wireless communications systems in both developed and developing markets.

        Hydro-Aire is the leading worldwide provider of anti-skid braking systems, fuel and hydraulic pumps and systems for commercial, military and general aviation aircraft. It is a major supplier of hydraulic and pneumatic valves and regulators for these markets as well. Hydro-Aire, which developed anti-skid braking technology, has remained the dominant player and technology leader in the field, and is the only fully integrated brake control system supplier. In recent years, it has won most of the new contracts it has bid on, including brake controls, fuel pumps and hydraulic components for the Boeing 737-700 and the McDonnell Douglas MD-95 in 1995, and brake control systems on the Raytheon Premier I business jet, the Lockheed/Martin Joint Strike Fighter and the prototype of the Venture Star, the X-33.

        The company, based in Burbank, California, has refocused its business on the commercial sector and expanded its repair, overhaul and spare parts business.

Kemlite Company, Inc.

Kemlite, the world's largest manufacturer of fiberglass-reinforced plastic panels and the largest business in Crane's Engineered Materials segment, improved its position in its three principal markets in 1996.

        The 1993 acquisition of Filon has played a key role in Kemlite's growth and profitability, enabling the company to enter--and immediately lead--the market for exterior sidewalls for recreational vehicles, even as Kemlite expanded its presence in the truck and trailer and building materials markets. Kemlite has made significant gains in production efficiency, manufacturing the higher performance panels for trucks and trailers at Joliet, Illinois, and the RV panels at Jonesboro, Arkansas.

--------------------------------------------------------------------------------

The company's strong technical department and aggressive sales force have proven an effective combination in promoting the substitution of fiberglass-reinforced plastic for other materials.

--------------------------------------------------------------------------------

        The company is headquartered in Joliet, with sales offices in the U.K. and Singapore.

     The substitution of fiberglass-reinforced plastic (frp) for aluminum in RVs, a trend beneficial to Kemlite, now extends to towable vehicles, expanding the market. The company, which is developing a panel with a superior, smooth finish that should further enhance its market-leading position, plans to increase production at its Jonesboro facility over the next two years.

        Kemlite has already had considerable success in displacing aluminum with a translucent frp roof for dry freight trucks and trailers. These roof panels provide light that makes loading and unloading faster and safer, while providing weight savings. The company is developing an frp roof for refrigerated trailers, which will complement Kemlite's dominance of the market for interior liners for these trailers.

        The company's strong technical department and aggressive sales force have proven an effective combination in promoting the substitution of frp for other materials, in developing new applications, and in educating domestic and international customers about frp's advantages. Kemlite maintains a strong presence in the building products markets through its network of 150 distributors in North America, Europe, Asia and Latin America, and has national and international buying agreements with more than 130 fast food, restaurant and supermarket chains.

Crane National Vendors

Crane National Vendors, which marked 70 years in business in 1996, is the industry leader in the design and manufacture of automated vending merchandisers. The company, the larger of the two businesses that make up the Merchandising Systems segment, has evolved dramatically from its beginnings as a maker of manually operated cigarette and candy machines

CRANE'S MARKET LEADERS continued


in wooden cabinets. Today National Vendors produces a complete line of computerized vending equipment, with machines that can brew fresh coffee, provide both hot and cold beverages, or handle both refrigerated and frozen food products.

--------------------------------------------------------------------------------

Today National Vendors produces a complete line of computerized vending equipment, with machines that can brew fresh coffee, provide both hot and cold beverages, or handle both refrigerated and frozen food products.

--------------------------------------------------------------------------------

        Prompt, efficient service to customers is critical to success in this industry, and National Vendors has built a reputation worldwide for the quality and responsiveness of its service to vending machine operators. It operates through a nationwide marketing and field service staff, backed by eight regional centers throughout the U.S. and a showroom facility at the company's headquarters in Bridgeton, Missouri. Its offices in Canada, the United Kingdom, Germany and France provide comparable support in those regions. A network of independent distributors serves customers in Latin America, the Middle East, the Pacific Rim and other areas.

        Timely and effective development of new products is fundamental to survival in the competitive global marketplace. Recognizing the shift in the vending services market toward smaller population locations and office environments, the company developed and successfully launched several advanced products in 1996. The Refreshment Center 4, for example, is designed to meet the specific snack and canned drink, or refrigerated/frozen food requirements of these smaller locations. The Twin Drink Center, a redesigned version of a National Vendors product that has been successful in Europe, offers both fresh-brewed hot beverages and cold beverages from the same machine. It is the first in the industry to provide cups in three sizes and dispense iced tea, iced coffee and iced cappuccino from freshly brewed ingredients, and provides a full menu of hot beverages and four flavors of soft drinks, as well. Both models are expected to sell well not only in Europe and the U.S. but also in the Pacific Rim and Latin American markets.

        In 1996, National Vendors completed a major expansion that has made its Bridgeton plant the most technologically advanced in the industry. The flexibility and low-cost manufacturing capability of the new plant will enable National Vendors to respond quickly to changing consumer tastes.

Huttig Sash & Door Company

Huttig, the largest business in Crane's Wholesale Distribution segment, is one of America's largest distributors of brand name millwork and specialty building products for the home construction and remodel/repair markets. Huttig's 44 distribution centers serve most of the lower

--------------------------------------------------------------------------------

Huttig intends to grow by expanding into areas where it does not now have a presence, primarily Texas and the mountain and northern plains states.

--------------------------------------------------------------------------------

48 states and Alaska. Huttig, based in St. Louis, Missouri, benefits from the industry's most advanced management information system, which has allowed the company to manage working capital effectively and improve the efficiency of its purchasing and warehousing operations. The company generally sells to lumber dealers and building material retailers, but in some markets sells directly to home building contractors, a growing segment of the business.

        Huttig intends to grow by expanding into areas where it does not now have a presence, primarily Texas and the mountain and northern plains states. It will also capitalize on new products and an increased focus on the remodel and repair market. Just as the company gained from the increased pace of new home construction in 1996, so also will it benefit from increased repair and remodeling that are expected as baby boomers and the nation's housing stock age. Although the large home center chains have prospered at the expense of neighborhood lumber and building supply dealers, Huttig will increase its share of the remodel and repair market by providing a higher level of service to the contractor market.

A Trio of Smaller Stars

Among Crane's smaller companies, three make an outsized contribution to current profits and future growth potential. The three are Resistoflex Company, in our Engineered Materials segment; Barksdale, Inc., in our Crane Controls segment; and Crane Pumps & Systems, Inc., in our Fluid Handling segment.

Resistoflex

Resistoflex, Crane's market-leading manufacturer of corrosion-resistant, plastic-lined hoses, pipes, valves and fittings for niche markets, continues to look aggressively for new uses and markets for its proprietary PTFE (Teflon(R)) processing technology.

        Founded in 1937, the company made pressure hoses for automobiles and military aircraft. In the 1950s, it invented

--------------------------------------------------------------------------------

Resistoflex is the industry's lowest-cost producer as well as the leader in technology and new-product development.

--------------------------------------------------------------------------------

corrosion-resistant Teflon hose, expanding its niche in defense and space markets. In late 1996, the company launched a new line of industrial PTFE hoses and fluoropolymer-lined complex shapes, providing the chemical industry a lower-cost alternative to metal alloys. Resistoflex's 1995 acquisition of Kessel PTE, Ltd., a plasticlined pipe manufacturer with facilities in Singapore and Thailand, has provided immediate access to the region's fast-growing chemical processing industry. Resistoflex moved to exploit the opportunity by establishing a marketing and distribution center in Singapore, and intends to expand its markets to include Indonesia and China. It plans to establish a similar operation in Europe.

        Resistoflex, the industry's lowest-cost producer as well as the leader in technology and new-product development, will continue to concentrate most of its manufacturing in North America at its highly efficient plants in Marion, North Carolina, the company's home, and Jacksonville, Florida.

Barksdale

Barksdale is a successful, niche-market manufacturer of directional control valves, electromechanical and solid-state pressure switches, pressure transducers and temperature switches used in compressors, machine tools, heavy trucks and other equipment in a wide range of industries. The company is also a leading supplier of pressure transducers to the underground leak detection and groundwater remediation markets.

        Close customer relationships and the ability to design and manufacture highly engineered devices for customer-specific uses are central elements of Barksdale's strength. But the company is successfully targeting new markets as well. A recently introduced valve that is a key part of ride-leveling systems for heavy trucks has seen rapid sales growth and has excellent prospects in transportation applications in the U.S. and Europe. Another high-potential new market is the chemical processing industry, for which Barksdale makes explosion-proof and intrinsically safe pressure switches for hazardous locations. These switches already hold a

--------------------------------------------------------------------------------

Close customer relationships and the ability to design and manufacture highly engineered devices for customer-specific uses are central elements of Barksdale's strength.

--------------------------------------------------------------------------------

solid market share in Europe and were recently introduced in the U.S. Barksdale manufactures in Los Angeles, California, where it is headquartered, and in Reichelsheim, Germany.


Crane Pumps & Systems

Crane Pumps & Systems, based in Piqua, Ohio, is successfully pursuing a growth strategy in a fragmented, slow-growing industry marked by excess capacity, increasing consolidation and continuing price erosion.

        Many small and medium-sized manufacturers have loyal customers and solid positions in niche markets, but are hard-pressed to make needed investments in new products and manufacturing improvements. Increasingly, large regional or national distributors carrying competing brands use their leverage to force price cuts.

--------------------------------------------------------------------------------

Crane Pumps & Systems established itself as a technological leader with the NC series pumps.

--------------------------------------------------------------------------------

        Crane's strategy has been to acquire companies with strong positions in growing niche markets, retaining their brands and separate sales forces while consolidating most production and administrative and support functions to reduce costs. In the mature U.S. pump market, new products are an important avenue to growth. Chempump, a division of Crane Pumps & Systems, established itself as the industry's technological leader with the NC series of stainless steel sealless pumps it introduced in late 1994. Sales of these leakproof pumps, designed with an onboard computerized diagnostic monitoring system to communicate with a remote distribution control system, accelerated in 1996 after a strong 1995 showing.

        Crane's principal focus continues to be on the U.S. pump market, which is estimated at more than $2 billion, with a market of similar size for spare parts and repairs. The pump market outside the U.S. is twice as large, and growing rapidly in Asia and Latin America. Crane has begun to penetrate some niche markets in these regions through sales to U.S. OEMs involved there in building plants and municipal infrastructure.

CONSOLIDATED STATEMENTS OF INCOME (In thousands except per share data) Crane Co.

For Years Ended December 31,                1996           1995           1994
                                            ----           ----           ----
Net Sales                               $ 1,847,732    $ 1,782,310    $ 1,653,466
Operating Costs and Expenses:
  Cost of sales                           1,344,745      1,316,321      1,253,412
  Selling, general and administrative       287,432        274,276        245,474
  Depreciation and amortization              49,402         48,765         44,691
                                         ----------     ----------     ----------
                                          1,681,579      1,639,362      1,543,577
                                         ----------     ----------     ----------
Operating Profit                            166,153        142,948        109,889
Other Income (Expense):
  Interest income                             2,527          2,025          3,616
  Interest expense                          (23,420)       (26,913)       (24,171)
  Miscellaneous-net                            (240)         3,408          1,893
                                         ----------     ----------     ----------
                                            (21,133)       (21,480)       (18,662)
                                         ----------     ----------     ----------
Income Before Taxes                         145,020        121,468         91,227
Provision for Income Taxes                   52,910         45,131         35,294
                                         ----------     ----------     ----------
Net Income                               $   92,110     $   76,337     $   55,933
                                         ==========     ==========     ==========
Primary Net Income Per Share             $     2.01     $     1.67     $     1.24
Average primary shares outstanding           45,930         45,816         45,219
Dividends Per Common Share               $      .50     $      .50     $      .50
                                         ==========     ==========     ==========

                                  See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS (In thousands except share data)           Crane Co.

Balance December 31,                                        1996        1995
                                                            ----        ----
Assets

Current Assets:
  Cash and cash equivalents                            $    11,579    $   5,476
  Accounts receivable                                      253,729      240,787
  Inventories
    Finished goods                                         124,490      117,060
    Finished parts and subassemblies                        35,507       37,915
    Work in process                                         43,894       35,364
    Raw materials and supplies                              63,383       54,662
                                                       -----------    ---------
  Total inventories                                        267,274      245,001
  Other current assets                                       7,432        6,774
                                                       -----------    ---------
Total Current Assets                                       540,014      498,038
Property, Plant and Equipment at Cost:
  Land                                                      36,794       36,975
  Buildings and improvements                               153,576      149,368
  Machinery and equipment                                  357,196      326,642
                                                       -----------    ---------
  Gross Property, Plant and Equipment                      547,566      512,985
  Less accumulated depreciation                            289,219      269,047
                                                       -----------    ---------
  Net Property, Plant and Equipment                        258,347      243,938
Other Assets                                                29,879       26,874
Intangibles                                                 55,862       58,894
Cost in Excess of Net Assets Acquired                      204,753      170,667
                                                       -----------    ---------
                                                       $ 1,088,855    $ 998,411
                                                       ===========    =========

Liabilities and Shareholders' Equity
Current Liabilities:
  Current maturities of long-term debt                 $     1,251    $     771
  Loans payable                                             23,937       15,359
  Accounts payable                                         105,082       96,873
  Accrued liabilities                                      116,488      115,530
  U.S. and foreign taxes on income                           7,095       12,743
                                                       -----------    ---------
Total Current Liabilities                                  253,853      241,276
Long-Term Debt                                             267,795      281,093
Other Liabilities                                           25,126       21,977
Accrued Postretirement Benefits                             43,155       43,071
Accrued Pension Liabilities                                  6,483        8,272
Deferred Income Taxes                                       29,774       27,993
Preferred Shares, par value $.01;
  5,000,000 shares authorized                                   --           --
Common Shareholders' Equity:
  Common shares, par value $1.00;
    80,000,000 shares authorized
      Outstanding 45,659,859 shares
        (45,187,875 in 1995) after deducting
        2,625,067 shares in treasury
        (18,200,426 in 1995)                                45,660       45,188
  Capital surplus                                           29,756       12,535
  Retained earnings                                        394,621      327,015
  Cumulative currency translation adjustment                (7,368)     (10,009)
                                                       -----------    ---------
Total Common Shareholders' Equity                          462,669      374,729
                                                       -----------    ---------
                                                       $ 1,088,855    $ 998,411
                                                       ===========    =========


See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows (In thousands)                   Crane Co.

For Years Ended December 31,                                   1996         1995         1994
                                                               ----         ----         ----
Cash Flows from Operating Activities:
  Net income                                                $  92,110    $  76,337    $  55,933
  Depreciation                                                 35,122       35,746       35,453
  Amortization                                                 14,280       13,019        9,238
  Deferred income taxes                                         3,105       (4,317)      (3,283)
  Cash (used for) provided from operating working capital     (13,783)      (7,320)      17,550
  Other                                                        (8,678)      (6,847)       2,443
                                                            ---------    ---------    ---------
      Total Provided from Operating Activities                122,156      106,618      117,334
                                                            ---------    ---------    ---------
Cash Flows from Investing Activities:
  Capital expenditures                                        (50,471)     (26,603)     (28,199)
  Proceeds from disposition of capital assets                  11,759        8,218       16,058
  Purchase of equity investments                                 --         (5,067)        --
  Sale of equity investments                                     --         19,440           49
  Payments for acquisitions net of cash, and liabilities
    assumed of $1,126 in 1996, $2,653 in 1995 and
    $138,797 in 1994                                           (2,523)      (9,419)    (161,424)
  Proceeds from divestitures                                    1,554         --          2,580
                                                            ---------    ---------    ---------
      Total Used for Investing Activities                     (39,681)     (13,431)    (170,936)
                                                            ---------    ---------    ---------
Cash Flows from Financing Activities:
  Equity:
    Dividends paid                                            (22,710)     (22,755)     (22,518)
    Reacquisition of shares                                   (26,683)     (17,940)        (186)
    Stock options exercised                                     5,042        8,784        1,267
                                                            ---------    ---------    ---------
                                                              (44,351)     (31,911)     (21,437)
                                                            ---------    ---------    ---------
Debt:
  Proceeds from issuance of long-term debt                       --           --        230,105
  Repayments of long-term debt                                (12,987)     (47,527)     (76,911)
  Net (decrease) in short-term debt                           (18,996)     (10,398)     (88,774)
                                                            ---------    ---------    ---------
                                                              (31,983)     (57,925)      64,420
                                                            ---------    ---------    ---------
      Total (Used for) Provided from Financing Activities     (76,334)     (89,836)      42,983
                                                            ---------    ---------    ---------
Effect of exchange rate on cash and cash equivalents              (38)          53           99
                                                            ---------    ---------    ---------
Increase (Decrease) in Cash and Cash Equivalents                6,103        3,404      (10,520)
Cash and cash equivalents at beginning of year                  5,476        2,072       12,592
                                                            ---------    ---------    ---------
Cash and Cash Equivalents at End of Year                    $  11,579    $   5,476    $   2,072
                                                            =========    =========    =========
Detail of Cash (Used for) Provided from Operating Working
  Capital (Net of Effects of Acquisitions):
  Accounts receivable                                       $    (733)   $  (3,034)   $ (11,004)
  Inventories                                                  (2,878)      (4,474)      15,285
  Other current assets                                           (327)        (330)       2,406
  Accounts payable                                              2,134          (64)      10,358
  Accrued liabilities                                          (8,235)      (4,722)       1,743
  U.S. and foreign taxes on income                             (3,744)       5,304       (1,238)
                                                            ---------    ---------    ---------
      Total                                                 $ (13,783)   $  (7,320)   $  17,550
                                                            =========    =========    =========

Supplemental Disclosure of Cash Flow Information:
  Interest paid                                             $  22,790    $  26,262    $  24,947
  Income taxes paid                                         $  48,017    $  43,474    $  32,855

                                 See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN COMMON SHAREHOLDERS' EQUITY     Crane Co.
(In thousands except share data)

                                                                                                 CURRENCY  TOTAL COMMON
                                                            COMMON     CAPITAL     RETAINED   TRANSLATION SHAREHOLDERS'
                                                            SHARES     SURPLUS     EARNINGS    ADJUSTMENT        EQUITY
                                                          --------    --------    ---------   ----------- -------------
Balance December 31, 1993                                 $ 44,795    $ 10,543    $ 248,351    $(12,870)   $290,819
Net income                                                                           55,933                  55,933
Cash dividends                                                                      (22,518)                (22,518)
Reacquisition of 10,485 shares                                 (10)       (176)                                (186)
Exercise of stock options, 124,413 shares                      124       1,143                                1,267
Conversion of debentures, 107,354 shares                       107         196                                  303
Restricted stock awarded, 55,185 shares                         55       1,351         (813)                    593
Currency translation adjustment                                                                   1,781       1,781
                                                          --------    --------    ---------    --------    --------
Balance December 31, 1994                                 $ 45,071    $ 13,057    $ 280,953    $(11,089)   $327,992
Net income                                                                           76,337                  76,337
Cash dividends                                                                      (22,755)                (22,755)
Reacquisition of 827,850 shares                               (828)    (17,112)                             (17,940)
Exercise of stock options, 594,863 shares                      595       8,189                                8,784
Restricted stock awarded, 349,830 shares                       350       8,401       (7,520)                  1,231
Currency translation adjustment                                                                   1,080       1,080
                                                          --------    --------    ---------    --------    --------
Balance December 31, 1995                                 $ 45,188    $ 12,535    $ 327,015    $(10,009)   $374,729
Net income                                                                           92,110                  92,110
Cash dividends                                                                      (22,710)                (22,710)
Issuance of 1,094,312 shares for Interpoint acquisition      1,094      31,722                               32,816
Reacquisition of 1,081,761 shares                           (1,082)    (27,519)                             (28,601)
Exercise of stock options, 307,257 shares                      307       7,702                                8,009
Restricted stock awarded, 153,428 shares                       153       5,316       (1,794)                  3,675
Currency translation adjustment                                                                   2,641       2,641
                                                          --------    --------    ---------    --------    --------
Balance December 31, 1996                                 $ 45,660    $ 29,756    $ 394,621    $ (7,368)   $462,669
                                                          ========    ========    =========    ========    ========


See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ACCOUNTING POLICIES

Principles of Consolidation--The consolidated financial statements include all majority-owned subsidiaries. Investments in affiliates owned 50% or less are accounted for under the equity method. All significant intercompany items have been eliminated. Certain prior year amounts have been reclassified to conform with the 1996 presentation. All share and per share data have been retroactively restated to reflect a three-for-two split of common stock effected in the form of a 50% stock dividend on December 12, 1996 for shareholders of record on December 4, 1996.

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

        Revenue Recognition--Revenues are recorded generally when title passes to the customer. Revenues on long-term contracts are recognized under the percentageof-completion method of accounting and are measured principally on either a cost-tocost or a unit-of-delivery basis. These contracts represented less than one percent of sales in 1996. Accounts receivable included unreimbursed costs and accrued profits to be billed of $3,470,000 and $1,943,000 at December 31, 1996 and 1995, respectively.

        Income Taxes--Income tax expense is based on reported earnings before income taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes using currently enacted tax rates.

        Net Income Per Share--Primary earnings per share calculations are based upon the weighted average number of common shares outstanding and common stock equivalents. Fully diluted earnings per share have not been presented because the additional dilution is immaterial.

        Cash Equivalents--Marketable securities with original maturities of three months or less are included in cash equivalents.

        Accounts Receivable--Receivables are carried at net realizable value. The allowance for doubtful accounts at December 31, 1996 and 1995 was $5,271,000 and $4,003,000 respectively.

        Inventories--Inventories are stated at the lower of cost or market principally on the last-in, first-out (LIFO) method of inventory valuation. The reduction of inventory quantities has resulted in a liquidation of LIFO inventories acquired at lower costs prevailing in prior years. Liquidations have reduced cost of sales by $4,400,000 in 1996, $4,000,000 in 1995, and $3,300,000
in 1994. Replacement cost would have been higher by $49,260,000 and $49,460,000 at December 31, 1996 and 1995, respectively.

        Property, Plant and Equipment--Depreciation is provided primarily by the straight-line method over the estimated useful lives of the respective assets which range from three to twenty-five years.

        Intangibles--Intangible assets are being amortized on a straight-line basis over their estimated useful lives which range from five to twenty years. The accumulated amortization was $14,552,000 and $11,020,000 at December 31, 1996 and 1995, respectively.

        Cost in Excess of Net Assets Acquired--Cost in excess of net assets acquired is being amortized on a straight-line basis ranging from fifteen to forty years. The accumulated amortization was $28,587,000 and $22,482,000 at December 31, 1996 and 1995, respectively.

        Stock-Based Compensation Plans--As allowed by Statement of Financial Accounting Standard No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," the company continues to record compensation expense for its employee stock-based compensation plans in accordance with the intrinsic-value method prescribed by APB No. 25, "Accounting for Stock Issued to Employees." Intrinsic value is the amount by which the market price of the underlying stock exceeds the exercise price of the stock option or award on the measurement date, generally the date of grant. The company has included the pro forma disclosures required by SFAS 123 in the notes to the consolidated financial statements.

        Currency Translation--Assets and liabilities of subsidiaries are translated at the rate of exchange in effect on the balance sheet date; income and expense are translated at the average rates of exchange prevailing during the year. The related translation adjustments are accumulated in a separate component of shareholders' equity.

        Financial Instruments--The company periodically enters into interest rate swap agreements to moderate its exposure to interest rate changes and to lower the overall cost of borrowings. The differential to be paid or received is accrued as interest rates change and is recognized in income over the life of the agreements. No agreements were outstanding at December 31, 1996. In addition, the company periodically uses forward foreign exchange contracts to hedge firm purchase and sales commitments. Gains and losses on such contracts are deferred and recognized as part of the related transactions. Amounts outstanding at December 31, 1996 for such contracts were not material.

RESEARCH AND DEVELOPMENT

Product development and engineering costs were approximately $52.0 million, $51.9 million, and $46.4 million in 1996, 1995, and 1994, respectively. Included in these amounts were approximately $10.3 million, $12.6 million and $9.5 million received in 1996, 1995 and 1994, respectively, for customer-sponsored research and development.

MISCELLANEOUS--NET

(In thousands) For Years Ended December 31,      1996          1995         1994
                                                 ----          ----         ----
Gain (loss) on capital assets                 $ 3,242       $(3,037)      $1,346
Gain on investments                              --           9,440(a)       361
Other                                          (3,482)(b)    (2,995)(b)      186
                                              -------       -------       ------
                                              $  (240)      $ 3,408       $1,893
                                              =======       =======       ======

 (a)Reflects gain on sale of investment in Mid Ocean Limited.

 (b)Includes $4.0 million and $3.4 million for legal costs related to a previously discontinued operation in 1996 and 1995, respectively.


SUPPLEMENTARY INCOME STATEMENT INFORMATION

The company's repair and maintenance costs for 1996 were $23.0 million as compared to $22.2 million and $19.5 million in 1995 and 1994, respectively. Amounts for amortization of intangible assets, taxes other than payroll and income taxes, royalties and advertising costs were less than one percent of sales.


SUPPLEMENTARY CASH FLOW INFORMATION

In a noncash transaction, the company acquired Interpoint in 1996 by issuing stock of $32.8 million and assuming liabilities of $37.9 million. The fair value of assets acquired totaled $32.2 million for an excess purchase price over net assets acquired of $38.5 million.


INCOME TAXES

Income before taxes is as follows:

(In thousands) For Years Ended December 31,          1996       1995      1994
                                                     ----       ----      ----

U.S. operations                                    $128,666   $113,359   $90,765
Non-U.S. operations                                  16,354      8,109       462
                                                   --------   --------   -------
                                                   $145,020   $121,468   $91,227
                                                   ========   ========   =======


The provision (benefit) for income taxes consists of:

(In thousands) For Years Ended December 31,      1996        1995        1994
                                                 ----        ----        ----
Current:
  U.S. federal tax                             $ 39,793    $ 38,396    $ 31,152
  State and local tax                             6,199       6,952       5,702
  Non-U.S. tax                                    3,813       4,100       1,723
                                               --------    --------    --------
                                                 49,805      49,448      38,577
                                               --------    --------    --------
Deferred:
  U.S. federal tax                                1,683      (3,671)     (3,356)
  State and local tax                               397        (619)       (130)
  Non-U.S. tax                                    1,025         (27)        203
                                               --------    --------    --------
                                                  3,105      (4,317)     (3,283)
                                               --------    --------    --------
    Total income taxes                         $ 52,910    $ 45,131    $ 35,294
                                               ========    ========    ========

        Reconciliation of the statutory U.S. federal rate to effective tax rate is as follows:

(In thousands) For Years Ended December 31,      1996         1995         1994
                                                 ----         ----         ----

Statutory U.S. federal tax at 35%             $ 50,757     $ 42,514    $ 31,929
Increase (reduction) from:
  Non-U.S. taxes                                (1,065)         753       1,495
  State and local taxes                          4,287        4,116       3,622
  Non-deductible goodwill                        1,992        1,822       1,552
  Non-taxable FSC income                        (2,106)      (1,986)     (1,343)
  Other                                           (955)      (2,088)     (1,961)
                                              --------     --------     -------
Provision for income taxes                    $ 52,910     $ 45,131     $35,294
                                              --------     --------     -------
Effective tax rate                                36.5%        37.2%       38.7%
                                              --------     --------     -------

        At December 31, 1996, the company had unremitted earnings of foreign subsidiaries of $88 million. Because these earnings, which reflect full provision for nonU.S. income taxes, are indefinitely reinvested in non-U.S. operations or can be remitted substantially free of additional tax, no provision has been made for taxes that might be payable upon remittance of such earnings. Furthermore, it is not practicable to determine this liability.

        The components of deferred tax assets and liabilities included on the balance sheet at December 31 are as follows:

(In thousands)                                            1996      1995
                                                          ----      ----
Deferred tax assets:
Postretirement benefits                                 $16,804   $16,587
Inventory                                                 5,627     3,154
Insurance                                                 8,816     8,324
Environmental                                             5,679     5,787
Tax loss and credit carryforwards                         6,384     8,241
Deferred compensation                                     8,245     6,162
Other                                                     5,389     5,908
                                                        -------   -------
Total                                                    56,944    54,163
  Less valuation allowance on tax carryforwards           6,384     8,241
                                                        -------   -------
Total deferred tax assets, net                          $50,560   $45,922
                                                        =======   =======
Deferred tax liabilities:
Depreciation                                            $14,715   $11,432
Difference between book basis and tax basis of assets    19,468    19,301
Intangibles                                              15,090    15,913
Pension                                                   5,462     4,075
                                                        -------   -------
Total deferred liabilities                              $54,735   $50,721
                                                        =======   =======
Net deferred liability                                  $ 4,175   $ 4,799
                                                        -------   -------
Balance sheet classification:
  Current assets:
    Accounts receivable                                 $25,599   $23,194
  Long-term liabilities:
    Deferred income taxes                                29,774    27,993
                                                        -------   -------
                                                        $ 4,175   $ 4,799
                                                        =======   =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued


        As of December 31, 1996, the company had net operating loss (NOL) carryforwards and U.S. tax credit carryforwards which will expire, if unused, as follows:

                           NON-U.S.    NON-U.S.        U.S.        U.S.     U.S.
(In thousands)             NATIONAL   MUNICIPAL       STATE     FEDERAL      R&D
YEAR OF EXPIRATION              NOL         NOL         NOL         NOL   CREDIT
                           --------   ---------      ------     -------   ------
1997-2000                   $   490      $ --        $5,541      $ --        $38
After 2000                      793        --           827       1,308       18
Indefinite                    8,884       8,495        --          --         --
                            -------      ------      ------      ------      ---
Total                       $10,167      $8,495      $6,368      $1,308      $56
                            =======      ======      ======      ======      ===
Deferred tax asset
  on tax carryforwards      $ 4,573      $  746      $  551      $  458      $56


        The entire $6.4 million deferred tax asset on tax carryfowards has been offset by the valuation allowance because of the uncertainty of ultimately realizing these future benefits.

ACCRUED LIABILITIES

(In thousands) December 31,                               1996             1995
                                                          ----             ----

Employee-related expenses                              $ 52,964         $ 46,281
Insurance                                                14,107           17,305
Environmental                                             3,846            3,788
Warranty                                                  8,199            8,485
Professional fees                                         3,932            3,788
Sales allowances                                          3,229            3,251
Customer advanced payments                                3,015            3,756
Interest                                                  3,456            3,936
Taxes other than income                                   2,512            3,315
Pensions                                                  4,169            3,777
Other                                                    17,059           17,848
                                                       --------         --------
                                                       $116,488         $115,530
                                                       ========         ========

OTHER LIABILITIES

(In thousands) December 31,                               1996             1995
                                                          ----             ----

Environmental                                          $ 11,872         $ 11,863
Insurance                                                 7,715            3,337
Minority interest                                         3,165            2,637
Other                                                     2,374            4,140
                                                       --------         --------
                                                       $ 25,126         $ 21,977
                                                       ========         ========


POSTRETIREMENT BENEFITS

Postretirement healthcare and life insurance benefits are provided for certain domestic and non-U.S. employees hired before January 1, 1990 who meet minimum age and service requirements. The company does not pre-fund these benefits and has the right to modify or terminate the plan.

(In thousands) December 31,                  1996          1995          1994
                                             ----          ----          ----

Accumulated postretirement
  benefit obligation:
  Retirees                                 $ 21,070      $ 23,068      $ 23,059
  Fully eligible active
    plan participants                         2,540         2,295         1,983
  Other active plan participants              5,808         6,093         5,934
                                           --------      --------      --------
  Total                                      29,418        31,456        30,976
Unrecognized net gain                        13,737        11,615        12,090
                                           --------      --------      --------
Accrued postretirement benefit             $ 43,155      $ 43,071      $ 43,066
                                           ========      ========      ========
Net periodic cost:
  Benefits earned
    during the period                      $    523      $    564      $    722
  Interest cost on accumulated
    benefit obligation                        2,120         2,294         2,303
  Amortization of gain                         (772)         (715)         (448)
                                           --------      --------      --------
  Net cost                                    1,871         2,143         2,577
Benefits paid                                (1,943)       (2,138)       (2,411)
Acquisition                                     156          --             330
Accrued postretirement benefit--
  beginning of year                          43,071        43,066        42,570
                                           --------      --------      --------
Accrued postretirement benefit--
  end of year                              $ 43,155      $ 43,071      $ 43,066
                                           ========      ========      ========

        For the purpose of estimating this liability, the cost of covered benefits was assumed to increase 10.2% for 1996, and then to decrease gradually to 5.2% by 2007 and remain at that level thereafter. In 1995, the cost of covered benefits was assumed to increase 11.1%, and then to decrease gradually to 5.2% by 2007 and remain at that level thereafter. An increase in the assumed health care cost trend rate by one percentage point would increase the accumulated postretirement benefit obligation by approximately $3.2 million at December 31, 1996 and the net periodic cost by approximately $.3 million for the year. The discount rate used in determining the accumulated postretirement benefit obligation was 7.5% in 1996, 7.5% in 1995 and 8.25% in 1994.

       The company participates in several multi-employer insurance plans, which provide benefits to certain employees under collective bargaining agreements. Total contributions to these plans were approximately $2,399,000 in 1996, $2,602,000 in 1995 and $2,320,000 in 1994.


PENSIONS

The company and most of its subsidiaries have defined benefit pension plans for their employees. The company also has a defined benefit plan for its directors. The plans generally provide benefit payments using a formula based on length of service and final average compensation, except for some hourly employees for whom the benefits are a fixed amount per year of service. The company's policy is to fund at least the minimum amount required by the applicable governmental regulations.

        The following table sets forth by funded status the amounts recognized in the company's balance sheet at December 31, for company sponsored defined benefit pension plans:

(In thousands)                                                          1996                          1995
                                                    ------------------------      ------------------------
                                                    OVERFUNDED   UNDERFUNDED      OVERFUNDED   UNDERFUNDED
                                                    ----------   -----------      ----------   -----------
Actuarial present value of benefit obligation:
  Vested                                             $ 213,720       $ 5,424       $ 190,472       $ 7,285
  Non-vested                                             7,530           185           6,670           235
                                                     ---------       -------       ---------       -------
    Accumulated benefit obligation                     221,250         5,609         197,142         7,520
  Effect of future pay increases                        30,936           509          29,331           421
                                                     ---------       -------       ---------       -------
  Projected benefit obligation (PBO)                   252,186         6,118         226,473         7,941
  Funded assets at fair value                          342,419         4,507         293,725         6,796
                                                     ---------       -------       ---------       -------
  Assets over (under) PBO                               90,233        (1,611)         67,252        (1,145)
  Unrecognized net (asset) liability at date of
    adoption less amortization                       $ (10,621)      $   214       $ (11,801)      $   478
  Unrecognized net (gains) losses                      (67,397)          685         (46,205)          754
  Unrecognized prior service cost                        1,757          --             1,488          --
  Adjustment required to recognize
    minimum liability                                     --            (721)           --            (979)
                                                     ---------       -------       ---------       -------
  Prepaid (accrued) pension cost                     $  13,972       $(1,433)      $  10,734       $  (892)
                                                     =========       =======       =========       =======

     The following rates were used to determine the projected benefit obligation:

                                             1996          1995          1994
                                             ----          ----          ----

U.S. Plans:
  Discount rate                              7.50%         7.50%         8.25%
  Expected long-term rate of
    return on assets                         8.75%         8.75%         8.75%
  Rate of compensation increase              4.75%         4.75%         5.00%
Non-U.S. Plans:
  Discount rate                              7.50%   7.50%-8.25%   8.25%-8.50%
  Expected long-term rate of
    return on assets                   7.50%-8.00%   8.25%-9.00%   8.25%-9.00%
  Rate of compensation
    increase                           6.25%-6.50%   6.25%-6.50%         7.50%

The following table sets forth net periodic pension costs for company sponsored defined benefit plans:


(In thousands) December 31,                    1996         1995         1994
                                               ----         ----         ----

Benefits earned during the period            $  9,628     $  8,004     $  8,743
Interest cost on projected
  benefit obligation                           15,604       15,990       15,435
Actual return on plan assets                  (41,749)     (62,311)       6,678
Net amortization and deferral                  18,175       41,320      (27,468)
                                             --------     --------     --------
Pension expense (income)                     $  1,298     $  3,003     $  3,388
                                             ========     ========     ========

        At December 31, 1996, substantially all plan assets are invested in listed stocks and bonds. These investments include common stock of the company which represents 4% of plan assets.

        The company participates in several multi-employer pension plans, which provide benefits to certain employees under collective bargaining agreements. Total contributions to these plans were approximately $1,515,000 in 1996, $1,724,000 in 1995 and $1,533,000 in 1994.

        A subsidiary of Crane, ELDEC Corporation, has a non-contributory target benefit (defined contribution) plan to provide retirement benefits for all eligible employees. The annual contribution is aimed at funding targeted retirement benefits for each eligible employee. The contributions for 1996, 1995 and 1994 were $1,400,000, $1,899,000 and $1,343,000, respectively.

        The company and its subsidiaries sponsor savings and investment plans which are available to eligible employees of the company and its subsidiaries. The company made contributions of approximately $4 million to the plans in 1996 and 1995 and $3 million in 1994.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

SHORT-TERM FINANCING

The weighted average interest rate for short-term borrowings at December 31, 1996 and 1995 was 4.9% and 6.8%, respectively. As of December 31, 1996, the company had unused domestic lines of credit totaling $195 million and unused foreign lines of credit totaling $40.5 million. These lines of credit are typically available for borrowings up to 364 days and are renewable at the option of the lender. Short-term obligations of $8.0 million and $11.9 million at December 31, 1996, and 1995, respectively, were classified as long-term debt since the company had entered into finance agreements that permit it to refinance short-term obligations on a long-term basis.

LONG-TERM FINANCING

(In thousands) December 31,                              1996            1995
                                                         ----            ----

Crane Co.
Senior debt:
  8 1/2% notes due 2004                               $ 100,000       $ 100,000
  Original issue discount                                  (602)           (686)
  Deferred financing costs                                 (494)           (562)
                                                      ---------       ---------
                                                         98,904          98,752
                                                      ---------       ---------
  7 1/4% notes due 1999                                 150,000         150,000
  Original issue discount                                  (173)           (238)
  Deferred financing costs                               (1,093)         (1,568)
                                                      ---------       ---------
                                                        148,734         148,194
                                                      ---------       ---------
Various bank loans                                         --            11,900
                                                      ---------       ---------
Total Crane Co.                                         247,638         258,846
                                                      ---------       ---------
Subsidiaries:
  Industrial revenue bonds                                2,895             904
  Capital lease obligations                               1,844           2,343
  Various loans                                          16,669          19,771
                                                      ---------       ---------
Total Subsidiaries                                       21,408          23,018
                                                      ---------       ---------
Total long-term debt                                    269,046         281,864
  Less current portion                                    1,251             771
                                                      ---------       ---------
Long-term debt net of current portion                 $ 267,795       $ 281,093
                                                      =========       =========

        At December 31, 1996, the principal amounts of long-term debt repayments required for the next five years are $1,251,000 in 1997, $1,150,000 in 1998, $165,956,000 in 1999, $669,000 in 2000, and $574,000 in 2001.

        As of December 31, 1996, Crane Co. had $200 million in contractually committed lines of credit, under a long-term bank credit facility which expires in August 2000. There were no borrowings outstanding under this facility at December 31, 1996. Commitments under the facility are for general corporate purposes and to provide bridge financing for acquisitions. In addition, the company has other international long-term credit arrangements with banks totaling $14.6 million of which $6.6 million was outstanding at December 31, 1996. The long-term credit facilities contain certain financial and restrictive covenants, including limitations on indebtedness and liens.

        In June 1994, the company issued $150 million 7 1/4% Senior Notes due 1999. Incorporating the effects of underwriting fees, original issue discount and the cost of a treasury lock agreement, the effective cost of this financing was 7.6%. This public debt was issued under the company's $300 million shelf registration as filed with the Securities and Exchange Commission in May 1994.

        Financial Instruments--The company periodically enters into interest rate swap agreements to manage its exposure to interest rate changes and to lower the overall cost of borrowings. All interest rate swaps are subject to market risk as interest rates fluctuate. No new interest rate swap agreements were executed in 1996 and 1995. At December 31, 1996 and 1995, the company had no interest rate swap contracts outstanding.


FAIR VALUE OF FINANCIAL INSTRUMENTS

The following estimated fair values have been determined using available market information and appropriate valuation methodologies:

(In thousands) December 31,                          1996                   1995
                                       -------------------   -------------------
                                                 ESTIMATED             ESTIMATED
                                       CARRYING       FAIR   CARRYING       FAIR
                                         AMOUNT      VALUE     AMOUNT      VALUE
                                       --------  ---------   --------  ---------
Assets:
  Investments                          $  7,443   $  7,443   $  5,067   $  5,067
Liabilities:
  Short-term debt                        25,188     25,188     16,130     16,130
  Long-term debt                        267,795    278,251    281,093    300,313

        The company purchased an equity position in Powec, a Norwegian manufacturer in 1995 and in Kessel Thailand Co., Ltd., in late 1995. The carrying value of Powec and Kessel Thailand Co., Ltd., approximates the company's interest in their underlying assets.

        Short-term and long-term debt rates currently available to the company for debt with similar terms and remaining maturities are used to estimate the fair value for debt issues that are not quoted on an exchange.


LEASES

The company leases certain facilities, vehicles and equipment under capital and operating leases with various terms. Certain leases contain renewal or purchase options. Future minimum payments, by year, and in the aggregate, under leases with initial or remaining terms of one year or more consisted of the following at December 31, 1996:

                                                          MINIMUM
                             CAPITAL      OPERATING      SUBLEASE
(in thousands)                LEASES         LEASES        INCOME            NET
                             -------      ---------      --------        -------
1997                          $  447        $11,646        $1,018        $11,075
1998                             366          8,829           806          8,389
1999                             215          6,559           718          6,056
2000                             204          4,540           532          4,212
2001                             204          3,407           346          3,265
Thereafter                       920          9,450           757          9,613
                              ------        -------        ------        -------
Total minimum
  lease payments              $2,356        $44,431        $4,177        $42,610
Interest                        (512)       =======        ======        =======
                              ------
Present value                 $1,844*
                              ======

* Includes $331 due within one year.

        The weighted average interest rate for capital leases is 7.84%.

        Rental expense for all operating leases was $15,604,000, $16,567,000 and $16,164,000 for 1996, 1995 and 1994, respectively.

        The cost of assets capitalized under leases at December 31 is as follows:

(In thousands)                                             1996            1995
                                                           ----            ----

Buildings and improvements                               $ 6,377         $ 7,056
Machinery and equipment                                    7,619           7,619
                                                         -------         -------
                                                          13,996          14,675
Less accumulated depreciation                             12,006          12,278
                                                         -------         -------
                                                         $ 1,990         $ 2,397
                                                         =======         =======

CONTINGENCIES

The company has established insurance programs to cover product and general liability losses. These programs have deductible amounts of $5 million before coverage begins, with the exception of aircraft products which have first dollar coverage. The company does not deem its deductible exposure to be material.

        As of December 31, 1996, the company has received certain proposed notices of adjustment to federal income tax and is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material effect on the company's financial condition and results of operations.

        The company continues to be involved in various remediation actions to clean up hazardous wastes as required by federal and state laws. Estimated future environmental remediation cost was $16 million at December 31, 1996, which was fully accrued. Not included in the accrual is the cost of cleaning one site for approximately $3.6 million for which a full escrow was established when the property was acquired in 1993. The company spent $2.5 million on environmental costs in 1996, and expects to pay remediation costs of approximately $3.5 million in 1997. The annual level of future remediation expenditures is difficult to estimate because of the many uncertainties relating to conditions of individual sites as well as uncertainties about the status of environmental laws and regulations and developments in remedial technology; however, the required remedial actions being implemented or engineered are not, individually or in the aggregate, expected to be material.

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

        Crane Co. is a defendant in a class action arising out of the contamination of a creek in eastern Ohio by a chemical pesticide sold under the trade name Mirex. This chemical was not manufactured or sold by Crane but was manufactured by another company, also a defendant, at a site adjacent to a Crane facility. The complaint seeks compensatory damages of $10 million and a like amount in punitive damages against Crane, and compensatory damages of $100 million and a like amount in punitive damages against the manufacturer. Crane has asserted cross-claims for contamination of its property and for indemnification against any liability to the plaintiffs against the manufacturer, its foreign parent company and the seller of the pesticide that arranged for its manufacture. It is expected that the lawsuit will be tried in late 1997. Based on data from environmental studies available to date, the company believes that it not only has meritorious defenses to the plaintiffs' class action but also has valid claims against the other parties. Accordingly, the company believes that these actions are not likely to have a material effect on its results of operations or financial condition.

        Crane Co. is a defendant in a lawsuit under the False Claims Act seeking treble damages and attorney's fees in connection with the assumption by the Pension Benefit Guarantee Corporation of the unfunded pension liabilities (allegedly $270 million) of CF&I Steel Corporation. The company believes the allegations are without merit. The lawsuit was dismissed in May 1996 upon the company's motions for summary judgment and for judgment on the pleadings. While the plaintiff has appealed this dismissal, the company believes that the dismissal will be upheld on appeal and, accordingly, that the lawsuit is not likely to have a material effect on the company's results of operations or financial condition.

        The company's subsidiary Crane Canada, Inc. is the defendant in a class action pending in British Columbia, Canada alleging damages to property from water escaping from toilet tanks manufactured by Crane Canada. Crane Canada has settled past claims for property damage arising from water escaping from cracked toilet tanks on a case by case basis, and has entered into claims handling agreements with a number of property insurers to process such claims pursuant to agreed claim procedures and reimbursement formulas. Crane Canada has appealed the class certification order and continues to settle property damage claims in accordance with the claims handling agreements and to enter into such agreements with additional insurers. Accordingly, the company believes that the pending legal action will not have a material impact on its liabilities. Based on the historical trends for claims related to cracked toilet tanks and the experience of Crane Canada in resolving such claims, the company believes that pending and reasonably anticipated future claims are not likely to have a material effect on its results of operations or financial condition.

         As of December 31, 1996, Crane Co. was a defendant (among a number of defendants, typically 15 to 40) in approximately 5,700 actions filed in various state and federal courts alleging injury or death as a result of exposure to asbestos in products allegedly manufactured or sold by the company. Of these claims, approximately 5,200 were filed in 1996. Because of the unique factors inherent in each case and the fact that most are in preliminary stages, the company lacks sufficient information upon which judgments can be made as to their validity or ultimate disposition. Based on the limited information available to the company and its experience in the disposition of lawsuits of this type, the company believes that pending and reasonably anticipated future asbestos actions are not likely to have a material effect on its results of operations or financial condition.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued


ACQUISITIONS, DIVESTITURES AND INVESTMENTS

The company reviews potential acquisition candidates with market and technology positions that provide meaningful opportunities in the markets in which it already has a presence, or which afford significant financial reward, and may dispose of operations when consistent with its overall goals and strategies.

        During 1996, the company completed two acquisitions. The company acquired Interpoint Corporation in a tax-free merger in which the company assumed $26 million of Interpoint debt and issued 1,094,312 shares of Crane common stock for all the outstanding shares of Interpoint. Interpoint designs and manufactures high density power converters with applications in the aerospace and medical technology industries. The company also acquired Grenson Electronics of Daventry, England for a cash payment of $2.7 million. Grenson Electronics produces low voltage power conversion electronics for the aerospace, defense and industrial markets. Also in 1996 the company sold Empire Foundry.

        During 1995, the company completed three acquisitions at a cost of $9.4 million. In February the company, through its Barksdale subsidiary, acquired Unimess GmbH, a German-based manufacturer of a full line of solid state pressure switches and transducers, level switches and indicating systems, and flow measurement and control components for specialized instrumentation requirements in numerous industrial processes. In the fourth quarter, the company acquired Process Systems, Inc. based in Michigan. Process Systems is a manufacturer of vertical turbine pumps and accessories for industrial applications. In November 1995, the company acquired Kessel PTE Ltd., a fluoropolymer plastic lined pipe manufacturer with facilities in Singapore and Thailand. In September, ELDEC made a 47% equity investment in Powec, a Norwegian manufacturer of power conditioning products and systems.

        During 1994, the company completed three acquisitions at a cost of $240 million, including debt. In May, the company, through its wholly owned subsidiary Huttig Sash & Door Company, acquired a molding and millwork manufacturing operation in Prineville, Oregon. In April, the company purchased Mark Controls Corporation, a manufacturer of automatic and manually operated valves, specialized electronic and mechanical instruments and controls, regulators, and pneumatic and electronic controllers. In March, the company acquired ELDEC Corp., whose products are used worldwide on nearly every aircraft model and include proximity switches and sensing systems, power conversion equipment, fuel flow measurement systems, data acquisition, monitoring and control equipment, flat panel displays and integrated modular systems.

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


PREFERRED SHARE PURCHASE RIGHTS

In 1988, the company distributed one preferred share purchase right for each outstanding share of common stock. The preferred rights were not exercisable when granted and may only become exercisable under certain circumstances involving actual or potential acquisitions of the company's common stock by a person or affiliated persons. Depending upon the circumstances, if the rights become exercisable, the holder may be entitled to purchase shares of the company's Series A Junior Participating Preferred Stock, or shares of common stock of the acquiring person. Preferred shares purchasable upon exercise of the rights will not be redeemable. Each preferred share will be entitled to preferential rights regarding dividend and liquidation payments, voting power, and, in the event of any merger, consolidation or other transaction in which common shares are exchanged, preferential exchange rate. The rights will remain in existence until June 27, 1998, unless they are earlier terminated, exercised or redeemed. The company has authorized five million shares of $.01 par value preferred stock of which 525,000 shares have been designated as Series A Junior Participating Preferred Stock.


STOCK-BASED COMPENSATION PLANS

The company has three stock-based compensation plans: the Stock Option Plan, the Restricted Stock Award Plan and the Non-Employee Director Restricted Stock Plan. In accounting for its stock-based compensation plans, the company applies the intrinsic value method prescribed by APB No. 25, "Accounting for Stock Issued to Employees." Intrinsic value is the amount by which the market price of the underlying stock exceeds the exercise price of the stock option or award on the measurement date, generally the date of grant. No compensation expense is recognized for the company's stock option plan. Compensation expense recognized for its restricted stock award plans was $4.6 million in 1996 and $2.9 million in 1995. The pro forma net income and earnings per share listed below reflect the impact of measuring compensation expense for options granted in 1996 and 1995 in accordance with the fair-value-based method prescribed by SFAS 123, "Accounting for Stock-Based Compensation." These amounts may not be representative of future years' amounts as options vest over a three-year period and generally additional awards are made each year.

(In thousands except per share data)                          1996         1995
                                                              ----         ----

Net income          As reported                          $   92,110   $   76,337
                    Pro forma                                90,616       75,753
Primary net income
  per share         As reported                                2.01         1.67
                    Pro forma                                  1.97         1.66

        The weighted average fair value of options granted was $8.01 per share in 1996 and $6.74 per share in 1995. These estimates were based on the Black-Scholes multiple option-pricing model with the following weighted average assumptions:

                                                       1996              1995
                                                       ----              ----

Dividend yield                                         1.81%             2.18%
Volatility                                            26.89%            29.69%
Risk-free interest rates                               6.53%             6.41%
Expected lives in years                                4.75              4.75

        Options are granted under the Stock Option Plan to officers and other key employees at an exercise price equal to the fair market value of the shares on the date of grant. Options become exercisable at a rate of 50% the first year, 75% the second year and 100% the third year after the date of grant, and expire ten years after the date of grant. A summary of stock option activity follows:

                                                    NUMBER OF           WEIGHTED
(Shares in thousands)                                  SHARES      AVERAGE PRICE
                                                    ---------      -------------
1994
Options outstanding at beginning of year                1,917        $     15.36
Granted                                                   524              17.79
Exercised                                                (124)             10.18
Canceled                                                  (58)             17.63
Options outstanding at end of year                      2,259              16.15
Options exercisable at end of year                      1,440              15.24

1995
Granted                                                   504              22.90
Exercised                                                (595)             14.75
Canceled                                                  (71)             18.09
Options outstanding at end of year                      2,097              18.10
Options exercisable at end of year                      1,272              16.30

1996
Granted                                                   481              27.55
Exercised                                                (307)             16.64
Canceled                                                  (60)             23.03
Options outstanding at end of year                      2,211              20.26
Options exercisable at end of year                      1,416              17.63

        A summary of information regarding stock options outstanding at December 31, 1996 follows:

(Shares in thousands)                    OPTIONS OUTSTANDING    OPTIONS EXERCISABLE
                                       ---------------------  ---------------------
                                        WEIGHTED    WEIGHTED               WEIGHTED
                                         AVERAGE     AVERAGE                AVERAGE
                          NUMBER OF    REMAINING    EXERCISE  NUMBER OF    EXERCISE
RANGE OF EXERCISE PRICES     SHARES         LIFE       PRICE     SHARES       PRICE
                          ---------    ---------    --------  ---------    --------
$22.21-26.54                    900         8.74      $25.33        214      $22.89
 14.88-18.05                  1,180         5.96       17.37      1,071       17.33
  8.53-11.73                    131         2.16       11.43        131       11.43

        The Restricted Stock Award Plan provides for awards of common stock to officers and other key employees, subject to resale restrictions. The restrictions on outstanding awards are scheduled to lapse upon the achievement of certain performance objectives or over time. In 1996, an additional 750,000 shares were authorized for grant. The company awarded 256,118 shares with a weighted average fair value of $27.51 in 1996. As of December 31, 1996, 707,558 shares were available for future awards.

        Under the Non-Employee Director Restricted Stock Plan, directors who are not full-time employees of the company receive the portion of their annual retainers which exceeds $15,000 in shares of common stock. The shares are issued each year after the company's annual meeting, are forfeitable if the director ceases to remain a director until the company's next annual meeting, and may not be sold for a period of five years, or until the director leaves the Board. As a group, non-employee directors received 2,880 shares with a weighted average fair value of $27.59 in 1996.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

SEGMENT INFORMATION

Information by industry segments follows:

(In thousands)                               1996           1995           1994
                                             ----           ----           ----
Fluid Handling
  Net Sales                           $   363,968    $   343,751    $   309,969
  Operating Profit                         25,735         19,723         19,062
  Assets                                  255,093        261,201        240,789
  Capital Expenditures                      7,888          5,678          7,825
  Depreciation and Amortization            10,666         10,866         10,029
Aerospace
  Net Sales                           $   246,674    $   216,161    $   160,843
  Operating Profit                         65,914         56,030         31,316
  Assets                                  251,716        166,599        169,303
  Capital Expenditures                      8,325          3,589          2,671
  Depreciation and Amortization            10,126          9,896          9,133
Engineered Materials
  Net Sales                           $   207,198    $   202,073    $   201,868
  Operating Profit                         25,666         22,911         22,987
  Assets                                  102,035        103,276        101,069
  Capital Expenditures                      4,252          3,177          6,384
  Depreciation and Amortization             5,537          5,499          6,558
Crane Controls
  Net Sales                           $   129,676    $   131,127    $    87,973
  Operating Profit                         11,256         11,322          4,438
  Assets                                  125,433        128,523        122,353
  Capital Expenditures                      4,170          3,174          2,043
  Depreciation and Amortization             6,495          6,760          5,199
Merchandising Systems
  Net Sales                           $   172,847    $   183,082    $   168,543
  Operating Profit                         24,810         23,573         23,167
  Assets                                   91,529         88,936         87,846
  Capital Expenditures                      7,900          9,161          6,484
  Depreciation and Amortization             5,664          4,929          4,736
Wholesale Distribution
  Net Sales                           $   734,585    $   710,844    $   730,646
  Operating Profit                         29,492         25,032         20,007
  Assets                                  199,622        197,528        222,876
  Capital Expenditures                      3,368          1,451          2,580
  Depreciation and Amortization             6,362          6,534          6,493
Consolidated
  Net Sales
    Other                             $    10,587    $    11,520    $    12,501
    Intersegment Elimination              (17,803)       (16,248)       (18,877)
                                      -----------    -----------    -----------
    Total Net Sales                   $ 1,847,732    $ 1,782,310    $ 1,653,466
                                      ===========    ===========    ===========
  Operating Profit
    Other                             $       470    $      (629)   $      (749)
    Corporate                             (17,311)       (15,150)       (10,347)
    Intersegment Elimination                  121            136              8
                                      -----------    -----------    -----------
    Total Operating Profit            $   166,153    $   142,948    $   109,889
                                      ===========    ===========    ===========
  Assets
    Other                             $     7,100    $     8,099    $    12,608
    Corporate                              56,327         44,249         51,201
                                      -----------    -----------    -----------
    Total Assets                      $ 1,088,855    $   998,411    $ 1,008,045
                                      ===========    ===========    ===========

SEGMENT INFORMATION continued

Information by geographic segments follows:

(In thousands)                               1996           1995           1994
                                             ----           ----           ----
United States
  Net Sales                           $ 1,466,683    $ 1,428,495    $ 1,348,285
  Operating Profit                        162,533        143,672        114,091
  Assets                                  812,832        760,536        781,136
Canada
  Net Sales                           $   182,014    $   173,312    $   161,492
  Operating Profit                          4,731          3,094          2,623
  Assets                                   88,912         86,163         83,653
Other International
  Net Sales                           $   229,903    $   208,885    $   164,224
  Operating Profit                         16,200         11,332          3,522
  Assets                                  130,784        107,463         92,055
Consolidated
  Net Sales
    Interregional Elimination             (30,868)       (28,382)       (20,535)
                                      -----------    -----------    -----------
    Total Net Sales                   $ 1,847,732    $ 1,782,310    $ 1,653,466
                                      ===========    ===========    ===========
    Operating Profit
  Corporate                               (17,311)       (15,150)       (10,347)
                                      -----------    -----------    -----------
    Total Operating Profit            $   166,153    $   142,948    $   109,889
                                      ===========    ===========    ===========
  Assets
    Corporate                              56,327         44,249         51,201
                                      -----------    -----------    -----------
    Total Assets                      $ 1,088,855    $   998,411    $ 1,008,045
                                      ===========    ===========    ===========

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



/s/ D. S. Smith
D. S. Smith

Vice President--Finance and Chief Financial Officer



INDEPENDENT AUDITORS' REPORT


Deloitte &
Touche LLP
----------
       [LOGO]



TO THE SHAREHOLDERS OF CRANE CO.

We have audited the accompanying consolidated balance sheets of Crane Co. and its subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, cash flows and changes in common shareholders' equity for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Crane Co. and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP
Stamford, Connecticut

January 27, 1997

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

RESULTS OF OPERATIONS

Crane's 1996 results represented its best overall financial performance with sales, operating profit and net income reaching record levels. Net income was $92.1 million, or $2.01 per share. Operating profit was $166.2 million on sales of $1.85 billion. Cash flow (net income plus depreciation and amortization) totaled $141.5 million, allowing the company to invest $50.5 million in capital equipment and return $49.4 million to shareholders through dividends and stock repurchases.


CONSOLIDATED OPERATIONS

(In millions)                               1996          1995          1994
                                            ----          ----          ----

Sales                                    $ 1,847.7     $ 1,782.3     $ 1,653.5
Operating Profit                         $   166.2     $   142.9     $   109.9
as a percentage of sales                       9.0%          8.0%          6.6%
Net Income                               $    92.1     $    76.3     $    55.9
as a percentage of sales                       5.0%          4.3%          3.4%

        Total sales rose 4% in 1996, with sales increasing in Fluid Handling because of international growth and strong pump shipments, and in Aerospace because of higher demand and the acquisition of Interpoint. Total operating profit in 1996 increased more than $23 million, or 16.2%, with all business segments except Controls reporting profit gains. Increased sales volume, higher product margins and continued emphasis on cost controls contributed to the earnings growth.

        Net income in 1996 increased nearly $16 million, or 20.7%. Net interest expense declined nearly $4 million, or 16.1%, as a result of reduced debt levels and lower interest rates. Net capital gain on the disposition of assets was $3.0 million in 1996, compared to $11.3 million in 1995, which included a $9.4 million gain attributable to the sale of the company's investment in Mid Ocean Limited. In addition, the company incurred miscellaneous expense of $3.2 million, compared to $7.9 million in 1995, as a writedown of excess real estate to current market value resulted in a noncash charge of $4.4 million in 1995. The effective tax rate in 1996 was 36.5%, compared to 37.2% in 1995 because of greater utilization of foreign tax loss carryforwards.

        In 1995 total sales rose 7.8%, reflecting the impact of full-year results of 1994 acquisitions in Fluid Handling, Aerospace and Crane Controls. Operating profit rose $33 million, or 30%, with Aerospace contributing nearly $25 million of the gain. Aerospace's results reflect the full-year impact of the 1994 ELDEC acquisition, cost reduction initiatives, returns on earlier investments in production programs for new aircraft, and higher aftermarket demand.

        Net income in 1995 increased $20 million, or 36%. Net interest expense increased $4.3 million because of the full-year effect of debt incurred to finance the acquisitions in 1994. Net capital gain of $11.3 million compares to a gain of $1.7 million in 1994. Favorable tax treatment on higher export sales resulted in a 1995 tax rate lower than the rate of 38.7% in 1994. In addition, the company was unable to recognize the tax benefits on foreign tax losses in 1994.


FLUID HANDLING

(In millions)                                1996            1995          1994
                                             ----            ----          ----

Sales                                     $ 364.0         $ 343.8       $ 310.0
Operating Profit                             25.7            19.7          19.1
Operating Margins                             7.1%            5.7%          6.1%

        Fluid Handling consists of valve, pump and water treatment businesses. The Crane Valve business, with five manufacturing facilities in North America, as well as plants in the United Kingdom, Australia, Norway, China and Indonesia, sells a wide variety of commodity and special purpose valves and fluid control products for the chemical and hydrocarbon processing, power generation, marine, general industrial and commercial construction industries. Products are sold under the Crane, Jenkins, Pacific, Westad, Flowseal and Center Line brands. The Crane Pump business has six manufacturing facilities in the United States located in Ohio, Illinois, Pennsylvania, West Virginia and Michigan. Pumps are manufactured under the Deming, Weinman, Chempump, Burks, Chem/Meter, Barnes, Sellers and Process Systems brand names. Pumps are sold to a broad customer base, which includes chemical and hydrocarbon processing industries, automotive, municipal, industrial and commercial wastewater, power generation, commercial heating, ventilation and air conditioning industries and original equipment manufacturers (OEM). The water treatment business has a manufacturing facility in Pennsylvania and serves the water and wastewater treatment market. Its products are sold under the Cochrane name. The Fluid Handling group employs 3,000 people and had assets of $255.1 million at December 31, 1996.

        The increase in Fluid Handling sales of 5.9% in 1996 resulted from sales gains in both the valve and pump businesses. Valve group sales growth derived from international operations. Crane Ltd. in the United Kingdom experienced strong export sales which more than offset a weak domestic market. Crane Australia also benefited from strong export sales, mainly to Asia, as a result of its manufacturing joint venture in Indonesia, begun in the fourth quarter of 1995, which contributed $3.3 million to its overall sales gain. Crane Ningjin in China, another joint venture begun in the fourth quarter of 1995, shipped $2.8 million of product as the company continued to expand and strengthen its international presence. Pump business shipments increased 20% with the full-year impact of the Process Systems acquisition completed in the fourth quarter of 1995 contributing 50% of the increase. The continued success of new products, namely Chempump's NC Series self-diagnostic sealless pump and Barnes' pressure sewer pump systems, along with increased demand

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS continued


for most of the other pump product lines, contributed the other half. Valve sales in North America declined because of weak demand in cast steel and nuclear valves markets. In addition, the sale of Empire Foundry in the first quarter of 1996 negatively impacted North American sales comparisons by $4.4 million.

        Operating profit improved 30% in 1996 on stronger performances by Crane Australia and the pump and water treatment businesses. With significantly higher sales, Crane Australia returned to more normal profit margins from the depressed levels of a year ago. The pump businesses improved margins through higher production volume and wider acceptance of their new product lines. Cochrane's water treatment business recorded profitable results compared to a loss in the prior year, which was caused by one large project. The North American valve business, while profitable, experienced a slight but disappointing decline in operating profit because of lower sales volume. Recently, as part of the effort to dramatically improve margins, this business completed a reorganization of management by product line. The company believes the reorganization will provide greater focus and accountability, leading to improved results.

        Fluid Handling's order backlog at December 31, 1996 totaled $88.6 million, a $2 million decline from the prior year level.

        The 11% sales increase in 1995 resulted primarily from the April 1994 acquisition of Mark Controls. In addition, new product offerings by Crane Ltd. led to a 15% increase in shipments in a relatively flat market. Westad gained market share in 1995 by capturing a number of marine projects. Pump sales and North American valve sales each declined approximately 1%. Crane Australia's sales were essentially flat.

        Operating profit in 1995 increased 3.5% as a result of the market share gains at Crane Ltd. and Westad. Cost reductions from product line and manufacturing rationalizations led to improved operating margins at Crane Pumps & Systems. Lower valve margins in North America and Australia partially offset these favorable factors. The Mark Controls acquisition contributed marginally to the improvement.

        The company expects that Fluid Handling's results will continue to improve in 1997. This will come about through continued market expansion in Asia, growth of existing product lines in both the valve and pump businesses and new product introductions in the pump business.


Aerospace

(In millions)                               1996           1995           1994
                                            ----           ----           ----

Sales                                   $  246.7       $  216.2       $  160.8
Operating Profit                            65.9           56.0           31.3
Operating Margins                           26.7%          25.9%          19.5%


        Aerospace consists of ELDEC, the industry leader in design and manufacture of position indication and control systems; Interpoint, the industry leader in design and manufacture of thick-film hybrid DC-to-DC power converters, custom microcircuits and accessory products, for applications in the medical technology industry, as well as the aerospace, military and space industries; Hydro-Aire, the industry leader in design and manufacture of electronically controlled anti-skid and automatic braking systems, and Lear Romec, a supplier of oil lubrication and fuel boost pumps. Additional products manufactured by this group consist of proximity sensors, fuel flowmeters, high and low voltage power conversion systems, fuel and hydraulic pumps, coolant pumps and systems, valves, regulators and actuators for the commercial, business and military aerospace and space industries. Aerospace operates eight manufacturing facilities located in Washington, California, Ohio, England and Taiwan, and a small assembly facility in France. The Aerospace group employs 2,300 people and had assets of $251.7 million at year end.

        Aerospace sales increased 14.1%, or $30.5 million, in 1996. The Interpoint acquisition, completed in October of 1996, contributed $10 million to the sales gain, while ELDEC contributed $9.3 million, Hydro-Aire $7.1 million and Lear Romec $4.4 million. ELDEC experienced strong OEM sales of its proximity, low voltage and fuel flow product lines as aircraft production increased in 1996. ELDEC spare parts sales also increased as a result of higher aircraft utilization rates. Results from Grenson Electronics, which was acquired in the fourth quarter, were included with ELDEC with no material effect on that business's results. Hydro-Aire posted strong commercial OEM sales as a result of the increase in aircraft production, and strong aftermarket sales. Significant growth in the overhaul and repair segment, which benefited from improved customer service standards, contributed to the increase in aftermarket sales, along with the higher aircraft utilization rates. Lear Romec experienced gains in both the OEM market and aftermarket as it benefited from the increased aircraft production and higher demand for spare parts in the government sector.

        Aerospace operating profit increased 18%, or $9.9 million, in 1996 and margins improved to 26.7% from 25.9%. All units contributed to the increase. Higher shipment and production levels combined with process improvements at Lear Romec resulted in significantly higher margins. Profits from increased OEM and aftermarket sales at ELDEC more than offset higher development costs on the MD-95 and Global Express programs and costs related to a major business process reengineering project. Hydro-Aire's increased sales volume resulted in higher profits with slightly lower margins because of higher product and market development costs.

        Order backlog totaled $269 million at December 31, 1996, an increase of 28% from the prior year.

        In 1996, Crane continued to invest in developing products and technologies for specific aircraft applications, such as Bombardier Global Express, Gulfstream V, McDonnell Douglas MD-95, Boeing 737, 747, 757, 767, 777, Raytheon Premier, Canadair/RJX and Airbus A300, A310, A330. Additionally, ELDEC has undertaken a major reengineering project aimed at optimizing each business process. Under the project, the company will invest $10 million, over a two-year period, in state-of-the-art systems technology and engineering and manufacturing equipment, which will reduce costs, enhance revenues and improve customer service. These investments in the future, while dampening short-term results, are key to the company maintaining its leading positions in the aerospace industry.

        In 1995, sales rose a dramatic 34%, or $55.4 million, from 1994. Several factors contributed to the rise, including the full-year impact of ELDEC which was acquired in March 1994. Overall OEM shipments increased, particularly for the position indication and control systems and power systems products for the new Boeing 777 aircraft. Aftermarket sales increased 28% because of higher aircraft utilization rates by airlines, spare parts provisioning requirements for the Boeing 777 aircraft and increased focus on the overhaul and repair business by all three operating units.

        Operating profit in 1995 increased 79%, or $24.7 million, from 1994. Key to this increase was the restructuring of operations at ELDEC which, at the time of acquisition, was burdened with an inappropriately high cost structure. By consolidating facilities and reducing costs, the company was able to improve profit margins dramatically during 1995. While the aerospace industry experienced a downturn in the first years of the 1990s, the company placed a greater emphasis on cost control at Hydro-Aire and Lear Romec. This action led to higher profit margins as the industry began a recovery in 1995.

        It is expected that the aerospace industry will continue to experience a surge as production levels and airline utilization rates remain high over the next several years. Crane believes it is well poised to benefit from this trend. Its current market position, along with strategic acquisitions, investments in new product technology and continued cost reductions, will allow Crane to meet the challenges of increased competition and a highly concentrated customer base. In addition, the expansion of core technologies in the commercial wireless telecommunications and medical instruments markets promises excellent opportunity for future growth.


ENGINEERED MATERIALS

(In millions)                              1996           1995           1994
                                           ----           ----           ----

Sales                                   $  207.2       $  202.1       $  201.9
Operating Profit                            25.7           22.9           23.0
Operating Margins                           12.4%          11.3%          11.4%

        Engineered Materials consists of four principal operating units: Kemlite manufactures fiberglass-reinforced plastic panels at facilities in Arkansas and Illinois for transportation, recreational vehicle and commercial building products markets; Cor Tec manufactures fiberglass-reinforced laminated panels in its Ohio plant for use as structural sidewalls by the truck and trailer transportation industry; Resistoflex manufactures corrosion-resistant, plastic-lined pipes, fittings and valves at its North Carolina plant for the chemical processing and pharmaceutical industries and at its Singapore plant for the rapidly expanding Asian chemical processing industry and pharmaceutical industry. Crane Plumbing manufactures china, acrylic and steel plumbing fixtures at three plants in Canada for the Canadian construction industry. Engineered Materials had assets of $102 million at December 31, 1996 and employs 1,100 people.

        Sales improved 2.5% in 1996 with Resistoflex the largest contributor. Resistoflex sales grew by 30%, as the company's Asian operations, acquired in December 1995, secured significant contracts. In addition, an upturn in the domestic chemical processing industry resulted in increased demand in the lined pipe product line. Cor Tec saw a significant drop in sales because of a decline of approximately 25% in the truck and trailer transportation industry. For Kemlite, this decline in transportation was more than offset by strong sales in the recreational vehicle market, as fiberglass reinforced panels continued to displace aluminum.

        Engineered Materials operating profits increased 12%. Resistoflex posted significant profit gains on increased sales volume and significantly higher margins at its defense operations because of earlier investments in manufacturing technology and improved processes. Kemlite benefited from higher sales along with a change in product mix. Profits declined at Cor Tec and Crane Plumbing because of lower shipments.

        Order backlog at December 31, 1996 stood at $22.6 million, a slight increase from the prior year.

        Sales in 1995 were in line with the 1994 level, as strong sales to the truck and trailer transportation industry at both Kemlite and Cor Tec and major project wins at Resistoflex were offset by a 30% decline in the residential housing market in Canada and the transfer of plumbing brass products to the Controls group. In addition, sales were adversely impacted by a shortage of fiberglass, a key raw material in Kemlite's products, hurting Kemlite's ability to meet the demand from truck and trailer transportation manufacturers in the first half of the year.

        Operating profit in 1995 was in line with the 1994 level also. Productivity gains at Cor Tec and improved results at Resistoflex fully offset the impact of the drastic decline in Canada's residential construction market on Crane Plumbing, and the adverse margin impact of higher fiberglass and resin costs at Kemlite.

        During the fourth quarter of 1996, Resistoflex launched its new line of industrial hoses designed for a broad range of hazardous material applications. In addition, it relocated its Singapore manufacturing facility to serve the Asian chemical processing industry better. These actions, along with the expected continued strength in the chemical processing industry, augur well for 1997.


MERCHANDISING SYSTEMS

(In millions)                              1996            1995           1994
                                           ----            ----           ----

Sales                                   $   172.8       $   183.1     $   168.5
Operating Profit                             24.8            23.6          23.2
Operating Margins                            14.4%           12.9%         13.7%

        Merchandising Systems has two operating units: National Vendors, the industry leader in the design and manufacture of a complete line of vending merchandisers for the food/service vending market; and NRI, manufacturer of electronic coin validators in Buxtehude, Germany for the automated merchandising and gambling/amusement markets in

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS continued


Europe. National Vendors' products include electronic vending merchandisers for refrigerated and frozen foods, hot and cold beverages, snack foods, single-cup individually brewed hot drinks and combination vendors/merchandisers, designed to vend both snacks and hot/cold drinks, or snacks and refrigerated/frozen foods in one machine. National Vendors manufactures its products in a 463,000-square-foot, stateof-the-art facility in Missouri. In the U.S. and Europe, National Vendors' products are marketed directly to customers by company sales and marketing personnel, and in other international markets through independent distributors. Merchandising Systems employs 1,000 people and had assets of $91.5 million at December 31, 1996.

        The 1996 sales decline of $10.3 million consists of a $13.2 million decline at National Vendors and a $2.9 million increase at NRI. The decline at National Vendors resulted from the 1995 completion of the United States Postal Office contract, which contributed $5.4 million in sales in that year, and lower sales to national accounts in the U.S. market. Increased sales of the Cafe System "7" coffee service product and increased penetration in Latin American and Pacific Rim markets partially offset these adverse factors. Sales gains at NRI were the result of increased demand for coin validators throughout Europe.

        NRI increased profits through higher sales volume and improved margins stemming from its successful efforts to reduce production costs on certain high-volume validators. The lower sales volume and lower margins from international sales at National Vendors were partially offset by substantial productivity gains from its plant modernization program.

        Order backlog totaled $18.6 million at December 31, 1996, compared to $14.7 million at December 31, 1995. The company's lead times have been improved by the plant modernization program.

        Sales in 1995 were 9% higher than the 1994 level. The improvement resulted from a 40% increase in international shipments at National Vendors, market share gains for the Cafe System "7" and higher shipments of coin validators by NRI in Europe.

        Operating profit improved marginally in 1995. Although NRI operated at a profit for the first time since 1991, National Vendors' margins were lower because of increased promotional activities to entice new equipment purchases and strengthen the company's leading domestic market position. The margin decline was further compounded by the delayed completion of the plant modernization program.

        The decline in the U.S. vending merchandiser market is attributable, in part, to the use of refurbished machines. The company has taken aggressive action to counter this trend. Special pricing along with trade-in and financing programs have been offered to increase sales. In addition, the company continues to develop new products for emerging small and mid-sized location markets. The company expects that these actions, along with overall improvement in the European market, will result in greater sales volume and increased market share in 1997.


CRANE CONTROLS

(In millions)                              1996            1995           1994
                                           ----            ----           ----

Sales                                   $   129.7       $   131.1     $    88.0
Operating Profit                             11.3            11.3           4.4
Operating Margins                             8.7%            8.6%          5.0%

        Crane Controls manufactures products for use in a wide variety of specialized industrial applications where process control is required. Barksdale, with manufacturing facilities in California and Germany, produces pressure, level and temperature switches, transducers and directional control valves. Powers Process Controls produces electronic sensors, pressure balancing and control valves, and plumbing brass for both industrial and commercial markets at its Illinois facility. Azonix, located in Massachusetts, designs electronic data acquisition products and measurement and control systems for harsh industrial environments. Dynalco, in Florida, produces rotational speed sensors, instruments and control systems for use in industrial engines, natural gas production and pipelines, and agricultural and marine machinery. Ferguson manufactures a complete line of motion control products for transferring and positioning components in automated assembly processes. Ferguson has three domestic manufacturing facilities in Missouri, Mississippi and Michigan and one in Belgium. Crane Controls had assets totaling $125.4 million at December 31, 1996 and employs 860 people.

        Crane Controls' 1996 sales declined slightly to $129.7 million. Ferguson experienced lower sales across all product lines because of an overall softening in the markets it serves, most notably the packaging industry. Sales at Azonix were down slightly from the prior year with an unexpected weakness in the OEM product line. Sales gains at the other three Controls business units partially offset these declines. Powers Process Controls recorded the biggest sales gain, benefiting from the significant upturn in the U.S. construction market. Sales at Barksdale increased on the strength of higher shipments of its transducers in the U.S. and level products in Europe and the U.S., while sales at Dynalco improved as a result of higher demand in the agricultural OEM market.

        Operating profit in 1996 was essentially unchanged from the prior year. Profits at Ferguson Europe improved because of the benefits of consolidating its manufacturing facilities which was completed in 1995 and profits at Powers Process Controls improved because of increased sales volume. At Barksdale, profits were lower despite increased sales because of higher material costs of its level and transducer products relative to its other product lines. A change in product mix also resulted in lower margins at Azonix while higher margins minimized the sales shortfall at Ferguson U.S.

        On December 31, 1996, Crane Controls had a backlog of $25 million, which represented a 4% decline from the 1995 level.

        In 1995, sales increased 49%, reflecting, in part, the full-year impact of the April 1994 acquisition of Mark Controls, which included the operations of Barksdale, Powers Process Controls, Dynalco and Azonix. In addition, sales benefited from the February 1995 acquisition of Unimess GmbH, which brought a full line of solid state switches, transducers and indicating systems to Barksdale. Sales also benefited from the transfer of product line responsibility for plumbing brass products to Powers Process Controls from Crane Plumbing. Ferguson U.S. sales improved 9.1% because of high demand for its motion control products.

        Profits more than doubled in 1995 from the 1994 level. In addition to the Mark Controls acquisition and increased sales at Ferguson U.S., strong cost reduction initiatives contributed to the profit improvement. The plant consolidation at Ferguson Europe negatively impacted results in 1995, as did costs associated with the transfer of the plumbing brass products to Powers Process Controls.

        New product offerings and increased market penetration will be key to the success of Crane Controls in 1997.

Wholesale Distribution

(In millions)                              1996            1995          1994
                                           ----            ----          ----
Sales                                   $   734.6       $   710.8     $   730.6
Operating Profit                             29.5            25.0          20.0
Operating Margins                             4.0%            3.5%          2.7%

        Wholesale Distribution serves three end user markets. Huttig Sash & Door Company, the largest American wholesale distributor of windows, doors and specialty millwork, serves building product retailers, contractors and home remodelers. Huttig operates forty-four distribution centers located throughout the United States. Valve Systems and Controls, an industrial distributor of automated valves and related products located in Texas, serves the petrochemical, oil refining and pipeline transmission industries. Crane Supply, a distributor of pipes, valves, fittings, plumbing fixtures and related supplies, serves the industrial, municipal and institutional construction industries in Canada. Crane Supply operates thirty-five distribution centers located throughout Canada. The key success factors in Wholesale Distribution are customer service and effective inventory and cost management. This group had assets of $199.6 million at December 31, 1996 and employs 2,400 people.

      Wholesale Distribution sales increased $23.8 million, or 3.3%, in 1996, as sales at Huttig increased $24.2 million, because of growth in new home construction and an increase in residential remodel and repair spending throughout the United States. Crane Supply sales were essentially unchanged from the prior year. Weak sales in Quebec because of a depressed economy offset strong results in Alberta, where there was a marked improvement in the oil and gas market. Sales at Valve Systems and Controls declined $1.1 million as a result of the loss of a major supplier. Higher sales of manual valves to the petroleum industry minimized the adverse effect of the loss.

        1996 operating profit increased $4.5 million, or 18%, as Huttig's distribution and manufacturing businesses both posted strong results. Distribution operating profit improved on higher overall sales. Manufacturing operating profit increased significantly because of demand-related price increases, production efficiencies and higher sales of value-added products. At Crane Supply, productivity improvements and cost reductions resulted in higher margins. At Valve Systems and Controls, decreased sales and increased competitive pressures unfavorably impacted earnings.

        Total backlog at December 31, 1996 was $36.2 million, an increase of $10.3 million from the prior year.

        In 1995, sales declined 3% compared to 1994. Huttig experienced a 4.6% decline because of an 11% decline in single family home construction, the closing of a large but unprofitable branch in New Jersey, and an exit from the wood window manufacturing business at the end of 1994. The adverse impact of these factors was partially offset by the full-year contribution by the Prineville, Oregon wood molding operation acquired in May of 1994. Crane Supply experienced an 8% gain in sales reflecting the strength of the Canadian industrial markets it serves. Sales at Valve Systems and Controls increased slightly.

      Despite the sales decline, 1995 operating profit rose significantly. Crane Supply's increased emphasis on cost controls led to a dramatic improvement in profit margins. Valve Systems and Controls recorded a profit in 1995 compared to a loss in 1994 as a result of cost containment and a greater focus on sales of higher margin, value-added products. While Huttig's profits declined slightly on lower sales, its margins improved because of cost controls, as well as improved asset management and productivity gains made possible by its state-of-the-art management information system.

        It is expected that, in the current interest rate climate, 1997 housing activity in the United States will remain strong. It is also expected that the Canadian economy will improve. As such, Wholesale Distribution should post another strong year in 1997.


LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW

Operating activities in 1996 generated $122 million in cash flow, allowing the company to make debt repayments of $32 million and return $49.4 million to shareholders through dividends and share repurchases. This represents the third consecutive year that Crane has generated cash in excess of $100 million from operations.

        Although working capital increased because of higher sales, average working capital as a percentage of sales declined, resulting in a positive cash flow impact of $9.6 million. The improvement derives from better controls as a result of investment in management information systems and a compensation system which rewards higher returns on invested capital. The company expects that future working capital requirements for sales growth, geographic expansion and new product offerings will be, to a large extent, funded by continued improvement in working capital management.

        Net cash used for investing activities increased compared to the prior year, mainly because of increases in capital expenditures. Capital expenditures in 1996 totaled $50.5 million and primarily funded manufacturing and business process system projects. The company expects

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS continued


similar levels of capital spending over the next few years to continue to fund such projects. These projects are designed to reduce business process and manufacturing cycle times, increasing the company's ability to respond to customer needs.

        In other investing activities, the company used $2.7 million of cash to purchase Grenson Electronics of England. In addition, in a noncash transaction, it acquired Interpoint through the issuance of 1,094,312 shares of Crane common stock and assumption of $26 million of debt. In 1997, Crane plans to continue to seek acquisition opportunities that complement existing businesses, have leading positions in niche markets, and can generate cash returns greater than the cost of capital.

        Net cash used for financing activities in 1996 includes $26.7 million for the repurchase of more than 1 million shares of Crane common stock and $22.7 million for the payment of dividends. Debt repayments totaled $32 million and included a $19 million payment for debt assumed from the Interpoint acquisition. From the peak debt level at June 30, 1994, immediately following Crane's last 1994 acquisition, the company has repaid over $177 million in debt.


CAPITAL STRUCTURE

The following table sets forth the company's capitalization:
($ in thousands)                                           1996            1995
                                                           ----            ----
Short-term debt                                        $ 23,937        $ 15,359
Long-term debt                                          269,046         281,864
                                                       --------        --------
  Total debt                                            292,983         297,223
Less cash                                                11,579           5,476
                                                       --------        --------
  Total net debt                                        281,404         291,747
Shareholders' equity                                    462,669         374,729
                                                       --------        --------
Total capitalization                                    744,073         666,476
% of net debt to shareholders' equity                      60.8%           77.9%
                                                       --------        --------
% of net debt to total capitalization                      37.8%           43.8%
                                                       --------        --------

        Net debt to total capitalization declined significantly to 37.8% in 1996 because of strong earnings and repayment of debt.

        At December 31, 1996, the company had unused lines of credit in support of short-term borrowings of $235.5 million. Domestic lines of credit, which were uncommitted and unsecured, totaled $195 million. Foreign lines of credit totaled $40.5 million, of which $13.3 million was contractually committed and $27.2 million was uncommitted. All available short-term lines of credit are for borrowings up to 364 days and are renewable at the option of the lender.

        At December 31, 1996, the company had a $200 million contractually committed domestic long-term bank credit facility under which the company can borrow, repay, or to the extent permitted by the agreement, prepay loans and reborrow at any time prior to the termination date of August 2000. Proceeds may be used for general corporate purposes or to provide bridge financing for acquisitions. The agreement contains certain covenants, including limitations on indebtedness and liens. No loans were outstanding under this agreement at year end. In addition, the company's Canadian subsidiary was also party to contractually committed long-term lines of credit underwritten by banks in Canada. These facilities afford borrowings for up to $14.6 million, and on December 31, 1996, such loans outstanding totaled $6.6 million. Under a $300 million shelf registration filed with the Securities and Exchange Commission, $150 million in unissued debt securities remains registered.

        Crane is a party to a contractually committed off-balance sheet chattel paper financing facility which enables its National Vendors operation to offer various sales support financing programs to its customers. Recourse to Crane for all uncollectible loans made to National Vendors' customers by the banks under this agreement is limited.

        As of December 31, 1996, the company's senior unsecured debt was rated Baa2 by Moody's Investors Service. The company believes it has adequate access to both public and private credit markets to meet all of its operating and strategic objectives.


ENVIRONMENTAL

The company continues to be involved in various remediation actions to clean up hazardous wastes, as required by federal and state laws. As of December 31, 1996, the company has accrued nearly $16 million for estimated future environmental remediation costs. Not included in the accrual is the cost of cleaning one site for approximately $3.6 million, for which a full escrow was established when the property was acquired in 1993. The company spent nearly $2.5 million on environmental costs in 1996 as compared to $10.3 million in 1995. The 1995 expenditures include $7 million for settlement of Crane's liabilities in the San Fernando Valley Superfund sites in Burbank and Glendale, California. Crane expects to pay remediation costs of approximately $3.5 million in 1997. The annual level of future remediation expenditures is difficult to estimate because of the many uncertainties relating to conditions of individual sites as well as uncertainties about the status of environmental laws and regulations and developments in remedial technology. The required remedial actions being implemented or engineered are not, individually or in the aggregate, expected to be material.

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA (In thousands except per share data)

Years Ended December 31,                    1996         1995         1994         1993         1992
                                            ----         ----         ----         ----         ----
Net Sales                             $1,847,732   $1,782,310   $1,653,466   $1,310,205   $1,306,977
  Depreciation and Amortization           49,402       48,765       44,691       29,420       28,530
Operating Profit                         166,153      142,948      109,889       85,856       45,244
  Interest Expense                        23,420       26,913       24,171       11,396       14,464
Income Before Taxes                      145,020      121,468       91,227       79,818       38,689
Provision for Income Taxes                52,910       45,131       35,294       30,925       14,403
                                      ----------   ----------   ----------   ----------   ----------
Income from Operations                $   92,110   $   76,337   $   55,933   $   48,893   $   24,286
                                      ----------   ----------   ----------   ----------   ----------
Primary Net Income Per Common Share   $     2.01   $     1.67   $     1.24   $     1.08   $      .53
Cash Dividends Per Common Share       $      .50   $      .50   $      .50   $      .50   $      .50
Assets                                $1,088,855   $  998,411   $1,008,045   $  744,165   $  630,211
Long-Term Debt                        $  267,795   $  281,093   $  331,289   $  105,557   $  111,048
                                      ----------   ----------   ----------   ----------   ----------


QUARTERLY RESULTS FOR THE YEAR (In thousands except per share data)

                                                                          Quarter         Year
                                     First       Second        Third       Fourth         ----
                                     -----       ------        -----       ------
1996
Net Sales                       $  436,463   $  466,231   $  481,116   $  463,922   $1,847,732
Cost of Sales                      319,982      339,605      352,632      332,526    1,344,745
Depreciation and Amortization        9,710        9,718        9,872       10,146       39,446
                                ----------   ----------   ----------   ----------   ----------
Gross Profit                    $  106,771   $  116,908   $  118,612   $  121,250   $  463,541
Net Income                      $   18,208   $   22,104   $   26,889   $   24,909   $   92,110
Primary Net Income Per Share    $      .40   $      .48   $      .59   $      .54   $     2.01
                                ----------   ----------   ----------   ----------   ----------
1995
Net Sales                       $  432,578   $  451,479   $  453,344   $  444,909   $1,782,310
Cost of Sales                      323,458      332,763      336,860      323,240    1,316,321
Depreciation and Amortization       10,001        9,977        9,903        9,736       39,617
                                ----------   ----------   ----------   ----------   ----------
Gross Profit                    $   99,119   $  108,739   $  106,581   $  111,933   $  426,372
Net Income                      $   13,275   $   20,117   $   22,029   $   20,916   $   76,337
Primary Net Income Per Share    $      .29   $      .44   $      .48   $      .46   $     1.67
                                ----------   ----------   ----------   ----------   ----------

MARKET AND DIVIDEND INFORMATION-CRANE CO. COMMON SHARES

            NEW YORK STOCK EXCHANGE COMPOSITE PRICE PER SHARE   DIVIDENDS PER SHARE
            -------------------------------------------------   -------------------
                            1996                         1995     1996         1995
            --------------------       ----------------------   ------       ------
Quarter     High         Low           High           Low
            ----         ---           ----           ---
First      $29           $24           $20 5/8        $17 1/4   $.125         $.125
Second      29 5/8        25 7/8        25 3/4         20 1/8    .125          .125
Third       30 0/0        24            26 3/8         20        .125          .125
Fourth      31 1/2        27 7/8        25 5/8         21 7/8    .125          .125
                                                                $.50          $.50

On December 12, 1996, the company effected a three-for-two split of common stock.
All per share data prior to the split have been restated.
At December 31, 1996 there were approximately 6,000 holders of record of Crane Co. common stock.

SHAREHOLDER INFORMATION

CRANE CO. SHAREHOLDER DIRECT(R)

Copies of Crane Co.'s report on Form 10-K for 1996 as filed with the Securities and Exchange Commission as well as other financial reports and news from Crane Co. are available by calling 1-888-CRANE-CR (1-888-272-6327), 24 hours a day, 7 days a week. Visit Crane Co. on the Internet at http://www.shareholder.com/crane.


ANNUAL MEETING

The Crane Co. annual meeting of shareholders will be held at 10:00 A.M. on Monday, April 21, 1997 at the Sheraton Stamford Hotel, One First Stamford Place, Stamford, CT 06902.


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

        Crane Co. recognizes environmental management among its highest priorities throughout the corporation, and has established policies and programs which are integral and essential elements of the business plan of each of the business units. Additionally, Crane Co. has established the position of Vice President-Environment, Health and Safety, which is responsible for assuring compliance, measuring environmental performance and conducting regular environmental audits in order to provide appropriate information to the Crane Co. management team and to regulatory authorities.


STOCK TRANSFER AGENT AND REGISTRAR OF STOCK

First Chicago Trust Company of New York
Customer Service: 1-201-324-1225
Non-Postal Deliveries
525 Washington Blvd.
Jersey City, NJ 07310

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


FIRST CHICAGO TRUST COMPANY OF NEW YORK
Dividend Reinvestment Plan
Crane Co.
P.O. Box 2598
Jersey City, NJ 07303-2598

DIRECTORS

MONE ANATHAN, III

President, Filene's Basement Corp.
Retailer


E. THAYER BIGELOW, JR. (1,2)

President and Chief Executive Officer
Time Warner Cable Programming Inc.


ROBERT S. EVANS (1)

Chairman and Chief Executive Officer
of the Company


RICHARD S. FORTE (2)

President, Dawson Forte Cashmere Company
Importer


DORSEY R. GARDNER (2,3)

President, Kelso Management Company, Inc.
Investment Management


JEAN GAULIN (3)

Vice Chairman, President and Chief Operating Officer
Ultramar Diamond Shamrock Corporation
Refiner and Marketer of Petroleum Products


DWIGHT C. MINTON (1,3)

Chairman, Church & Dwight Co., Inc.
Manufacturer of Consumer and Specialty Products


CHARLES J. QUEENAN, JR. (2)

Partner, Kirkpatrick & Lockhart LLP
Attorneys at Law


BORIS YAVITZ (1,3)

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


MICHAEL L. RAITHEL

Controller


DAVID S. SMITH

Vice President, Finance and Chief Financial Officer



(1)     Member of the Executive Committee
(2)     Member of the Audit Committee
(3)     Member of the Organization and Compensation Committee

[LOGO]Crane

Crane Co.
Executive Offices
100 First Stamford Place
Stamford, CT 06902
(203) 363-7300

38