Form 10-K, Exhibit 13
period 1997-12-31
CRANE CO /DE/
filed 1998-03-27
CIK 25445

                                                                       Crane Co.
--------------------------------------------------------------------------------
                                                              1997 Annual Report

Table of Contents

Financial Highlights ..........................................................1
Letter to Shareholders ........................................................2
Crane at a Glance .............................................................6
Market Overview ...............................................................9
Consolidated Financial
  Statements .................................................................20
Notes to Consolidated
  Financial Statements .......................................................24
Management`s Responsibility
  for Financial Reporting ....................................................34
Independent Auditors` Report .................................................34
Management's Discussion and
  Analysis of Operations .....................................................35
Shareholder Information ......................................................39
Directors and Officers ...............................................Back Cover

                              Financial Highlights

=======================================================================================================
($ and shares in thousands except per share data)                 1997           1996      % Change
-------------------------------------------------------------------------------------------------------
Summary of Operations
      Net Sales                                             $2,036,831     $1,847,732         10.2%
      EBITDA(a)                                                255,054        217,842         17.1%
      Operating Profit                                         196,601        166,153         18.3%
      Income Before Taxes                                      175,837        145,020         21.3%
      Net Income                                               112,771         92,110         22.4%
      Cash Flow(b)                                             168,171        141,512         18.8%
-------------------------------------------------------------------------------------------------------
Per Share Data
   Basic
      Net Income                                            $     2.47     $     2.03         21.7%
      Cash Flow                                                   3.68           3.12         17.9%
   Diluted
      Net Income                                                  2.44           2.01         21.4%
      Cash Flow                                                   3.64           3.09         17.8%
   Dividends                                                       .50            .50
Average Basic Shares                                            45,710         45,356
Average Diluted Shares                                          46,256         45,733
-------------------------------------------------------------------------------------------------------
Financial Position at December 31,
      Assets                                                $1,185,893     $1,088,855          8.9%
      Net Debt                                                 284,966        281,404          1.3%
      Shareholders' Equity                                     532,544        462,669         15.1%
      Market Value of Equity(c)                              1,975,376      1,324,136         49.2%
      Market Capitalization(c)                               2,260,342      1,605,540         40.8%
-------------------------------------------------------------------------------------------------------
Key Statistics
      Sales per Employee                                    $      184     $      177
      Operating Profit as a % of Sales                            9.7%           9.0%
      Net Income as a % of Sales                                  5.5%           5.0%
      Return on Average Assets                                    9.9%           8.9%
      Return on Average Shareholders' Equity                     22.8%          22.6%
      Net Debt to Capital                                        34.9%          37.8%
-------------------------------------------------------------------------------------------------------

(a)  EBITDA is earnings before interest, taxes, depreciation and amortization.

(b)  Cash flow is net income plus depreciation and amortization.

(c) Market value of equity is number of shares of common stock times closing stock price. Market capitalization is market value of equity plus net debt.

 [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

Diluted EPS                                                           Dollars
-----------                                                           -------
1993                                                                   1.08
1994                                                                   1.24
1995                                                                   1.67
1996                                                                   2.01
1997                                                                   2.44

 [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

                                                                      Dollars
EBITDA                                                             (in millions)
------                                                             -------------
1993                                                                   121
1994                                                                   160
1995                                                                   197
1996                                                                   218
1997                                                                   255

 [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

                                                                      Dollars
Net Income                                                         (in millions)
----------                                                         -------------
1993                                                                    49
1994                                                                    56
1995                                                                    76
1996                                                                    92
1997                                                                   113


================================================================================
                                          1997 annual report     Crane Co     01

                             Letter to Shareholders

================================================================================

To Our Shareholders: Crane Co. achieved record sales and earnings for the fifth consecutive year in 1997, turning in the best performance in its history. For the first time, the company generated sales of more than $2 billion and net earnings in excess of $100 million.

Sales and earnings were boosted by acquisitions and the continuing strong performance of the Aerospace segment. Operating earnings rose 18% to a record $196.6 million on sales of $2.04 billion, up 10.2% from the $1.8 billion record set in 1996. Net income jumped 22% to $112.8 million from $92.1 million in the prior year. On a diluted per share basis, net earnings were $2.44 per share, compared with $2.01 in the prior year, a 21.4% gain on an increased number of shares outstanding.

Aerospace Leads Segment Performance

All six of Crane's business segments were solidly profitable in 1997, with four showing strong advances, particularly Aerospace. The global strength of the airline industry continued to benefit Crane's Aerospace companies, which supply a wide range of high-value, highly engineered products and systems to Boeing, Airbus and makers of regional and commuter airliners and business aircraft. The airline companies' continuing efforts to refurbish their existing fleets also enabled our Aerospace businesses to increase spare parts sales and expand repair and overhaul services.

                               [PHOTO]
                               Robert S. Evans
                               Chairman and
                               Chief Executive Officer

Our Fluid Handling, Engineered Materials and Merchandising Systems segments also showed good gains in both sales and operating earnings. The Controls segment reported slightly higher sales and earnings, while the Wholesale Distribution segment saw earnings dip in spite of a modest sales gain.

Five Companies Acquired

During 1997, Crane acquired five companies at a cost of $82 million, bringing to $500 million the company's investment in the acquisition of 18 companies since 1992. All five acquisitions fit well into existing Crane operations and thus contribute to our objective of broadening and enhancing our core businesses.

In March, our Kemlite Company, a leading manufacturer of fiberglass-reinforced plastic panels for various applications, acquired the transportation products business of Sequentia,


================================================================================
02     Crane Co     1997 annual report

================================================================================

Inc., of Grandview, Missouri, thereby increasing its market share in liner panels for truck bodies, trailers and containers. Polyvend, Inc., a Conway, Arkansas-based manufacturer of snack and food vending machines that our National Vendors unit acquired in March and subsequently integrated into its modern St. Louis facility, added an important new distribution capability to National Vendors' global vending machine business. In April, we acquired the nuclear valve business of Westinghouse's ITI MOVATS, which provides valve diagnostic equipment and valve services to the commercial nuclear power industry, and integrated it into Crane Valves' Nuclear Valve Division. In July, Huttig Sash & Door Company, our millwork and lumber distribution business, purchased MALLCO Lumber and Building Materials, a leading wholesale distributor in Phoenix, Arizona, strengthening Huttig's business throughout the region.

In the year's largest acquisition, we acquired various operations and product lines of Stockham Valves & Fittings, Inc., based in Birmingham, Alabama, in December. These product lines and manufacturing operations are being integrated into our Engineered Valve group, or our global bronze and iron valve organization, broadening those operations and improving manufacturing efficiency.

We divested one business in 1997, our Houston, Texas-based Valve Systems and Controls Division, a distributor of automated valves and control systems for the oil and gas, chemical processing and power generation industries.

--------------------------------------------------------------------------------

 [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

                                                                      Dollars
Cash Flow (Net income plus depreciation and amoritization)         (in millions)
----------------------------------------------------------         -------------
1993                                                                     78
1994                                                                    101
1995                                                                    125
1996                                                                    142
1997                                                                    168

Valve Businesses Restructured

During 1997 we reorganized our various valve manufacturing operations into two broad, globally oriented groups within our Fluid Handling segment in order to sharpen our product focus and capture economies of scale. The Commercial Valve division, headed by Dennis Taylor, Managing Director of Crane Ltd. in Ipswich, England, comprises our businesses in standard bronze and iron valves. In general, their products reach end-users through networks of distributors. The Engineered Valve division, headed by Paul Baldetti, President of Crane Valves, in Long Beach, California, encompasses our businesses that make custom-engineered valves and generally sell directly to end-users.

Financial Condition Strong

As we move forward in 1998, Crane's financial position is strong and continuing to improve. Overall, our operating margins improved to 9.7% in 1997 after a similar gain in the previous year, and there is room for further improvement. Not surprisingly, Aerospace's margins led the way again in 1997, with Fluid Handling, Engineered Materials, Merchandising Systems and Controls showing gains. Margins were down in Wholesale Distribution.

Our cash flow -- defined as net earnings plus depreciation and amortization -- rose 19% to $168.2 million, or $3.64 per share. In effect, it more than covered the cost of our acquisitions and of our stock repurchase program, in which we invested nearly $25 million to buy 650,000 shares at an average cost of $38 per share.


================================================================================
                                          1997 annual report     Crane Co     03

================================================================================

Our net debt to capital ratio, which declined from 43.8% in 1995 to 37.8% in 1996, continued to fall in 1997 to 34.9%. Our credit strength, coupled with our demonstrated ability to generate cash flow, positions us well to take advantage of attractive opportunities to increase shareholder value.

Six Sigma Program Launched

In previous reports we have discussed our EVA -- Economic Value Added -- incentive program, which continues to contribute to the improvement of our manufacturing and other operations as well as our financial results.

During 1997, we have become active participants in the Six Sigma program, a quality improvement program that we expect will yield improved margins and important competitive advantages in years to come. Six Sigma is an approach to statistical process control that sets as its goal a virtually defect-free performance in every one of a company's processes, whether manufacturing, distribution, cash management or customer service. Motorola developed it in order to survive against its quality-minded foreign competitors, and General Electric and AlliedSignal are among its most prominent exponents.

The program requires training cadres of team leaders, known as "black belts," whose assignment is to analyze processes and then to identify and execute projects that will reduce errors or defects, thereby gaining significant cost- or time-savings and increasing customer satisfaction. In so doing, they build teams and inculcate the Six Sigma culture. The first class of 20 Crane employees from various companies underwent intensive training in August and the second in January, at a cost of $1 million per class. We estimate that each of these "black belts" can save his or her company $400,000 per year, adding to our bottom line as well as strengthening the competitive position of every one of our businesses. The key to lasting results, of course, lies in changing the culture of the entire organization, getting everyone to think in terms of zero defects. We are committed to that goal, as are our companies' managements, and of course, our growing numbers of "black belts."

================================================================================

                             With the U.S. economy
                             continuing its steady
                           growth, and the aerospace
                              industry continuing
                          to expand, we are confident
                           that 1998 will see further
                               growth in Crane's
                              sales and earnings.

================================================================================

Outlook Positive

With the U.S. economy continuing its steady growth, and the aerospace industry continuing to expand, we are confident that 1998 will see further growth in Crane's sales and earnings. Much of this growth will be internally generated; some will come from acquisitions. While Asia's financial problems remain a concern, particularly insofar as they represent a potential threat to the global economy, we believe that the impact on our companies will be modest.

We continue to focus on improving our products and our individual businesses, and we view the combination of our EVA incentive program with Six Sigma as a powerful one that will help to position us for continuing, long-term growth.

In this fast-changing, competitive global economy, a talented, motivated work force is an indispensable asset, and we are grateful to our employees for their skill and dedication. We are grateful as well to our directors for their sound guidance and sharp focus on the interests of our shareholders, whose staunch support we continually strive to merit. We look forward to a very positive 1998.

Sincerely,

/s/ R. S. Evans

R. S. Evans
Chairman and
Chief Executive Officer
February 12, 1998


================================================================================
04     Crane Co     1997 annual report

================================================================================

                            We strive for a dominant
                           presence in niche markets.

                           We generate solid rates of
                         return on invested capital and
                           high levels of cash flow.

                           We use our cash effectively
                           to grow and strengthen our
                           existing businesses, and to
                            acquire new businesses.

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

 [THE FOLLOWING TABLE WAS REPRESENTED BY A PIE CHART IN THE PRINTED MATERIAL.]

Net Sales*
Wholesale Distributions                                                      37%
Fluid Handling                                                               19%
Aerospace                                                                    17%
Engineered Materials                                                         11%
Merchandising Systems                                                         9%
Crane Controls                                                                6%
Other                                                                         1%

 [THE FOLLOWING TABLE WAS REPRESENTED BY A PIE CHART IN THE PRINTED MATERIAL.]

Operating Profit*
Aerospace                                                                    41%
Merchandising Systems                                                        14%
Engineered Materials                                                         14%
Fluid Handling                                                               14%
Wholesale Distributions                                                      12%
Crane Controls                                                                5%
Other                                                                         0%

*    Before Intersegment Sales and Corporate Expenses


================================================================================
                                          1997 annual report     Crane Co     05

                                                          Crane at a Glance

====================================================================================================================================
      Fluid Handling               Business Unit                    Products                          Markets Served
====================================================================================================================================
                                   Crane Valves                     Gate, globe, check and ball       Hydrocarbon processing:
                                   North America                    valves made from bronze,          refining, petrochemical, oil
                                   Crane                            cast-iron, steel, stainless       and gas production and
                                   Pacific                          steel, titanium and special       distribution and chemical
                                   Flowseal                         corrosion-resilient alloys        processing
                                   Jenkins
                                   Center Line                      Wedge plug, non-lubricated        Power generation including
                                   Stockham                         plug valves                       nuclear applications
                                   Triangle
                                   Duo-Check                        HF acid valves                    Industrial, municipal,
                                                                                                      commercial and institutional
                                   Crane Nuclear, Inc.              Dual disc wafer check valves      construction, water and
                                   Kennesaw, GA                                                       sewage, building and
                                                                    High performance, and             engineering services
                                   Crane Ltd.                       resilient seat butterfly
                                   Ipswich, U.K.                    valves                            Pulp and paper

                                   Crane Australia                  Cryogenic valves                  Commercial heating,
                                   Pty., Ltd.                                                         ventilation and air
                                   Sydney, Australia                Valve diagnostics, repair,        conditioning (HVAC)
                                                                    contract maintenance and
                                   Stockham Valves, Ltd.            "in-line" services                Marine, cryogenic applications
                                   Belfast, N. Ireland
                                   Wigan, U.K.                      Pipe fittings

                                   Stockham Australia Pty.,
                                   Ltd.
                                   Thomastown, Australia

                                   Westad Industri A/S
                                   Geithus, Norway

                                   -------------------------------------------------------------------------------------------------

                                   Crane Pumps &                    Submersible wastewater and        Municipal, industrial and
                                   Systems, Inc.                    dewatering centrifugal, self-     commercial water and
                                                                    priming centrifugal,              wastewater, specialty
                                   Piqua, OH                        regenerative turbine,             industrial markets, original
                                   Barnes Pumps                     horizontal and vertical           equipment manufacturers (OEM),
                                   Burks Pumps                      turbine, sealed and sealless      power and construction,
                                   Deming Pump                      end suction and in-line           government contracts,
                                   Weinman                          centrifugal, split case, air      commercial HVAC, chemical
                                   Chempump                         operated diaphragm, metering      processing, pharmaceutical,
                                   Chem/Meter                       pumps and pumping systems         pulp and paper, and
                                   Process Systems                                                    hydrocarbon processing
                                   Sellers                          Rotary tank cleaners, steam
                                                                    injectors

                                   -------------------------------------------------------------------------------------------------

                                   Cochrane Inc.                    Water and wastewater treatment    Power/steam generation, pulp
                                   King of Prussia, PA              units and systems                 and paper, hydrocarbon
                                                                                                      processing and industrial
                                                                                                      chemical production

                                   =================================================================================================


================================================================================
06     Crane Co     1997 annual report

====================================================================================================================================
          Aerospace                Business Unit                    Products                          Markets Served
====================================================================================================================================
                                   ELDEC Corporation                Position indication and           Commercial, business and
                                   Lynnwood, WA                     control systems, proximity        military aerospace, military
                                                                    sensors, pressure sensors,        marine, telecommunications
                                                                    mass fuel flowmeters, power
                                                                    conversion systems

                                   -------------------------------------------------------------------------------------------------

                                   Hydro-Aire, Inc.                 Aircraft brake control and        Commercial transport, business
                                   Burbank, CA                      antiskid systems, including       and commuter, general
                                                                    electro-hydraulic servo valves    aviation, military and
                                                                    and manifolds, embedded           government aerospace, repair
                                                                    software and redundant,           and overhaul
                                                                    ruggedized electronic
                                                                    controls, hydraulic control
                                                                    valves and landing gear
                                                                    sensors, fuel pumps

                                   -------------------------------------------------------------------------------------------------

                                   Lear Romec                       Lubrication and fuel pumps for    Commercial and military
                                   Elyria, OH                       aircraft, aircraft engines and    aerospace, defense industry
                                                                    radar cooling systems

                                   -------------------------------------------------------------------------------------------------

                                   Interpoint Corporation           Standard and custom miniature     Commercial, space and military
                                   Redmond, WA                      (hybrid) DC-to-DC power           aerospace, defense industry,
                                                                    converters and custom             medical industries including
                                                                    miniature (hybrid) electronic     implantable medical devices
                                                                    circuits                          and industrial markets

====================================================================================================================================
       Engineered Materials
===================================
                                   Kemlite                          Fiberglass-reinforced plastic     Recreational vehicle, truck
                                   Company, Inc.                    (frp) panels used as sidewalls    trailer and commercial
                                   Joliet, IL                       and roofs for recreational        construction
                                                                    vehicles, interior wall liners
                                                                    and roofs for truck trailers,
                                                                    and wall and ceiling systems
                                                                    for commercial construction

                                   -------------------------------------------------------------------------------------------------

                                   CorTec                           Fiberglass-reinforced             Trucks and truck trailers,
                                   Washington Court House, OH       laminated composite panels for    special-purpose trailers,
                                                                    transportation, construction      marine houseboats and general
                                                                    and marine applications           construction

                                   -------------------------------------------------------------------------------------------------

                                   Resistoflex                      Corrosion resistant               Pharmaceutical, chemical
                                   Marion, NC                       plastic-lined pipe, fittings,     processing, pulp and paper,
                                                                    tanks, valves, expansion          ultra pure water, waste
                                                                    joints and hose assemblies,       management industries,
                                                                    high performance aerospace        military and aerospace
                                                                    fittings for operating            contractors
                                                                    pressures to 8,000 psi

                                   -------------------------------------------------------------------------------------------------

                                   Crane Plumbing                   Plumbing fixtures                 Residential, industrial,
                                   Montreal, Quebec                                                   commercial and institutional
                                                                                                      construction in Canada

                                   -------------------------------------------------------------------------------------------------

                                   Polyflon                         Microwave laminates, circuit      Wireless communications,
                                   Norwalk, CT                      processing, high voltage RF       magnetic resonance imaging,
                                                                    capacitors, radomes               microwave and radar system
                                                                                                      manufacturers

                                   =================================================================================================


================================================================================
                                          1997 annual report     Crane Co     07

                                                          Crane at a Glance

====================================================================================================================================
      Merchandising Systems        Business Unit                    Products                          Markets Served
====================================================================================================================================
                                   National Vendors                 Electronic vending                Automated merchandising
                                   Bridgeton, MO                    merchandisers for refrigerated
                                                                    and frozen foods, hot and cold
                                                                    beverages, snack foods, coin
                                                                    and currency changers

                                   -------------------------------------------------------------------------------------------------

                                   National Rejectors, Inc.         Electronic coin validators and    Automated merchandising
                                   GmbH (NRI)                       changers, chip card cashless
                                   Buxtehude, Germany               payment systems

====================================================================================================================================
      Wholesale Distribution
===================================
                                   Huttig Sash & Door Company       Distributor of doors, windows,    Building product retailers,
                                   Chesterfield, MO                 millwork, specialty               contractors and home
                                                                    construction materials and        remodeling
                                                                    related products

                                   -------------------------------------------------------------------------------------------------

                                   Crane Supply                     Distributor of pipe, valves,      Industrial, municipal,
                                   Montreal, Quebec                 fittings and plumbing fixtures    commercial and institutional
                                                                    and hydronic heating products     construction, MRO markets and
                                                                                                      integrated supplies

====================================================================================================================================
            Controls
===================================
                                   Barksdale, Inc.                  Solid state and                   Manufacturers of compressors,
                                   Los Angeles, CA                  electro-mechanical pressure       machine tools, trucks, oil and
                                                                    switches and transducers,         gas exploration, spa heaters,
                                                                    level switches and continuous     compactors, bailers and heat
                                                                    level indicators, temperature     tracing equipment
                                                                    switches and directional
                                                                    control valves

                                   -------------------------------------------------------------------------------------------------

                                   Powers Process Controls          Water mixing and thermal shock    Light commercial and
                                   Skokie, IL                       protection shower systems,        institutional facilities,
                                                                    commercial and residential        residential plumbing brass,
                                                                    plumbing brass, correctional      chemical processing, food
                                                                    water controllers, process        processing, pharmaceuticals,
                                                                    controllers and                   water and wastewater treatment
                                                                    instrumentation, process
                                                                    control valves and temperature
                                                                    regulators

                                   -------------------------------------------------------------------------------------------------

                                   Dynalco Controls                 Rotational speed sensors,         Industrial engine
                                   Ft. Lauderdale, FL               speed, temperature and            manufacturers and users,
                                                                    pressure instruments and          natural gas pipelines and
                                                                    monitors for rugged               utilities, construction,
                                                                    environments, microprocessor      marine and agricultural
                                                                    based engine and mechanism        equipment manufacturers
                                                                    controls

                                   -------------------------------------------------------------------------------------------------

                                   Azonix Corporation               Operator interfaces and           Oil and gas service,
                                   Billerica, MA                    measurement and control           petrochemical, chemical,
                                                                    systems for hazardous and         pharmaceutical and metal
                                                                    harsh applications,               processing
                                                                    intelligent data acquisition
                                                                    products, high-precision
                                                                    thermometers and calibrators

                                   -------------------------------------------------------------------------------------------------

                                   Ferguson                         Mechanical and electronic         Assembly, packaging,
                                   St. Louis, MO                    index drives, rotory tables,      processing and metal working
                                                                    pick-and-place robots,            machinery manufacturers for
                                                                    precision synchronous in-line     the automotive, beverage,
                                                                    transfer machines, press          food, health care, and
                                                                    feeds, clutches and custom        electronic industries
                                                                    cams

====================================================================================================================================
              Other
===================================
                                   Crane Defense                    Specialized handling systems,     Military and commercial
                                   Conroe, TX                       elevators, winches, ground        shipbuilding, offshore oil
                                                                    support equipment, cranes and     rigs, commercial and
                                                                    related electronics               industrial precision
                                                                                                      fabrication

                                   =================================================================================================


================================================================================
08     Crane Co     1997 annual report

                                 Market Overview

================================================================================

                                Crane's more than

                            thirty businesses report

                         their results in six segments:

                           Fluid Handling, Aerospace,

                             Engineered Materials,

                             Merchandising Systems,

                                  Controls and

                             Wholesale Distribution.

                            In the pages that follow,

                            we discuss these results,

                         along with the events, trends,

                               market dynamics and

                             management initiatives

                              that influenced them.


================================================================================
                                          1997 annual report     Crane Co     09

                                 Market Overview

================================================================================

Fluid Handling

Segment Gains

(in millions)                                             1997             1996
--------------------------------------------------------------------------------
Sales                                                   $394.2           $364.0
--------------------------------------------------------------------------------
Operating Profit                                          30.0             25.7
--------------------------------------------------------------------------------
Operating Margins                                          7.6%             7.1%
--------------------------------------------------------------------------------

Crane's Fluid Handling segment, comprised of its valve, pump and water treatment system businesses, generated a 16% increase in operating profits in 1997 on an 8% gain in sales. The sales and earnings gains were derived principally from strong results at Crane Pumps & Systems and from the Crane Valve Group's April 1 acquisition of Movats, a provider of valve diagnostic products and services to the nuclear power industry.

Operating profits of $30.0 million were $4.3 million above the 1996 level. Sales were $394.2 million, an increase of $30.2 million. Overall operating margins improved to 7.6% of sales in 1997 from 7.1% in 1996. The backlog of $113 million is $24 million over 1996.

Valve Businesses Gain

The reorganization of Crane's global valve businesses to rationalize sources and focus on products on a global basis, began to show results in 1997. At Crane Valves, based in Long Beach, California, significant margin improvements in cast steel and butterfly valves and the continued ramp-up of the valve manufacturing joint venture in China contributed to profit gains, as did increased sales of hydrofluoric acid valves.

The acquisition of Kennesaw, Georgia-based Movats from Westinghouse provided a strong contribution to sales and earnings in 1997 and should solidly enhance the nuclear valve division's 1998 results.

In the United Kingdom, Crane Ltd.'s domestic valve sales were depressed by consolidation among major customers, partially offset by new business. Export sales were hurt by the strength of the British pound and a lack of new orders from certain existing customers in Europe and the Middle East. Margins and operating profits also declined, in part because of costs associated with the company's continuing re-engineering program.

Crane Australia enjoyed strong gains in sales and operating profits in 1997, primarily because of increased exports to Southeast Asia. The company shipped its largest-ever order in Malaysia during the year. Gains in market share in Indonesia and Malaysia and higher sales of cast steel valves more than offset a softening of the Australian market and declines in sales of forged steel, alloy and cast iron valves. Indonesia's currency devaluation reduced Crane's manufacturing operation there to break-even status.

Westad, Crane's Norwegian valve manufacturer, reported higher sales, but operating profits declined, reflecting the cost of ramping up for increased volume, as well as a less-favorable product mix and higher warranty expenses. Orders for high-value titanium valves for special industrial applications and a series of contracts from shipbuilders for LNG valves, increased Westad's sales, as did the overall strength of the marine market.

Crane's global valve business was significantly changed by the December acquisition of most of the assets and operations of Stockham Valves & Fittings, Inc., of Birmingham, Alabama. The result will be to increase Crane's bronze and iron volumes, improving economies of scale and efficiency, and expanding Crane's offerings of engineered valves such as Triangle cast steel, wedge plug and wafer check valves.

The global business has been reorganized into two groups. The Engineered Valve Group includes Crane's butterfly valve businesses (Flowseal, Center Line and Westad), its cast steel valve businesses (Pacific Valve, Crane and now Triangle), and the Nuclear Services business, and the newly acquired wafer


================================================================================
10     Crane Co     1997 annual report

================================================================================

check and wedge plug valves. The Commercial Valve Group comprises commercial bronze and iron valves worldwide, and includes Crane Ltd., casting and manufacturing operations in Brantford, Ontario and Washington, Iowa, and a new Birmingham, Alabama-based distribution operation.

Improved Results at Pump
Companies

Crane Pumps & Systems translated a small sales gain into a second year of record profits as a result of a more favorable product mix, price increases and higher margins derived from outsourcing and continuous improvement activities. The company's brands are leaders or strong contenders in niches within major municipal, military and industrial markets.

While total bookings increased modestly, total backlog enjoyed substantial growth.

Chempump, the leader in sealless canned motor pumps, had lower sales and earnings in 1997 after a record year in 1996. The sales decline reflected an industry shift from standard pumps to more customer-specific engineered pumps, which require longer lead times. However, bookings and backlog increased in 1997, primarily in engineered pumps.

Water Treatment Business

Cochrane, Inc., had flat earnings in 1997 on slightly higher sales. Cochrane reported significant gains in bookings and backlog.

Outlook

Continuing cost reduction programs, along with the increased manufacturing efficiency and product focus generated by the reorganization in 1997, should benefit Crane's valve businesses in 1998. Asia's financial problems may impact some businesses: Westad, some of whose marine valves go to Korean shipbuilders; and Pacific Valve which has a portion of its business serving the power generation market in Asia. In addition, devalued currencies in various Asian countries can be expected to increase competition from manufacturers in the region.

================================================================================

Aerospace Segment Shows
Strong Growth

(in millions)                                           1997               1996
--------------------------------------------------------------------------------
Sales                                                 $343.9             $246.7
--------------------------------------------------------------------------------
Operating Profit                                        90.1               65.9
--------------------------------------------------------------------------------
Operating Margins                                       26.2%              26.7%
--------------------------------------------------------------------------------

The Aerospace segment was a star performer for Crane again in 1997, with operating profits gaining 37% on a 39% increase in sales. The continuing strength of the commercial air transport industry was the driving force in this performance, along with a full year's results from Interpoint, acquired in October, 1996. Segment sales were $343.9 million, up from $246.7 million in 1996, while operating profits rose from $65.9 million to $90.1 million.

Operating profit margins declined slightly to 26.2% as 1997 results included Interpoint for the whole year. Interpoint's margins are historically lower than the other Aerospace businesses. The backlog increased to $297.4 million up $28.5 million from 1996.

Sales and Profits Advance
at ELDEC

ELDEC, the segment's largest business, reported strong growth in sales and operating profits, maintaining its solid margins despite investing heavily in R & D and implementation of a new enterprise resource planning system. Total bookings and year-end backlog were well above year-earlier figures. ELDEC's proximity sensing and control systems, aircraft electrical power systems, power conversion products and flowmeters are found on most of the aircraft being built in the world. In addition to supplying all major OEMs, ELDEC has strong aftermarket sales to the airlines and other operators.


================================================================================
                                          1997 annual report     Crane Co     11

                                Market Overview

================================================================================

ELDEC won orders for its proximity sensing systems or power systems on almost all of the new aircraft launched during 1997. The company won proximity sensing systems business on the Raytheon Hawker Horizon business jet and the Boeing MD-10 upgrade for Federal Express, as well as on the Canadair RJ-700, a new 70-seat regional jet, and a battery system for the MD-95. The company has also completed development of a new battery system that is now being installed in all new generation Boeing 737 and 747 aircraft.

ELDEC's sales of power conversion products for avionics systems dipped in 1997 as several military programs ended, but a shift to commercial applications is expected to increase demand in 1998. The company's advanced power supply and power conversion technology for telecommunications applications is a small but high-potential portion of its business.

Boeing Derivatives
and Aftermarket Boost
Hydro-Aire

Hydro-Aire's outstanding performance was driven primarily by sales of braking systems for Boeing aircraft, including the latest derivatives in Boeing's 737 series, which continue to gain market share. Aftermarket sales showed continued strong growth, as did sales of repair and overhaul services. Military sales, mainly braking systems for the C-17 and Lockheed C-130J transports, also increased.

Strength in the business and commuter jet market, where Hydro-Aire has a strong market position, and demand for Hydro-Aire offerings of centrifugal pumps also contributed to the improved results.

Hydro-Aire upgraded its facilities to expand production and committed to a major enterprise resource planning installation to provide real-time data access and improve administrative and manufacturing efficiency. The company also invested heavily in employee training, receiving ISO-9001 certification and achieving Boeing's newest quality standard.

Progress at Lear Romec

Lear Romec, a leading supplier of aircraft lubrication and scavenge pumps and centrifugal fuel pumps, achieved a solid profit gain on essentially flat sales. Bookings gained 10%, despite a sharp drop in government spares orders after a strong 1996. Increased marketing and support efforts boosted sales in the repair and overhaul business, and higher sales of pumps for Hawk missile systems and initial provisioning sales to airlines increased aftermarket sales. Sales of engineering services also gained, but overall OEM unit sales declined because of lower military sales.

Lear Romec improved its overall margins by aggressively cutting costs and by improving its production efficiency with automated equipment and cell manufacturing techniques. The company is also applying engineering and manufacturing resources to support Hydro-Aire's line of high performance centrifugal fuel pumps.

Strong Showing for
Interpoint

Interpoint, which makes proprietary high density power converters and microminiature integrated circuits, turned in strong sales and earnings gains in its first full year as a Crane company. Operating profits were affected by integration costs, a new wage structure, and the expense of implementing new systems for materials requirements planning and cost accounting. Bookings and year-end backlog increased significantly. All three


================================================================================
12     Crane Co     1997 annual report

================================================================================

market subsegments within its military/aerospace segment gained, with aerospace driven by suppliers' efforts to meet demand from Boeing and the military market benefiting from increased spending for replacement and upgrading of electronic systems. Semiconductor manufacturing also saw a sustained uptrend.

Sales also increased in the medical segment, Interpoint's second largest business, where Interpoint has a dominant market share for implantable microelectronic devices. Backlogs for implantable hearing assist, insulin pump and surgical instrumentation products increased.

Interpoint's standard power converters for space applications continued to find increasing use in scientific work -- the Hubble space telescope has 60 Interpoint converters, for example -- and in the fast-growing telecommunications industry.

Outlook

Crane's Aerospace businesses are positioned for another strong year in 1998. Commercial aviation is continuing to expand, government and military spending for new aircraft, upgraded systems and spares remains solid, and all four companies continue to win most of the orders for which they compete. The markets for Crane's products in medical and space electronics are vibrant. In addition, each company continues to focus on streamlining its manufacturing and business processes and improving quality.

================================================================================

Engineered Materials
Segment Reports
Higher Profits

(in millions)                                           1997               1996
--------------------------------------------------------------------------------
Sales                                                 $225.6             $207.2
--------------------------------------------------------------------------------
Operating Profit                                        30.1               25.7
--------------------------------------------------------------------------------
Operating Margins                                       13.3%              12.4%
--------------------------------------------------------------------------------

The Engineered Materials segment achieved 17% higher profits in 1997 on a 9% increase in sales. Strong sales and earnings gains at Kemlite, the segment's largest business, and improved profitability at Crane Plumbing were the principal elements in this result.

Operating profit margins improved to 13.3% compared to 12.4% in 1996. Backlog increased to $29 million at December 31, 1997 compared to $23 million in 1996.

Kemlite Increases Earnings,
Market Penetration

Stronger market conditions helped three of Kemlite's four market segments to increase sales and earnings.

In the transportation segment, Kemlite's market-leading fiberglass-reinforced plastic liner panels and translucent roof panels for truck trailers and trucks turned in a 28% increase in sales. More than half of the increase stemmed from the March acquisition of the assets of a competitor, Sequentia, which helped increase Kemlite's market share. Kemlite also benefited from the continuing trend toward substitution of translucent fiberglass-reinforced plastic for aluminum in truck and trailer roof applications. In addition, a 20% increase in the dry van truck/trailer market increased roof panel sales. This market is expected to increase modestly in 1998. Kemlite's sales of frp panels for sidewalls and roofs on motorhomes and recreational trailers increased by 10%, largely because of OEMs' shift away from aluminum. Kemlite is the solid leader in a market expected to grow by 4% in 1998.

International sales rose by 25% on increased sales to several large accounts, and in international markets, generally, the company's business is expanding rapidly, as the widespread growth of fast food franchising has increased opportunities for Kemlite's building products, and growing truck/trailer markets have proven receptive to frp liner and roof panels.


================================================================================
                                          1997 annual report     Crane Co     13

                                Market Overview

================================================================================

Kemlite focused in 1997 on increasing capacity by improving plant efficiency, and in early 1998 expects to expand capacity in its Jonesboro plant with a new frp manufacturing line.

Sales Gain at CorTec

CorTec, which operates in a related field, reported a 7% sales gain, but start-up costs on a new product resulted in flat earnings. Shipments into Canada more than doubled, and panel sales to truck body manufacturers also increased sharply. Demand for longer trailer panels fell by 10%, reflecting lower frp production at CorTec's largest customer.

During 1997, CorTec successfully pilot-tested its new Encor(R) product, in which a proprietary, resin-based foam, rather than plywood, is laminated between layers of fiberglass-reinforced plastic. This laminate, which can be manufactured as a single 10-foot-wide structural panel up to 55 feet long, is intended to replace plywood and metals in many composite panel applications. It was well received, particularly for use in truck bodies and specialty applications such as horse trailers, and CorTec is ahead of its original roll-out schedule.

CorTec was chosen to supply frp panels for over 2,000 new trailer units for the U.S. Postal Service in 1998, and with its second-highest year-end backlog in a decade, the company expects continued growth in both transportation and specialty markets in 1998.

Earnings Flat at
Resistoflex

Resistoflex reported flat earnings on lower sales in 1997, as a fall-off in project business in economically troubled Southeast Asia squeezed the company's fledgling operations there and the company's plastic-lined pipe and fittings faced soft domestic markets. Its aerospace business, primarily domestic military sales, increased significantly, however, and overall margins improved, making possible an earnings performance level with 1996 results.

Resistoflex maintains a market leadership position in corrosion-resistant plastic-lined pipes and fittings and continues to strengthen that position by investing in new machinery, which is expected to pay off in improved manufacturing costs, faster customer response, and increased productivity. In 1998, Resistoflex plans to upgrade its business operating system, which should improve efficiency, and will begin to benefit from the roll-out of the full line of hose products. The company expects strong demand for its products will continue in the U.S. military market with weak demand persisting in the domestic industrial and Asian markets.

Progress at Crane
Plumbing

Crane Plumbing, which manufactures plumbing fixtures for both the new construction and repair and renovation segments of Canada's residential, industrial, commercial and institutional construction markets, improved its profitability on a 6% sales increase, essentially breaking even after a loss in 1996.

Although a slowdown in commercial construction, coupled with a shift in demand toward lower-priced residential bathware products, led to a net decline in prices; the company showed an improvement in earnings performance over 1996. Contributing to the company's improved performance was the turnaround of the Acrylics operation and the automation of a number of operations at its Steelware facility.


================================================================================
14     Crane Co     1997 annual report

================================================================================

Polyflon Gains

Polyflon, Crane's smallest company, increased its sales, raising margins and operating profits. Polyflon expects continued growth in 1998.

Outlook

A strong domestic economy and continuing near-term growth in demand in truck and trailer markets should benefit both Kemlite and CorTec in 1998. Crane Plumbing's prospects are brightened by Canada's improving economy. Resistoflex's 1998 results hinge on domestic sales of military and industrial products, including its new hose line.

Sales, Earnings Edge Up
in Controls Segment

(in millions)                                           1997               1996
--------------------------------------------------------------------------------
Sales                                                 $131.5             $129.7
--------------------------------------------------------------------------------
Operating Profit                                        11.6               11.3
--------------------------------------------------------------------------------
Operating Margins                                        8.9%               8.7%
--------------------------------------------------------------------------------

The Controls Segment had a modest increase in operating profits in 1997 on a small sales increase. The five companies in the segment reported combined sales of $131.5 million, up 1%, and operating earnings of $11.6 million, a gain of 3% that reflected slightly improved operating margins.

Barksdale Sales Up But
Operating Profits Flat

Barksdale increased its penetration of the market for truck and bus ride leveling systems and expanded its presence in the resurgent U.S. "oil patch," but operating profits were flat despite a 6% sales gain. Backlog and bookings rose in 1997.

Barksdale continued to invest in manufacturing improvements and new product development, and successfully introduced new integral actuator valves and explosion-proof pressure switches for offshore oil production platforms. Domestic oil exploration and production, Barksdale's largest market before that industry's near-collapse in the mid-1980s, has rebounded, and is expected to remain a strong market for Barksdale's control valves and pressure switches.

Barksdale's German subsidiary has a strong presence in the important European market. Although it had productivity gains, flat sales and an unfavorable currency translation rate offset these gains.

Barksdale looks for improved results in 1998 on the basis of its higher year-end bookings trend, the expected strengthening of European markets, the impact of manufacturing improvements and the positive reception anticipated for a number of new products. These include an environmentally safe overfill protection device for large storage tanks, solid state pressure switches for severe duty equipment, such as machine tools, and specialized level-measuring switches for the process and power generation industries.

Ferguson's Sales Dip

Sales and profits declined in 1997 at Ferguson, which makes custom cams, index drives, special robots and other mechanical devices for machinery manufacturers. Despite product margin gains, profits slipped as a result of reduced project business in 1997, the cost of closing its Detroit manufacturing plant and other reorganization expenses. Year-end backlog in the U.S. rose 11% on a surge in orders late in the year. The gains reflected new sales and marketing initiatives and increased penetration of the processing and packaging segments. Ferguson's European operation in Brussels increased profits through margin improvements and new sales and marketing efforts. Orders were higher at year-end. Ferguson expects sales and earnings gains in both operations in 1998.


================================================================================
                                          1997 annual report     Crane Co     15

                                Market Overview

================================================================================

Mixed Year for Powers
Process Controls

Powers Process Controls had lower sales and earnings primarily because of weak commercial markets in Canada and increased expenses that offset gains in the company's commercial non-residential plumbing business in the U.S.

Powers expects some improvement in 1998 in Canadian commercial and institutional construction markets and in U.S. industrial and commercial construction markets. Six large orders resulted after a major engineering firm specified Powers equipment as standard for wastewater treatment plants. Powers will introduce several significant new products in 1998, and expects to strengthen margins through its cell manufacturing and cost reduction programs.

Rapid Growth at Azonix

Azonix turned in an especially strong performance in 1997, aided by an expanding oil exploration industry. Profits more than doubled on a 33% sales increase. Strong engineering capabilities have enabled Azonix to attain a leadership position with man machine interface (MMI) products in the oil and gas exploration industries. The company's rugged MMI products, specifically designed for hazardous or harsh environments, were the largest gainer for Azonix in 1997, and strong bookings suggest further growth in 1998. Drilling operators rely on MMI systems for real-time information as they drill. Azonix's products are built to withstand weather extremes ranging from North Sea cold to scorching desert heat, as well as the shock and vibration inevitable with truck-mounted drilling equipment. Safety issues are also paramount, particularly for equipment used in oil and gas production and in petrochemical processing and refining.

The company added three regional sales managers in 1997 and looks for strong sales gains in 1998.

Dynalco Reports Record
Sales, Lower Earnings

Dynalco Controls had higher sales and bookings in 1997, both setting new records. A less favorable product mix resulted in slightly lower margins and operating profits.

Sales of Dynalco's instruments and controls to equipment OEMs were strong, offsetting a small decline in the agricultural OEM sector that reflected a cyclical dip in agricultural equipment sales.

Aftermarket sales of standard instrumentation and control products finished the year on a strong upswing. This was a direct result of a new packaged-system product offering, providing customers with turnkey solutions constructed using standard Dynalco products. Sales of these system packages offset a decline in distributor sales.

Dynalco expects continued strong performance in the aftermarket to result from extending these product offerings to other customers, as well as from strengthening its distributor network. The company anticipates sales and earnings gains in both the OEM and aftermarket segments in 1998.

Outlook

Segment results should improve in 1998, propelled by growth in the U.S. "oil patch," further moderate growth in the U.S. economy, and continuing efforts by all the companies to improve manufacturing processes and gain market share through lower costs and new products.


================================================================================
16     Crane Co     1997 annual report

================================================================================

Merchandising Systems
Segment Profits Increase

(in millions)                                           1997               1996
--------------------------------------------------------------------------------
Sales                                                 $179.9             $172.8
--------------------------------------------------------------------------------
Operating Profit                                        31.0               24.8
--------------------------------------------------------------------------------
Operating Margins                                       17.3%              14.4%
--------------------------------------------------------------------------------

The Merchandising Systems segment reported a 25% increase in profits for 1997 on the strength of a modest sales gain and a strong increase in margins.

The two companies in the segment -- National Vendors and National Rejectors, Inc. GmbH (NRI) -- had combined sales of $179.9 million, up 4% from 1996 sales. Operating profits rose to $31.0 million, up $6.2 million from the prior year.

Operating profit margins improved to 17.3% compared to 14.4% in 1996. Backlog of $18.8 million is up slightly from the prior year.

Acquisition Boosts
National Vendors

National Vendors continued as the market leader in 1997, posting a 9% sales gain attributable primarily to the March, 1997 acquisition of Polyvend, Inc. a manufacturer of lower-priced vending equipment sold through distributors to smaller operators. Operating income increased by 20%. Margins improved on a more favorable product mix and manufacturing cost improvement.

For National Vendors, which has traditionally sold directly to larger operators, the Polyvend acquisition provides a marketing channel to reach the distributor market that serves smaller operators. This new approach was especially important because the current downsizing trend in American business has created a shift away from larger factories and offices towards smaller, decentralized workplaces, typically serviced by smaller operators. Production of Polyvend's products has been fully integrated into National Vendors' modern St. Louis plant.

GPL, the product line for this new distribution market, represents a major growth opportunity. New product line enhancements made in 1997 are intended to set GPL apart from its competitors. National Vendors currently has 65 distributors through which the GPL product line will be sold in the U.S., Canada, Europe and LatinAmerica.

In late 1997, National Vendors also went into full production with its innovative new Millennia(TM) styling. Millennia is being marketed to the vending industry as a modern and up-to-date look for all locations, including high-tech environments. This European-inspired styling, first exhibited in October, 1996, will provide impetus to move vending into locations whose potential has not previously been explored. The company also introduced its Expanded Refreshment Center 4 food module, designed for less populous locations.

National Vendors expects higher 1998 sales in all channels as a result of its new styles, enhanced product lines and expanded distribution.

Gains at National
Rejectors

National Rejectors, Inc., GmbH, Europe's leading maker of electronic coin validating equipment and coin-changers, turned in a strong performance in 1997, with sharply improved margins. NRI, based in Buxtehude, Germany, doubled its operating earnings on a 6% increase in sales. In dollar terms, these results translated into an 81% earnings gain on slightly lower sales.

Generally good market conditions in Europe, coupled with accelerating demand for NRI's battery-operated validator for outdoor cigarette machines, particularly in Germany,


================================================================================
                                          1997 annual report     Crane Co     17

                                Market Overview

================================================================================

drove NRI's improved results. The company's branches in France, Spain and the U.K. were profitable in local currency terms. The NRI validator's consistent performance in high-humidity or frosty conditions has made it the choice of OEMs and vending machine operators for open-air cigarette machines, of which there are some 800,000 throughout Germany. The cigarette, amusement and vending industries are moving aggressively in Germany to modernize their machines with validators that can be programmed to accept the Euro, the proposed currency unit for the European Monetary Union.

The advent of the Euro should greatly increase the demand for coin validators and coin-changers, since each participating country will mint its own version of the Euro, with a common design on one side and a national design on the other, and each country's Euro must be accepted in every other participating country. Demand for programmable electronic validators and coin-changers is expected to rise significantly.

Margins benefited from continuing improvements in design and manufacturing processes, reduced raw material costs and a small price increase. NRI continued its Total Quality Management (TQM) project, and for the second time received ISO 9001 and ISO 14001 (environmental) certification for quality.

Prospects for 1998 appear solid, on the strength of a higher year-end backlog.

Outlook

The Merchandising Systems segment is likely to show further growth in 1998. National Vendors expects to increase its penetration of the small operator/ small office market with its innovative Millennia and Generation(TM) product lines. NRI anticipates further growth as a result of its new products and increased demand relating to the Euro.

================================================================================

Sales Rise in Wholesale
Distribution Segment

(in millions)                                           1997               1996
--------------------------------------------------------------------------------
Sales                                                 $760.6             $734.6
--------------------------------------------------------------------------------
Operating Profit                                        26.3               29.5
--------------------------------------------------------------------------------
Operating Margins                                        3.5%               4.0%
--------------------------------------------------------------------------------

Wholesale Distribution, Crane's largest segment measured by sales, reported increased sales but lower earnings for 1997. Sales of $760.6 million were up 3.5% for the year, but operating profits fell by just under 11% to $26.3 million.

Huttig Grows Despite
Soft Markets

Huttig Sash & Door Co. had 1997 sales of $625.5 million, a gain of $30.4 million that essentially resulted from the July, 1997 acquisition of Mallco Lumber Co., a Phoenix lumber and millwork dealer. Mallco's sales, reflected in the second half, added $32.3 million to the total. Operating profit declined 10%.

Huttig distributes lumber and millwork to dealers through a nationwide network of 45 distribution centers in 37 states, as well as directly to some contractors. Its Prineville operation manufactures wood moulding. Huttig's performance is closely tied to the vitality of the local and regional housing markets in which it operates.

Distribution sales increased slightly in 1997, excluding Mallco, even though housing starts declined throughout most of the country, and fell 1.1% in the markets served by Huttig, according to an F.W. Dodge estimate. Solid housing gains in California and Florida and modest improvement in the Northeast contributed to the improved results. Other areas, particularly in the Midwest, but also in the Northwest and the Central and Southern regions, experienced generally softer housing markets.

In some areas, Huttig branches are attempting to regain volume, by pursuing a one-step approach, shipping to


================================================================================
18     Crane Co     1997 annual report

================================================================================

contractors instead of to dealers. Huttig's international sales also declined as a result of the strength of the dollar versus the Japanese yen.

Sales, margins and operating profits fell significantly at Prineville because of higher lumber prices throughout 1997, resulting in lower profits for Huttig as a whole. The 1996 closure of another manufacturing unit, Missoula White Pine & Sash, improved overall manufacturing profits.

For 1998, distribution sales will benefit from a full year of Mallco results, and further expansion of builder direct and consumer sales at some branches. Huttig is also opening a window and door retail store in Atlanta, one of the country's largest housing markets.

Crane Supply's Sales Flat in
Mixed Markets

Crane Supply had essentially flat sales of the pipe, valves, fittings and plumbing fixtures it distributes in Canadian markets, as operating profits dipped slightly on lower margins.

Strong growth in the industrial sector boosted sales sharply in the Atlantic region, and increased oil and gas activity in Alberta was the main ingredient in a solid gain in that province.

The company improved its profitability in underperforming markets outside central Canada in 1997, and found ways to cut inventories to reduce working capital needs. It also established electronic data interchange links with many of its best customers, speeding order handling.

For 1998, the company expects higher sales and operating profits on the strength of increased economic activity in Canada, particularly in commercial and institutional markets, with Ontario and Alberta leading the way. Crane Supply looks for gains in market share in Alberta and in Vancouver, British Columbia, where it opened a new branch in 1997.

Valve Systems and
Controls Sold

In October, the third company in the segment, Valve Systems and Controls, was sold for $7.5 million in cash and $1.5 million in convertible preferred stock. The Houston-based company, which distributes automated valves and related products to the petrochemical, oil refining and pipeline transmission industries, reported a small loss on sales of nearly $25 million through September 30. In 1996, it had modest profits on sales of $27 million.

Outlook

Segment sales and earnings are likely to rise as a result of acquisitions, aggressive marketing and improving market conditions in some sectors, combined with rigorous cost cutting to strengthen margins. Huttig will have a full year of Mallco sales, and any margin improvement at that unit would further contribute. Huttig traditionally has grown faster than the housing markets it serves. Stable lumber prices are expected to result in better profits in the wood moulding operation. Continued improvement in Canada's economy should help Crane Supply increase sales and earnings, particularly if it can achieve share gains in several strong markets.

Gains at Crane Defense
Systems

Crane Defense Systems combined a 24% sales increase with improved margins in 1997 to generate a gain in operating profit. The company is primarily a military contractor that custom-designs and builds heavy equipment for Navy ships, such as elevators, cranes, large doors, and ammunition and torpedo handling systems.


================================================================================
                                          1997 annual report     Crane Co     19

                        Consolidated Statements of Income

For Years Ended December 31,
(in thousands except per share data)                    1997           1996          1995
==========================================================================================
Net Sales                                         $2,036,831     $1,847,732    $1,782,310
Operating Costs and Expenses:
   Cost of sales                                   1,477,048      1,344,745     1,316,321
   Selling, general and administrative               307,782        287,432       274,276
   Depreciation and amortization                      55,400         49,402        48,765
------------------------------------------------------------------------------------------
                                                   1,840,230      1,681,579     1,639,362
------------------------------------------------------------------------------------------
Operating Profit                                     196,601        166,153       142,948
Other Income (Expense):
   Interest income                                     3,072          2,527         2,025
   Interest expense                                  (23,817)       (23,420)      (26,913)
   Miscellaneous-net                                     (19)          (240)        3,408
------------------------------------------------------------------------------------------
                                                     (20,764)       (21,133)      (21,480)
------------------------------------------------------------------------------------------
Income Before Taxes                                  175,837        145,020       121,468
Provision for Income Taxes                            63,066         52,910        45,131
------------------------------------------------------------------------------------------
Net Income                                        $  112,771     $   92,110    $   76,337
==========================================================================================
Net Income Per Share
   Basic                                          $     2.47     $     2.03    $     1.68
   Diluted                                        $     2.44     $     2.01    $     1.67
Average basic shares outstanding                      45,710         45,356         45,397
Dividends Per Common Share                        $      .50     $      .50    $      .50
==========================================================================================


See Notes to Consolidated Financial Statements

================================================================================
20     Crane Co      1997 annual report

                                                     Consolidated Balance Sheets

Balance December 31,
(in thousands except per share data)                                                                     1997                  1996
====================================================================================================================================
Assets
Current Assets:
   Cash and cash equivalents                                                                      $     6,982           $    11,579
   Accounts receivable                                                                                297,969               253,729
   Inventories
      Finished goods                                                                                  113,496               124,490
      Finished parts and subassemblies                                                                 46,351                35,507
      Work in process                                                                                  51,345                43,894
      Raw materials                                                                                    79,892                63,383
   ---------------------------------------------------------------------------------------------------------------------------------
   Total inventories                                                                                  291,084               267,274
   Other current assets                                                                                11,718                 7,432
   ---------------------------------------------------------------------------------------------------------------------------------
Total Current Assets                                                                                  607,753               540,014
Property, Plant and Equipment at Cost:
   Land                                                                                                34,485                36,794
   Buildings and improvements                                                                         159,811               153,576
   Machinery and equipment                                                                            388,408               357,196
   ---------------------------------------------------------------------------------------------------------------------------------
   Gross Property, Plant and Equipment                                                                582,704               547,566
   Less accumulated depreciation                                                                      308,947               289,219
   ---------------------------------------------------------------------------------------------------------------------------------
   Net Property, Plant and Equipment                                                                  273,757               258,347
Other Assets                                                                                           31,913                29,879
Intangibles                                                                                            51,907                55,862
Cost in Excess of Net Assets Acquired                                                                 220,563               204,753
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                  $ 1,185,893           $ 1,088,855
====================================================================================================================================

Liabilities and Shareholders' Equity
Current Liabilities:
   Current maturities of long-term debt                                                           $       992           $     1,251
   Loans payable                                                                                       30,240                23,937
   Accounts payable                                                                                   122,616               105,082
   Accrued liabilities                                                                                128,794               116,488
   U.S. and foreign taxes on income                                                                    13,170                 7,095
   ---------------------------------------------------------------------------------------------------------------------------------
Total Current Liabilities                                                                             295,812               253,853
Long-Term Debt                                                                                        260,716               267,795
Other Liabilities                                                                                      25,618                25,126
Accrued Postretirement Benefits                                                                        41,838                43,155
Accrued Pension Liabilities                                                                             6,559                 6,483
Deferred Income Taxes                                                                                  22,806                29,774
Preferred Shares, par value $.01; 5,000,000 shares authorized                                              --                    --
Common Shareholders' Equity:
   Common shares, par value $1.00; 80,000,000 shares authorized
      Outstanding 45,541,820 shares (45,659,859 in 1996) after
         deducting 2,743,106 shares in treasury (2,625,067 in 1996)                                    45,542                45,660
   Capital surplus                                                                                     19,951                29,756
   Retained earnings                                                                                  483,601               394,621
   Cumulative currency translation adjustment                                                         (16,550)               (7,368)
   ---------------------------------------------------------------------------------------------------------------------------------
Total Common Shareholders' Equity                                                                     532,544               462,669
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                  $ 1,185,893           $ 1,088,855
====================================================================================================================================


See Notes to Consolidated Financial Statements

================================================================================
                                         1997 annual report     Crane Co.     21

                      Consolidated Statement of Cash Flows

For Years Ended December 31,
(in thousands)                                                                             1997              1996              1995
====================================================================================================================================
Cash Flows from Operating Activities:
------------------------------------------------------------------------------------------------------------------------------------
   Net income                                                                         $ 112,771         $  92,110         $  76,337
   Depreciation                                                                          36,995            35,122            35,746
   Amortization                                                                          18,405            14,280            13,019
   Deferred income taxes                                                                  4,816             3,105            (4,317)
   Cash (used for) provided from operating working capital                              (16,529)          (13,783)           (7,320)
   Other                                                                                 (6,684)           (8,678)           (6,847)
   ---------------------------------------------------------------------------------------------------------------------------------
         Total Provided from Operating Activities                                       149,774           122,156           106,618
         ---------------------------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities:
   Capital expenditures                                                                 (40,642)          (50,471)          (26,603)
   Proceeds from disposition of capital assets                                            4,747            11,759             8,218
   Purchase of equity investments                                                            --                --            (5,067)
   Sale of equity investments                                                                --                --            19,440
   Payments for acquisitions net of cash, and liabilities assumed
      of $34,400 in 1997, $1,126 in 1996 and $2,653 in 1995                             (81,665)           (2,523)           (9,419)
   Proceeds from divestitures                                                             7,453             1,554                --
   ---------------------------------------------------------------------------------------------------------------------------------
         Total Used for Investing Activities                                           (110,107)          (39,681)          (13,431)
         ---------------------------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities:
   Equity:
      Dividends paid                                                                    (22,870)          (22,710)          (22,755)
      Reacquisition of shares                                                           (24,977)          (26,683)          (17,940)
      Stock options exercised                                                             7,382             5,042             8,784
      ------------------------------------------------------------------------------------------------------------------------------
                                                                                        (40,465)          (44,351)          (31,911)
      ------------------------------------------------------------------------------------------------------------------------------
   Debt:
      Repayments of long-term debt                                                       (3,458)          (12,987)          (47,527)
      Net increase (decrease) in short-term debt                                          1,099           (18,996)          (10,398)
      ------------------------------------------------------------------------------------------------------------------------------
                                                                                         (2,359)          (31,983)          (57,925)
      ------------------------------------------------------------------------------------------------------------------------------
         Total Used for Financing Activities                                            (42,824)          (76,334)          (89,836)
         ---------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate on cash and cash equivalents                                     (1,440)              (38)               53
------------------------------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Cash and Cash Equivalents                                         (4,597)            6,103             3,404
Cash and cash equivalents at beginning of year                                           11,579             5,476             2,072
------------------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                                              $   6,982         $  11,579         $   5,476
====================================================================================================================================
Detail of Cash (Used for) Provided from Operating
Working Capital (Net of Effects of Acquisitions):
   Accounts receivable                                                                $ (25,358)        $    (733)        $  (3,034)
   Inventories                                                                            2,476            (2,878)           (4,474)
   Other current assets                                                                   2,090              (327)             (330)
   Accounts payable                                                                       5,702             2,134               (64)
   Accrued liabilities                                                                    2,683            (8,235)           (4,722)
   U.S. and foreign taxes on income                                                      (4,122)           (3,744)            5,304
   ---------------------------------------------------------------------------------------------------------------------------------
         Total                                                                        $ (16,529)        $ (13,783)        $  (7,320)
         ---------------------------------------------------------------------------------------------------------------------------
Supplemental Disclosure of Cash Flow Information:
   Interest paid                                                                      $  22,865         $  22,790         $  26,262
   Income taxes paid                                                                  $  48,825         $  48,017         $  43,474


See Notes to Consolidated Financial Statements


================================================================================
22     Crane Co.     1997 annual report

        Consolidated Statements of Changes in Common Shareholders' Equity

                                                                                                           Currency    Total Common
                                                                   Common       Capital      Retained   Translation   Shareholders'
(in thousands except per share data)                               Shares       Surplus      Earnings    Adjustment          Equity
------------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1994                                       $  45,071     $  13,057     $ 280,953     $ (11,089)      $ 327,992
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                     76,337                        76,337
Cash dividends                                                                                (22,755)                      (22,755)
Reacquisition of 827,850 shares                                      (828)      (17,112)                                    (17,940)
Exercise of stock options, 594,863 shares                             595         8,189                                       8,784
Restricted stock awarded, 349,830 shares                              350         8,401        (7,520)                        1,231
Currency translation adjustment                                                                               1,080           1,080
------------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1995                                       $  45,188     $  12,535     $ 327,015     $ (10,009)      $ 374,729
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                     92,110                        92,110
Cash dividends                                                                                (22,710)                      (22,710)
Issuance of 1,094,312 shares for Interpoint acquisition             1,094        31,722                                      32,816
Reacquisition of 1,081,761 shares                                  (1,082)      (27,519)                                    (28,601)
Exercise of stock options, 307,257 shares                             307         7,702                                       8,009
Restricted stock awarded, 153,428 shares                              153         5,316        (1,794)                        3,675
Currency translation adjustment                                                                               2,641           2,641
------------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1996                                       $  45,660     $  29,756     $ 394,621     $  (7,368)      $ 462,669
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                    112,771                       112,771
Cash dividends                                                                                (22,870)                      (22,870)
Reacquisition of 654,303 shares                                      (654)      (20,782)                                    (21,436)
Exercise of stock options, 435,015 shares                             435         6,947                                       7,382
Restricted stock awarded, 101,249 shares                              101         4,030          (921)                        3,210
Currency translation adjustment                                                                              (9,182)         (9,182)
------------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1997                                       $  45,542     $  19,951     $ 483,601     $ (16,550)      $ 532,544
====================================================================================================================================


See Notes to Consolidated Financial Statements


================================================================================
                                         1997 annual report     Crane Co.     23

                   Notes to Consolidated Financial Statements

================================================================================

Accounting Policies

Principles of Consolidation--The consolidated financial statements include all majority-owned subsidiaries. Investments in affiliates owned 50% or less are accounted for under the equity method. All significant intercompany items have been eliminated. Certain prior year amounts have been reclassified to conform with the 1997 presentation. All share and per share data have been retroactively restated to reflect a three-for-two split of common stock effected in the form of a 50% stock dividend in 1996.

General--The company's financial statements are prepared in conformity with generally accepted accounting principles. These require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimated. The company evaluates the recoverability of all long lived assets by assessing whether the unamortized asset can be recovered over its remaining life through cash flows.

Revenue Recognition--Revenues are recorded generally when title passes to the customer. Revenues on long-term contracts are recognized under the percentage-of-completion method of accounting and are measured principally on either a cost-to-cost or a unit-of-delivery basis. These contracts represented less than one percent of sales in 1997. Accounts receivable included unreimbursed costs and accrued profits to be billed of $4.4 million and $3.5 million at December 31, 1997 and 1996, respectively.

Income Taxes--Income tax expense is based on reported earnings before income taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes using currently enacted tax rates.

Net Income Per Share--As required by Financial Accounting Standard No. 128 "Earnings Per Share" the company's basic earnings per share calculations are based on the weighted average number of common shares outstanding. Diluted earnings per share include all stock options, stock warrants and convertible securities.

                                              1997           1996           1995
--------------------------------------------------------------------------------
Income available to
  common shareholders                     $112,771        $92,110        $76,337
Basic shares outstanding                    45,710         45,356         45,397
  Effect of dilutive
  stock options                                546            377            256
--------------------------------------------------------------------------------
Diluted shares outstanding                  46,256         45,733         45,653
Earnings per share:
  Basic                                    $  2.47         $ 2.03        $  1.68
  Diluted                                  $  2.44         $ 2.01        $  1.67
--------------------------------------------------------------------------------

Cash Equivalents--Marketable securities with original maturities of three months or less are included in cash equivalents.

Accounts Receivable--Receivables are carried at net realizable value. The allowance for doubtful accounts at December 31, 1997 and 1996 was $5.8 million and $5.3 million respectively.

Inventories--Inventories are stated at the lower of cost or market principally on the last-in, first-out (LIFO) method of inventory valuation. The reduction of inventory quantities has resulted in a liquidation of LIFO inventories acquired at lower costs prevailing in prior years. Liquidations have reduced cost of sales by $4.5 million in 1997, $4.4 million in 1996, and $4 million in 1995. Replacement cost would have been higher by $46.6 million and $49.3 million at December 31, 1997 and 1996, respectively.

Property, Plant and Equipment--Depreciation is provided primarily by the straight-line method over the estimated useful lives of the respective assets which range from three to twenty-five years.

Intangibles--Intangible assets are being amortized on a straight-line basis over their estimated useful lives which range from five to twenty years. The accumulated amortization was $18.5 million and $14.6 million at December 31, 1997 and 1996, respectively.

Cost in Excess of Net Assets Acquired--Cost in excess of net assets acquired is being amortized on a straight-line basis ranging from fifteen to forty years. The accumulated amortization was $37.4 million and $28.6 million at December 31, 1997 and 1996, respectively.

Stock-Based Compensation Plans--As allowed by Statement of Financial Accounting Standard No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," the company records compensation expense for its employee stock-based compensation plans in accordance with the intrinsic-value method prescribed by APB No. 25, "Accounting for Stock Issued to Employees." Intrinsic value is the amount by which the market price of the underlying stock exceeds the exercise price of the stock option or award on the measurement date, generally the date of grant.

Currency Translation--Assets and liabilities of subsidiaries are translated at the rate of exchange in effect on the balance sheet date; income and expense are translated at the average rates of exchange prevailing during the year. The related translation adjustments are accumulated in a separate component of shareholders' equity.

Financial Instruments--The company periodically enters into interest rate swap agreements to moderate its exposure to interest rate changes and to lower the overall cost of borrowings. The differential to be paid or received is accrued as interest rates change and is recognized in income over the life of the agreements. No agreements were outstanding at December 31, 1997. In addition, the company periodically uses forward foreign exchange contracts to hedge firm purchase and sales commitments. Gains and losses on such contracts are deferred and recognized as part of the related transactions. Amounts outstanding at December 31, 1997 for such contracts were not material.

Research and Development

Product development and engineering costs were approximately $56.8 million, $52.0 million, and $51.9 million in 1997, 1996, and 1995, respectively. Included in these amounts were approximately $9.5 million, $10.3 million and $12.6 million received in 1997, 1996 and 1995, respectively, for customer-sponsored research and development.


================================================================================
24     Crane Co     1997 annual report

================================================================================

Miscellaneous--Net

(In thousands)
For Years Ended December 31,               1997         1996            1995
--------------------------------------------------------------------------------
Gain (loss) on capital assets           $   509      $ 3,242         $(3,037)
Gain on investments                          29           --           9,440(a)
Other                                      (557)      (3,482)(b)      (2,995)(b)
--------------------------------------------------------------------------------
                                        $   (19)     $  (240)        $ 3,408
================================================================================

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

Income Taxes

Income before taxes is as follows:

(In thousands)
For Years Ended December 31,                1997            1996            1995
--------------------------------------------------------------------------------
U.S. operations                         $157,242        $128,666        $113,359
Non-U.S. operations                       18,595          16,354           8,109
--------------------------------------------------------------------------------
                                        $175,837        $145,020        $121,468
================================================================================

The provision (benefit) for income taxes consists of:

(In thousands)
For Years Ended December 31,                1997           1996            1995
--------------------------------------------------------------------------------
Current:
  U.S. federal tax                      $ 47,991       $ 39,793        $ 38,396
  State and local tax                      4,943          6,199           6,952
  Non-U.S. tax                             5,316          3,813           4,100
--------------------------------------------------------------------------------
                                          58,250         49,805          49,448
--------------------------------------------------------------------------------
Deferred:
  U.S. federal tax                         4,143          1,683          (3,671)
  State and local tax                        290            397            (619)
  Non-U.S. tax                               383          1,025             (27)
--------------------------------------------------------------------------------
                                           4,816          3,105          (4,317)
--------------------------------------------------------------------------------
   Total income taxes                   $ 63,066       $ 52,910        $ 45,131
================================================================================

Reconciliation of the statutory U.S. federal rate to effective tax rate is as follows:

(In thousands)
For Years Ended December 31,                1997           1996           1995
--------------------------------------------------------------------------------
Statutory U.S. federal
  tax at 35%                            $ 61,543       $ 50,757       $ 42,514
Increase (reduction) from:
  Non-U.S. taxes                          (1,001)        (1,065)           753
  State and local taxes                    3,401          4,287          4,116
  Non-deductible goodwill                  2,732          1,992          1,822
  Foreign Sales Corporation               (3,021)        (2,106)        (1,986)
   Other                                    (588)          (955)        (2,088)
--------------------------------------------------------------------------------
Provision for income taxes              $ 63,066       $ 52,910       $ 45,131
--------------------------------------------------------------------------------
Effective tax rate                          35.9%          36.5%          37.2%
--------------------------------------------------------------------------------

At December 31, 1997, the company had unremitted earnings of foreign subsidiaries of $94 million. Because these earnings, which reflect full provision for non-U.S. income taxes, are indefinitely reinvested in non-U.S. operations or can be remitted substantially free of additional tax, no provision has been made for taxes that might be payable upon remittance of such earnings. Furthermore, it is not practicable to determine this liability.

The components of deferred tax assets and liabilities included on the balance sheet at December 31 are as follows:

(In thousands)                                             1997            1996
--------------------------------------------------------------------------------
Deferred tax assets:
Postretirement benefits                                $ 16,404        $ 16,804
Inventory                                                 4,944           5,627
Insurance                                                10,530           8,816
Environmental                                             5,253           5,679
Tax loss and credit carryforwards                         3,483           6,384
Deferred compensation                                     7,083           8,245
Other                                                     4,641           5,389
--------------------------------------------------------------------------------
Total                                                    52,338          56,944
  Less valuation allowance on
  tax loss carryforwards                                  3,483           6,384
--------------------------------------------------------------------------------
Total deferred tax assets, net                         $ 48,855        $ 50,560
================================================================================
Deferred tax liabilities:
Depreciation                                           $ 15,767        $ 14,715
Difference between book basis and
  tax basis of assets                                    10,152          19,468
Intangibles                                              14,547          15,090
Pension                                                   4,606           5,462
--------------------------------------------------------------------------------
Total deferred liabilities                             $ 45,072        $ 54,735
================================================================================
Net deferred asset (liability)                         $  3,783        $ (4,175)
--------------------------------------------------------------------------------
Balance sheet classification:
  Current assets:
   Accounts receivable                                 $ 26,589        $ 25,599
  Long-term liabilities:
   Deferred income taxes                                 22,806          29,774
--------------------------------------------------------------------------------
                                                       $  3,783        $ (4,175)
================================================================================


================================================================================
                                          1997 annual report     Crane Co     25

As of December 31, 1997, the company had net operating loss (NOL) carryforwards and U.S. tax credit carryforwards which will expire, if unused, as follows:

                        Non-U.S.    Non-U.S.        U.S.        U.S.        U.S.
(In thousands)          National   Municipal       State     Federal         R&D
Year of Expiration           NOL         NOL         NOL         NOL      Credit
--------------------------------------------------------------------------------
1998-2001                 $  932      $   --      $4,470      $  615      $   38
After 2001                   348          --       4,721         440          18
Indefinite                 3,282       5,425          --          --          --
--------------------------------------------------------------------------------
Total                     $4,562      $5,425      $9,191      $1,055      $   56
================================================================================
Deferred tax asset
  on tax carryforwards    $1,838      $  476      $  743      $  370      $   56

The entire $3.5 million deferred tax asset on tax carryfowards has been offset by the valuation allowance because of the uncertainty of ultimately realizing these future benefits.

Accrued Liabilities

(In thousands)
December 31,                                               1997             1996
--------------------------------------------------------------------------------
Employee-related expenses                              $ 62,950         $ 52,964
Insurance                                                12,418           14,107
Environmental                                             5,619            3,846
Warranty                                                  8,282            8,199
Professional fees                                         5,551            3,932
Sales allowances                                          3,805            3,229
Customer advanced payments                                2,410            3,015
Interest                                                  3,609            3,456
Taxes other than income                                   3,017            2,512
Pensions                                                  2,795            4,169
Other                                                    18,338           17,059
--------------------------------------------------------------------------------
                                                       $128,794         $116,488
================================================================================

Other Liabilities

(In thousands)
December 31,                                               1997             1996
--------------------------------------------------------------------------------
Environmental                                          $ 11,319         $ 11,872
Insurance                                                 7,215            7,715
Minority interest                                         3,040            3,165
Other                                                     4,044            2,374
--------------------------------------------------------------------------------
                                                       $ 25,618         $ 25,126
================================================================================

Postretirement Benefits

Postretirement healthcare and life insurance benefits are provided for certain domestic and non-U.S. employees hired before January 1, 1990 who meet minimum age and service requirements. The company does not pre-fund these benefits and has the right to modify or terminate the plan.

(In thousands)
December 31,                                   1997          1996          1995
--------------------------------------------------------------------------------
Accumulated postretirement
  benefit obligation:
  Retirees                                 $ 20,072      $ 21,070      $ 23,068
  Fully eligible active
   plan participants                          2,322         2,540         2,295
  Other active plan participants              5,453         5,808         6,093
--------------------------------------------------------------------------------
  Total                                      27,847        29,418        31,456
Unrecognized net gain                        13,991        13,737        11,615
--------------------------------------------------------------------------------
Accrued postretirement benefit             $ 41,838      $ 43,155      $ 43,071
================================================================================
Net periodic cost:
  Benefits earned
   during the period                       $    439      $    523      $    564
  Interest cost on accumulated
   benefit obligation                         1,978         2,120         2,294
   Amortization of gain                        (975)         (772)         (715)
--------------------------------------------------------------------------------
  Net cost                                    1,442         1,871         2,143
Benefits paid                                (2,759)       (1,943)       (2,138)
Acquisition                                      --           156            --
Accrued postretirement benefit:
  beginning of year                          43,155        43,071        43,066
--------------------------------------------------------------------------------
  end of year                              $ 41,838      $ 43,155      $ 43,071
================================================================================

For the purpose of estimating this liability, the cost of covered benefits was assumed to increase 9.4% for 1997, and then to decrease gradually to 5.0% by 2007 and remain at that level thereafter. In 1996, the cost of covered benefits was assumed to increase 10.2%, and then to decrease gradually to 5.2% by 2007 and remain at that level thereafter. An increase in the assumed health care cost trend rate by one percentage point would increase the accumulated postretirement benefit obligation by approximately $2.5 million at December 31, 1997 and the net periodic cost by approximately $.3 million for the year. The discount rate used in determining the accumulated postretirement benefit obligation was 7.25% in 1997 and 7.5% in 1996 and 1995.

The company participates in several multi-employer insurance plans, which provide benefits to certain employees under collective bargaining agreements. Total contributions to these plans were approximately $2.2 million in 1997, $2.4 million in 1996 and $2.6 million in 1995.

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


================================================================================
26     Crane Co     1997 annual report

================================================================================

The following table sets forth by funded status the amounts recognized in the company's balance sheet at December 31, for company sponsored defined benefit pension plans:

                                                                                                     1997                      1996
(In thousands)                                                                    Overfunded  Underfunded   Overfunded  Underfunded
------------------------------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligation:
  Vested                                                                           $ 231,849    $   5,986    $ 213,720    $   5,424
  Non-vested                                                                           8,097          205        7,530          185
------------------------------------------------------------------------------------------------------------------------------------
  Accumulated benefit obligation                                                     239,946        6,191      221,250        5,609
  Effect of future pay increases                                                      33,799          598       30,936          509
------------------------------------------------------------------------------------------------------------------------------------
  Projected benefit obligation (PBO)                                                 273,745        6,789      252,186        6,118
  Funded assets at fair value                                                        376,866        5,130      342,419        4,507
------------------------------------------------------------------------------------------------------------------------------------
  Assets over (under) PBO                                                            103,121       (1,659)      90,233       (1,611)
  Unrecognized net (asset) liability at date of adoption less amortization           (11,609)         140      (10,621)         214
  Unrecognized net (gains) losses                                                    (77,150)         494      (67,397)         685
  Unrecognized prior service cost                                                      2,315           --        1,757           --
  Adjustment required to recognize minimum liability                                      --         (540)          --         (721)
------------------------------------------------------------------------------------------------------------------------------------
  Prepaid (accrued) pension cost                                                   $  16,677    $  (1,565)   $  13,972    $  (1,433)
====================================================================================================================================

The following rates were used to determine the projected benefit obligation:

                                              1997           1996           1995
--------------------------------------------------------------------------------
U.S. Plans:
  Discount rate                              7.25%          7.50%          7.50%
  Expected long-term rate
  of return on assets                        8.75%          8.75%          8.75%
  Rate of compensation
     increase                                4.50%          4.75%          4.75%
Non-U.S. Plans:
  Discount rate                        7.25%-7.50%          7.50%    7.50%-8.25%
  Expected long-term rate
  of return on assets                  7.50%-8.00%    7.50%-8.00%    8.25%-9.00%
  Rate of compensation
     increase                          6.25%-6.50%    6.25%-6.50%    6.25%-6.50%

The following table sets forth net periodic pension costs for company sponsored defined benefit plans:

(In thousands)
December 31,                                   1997          1996          1995
--------------------------------------------------------------------------------
Benefits earned during
  the period                               $ 10,294      $  9,268      $  8,004
Interest cost on projected
  benefit obligation                         17,185        15,604        15,990
Actual return on plan assets                (53,028)      (41,749)      (62,311)
Net amortization and deferral                25,648        18,175        41,320
--------------------------------------------------------------------------------
Pension expense (income)                   $     99      $  1,298      $  3,003
================================================================================

At December 31, 1997, substantially all plan assets are invested in listed stocks and bonds. These investments include common stock of the company which represents 5% of plan assets.

The company participates in several multi-employer pension plans, which provide benefits to certain employees under collective bargaining agreements. Total contributions to these plans were approximately $1.5 million in 1997 and 1996 and $1.7 million in 1995.

Crane subsidiaries ELDEC Corporation and Interpoint Corporation have a money purchase plan to provide retirement benefits for all eligible employees. The annual contribution is 5% of each eligible participants gross compensation. The contributions for 1997, 1996 and 1995 were $1.7 million, $1.4 million and $1.9 million, respectively.

The company and its subsidiaries sponsor savings and investment plans which are available to eligible employees of the company and its subsidiaries. The company made contributions of approximately $5.4 million to the plans in 1997, $4.7 million and $4.2 million in 1996 and 1995, respectively.

Short-Term Financing

The weighted average interest rate for short-term borrowings at December 31, 1997 and 1996 was 6.3% and 4.9%, respectively. As of December 31, 1997, the company had available domestic lines of credit totaling $187.5 million and available foreign lines of credit totaling $35 million. These lines of credit are typically available for borrowings up to 364 days and are renewable at the option of the lender. Short-term obligations of $8.0 million at December 31, 1996 were classified as long-term debt since the company had entered into finance agreements that permit it to refinance short-term obligations on a long-term basis.


================================================================================
                                          1997 annual report     Crane Co     27

Long-Term Financing

(In thousands)
December 31,                                               1997            1996
--------------------------------------------------------------------------------
Crane Co.
  Senior debt:
  8 1/2% notes due 2004                               $ 100,000       $ 100,000
  Original issue discount                                  (519)           (602)
  Deferred financing costs                                 (426)           (494)
  ------------------------------------------------------------------------------
                                                         99,055          98,904
  ------------------------------------------------------------------------------
  7 1/4% notes due 1999                                 150,000         150,000
  Original issue discount                                   (99)           (173)
  Deferred financing costs                                 (651)         (1,093)
  ------------------------------------------------------------------------------
                                                        149,250         148,734
--------------------------------------------------------------------------------
Total Crane Co.                                         248,305         247,638
--------------------------------------------------------------------------------
Subsidiaries:
  Industrial revenue bonds                                2,513           2,895
  Capital lease obligations                               1,512           1,844
  Various loans                                           9,378          16,669
  ------------------------------------------------------------------------------
Total Subsidiaries                                       13,403          21,408
--------------------------------------------------------------------------------
  Total long-term debt                                  261,708         269,046
  Less current portion                                      992           1,251
  ------------------------------------------------------------------------------
Long-term debt net of current portion                 $ 260,716       $ 267,795
================================================================================

At December 31, 1997, the principal amounts of long-term debt repayments required for the next five years are $1 million in 1998, $159.5 million in 1999, $.7 million in 2000, $.6 million in 2001, and $.9 million in 2002.

As of December 31, 1997 Crane Co. had $200 million in contractually committed lines of credit, under a long-term bank credit facility that expires in August 2000. There were no borrowings outstanding under this facility at December 31, 1997. Commitments under the facility are for general corporate purposes and to provide bridge financing for acquisitions. In addition, the company has other international long-term credit arrangements with banks totaling $14 million, of which $.6 million was outstanding at December 31, 1997. The long-term credit facilities contain certain financial and restrictive covenants, including limitations on indebtedness and liens.

In June 1994, the company issued $150 million 7 1/4% Senior Notes due 1999. Incorporating the effects of underwriting fees, original issue discount and the cost of a treasury lock agreement, the effective cost of this financing was 7.6%. This public debt was issued under the company's $300 million shelf registration as filed with the Securities and Exchange Commission in May 1994.

Financial Instruments--The company periodically enters into interest rate swap agreements to manage its exposure to interest rate changes and to lower the overall cost of borrowings. All interest rate swaps are subject to market risk as interest rates fluctuate. No new interest rate swap agreements were executed in 1997 and 1996. At December 31, 1997 and 1996, the company had no interest rate swap contracts outstanding.

Fair Value of Financial Instruments

The following estimated fair values have been determined using available market information and appropriate valuation methodologies:

(In thousands) December 31,                       1997                      1996
--------------------------------------------------------------------------------
                                             Estimated                 Estimated
                                 Carrying         Fair     Carrying         Fair
                                    Value        Value        Value        Value
--------------------------------------------------------------------------------
Assets:
  Investments                    $  7,559     $  7,559     $  6,356     $  6,356
Liabilities:
  Short-term debt                  31,232       31,232       25,188       25,188
  Long-term debt                  260,716      273,371      267,795      278,251
  ------------------------------------------------------------------------------

The company sold its Valve Systems and Controls division in 1997 for cash and $1.5 million in convertible preferred stock. In 1995, the company purchased an equity position in Powec, a Norwegian manufacturer, and in Kessel Thailand Co., Ltd. The carrying value of the preferred stock and the investment in Powec and Kessel Thailand Co., Ltd., approximates the company's interest in their underlying assets.

Short-term and long-term debt rates currently available to the company for debt with similar terms and remaining maturities are used to estimate the fair value for debt issues that are not quoted on an exchange.

Leases

The company leases certain facilities, vehicles and equipment under capital and operating leases with various terms. Certain leases contain renewal or purchase options. Future minimum payments, by year, and in the aggregate, under leases with initial or remaining terms of one year or more consisted of the following at December 31, 1997:

                                                            Minimum
                                 Capital     Operating     Sublease
(In thousands)                    Leases        Leases       Income          Net
--------------------------------------------------------------------------------
1998                             $   366       $11,250      $ 1,063      $10,553
1999                                 215         8,613        1,014        7,814
2000                                 204         6,175          771        5,608
2001                                 204         4,889          489        4,604
2002                                 204         3,742          396        3,550
Thereafter                           715         5,503          497        5,721
--------------------------------------------------------------------------------
Total minimum
  lease payments                 $ 1,908       $40,172      $ 4,230      $37,850
                                               =================================
Interest                            (396)
----------------------------------------
Present value                    $ 1,512
========================================


================================================================================
28     Crane Co     1997 annual report

================================================================================

The weighted average interest rate for capital leases is 7.92%. Rental expense for all operating leases was $14.9 million, $15.6 million and $16.6 million for 1997, 1996 and 1995 respectively.

The cost of assets capitalized under leases at December 31 is as follows:

(In thousands)                                              1997            1996
--------------------------------------------------------------------------------
Buildings and improvements                               $ 6,336         $ 6,377
Machinery and equipment                                    7,158           7,619
--------------------------------------------------------------------------------
                                                          13,494          13,996
Less accumulated depreciation                             11,829          12,006
--------------------------------------------------------------------------------
                                                         $ 1,665         $ 1,990
================================================================================

Contingencies

The company has established insurance programs to cover product and general liability losses. These programs have deductible amounts of $5 million per claim, $10 million aggregate per policy year before coverage begins, with the exception of aircraft products, which have first dollar coverage. The company does not deem its deductible exposure to be material.

As of December 31, 1997, the company has received certain proposed notices of adjustment to federal income tax and is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material effect on the company's financial condition and results of operations.

The company continues to be involved in various remediation actions to clean up hazardous wastes as required by federal and state laws. Estimated future environmental remediation cost was $17 million at December 31, 1997, which was fully accrued. In certain of these actions, the company is one of several potentially responsible parties ("PRPs"). As a PRP, the company could be liable for all clean-up cost despite the involvement of other PRPs. Given the financial stability of the other PRPs, the company believes this is unlikely and the accrual represents management's best estimate, based on current facts and circumstances, with respect to the ultimate liability that will be apportioned to the company. The company spent $3.4 million on environmental costs in 1997, and expects to pay remediation costs of approximately $3.1 million in 1998. The annual level of future remediation expenditures is difficult to estimate because of the many uncertainties relating to conditions of individual sites as well as uncertainties about the status of environmental laws and regulations and developments in remedial technology. In addition, the company is a minor/de minimis potentially responsible party (PRP) at certain third party environmental remediation sites where remediation obligations are joint and several, and the company, as part of its estimate of potential liability, periodically reviews whether the major PRPs have the ability to fulfill their portion of such remediation obligation. The company is not aware of any significant additional liability that would result from the inability of other PRPs to fulfill their obligation. Overall, the company's liability for the required remedial actions being implemented or engineered is not, individually or in the aggregate, expected to be material.

The company has also been advised by the Environmental Protection Agency (EPA) that it is a potentially responsible party (PRP) with respect to the Roebling Steel Company Superfund site in Roebling, New Jersey, previously operated by a former subsidiary, CF&I Steel Corporation. The company has advised the EPA that it was not an owner or operator of the site and has rejected all assertions of PRP status.

Crane Co. is a defendant in a class action arising out of the contamination of a creek in eastern Ohio by a chemical pesticide sold under the trade name Mirex. This chemical was not manufactured or sold by Crane but was manufactured by another company, also a defendant, at a site adjacent to a Crane facility. The complaint seeks compensatory damages of $10 million and a like amount in punitive damages against Crane, and compensatory damages of $100 million and a like amount in punitive damages against the manufacturer. Crane has asserted cross-claims for contamination of its property and for indemnification against any liability to the plaintiffs against the manufacturer, its foreign parent company and the seller of the pesticide that arranged for its manufacture. It is expected that the lawsuit will be tried in late 1998. Based on data from environmental studies available to date, the company believes that it not only has meritorious defenses to the plaintiffs' class action but also has valid claims against the other parties. Accordingly, the company believes that these actions are not likely to have a material effect on its results of operations or financial condition.

Crane Co. is a defendant in a lawsuit under the False Claims Act seeking treble damages and attorney's fees in connection with the assumption by the Pension Benefit Guarantee Corporation of the unfunded pension liabilities (allegedly $270 million) of CF&I Steel Corporation. The company believes the allegations are without merit. The lawsuit was dismissed in May 1996 upon the company's motions for summary judgment and for judgment on the pleadings. The dismissal was affirmed on appeal by the Eighth Circuit Court of Appeals in August 1997. While the plaintiff has filed a petition seeking review by the United States Supreme Court, the company believes the dismissal will be upheld and accordingly, that the lawsuit is not likely to have a material effect on the company's results of operations or financial condition.


================================================================================
                                          1997 annual report     Crane Co     29

================================================================================

The company's Crane Canada, Inc. subsidiary is the defendant in a class action pending in British Columbia, Canada alleging damages to property from water escaping from toilet tanks manufactured by Crane Canada. Crane Canada has settled past claims for property damage arising from water escaping from cracked toilet tanks on a case by case basis, and has entered into claims handling agreements with a number of property insurers to process such claims pursuant to agreed claim procedures and reimbursement formulas. Although the class certification order has been upheld on appeal, Crane Canada continues to settle property damage claims in accordance with the claims handling agreements and to enter into such agreements with additional insurers. Accordingly, the company believes that the pending legal action will not have a material impact on its liabilities. Based on the historical trends for claims related to cracked toilet tanks and the experience of Crane Canada in resolving such claims, the company believes that pending and reasonably anticipated future claims are not likely to have a material effect on its results of operations or financial condition.

As of December 31, 1997, Crane Co. was a defendant (among a number of defendants, typically 15 to 40) in approximately 642 actions filed in various state and federal courts alleging injury or death as a result of exposure to asbestos in products allegedly manufactured or sold by the company. Because of the unique factors inherent in each case and the fact that most are in preliminary stages, the company lacks sufficient information upon which judgments can be made as to their validity or ultimate disposition. Based on the information available to the company and its experience in the disposition of lawsuits of this type, the company believes that pending and reasonably anticipated future asbestos actions are not likely to have a material effect on its results of operations or financial condition.

Acquisitions, Divestitures and Investments

The company reviews potential acquisition candidates with market and technology positions that provide meaningful opportunities in the markets in which it already has a presence, or which afford significant financial reward, and may dispose of operations when consistent with its overall goals and strategies.

During 1997, the company completed five acquisitions at a total cost of $82 million. In March, the company acquired the transportation products business of Sequentia, Incorporated. This business, which produced fiberglass-reinforced plastic panels for the truck body, trailer and container market, has been integrated with the company's Kemlite subsidiary. Also in March, the company acquired Polyvend Inc., a manufacturer of snack and food vending machines. Polyvend was completely integrated into National Vendors, modern St. Louis facility by the end of the third quarter of 1997, significantly expanding our distribution sales channels. In April, the company acquired the Nuclear Valve Business of ITI MOVATS from Westinghouse. MOVATS is a leading supplier of valve diagnostic equipment and valve services to the commercial nuclear power industry. In July, through its Huttig Sash & Door Company subsidiary, the company acquired MALLCO Lumber & Building Materials Inc., a leading wholesale distributor of lumber, doors and engineered wood products serving Arizona and the surrounding region. In December the company acquired certain operations and products lines of Stockham Valves & Fittings, Inc. The acquired product lines and related manufacturing operations are being integrated into the company's engineered valve business and its commercial bronze and iron valve business.

Also in 1997, the company sold its Valve Systems and Controls division for $7.5 million in cash and $1.5 million in preferred stock.

During 1996, the company completed two acquisitions. The company acquired Interpoint Corporation in a tax-free merger in which the company assumed $26 million of Interpoint debt and issued 1.1 million shares of Crane common stock for all the outstanding shares of Interpoint. Interpoint designs and manufactures high density power converters with applications in the aerospace and medical technology industries. The company also acquired Grenson Electronics of Daventry, England, for a cash payment of $2.7 million. Grenson Electronics produces low voltage power conversion electronics for the aerospace, defense and industrial markets. The company sold Empire Foundry in 1996.

During 1995, the company completed three acquisitions at a cost of $9.4 million. In February, the company, through its Barksdale subsidiary, acquired Unimess GmbH, a German-based manufacturer of a full line of solid state pressure switches and transducers, level switches and indicating systems, and flow measurement and control components for specialized instrumentation requirements in numerous industrial processes. In the fourth quarter, the company acquired Process Systems, Inc., based in Michigan. Process Systems is a manufacturer of vertical turbine pumps and accessories for industrial applications. In November 1995, the company acquired Kessel PTE Ltd., a fluoropolymer plastic-lined pipe manufacturer with facilities in Singapore and Thailand. In September, ELDEC made a 47% equity investment in Powec, a Norwegian manufacturer of power conditioning products and systems.

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


================================================================================
30     Crane Co     1997 annual report

================================================================================

other transaction in which common shares are exchanged, preferential exchange rate. The rights will remain in existence until June 27, 1998, unless they are earlier terminated, exercised or redeemed. The company has authorized five million shares of $.01 par value preferred stock of which 525,000 shares have been designated as Series A Junior Participating Preferred Stock.

Stock-Based Compensation Plans

The company has three stock-based compensation plans: the Stock Option Plan, the Restricted Stock Award Plan and the Non-Employee Director Restricted Stock Plan. In accounting for its stock-based compensation plans, the company applies the intrinsic value method prescribed by APB No. 25, "Accounting for Stock Issued to Employees." Intrinsic value is the amount by which the market price of the underlying stock exceeds the exercise price of the stock option or award on the measurement date, generally the date of grant. No compensation expense is recognized for the company's stock option plan. Compensation expense recognized for its restricted stock award plans was $8.8 million in 1997, $4.6 million in 1996 and $2.9 million in 1995. The pro forma net income and earnings per share listed below reflect the impact of measuring compensation expense for options granted in 1997, 1996 and 1995 in accordance with the fair-value-based method prescribed by SFAS 123, "Accounting for Stock-Based Compensation." These amounts may not be representative of future years' amounts as options vest over a three-year period and generally additional awards are made each year.

(In thousands except per share data)         1997           1996           1995
--------------------------------------------------------------------------------
Net income As reported                   $112,771        $92,110        $76,337
           Pro forma                      110,339         90,616         75,753
Net income per share:
  Basic    As reported                       2.47           2.03           1.68
           Pro forma                         2.42           2.00           1.67
--------------------------------------------------------------------------------
  Diluted  As reported                       2.44           2.01           1.67
           Pro forma                         2.39           1.98           1.66
--------------------------------------------------------------------------------

The weighted average fair value of options granted was $10.33 per share in 1997, $8.01 per share in 1996 and $6.74 per share in 1995. These estimates were based on the Black-Scholes multiple option-pricing model with the following weighted average assumptions:

                                               1997          1996          1995
--------------------------------------------------------------------------------
Dividend yield                                 1.48%         1.81%         2.18%
Volatility                                    24.98%        26.89%        29.69%
Risk-free interest rates                       6.76%         6.53%         6.41%
Expected lives in years                        5.10          4.75          4.75
--------------------------------------------------------------------------------

Options are granted under the Stock Option Plan to officers and other key employees at an exercise price equal to the fair market value of the shares on the date of grant. Options become exercisable at a rate of 50% the first year, 75% the second year and 100% the third year after the date of grant, and expire ten years after the date of grant. A summary of stock option activity follows:

                                                       Number of        Weighted
(Shares in thousands)                                     Shares   Average Price
--------------------------------------------------------------------------------
1995
--------------------------------------------------------------------------------
Options outstanding at beginning of year                   2,259         $ 16.15
Granted                                                      504           22.90
Exercised                                                   (595)          14.75
Canceled                                                     (71)          18.09
Options outstanding at end of year                         2,097           18.10
Options exercisable at end of year                         1,272           16.30

1996
--------------------------------------------------------------------------------
Granted                                                      481           27.55
Exercised                                                   (307)          16.64
Canceled                                                     (60)          23.03
Options outstanding at end of year                         2,211           20.26
Options exercisable at end of year                         1,416           17.63

1997
--------------------------------------------------------------------------------
Granted                                                      535           33.91
Exercised                                                   (435)          16.98
Canceled                                                     (96)          28.60
Options outstanding at end of year                         2,215           23.87
Options exercisable at end of year                         1,420           19.87
--------------------------------------------------------------------------------

A summary of information regarding stock options outstanding at December 31, 1997 follows:

(Shares In thousands)                Options Outstanding     Options Exercisable
--------------------------------------------------------------------------------
                                    Weighted    Weighted                Weighted
                                     Average     Average                 Average
       Range Of        Number of   Remaining    Exercise   Number of    Exercise
Exercise Prices           Shares        Life       Price      Shares       Price
--------------------------------------------------------------------------------
   $22.21-41.69            1,272        8.50     $ 28.71         477     $ 24.89
    14.88-18.05              921        4.89       17.49         921       17.49
     9.92-11.73               22        1.01       11.10          22       11.10
--------------------------------------------------------------------------------

The Restricted Stock Award Plan provides for awards of common stock to officers and other key employees, subject to resale restrictions. The restrictions on outstanding awards are scheduled to lapse upon the achievement of certain performance objectives or over time. The company awarded 212,500 shares with a weighted average fair value of $34.07 in 1997. As of December 31, 1997, there were available for future awards a total of 579,982 shares.

Under the Non-Employee Director Restricted Stock Plan, directors who are not full-time employees of the company receive the portion of their annual retainers which exceeds $15,000 in shares of common stock. The shares are issued each year after the company's annual meeting, are forfeitable if the director ceases to remain a director until the company's next annual meeting, and may not be sold for a period of five years, or until the director leaves the Board. As a group, non-employee directors received 2,400 shares with a weighted average fair value of $33.69 in 1997.


================================================================================
                                          1997 annual report     Crane Co     31

Segment Information
Information by industry segments follows:

(in thousands)                                            1997           1996           1995
=============================================================================================
Fluid Handling
---------------------------------------------------------------------------------------------
   Net Sales                                        $  394,151     $  363,968     $  343,751
   Operating Profit                                     29,977         25,735         19,723
   Assets                                              322,488        255,093        261,201
   Capital Expenditures                                  6,835          7,888          5,678
   Depreciation and Amortization                        10,381         10,666         10,866

Aerospace
---------------------------------------------------------------------------------------------
   Net Sales                                        $  343,900     $  246,674     $  216,161
   Operating Profit                                     90,055         65,914         56,030
   Assets                                              277,704        251,716        166,599
   Capital Expenditures                                 13,496          8,325          3,589
   Depreciation and Amortization                        12,785         10,126          9,896

Engineered Materials
---------------------------------------------------------------------------------------------
   Net Sales                                        $  225,560     $  207,198     $  202,073
   Operating Profit                                     30,093         25,666         22,911
   Assets                                              109,578        102,035        103,276
   Capital Expenditures                                  8,210          4,252          3,177
   Depreciation and Amortization                         6,178          5,537          5,499

Crane Controls
---------------------------------------------------------------------------------------------
   Net Sales                                        $  131,521     $  129,676     $  131,127
   Operating Profit                                     11,640         11,256         11,322
   Assets                                              121,432        125,433        128,523
   Capital Expenditures                                  2,538          4,170          3,174
   Depreciation and Amortization                         6,502          6,495          6,760

Merchandising Systems
---------------------------------------------------------------------------------------------
   Net Sales                                        $  179,905     $  172,847     $  183,082
   Operating Profit                                     31,034         24,810         23,573
   Assets                                              109,190         91,529         88,936
   Capital Expenditures                                  5,089          7,900          9,161
   Depreciation and Amortization                         6,426          5,664          4,929

Wholesale Distribution
---------------------------------------------------------------------------------------------
   Net Sales                                        $  760,608     $  734,585     $  710,844
   Operating Profit                                     26,273         29,492         25,032
   Assets                                              186,633        199,622        197,528
   Capital Expenditures                                  4,146          3,368          1,451
   Depreciation and Amortization                         5,210          6,362          6,534

Consolidated
---------------------------------------------------------------------------------------------
   Net Sales
      Other                                         $   13,136     $   10,587     $   11,520
      Intersegment Elimination                         (11,950)       (17,803)       (16,248)
      ---------------------------------------------------------------------------------------
      Total Net Sales                               $2,036,831     $1,847,732     $1,782,310
      =======================================================================================
   Operating Profit
      Other                                         $      850     $      470     $     (629)
      Corporate                                        (23,425)       (17,311)       (15,150)
      Intersegment Elimination                             104            121            136
      ---------------------------------------------------------------------------------------
      Total Operating Profit                        $  196,601     $  166,153     $  142,948
      =======================================================================================
   Assets
      Other                                         $   12,266     $    7,100     $    8,099
      Corporate                                         46,602         56,327         44,249
      ---------------------------------------------------------------------------------------
      Total Assets                                  $1,185,893     $1,088,855     $  998,411
      =======================================================================================


================================================================================
32     Crane Co     1997 annual report

================================================================================

Segment Information continued Information by geographic segments follows:

(in thousands)                                            1997           1996           1995
=============================================================================================
United States
---------------------------------------------------------------------------------------------
   Net Sales                                        $1,663,094     $1,466,683     $1,428,495
   Operating Profit                                    196,168        162,533        143,672
   Assets                                              899,852        812,832        760,536
Canada
---------------------------------------------------------------------------------------------
   Net Sales                                        $  179,534     $  182,014     $  173,312
   Operating Profit                                      6,512          4,731          3,094
   Assets                                               83,510         88,912         86,163
Other International
---------------------------------------------------------------------------------------------
   Net Sales                                        $  231,560     $  229,903     $  208,885
   Operating Profit                                     17,346         16,200         11,332
   Assets                                              155,929        130,784        107,463
Consolidated
---------------------------------------------------------------------------------------------
   Net Sales
      Interregional Elimination                        (37,357)       (30,868)       (28,382)
      ---------------------------------------------------------------------------------------
      Total Net Sales                               $ 2,036,831    $1,847,732     $1,782,310
      =======================================================================================
   Operating Profit
      Corporate                                        (23,425)       (17,311)       (15,150)
      ---------------------------------------------------------------------------------------
      Total Operating Profit                        $  196,601     $  166,153     $  142,948
      =======================================================================================
   Assets
      Corporate                                         46,602         56,327         44,249
      ---------------------------------------------------------------------------------------
      Total Assets                                  $1,185,893     $1,088,855     $  998,411
      =======================================================================================


================================================================================
                                          1997 annual report     Crane Co     33

               Management's Responsibility for Financial Reporting

================================================================================

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


/s/  R. S. Evans

R. S. Evans
Chairman and Chief Executive Officer

/s/ D. S. Smith

D. S. Smith
Vice President--Finance and Chief Financial Officer

================================================================================

                          Independent Auditors' Report

Deloitte &
Touche LLP
     [LOGO]

To The Shareholders of Crane Co.

We have audited the accompanying consolidated balance sheets of Crane Co. and its subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, cash flows and changes in common shareholders' equity for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Crane Co. and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


/s/  Deloitte & Touche LLP

Stamford, Connecticut

January 21, 1998


================================================================================
34     Crane Co      1997 annual report

               Management's Discussion and Analysis of Operations

================================================================================

Results of Operations 1997

Results of operations for 1997 are explained in detail on pages 10 to 19.

Results of Operations 1996

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

Results of operations by industry segments follow:

Fluid Handling

Fluid Handling sales increased 5.9% in 1996 compared to 1995, with both the valve and pump businesses experiencing gains. Valve group sales growth derived from international operations. Crane Ltd. in the United Kingdom experienced strong export sales, which more than offset a weak domestic market. Crane Australia also benefited from strong export sales, mainly to Asia, as a result of its manufacturing joint venture in Indonesia, begun in the fourth quarter of 1995, which contributed $3.3 million to its overall sales gain. Crane Ningjin in China, another joint venture begun in the fourth quarter of 1995, shipped $2.8 million of product as the company continued to expand and strengthen its international presence. Pump business shipments increased 20% with the full-year impact of the Process Systems acquisition completed in the fourth quarter of 1995 contributing 50% of the increase. The continued success of new products, namely Chempump's NC Series self-diagnostic sealless pump and Barnes' pressure sewer pump systems, along with increased demand for most of the other pump product lines, contributed the other half. Valve sales in North America declined because of weak demand in cast steel and nuclear valve markets. In addition, the sale of Empire Foundry in the first quarter of 1996 negatively impacted North American sales comparisons by $4.4 million.

Operating profit improved 30% in 1996 on stronger performances by Crane Australia and the pump and water treatment businesses. With significantly higher sales, Crane Australia returned to more normal profit margins from the depressed levels of a year ago. The pump businesses improved margins through higher production volume and wider acceptance of their new product lines. Cochrane's water treatment business recorded profitable results compared to a loss in the prior year, which was caused by one large project. The North American valve business experienced a slight decline in operating profit because of lower sales volume.

Aerospace

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

Engineered Materials

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

Engineered Materials, operating profits increased 12%. Resistoflex posted significant profit gains on increased sales volume and significantly higher margins at its defense operations because of investments in manufacturing technology and improved processes. Kemlite benefited from higher sales along with a change in product mix. Profits declined at Cor Tec and Crane Plumbing because of lower shipments.

Merchandising Systems

Merchandising Systems 1996 sales declined $10.3 million, which consisted of a $13.2 million decline at National Vendors and a $2.9 million increase at NRI. The decline at National Vendors resulted from the 1995 completion of the United States Postal Office contract, which contributed $5.4 million in sales in that year, and lower sales to national accounts in the U.S. market. Increased sales of the Cafe System "7" coffee service product and increased penetration in Latin American and Pacific Rim markets partially offset these adverse factors. Sales gains at NRI were the result of increased demand for coin validators throughout Europe.

NRI increased profits through higher sales volume and improved margins stemming from its successful efforts to reduce production costs on certain high-volume validators. The lower sales volume


================================================================================
                                      1997     annual report     Crane Co     35

================================================================================

and lower margins from international sales at National Vendors were partially offset by substantial productivity gains from its plant modernization program.

Crane Controls

Crane Controls' 1996 sales declined slightly to $129.7 million. Ferguson experienced lower sales across all product lines because of an overall softening in the markets it serves, most notably the packaging industry. Sales at Azonix were down slightly from the prior year with weakness in the OEM product line. Sales gains at the other three Controls business units partially offset these declines. Powers Process Controls recorded the biggest sales gain, benefiting from the significant upturn in the U.S. construction market. Sales at Barksdale increased on the strength of higher shipments of its transducers in the U.S. and level switch products in Europe and the U.S., while sales at Dynalco improved as a result of higher demand in the agricultural OEM market.

Operating profit in 1996 was essentially unchanged from the prior year. Profits at Ferguson Europe improved because of the benefits of consolidating its manufacturing facilities, which was completed in 1995, and profits at Powers Process Controls improved because of increased sales volume. At Barksdale, profits were lower despite increased sales because of higher material costs of its level switch and transducer products relative to its other product lines. A change in product mix also resulted in lower margins at Azonix, while higher margins minimized the sales shortfall at Ferguson U.S.

Wholesale Distribution

Wholesale Distribution sales increased $23.8 million, or 3.3%, in 1996, as sales at Huttig increased $24.2 million because of growth in new home construction and an increase in residential remodel and repair spending throughout the United States. Crane Supply sales were essentially unchanged from the prior year. Weak sales in Quebec because of a depressed economy offset strong results in Alberta, where there was a marked improvement in the oil and gas market. Sales at Valve Systems and Controls declined $1.1 million as a result of the loss of a major supplier. Higher sales of manual valves to the petroleum industry minimized the adverse effect of the loss. 1996 operating profit increased $4.5 million, or 18%, as Huttig's distribution and manufacturing businesses both posted strong results. Distribution operating profit improved on higher overall sales. Manufacturing operating profit increased significantly because of demand-related price increases, production efficiencies and higher sales of value-added products. At Crane Supply, productivity improvements and cost reductions resulted in higher margins. At Valve Systems and Controls, decreased sales and increased competitive pressures unfavorably impacted earnings.

Liquidity and Capital Resources

Cash Flow

Operating activities in 1997 generated $150 million in cash flow, allowing the company to invest $82 million, expanding its core businesses by making five acquisitions, invest $41 million in capital equipment and return $48 million to shareholders through dividends and share repurchases. This represents the fourth consecutive year that Crane has generated cash in excess of $100 million from operations.

Although working capital increased because of higher sales, average working capital as a percentage of sales declined, resulting in a positive cash flow impact of $6.1 million. The improvement derives from better controls as a result of investment in management information systems and a compensation system that rewards higher returns on invested capital. The company expects that future working capital requirements for sales growth, geographic expansion and new product offerings will be, to a large extent, funded by continued improvement in working capital management.

Net cash used for investing activities increased compared to the prior year, mainly because of the five acquisitions made in 1997. Capital expenditures in 1997 totaled $41 million and primarily funded manufacturing and business process system projects. The company expects to invest approximately $55 million per year on similar capital projects over the next three years. These projects are designed to reduce business process and manufacturing cycle times, increasing the company's ability to respond to customer needs. In 1998, Crane plans to continue to seek acquisition opportunities that complement existing businesses, have leading positions in niche markets, and can generate cash returns greater than the cost of capital.

Net cash used for financing activities in 1997 includes $25 million for the repurchase of more than 650,000 shares of Crane common stock and $23 million for the payment of dividends.

Capital Structure

The following table sets forth the company's capitalization:

(In thousands)
For Years Ended December 31,                               1997            1996
--------------------------------------------------------------------------------
Short-term debt                                        $ 30,240        $ 23,937
Long-term debt                                          261,708         269,046
--------------------------------------------------------------------------------
  Total debt                                            291,948         292,983
Less cash                                                 6,982          11,579
--------------------------------------------------------------------------------
  Total net debt                                        284,966         281,404
Shareholders' equity                                    532,544         462,669
--------------------------------------------------------------------------------
Total capitalization                                    817,510         744,073
% of net debt to shareholders' equity                      53.5%           60.8%
--------------------------------------------------------------------------------
% of net debt to total capitalization                      34.9%           37.8%
--------------------------------------------------------------------------------

Net debt to total capitalization improved significantly to 34.9% in 1997 because of strong earnings.

At December 31, 1997, the company had unused lines of credit in support of short-term borrowings of $222.5 million. Available domestic lines of credit, which were uncommitted and unsecured, totaled $187.5 million. Available foreign lines of credit totaled $35 million, of which $13 million was contractually committed and $22 million was uncommitted. All available short-term lines of credit are for borrowings up to 364 days and are renewable at the option of the lender.

At December 31, 1997, the company had a $200 million contractually committed domestic long-term bank credit facility under which the company can borrow, repay, or to the extent permitted by the agreement, prepay loans and reborrow at any time prior to the termination date of August 2000. Proceeds may be used for general corporate purposes or to provide bridge financing for acquisitions. The agreement contains certain covenants, including limitations on indebtedness and liens. No loans were outstanding under this agreement at year end. In addition, the company's Canadian subsidiary was also party to contractually committed long-term lines of credit underwritten by banks in Canada. These facilities afford borrowings for up to $14 million, and on December 31, 1997, such loans outstanding totaled $.6 million. Under a $300 million shelf registration filed with the Securities and Exchange Commission, $150 million in unissued debt securities remains registered.


================================================================================
36     Crane Co      1997 annual report

================================================================================

Crane is a party to a contractually committed off-balance sheet chattel paper financing facility that enables its National Vendors operation to offer various sales support financing programs to its customers. Recourse to Crane for all uncollectible loans made to National Vendors' customers by the banks under this agreement is limited.

As of December 31, 1997, the company's senior unsecured debt was rated BBB by Standard & Poor's Corporation and Baa2 by Moody's Investors Service. The company believes it has adequate access to both public and private credit markets to meet all of its operating and strategic objectives.

Environmental

The company continues to be involved in various remediation actions to clean up hazardous wastes as required by federal and state laws. Estimated future environmental remediation cost was $17 million at December 31, 1997, which was fully accrued. In certain of these actions, the company is one of several potentially responsible parties ("PRPs"). As a PRP, the company could be liable for all clean up costs despite the involvement of other PRPs. Given the financial stability of the other PRPs, the company believes this is unlikely and the accrual represents management's best estimate, based on current facts and circumstances, with respect to the ultimate liability that will be apportioned to the company. The company spent $3.4 million on environmental costs in 1997, and expects to pay remediation costs of approximately $3.1 million in 1998. The annual level of future remediation expenditures is difficult to estimate because of the many uncertainties relating to conditions of individual sites as well as uncertainties about the status of environmental laws and regulations and developments in remedial technology. In addition, the company is a minor/de minimis potentially responsible party (PRP) at certain third party environmental remediation sites where remediation obligations are joint and several, and the company, as part of its estimate of potential liability, periodically reviews whether the major PRPs have the ability to fulfill their portion of such remediation obligation. The company is not aware of any significant additional liability that would result from the inability of other PRPs to fulfill their obligations. Overall, the company's liability for the required remedial actions being implemented or engineered is not, individually or in the aggregate, expected to be material.

Impact of the Year 2000

The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

Based on an initial assessment in 1997, the company determined that it will be required to modify or replace significant portions of its software so that its computer systems will properly utilize dates beyond December 31, 1999. Further confirmatory tests and more detailed assessments are planned in 1998. The company presently believes that with planned modifications to existing software and conversions to new software, the Year 2000 Issue can be effectively mitigated. However, if such modifications and conversions are not made, or are not completed on a timely basis, the Year 2000 Issue could have a material impact on the operations of the company.

The company is in the process of initiating formal communications with all of its significant suppliers and large customers to determine the extent to which the company is vulnerable to potential third parties' failures to remediate their own Year 2000 Issues. Though it is in the interest of the company to use this information to mitigate these risks, because of the complexity of this issue, the company can give no guarantee that the systems of other companies on which the company's systems rely will be remedied for the Year 2000 Issue on time or that a failure to remedy the problem by another company would not have a material adverse effect on the company.

The company will utilize both internal and external resources to replace or upgrade and test its software for the Year 2000 modifications. In 1998 the company plans to replace the business systems at eleven of its operating units and to modify or upgrade the business software at fifteen of its operating units. The business software being replaced or upgraded will add functionality and efficiency in the business processes of the company. The total cost of those projects is estimated to total $25 million and will be funded through operating cash flow. Of the total project cost, approximately $17 million is attributable to the purchase of new hardware/software, which will be capitalized with the remaining $8 million expensed as incurred. The company believes these projects will be completed on a timely basis, mitigating the impact of the Year 2000 Issue. However, the costs of the project and the date by which the company plans to complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third party modification plans and other factors. However, there can be no guarantee that these estimates will be correct and actual results could differ materially from those plans. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, and similar uncertainties.

Risk Factors

Throughout this Annual Report to shareholders, particularly in the Letter to Shareholders on pages 2-4 and in the sections of Management's Discussion and Analysis of Operation on pages 10-19 and 35-37 the company makes numerous statements about expectations of future performance and market trends, and statements about plans and objectives and other matters, which because they are not historical fact may constitute "forward looking statements" within the meaning of the Private Securities and Litigation Reform Act of 1995. Similar forward looking statements are made periodically in reports to the Securities and Exchange Commission, press releases, reports, and documents and in written and oral presentations to investors, shareholders, analysts and others, regarding future results or expected developments. Because the company wishes to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, readers are cautioned to consider, among others, the risk factors which will be described in the company's Form 10-K for the period ended December 31, 1997 to be filed with the Securities and Exchange Commission before March 31, 1998, when evaluating such forward looking statements about future results or developments.

Copies of the company's Form 10-K can be obtained after it is filed by writing to the company at the address on the back cover, from the Securities and Exchange Commission, or through the Internet at the company's web site at http:/www.shareholder.com/crane.


================================================================================
                                          1997 annual report     Crane Co     37

================================================================================

                  Five Year Summary of Selected Financial Data

(In thousands except per share data)
Years Ended December 31,                                    1997             1996             1995             1994             1993
------------------------------------------------------------------------------------------------------------------------------------
Net Sales                                             $2,036,831       $1,847,732       $1,782,310       $1,653,466       $1,310,205
Depreciation and Amortization                             55,400           49,402           48,765           44,691           29,420
Operating Profit                                         196,601          166,153          142,948          109,889           85,856
Interest Expense                                          23,817           23,420           26,913           24,171           11,396
Income Before Taxes                                      175,837          145,020          121,468           91,227           79,818
Provision for Income Taxes                                63,066           52,910           45,131           35,294           30,925
------------------------------------------------------------------------------------------------------------------------------------
Income from Operations                                $  112,771       $   92,110       $   76,337       $   55,933       $   48,893
------------------------------------------------------------------------------------------------------------------------------------
Basic Net Income Per Common Share                     $     2.47       $     2.03       $     1.68       $     1.24       $     1.09
Cash Dividends Per Common Share                       $      .50       $      .50       $      .50       $      .50       $      .50
Assets                                                $1,185,893       $1,088,855       $  998,411       $1,008,045       $  744,165
Long-Term Debt                                        $  260,716       $  267,795       $  281,093       $  331,289       $  105,557
------------------------------------------------------------------------------------------------------------------------------------

                         Quarterly Results for the Year

(In thousands except per share data)                                                                        Quarter             Year
Years Ended December 31,                                   First           Second            Third           Fourth
------------------------------------------------------------------------------------------------------------------------------------
1997
Net Sales                                             $  467,333       $  518,763       $  534,818       $  515,917       $2,036,831
Cost of Sales                                            338,614          376,298          391,503          371,300        1,477,715
Depreciation and Amortization                             10,113           10,515           10,502           10,713           41,843
------------------------------------------------------------------------------------------------------------------------------------
Gross Profit                                          $  118,606       $  131,950       $  132,813       $  133,904       $  517,273
Net Income                                            $   22,645       $   29,222       $   31,400       $   29,504       $  112,771
Basic Net Income Per Share                            $      .50       $      .64       $      .68       $      .65       $     2.47
------------------------------------------------------------------------------------------------------------------------------------
1996
Net Sales                                             $  436,463       $  466,231       $  481,116       $  463,922       $1,847,732
Cost of Sales                                            319,982          339,605          352,632          332,526        1,344,745
Depreciation and Amortization                              9,710            9,718            9,872           10,146           39,446
------------------------------------------------------------------------------------------------------------------------------------
Gross Profit                                          $  106,771       $  116,908       $  118,612       $  121,250       $  463,541
Net Income                                            $   18,208       $   22,104       $   26,889       $   24,909       $   92,110
Basic Net Income Per Share                            $      .40       $      .49       $      .60       $      .55       $     2.03
------------------------------------------------------------------------------------------------------------------------------------

             Market and Dividend Information--Crane Co. Common Shares

                                 New York Stock Exchange Composite Price Per Share         Dividends Per Share
--------------------------------------------------------------------------------------------------------------
                                                 1997                         1996             1997       1996
Quarter                         High              Low            High          Low
--------------------------------------------------------------------------------------------------------------
First                      $34 3/8           $27 1/2          $29          $24                $.125      $.125
Second                      43 3/8            30 5/8           29 5/8       25 7/8             .125       .125
Third                       47 1/4            41 1/16          30           24                 .125       .125
Fourth                      46 15/16          39 7/8           31 1/2       27 7/8             .125       .125
                                                                                              $ .50      $ .50
--------------------------------------------------------------------------------------------------------------

On December 12, 1996, the company effected a three-for-two split of common stock.

All per share data prior to the split have been restated.

At December 31, 1997 there were approximately 5,600 holders of record of Crane Co. common stock.


================================================================================
38     Crane Co     1997 annual report

                            Shareholder Information

================================================================================

Crane Co. Shareholder Direct(R)

Copies of Crane Co.'s report on Form 10-K for 1997 as filed with the Securities and Exchange Commission as well as other financial reports and news from Crane Co. are available by calling 1-888-CRANE-CR (1-888-272-6327), 24 hours a day, 7 days a week. Visit Crane Co. on the Internet at http://www.shareholder.com/crane.

Annual Meeting

The Crane Co. annual meeting of shareholders will be held at 10:00 A.M. on Monday, April 20, 1998 at the Sheraton Stamford Hotel, One First Stamford Place, Stamford, CT 06902.

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

First Chicago Trust Company of
New York
Customer Service: 1-201-324-1225
Non-Postal Deliveries
525 Washington Blvd.
Jersey City, NJ 07310

Dividend Reinvestment & Optional Payments

P.O. Box 13531
Newark, NJ 07188-0001

General Correspondence & Changes of Address

P.O. Box 2500
Jersey City, NJ 07303-2500

Transfer of Stock Certificates

P.O. Box 2506
Jersey City, NJ 07303-2506

Bond Trustee and Disbursing Agent

The Bank of New York
Corporate Trust Department: 1-800-438-5473
101 Barclay Street - 7 East
New York, NY 10286

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

First Chicago Trust Company of
New York
Dividend Reinvestment Plan
Crane Co.
P.O. Box 2598
Jersey City, NJ 07303-2598


================================================================================
                                          1997 annual report     Crane Co     39


Design: Robert Webster Inc

Directors

Mone Anathan, III
Vice Chairman of the Board and
Chairman of the Executive Committee,
Filene's Basement

E. Thayer Bigelow, Jr. (1,2)
Chief Executive Officer
Court TV, an affiliate of Time Warner Entertainment LP

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

Charles J. Queenan, Jr. (2)
Senior Counsel,
Kirkpatrick & Lockhart LLP
Attorneys at Law

Boris Yavitz (1,3)
Dean Emeritus,
Columbia University
Graduate School of Business

Corporate Officers

Robert S. Evans

Chairman and Chief Executive Officer

L. Hill Clark
President and Chief Operating Officer

Gil A. Dickoff
Treasurer

Augustus I. duPont
Vice President, General Counsel
and Secretary

Bradley L. Ellis
Vice President, Chief Information Officer

Anthony D. Pantaleoni
Vice President, Environment, Health
and Safety

Richard B. Phillips
Vice President, Human Resources

Michael L. Raithel
Controller

David S. Smith
Vice President, Finance and
Chief Financial Officer


 [LOGO]
--------
CRANE(R)
--------

Crane Co.
Executive Offices

100 First Stamford Place
Stamford, CT 06902
(203)363-7300


(1)  Member of the Executive Committee

(2)  Member of the Audit Committee

(3)  Member of the Organization and Compensation Committee