Form 10-K405, Exhibit 13
period 1998-12-31
CRANE CO /DE/
filed 1999-03-04
CIK 25445

                                                                      EXHIBIT 13

Crane Co.                                                                   1998
================================================================================
                                                                   Annual Report

================================================================================

                                    Our Credo

          o    We strive for a dominant presence in niche markets.

          o We generate solid rates of return on invested capital and high levels of cash flow.

          o We use our cash effectively to grow and strengthen our existing businesses, and to acquire new businesses.

          o We acquire businesses that fit with our existing businesses and strengthen our position in niche markets.

          o We maintain an incentive compensation plan specifically designed to align the interests of management and shareholders.

          o    We do this with one goal in mind: To build shareholder value.

---------------------------

Table of Contents

Financial Highlights      1

Letter to Shareholders    2

Crane at a Glance         6

Consolidated Financial
  Statements              9

Notes to Consolidated
  Financial Statements   13

Management's
  Responsibility for
  Financial Reporting    22

Independent
  Auditors` Report       22

Management's Discussion
  and Analysis of
  Operations             23

Directors and Officers   36

Shareholder Information  37

---------------------------

================================================================================

                              Financial Highlights

                      ($ and shares in thousands except per share data)        1998         1997  % Change
==========================================================================================================
Summary of Operations  Net Sales                                         $2,268,505   $2,036,831     11.4%
                       EBITDA(a)                                            303,918      255,054     19.2%
                       Operating Profit                                     238,932      196,601     21.5%
                       Income Before Taxes                                  214,641      175,837     22.1%
                       Net Income                                           138,438      112,771     22.8%
                       Cash Flow(b)                                         199,896      168,171     18.9%
                       -----------------------------------------------------------------------------------
Per Share Data         Basic
                          Net Income                                     $     2.02   $     1.64     23.2%
                          Cash Flow                                            2.92         2.45     19.2%
                       Diluted
                          Net Income                                           2.00         1.63     22.7%
                          Cash Flow                                            2.88         2.42     19.0%
                       Dividends                                                .37          .33
                       Average Basic Shares                                  68,555       68,565
                       Average Diluted Shares                                69,368       69,384
                       -----------------------------------------------------------------------------------
Financial Position at
December 31,           Assets                                            $1,454,674   $1,185,893     22.7%
                       Net Debt                                             394,369      284,966     38.4%
                       Shareholders' Equity                                 643,234      532,544     20.8%
                       Market Value of Equity(c)                          2,067,206    1,975,376      4.6%
                       Market Capitalization(c)                           2,461,575    2,260,342      8.9%
                       -----------------------------------------------------------------------------------
Key Statistics         Sales per Employee                                $      185   $      184
                       Operating Profit as a % of Sales                        10.5%         9.7%
                       Net Income as a % of Sales                               6.1%         5.5%
                       Return on Average Assets                                10.4%         9.9%
                       Return on Average Shareholders' Equity                  23.8%        22.8%
                       Net Debt to Capital                                     38.0%        34.9%
----------------------------------------------------------------------------------------------------------

                   (a) EBITDA is earnings before interest, taxes, depreciation and amortization.
                   (b) Cash flow is net income plus depreciation and
                       amortization.
                   (c) Market value of equity is number of shares of common
                       stock outstanding times closing stock price. Market capitalization is market value of equity plus net debt.

Diluted EPS

[GRAPHIC]

EBITDA (in millions)

[GRAPHIC]

Net Income (in millions)

[GRAPHIC]

================================================================================
                                                Crane Co. 1998 Annual Report   1

================================================================================

                        Chairman's Letter to Shareholders

I am pleased to report that Crane Co. turned in another outstanding performance in 1998, setting sales, earnings and cash flow records for the sixth consecutive year, with earnings growth exceeding 20% for the fourth straight year.

All six of our business segments reported increased sales, with solid contributions from 1997 and 1998 acquisitions. Four segments had higher earnings and the gains -- particularly in aerospace -- were more than enough to establish a new profit record. Margins also improved.

Sales, Earnings Rise

Our sales exceeded the $2 billion mark for the second year, rising 11% to $2.3 billion. Net earnings climbed faster, reaching $138.4 million, a 23% increase over 1997's $112.8 million. Net earnings per share, adjusted for our 3-for-2 stock split in 1998, were $2.00, diluted, a gain of nearly 23% over the 1997 figure of $1.63.

Strong Acquisition Program

A vigorous and continuing acquisition program is a cornerstone of our growth strategy, and 1998 was an excellent year. Our acquisition effort is underpinned by -- and in turn reinforces -- our profitability, growing cash flow and strong balance sheet. Our standards are high: we look for sound, complementary businesses that can be bought at realistic prices. While we sometimes purchase stand-alone businesses, most often we make add-on acquisitions, strengthening or expanding our existing businesses by adding complementary businesses, product lines or brands.

     In 1998, we made six add-on acquisitions -- all complementary to our existing businesses -- at a cost of $224 million. This brings our acquisition investment since 1992 to 24 companies and $725 million, including the five acquired in 1997 at a cost of $82 million.

More than half of our 1998 investment, $125 million, went for Kemlite's purchase of Sequentia Holdings, also a manufacturer of fiberglass reinforced plastic panels, whose focus is construction and building products applications. Kemlite, which had acquired Sequentia's transportation product lines in 1997, is the leader in transportation and recreational vehicle markets, and is now the market leader in building products as well, adding balance to the business and permitting a variety of manufacturing, purchasing, technical and management synergies. Also in our Engineered Materials segment, Resistoflex acquired Dow Chemical's Plastic-Lined Piping Products division, becoming the global market leader for a broader line of fluoropolymer and thermoplastic-lined piping systems for chemical processing, high purity, defense and water treatment applications. Again, there will be a number of opportunities for manufacturing, marketing and technical synergies. These are great examples of the types of acquisitions on which Crane is focused.

     In the Fluid Handling segment, we acquired Liberty Technologies, whose nuclear valve monitoring products and repair capabilities were added to Crane Nuclear (our Nuclear Valve business). Liberty's motor, engine and compressor monitoring products were added to Dynalco Controls. Also in Fluid Handling, we acquired Environmental Products, a maker of packaged, membrane-based water purification systems expanding our Cochrane unit's offerings to the water treatment industry. In Wholesale Distribution, Huttig Building Products, our largest single business, was expanded by the acquisition of Consolidated Lumber of


================================================================================
2  Crane Co. 1998 Annual Report

================================================================================

Kansas City and Number One Supply of Baltimore, adding both geographic reach and enhanced marketing focus on large builders and other end user, "one-step" customers.

     Overall, these acquisitions added slightly to earnings and significantly to sales in 1998 and will make larger contributions in the future. We are continuing our energetic pursuit of attractive acquisition candidates.

Cash Flows
(Net income plus depreciation and
amortization) (in millions)

[GRAPHIC]

A Growth Company

Although Crane is viewed by some as a cyclical company, the combination of diversification, continuing acquisitions and constant attention to strengthening the performance of our approximately 30 operating businesses has given us many of the characteristics of a growth company. Chief among these is vigorous, continuing earnings growth. Because our businesses operate in so many different industries, market niches and regions, their differing cycles tend to smooth our earnings growth patterns. Acquisitions typically enhance growth in the year they are bought and in the following years. We expect to maintain the double-digit earnings growth we have enjoyed since 1992.

Running More Efficiently

In our businesses, there are no simple ways to improve performance. The climate we operate in is both global and increasingly competitive, requiring us to search unceasingly for ways to improve our products, distribution and cost structure and, indeed, all our manufacturing and business processes. We constantly invest in new equipment and systems -- $54.3 million in 1998, compared with $40.6 million in 1997.

     That is only part of the story, of course. Margin and profit improvements tend to come in small increments that add up over time. Typically they result from the focus and skill of the people in our operating companies, which we encourage in various ways. As noted in previous reports, executive compensation is geared to our Economic Value Added (EVA) program, which rewards real achievements, not just progress toward arbitrary goals. We are also making gains through our Six Sigma program, described in last year's report. Virtually all of our companies now have one or more trained "black belts," who are focusing on improving manufacturing or business processes and training their colleagues to do the same. Such efforts, coupled with volume growth at most of our businesses, increased our overall operating profit margin from 9.7% to 10.5%, a significant gain with a direct and positive impact on our bottom line.

Progress in All Segments

More detail on our business performance is elsewhere in this Annual Report. I encourage you to read it closely, but will comment briefly here. All six of Crane's business segments made progress during 1998. Most notable was Aerospace, three of whose four companies had handsome profit gains, fueled largely by continued strong demand from Boeing and other aircraft equipment OEMs. Hydro-Aire, ELDEC and Interpoint showed impressive growth in sales and profits. Margins and profits declined modestly on higher sales at Lear Romec but were still very strong.

     The Engineered Materials segment also performed well overall. Our companies improved their strong positions in the markets for fiberglass reinforced transportation and building products, with Kemlite and CorTec increasing both sales and profits and Kemlite's 1998 Sequentia acquisition making a solid profit contribution. Profits were flat at Resistoflex, on higher sales, and at Polyflon, on lower sales. Crane Plumbing, struggling in weak Canadian markets, ran at a small loss on lower sales.

     In our Merchandising Systems segment, National Vendors' sales and earnings rose in the U.S., assisted by its 1997 Polyvend acquisition, and


================================================================================
                                                 Crane Co. 1998 Annual Report  3

================================================================================

in the United Kingdom and Germany. Germany-based National Rejectors improved margins and earnings on slightly lower sales.

     In Wholesale Distribution, profits improved as Huttig enhanced margins slightly and made sales and earnings gains with the help of 1997 and 1998 acquisitions. Crane Supply had slightly lower sales and earnings, but maintained margins.

     Our Fluid Handling businesses had mixed results, with a solid increase in sales but slightly lower profits. Sales and earnings increases in engineered valves were offset by a loss in commercial valves, largely the result of miscues in absorbing our 1997 Stockham acquisition, higher legal costs, and restructuring expenses in the U.K. Our pump businesses had flat results.

     Crane Controls reported flat sales and slightly lower earnings as a result of weak export markets and increasing price competition. All but one of our five businesses had lower earnings, although all remained solidly profitable.

Crane's Financial Strength

Crane ended 1998 in excellent financial condition, and we have ample ability to invest in our businesses and make further acquisitions. Although our long-term debt rose from $260.7 million in 1997 to $359.1 million, our debt-to-capitalization ratio at year-end remained a moderate 38%, compared with 34.9% at the end of 1997. We have ready access to credit on favorable terms, but our best source of funding, of course, is the cash that our businesses generate. Our businesses are profitable, increasingly so, as our 1998 margin increase attests.

     Cash flow, our first priority, set a new record of $2.88 per diluted share versus $2.42 in 1997. Our earnings before interest, taxes, depreciation and amortization (EBITDA) advanced from $255.1 million to $303.9 million. We invested $11.3 million in repurchasing 402,000 shares of Crane stock on the open market during the year, at an average cost of $28.22 per share. We have always been willing to repurchase shares when the market price, compared to our prospects, recommends we do so.

     On August 17, 1998, we announced a three-for-two stock split and a 20% increase in our quarterly dividend.

A Bright Outlook

Predicting worldwide business and economic conditions a year out is a dicey exercise, but our companies are well prepared to adjust as circumstances change. Accordingly, we expect another good year for Crane in 1999, with the help of a full year's results from our 1998 acquisitions. Continued strength in the domestic economy and the growth expected in Europe should help all our businesses. Russia and Brazil are major question marks and commercial air transport orders may have peaked, but there are signs of recovery in Asia, the semiconductor industry and even the oil patch.

     Meanwhile, we are working hard to fix our problems in the commercial valve business, and believe that our global approach, already successful in our engineered valve businesses, will succeed there as well. In all our businesses, we constantly strive to become more efficient, reduce costs and improve margins, thereby strengthening our ability to compete.

     Thus Crane is well positioned to continue its profitable growth, an enviable circumstance that is the result of careful planning, initiative, dedication and extremely hard work by a great many people throughout this company. I wish to express my gratitude to them, on behalf of the shareholders, and to thank our customers and suppliers for their loyalty and good will. I also want to thank our shareholders for their continuing support, which we hope will continue to be merited and well rewarded.

Sincerely,


/s/ R. S. Evans

R. S. Evans
Chairman and Chief Executive Officer
February 12, 1999


================================================================================
4  Crane Co. 1998 Annual Report

================================================================================

                                   1998 Review

   Crane's more than thirty businesses report their results in six segments:

                            o Fluid Handling
                            o Aerospace
                            o Engineered Materials
                            o Controls
                            o Merchandising Systems
                            o Wholesale Distribution

   In the pages that follow, we discuss these results, along with the events, trends, market dynamics and management initiatives that influenced them.

                                    ----------
                                     CRANE(R)
                                    ----------


================================================================================
                                                 Crane Co. 1998 Annual Report  5

================================================================================

                                Crane at a Glance

---------------------------------------------------------------------------------------------------------------------------------
Fluid Handling              Business Unit                 Products                             Markets Served
---------------------------------------------------------------------------------------------------------------------------------

(dollars in millions) 1998  Crane Valves                  Gate, globe, check and ball valves   Hydrocarbon processing: refining,
--------------------------  Long Beach, CA                made from bronze, cast iron, steel,  petrochemical, oil and gas produc-
                            North America                 stainless steel, titanium and        tion and distribution and chemical
Sales               $454.7  Crane                         special corrosion-resistant alloys   processing
Operating Profit      27.9  Pacific
Operating Margins     6.1%  Flowseal                      Wedge plug, non-lubricated plug      Power generation including nuclear
--------------------------  Jenkins                       valves                               applications
                            Center Line
                            Stockham                      HF acid valves                       Industrial, municipal, commercial
                            Triangle                                                           and institutional construction,
                            Duo-Check                     Dual disc wafer check valves         water and sewage, building and
                                                                                               engineering services
                            Crane Nuclear, Inc.           High performance and resilient
                            Kennesaw, GA                  seat butterfly valves                Pulp and paper

                            Crane Ltd.                    Cryogenic valves                     Commercial heating, ventilation
                            Ipswich, U.K.                                                      and air conditioning (HVAC)
                                                          Valve diagnostics, repair,
                            Crane Australia Pty., Ltd.    contract maintenance and             Marine, cryogenic applications
                            Sydney, Australia             "in-line" services

                            Stockham Valves, Ltd.         Pipe fittings
                            Belfast, N. Ireland
                            Wigan, U.K.

                            Stockham Australia Pty., Ltd.
                            Thomastown, Australia

                            Westad Industri A/S
                            Geithus, Norway

                            -----------------------------------------------------------------------------------------------------

                            Crane Pumps & Systems, Inc.   Submersible wastewater and           Municipal, industrial and com-
                            Piqua, OH                     dewatering centrifugal, self-        mercial water and wastewater,
                            Barnes Pumps                  priming centrifugal, regenerative    specialty industrial markets,
                            Burks Pumps                   turbine, horizontal and vertical     original equipment manufacturers
                            Deming Pump                   turbine, sealed and sealless end     (OEM), power and construction,
                            Weinman                       suction and in-line centrifugal,     government contracts, commer-
                            Chempump                      split case, air operated             cial HVAC, chemical processing,
                            Chem/Meter                    diaphragm, metering pumps and        pharmaceutical, pulp and paper,
                            Process Systems               pumping systems                      and hydrocarbon processing
                            Sellers
                                                          Rotary tank cleaners, steam
                                                          injectors

                            -----------------------------------------------------------------------------------------------------

                            Cochrane Inc.                 Water and wastewater treatment       Power/steam generation, potable
                            King of Prussia, PA           units and systems                    water, industrial/commercial feed-
                                                                                               water/ water recycle

                            =====================================================================================================


================================================================================
6  Crane Co. 1998 Annual Report

----------------------------------------------------------------------------------------------------------------------------------
Aerospace                   Business Unit                  Products                             Markets Served
----------------------------------------------------------------------------------------------------------------------------------

(dollars in millions) 1998  ELDEC Corporation              Position indication and control      Commercial, business and military
--------------------------  Lynnwood, WA                   systems, proximity sensors, pre-     aerospace, defense, electronics, and
Sales               $394.5                                 ssure sensors, mass fuel flowme-     telecommunications
Operating Profit     118.2                                 ters, power conversion systems
Operating Margins    30.0%                                 and equipment
--------------------------
                            ------------------------------------------------------------------------------------------------------

                            Hydro-Aire, Inc.               Aircraft brake control and anti-     Commercial transport, business
                            Burbank, CA                    skid systems, including electro-     and commuter, general aviation,
                                                           hydraulic servo valves and mani-     military and government aero-
                                                           folds, embedded software and         space, repair and overhaul
                                                           redundant, rugged electronic
                                                           controls, hydraulic control
                                                           valves and landing gear sensors,
                                                           fuel pumps

                            ------------------------------------------------------------------------------------------------------

                            Lear Romec                     Lubrication and fuel pumps for       Commercial and military aero-
                            Elyria, OH                     aircraft, aircraft engines and       space, defense industry
                                                           radar cooling systems

                            ------------------------------------------------------------------------------------------------------

                            Interpoint                     Standard and custom miniature        Commercial, space and military
                            Redmond, WA                    (hybrid) DC-to-DC power con-         aerospace, defense industry, medical
                                                           verters and custom miniature         industries including implantable
                                                           (hybrid) electronic circuits         medical devices and industrial
                                                                                                markets

==================================================================================================================================
Engineered Materials
--------------------------  Kemlite Company, Inc.          Fiberglass-reinforced plastic (frp)  Recreational vehicle, truck
(dollars in millions) 1998  Joliet, IL                     panels used as sidewalls and         trailer and commercial and
--------------------------                                 roofs for recreational vehicles,     residential construction
Sales               $279.0                                 interior wall liners and roofs
Operating Profit      39.7  Sequentia, Inc.                for truck trailers, and wall and
Operating Margins    14.2%  Strongsville, OH               ceiling systems for commercial
--------------------------                                 and residential construction

                            ------------------------------------------------------------------------------------------------------

                            CorTec
                            Washington Court House, OH     Fiberglass-reinforced laminated      Trucks and truck trailers, special-
                                                           composite panels for                 purpose trailers, marine house-
                                                           transportation, construction and     boats and general construction
                                                           marine applications

                            ------------------------------------------------------------------------------------------------------

                            Resistoflex                    Corrosion resistant plastic-lined    Pharmaceutical, chemical
                            Marion, NC                     pipe, fittings, tanks, valves,       processing, pulp and paper, ultra
                                                           expansion joints and hose            pure water, waste management
                            Plastic-Lined Piping Products  assemblies, high performance         industries, military and aerospace
                            Warren, MI                     aerospace fittings for operating     contractors
                                                           pressures to 8,000 psi

                            ------------------------------------------------------------------------------------------------------

                            Crane Plumbing                 Plumbing and sanitary fixtures       Residential, industrial, commercial
                            Montreal, Quebec                                                    and institutional construction and
                                                                                                renovation markets in Canada
                            ------------------------------------------------------------------------------------------------------
                            Polyflon                       Microwave laminates, circuit         Wireless communications,
                            Norwalk, CT                    processing, high voltage RF          magnetic resonance imaging,
                                                           capacitors, radomes                  microwave and radar system
                                                                                                manufacturers

                            ======================================================================================================

================================================================================
                                                 Crane Co. 1998 Annual Report  7

================================================================================

                                Crane at a Glance

--------------------------------------------------------------------------------------------------------------------------------
Controls                    Business Unit             Products                             Markets Served
--------------------------------------------------------------------------------------------------------------------------------

(dollars in millions) 1998  Barksdale, Inc.           Solid state and electromechanical    Manufacturers of compressors,
--------------------------  Los Angeles, CA           pressure switches and transducers,   machine tools, trucks, oil and
Sales               $132.3                            level switches and continuous level  gas exploration, spa heaters,
Operating Profit       8.9                            indicators, temperature switches     compactors, bailers and heat
Operating Margins     6.7%                            and directional control valves       tracing equipment
--------------------------

                            ----------------------------------------------------------------------------------------------------

                            Powers Process Controls   Thermostatically controlled          Light commercial and institutional
                            Skokie, IL                shower systems, fluid temperature    facilities, chemical processing, food
                                                      and pressure regulating systems,     processing, pharmaceuticals, water
                                                      process controllers and instrumen-   and wastewater treatment
                                                      tation, process control valves,
                                                      light commercial plumbing brass

                            ----------------------------------------------------------------------------------------------------

                            Dynalco Controls          Rotational speed sensors,            Industrial engine manufacturers
                            Ft. Lauderdale, FL        instruments and monitors for         and users, oil and gas pipelines,
                                                      rugged environments, micro-          utilities, petrochemical, marine,
                                                      processor based engine controls,     construction and agricultural
                                                      engine and compressor analyzers,     equipment manufacturers
                                                      machinery controls

                            ----------------------------------------------------------------------------------------------------

                            Azonix Corporation        Operator interfaces and measure-     Oil and gas service, petrochem-
                            Billerica, MA             ment and control systems for         ical, pharmaceutical, primary
                                                      hazardous and harsh applications,    metal processing, compressor
                                                      intelligent data acquisition prod-   manufacturers, rail transport,
                                                      ucts, high-precision thermometers    semiconductor production equip-
                                                      and calibrators                      ment, military ship control

                            ----------------------------------------------------------------------------------------------------

                            Ferguson                  Mechanical and electronic index      Assembly, packaging, processing
                            St. Louis, MO             drives, rotary tables, pick-and-     and metal working machinery
                                                      place robots, precision synchronous  manufacturers for the automotive,
                                                      in-line transfer machines, press     beverage, food, health care, and
                                                      feeds, clutches and custom cams      electronic industries

================================================================================================================================
Merchandising Systems
--------------------------  National Vendors          Electronic vending merchandis-       Automated merchandising, office
(dollars in millions) 1998  Bridgeton, MO             ers for refrigerated and frozen      coffee service
--------------------------                            foods, hot and cold beverages,
Sales               $191.9                            snack foods, coin and currency
Operating Profit      33.5                            changers
Operating Margins    17.5%
--------------------------
                            ----------------------------------------------------------------------------------------------------

                            National Rejectors, Inc.  Electronic coin validators and       Automated merchandising
                            GmbH (NRI)                changers, chip card cashless
                            Buxtehude, Germany        payment systems

================================================================================================================================
Wholesale Distribution
--------------------------  Huttig Building Products  Distributor of doors, windows,       Building supply dealers, home
(dollars in millions) 1998  Chesterfield, MO          millwork, specialty construction     centers, contractors, home
--------------------------                            materials and related products       builders and home remodelers
Sales               $816.3
Operating Profit      34.1  ----------------------------------------------------------------------------------------------------
Operating Margins     4.2%
--------------------------  Crane Supply              Distributor of pipe, valves,         Industrial, municipal, commercial
                            Montreal, Quebec          fittings and plumbing and hydronic   and institutional construction,
                                                      heating related products             industrial, MRO markets and
                                                                                           fabricators

================================================================================================================================
Other
--------------------------  Crane Defense             Specialized material handling sys-   Military and commercial shipbuild-
                            Conroe, TX                tems, elevators, winches, ground     ing, offshore oil rigs, commercial
                                                      support equipment, cranes and        and industrial precision fabrication
                                                      related electronics and hydraulic
                                                      control systems

                            ====================================================================================================


================================================================================
8  Crane Co. 1998 Annual Report

================================================================================

                        Consolidated Statements of Income

For Years Ended December 31,
(in thousands except per share data)           1998          1997          1996
--------------------------------------------------------------------------------
Net Sales                               $ 2,268,505   $ 2,036,831   $ 1,847,732
Operating Costs and Expenses:
   Cost of sales                          1,624,667     1,477,048     1,344,745
   Selling, general and administrative      343,448       307,782       287,432
   Depreciation and amortization             61,458        55,400        49,402
   -----------------------------------------------------------------------------
                                          2,029,573     1,840,230     1,681,579
--------------------------------------------------------------------------------
Operating Profit                            238,932       196,601       166,153
Other Income (Expense):
   Interest income                            2,774         3,072         2,527
   Interest expense                         (27,819)      (23,817)      (23,420)
   Miscellaneous-net                            754           (19)         (240)
   -----------------------------------------------------------------------------
                                            (24,291)      (20,764)      (21,133)
--------------------------------------------------------------------------------
Income Before Taxes                         214,641       175,837       145,020
Provision for Income Taxes                   76,203        63,066        52,910
--------------------------------------------------------------------------------
Net Income                              $   138,438   $   112,771   $    92,110
================================================================================
Net Income Per Share:
   Basic                                $      2.02   $      1.64   $      1.35
   Diluted                              $      2.00   $      1.63   $      1.34
Average diluted shares outstanding           69,368        69,384        68,600
Dividends Per Common Share              $       .37   $       .33   $       .33
================================================================================

See Notes to Consolidated Financial Statements


================================================================================
                                                 Crane Co. 1998 Annual Report  9

================================================================================

                           Consolidated Balance Sheets

Balance December 31,
(in thousands except per share data)                                        1998          1997
==============================================================================================
Assets
Current Assets:
   Cash and cash equivalents                                         $    15,909   $     6,982
   Accounts receivable                                                   303,245       272,262
   Inventories
      Finished goods                                                     146,898       113,496
      Finished parts and subassemblies                                    58,644        46,351
      Work in process                                                     38,743        51,345
      Raw materials                                                       86,059        79,892
      ----------------------------------------------------------------------------------------
   Total inventories                                                     330,344       291,084
   Other current assets                                                   49,468        37,425
   -------------------------------------------------------------------------------------------
Total Current Assets                                                     698,966       607,753
Property, Plant and Equipment at Cost:
   Land                                                                   36,964        34,485
   Buildings and improvements                                            171,143       159,811
   Machinery and equipment                                               437,276       388,408
   -------------------------------------------------------------------------------------------
   Gross Property, Plant and Equipment                                   645,383       582,704
   Less accumulated depreciation                                         337,816       308,947
   -------------------------------------------------------------------------------------------
   Net Property, Plant and Equipment                                     307,567       273,757
Other Assets                                                              32,964        31,913
Intangibles                                                               50,073        51,907
Cost in Excess of Net Assets Acquired                                    365,104       220,563
----------------------------------------------------------------------------------------------
                                                                     $ 1,454,674   $ 1,185,893
==============================================================================================

Liabilities and Shareholders' Equity
Current Liabilities:
   Current maturities of long-term debt                              $       787   $       992
   Loans payable                                                          50,401        30,240
   Accounts payable                                                      132,376       122,616
   Accrued liabilities                                                   148,938       128,794
   U.S. and foreign taxes on income                                       18,660        13,170
   -------------------------------------------------------------------------------------------
Total Current Liabilities                                                351,162       295,812
Long-Term Debt                                                           359,090       260,716
Other Liabilities                                                         28,235        25,618
Accrued Postretirement Benefits                                           40,814        41,838
Accrued Pension Liabilities                                                5,955         6,559
Deferred Income Taxes                                                     26,184        22,806
Preferred Shares, par value $.01; 5,000,000 shares authorized                 --            --

Common Shareholders' Equity:
   Common shares, par value $1.00; 80,000,000 shares authorized               --            --
       Outstanding 68,495,894 shares(68,312,730 in 1997) after
         deducting 3,930,245 shares in treasury (4,113,658 in 1997)       68,496        68,313
   Capital surplus                                                        17,977        20,099
   Retained earnings                                                     574,797       460,682
   Accumulated other comprehensive income (loss)                         (18,036)      (16,550)
   -------------------------------------------------------------------------------------------
Total Common Shareholders' Equity                                        643,234       532,544
----------------------------------------------------------------------------------------------
                                                                     $ 1,454,674   $ 1,185,893
==============================================================================================

See Notes to Consolidated Financial Statements


================================================================================
10 Crane Co. 1998 Annual Report

================================================================================

                      Consolidated Statements of Cash Flows

For Years Ended December 31,
(in thousands)                                                     1998        1997        1996
===============================================================================================
Operating Activities:
-----------------------------------------------------------------------------------------------
   Net income                                                 $ 138,438   $ 112,771   $  92,110
   Depreciation                                                  38,563      36,995      35,122
   Amortization                                                  22,895      18,405      14,280
   Deferred income taxes                                          4,178       4,816       3,105
   Cash used for operating working capital                       (5,036)    (16,529)    (13,783)
   Other                                                         (7,164)     (6,684)     (8,678)
   --------------------------------------------------------------------------------------------
         Total Provided From Operating Activities               191,874     149,774     122,156
         --------------------------------------------------------------------------------------
Investing Activities:
   Capital expenditures                                         (54,260)    (40,642)    (50,471)
   Proceeds from disposition of capital assets                   10,503       4,747      11,759
   Payments for acquisitions net of cash, and liabilities
      assumed of $17,397 in 1998, $34,400 in 1997,
         and $1,126 in 1996                                    (224,143)    (81,665)     (2,523)
   Proceeds from divestitures                                     4,276       7,453       1,554
-----------------------------------------------------------------------------------------------
         Total Used for Investing Activities                   (263,624)   (110,107)    (39,681)
         --------------------------------------------------------------------------------------
Financing Activities:
   Equity:
      Dividends paid                                            (25,199)    (22,870)    (22,710)
      Reacquisition of shares - open market                     (11,329)    (20,529)    (24,596)
      Reacquisition of shares - stock incentive program         (10,895)     (4,448)     (2,087)
      Stock options exercised                                     9,250       7,382       5,042
      -----------------------------------------------------------------------------------------
                                                                (38,173)    (40,465)    (44,351)
      -----------------------------------------------------------------------------------------
   Debt:
      Proceeds from issuance of long-term debt                  143,565          --          --
      Repayments of long-term debt                               (5,692)     (3,458)    (12,987)
      Net increase (decrease) in short-term debt                (19,928)      1,099     (18,996)
      -----------------------------------------------------------------------------------------
                                                                117,945      (2,359)    (31,983)
      -----------------------------------------------------------------------------------------
         Total Provided from (Used for) Financing Activities     79,772     (42,824)    (76,334)
         --------------------------------------------------------------------------------------
Effect of exchange rate on cash and cash equivalents                905      (1,440)        (38)
-----------------------------------------------------------------------------------------------
Increase (Decrease) in Cash and Cash Equivalents                  8,927      (4,597)      6,103
Cash and cash equivalents at beginning of year                    6,982      11,579       5,476
-----------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                      $  15,909   $   6,982   $  11,579
===============================================================================================
Detail of Cash Used for Operating
Working Capital (Net of Effects of Acquisitions):
   Accounts receivable                                        $  (1,535)  $ (25,358)  $    (733)
   Inventories                                                   (9,019)      2,476      (2,878)
   Other current assets                                          (7,872)      2,090        (327)
   Accounts payable                                              (1,240)      5,702       2,134
   Accrued liabilities                                            7,763       2,683      (8,235)
   U.S. and foreign taxes on income                               6,867      (4,122)     (3,744)
   --------------------------------------------------------------------------------------------
         Total                                                $  (5,036)  $ (16,529)  $ (13,783)
         --------------------------------------------------------------------------------------
Supplemental Disclosure of Cash Flow Information:
   Interest paid                                              $  25,142   $  22,865   $  22,790
   Income taxes paid                                          $  59,893   $  48,825   $  48,017
   --------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements


================================================================================
                                                 Crane Co. 1998 Annual Report 11

================================================================================

        Consolidated Statements of Changes in Common Shareholders' Equity

                                                                                                 Accumulated
                                               Common                                                  Other   Total Common
                                           Shares, at  Comprehensive     Capital     Retained  Comprehensive  Shareholders'
(In thousands except share data)            Par Value         Income     Surplus     Earnings  Income (Loss)         Equity
---------------------------------------------------------------------------------------------------------------------------
Balance January 1, 1996                       $67,782                    $12,860     $304,096      $(10,009)      $374,729
---------------------------------------------------------------------------------------------------------------------------
Net income                                                   $92,110                   92,110                       92,110
Cash dividends                                                                        (22,710)                     (22,710)
Issuance of 1,641,468 shares for
   Interpoint acquisition                       1,641                     31,175                                    32,816
Reacquisition of 1,622,642 shares              (1,623)                   (29,945)                                  (31,568)
Exercise of stock options, 460,886 shares         461                      7,548                                     8,009
Tax benefit - Exercise of stock options                                    2,967                                     2,967
Restricted stock awarded, 229,142 shares - net    229                      5,240       (1,794)                       3,675
Currency translation adjustment                                2,641                                  2,641          2,641
---------------------------------------------------------------------------------------------------------------------------
Comprehensive Income                                          94,751
===========================================================================================================================
Balance December 31, 1996                     $68,490                    $29,845     $371,702       $(7,368)      $462,669
---------------------------------------------------------------------------------------------------------------------------
Net income                                                   112,771                  112,771                      112,771
Cash dividends                                                                        (22,870)                     (22,870)
Reacquisition of 981,455 shares                  (981)                   (23,996)                                  (24,977)
Exercise of stock options, 652,523 shares         653                      6,729                                     7,382
Tax benefit - Exercise of stock options                                    3,541                                     3,541
Restricted stock awarded, 151,873 shares - net    151                      3,980         (921)                       3,210
Currency translation adjustment                               (9,182)                                (9,182)        (9,182)
---------------------------------------------------------------------------------------------------------------------------
Comprehensive Income                                         103,589
===========================================================================================================================
Balance December 31, 1997                     $68,313                    $20,099     $460,682      $(16,550)      $532,544
---------------------------------------------------------------------------------------------------------------------------
Net income                                                   138,438                  138,438                      138,438
Cash dividends                                                                        (25,199)                     (25,199)
Reacquisition of 702,276 shares                  (702)                   (21,522)                                  (22,224)
Exercise of stock options, 780,902 shares         780                      8,470                                     9,250
Tax benefit - Exercise of stock options                                    6,638                                     6,638
Restricted stock awarded, 104,787 shares - net    105                      4,292          876                        5,273
Currency translation adjustment                               (1,486)                                (1,486)        (1,486)
---------------------------------------------------------------------------------------------------------------------------
Comprehensive Income                                         136,952
===========================================================================================================================
Balance December 31, 1998                     $68,496                    $17,977     $574,797      $(18,036)      $643,234
===========================================================================================================================

See Notes to Consolidated Financial Statements


================================================================================
12 Crane Co. 1998 Annual Report

================================================================================

                   Notes To Consolidated Financial Statements

Accounting Policies

Principles of Consolidation -- The consolidated financial statements include all majority-owned subsidiaries. Investments in affiliates owned 50% or less are accounted for under the equity method. All intercompany items have been eliminated. Certain prior year amounts have been reclassified to conform with the 1998 presentation. All share and per share data have been retroactively restated to reflect the three-for-two splits of common stock effected in the form of a 50% stock dividend in 1998 and 1996.

General -- The company's financial statements are prepared in conformity with generally accepted accounting principles. These require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimated..

Revenue Recognition -- Revenues are recorded generally when title passes to the customer.

Income Taxes -- Income tax expense is based on reported earnings before income taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes using currently enacted tax rates.

Net Income Per Share -- The company's basic earnings per share calculations are based on the weighted average number of common shares outstanding. Diluted earnings per share include all stock options. The company has no stock warrants or convertible securities.

(In thousands, except per share data)                1998        1997       1996
--------------------------------------------------------------------------------
Income available to
  common shareholders                            $138,438    $112,771    $92,110
Basic shares outstanding                           68,555      68,565     68,034
Effect of dilutive stock options                      813         819        566
--------------------------------------------------------------------------------
Diluted shares outstanding                         69,368      69,384     68,600
Earnings per share:
  Basic                                          $   2.02    $   1.64    $  1.35
  Diluted                                        $   2.00    $   1.63    $  1.34
================================================================================

Cash Equivalents -- Marketable securities with original maturities of three months or less are included in cash equivalents.

Accounts Receivable -- Receivables are carried at net realizable value.

A summary of the allowance for doubtful accounts, cash discounts, returns and allowances activity at December 31, follows:

(In thousands)
for years ended December 31,                     1998         1997         1996
-------------------------------------------------------------------------------
Balance at beginning of year                 $  6,864     $  6,563     $  5,436
Provisions                                     18,022       19,627       18,104
Deductions                                    (17,469)     (19,326)     (16,977)
-------------------------------------------------------------------------------
Balance at end of year                       $  7,417     $  6,864     $  6,563
================================================================================

Inventories -- Inventories are stated at the lower of cost or market principally on the last-in, first-out (LIFO) method of inventory valuation. The reduction of inventory quantities has resulted in a liquidation of LIFO inventories acquired at lower costs prevailing in prior years. Liquidations have reduced cost of sales by $3.7 million in 1998, $4.5 million in 1997, and $4.4 million in 1996. Replacement cost would have been higher by $42.8 million and $46.6 million at December 31, 1998 and 1997, respectively.

Property, Plant and Equipment -- Depreciation is provided primarily by the straight-line method over the estimated useful lives of the respective assets which range from three to twenty-five years.

Intangibles -- Intangible assets are being amortized on a straight-line basis over their estimated useful lives which range from five to twenty years. The accumulated amortization was $21.8 million and $18.5 million at December 31, 1998 and 1997, respectively.

Cost in Excess of Net Assets Acquired -- Cost in excess of net assets acquired is being amortized on a straight-line basis ranging from fifteen to forty years. The accumulated amortization was $50.9 million and $37.4 million at December 31, 1998 and 1997, respectively.

Valuation of Long-Lived Assets -- The company periodically evaluates the carrying value of long-lived assets, including goodwill and other intangible assets, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

Stock-Based Compensation Plans -- The company records compensation expense for its stock-based employee compensation plans in accordance with the intrinsic-value method prescribed by APB No. 25, "Accounting for Stock Issued to Employees." Intrinsic value is the amount by which the market price of the underlying stock exceeds the exercise price of the stock option or award on the measurement date, generally the date of grant.

Currency Translation -- Assets and liabilities of subsidiaries that prepare financial statements in currencies other than U.S. dollars are translated at the rate of exchange in effect on the balance sheet date; income and expense are translated at the average rates of exchange prevailing during the year. The related translation adjustments are included in accumulated other comprehensive income (loss) in a separate component of shareholders' equity.

Financial Instruments -- The company periodically enters into interest rate swap agreements to moderate its exposure to interest rate changes and to lower the overall cost of borrowings. The differential to be paid or received is accrued as interest rates change and is recognized in income over the life of the agreements. No agreements were outstanding at December 31, 1998. In addition, the company periodically uses forward foreign exchange contracts to hedge firm purchase and sales commitments. Gains and losses on such contracts are deferred and recognized as part of the related transactions. Amounts outstanding at December 31, 1998 for such contracts were not material.


================================================================================
                                                 Crane Co. 1998 Annual Report 13

================================================================================

Recently Issued Accounting Standards -- In June 1998, Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities" was released. The company is required to implement the statement in the first quarter of fiscal 2000. The company has historically made limited use of derivative instruments and financial hedges and believes any impact of the new accounting pronouncement on the financial statements will be immaterial.

Research and Development

Product development and engineering costs were approximately $72.4 million, $56.8 million and $52.0 million in 1998, 1997, and 1996, respectively. Included in these amounts were approximately $15.8 million, $9.5 million and $10.3 million received in 1998, 1997 and 1996, respectively, for customer-sponsored research and development.

Miscellaneous--Net

(In thousands)
For Years Ended December 31,              1998           1997           1996
--------------------------------------------------------------------------------
Gain on capital assets                 $ 2,326          $ 509         $3,242
Other                                   (1,572)(a)       (528)        (3,482)(a)
--------------------------------------------------------------------------------
                                       $   754          $ (19)        $ (240)
--------------------------------------------------------------------------------

(a) Includes $1.0 million in 1998 and $4.0 million in 1996 for legal costs related to a previously discontinued operation.

Supplementary Cash Flow Information

In a noncash transaction, the company acquired Interpoint in 1996 by issuing stock of $32.8 million and assuming liabilities of $37.9 million. The fair value of assets acquired totaled $32.2 million for an excess purchase price over net assets acquired of $38.5 million.

Income Taxes

Income before taxes is as follows:

(In thousands)
For Years Ended December 31,                      1998         1997         1996
--------------------------------------------------------------------------------
U.S. operations                               $197,882     $157,242     $128,666
Non-U.S. operations                             16,759       18,595       16,354
--------------------------------------------------------------------------------
                                              $214,641     $175,837     $145,020
================================================================================

The provision for income taxes consists of:

(In thousands)
For Years Ended December 31,                      1998         1997         1996
--------------------------------------------------------------------------------
Current:
  U.S. federal tax                             $61,992      $47,991      $39,793
  State and local tax                            4,112        4,943        6,199
  Non-U.S. tax                                   5,921        5,316        3,813
--------------------------------------------------------------------------------
                                                72,025       58,250       49,805
--------------------------------------------------------------------------------
Deferred:
  U.S. federal tax                               2,952        4,143        1,683
  State and local tax                              350          290          397
  Non-U.S. tax                                     876          383        1,025
--------------------------------------------------------------------------------
                                                 4,178        4,816        3,105
--------------------------------------------------------------------------------
Total income taxes                             $76,203      $63,066      $52,910
================================================================================

Reconciliation of the statutory U.S. federal rate to effective tax rate is as follows:

(In thousands)
For Years Ended December 31,                1998           1997           1996
--------------------------------------------------------------------------------
Statutory U.S. federal
  tax at 35%                            $ 75,124       $ 61,543       $ 50,757
Increase (reduction) from:
  Non-U.S. taxes                             200         (1,001)        (1,065)
  State and local taxes                    2,900          3,401          4,287
  Non-deductible goodwill                  3,397          2,732          1,992
  Foreign Sales Corporation               (3,035)        (3,021)        (2,106)
  Other                                   (2,383)          (588)          (955)
--------------------------------------------------------------------------------
Provision for income taxes               $ 76,203       $ 63,066       $ 52,910
--------------------------------------------------------------------------------
Effective tax rate                           35.5%          35.9%          36.5%
------------------------------------------------------------------------------

At December 31, 1998, the company had unremitted earnings of foreign subsidiaries of $103 million. Because these earnings, which reflect full provision for non-U.S. income taxes, are indefinitely reinvested in non-U.S. operations or can be remitted substantially free of additional tax, no provision has been made for taxes that might be payable upon remittance of such earnings.

The components of deferred tax assets and liabilities included on the balance sheet at December 31 are as follows:

(In thousands)                                               1998           1997
--------------------------------------------------------------------------------
Deferred tax assets:
Postretirement benefits                                   $15,928        $16,404
Inventory                                                   5,632          4,944
Insurance                                                  11,355         10,530
Environmental                                               4,037          5,253
Tax loss and credit carryforwards                           7,395          3,483
Deferred compensation                                       8,318          7,083
Other                                                      11,091          4,641
--------------------------------------------------------------------------------
Total                                                      63,756         52,338
  Less valuation allowance on tax
   loss and credit carryforwards                            3,086          3,483
--------------------------------------------------------------------------------
Total deferred tax assets, net                            $60,670        $48,855
================================================================================
Deferred tax liabilities:
Depreciation                                              $17,213        $15,767
Difference between book basis
  and tax basis of assets                                  13,235         10,152
Intangibles                                                13,489         14,547
Pension                                                     5,769          4,606
--------------------------------------------------------------------------------
Total deferred liabilities                                $49,706        $45,072
================================================================================
Net deferred asset                                        $10,964        $ 3,783
--------------------------------------------------------------------------------
Balance sheet classification:
  Current assets:
   Other current assets                                   $37,148        $26,589
  Long-term liabilities:
   Deferred income taxes                                   26,184         22,806
--------------------------------------------------------------------------------
                                                          $10,964        $ 3,783
================================================================================


================================================================================
14 Crane Co. 1998 Annual Report

================================================================================

As of December 31, 1998, the company had net operating loss (NOL) carryforwards and U.S. tax credit carryforwards which will expire, if unused, as follows:

                               Non-U.S.   Non-U.S.      U.S.       U.S      U.S.
(In thousands)                 National  Municipal     State   Federal       R&D
Year of Expiration                  NOL        NOL       NOL       NOL    Credit
--------------------------------------------------------------------------------
1999-2002                          $988     $    -   $     -   $   802       $25
After 2002                          150          -     2,975    10,376        18
Indefinite                        1,854      4,728    46,672         -         -
--------------------------------------------------------------------------------
Total                            $2,992     $4,728   $49,647   $11,178       $43
--------------------------------------------------------------------------------
Deferred tax asset on
  tax carryforwards              $1,046     $  415   $ 1,978   $ 3,913       $43
--------------------------------------------------------------------------------

Of the total $7.4 million deferred tax asset on tax carryforwards, $3.1 million has been offset by the valuation allowance because of the uncertainty of ultimately realizing these future benefits.

Accrued Liabilities

(In thousands) December 31,                                1998             1997
--------------------------------------------------------------------------------
Employee-related expenses                              $ 72,460         $ 62,950
Insurance                                                13,965           12,418
Environmental                                             4,232            5,619
Warranty                                                 11,415            8,282
Professional fees                                         3,462            5,551
Sales allowances                                          5,196            3,805
Customer advanced payments                                3,911            2,410
Interest                                                  5,421            3,609
Taxes other than income                                   2,945            3,017
Pensions                                                  3,243            2,795
Other                                                    22,688           18,338
--------------------------------------------------------------------------------
                                                       $148,938         $128,794
--------------------------------------------------------------------------------

Other Liabilities

(In thousands) December 31,                                 1998            1997
--------------------------------------------------------------------------------
Environmental                                            $10,105         $11,319
Insurance                                                  7,793           7,215
Minority interest                                          3,669           3,040
Other                                                      6,668           4,044
--------------------------------------------------------------------------------
                                                         $28,235         $25,618
--------------------------------------------------------------------------------

Pension and Postretirement Benefits

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

The following table sets forth the amounts recognized in the company's balance sheet at December 31, for company sponsored defined benefit pension and post-retirement benefit plans:

                                             Pension             Postretirement
                                             Benefits              Benefits
-------------------------------------------------------------------------------

(in thousands)                           1998        1997       1998       1997
-------------------------------------------------------------------------------
Change in
  benefit obligation:
Benefit obligation at
  beginning of year                 $ 296,433   $ 258,304   $ 27,847   $ 29,712
Service cost                           11,062      10,293        420        439
Interest cost                          18,860      17,186      1,878      1,978
Plan participants'
  contributions                         1,509       1,476      1,720      2,024
Amendments                                565         647         --         --
Actuarial (gain) loss                  16,386      18,362        383     (1,514)
Benefits paid                         (15,297)    (14,827)    (4,072)    (4,792)
Foreign currency exchange
  rate (gain) loss                     (1,636)     (3,765)        --         --
Business combinations                   2,550       8,757         --         --
-------------------------------------------------------------------------------
Benefit obligation at
  end of year                       $ 330,432   $ 296,433   $ 28,176   $ 27,847
-------------------------------------------------------------------------------
Change in plan assets:
Fair value of plan assets
  at beginning of year              $ 409,638   $ 347,163
Actual return on
  plan assets                          43,250      70,171
Foreign currency exchange
  rate gain (loss)                     (3,062)     (6,665)
Employer contributions                    641       3,079
Plan participants'
  contributions                         1,509       1,476
Benefits paid                         (15,297)    (14,827)
Business combinations                   2,321       9,241
-------------------------------------------------------------------------------
Fair value of plan assets
  at end of year                    $ 439,000   $ 409,638
-------------------------------------------------------------------------------
Funded status                       $ 108,568   $ 113,205   $(28,176)  $(27,847)
Unrecognized actuarial
  (gain) loss                         (91,317)    (95,475)   (12,638)   (13,991)
Unrecognized prior
  service cost                          3,145       2,918         --         --
Unrecognized transition
  (asset)/obligation                   (4,101)     (4,996)        --         --
-------------------------------------------------------------------------------
Prepaid (accrued)
  benefit cost                      $  16,295   $  15,652   $(40,814)  $(41,838)
-------------------------------------------------------------------------------


================================================================================
                                                 Crane Co. 1998 Annual Report 15

================================================================================

                                               Pension          Postretirement
                                               Benefits            Benefits
--------------------------------------------------------------------------------
(dollars in thousands)                      1998      1997      1998      1997
--------------------------------------------------------------------------------
Weighted average assumptions
  as of December 31:
Discount rate                               6.68%     6.73%     6.75%     7.25%
Expected rate of return
  on plan assets                            8.27%     8.31%         -         -
Rate of compensation increase               4.81%     4.86%     4.00%     4.50%
--------------------------------------------------------------------------------
Components of net periodic
  benefit cost:
Service cost                             $11,062   $10,293    $  420    $  439
Interest cost                             18,860    17,186     1,878     1,978
Expected rate of return
  on plan assets                         (30,833)  (26,321)        -         -
Amortization of prior
  service cost                               283       282         -         -
Recognized net actuarial
  loss (gain)                             (2,122)   (1,341)     (969)     (975)
--------------------------------------------------------------------------------
Net periodic benefit cost                $(2,750)  $    99    $1,329    $1,442
================================================================================

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $5.2 million, $4.9 million and $4.6 million, respectively as of December 31, 1998, and $6.8 million, $6.2 million and $5.7 million, respectively, as of December 31,1997.

At December 31, 1998, substantially all plan assets are invested in listed stocks and bonds. These investments include common stock of the company which represents 5% of plan assets.

The company participates in several multi-employer pension plans, which provide benefits to certain employees under collective bargaining agreements. Total contributions to these plans were approximately $1.4 million in 1998 and $1.5 million in each of 1997 and 1996.

Crane subsidiaries ELDEC Corporation and Interpoint Corporation have a money purchase plan to provide retirement benefits for all eligible employees. The annual contribution is 5% of each eligible participant's gross compensation. The contributions for 1998, 1997 and 1996 were $2.2 million, $1.7 million and $1.4 million, respectively.

The company and its subsidiaries sponsor savings and investment plans which are available to eligible employees of the company and its subsidiaries. The company made contributions to the plans of approximately $6.5 million, $5.4 million and $4.7 million in 1998, 1997 and 1996, respectively.

For the purpose of estimating the postretirement liability, the cost of covered benefits was assumed to increase 8.5% for 1998, and then to decrease gradually to 4.75% by 2005 and remain at that level thereafter. In 1997, the cost of covered benefits was assumed to increase 9.4%, and then to decrease gradually to 5.0% by 2007 and remain at that level thereafter.

                                                1 Percentage        1 Percentage
                                              Point Increase      Point Decrease
--------------------------------------------------------------------------------
Effect on total of
  service and interest
  cost components                                       $216               $ 187
Effect on postretirement
  benefit obligation                                   2,097               1,839
--------------------------------------------------------------------------------

Short-Term Financing

The weighted average interest rate for loans payable, consisting of short-term bank borrowings, at December 31, 1998 and 1997 was 6.4% and 6.3%, respectively. As of December 31, 1998, the company had unused domestic lines of credit totaling $198.0 million and unused foreign lines of credit totaling $35.0 million. These lines of credit are typically available for borrowings up to 364 days and are renewable at the option of the lender. Short-term obligations of $150 million at December 31,1998 were classified as long-term debt since the company had entered into finance agreements that permit it to refinance short-term obligations on a long-term basis.

Long-Term Financing

(In thousands) December 31,                              1998              1997
-------------------------------------------------------------------------------
Crane Co.
  Senior debt:
  7 1/4% notes due 1999                             $ 150,000         $ 150,000
  Original issue discount                                 (29)              (99)
  Deferred financing costs                               (205)             (651)
-------------------------------------------------------------------------------
                                                      149,766           149,250
-------------------------------------------------------------------------------
  8 1/2% notes due 2004                               100,000           100,000
  Original issue discount                                (436)             (519)
  Deferred financing costs                               (358)             (426)
-------------------------------------------------------------------------------
                                                       99,206            99,055
-------------------------------------------------------------------------------
  6 3/4% notes due 2006                               100,000
  Original issue discount                                (290)
  Deferred financing costs                               (998)
-------------------------------------------------------------------------------
                                                       98,712
-------------------------------------------------------------------------------
Total Crane Co.                                       347,684           248,305
-------------------------------------------------------------------------------
Subsidiaries
  Industrial revenue bonds                              2,105             2,513
  Capital lease obligations                             1,271             1,512
  Various loans                                         8,817             9,378
-------------------------------------------------------------------------------
Total Subsidiaries                                     12,193            13,403
-------------------------------------------------------------------------------
  Total long-term debt                                359,877           261,708
  Less current portion                                    787               992
-------------------------------------------------------------------------------
  Long-term debt net of
    current portion                                 $ 359,090         $ 260,716
================================================================================

At December 31, 1998, the principal amounts of long-term debt repayments required for the next five years are $.8 million in 1999, $9.2 million in 2000, $.6 million in 2001, $.9 million in 2002, and $150.1 million in 2003.


================================================================================
16 Crane Co. 1998 Annual Report

================================================================================

At December 31, 1998, the company had a $300 million contractually committed domestic long-term bank credit facility under which the company can borrow, repay, or to the extent permitted by the agreement, prepay loans and reborrow at any time prior to the termination date of November 2003. Proceeds may be used for general corporate purposes or to provide financing for acquisitions. The agreement contains certain covenants, including limitations on indebtedness and liens. No loans were outstanding under this agreement at year end. Under a $300 million shelf registration filed with the Securities and Exchange Commission, $50 million in unissued debt securities remains registered.

Fair Value of Financial Instruments

The carrying value of investments and short-term debt approximates the fair value. Long-term debt rates currently available to the company for debt with similar terms and remaining maturities are used to estimate the fair value for debt issues that are not quoted on an exchange. The estimated fair value of long-term debt at December 31, 1998 was $376 million compared to a carrying value of $359 million.

Leases

The company leases certain facilities, vehicles and equipment under capital and operating leases with various terms. Certain leases contain renewal or purchase options. Future minimum payments, by year, and in the aggregate, under leases with initial or remaining terms of one year or more consisted of the following at December 31, 1998:

                                                            Minimum
                                  Capital     Operating    Sublease
(In thousands)                     Leases        Leases      Income        Net
--------------------------------------------------------------------------------
1999                               $  218       $13,563      $1,490    $12,291
2000                                  204        10,462       1,086      9,580
2001                                  204         8,282         744      7,742
2002                                  204         6,015         664      5,555
2003                                  161         3,901         522      3,540
Thereafter                            554         4,321          89      4,786
--------------------------------------------------------------------------------
Total minimum
  lease payments                    1,545       $46,544      $4,595    $43,494
                                               =================================
Interest                             (274)
-----------------------------------------
Present value                      $1,271
=========================================

The weighted average interest rate for capital leases is 7.95%.

Rental expense for all operating leases was $14.5 million, $14.9 million and $15.6 million for 1998, 1997 and 1996, respectively.

The cost of assets capitalized under leases at December 31 is as follows:

(In thousands)                                              1998            1997
--------------------------------------------------------------------------------
Buildings and improvements                               $ 5,844         $ 6,336
Machinery and equipment                                    7,345           7,158
--------------------------------------------------------------------------------
                                                          13,189          13,494
Less accumulated depreciation                             11,520          11,829
--------------------------------------------------------------------------------
                                                         $ 1,669         $ 1,665
================================================================================

Contingencies

The company has established insurance programs to cover product and general liability losses. These programs have deductible amounts of $5 million per claim, $10 million aggregate per policy year before coverage begins, with the exception of aircraft products, and non-U.S. claims, which have first dollar coverage. The company does not deem its deductible exposure to be material.

As of December 31, 1998, the company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material effect on the company's financial condition and results of operations.

The company continues to be involved in various remediation actions to clean up hazardous wastes as required by federal and state laws. Estimated future environmental remediation cost was $13.0 million at December 31, 1998, which was fully accrued. In certain of these actions, the company is one of several potentially responsible parties ("PRPs"). As a PRP, the company could be liable for all clean up cost despite the involvement of other PRPs. Given the financial stability of the other PRPs, the company believes this is unlikely and the accrual represents management's best estimate, based on current facts and circumstances, with respect to the ultimate liability that will be apportioned to the company. The company spent $2.9 million on environmental costs in 1998, and expects to pay remediation costs of approximately $4 million in 1999. The annual level of future remediation expenditures is difficult to estimate because of the many uncertainties relating to conditions of individual sites as well as uncertainties about the status of environmental laws and regulations and developments in remedial technology. In addition, the company is a minor/de minimis potentially responsible party (PRP) at certain third party environmental remediation sites where remediation obligations are joint and several, and the company, as part of its estimate of potential liability, periodically reviews whether the major PRPs have the ability to fulfill their portion of such remediation obligation. The company is not aware of any significant additional liability that would result from the inability of other PRPs to fulfill their obligation. Overall, the company's liability for


================================================================================
                                                 Crane Co. 1998 Annual Report 17

================================================================================

the required remedial actions being implemented or engineered is not, individually or in the aggregate, expected to be material.

Crane Co. is a defendant in a class action arising out of the contamination of a creek in eastern Ohio by a chemical pesticide sold under the trade name Mirex. This chemical was not manufactured or sold by Crane but was manufactured by another company, also a defendant, at a site adjacent to a Crane facility. The complaint seeks an unliquidated amount of compensatory and punitive damages against Crane, and compensatory and punitive damages against the manufacturer. Crane asserted cross-claims for contamination of its property and for indemnification against any liability to the plaintiffs against the manufacturer and its foreign parent company. In December 1998, the company entered into a settlement agreement with the manufacturer and its foreign parent company pursuant to which, among other things, (i) the other parties agreed to indemnify the company against the class action claims for compensatory damages and other third party claims, (ii) the other parties agreed to remediate the soils and groundwater at the company's facility, and in that connection the company sold the facility to the manufacturer with a leaseback and an option to repurchase the facility when the soil remediation is completed, and (iii) the company and the other parties released their claims against each other. Accordingly, the company believes that these actions are not likely to have a material effect on its results of operations or financial condition.

The company's Crane Canada, Inc. subsidiary is the defendant in a class action pending in British Columbia, Canada alleging damages to property from water escaping from toilet tanks manufactured by Crane Canada. Crane Canada has settled past claims for property damage arising from water escaping from cracked toilet tanks on a case by case basis, and has entered into claims handling agreements with a number of property insurers to process such claims pursuant to agreed claim procedures and reimbursement formulas. Although the class certifica tion order has been upheld on appeal, Crane Canada continues to settle property damage claims in accordance with the claims handling agreements and to enter into such agreements with additional insurers. Accordingly, the company believes that the pending legal action will not have a material impact on its liabilities. Based on the historical trends for claims related to cracked toilet tanks and the experience of Crane Canada in resolving such claims, the company believes that pending and reasonably anticipated future claims are not likely to have a material effect on its results of operations or financial condition.

As of December 31, 1998, Crane Co. was a defendant (among a number of defendants, typically 15 to 40) in approximately 1,408 actions filed in various state and federal courts alleging injury or death as a result of exposure to asbestos in products allegedly manufactured or sold by the company. Because of the unique factors inherent in each case and the fact that most are in preliminary stages, the company lacks sufficient information upon which judgments can be made as to their validity or ultimate disposition. Based on the information available to the company and its experience in the disposition of lawsuits of this type, the company believes that pending and reasonably anticipated future asbestos actions are not likely to have a material effect on its results of operations or financial condition.

Acquisitions, Divestitures and Investments

The company reviews potential acquisition candidates with market and technology positions that provide meaningful opportunities in the markets in which it already has a presence, or which afford significant financial reward, and may dispose of operations when consistent with its overall goals and strategies.

During 1998 the company completed six acquisitions at a total cost of $224 million. In May, the company acquired Environmental Products USA, Inc. This business manufactures membrane-based water treatment systems for industrial, commercial and institutional markets. Also in May, the company acquired Number One Supply, a building products distribution business based in Baltimore, MD and Raleigh, NC. In July, the company acquired Consolidated Lumber Company, a wholesale distributor of lumber and millwork products in the greater Kansas City, MO area. Number One Supply and Consolidated Lumber were integrated into the company's Huttig Building Products subsidiary. In August, the company acquired Sequentia Holdings, Inc., a manufacturer of fiberglass reinforced plastic panels for the construction and building products markets. Sequentia complements the company's Kemlite subsidiary, which provides fiberglass-reinforced plastic panels for the transportation and recreational vehicle markets. In September, the company acquired Liberty Technologies, Inc. which develops, manufactures, markets and sells valve, motor, engine and compression condition monitoring products and related services to the nuclear power generation and industrial process markets worldwide. Liberty complements the company's nuclear valve business which provides valves, valve diagnostic equipment and related services to the nuclear power industry, and with its Dynalco Controls business, which provides sensors, instrumentation, control products and automation systems for use in industrial engine applications. Also in September, the company acquired the Plastic-Lined Piping Products ("PLPP") division of The Dow Chemical Company. PLPP was integrated with the company's Resistoflex division, which supplies lined pipe and valves to the chemical process and industrial markets.


================================================================================
18 Crane Co. 1998 Annual Report

================================================================================

In May of 1998, the company sold two foundry operations acquired as part of the Stockham Valves & Fittings, Inc. transaction. Accu-Cast, Inc. in Chattanooga, TN and the Aliceville Foundry in Aliceville, AL were sold for a total of $4.3 million.

During 1997, the company completed five acquisitions at a total cost of $82 million. In March, the company acquired the transportation products business of Sequentia, Inc. This business, which produces fiberglass-reinforced plastic panels for the truck body, trailer and container market, has been integrated with the company's Kemlite subsidiary. Also in March, the company acquired Polyvend Inc., a manufacturer of snack and food vending machines. Polyvend was completely integrated into National Vendors modern St. Louis facility by the end of the third quarter of 1997, significantly expanding distribution sales channels. In April, the company acquired the Nuclear Valve business of ITI MOVATS from Westinghouse. MOVATS is a leading supplier of valve diagnostic equipment and valve services to the commercial nuclear power industry. In July, through its Huttig Building Products subsidiary, the company acquired MALLCO Lumber & Building Materials Inc., a leading wholesale distributor of lumber, doors and engineered wood products serving Arizona and the surrounding region. In December the company acquired certain operations and product lines of Stockham Valves & Fittings, Inc. The acquired product lines and related manufacturing operations were integrated into the company's engineered valve and commercial bronze and iron valve businesses.

Also in 1997, the company sold its Valve Systems and Controls division for $7.5 million in cash and $1.5 million in preferred stock.

During 1996, the company completed two acquisitions. The company acquired Interpoint Corporation in a tax-free merger in which the company assumed $26 million of Interpoint debt and issued 1.6 million shares of Crane common stock for all the outstanding shares of Interpoint. Interpoint designs and manufactures high density power converters with applications in the aerospace and medical technology industries. The company also acquired Grenson Electronics of Daventry, England for a cash payment of $2.7 million. Grenson Electronics produces low voltage power conversion electronics for the aerospace, defense and industrial markets. The company sold Empire Foundry in 1996.

All acquisitions were accounted for by the purchase method. The results of operations for all acquisitions have been included in the financial statements from their respective dates of purchase. The following unaudited pro forma financial information presents the combined results of operations of the company and Environmental Products, Number One Supply, Consolidated Lumber, Sequentia, Liberty Technologies and Plastic-Lined Piping Products as if the acquisitions had taken place at the beginning of 1997. The pro forma amounts give effect to certain adjustments including the amortization of goodwill and intangibles, increased interest expense and income tax effects. This pro forma information does not necessarily reflect the results of operations as it would have been if the businesses had been managed by the company during these periods and is not indicative of results that may be obtained in the future. Pro forma 1998 and 1997 results are as follows: net sales of $2.39 and $2.25 billion, net income of $135.2 and $107.7 million and diluted net income per share of $1.95 and $1.55, respectively.

Preferred Share Purchase Rights

On June 27, 1998, the company adopted a Shareholder Rights Plan to replace the existing Plan which expired on that date. The company distributed one preferred share purchase right for each outstanding share of common stock. The preferred rights were not exercisable when granted and may only become exercisable under certain circumstances involving actual or potential acquisitions of the company's common stock by a person or affiliated persons. Depending upon the circumstances, if the rights become exercisable, the holder may be entitled to purchase shares of the company's Series A Junior Participating Preferred Stock, or shares of common stock of the acquiring person. Preferred shares purchasable upon exercise of the rights will not be redeemable. Each preferred share will be entitled to preferential rights regarding dividend and liquidation payments, voting power, and, in the event of any merger, consolidation or other transaction in which common shares are exchanged, preferential exchange rate. The rights will remain in existence until June 27, 2008, unless they are earlier terminated, exercised or redeemed. The company has authorized five million shares of $.01 par value preferred stock of which 500,000 shares have been designated as Series A Junior Participating Preferred Stock.

Stock-Based Compensation Plans

The company has three stock-based compensation plans: the Stock Option Plan, the Restricted Stock Award Plan and the Non-Employee Director Restricted Stock Plan. In accounting for its stock-based compensation plans, the company applies the intrinsic value method prescribed by APB No. 25, "Accounting for Stock Issued to Employees." Intrinsic value is the amount by which the market price of the underlying stock exceeds the exercise price of the stock option or award on the measurement date, generally the date of grant. No compensation expense is recognized for the company's stock option plan. Compensation expense recognized for its restricted stock award plans was $7.2 million in 1998, $8.8 million in 1997, and $4.6 million in 1996. The pro forma net income and earnings per share listed below reflect the impact of measuring compensation expense for options granted in 1998, 1997 and 1996 in accordance with the fair-value-based method prescribed by SFAS 123, "Accounting for Stock-Based Compensation. " These amounts may not be representative of future years' amounts as options vest over a three-year period and generally additional awards are made each year.


================================================================================
                                                 Crane Co. 1998 Annual Report 19

================================================================================

(In thousands
except per share data)                              1998        1997        1996
--------------------------------------------------------------------------------
Net income As reported                          $138,438    $112,771     $92,110
           Pro forma                             133,071     110,339      90,616
Net income per share
  Basic    As reported                              2.02        1.64        1.35
           Pro forma                                1.94        1.61        1.33
--------------------------------------------------------------------------------
  Diluted  As reported                              2.00        1.63        1.34
           Pro forma                                1.92        1.59        1.32
--------------------------------------------------------------------------------

The weighted average fair value of options granted was $11.01 per share in 1998, $10.33 per share in 1997 and $8.01 per share in 1996. These estimates were based on the Black-Scholes multiple option-pricing model with the following weighted average assumptions:

                                               1998          1997          1996
-------------------------------------------------------------------------------
Dividend yield                                 .92%         1.48%         1.81%
Volatility                                   24.22%        24.98%        26.89%
Risk-free interest rates                      5.60%         6.76%         6.53%
Expected lives in years                       5.29          5.10          4.75
-------------------------------------------------------------------------------

Options are granted under the Stock Option Plan to officers and other key employees at an exercise price equal to the fair market value of the shares on the date of grant. Options become exercisable at a rate of 50% the first year, 75% the second year and 100% the third year after the date of grant, and expire ten years after the date of grant. A summary of stock option activity follows:

                                                                        Weighted
                                                        Number of        Average
(Shares in thousands)                                      Shares          Price
--------------------------------------------------------------------------------
1996
--------------------------------------------------------------------------------
Options outstanding at beginning of year                    3,146       $ 12.06
Granted                                                       722         18.36
Exercised                                                    (461)        11.09
Canceled                                                      (90)        15.35
Options outstanding at end of year                          3,317         13.50
Options exercisable at end of year                          2,124         11.75

1997
--------------------------------------------------------------------------------
Granted                                                       803         22.60
Exercised                                                    (653)        11.32
Canceled                                                     (144)        19.06
Options outstanding at end of year                          3,323         15.91
Options exercisable at end of year                          2,130         13.24

1998
--------------------------------------------------------------------------------
Granted                                                     1,367         36.26
Exercised                                                    (781)        11.89
Canceled                                                      (26)        25.07
Options outstanding at end of year                          3,883         23.80
Options exercisable at end of year                          2,014         16.00
--------------------------------------------------------------------------------

A summary of information regarding stock options outstanding at December 31, 1998 follows:

(Shares in thousands)                 Options Outstanding    Options Exercisable
--------------------------------------------------------------------------------
                                      Weighted   Weighted               Weighted
                                       Average    Average                Average
       Range of          Number of   Remaining   Exercise   Number of   Exercise
Exercise Prices             Shares        Life      Price      Shares      Price
--------------------------------------------------------------------------------
   $27.79-36.37              1,378        9.30     $36.14          11     $27.79
    14.81-28.59              1,342        7.83      20.38         836      19.81
     7.82-15.31              1,163        5.23      13.16       1,167      13.16
--------------------------------------------------------------------------------

The Restricted Stock Award Plan provides for awards of common stock to officers and other key employees, subject to resale restrictions. The restrictions on outstanding awards are scheduled to lapse upon the achievement of certain performance objectives or over time. The company awarded 113,250 shares with a weighted average fair value of $36.37 in 1998. As of December 31, 1998, there were available for future awards a total of $1,500,000 shares.

Under the Non-Employee Director Restricted Stock Plan, directors who are not full-time employees of the company receive the portion of their annual retainers which exceeds $15,000 in shares of common stock. The shares are issued each year after the company's annual meeting, are forfeitable if the director ceases to remain a director until the company's next annual meeting, and may not be sold for a period of five years, or until the director leaves the Board. As a group, non-employee directors received 2,280 shares with a weighted average fair value of $36.37 in 1998.

Segment Information

The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies.

The Company has six reportable segments: Fluid Handling, Aerospace, Engineered Materials, Controls, Merchandising Systems and Wholesale Distribution.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company accounts for intersegment sales and transfers as if the sales or transfers were to third parties at current market prices.


================================================================================
20 Crane Co. 1998 Annual Report

================================================================================

Information by industry segments follows:

(In thousands)                                    1998         1997         1996
--------------------------------------------------------------------------------
Fluid Handling
--------------------------------------------------------------------------------
  Net Sales - Outside                         $445,355     $386,209     $351,374
  Net Sales - Intersegment                       9,298        7,942       12,594
  Operating Profit                              27,908       29,977       25,735
  Assets                                       355,485      322,488      255,093
  Capital Expenditures                          16,810        6,835        7,888
  Depreciation and Amortization                 12,520       10,381       10,666

Aerospace
--------------------------------------------------------------------------------
  Net Sales - Outside                         $394,401     $343,900     $246,637
  Net Sales - Intersegment                          65           --           37
  Operating Profit                             118,175       90,055       65,914
  Assets                                       296,668      277,704      251,716
  Capital Expenditures                          17,515       13,496        8,325
  Depreciation and Amortization                 12,563       12,785       10,126

Engineered Materials
--------------------------------------------------------------------------------
  Net Sales - Outside                         $275,969     $222,789     $203,592
  Net Sales - Intersegment                       2,985        2,771        3,606
  Operating Profit                              39,655       30,093       25,666
  Assets                                       263,576      109,578      102,035
  Capital Expenditures                           6,094        8,210        4,252
  Depreciation and Amortization                  9,633        6,178        5,537

Crane Controls
--------------------------------------------------------------------------------
  Net Sales - Outside                         $131,052     $130,284     $128,149
  Net Sales - Intersegment                       1,265        1,237        1,527
  Operating Profit                               8,927       11,640       11,256
  Assets                                       127,702      121,432      125,433
  Capital Expenditures                           4,264        2,538        4,170
  Depreciation and Amortization                  6,555        6,502        6,495

Merchandising Systems
--------------------------------------------------------------------------------
  Net Sales - Outside                         $191,927     $179,905     $172,847
  Net Sales - Intersegment                          --           --           --
  Operating Profit                              33,548       31,034       24,810
  Assets                                       117,858      109,190       91,529
  Capital Expenditures                           2,815        5,089        7,900
  Depreciation and Amortization                  7,201        6,426        5,664

Wholesale Distribution
--------------------------------------------------------------------------------
  Net Sales - Outside                         $816,305     $760,608     $734,546
  Net Sales - Intersegment                          --           --           39
  Operating Profit                              34,088       26,273       29,492
  Assets                                       233,055      186,633      199,622
  Capital Expenditures                           5,902        4,146        3,368
  Depreciation and Amortization                  6,128        5,210        6,362

(In thousands)                                 1998          1997          1996
-------------------------------------------------------------------------------
Consolidated
-------------------------------------------------------------------------------
  Net Sales
  Other                                 $    13,496   $    13,136   $    10,587
  Intersegment Elimination                  (13,613)      (11,950)      (17,803)
-------------------------------------------------------------------------------
  Total Net Sales                       $ 2,268,505   $ 2,036,831   $ 1,847,732
===============================================================================
  Operating Profit
  Other                                 $      (424)  $       850   $       470
  Corporate                                 (22,937)      (23,425)      (17,311)
  Intersegment Elimination                       (8)          104           121
-------------------------------------------------------------------------------
  Total Operating Profit                $ 238,932     $   196,601   $   166,153
===============================================================================
  Assets
  Other                                 $    13,003   $    12,266   $     7,100
  Corporate                                  47,327        46,602        56,327
-------------------------------------------------------------------------------
  Total Assets                          $ 1,454,674   $ 1,185,893   $ 1,088,855
===============================================================================
  Capital Expenditures
  Other                                 $       810   $       245   $       221
  Corporate                                      50            83        14,347
-------------------------------------------------------------------------------
  Total Capital Expenditures            $    54,260   $    40,642   $    50,471
===============================================================================
  Depreciation and
    Amortization
  Other                                 $       269   $       259   $       325
  Corporate                                   6,589         7,659         4,227
-------------------------------------------------------------------------------
  Total Depreciation and
   Amortization                         $    61,458   $    55,400   $    49,402
===============================================================================

Information by geographic segments follows:

(In thousands)                           1998             1997             1996
-------------------------------------------------------------------------------
Net Sales
  United States                   $ 1,685,037      $ 1,490,186      $ 1,332,844
  Canada                              194,723          197,039          189,197
  Europe                              260,607          213,681          200,636
  Other International                 128,138          135,925          125,055
-------------------------------------------------------------------------------
Total Net Sales                   $ 2,268,505      $ 2,036,831      $ 1,847,732
===============================================================================

Operating Profit
  United States                   $   189,771      $   154,595      $   129,638
  Canada                               14,673           15,773           12,477
  Europe                               37,715           32,016           29,875
  Other International                  19,710           17,642           11,474
  Corporate                           (22,937)         (23,425)         (17,311)
-------------------------------------------------------------------------------
Total Operating Profit            $   238,932      $   196,601      $   166,153
===============================================================================
Assets
  United States                   $ 1,154,054      $   899,852      $   812,832
  Canada                               81,570           83,510           88,912
  Europe                              151,950          141,011          114,981
  Other International                  19,773           14,918           15,803
  Corporate                            47,327           46,602           56,327
-------------------------------------------------------------------------------
Total Assets                      $ 1,454,674      $ 1,185,893      $ 1,088,855
===============================================================================


================================================================================
                                                 Crane Co. 1998 Annual Report 21

================================================================================

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


/s/ David Smith

D. S. Smith
Vice President--Finance and Chief Financial Officer

================================================================================

                          Independent Auditors' Report
[LOGO]

To The Shareholders of Crane Co.

We have audited the accompanying consolidated balance sheets of Crane Co. and its subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, cash flows and changes in common shareholders' equity for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Crane Co. and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP

Stamford, Connecticut
January 20, 1999


================================================================================
22 Crane Co. 1998 Annual Report

================================================================================

               Management's Discussion and Analysis of Operations

Results of Operations 1998

--------------------------------------------------------------------------------
Fluid Handling
--------------------------------------------------------------------------------

Fluid Handling Profits Dip Despite Sales Gain

(dollars in millions)                                    1998               1997
--------------------------------------------------------------------------------
Sales                                                 $ 454.7            $ 394.2
Operating Profit                                         27.9               30.0
Operating Margins                                        6.1%               7.6%
--------------------------------------------------------------------------------

Sales increased 15% in the Fluid Handling segment in 1998, but operating profits declined by 7%, as markets for many of its products -- valves, pumps and water treatment systems -- worsened as the year progressed. The increase was derived from acquisitions and strong first-half sales for many of the businesses in the group. The gain was smaller than expected as a result of Asia's economic problems and plunging oil prices, which constrained capital goods purchases and intensified price competition worldwide. Losses in commercial valves and profit declines in water treatment systems more than offset solid gains in engineered valves. Order backlog totaled $79 million, down $34 million from the prior year.

Valve Businesses Mixed

In spite of difficult markets, Crane made important progress in 1998 in organizing its growing valve businesses to compete more profitably in an increasingly global marketplace. In both engineered and commercial valves, Crane's businesses are moving toward common global sourcing, largely from Asia, and the use of common designs to reduce costs and improve efficiency. Most finished products will be assembled locally, maximizing each business's ability to meet customers' needs and preferences.

In the engineered valve group, most of the cast steel, butterfly and check valve businesses performed well, with solid sales gains and modest profit increases fueled in part by the addition of the Stockham businesses, acquired in December, 1997. Crane Australia, which makes steel valves for the oil and gas and petrochemical industries, had slightly lower sales and earnings. Crane's manufacturing joint venture in Ningjin, China, had a strong year, increasing shipments 95% over the prior year. Westad, Crane's marine valve manufacturer in Norway, increased its sales and earnings in 1998, but sales are expected to drop sharply in 1999 as a result of the decline in Korean ship building. In Crane's nuclear valve servicing business, which varies with utilities' nuclear plant outages, sales and profits declined as expected after an exceptionally strong 1997. Significant gains are projected for 1999 because of increased market demand and the benefits of the September 1998 acquisition of Liberty Technologies.

In commercial valves, difficulties in absorbing Stockham's bronze production led to supply shortages and lost business, contributing to a loss for the year. As part of the global approach, Crane U.K. closed its bronze foundry, shifting its bronze casting business to the Brantford, Ontario facility, which is ramping up its manufacturing operations. Crane U.K., which also produces malleable iron fittings, will open its new electric melting shop in January 1999, improving efficiency while complying with environmental regulations. Crane U.K. is in the process of installing new business systems, and is also right-sizing the business for market conditions and Crane's commercial valve global sourcing strategy. As a result, $3.2 million of restructuring costs were incurred in 1998.

Mixed Results at Pump Businesses

Sales and earnings were up slightly at Crane Pumps & Systems. Individual brands' results varied as the company's products serve major municipal, military and industrial markets. Barnes commercial pumps and pressure sewer products performed well. Burks Pumps, which serves the original equipment machinery market, was impacted by the reduction in capital spending in the semiconductor industry, and sales of Weinman's HVAC pumps were constrained by depressed high rise construction in the Far East. Deming benefited from a large order for pumps used in hazardous material destruction. Government orders generally were down as military spending continued to decline. Deferral of major project awards in the chemical process and automotive industries affected sales and profits at Chempump and Process Systems, though not their market share.

Shift in Water Treatment Business

The May 1998 acquisition of Environmental Products USA, a manufacturer of state-of-the-art, membrane-based water treatment systems, helped Cochrane reposition its business away from heavy industrial filtration markets toward light industrial, beverage and other potable water treatment systems. With the acquisition, overall sales rose but profits were off sharply from 1997 as Cochrane's important Asia markets weakened and industry pricing pressures intensified.


================================================================================
                                                 Crane Co. 1998 Annual Report 23

================================================================================

               Management's Discussion and Analysis of Operations

Outlook

Crane's fluid handling businesses expect flat sales and operating profits in 1999, as weak Asian demand, depressed oil prices and widespread pressure on corporate profits may constrain capital purchases and intensify global competition. A strong year is expected for Crane's nuclear services business which should help the engineered valve segment to continue to perform well and a turnaround anticipated in commercial valves should return that sector to profitability. Crane Pumps & Systems is again likely to show solid results. Cochrane will benefit from a full year of its acquisition's results and an improved cost structure, facilitating a solid sales gain and a profit rebound to 1997 levels.

--------------------------------------------------------------------------------
Aerospace
--------------------------------------------------------------------------------

Aerospace Segment Shows Strong Growth

(dollars in millions)                                     1998             1997
-------------------------------------------------------------------------------
Sales                                                  $ 394.5          $ 343.9
Operating Profit                                         118.2             90.1
Operating Margins                                        30.0%             26.2%
-------------------------------------------------------------------------------

Crane's aerospace businesses were extremely strong in 1998, increasing their combined operating profits by 31% on a 15% gain in sales. All four businesses in the segment reported higher sales, and three had higher earnings fueled by strong commercial, business and general aviation markets. Order backlog totaled $281 million at year-end, compared to $297 million in 1997.

Record Results for Hydro-Aire

Hydro-Aire, the world market leader in aircraft anti-skid brake control systems, turned in a record performance, with operating profits up 23% on a 19% increase in sales. Every Boeing airplane uses its high performance brake control systems, and many use its fuel pumps. For instance, the high volume Boeing 737-700 series incorporates many Hydro-Aire products, including brake control units, wheelspeed transducers, anti-skid control valves, jettison pumps and boost pumps. After-market sales of parts and repair and overhaul services also grew substantially.

With its brake control systems on all Embraer and many Bombardier aircraft, Hydro-Aire further strengthened its position in regional jets in 1998, winning the brake control systems on the Dornier 528, 728 and 928. It also won the brake control systems for a new Raytheon Beech business jet.

A new Enterprise Resource Planning system that went on line in early October should further reduce costs and working capital needs, improving profits as sales are expected to flatten in 1999. Improved focus on the aftermarket and repair and overhaul OEM market will continue to underpin profitability.

Strong Performance at ELDEC

ELDEC, Crane's largest aerospace business, also set sales and earnings records in 1998, increasing its operating profits by 41% on a sales gain of 15%. Strong OEM sales, particularly to Boeing, fueled the increases. ELDEC is a market leader in proximity sensing systems, battery systems, transformer rectifiers and fuel flowmeters. During 1998, both Rolls Royce and Pratt & Whitney chose ELDEC's new solid state pressure transducers, designed for high accuracy under harsh conditions, for their new aircraft engines.

In its power supply business, ELDEC has developed strong relationships with such major aerospace equipment suppliers as the U.K.'s Smiths Industries, positioning the company to provide power supplies for products such as avionics on the planned Eurofighter.

After successfully implementing an Enterprise Resource Planning system in 1997, ELDEC improved its internal operations in 1998, increasing its on-time deliveries to customers.

Major Profit Gain at Interpoint

In its second full year as a Crane company, Interpoint had record results, with operating profits rising 55% on a 10% increase in sales, as the company cut costs while increasing output, reorganized and refocused on growth opportunities in the custom, medical and space markets. Interpoint makes proprietary, high density power converters and microelectronic hybrid devices and is the only Class K, space-qualified supplier of dc-to-dc power converters. Satellites typically use scores of these highly reliable, lightweight devices. In addition, Interpoint has a small but growing share in the expanding markets for medical electronic devices included in products such as pacemakers, defibrillators, heart assist pumps, surgical saws and insulin pumps.

With renewed market focus on custom, medical and aerospace applications, and operational improvements reducing product delivery times to its customers, Interpoint should have a strong year.


================================================================================
24 Crane Co. 1998 Annual Report

================================================================================

Sales Gains for Lear Romec

Significant up front engineering investments on recent development programs, critical to sustaining the business, modestly reduced Lear Romec's margins and operating profits, despite a 10% increase in sales. Commercial OEM markets for Lear Romec's lubrication and scavenge pumps and centrifugal fuel pumps were strong, as were general aviation, regional and business jet markets, while military sales were flat. Aftermarket sales, including civilian and military spares and repair and overhaul contracts, increased substantially. Sales of parts manufactured for Hydro-Aire also increased. Continuing cost reductions and productivity improvements, including cell manufacturing, helped Lear Romec compete successfully in price-sensitive markets.

Outlook

For 1999, Crane's aerospace businesses anticipate continuing -- but smaller -- gains in sales and profits, as production of commercial aircraft peaks, especially at Boeing. Regional, commuter and business aircraft markets should continue to perform well in the near term, but a pickup in production of military aircraft is not expected before 2001. Aftermarket sales will remain a strong underpinning of profitability. Interpoint anticipates improved profits on its electronic products, with flat sales beginning to pick up by year-end.

--------------------------------------------------------------------------------
Engineered Materials
--------------------------------------------------------------------------------

Sales and Profits Accelerate in Engineered Materials

(dollars in millions)                                    1998              1997
-------------------------------------------------------------------------------
Sales                                                 $ 279.0           $ 225.6
Operating Profit                                         39.7              30.1
Operating Margins                                        14.2%             13.3%
-------------------------------------------------------------------------------

Operating profit rose 32% on a 24% increase in sales in the Engineered Materials segment, reflecting substantial growth at Kemlite and the acquisition of Sequentia. Strong transportation and building supply markets benefited Kemlite, Sequentia, and CorTec, which all manufacture fiberglass reinforced plastic (frp) materials. Partly offsetting their results were a small loss at Crane Plumbing and modestly lower earnings at Resistoflex. Order backlog was $24 million at year-end compared to $29 million in 1997.

Kemlite Improves Volume, Margins, Profits

Increasing use of lightweight, thermally efficient frp roofs for refrigerated trucks and trailers and translucent frp roofs in dry van trailers and trucks, along with strong markets for truck and trailer liner panels, recreational vehicle panels and building panels, boosted Kemlite's sales in 1998. The increased volume, coupled with successful cost reduction efforts, led to improved margins and record operating profits.

The substitution of translucent frp roofs for aluminum on dry van trailers appeared to plateau, but the use of non-translucent frp roofs on refrigerated trucks and trailers increased. In addition, Korean container manufacturers increased their purchases of Kemlite frp panels in 1998.

Crane's $125 million acquisition of Sequentia Holdings in August 1998, significantly expanded Kemlite's penetration of the corrugated, translucent and flat embossed building products markets, particularly in the home center chains. Crane bought Sequentia's transportation product line in early 1997.

Kemlite added Sequentia's Grand Junction, Tennessee and Houston, Texas plants to its own plants in Joliet, Illinois and Jonesboro, Arkansas, and will keep Sequentia's Structoglas(R) brand as a separate product line. Kemlite doubled production capacity at Jonesboro by adding a second wide line, and now operates 10 of the 14 frp panel production lines in the U.S. Kemlite is the world's largest producer of frp panels.

Kemlite expects to improve margins, particularly at Sequentia, through increased production and savings achieved primarily by volume purchasing of raw materials, along with Six Sigma and other continuing cost reduction programs.

Sales and Profits Rise at CorTec

CorTec reported a profit gain on increased sales, consistent with strong medium truck and dry van trailer markets. The company made significant progress in commercializing its new, proprietary Encor(R) product, a fiberglass reinforced panel with a core of tough composite foam rather than plywood. Encor(R) sales have grown rapidly since its introduction two years ago, with further gains expected in 1999. More than 5,000 Encor(R) body units will be used for one-way rental trucks to be built during the first half of the year. The company anticipates a flat truck market and a decline in its trailer market segment in 1999.

Acquisition Boosts Resistoflex Sales

Resistoflex modestly increased sales of its corrosion resistant plastic-lined pipes and fittings,


================================================================================
                                                 Crane Co. 1998 Annual Report 25

================================================================================

               Management's Discussion and Analysis of Operations

despite lagging demand from the chemical process industry and soft export markets. The September acquisition of Plastic-Lined Piping Products (PLPP), a competitor, for $23 million boosted sales, but overall margins and operating profits were moderately lower. The company's primarily military aerospace fittings business was strong in 1998, with profitability enhanced by new machining centers, but competition for new military contracts intensified.

Resistoflex integrated the administration of PLPP at its Marion, North Carolina headquarters in late 1998, with sales and customer service to follow in early 1999. Manufacturing will continue at the acquired Bay City, Michigan plant. Resistoflex anticipates that savings and synergies in marketing, distribution, production and raw materials purchasing will improve margins in 1999. Scheduled for introduction in 1999 is a new PLPP-developed flangeless fluoropolymer piping system that eliminates leaks and emissions from flange connections.

Lower Results at Crane Plumbing

Marginally profitable in 1997, Crane Plumbing operated at a small loss on an 8% decline in revenues in 1998, prompting a management change. The Montreal-based company makes china, steel and acrylic plumbing fixtures for new construction, repair and renovation, serving residential, industrial, commercial and institutional markets, primarily in Canada. In spite of well received new lavatory products, wholesale demand dipped on a nationwide decline in housing starts, particularly in Quebec and in British Columbia. Retail sales, however, rose 21%, as Crane gained major home centers and hardware chains as customers. The company expects a modest sales gain and a return to profitability in 1999 as it expands its retail efforts in the northeastern U.S.

Profits Flat at Polyflon

Polyflon, which provides proprietary materials and circuit processing services to the microwave industry, had level profits on slightly lower sales, as a better business mix strengthened margins.

Outlook

Despite some risk in truck and trailer markets in 1999, the Engineered Materials segment should enjoy solid sales gains, largely from full-year results of the Sequentia and PLPP acquisitions. Margins and profits should improve on higher volumes, purchasing economies and further cost reductions.

--------------------------------------------------------------------------------
Controls
--------------------------------------------------------------------------------

Profits Dip in Controls Segment

(dollars in millions)                                    1998              1997
-------------------------------------------------------------------------------
Sales                                                 $ 132.3           $ 131.5
Operating Profit                                          8.9              11.6
Operating Margins                                         6.7%              8.9%
-------------------------------------------------------------------------------

Sales increased marginally in the Controls segment in 1998, but operating profits fell by 23% as Crane's businesses faced weak export markets and stiffening price competition. Order backlog totaled $28 million at year-end, compared to $32 million in 1997.

Barksdale Reports Profit Decline

Barksdale continued to win acceptance in domestic and European markets for its unique air suspension valves, but operating profits dropped on flat sales. In oil and gas markets, traditionally Barksdale's most profitable, demand fell sharply as oil prices sank. The costs of implementing an Enterprise Resource Planning system offset positive initial results from Six Sigma cost reduction projects, which, like the Enterprise Resource Planning system, should improve margins in 1999.

Ferguson Profits Lower

Ferguson's domestic and European businesses felt the ripple effect of lagging machinery exports to Asia, Latin America and Eastern Europe which led to softening of capital equipment markets in the U.S. and Europe. Overall sales and operating profits declined, as did bookings, except in automotive assembly equipment. Ferguson supplies machinery manufacturers with products and devices ranging from indexers and pick-and-place robots to rotary tables and custom cams. A fall-off in sales of large indexers, typically used in large installations, stemmed from both the Asian downturn and the long General Motors strike. Lower overall volume and a less favorable product mix resulted, reducing margins and operating profits.

Sales and Profits Dip at Powers Process Controls

A moderate decline in sales and bookings and a larger drop in operating profits marked 1998 for Powers Process Controls. Shipments of Powers' core products -- water-mixing and thermal shock protection shower systems, water and process controls, valves and temperature regulators -- slipped in the face of stiffening price competition and newer technology. Powers' Canadian plumbing brass operation encountered supply chain


================================================================================
26 Crane Co. 1998 Annual Report

================================================================================

problems in the second half of the year, reducing sales and profits, and regaining lost business will be the goal in 1999. Overall commercial and industrial bookings are expected to remain flat in 1999 amid increasing competition, but cost reductions should improve margins and profitability.

Acquisition and Market Gains Boost Dynalco Profits

Acquisition of a new product line and strong sales to agricultural equipment OEMs increased Dynalco's volume, while improved margins led to a solid gain in profits. Dynalco acquired Liberty Technologies' Beta line of engine and compressor analyzers in September, when the rest of Liberty was acquired by Crane Nuclear. These products serve essentially the same markets as Dynalco's speed, temperature and pressure sensors and controls for rugged environments. For 1999, a full year of Beta sales should produce substantially higher sales, with profit gains from increased volume, process improvements and continued expense reductions.

Harsh Environment Products Boost Azonix Sales

Azonix Corporation, whose man-machine interface (MMI) products for hazardous environments are already dominant in domestic oil and gas exploration, increased sales by expanding into focused harsh environment applications. Operating profits were level with strong 1997 results, largely because of a lower-margin product mix. Sales of higher-margin measurement and control products also gained in 1998, but overall bookings fell, primarily reflecting the oil industry downturn. For 1999, Azonix expects modestly improved results on the strength of increased MMI sales, new products, cost reductions and a gradual pickup in the oil industry.

Outlook

Crane's controls businesses project modest sales gains and profit increases in 1999, particularly if oil and gas markets begin to rebound. Any significant recovery in troubled Asian and Latin American markets that benefits capital equipment manufacturers could further improve results in the segment.

--------------------------------------------------------------------------------
Merchandising Systems
--------------------------------------------------------------------------------

Solid Sales and Profit Growth in Merchandising Systems

(dollars in millions)                                    1998              1997
-------------------------------------------------------------------------------
Sales                                                 $ 191.9           $ 179.9
Operating Profit                                         33.5              31.0
Operating Margins                                        17.5%             17.3%
-------------------------------------------------------------------------------

The Merchandising Systems segment turned in a solid overall performance in 1998, with increased sales and operating profits that reflected both energetic sales efforts and successful cost-cutting. National Vendors, the larger of the segment's two businesses, reported moderate sales gains and maintained its strong margins and profits, while the other business, National Rejectors, improved its margins and profits on slightly lower sales. Order backlog totaled $22 million at December 31, 1998, up 20% over 1997.

National Vendors Extends Its Reach, Improves Results

National Vendors moved ahead briskly on several fronts in 1998, achieving increased sales and higher profits domestically and in Europe. National Vendors' UMC unit in the U.K. had its best year ever and the company's German operation also improved its performance, as corporate downsizing and cost-cutting resulted in substitution of vending machines for employee cafeterias. Focusing on the future, National Vendors also began selling in China, a promising market, and strengthened its Latin American operations by establishing three distributors in Mexico and expanding its operations in Chile and Colombia.

National Vendors reduced from 58 to 26 the number of distributors for its "GPL" brand of machines, intended as a lower-cost solution for smaller operators. The network now includes only one GPL distributor in most major metropolitan markets in order to avoid overlaps with other GPL distributors or with National Vendors' direct sales. The use of exclusivity is aimed at sharpening the distributor's focus on GPL products. Internationally, GPL sales expanded in Canada and the U.K., contributing to record National Vendors shipments in both countries.


================================================================================
                                                 Crane Co. 1998 Annual Report 27

================================================================================

               Management's Discussion and Analysis of Operations

National Rejectors Prepares for the Euro

National Rejectors' shipments of coin validation machines were down modestly from 1997. Weakness in the amusement industry and stiffer competition in the U.K. and Spain, two major markets, offset continuing strong sales of validators for outdoor cigarette machines in Germany. Cost reductions, product redesign and productivity improvements strengthened NRI's margins, resulting in a solid gain in profits.

In the past two years, NRI has upgraded many of Germany's estimated 800,000 mechanical outdoor cigarette machines with new electronic validators that can be programmed to accept Euro coins when those are introduced in 2002. However, many more cigarette machines, and several hundred thousand other vending machines, remain to be refitted, promising strong sales of NRI products in Germany and Europe in coming years. NRI derives some 57% of its revenue from Germany and 40% from other European markets, including Spain and the U.K., where its German-made validators compete with locally made products. NRI also sells to other international markets, supplying validators for Canada's lottery machines, for example, and validators and coin-changers for South American markets.

The growing demand for NRI's new four-tube changer will positively affect sales to the vending industry in 1999. Continuing Six Sigma process cost reduction projects are expected to generate ongoing margin improvements.

Outlook

The Merchandising Systems segment anticipates gains in sales and operating profits in 1999. National Vendors expects to increase its penetration of European, U.S. and Latin American markets with its Millenia-styled products, while expanding its GPL line in those markets as well. NRI also anticipates higher sales throughout Europe, despite rising competition, on the strength of its product mix for the cigarette, telephone, ticketing, amusement and vending markets, and the operators' compelling need to upgrade their machines to accept multiple versions of the Euro from 15 mints. At both National Vendors and NRI, margins and operating earnings should continue to improve.

--------------------------------------------------------------------------------
Wholesale Distribution
--------------------------------------------------------------------------------

Wholesale Distribution

(dollars in millions)                                    1998              1997
-------------------------------------------------------------------------------
Sales                                                 $ 816.3           $ 760.6
Operating Profit                                         34.1              26.3
Operating Margins                                         4.2%              3.5%
-------------------------------------------------------------------------------

Crane's Wholesale Distribution segment recorded higher operating profits on a solid sales increase driven primarily by acquisitions. Huttig Building Products, Crane's largest business, had a strong profit gain that reflected acquisition results, same-store increases and process improvements.

Huttig Expands Reach, Boosts Profits

Huttig's sales benefited substantially from strong housing markets and from the full-year results of its 1997 acquisition of MALLCO Lumber in Phoenix and its mid-1998 acquisitions of Consolidated Lumber of Kansas City and Number One Supply, based in Baltimore and Raleigh. The 1998 acquisitions advanced Huttig's multi-channel strategy for further expanding its nationwide penetration as one of the nation's largest distributors of lumber and millwork. Number One Supply specializes in installed sales for large contractors, an approach Huttig plans to introduce in selected markets. Consolidated Lumber is a one-step wholesaler of lumber and millwork products with a strong position among single-family home builders in the Kansas City vicinity.

Huttig continued to consolidate its traditional two-step wholesale distribution operations to improve efficiency and profitability. In the Midwest, the Oklahoma City and Des Moines branches are being closed, their territories each divided among two other branches, with a single general manager for each of the two expanded districts. In the South, branches in Roanoke, Virginia and Orangeburg, South Carolina were closed, with territories divided among Fredericksburg, Charlotte and Macon. In California, the Benicia branch was closed in December, with Sacramento retaining its sales. The Louisville and Lexington branches were combined into a single Kentucky territory, with Louisville serving the one-step market in the area and Lexington distributing on a two-step basis statewide.


================================================================================
28 Crane Co. 1998 Annual Report

================================================================================

Housing starts have been strong nationally and in Huttig's markets during 1998, fueled by low interest rates and a vigorous economy, but activity will decline if the economy begins to slow down. Declining raw material prices for lumber and millwork reduced sales at Huttig's 45 branches and at its Prineville wood moulding manufacturing operation. Despite the possibility of a somewhat weaker market, Huttig expects an increase in volume, driven primarily by full-year sales from the 1998 acquisitions, and increased penetration in other markets.

Operating profits increased strongly in 1998, largely because of full-year results from the MALLCO acquisition and an immediate profit contribution from Consolidated Lumber. In 1999, margins and profits should benefit from a full year of earnings from Consolidated Lumber and Number One Supply, along with savings from branch consolidations and other cost reductions.

Improved Sales and Profits at Crane Supply

Canadian-based Crane Supply sales and operating profits were down slightly in U.S. dollar terms but it was able to maintain its operating margins at 6.2% of sales. In Canadian dollars, Crane Supply achieved modestly higher profits on a solid sales increase that reflected share gains in generally flat Canadian markets. The company, Canada's leading distributor of pipe, valves and fittings, sells to mechanical contractors, industrial plants, fabricators and EPC (engineering procurement and construction) companies through 34 locations across the country. Crane Supply began operations in British Columbia in 1997 and plans to expand in markets where it has existing contracts in the pulp and paper, mining or petroleum industries. The western region had the strongest gain in sales and second strongest in profits during 1998, despite the weakening in British Columbia's resource-based economy caused by slack sales to Asia. The central region also gained in sales and profits, but the eastern region declined in both measures.

More efficient use of working capital was a prime focus for Crane Supply in 1998, and with the help of Six Sigma process improvement projects, the company increased inventory turns significantly. The company continued to emphasize the industrial market, and particularly valve sales, achieving sales growth of 12%.

Crane Supply does not expect sales to be affected immediately by a projected slowdown in institutional construction starts, and will focus its National Business Solutions program on growing the industrial market. Although markets in British Columbia and Alberta are expected to be soft in 1999, the Ontario and Quebec markets should compensate for this shortfall and the Atlantic market should benefit from investment in large offshore oil and gas projects. Operating profits should grow on the strength of further cost reductions and market share gains.

Outlook

A projected decline in housing starts in the U.S. and weakness in some parts of Canada's economy, including institutional construction, will limit volume growth on the part of Crane's distribution businesses in 1999. However, the accretive effects of acquisitions, start-up operations in new markets for both companies, and a sharp, ongoing focus on cost reductions and productivity improvements should improve operating profits at both Huttig and Crane Supply.

Sales Gain, Profits Dip at Crane Defense Systems

Crane Defense Systems, primarily a defense contractor that designs and builds heavy shipboard equipment, such as cranes, elevators, hangar doors and torpedo handling systems, had higher sales but lower operating profits in 1998. Profits were impacted by one-time MIS costs, higher spending stemming from delayed contract awards, and high proposal expenses incurred in competing for contracts on the first of the Navy's new landing craft. Increased sales and profits are expected in 1999.


================================================================================
                                                           1998 Annual Report 29
                                   blank page

================================================================================

               Management's Discussion and Analysis of Operations

Results of Operations 1997

Fluid Handling

Fluid Handling operating profit increased 16% in 1997 on an 8% gain in sales. The sales and earnings gains were derived principally from strong results at Crane Pumps & Systems and from the Crane Valve Group's April 1 acquisition of Movats, a provider of valve diagnostic products and services to the nuclear power industry.

Operating profits of $30.0 million were $4.3 million above the 1996 level. Sales were $394.2 million, an increase of $30.2 million. Overall operating margins improved to 7.6% of sales in 1997 from 7.1% in 1996. The backlog of $113 million was $24 million over 1996.

At Crane Valves significant margin improvements in cast steel and butterfly valves and the continued ramp-up of the valve manufacturing joint venture in China contributed to the profit gains, as did increased sales of hydrofluoric acid valves.

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

Westad reported higher sales but operating profits declined, reflecting the cost of ramping up for increased volume, as well as a less-favorable product mix and higher warranty expenses. Orders for high-value titanium valves for special industrial applications and a series of contracts from shipbuilders for LNG valves increased Westad's sales, as did the overall strength of the marine market.

Crane Pumps & Systems translated a small sales gain into a second year of record profits as a result of a more favorable product mix, price increases and higher margins derived from outsourcing and continuous improvement activities. While total bookings increased modestly, total backlog enjoyed substantial growth.

Chempump had lower sales and earnings in 1997 after a record year in 1996. The sales decline reflected an industry shift from standard pumps to more customer-specific engineered pumps, which require longer lead times. However, bookings and backlog increased in 1997, primarily in engineered pumps.

Cochrane, Inc. had flat earnings in 1997 on slightly higher sales. Cochrane reported significant gains in bookings and backlog.

Aerospace

Aerospace segment operating profits improved 37% on a 39% increase in sales. The strength of the commercial air transport industry in 1997 was the driving force in this performance, along with a full year's results from Interpoint, acquired in October, 1996. Segment sales were $343.9 million, up from $246.7 in 1996, while operating profits rose from $65.9 million to $90.1 million.

Operating profit margins declined slightly to 26.2% as 1997 results included Interpoint for the whole year. Interpoint's margins are historically lower than the other Aerospace businesses. The backlog increased to $297.4 million, up $28.5 million from 1996.

ELDEC, the segment's largest business, reported strong growth in sales and operating profits, maintaining its solid margins despite investing heavily in R & D and implementing a new Enterprise Resource Planning system. Total bookings and year-end backlog were well above 1996.

ELDEC won orders for its proximity sensing systems or power systems on almost all of the new aircraft launched during 1997. The company won proximity sensing systems business on the Raytheon Hawker Horizon business jet, the Boeing MD-10 upgrade for Federal Express, and the Canadair RJ-700, a new 70-seat regional jet, as well as a battery system for the MD-95. The company has also completed development of a new battery system that is now being installed in all new generation Boeing 737 and 747 aircraft. ELDEC's sales of power conversion products for avionics systems dipped in 1997 as several military programs ended.

Hydro-Aire posted strong commercial OEM sales driven primarily by sales of braking systems for Boeing aircraft, including the latest derivatives in Boeing's 737 series, which continue to gain market share. Aftermarket sales showed strong growth, as did sales of repair and overhaul services. Military sales, mainly braking systems for the C-17 and Lockheed C-130J transports, also increased.

Strength in the business and commuter jet market where Hydro-Aire has a strong market position and demand for Hydro-Aire offerings of centrifugal pumps also contributed to the improved results.

Lear Romec achieved a solid profit gain on essentially flat sales. Bookings gained 10% despite a sharp drop in government spares orders after a strong 1996. Increased marketing and support efforts boosted sales in the repair and overhaul business, and higher sales of pumps for Hawk missile systems and initial provisioning sales to airlines increased after market sales. Sales of engineering services also gained but overall OEM unit sales declined because of lower military sales.


================================================================================
30 Crane Co. 1998 Annual Report

Lear Romec improved its overall margins by aggressively cutting costs and by improving its production efficiency with automated equipment and cell manufacturing techniques. The company is also applying engineering and manufacturing resources to support Hydro-Aire's line of high performance centrifugal fuel pumps.

Interpoint had strong sales and earnings gains in its first full year as a Crane company. Operating profits were affected by integration costs, a new wage structure, and the expense of implementing new systems for materials requirements planning and cost accounting. Bookings and year-end backlog increased significantly.

Engineered Materials

The Engineered Materials segment achieved 17% higher profits in 1997 on a 9% increase in sales. Strong sales and earnings gains at Kemlite, the segment's largest business, and improved profitability at Crane Plumbing were the principal elements in this result.

Operating profit margins improved to 13.3% of sales compared to 12.4% in 1996. Backlog increased to $29 million at December 31, 1997 compared to $23 million in 1996.

Stronger market conditions helped three of Kemlite's four market segments to increase sales and earnings.

In the transportation segment, Kemlite's market-leading fiberglass-reinforced plastic liner panels (frp) and translucent roof panels for truck trailers and trucks turned in a 28% increase in sales. More than half of the increase stemmed from the March acquisition of a competitor's transportation product line which helped increase Kemlite's market share. Kemlite also benefited from the continuing trend toward substitution of translucent fiberglass-reinforced plastic for aluminum in truck and trailer roof applications. In addition, a 20% increase in the dry van truck trailer market boosted roof panel sales.

Kemlite's sales of frp panels for sidewalls and roofs on motorhomes and recreational trailers increased by 10%, largely because of OEMs' shift away from aluminum.

International sales rose by 25% on increased sales to several large accounts, and in international markets generally, the company's business continued to expand. The widespread growth of fast food franchising increased opportunities for Kemlite's building products and growing truck/trailer markets proved receptive to frp liner and roof panels.

Cor Tec reported a 7% sales gain but start-up costs on a new product resulted in flat earnings. Shipments into Canada more than doubled and panel sales to truck body manufacturers also increased sharply. Demand for longer trailer panels fell by 10%, reflecting lower frp production at Cor Tec's largest customer.

Resistoflex reported flat earnings on lower sales in 1997, as a fall-off in project business in economically troubled Southeast Asia squeezed the company's fledgling operations there and domestic markets for the company's plastic-lined pipe and fittings were soft. Its aerospace business, primarily domestic military sales, increased significantly, however, and overall margins improved, making possible an earnings performance level with 1996 results.

Crane Plumbing improved its profitability on a 6% sales increase, essentially breaking even after a loss in 1996. A slowdown in commercial construction, coupled with a shift in demand towards lower priced residential bathware products, led to a net decline in prices in 1997. The company showed an improvement in earnings over 1996 as a result of a turnaround of the Acrylics operation and the automation of a number of operations at its Steelware facility.

Polyflon increased its sales, sharply raising margins and operating profits.

Controls

The Controls Segment had a modest increase in operating profits in 1997 on a small sales increase. The five companies in the segment reported combined sales of $131.5 million, up 1%, and operating earnings of $11.6 million, a gain of 3% that reflected slightly improved operating margins.

Barksdale increased its penetration of the market for truck and bus ride leveling systems and expanded its presence in the U.S. "oil patch," but operating profits were flat despite a 6% sales gain. Backlog and bookings rose in 1997.

Sales and profits declined in 1997 at Ferguson. Despite product margin gains, profits slipped as a result of reduced project business in 1997, the cost of closing its Detroit manufacturing plant and other reorganization expenses. Year-end backlog in the U.S. rose 11%. Ferguson's European operation in Brussels increased profits through margin improvements and new sales and marketing efforts.

Powers Process Controls had lower sales and earnings, primarily because of weak commercial markets in Canada and increased expenses that offset gains in the company's commercial non-residential plumbing business in the U.S.

Azonix turned in an especially strong performance in 1997, aided by an expanding oil exploration industry. Profits more than doubled on a 33% sales increase. Strong engineering capabilities have enabled Azonix to attain a leadership position with man machine interface (MMI) products in the oil and gas exploration industries. The company's rugged MMI products, specifically designed for hazardous or harsh environments, were the largest gainer for Azonix in 1997.

Dynalco Controls had higher sales and bookings in 1997, both setting new records. A less favorable product mix resulted in slightly lower margins and operating profits.


================================================================================
                                                 Crane Co. 1998 Annual Report 31

================================================================================

               Management's Discussion and Analysis of Operations

Sales of Dynalco's instruments and controls to equipment OEMs were strong, offsetting a small decline in the agricultural OEM sector that reflected a cyclical dip in agricultural equipment sales.

Merchandising Systems

The Merchandising Systems segment reported a 25% increase in profits for 1997 on the strength of a modest sales gain and a strong increase in margins. Sales were $179.9 million, up 4% from 1996 sales. Operating profits rose to $31.0 million, up $6.2 million from the prior year. Operating profit margins improved to 17.3% compared to 14.4% in 1996. Backlog of $19 million was up slightly from the prior year.

National Vendors continued as the market leader in 1997, posting a 9% sales gain attributable primarily to the March, 1997 acquisition of Polyvend, Inc., a manufacturer of lower-priced vending equipment sold through distributors to smaller operators. Operating income increased by 20%. Margins improved on a more favorable product mix and manufacturing cost improvement.

National Rejectors, Inc., GmbH sharply improved margins in 1997. Generally good market conditions in Europe, coupled with accelerating demand for NRI's battery-operated validator for outdoor cigarette machines, particularly in Germany, drove NRI's improved results. The company's branches in France, Spain and the U.K. were profitable in local currency terms. Margins benefited from continuing improvements in design and manufacturing processes, reduced raw material costs and a small price increase.

Wholesale Distribution

Wholesale Distribution, Crane's largest segment measured by sales, reported increased sales but lower earnings for 1997. Sales of $760.6 million were up 3.5% for the year but operating profits fell by just under 11% to $26.3 million.

Huttig Building Products had 1997 sales of $625.5 million, a gain of $30.4 million that essentially resulted from the June, 1997 acquisition of MALLCO Lumber Co., a Phoenix lumber and millwork dealer. MALLCO's sales added $32.3 million to the total. Operating profits declined 10%.

Distribution sales increased slightly in 1997, excluding MALLCO, even though housing starts declined throughout most of the country, and fell 1.1% in the markets served by Huttig. Solid housing gains in California and Florida and modest improvement in the Northeast contributed to the improved results. Other areas, particularly in the Midwest, but also in the Northwest, Central and Southern regions, experienced generally softer housing markets. In some areas, Huttig branches attempted to regain lost volume by pursuing a one-step approach, shipping to contractors instead of to dealers. Huttig's international sales also declined as a result of the strength of the dollar versus the Japanese yen.

Sales, margins and operating profits fell significantly at Prineville because of higher lumber prices throughout 1997, resulting in lower profits for Huttig as a whole. The 1996 closure of another manufacturing unit, Missoula White Pine & Sash, improved overall manufacturing profits.

Crane Supply had essentially flat sales of the pipe, valves, fittings and plumbing fixtures it distributes in Canadian markets, as operating profits dipped slightly on lower margins. Strong growth in the industrial sector boosted sales sharply in the Atlantic region and increased oil and gas activity in Alberta was the main ingredient in a solid gain in that province. The company improved its profitability in underperforming markets outside central Canada in 1997 and found ways to cut inventories to reduce working capital needs. It also established electronic data interchange links with many of its best customers, speeding order handling.

In October, the third company in the segment, Valve Systems and Controls, was sold for $7.5 million in cash and $1.5 million in convertible preferred stock. Valve Systems reported a small loss on sales of nearly $25 million through September 30. In 1996, it had modest profits on sales of $27 million.

Crane Defense Systems combined a 24% sales increase with improved margins in 1997 to generate a gain in operating profit.

Liquidity and Capital Resources

Cash Flow

Operating activities in 1998 generated $192 million in cash flow, allowing the company to invest $224 million expanding its core businesses by making six acquisitions, invest $54 million in capital equipment and return $47 million to shareholders through dividends and share repurchases. This represents the fifth consecutive year that Crane has generated cash in excess of $100 million from operations.

Net cash used for investing activities increased compared to the prior year, mainly because of the six acquisitions made in 1998. Capital expenditures in 1998 totaled $54 million and primarily funded manufacturing and business process system projects. The company expects to invest approximately $55 million per year on similar capital projects over the next two years with capital expenditures dropping to $40 million in 2001. These projects are designed to reduce business process and manufacturing cycle times, increasing the company's ability to respond to customer needs. In 1999, Crane plans to continue to seek acquisition opportunities that complement existing businesses, have leading positions in niche markets and can generate cash returns greater than the cost of capital.

Net cash used for financing activities in 1998 includes $22 million for the repurchase of more than 700,000 shares of Crane common stock and $25 million for the payment of dividends. Debt repayments totaled $26 million.


================================================================================
32 Crane Co. 1998 Annual Report

================================================================================

Capital Structure

The following table sets forth the company's capitalization:

(Dollars in thousands) December 31,                         1998           1997
-------------------------------------------------------------------------------
Short-term debt                                       $   51,188       $ 31,232
Long-term debt                                           359,090        260,716
-------------------------------------------------------------------------------
Total debt                                               410,278        291,948
Less cash                                                 15,909          6,982
-------------------------------------------------------------------------------
Total net debt                                           394,369        284,966
Shareholders' equity                                     643,234        532,544
-------------------------------------------------------------------------------
Total capitalization                                  $1,037,603       $817,510
% of net debt to shareholders' equity                      61.3%          53.5%
% of net debt to total capitalization                      38.0%          34.9%
-------------------------------------------------------------------------------

At December 31, 1998, the company had unused lines of credit in support of short-term borrowings of $231.9 million. Domestic lines of credit, which were uncommitted and unsecured, totaled $205.0 million. Foreign lines of credit totaled $78.3 million, of which $41.5 million was contractually committed and $36.8 million was uncommitted. All available short-term lines of credit are for borrowings up to 364 days and are renewable at the option of the lender.

At December 31, 1998, the company had a $300 million contractually committed multi-currency long-term bank credit facility under which the company can borrow, repay, or to the extent permitted by the agreement, prepay loans and reborrow at any time prior to the termination date of November 2003. Proceeds may be used for general corporate purposes or to provide financing for acquisitions. The agreement contains certain covenants, including limitations on indebtedness and liens. No loans were outstanding under this agreement at year end. Under a $300 million shelf registration filed with the Securities and Exchange Commission, $50 million in unissued debt securities remains registered.

Crane is a party to a contractually committed off-balance sheet chattel paper financing facility which enables its National Vendors operation to offer various sales support financing programs to its customers. Recourse to Crane for all uncollectible loans made to National Vendors' customers by the banks under this agreement is limited.

In addition, the company's U.K. subsidiary was also party to a contractually committed long-term line of credit in the U.K. This facility permits borrowing up to $8.3 million, all of which was outstanding at December 31, 1998.

As of December 31, 1998, the company's senior unsecured debt was rated BBB+ by Standard and Poor's and Baa1 by Moody's Investors Service. The company believes it has adequate access to both public and private credit markets to meet all of its operating and strategic objectives.

Environmental

The company continues to be involved in various remediation actions to clean up hazardous wastes as required by federal and state laws. Estimated future environmental remediation cost was $13.0 million at December 31, 1998, which was fully accrued. In certain of these actions, the company is one of several potentially responsible parties ("PRPs"). As a PRP, the company could be liable for all clean up cost despite the involvement of other PRPs. Given the financial stability of the other PRPs, the company believes this is unlikely and the accrual represents management's best estimate, based on current facts and circumstances, with respect to the ultimate liability that will be apportioned to the company. The company spent $2.9 million on environmental costs in 1998, and expects to pay remediation costs of approximately $3.5 million in 1999. The annual level of future remediation expenditures is difficult to estimate because of the many uncertainties relating to conditions of individual sites as well as uncertainties about the status of environmental laws and regulations and developments in remedial technology. In addition, the company is a minor/de minimis potentially responsible party (PRP) at certain third party environmental remediation sites where remediation obligations are joint and several, and the company, as part of its estimate of potential liability, periodically reviews whether the major PRPs have the ability to fulfill their portion of such remediation obligation. The company is not aware of any significant additional liability that would result from the inability of other PRPs to fulfill their obligation. Overall, the company's liability for the required remedial actions being implemented or engineered is not, individually or in the aggregate, expected to be material.

Impact of the Year 2000

The Year 2000 Issue relates to most computer software programs using two digits, rather than four, to define the applicable year for dates. Any of the company's information technology (IT) and non-information technology (non-IT) systems and its products may recognize a date using "00" as the year 1900, rather than the year 2000. This could result in system failures or miscalculations, causing disruptions in operations, including the inability to process transactions and engage in similar normal business activities within the company and with third parties.

Crane has implemented a Year 2000 program for its IT and non-IT systems and its products consisting of four phases: 1) awareness, formation, planning and management, 2) inventory, analysis, compliance testing, prioritization and planning, 3) implementation and validation, and 4) Year 2000 compliance. The company's senior management and Board of Directors receive regular updates on the status of the company's Year 2000 program.


================================================================================
                                                 Crane Co. 1998 Annual Report 33

================================================================================

               Management's Discussion and Analysis of Operations

In addition, the company has contacted significant vendors and customers in order to determine the risks to the company from a third party's failure to remediate its own Year 2000 issues. While information obtained from these contacts will be used to mitigate these risks, there can be no assurance that any third party systems or products will be Year 2000 compliant on a timely basis or that non-compliance by such third parties will not have a material adverse effect on the company.

The company's Year 2000 program was initiated in 1997. Virtually all mission-critical systems, including IT and non-IT systems, are in the implementation phase or are compliant. Non mission-critical systems are in various phases of the program. It is expected that all mission-critical systems will be implemented, tested and validated by September of 1999.

Year 2000 costs incurred to date are approximately $16.8 million, of which $4.8 million was expensed and $12.0 was capitalized. Estimated future costs to complete the Year 2000 program are $11.3 million, of which $5.6 million will be expensed as incurred and the remaining $5.7 million will be capitalized. These costs have been, and will continue to be, funded from normal operating cash flows of the business. No other information technology projects have been or are being delayed by this program.

The company believes that completed and planned modifications and conversions of its software and hardware systems, its products and its efforts to verify the readiness and compliance of material third parties will allow it to meet its Year 2000 compliance schedule. However, the success of the Year 2000 compliance program is based on the availability of a variety of technical experts, expected successful software modifications being performed by third parties, timely delivery of new software and hardware systems, and other factors. A deficiency with respect to any of these factors could cause a failure in the company's Year 2000 program, in whole or in part. The failure to correct a material Year 2000 program could result in an interruption in, or a failure of, certain normal business activities or operations, which could have a material adverse effect on the company's results of operations, liquidity or financial condition. Due to the inherent uncertainty in the Year 2000 problem, particularly in regard to third party vendor and customer Year 2000 readiness, the company is unable to determine at this time whether the consequences of any Year 2000 disruptions or failures will have a material adverse effect on the company's results of operations, liquidity or financial condition. However, based on current information, the most reasonably likely worst case scenario would involve the temporary disruption of the company's ability to fulfill customer orders and no material adverse effect on the company's financial condition is expected from this specific scenario.

Risk Factors

Throughout this Annual Report to shareholders, particularly in the Chairman's Letter to Shareholders on pages 2-4 and in the sections of Management's Discussion and Analysis of Operation on pages 23-34 the company makes numerous statements about expectations of future performance and market trends, and statements about plans and objectives and other matters, which because they are not historical fact may constitute "forward looking statements" within the meaning of the Private Securities and Litigation Reform Act of 1995. Similar forward looking statements are made periodically in reports to the Securities and Exchange Commission, press releases, reports, and documents and in written and oral presentations to investors, shareholders, analysts and others, regarding future results or expected developments. Because the company wishes to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, readers are cautioned to consider, among others, the risk factors which will be described in the company's Form 10-K for the period ended December 31, 1998 to be filed with the Securities and Exchange Commission before March 31, 1999, when evaluating such forward looking statements about future results or developments.

Copies of the company's Form 10-K can be obtained after it is filed by writing to the company at the address on the back cover, from the Securities and Exchange Commission, or through the Internet at the company's web site at http:/www.shareholder.com/crane.


================================================================================
34 Crane Co. 1998 Annual Report

================================================================================

                  Five Year Summary of Selected Financial Data

(In thousands except per share data)
Years Ended December 31,                   1998        1997        1996        1995        1994
-----------------------------------------------------------------------------------------------
Net Sales                            $2,268,505  $2,036,831  $1,847,732  $1,782,310  $1,653,466
Depreciation and Amortization            61,458      55,400      49,402      48,765      44,691
Operating Profit                        238,932     196,601     166,153     142,948     109,889
Interest Expense                         27,819      23,817      23,420      26,913      24,171
Income Before Taxes                     214,641     175,837     145,020     121,468      91,227
Provision for Income Taxes               76,203      63,066      52,910      45,131      35,294
-----------------------------------------------------------------------------------------------
Income from Operations               $  138,438  $  112,771  $   92,110  $   76,337  $   55,933
-----------------------------------------------------------------------------------------------
Diluted Net Income Per Common Share  $     2.00  $     1.63  $     1.34  $     1.11  $      .82
Cash Dividends Per Common Share             .37         .33         .33         .33         .33
Assets                                1,454,674   1,185,893   1,088,855     998,411   1,008,045
Long-Term Debt                          359,090     260,716     267,795     281,093     331,289
-----------------------------------------------------------------------------------------------

                         Quarterly Results for the Year

(In thousands except per share data)                              Quarter        Year
Years Ended December 31,              First    Second     Third    Fourth
-------------------------------------------------------------------------------------
1998
Net Sales                          $526,817  $563,399  $595,438  $582,851  $2,268,505
Cost of Sales                       379,989   403,838   426,946   413,894   1,624,667
Depreciation and Amortization (a)    11,292    11,285    13,014    14,003      49,594
-------------------------------------------------------------------------------------
Gross Profit                       $135,536  $148,276  $155,478  $154,954  $  594,244
Net Income                           29,899    36,557    36,775    35,207     138,438
Diluted Net Income Per Share            .43       .53       .53       .51        2.00
-------------------------------------------------------------------------------------
1997
Net Sales                          $467,333  $518,763  $534,818  $515,917  $2,036,831
Cost of Sales                       338,614   376,298   391,503   371,300   1,477,715
Depreciation and Amortization (a)    10,113    10,515    10,502    10,713      41,843
-------------------------------------------------------------------------------------
Gross Profit                       $118,606  $131,950  $132,813  $133,904  $  517,273
Net Income                           22,645    29,222    31,400    29,504     112,771
Diluted Net Income Per Share            .33       .42       .45       .43        1.63
-------------------------------------------------------------------------------------

(a) amount included in cost of sales.

             Market and Dividend Information-Crane Co. Common Shares

         New York Stock Exchange Composite Price Per Share   Dividends Per Share
--------------------------------------------------------------------------------
                                  1998                   1997       1998    1997
Quarter                High        Low       High         Low
--------------------------------------------------------------------------------
First             $35 1/2     $26 3/4   $22 15/16    $18 5/16     $.0825  $.0825
Second             37 9/16     31        28 15/16     20 7/16      .0825   .0825
Third              35 43/64    23 5/16   31 1/2       27 3/8       .1000   .0825
Fourth             32 3/4      21 3/4    31 5/16      26 9/16      .1000   .0825
--------------------------------------------------------------------------------
                                                                 $ .3650  $.3300
--------------------------------------------------------------------------------

The company effected a three-for-two split of its common stock on September 14, 1998 and December 12, 1996.

All per share data prior to the splits have been restated

On December 31, 1998 there were approximately 5,300 holders of record of Crane Co. common stock.


================================================================================
                                                 Crane Co. 1998 Annual Report 35

================================================================================

                              Corporate Information

Directors

E. Thayer Bigelow, Jr. (1,2)
Senior Advisor, Time Warner, Inc.
Media and Entertainment

Robert S. Evans (1)
Chairman and Chief Executive Officer
of the Company

Richard S. Forte (2)
President, Dawson Forte Cashmere Company
Importer

Dorsey R. Gardner (2,3)
President, Kelso Management Company, Inc.
Investment Management

William E. Lipner
Chairman, President and Chief Executive Officer
NFO Worldwide, Inc.
Marketing Information / Research Services Worldwide

Dwight C. Minton (1,3)
Chairman, Church & Dwight Co., Inc.
Manufacturer of Consumer and Specialty Products

Charles J. Queenan, Jr. (2)
Senior Counsel, Kirkpatrick & Lockhart LLP
Attorneys at Law

James L. L. Tullis (3)
Chairman, Tullis-Dickerson & Co.
Venture Capital to Health Care Industry

Boris Yavitz (1,3)
Dean Emeritus, Columbia University
Graduate School of Business

Corporate Officers

Robert S. Evans
Chairman and Chief Executive Officer

L. Hill Clark
President and Chief Operating Officer

Gil A. Dickoff
Treasurer

Augustus I. duPont
Vice President, General Counsel and Secretary

Bradley L. Ellis
Vice President, Chief Information Officer

John R. Packard
Vice President, Human Resources

Anthony D. Pantaleoni
Vice President, Environment, Health and Safety

Michael L. Raithel
Controller

David S. Smith
Vice President, Finance and Chief Financial Officer

(1) Member of the Executive Committee
(2) Member of the Audit Committee
(3) Member of the Organization and Compensation Committee


================================================================================
36 Crane Co. 1998 Annual Report

================================================================================

                             Shareholder Information

Crane Co. Shareholder Direct(R)

Copies of Crane Co.'s report on Form 10-K for 1998 as filed with the Securities and Exchange Commission as well as other financial reports and news from Crane Co. are available by calling 1-888-CRANE-CR (1-888-272-6327), 24 hours a day, 7 days a week. Visit Crane Co. on the Internet at http://www.shareholder.com/crane.

Annual Meeting

The Crane Co. annual meeting of shareholders will be held at 10:00 A.M. on Monday, April 5, 1999 at the Westin Stamford Hotel, One First Stamford Place, Stamford, CT 06902.

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

Stock Transfer Agent and Registrar of Stock

First Chicago Trust Company,
a division of EquiServe
Customer Service: 1-201-324-1225
Non-Postal Deliveries
525 Washington Blvd.
Jersey City, NJ 07310

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

Under terms of the Plan, First Chicago Trust Company, a division of EquiServe will act as agent for shareholders interested in purchasing additional Crane common shares automatically, on a regular basis. The details of this plan and its benefits to you as a Crane shareholder are described in a brochure available by writing to:

First Chicago Trust Company,
a division of EquiServe

Dividend Reinvestment Plan
Crane Co.
P.O. Box 2598
Jersey City, NJ 07303-2598

Design: Robert Webster Inc


================================================================================
                                                 Crane Co. 1998 Annual Report 37

----------
 CRANE(R)
----------

Crane Co.
Executive Offices

100 First Stamford Place
Stamford, CT 06902
(203)363-7300