Form 10-K, Exhibit 13
period 1999-12-31
CRANE CO /DE/
filed 2000-03-15
CIK 25445

                                                                      EXHIBIT 13

                              1999 Annual Report

                              [LOGO OF CRANE CO.]

                                   Our Credo


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


                       We do this with one goal in mind:

                          To build shareholder value.



                               Table of Contents

                             Financial Highlights 1
                            Letter to Shareholders 2
              Management's Discussion and Analysis of Operations 6
                      Consolidated Financial Statements 15
                 Notes to Consolidated Financial Statements 19
             Management's Responsibility for Financial Reporting 29
                        Independent Auditors` Report 29
                           Directors and Officers 36
                           Shareholder Information 37

                              Financial Highlights

                                  ($ and shares in thousands except per share data)        1999            1998        % Change
--------------------------------------------------------------------------------------------------------------------------------
Summary of Operations             Net Sales                                          $1,553,657      $1,561,055            -- %
                                  EBITDA(b)                                             279,916         276,323            1.3%
                                  Operating Profit                                      204,541(a)      211,961           (3.5)%
                                  Income Before Taxes                                   190,782(a)      192,789           (1.0)%
                                  Income from Continuing Operations                     123,465(a)      124,842           (1.1)%
                                  Cash Flow(c)                                          184,745         180,715            2.2%
--------------------------------------------------------------------------------------------------------------------------------
Diluted Share Data                Income from Continuing Operations                  $     1.83(a)   $     1.80            1.7%
                                  Cash Flow                                                2.74            2.61            5.0%
                                  Dividends                                                 .40             .37            8.1%
                                  Average Diluted Shares                                 67,460          69,368
--------------------------------------------------------------------------------------------------------------------------------
Financial Position at             Assets                                             $1,175,447      $1,379,731          (14.8)%
December 31,                      Net Debt                                              297,183         392,384          (24.3)%
                                  Shareholders' Equity                                  568,110         643,234          (11.7)%
                                  Market Value of Equity(d)                           1,248,199       2,067,206          (39.6)%
                                  Market Capitalization(d)                            1,545,382       2,459,590          (37.2)%
--------------------------------------------------------------------------------------------------------------------------------
Key Statistics                    Sales per Employee                                 $      161      $      155
                                  Operating Profit as a % of Sales                         13.2%(a)        13.6%
                                  Income from Continuing Operations as a % of Sales         7.9%(a)         8.0%
                                  Return on Average Assets-Continuing Operations           10.1%(a)        10.7%
                                  Return on Average Shareholders' Equity                   21.1%(a)        23.8%
                                  Net Debt to Capital                                      34.3%           37.9%
--------------------------------------------------------------------------------------------------------------------------------

(a) Before pre-tax special charges of $34,987 ($22,567 after tax or $.33 per diluted share.)
(b) EBITDA is earnings before interest, taxes, depreciation and amortization and special charges.
(c) Cash flow is income from continuing operations before special charges plus depreciation and amortization.
(d) Market value of equity is number of shares of common stock outstanding times closing stock price. Market capitalization is market value of equity plus net debt.

                                    [GRAPH]

        Diluted EPS from                                    Income from
      Continuing Operations           EBITDA            Continuing Operations
          (in dollars)             (in millions)            (in millions)

          95       0.94             95       171             95        64
          96       1.16             96       192             96        80
          97       1.50             97       236             97       104
          98       1.80             98       276             98       125
          99       1.83             99       280             99       123

                                                  Crane Co 1999 Annual Report 1

                       Chairman's Letter to Shareholders

--------------------------------------------------------------------------------

Dear Shareholder:

After a strong performance in 1998, Crane Co. overcame weakness in some markets and operating problems in several businesses in 1999 to achieve slightly higher per-share earnings and cash flow, before one-time charges, on essentially level sales.

     We took aggressive action to sharpen our corporate focus on manufacturing, strengthen margins, and position Crane to resume its strong earnings growth, which has averaged about 18% annually over the past five years. We spun off our distribution business, Huttig Building Products, our largest single unit, in mid-December, reinforcing Crane's position as a manufacturer of engineered industrial products. In order to deal with softness or declines in key markets and reduce our cost base in our Fluid Handling, Aerospace, and Controls segments, we consolidated facilities, reduced staff and rationalized product lines. In all, five manufacturing facilities and eight peripheral facilities have been or will be closed.

     These actions are expected to improve annual operating results by $26 million.

1999 Results

Before special charges associated with our repositioning and cost-reduction programs, our net earnings from continuing operations for the year were $1.83 per diluted share, compared with $1.80 in 1998, on fewer shares outstanding. Earnings from discontinued operations -- Huttig -- contributed $.20 per diluted share, equal to Huttig's 1998 results, for a total of $2.03 per diluted share versus $2.00 in 1998. The special charges, $.33 per diluted share, lowered 1999 net earnings to $1.70 per diluted share.

     Income from continuing operations before special charges was $123.5 million in 1999, a dip of 1% from $124.8 million in 1998, on sales of $1.55 billion. Special charges, net of taxes, totaling $22.6 million, reduced income from continuing operations to $100.9 million.

     Cash flow from continuing operations increased from $2.61 per diluted share to $2.74 in 1999, before special charges. After special charges, cash flow was a strong $2.40 per diluted share, or $162.2 million -- equal to 10 cents per dollar of sales.

Positive Achievements

In spite of the difficult operating environment, we continued to make good progress in pursuing three key objectives:

 . Enhancing Crane's intellectual capital -- finding and nurturing the talented, dedicated people who will create the company's future. We installed new leadership at several businesses, hiring or promoting skilled executives to those positions. We brought aboard Eric C. Fast, former Co-Head of Global Investment Banking for Salomon Smith Barney, as Crane's President and Chief Operating Officer. He replaces L. Hill Clark, who retired but is continuing to help us in a manufacturing consulting role.

 . Focusing on the customer -- moving vigorously to determine our customers' needs and investing in innovative, cost-efficient ways to meet those needs, including new products and e-commerce solutions.

 . Achieving operational excellence -- aggressively deploying a range of techniques including Six Sigma, lean manufacturing and focused factories to shorten manufacturing cycle times, increase efficiency and reduce costs.

     We have invested $40 million over the past several years to assure that our businesses have state-of-the-art ERP systems. Eleven such business systems were implemented in 1999 alone, and they are already delivering on the promise of increased manufacturing and administrative efficiency and lower cost. These systems had the added benefit of making the businesses "Y2K"compliant.

     Our Operational Excellence program has continued to demonstrate its value. At all of our businesses, "black belts"trained in Six Sigma analytical techniques and lean manufacturing methods are streamlining our production and business processes, reducing waste, and improving our competitive

2  Crane Co 1999 Annual Report
position and the bottom line. At one of those businesses, Lear Romec, the new president is herself a black belt. Cost savings from Six Sigma projects totaled approximately $18 million in 1999.

     Our EVA compensation system, which ties managers' rewards to actual economic value added, is also contributing to development of a highly beneficial, results-oriented culture throughout Crane.

Segment Overview

Two of our five business segments -- Engineered Materials and Merchandising Systems -- achieved higher sales and operating profits. The Fluid Handling segment, particularly our valve businesses, was hard hit by the global downturn in the oil and gas markets and had earnings of only $4 million after absorbing $18.9 million of special charges to close four manufacturing facilities and five peripheral facilities, and rationalize product lines. From the beginning of 1999, our companies in this segment reduced their employment by 18%, with an additional 3% reduction expected in the first quarter of 2000. Controls, facing soft energy markets, recorded a modest operating profit. In Aerospace, sales and profits fell more than anticipated, as Boeing sold fewer widebody airplanes and aftermarket demand for provisioning spares declined. Aerospace remained our most profitable segment, however, with 1999 operating profits surpassed only by the extraordinarily strong 1997 and 1998 results.

Strong Gains in Engineered Materials Segment

Engineered Materials turned in an excellent performance, fueled by strong sales and operating profit gains at Kemlite and Resistoflex. Kemlite's sales of fiberglass-reinforced plastic panels benefited from its strong positions in the transportation, recreational vehicle (RV) and building products markets and from a full year's results from its 1998 Sequentia acquisition. Resistoflex's plastic-lined pipe, hose and fittings business similarly benefited from synergies and full-year results from its 1998 acquisition of Plastic-Lined Piping Products.

Acquisition Boosts Merchandising Systems Results

National Vendors had its best sales year, maintaining its 1998 gains and getting a boost in the United Kingdom from the addition of Stentorfield in October
1999. Stentorfield's strength in the U.K. Office Coffee Service (OCS) market extends National Vendors' existing leadership in the snack and food vending machine market there, and gives the company a strong entry into the large European hot drink market.

     National Rejectors, based in Germany, also had increased sales and significantly higher operating profits, despite growing competition in the coin-validation industry and delayed approval of designs for euro-denominated coins.

                                     [GRAPH]

                                    Cash Flow
                     (Income from continuing operations plus
                        special charges, depreciation and
                                  amortization)
                                  (in millions)

                                95             108
                                96             124
                                97             155
                                98             181
                                99             185


Revamping of Valve Businesses

We took far-reaching measures to rationalize our global valve businesses, which have been hurt by the oil and gas capital spending downturn, by Asia's economic ills, and by internal problems. We reduced our personnel by approximately 25% and closed or downsized a number of facilities in North America and Europe. As a result of these actions, and with stronger oil and gas markets likely, we look for a return to solid profitability in 2000.

Huttig Spun Off to Shareholders

Our businesses have generally been effective in establishing strong, defensible positions in niche markets, where we can earn good margins on the high-value-added, engineered products we manufacture. Huttig is in a different business that does not fit our strategy or earnings goals. As a building products distribution business, it has inherently lower operating margins, which have made the impressive margins in our manufacturing business harder to see in our consolidated results. The Huttig spin-off will significantly increase Crane's overall operating margin, and should result in a higher price/earnings ratio for our stock. That, in turn, will help with acquisitions, which are an important part of our growth strategy. As part of the Huttig spin-off, Crane received $68 million, which was used to pay down debt, strengthening our balance sheet. Crane shareholders received a tax-free dividend on December 16, 1999, of one share of Huttig common stock for each 4.5 shares of Crane stock held.

                                                   Crane Co 1999 Annual Report 3

     Also in December, we sold Crane Defense Systems, which builds large shipboard equipment for the Navy, for $7.2 million.

Financial Strength and Shareholder Value

An important goal at Crane has been to grow our cash flow, which increases our flexibility in building shareholder value. It is worth noting that our 1999 cash flow of $260 million, including the Huttig spin-off, roughly approximates our investment in Stentorfield ($33 million), the repurchase of 6.0 million shares of Crane stock ($124 million) and a significant reduction in our debt ($108 million). Although we prefer to invest in our existing businesses or make attractive acquisitions, we will continue to repurchase Crane stock when it is undervalued and when doing so represents the best way of enhancing shareholder value.

New Directors Join Board

Retirements led to the election of two new directors to Crane's Board. Boris Yavitz retired from the Board after 12 years of service and will be missed, as will his guidance and counsel on corporate policy and governance. He was replaced by John Lee, Chairman and Chief Executive Officer of Hexcel Corporation, who brings a depth of financial and operating experience and strong knowledge of the aerospace industry. Eric C. Fast, our new President and COO, was also elected to the board.

New Century, Positive Outlook

The first year of the new century should be a positive one for Crane, with good gains in sales and earnings, and stronger gains in earnings per share as a result of improved margins and continued deployment of our strong cash flow. The U.S. economy seems likely to remain strong and growing, with the Asian and European economies continuing their recovery. Oil and gas markets are expected to turn up before mid-year. Our 1999 cost-cutting actions and operating improvements will have a continuing positive effect in 2000, and we are well positioned to make acquisitions that meet our criteria, further enhancing growth. We look for flat sales but improved earnings in Fluid Handling, and much stronger sales and profits in the Controls segment. Aerospace sales and earnings are likely to stabilize at levels below 1999, with increased sales for regional and business jets partially offsetting lower Boeing business. We anticipate higher sales and earnings in the Engineered Materials segment, where both Kemlite and Resistoflex have extremely strong positions in their markets. We also have high expectations for Merchandising Systems, where both National Vendors and National Rejectors combine great strength in their home markets with high-potential new products and effective strategies for increased penetration in Europe.

     All told, 2000 looks at this writing like a good year, and prospects for subsequent years are considerably brighter.

     We want to thank our customers for their loyalty, our suppliers for their focus on quality and timeliness, and our employees for the dedication and skill they bring to work every day. We also wish to thank the members of our Board of Directors for the perceptive and valuable guidance they provide, and our shareholders for their continuing support.


Sincerely,

/s/ R. S. Evans                            /s/ Eric C. Fast

R. S. Evans                                Eric C. Fast
Chairman and Chief Executive Officer       President and Chief Operating Officer
February 15, 2000

4 Crane Co 1999 Annual Report

                                   1999 Review



                        Crane's businesses report their

                            results in five segments:


                              Engineered Materials

                             Merchandising Systems

                                   Aerospace

                                 Fluid Handling

                                    Controls


                            In the pages that follow,

                           we discuss these results,

                             along with the events,

                           trends, market dynamics and

                             management initiatives

                             that influenced them.


                                                  Crane Co 1999 Annual Report  5

               Management's Discussion and Analysis of Operations


                              Engineered Materials
--------------------------------------------------------------------------------


Strong Gains in Engineered Materials

(dollars in millions)                                1999             1998
--------------------------------------------------------------------------------
Sales                                              $357.1           $279.0
Operating Profit                                     59.9*            39.7
Operating Margins                                    16.8%            14.2%
--------------------------------------------------------------------------------
*Before special charges of $3.2 million.

Sales, operating profit and operating margin increased to record levels in the Engineered Materials segment, fueled by internal growth and acquisition-related gains at Kemlite and Resistoflex. Operating profit increased by 51% before special charges of $3.2 million on a 28% sales gain, as two of the segment's five businesses improved their results. Operating profit after special charges was $56.7 million. Order backlog at year end totaled $25 million, up $1 million from the prior year. Special charges were principally for a product liability issue related to a Crane Plumbing facility closed in 1990.

Kemlite Increases Sales, Operating Profit

Kemlite, the largest business, had a record year, with sales and operating profit up 40% and 58%, respectively, largely because of full-year results from its Sequentia acquisition. Kemlite's core business -- fiberglass-reinforced-plastic (frp) liner panels and translucent roofs for trucks and trailers and side panels for recreational vehicles (RV) -- grew 15% overall. Kemlite's shipments to the truck and trailer markets, expected to decline in 1999, instead rose 8%, and shipments to the RV market increased 23% as RV unit volume exceeded 300,000 for the first time. Kemlite, the industry leader in both markets, also benefited as supplier to the faster-growing RV manufacturers. Sales of building products gained 11%. International sales jumped 23% on sales of $1.6 million for military shelters for British troops in Kosovo and strong fourth quarter sales in Canada and South Korea. The company also opened a sales office in Shanghai. Kemlite successfully introduced its new fiber-free, higher-gloss Medallion(R) panels to the RV market and improved manufacturing efficiency at all three plants through Six Sigma and other cost-reduction efforts.

Difficult Year for CorTec

CorTec, Crane's other manufacturer of fiberglass-reinforced materials, saw sales drop 25% from 1998 and reported a loss for the year, as several trailer fleets switched away from CorTec's fiberglass-reinforced plywood side panels to other materials. High mid-year plywood costs, lower volume and aggressive pricing to gain market share in truck body panels lowered operating profit and margin. CorTec incurred additional development expenses for its new Encor(R) product, in which a foam core replaces plywood, and is repositioning it as a premium material for refrigerated trailers and controlled temperature food service trucks. Encor(R), impervious to rot, is finding a niche in houseboats and in personal cargo, utility and specialty trailers. CorTec implemented a new, customer-focused enterprise resource planning system (ERP), and has reduced Encor(R) production costs through Six Sigma projects. Lower costs, improving pricing, and sales to Ryder for larger rental trucks should strengthen results in 2000.

Record Results for Resistoflex

Resistoflex enjoyed its best year, with sales and operating profit up sharply, principally as a result of its fourth quarter 1998 acquisition of Plastic-Lined Piping Products. Resistoflex achieved these results despite a cyclical downturn in the global chemical processing industry, a major user of its corrosion-resistant, Teflon-lined pipe, fittings and hoses, and a slowdown in its military business as the government ended production of the F-15 fighter. Successful integration of Plastic-Lined Piping Products into its operations yielded important production, administrative, sales and supply chain synergies. A new ERP system linked the company's plants in Marion, North Carolina, and Bay City, Michigan, with the defense business in Jacksonville, Florida. Resistoflex also introduced its flangeless Conquest(R) system for creating leakproof, welded connections of Teflon-lined pipe, designed to address safety and environmental concerns and reduce installation and maintenance costs. It also acquired a new facility in Singapore to serve the strengthening Asian chemical and pharmaceutical markets. In 2000, the company will focus significant resources, including e-commerce initiatives, on increasing its small market share in Teflon-lined flexible hose.

6  Crane Co 1999 Annual Report

Sales Up at Crane Plumbing

Crane Plumbing increased sales by 7%, but price competition and substantial investments in new product and sales initiatives led to a loss for the year before a special charge of $3.1 million for a product liability issue related to a facility that was closed in 1990. The company gained volume and share in Canadian retail markets, and now supplies every major retailer with Crane china and steel lavatories, toilets, tubs and showers, with Home Depot as its largest customer. From a modest base, sales to U.S. wholesale customers increased, and the company plans to push into U.S. retail markets. Wholesale volume in Canada dipped as construction declined in Quebec and British Columbia, but sales increased in the key Ontario market. Crane plans to introduce a new line of gelcoat shower products positioned between its economy steel and high-end acrylic products. A new ERP system and several Six Sigma projects achieved significant cost reductions.

Polyflon Operating Profit Rises

Polyflon, Crane's smallest business, improved its operating profit on slightly lower sales of its capacitors and proprietary microwave materials.

Outlook

Sales and operating profit should increase in 2000, although less than in 1999. Kemlite's transportation, recreational vehicle and building products markets are expected to remain strong, CorTec's sales and operating margins should improve, and Resistoflex should benefit from recovering Asian and European markets and a second-half pickup in domestic chemical processing markets. Crane Plumbing and Polyflon also look for modest sales and operating profit growth.

-----------------------------------------------------------------------------------------------------------------------------------
Business Unit        Products                                               Markets Served
-----------------------------------------------------------------------------------------------------------------------------------
Kemlite              Fiberglass-reinforced plastic (frp) panels used as     Recreational vehicle, truck trailer and
                     side-walls and roofs                                   commercial and residential construction
-----------------------------------------------------------------------------------------------------------------------------------
CorTec               Fiberglass-reinforced laminated composite panels       Trucks and truck trailers, special-purpose
                                                                            trailers, marine houseboats and general construction
-----------------------------------------------------------------------------------------------------------------------------------
Resistoflex          Corrosion-resistant plastic-lined                      Pharmaceutical, chemical processing, pulp and
                     pipe, fittings, tanks,                                 paper, ultra-pure water, waste management
                     valves, expansion joints and hose assemblies,          industries, military and aerospace contractors
                     high-performance aerospace fittings
-----------------------------------------------------------------------------------------------------------------------------------
Crane Plumbing       Plumbing and sanitary fixtures                         Residential, industrial, commercial and
                                                                            institutional construction and renovation markets in
                                                                            Canada
-----------------------------------------------------------------------------------------------------------------------------------
Polyflon             Microwave laminates, circuit processing, high-voltage  Wireless communications, magnetic resonance imaging,
                     RF capacitors, radomes                                 microwave and radar system manufacturers
-----------------------------------------------------------------------------------------------------------------------------------


                                                  Crane Co 1999 Annual Report  7

                             Merchandising Systems
--------------------------------------------------------------------------------


Sales, Operating Profit Growth in Merchandising Systems

(dollars in millions)                                          1999        1998
--------------------------------------------------------------------------------
Sales                                                        $201.9      $191.9
Operating Profit                                               35.8        33.5
Operating Margins                                              17.7%       17.5%
--------------------------------------------------------------------------------


The Merchandising Systems segment achieved a 7% earnings gain in 1999 on a 5% increase in sales. National Rejectors, Crane's European coin-validation equipment business, generated a significant operating profit increase.

Strong Prospects for National Vendors

At National Vendors, the larger of the segment's two businesses, sales advanced moderately despite a flat domestic market, stiff price competition in European markets, and delayed introduction of new Office Coffee Service products. National Vendors held onto and expanded its 1998 market share gains, and several positive developments positioned the business for strong growth.

     The October 1999 acquisition of Stentorfield, a leading U.K. manufacturer of coffee machines, gave National Vendors a needed strong entry into Europe's large coffee machine market. National Vendors, with its new Millennia-styled machines, was already the clear market leader in snack and food machines in the U.K. but its coffee machines were less popular. National Vendors is integrating Stentorfield products into its strong snack and food machine businesses in France and Germany, and has folded its U.K. unit, UMC, into Stentorfield to provide both Office Coffee Service (OCS) and snack and food machine sales and service to the U.K. and certain European distributors.

     Although sales were flat in the U.K. and declined slightly in France, National Vendors' German unit had a banner year, with successful marketing initiatives aimed primarily at Germany but also at Holland, Austria, Hungary and the Middle East. The company took share from competitors in the German market by focusing on quality service.

     After a worldwide competition, National Vendors received its largest order ever late in the year from Smith's, a leading Australian snack company owned by PepsiCo, giving the company a strong, immediate presence in a large, new overseas market. National Vendors increased its penetration of Latin American markets by winning other large orders from Nestle Mexico, considered a bellwether for other Nestle units in the region, and Sodexho, a French worldwide catering company that selected National Vendors as its preferred vending machine supplier for Chile and Argentina.

     National Vendors expanded its potential in the domestic OCS market by introducing four new, single-cup-brewing office coffee machines in early November. Two are compact models for office shelves; two are improved or high-traffic versions of the full-sized Cafe 7 machine.

     The company's new-product focus responds to operators' desire for glass-front machines, which generate much higher merchandising sales. One product being introduced domestically in 2000 is an all-weather, outdoor snack machine, the ATM (All Temperature Machine) Snack. The machine, rigorously tested under harsh outdoor conditions at 26 customer locations around the U.S., provides operators access to outdoor snack sales for the first time.

NRI Increases Sales, Operating Profit

National Rejectors (NRI) increased sales of its coin changers and validators by 12% on solid demand for its new four-tube changer and its electronic coin-validation equipment for outdoor cigarette machines. Improved manufacturing efficiency and lowered costs for some products, largely the result of Six Sigma cost reduction projects, strengthened margins, leading to a strong operating profit gain.

     Delays by some European mints in issuing sample euro coins continued to slow the process of finalizing software requirements to operate euro-capable changers and validators, leading many NRI customers to postpone orders. Euro coins, still differing slightly from country to country but acceptable throughout the euro region, will begin to circulate in 2002. NRI will start shipping its Euromatic(R) validator and changer equipment during the first quarter, and expects accelerating bookings as vending operators rush to modernize.

     NRI's sales were strong in Spain and France, but slower in the highly competitive U. K. market. Sales to Canada for the Canadian lottery declined slightly, but volume in Chile, where NRI products are used in bus ticketing, was strong.

Outlook

Both National Vendors and NRI expect strong sales and operating profit gains in 2000. National Vendors' new products and increased presence and offerings in the U.K., continental Europe, Australia and Latin America, and a full-year contribution from Stentorfield will boost results significantly. NRI expects solid gains in bookings, sales and operating profit as customers begin to prepare for the advent of the euro coin.

8  Crane Co 1999 Annual Report


------------------------------------------------------------------------------------------------------------------------------------

Business Unit                 Products                                            Markets Served
------------------------------------------------------------------------------------------------------------------------------------

National Vendors              Electronic vending merchandisers for refrigerated   Automated merchandising, office coffee service
                              and frozen foods, hot and cold beverages,
                              office coffee services (OCS), snack foods, coin
                              and currency changers
------------------------------------------------------------------------------------------------------------------------------------

National Rejectors, Inc.      Electronic coin validators and changers, chip card  Automated merchandising
GmbH (NRI)                    cash-less payment systems
------------------------------------------------------------------------------------------------------------------------------------


                                   Aerospace
--------------------------------------------------------------------------------


Decline in Aerospace Sales, Operating Profit

(dollars in millions)                                          1999        1998
--------------------------------------------------------------------------------
Sales                                                        $363.1      $394.5
Operating Profit                                               96.1*      118.2
Operating Margins                                              26.5%       30.0%
--------------------------------------------------------------------------------
*Before special charges of $9.0 million.

Aerospace continued to be Crane's most profitable segment, but sales fell below the exceptionally strong 1998 results, and margins and operating profit declined. Order backlog totaled $233 million at December 31, 1999, compared with $281 million in the prior year. Special charges recorded in the third and fourth quarters of 1999 reflect costs incurred to reduce staffing levels, rationalize product lines, and address a product warranty issue. The cost of these actions totaled $9 million ($5.5 million cash, $3.5 million non-cash). Annual savings from these actions are expected to total $11.5 million. Staff levels in the Aerospace businesses have been reduced by 446 people, or 18%, since the beginning of 1999.

     Boeing, the segment's largest single customer, built more airplanes in 1999, but fewer widebody, twin-aisle versions that utilize more Crane products. The resulting drop in sales to Boeing was greater than expected. So, too, was a decline in sales of provisioning spares, normally purchased by aircraft operators when new models go into service. ELDEC, which provides power supplies and proximity systems for Boeing and other airframe manufacturers, had lower sales of replacement parts because of improved reliability of its products, coupled with customers' more sophisticated purchasing and inventory control.

     In a major strategic move, the segment's four companies -- ELDEC, Hydro-Aire, Interpoint and Lear Romec -- formally became part of Crane Aerospace in August. The combination provides critical mass in dealing with OEMs and airlines and, through integrating products, can significantly expand Crane's product/system offerings. At the new Crane Aerospace Technology Center, located in Lynnwood, Washington, Hydro-Aire and ELDEC are working on a weight-saving integrated brake control product.

     Three of the companies -- Lear Romec was the exception -- had lower sales, and all four had lower operating profit. The companies reacted quickly to the downturn with aggressive cost-cutting, staff reductions, and process improvements. At ELDEC, a quick-response version of lean manufacturing techniques cut cycle times by 20% and halved the volume of work-in-process. Six Sigma projects focused on eliminating unnecessary work from the production process. Hydro-Aire reduced costs through Six Sigma projects, work force reductions, long-term supplier agreements and process reengineering. A focused factory production approach boosted on-time deliveries to well over 90%.

                                                  Crane Co 1999 Annual Report  9

-----------------------------------------------------------------------------------------------------------------------------------
Business Unit           Products                                              Markets Served
-----------------------------------------------------------------------------------------------------------------------------------
ELDEC                   Position indication and control systems, proximity    Commercial, business and military aerospace,
                        sensors, pressure sensors, mass fuel flowmeters,      defense, electronics, and telecommunications
                        power conversion systems and equipment
-----------------------------------------------------------------------------------------------------------------------------------
Hydro-Aire              Aircraft brake control and anti-skid systems,         Commercial transport, business and commuter, general
                        including electro-hydraulic servo valves and          aviation military and government aerospace, repair
                        manifolds, software and redundant, rugged electronic  and overhaul controls, hydraulic control valves and landing gear
                        sensors, fuel pumps
-----------------------------------------------------------------------------------------------------------------------------------
Lear Romec              Lubrication and fuel pumps for aircraft, engines      Commercial and military aerospace, defense industry
                        and radar cooling systems
-----------------------------------------------------------------------------------------------------------------------------------
Interpoint              Standard and custom miniature (hybrid) DC-to-DC       Commercial, space and military aerospace, defense
                        power converters and custom miniature (hybrid)        industry, medical industries including implantable
                        electronic circuits                                   medical devices and industrial markets
-----------------------------------------------------------------------------------------------------------------------------------

     Interpoint imposed spending cuts and work force reductions as sales and bookings fell sharply, reflecting lower aerospace business, the loss of a key medical product program, and the residual effects of the company's production problems in 1997. Interpoint's strong 1998 sales and earnings reflected its success in cleaning up delinquent backlog, making for a difficult comparison with 1999.

     Lear Romec had a solid gain in sales of its fuel, lube and scavenge pumps, but slightly lower operating profit and margin, reflecting higher manufacturing costs. The company sells to aircraft engine makers and also to airframe manufacturers, such as Boeing, Airbus, Bombardier, Embraer, Learjet and Cessna.

     Aggressive sales and new-product initiatives had a positive impact in 1999. ELDEC, the market leader in aircraft proximity sensing systems and power supplies, was chosen to equip the new Embraer 70 and 90 regional jets. Its new battery charging system is being installed in all new Boeing aircraft except the 777 and retrofitted by many airlines. ELDEC also became the exclusive supplier to the Displays and Controls Division of Britain's Smiths Industries for high- and low-voltage power supplies for commercial and military aircraft avionics systems.

     Hydro-Aire, the world leader in aircraft anti-skid brake control systems, recorded solid gains in general aviation and repair and overhaul sales, despite lower overall OEM and aftermarket sales. It won all four of the new jet aircraft contracts for which it competed, including the Bombardier 100 and Cessna 525 business jets, and the Embraer 140 and 170/190 regional jet families.

   Interpoint is focusing its microelectronic product development efforts on medical markets, which are expected to grow 17% annually through 2006, and on custom and aerospace applications, including higher-voltage input/lower-voltage output power converters.

Outlook

Crane Aerospace sales and operating profit are likely to decline further in 2000, but the segment will remain Crane's largest profit contributor. Sales to regional and business jet OEMs and, in ELDEC's case, to Airbus, will partially offset lower sales to Boeing, particularly at Hydro-Aire and ELDEC, reflecting Boeing's lower aircraft build-rates. Operating margins will remain strong. Interpoint's sales and profits are projected to fall below 1999 levels, but margins should gradually improve. Lear Romec expects flat sales and slightly lower operating profit for 2000.

10 Crane Co 1999 Annual Report

                                 Fluid Handling
--------------------------------------------------------------------------------


Fluid Handling Reports a Small Profit After Special Charges

(dollars in millions)                                           1999       1998
--------------------------------------------------------------------------------
Sales                                                         $502.2     $557.8
Operating Profit                                                22.9*      35.0
Operating Margins                                                4.6%       6.3%
--------------------------------------------------------------------------------
*Before special charges of $18.9 million.

Sales and operating profit dropped significantly in Crane's Fluid Handling business. Before special charges of $18.9 million, operating profit totaled $22.9 million, or 4.6% of sales, compared with $35 million, or 6.3% of sales, in 1998. After special charges, operating profit was $4 million for the year. Order backlog at December 31, 1999, was $79 million, down $5 million from the prior year.

     Fluid Handling results in 1999 were severely impacted by weak demand from the oil and gas industry and Asian markets. Engineered and commercial valve shipments declined 29% and 20%, respectively, and the pump/water treatment business operating margin declined to 8.5% of sales compared with 11.3% in 1998 because of exceptional workers' compensation, medical and product warranty expenses. On the positive side, operating profit in the Valve Services business and Crane Supply were up 45% and 13%, respectively, on higher revenue.

     To address the business downturn, actions were taken in the third and fourth quarters to reduce significantly the fixed cost structure of Fluid Handling businesses. These actions included closure of four manufacturing facilities and five peripheral facilities, staff reductions, and product line rationalizations. The cost of these actions totaled $18.9 million, comprising $6.1 million in cash expenditures and $12.8 million in non-cash asset write-downs. Annual savings are expected to total $13.4 million.

The global weakness in the oil and gas industry, including key North Sea and Asian markets, severely curtailed sales of engineered valves, which are designed for specific applications or customers. Although this market is expected to improve in 2000 with the increase in oil and gas prices, two manufacturing facilities were closed in 1999 to reduce fixed costs related to this specific market, and staffing levels were reduced by 239 people, or 27%, since the beginning of the year.

     New products introduced in 1999 should enhance results in engineered valves in 2000. These products include a triple offset rotary valve for high-pressure, high-temperature applications in power plants and hydrocarbon production, and two series of butterfly valves for the food and beverage and industrial markets. Introduction of a complete line of pneumatic and electrical actuators to automate valve operations moved Crane into a market it had not previously served.

     The Valve Services business, now encompassing nuclear power plant and out-of-production industrial valves and parts, plus testing products and nuclear and commercial services, gained in sales and operating profit on full-year results from the September 1998 acquisition of Liberty Technologies Inc. and increased demand for nuclear services and testing products. Sales were up 37% in 1999 to $49.1 million, and operating margins improved to 11.1% of sales from 10.5% in 1998.

     Commercial valve shipments were down $31 million (20%) from the prior year level, and the business operated at a loss because of market weakness in North America and England stemming from industry overcapacity.

     To address these issues, Crane consolidated its cast steel manufacturing facility in Rogers, Arkansas, into its Washington, Iowa, plant and closed a small manufacturing facility in the U.K., and two peripheral facilities. In addition, staffing levels have been reduced by over 400 people, 30% of the work force, since the beginning of the year.

                                                  Crane Co 1999 Annual Report 11

-----------------------------------------------------------------------------------------------------------------------------------
Business Unit                Products                                          Markets Served
-----------------------------------------------------------------------------------------------------------------------------------
Engineered Valves            Quarter turn, wafer check, pressure seal, HF      Hydrocarbon and chemical processing, power
                             acid, cast and stainless steel valves             generation, marine and shipbuilding, commercial
                                                                               building and industrial applications
-----------------------------------------------------------------------------------------------------------------------------------
Commercial Valves            Bronze and iron gate, globe, check, ball and      Commercial building, HVAC, refining and chemical
                             butterfly, cast and stainless steel valves        processing
-----------------------------------------------------------------------------------------------------------------------------------
Valve Services               Nuclear valves and diagnostic services, service   Nuclear power, hydrocarbon, chemical processing and
                             centers, nuclear services, industrial services    power generation industries
-----------------------------------------------------------------------------------------------------------------------------------
Pumps/Water                  Submersible, sealed and sealless horizontal       Municipal, residential, industrial, utility,
Treatment                    centrifugal, turbine, air-operated diaphragm,     construction, pharmaceutical, pulp and paper,
                             metering pumps and pumping systems, water and     chemical and hydro-carbon processing and commercial
                             wastewater treatment units and systems            markets, original equipment manufacturers (OEMs) and
                                                                               government contractors
-----------------------------------------------------------------------------------------------------------------------------------
Crane Supply                 Distributor of pipe, valves and fittings          Mechanical contractors, industrial plants,
                                                                               fabricators and engineering procurement and
                                                                               construction companies and maintenance, repair and
                                                                               overhaul (MRO)
-----------------------------------------------------------------------------------------------------------------------------------

     Crane Pumps & Systems' operating profit dropped on slightly lower volume, a less favorable product mix and the combination of price/cost pressures in 1999 versus 1998. Results in 2000 should benefit from Six Sigma cost-reduction projects, lean manufacturing techniques, global sourcing, and aggressive sales initiatives. Cochrane completed the integration of its 1998 acquisition of Environmental Products, a global supplier of reverse osmosis systems, and strengthened its focus on energy-related water purification applications. Volume declined for the year, but sales and operating profit began to rebound in the second half.

     Crane Supply reported a modest gain in sales and a larger increase in operating profit in a flat market for the pipes, valves and fittings it distributes across Canada. Strong sales in Quebec and Atlantic Canada offset a drop in oil and gas business in Western Canada. Six Sigma projects reduced costs and led to the MRO (Maintenance, Repair and Overhaul) initiative, in which the company has leveraged its inventory control expertise by contracting to procure and manage customers' inventories of maintenance products.

Outlook

Improving oil and gas markets, a strong power generation market, accelerating economic recovery in Asia and operating improvements in fixed cost structure should assure solid profitability in 2000. Overall sales are expected to be in line with the 1999 level, with gains at Crane Supply and the pump businesses, flat sales at engineered valves, and a slight decline in the commercial valve business, largely caused by Crane's policy of not accepting unprofitable business.

12 Crane Co 1999 Annual Report

                                    Controls
--------------------------------------------------------------------------------


Controls Sales, Operating Profit Dip

(dollars in millions)                                           1999       1998
--------------------------------------------------------------------------------
Sales                                                         $121.2     $132.3
Operating Profit                                                 4.1*       8.9
Operating Margins                                                3.4%       6.7%
--------------------------------------------------------------------------------
*Before special charges of $3.4 million.

Sales declined 8% in the Controls segment in 1999 on widespread market weakness, particularly in the oil and gas sector. Operating profit margins fell to 3.4% of sales before special charges of $3.4 million, compared with 6.7% in 1998. After special charges, operating profit was $.7 million for the year. Order backlog at December 31, 1999, was $28 million, a slight improvement from the prior year level.

     The special charges of $3.4 million taken in the third and fourth quarters of 1999 included costs to close the Ferguson manufacturing facility in Greenwood, Mississippi, to reduce staffing levels, and to rationalize inventory.

     Two companies had solid earnings performances despite lower sales. Sales declined slightly at Barksdale, the segment's largest business, but operating profit rose 12%. Powers Process Controls also saw sales decline, but operating profit rose 16%. Addition of the Beta controls line from the Liberty Technologies acquisition in September 1998 increased Dynalco's sales, but integration costs and costs related to a new enterprise resource planning (ERP) system reduced operating profit. Ferguson's shipments declined 17%, and it operated at a loss for the year. Bookings and backlog increased at Azonix, but the company experienced a slight loss for the year on lower sales, reflecting the depressed oil and gas market.

     At Barksdale, 1999 was a transition year marked by new leadership and successful implementation of ERP systems in the U.S. and Germany. The new systems, along with lean manufacturing techniques and Six Sigma projects undertaken in 1999, should improve customer service and help strengthen margins in 2000. Weakness in the oil and gas industry hurt sales of Barksdale's blowout-preventer controls for oil exploration and production equipment, but an upturn is now expected. Barksdale's ride-leveling air suspension valves enjoyed increasing use among U.S. heavy truck OEMs and sparked interest from trailer manufacturers. A new electronic pressure switch was well received in Germany, Italy and France, and Barksdale hopes to expand by designing new products for a broader market rather than specific customers.

     Ferguson's U.S. and European businesses faced weak capital markets for their indexers and other custom-engineered, precision motion control products in 1999. In Europe, new leadership and a reorganized management team took hold, and a new ERP system was implemented. In the U.S., Ferguson reduced its work force early in 1999 and began consolidating all domestic production in St. Louis, Missouri, using lean manufacturing techniques, and began the closure of its Greenwood, Mississippi, manufacturing facility.

     Powers Process Controls turned in a solid operating profit gain despite a sales decline stemming largely from earlier management and operating problems. These problems impeded Powers' ability to take full advantage of a strong Canadian commercial plumbing market -- particularly hospital and health care facility construction -- at a time when its industrial process controls markets were flat and price competition in the thermostatic shower controls market was intensifying. Powers has launched initiatives to reduce the cost of its thermostatic valves. The company expects sales and operating profit to grow modestly in 2000.

     Azonix, known for its MMI (man-machine interface) hardware and software products for hazardous environments, such as oil drilling rigs, diversified into harsh environment applications in 1999. Timing, however, led to a decline in revenue and a loss for the year as initial penetration of the harsh market did not offset the decline in the hazardous market. Azonix expects much improved results in 2000 from an oil and gas upturn and from increased penetration of the much broader harsh environment market.

                                                  Crane Co 1999 Annual Report 13

     A fall-off in revenue from gas transmission markets, new product integration costs, and costs related to a new ERP system depressed Dynalco's 1999 profits, despite the addition of the Beta product line from the Liberty Technologies acquisition in 1998. The company reduced product costs throughout the year, and launched two initiatives aimed at expanding its sales. One extends coverage in the market for engine controls, sensors, analyzers and other instruments by establishing additional regional sales and service offices, with two scheduled for the coming year. The other initiative is to pursue automation solutions with oil and gas customers that traditionally buy its monitoring and control packages. With oil and gas bookings and shipments rising in the year's final four months, Dynalco expects improved results in 2000.

Outlook

All businesses in the segment anticipate improved sales and earnings in 2000, largely the result of determined cost-reduction efforts, new marketing or product development initiatives, and a resurgence in the oil and gas markets.

Management's Discussion and Analysis of Operations continues on page 30.

-----------------------------------------------------------------------------------------------------------------------------------
Business Unit                 Products                                          Markets Served
-----------------------------------------------------------------------------------------------------------------------------------
Barksdale                     Solid state and electromechanical pressure        Manufacturers of compressors, machine tools,
                              switches and transducers, level switches and      trucks, oil and gas exploration, compactors, and
                              indicators, temperature switches and              bailers
                              directional control valves
-----------------------------------------------------------------------------------------------------------------------------------
Powers Process Controls       Thermal shock protection shower valves and        Light commercial and institutional facilities,
                              systems, process control valves and instruments   chemical and food processing, pharmaceutical
                              and temperature control regulators                manufacturing and water and wastewater treatment
-----------------------------------------------------------------------------------------------------------------------------------
Dynalco Controls              Rotational speed sensors, instruments and         Industrial engine manufacturers and users, oil and
                              monitors, microprocessor-based engine controls,   gas industry, utilities, construction and
                              engine and compressor analyzers, machinery        agricultural equipment manufacturers
                              controls
-----------------------------------------------------------------------------------------------------------------------------------
Azonix                        Operator interfaces and measurement and control   Oil and gas service, petrochemical, pharmaceutical,
                              systems, intelligent data acquisition products,   primary metal processing, compressor manufacturers,
                              high-precision thermometers and calibrators       rail transport, semiconductor production equipment,
                                                                                military ship control
-----------------------------------------------------------------------------------------------------------------------------------
Ferguson                      Mechanical and electronic index drives,           Assembly, packaging, processing and metal working
                              pick-and-place robots, indexing conveyors,        machinery manufacturers for the automotive,
                              rotary tables, clutches and custom cams           electrical, food, health care, and electronics
                                                                                industries
-----------------------------------------------------------------------------------------------------------------------------------


14 Crane Co 1999 Annual Report

                       Consolidated Statements of Income

For Years Ended December 31, (in thousands except per share data)                     1999              1998           1997
---------------------------------------------------------------------------------------------------------------------------
Net Sales                                                                      $ 1,553,657       $ 1,561,055    $ 1,411,328
Operating Costs and Expenses:
  Cost of sales                                                                  1,052,756(b)      1,017,648        933,951
  Selling, general and administrative                                              270,067(c)        275,573        249,627
  Depreciation and amortization                                                     61,280            55,873         50,991
---------------------------------------------------------------------------------------------------------------------------
                                                                                 1,384,103         1,349,094      1,234,569
---------------------------------------------------------------------------------------------------------------------------
Operating Profit                                                                   169,554(a)        211,961        176,759
Other Income (Expense):
  Interest income                                                                    9,750             9,496          7,354
  Interest expense                                                                 (27,854)          (27,661)       (23,632)
  Miscellaneous -- net                                                               4,345            (1,007)           541
---------------------------------------------------------------------------------------------------------------------------
                                                                                   (13,759)          (19,172)       (15,737)
---------------------------------------------------------------------------------------------------------------------------
Income Before Taxes                                                                155,795(a)        192,789        161,022
Provision for Income Taxes                                                          54,897            67,947         57,306
---------------------------------------------------------------------------------------------------------------------------
Income from Continuing Operations                                                  100,898(a)        124,842        103,716
---------------------------------------------------------------------------------------------------------------------------
Income from Discontinued Operations, Net of Taxes                                   13,672            13,596          9,055
---------------------------------------------------------------------------------------------------------------------------
Net Income                                                                     $   114,570(a)    $   138,438    $   112,771
---------------------------------------------------------------------------------------------------------------------------

Basic Net Income per Share:
Income from Continuing Operations                                              $      1.51(a)    $      1.82    $      1.51
Income from Discontinued Operations                                                    .20               .20            .13
---------------------------------------------------------------------------------------------------------------------------
Net Income                                                                     $      1.71(a)    $      2.02    $      1.64
---------------------------------------------------------------------------------------------------------------------------
Average Basic Shares Outstanding                                                    66,981            68,555         68,565

Diluted Net Income per Share:
Income from Continuing Operations                                              $      1.50(a)    $      1.80    $      1.50
Income from Discontinued Operations                                                    .20               .20            .13
---------------------------------------------------------------------------------------------------------------------------
Net Income                                                                     $      1.70(a)    $      2.00    $      1.63
---------------------------------------------------------------------------------------------------------------------------
Average Diluted Shares Outstanding                                                  67,460            69,368         69,384
---------------------------------------------------------------------------------------------------------------------------

(a) Includes pre-tax special charges of $34,987 ($22,567 after tax or $.33 per diluted share.)
(b) Includes special charges of $32,013.
(c) Includes special charges of $2,974.

See Notes to Consolidated Financial Statements

                                                  15 Crane Co 1999 Annual Report

                          Consolidated Balance Sheets

Balance at December 31, (in thousands except share data)                                        1999           1998
-------------------------------------------------------------------------------------------------------------------
Assets
Current Assets:
  Cash and cash equivalents                                                              $     3,245    $    16,195
  Accounts receivable                                                                        206,468        236,217
  Inventories
    Finished goods                                                                           107,006        109,135
    Finished parts and subassemblies                                                          57,667         58,643
    Work in process                                                                           23,471         36,571
    Raw materials                                                                             71,330         82,865
-------------------------------------------------------------------------------------------------------------------
  Total inventories                                                                          259,474        287,214
  Net assets of discontinued operations                                                           --        120,660
  Other current assets                                                                        35,973         44,830
-------------------------------------------------------------------------------------------------------------------
Total Current Assets                                                                         505,160        705,116
Property,Plant and Equipment at Cost:
  Land                                                                                        29,033         29,631
  Buildings and improvements                                                                 124,220        132,062
  Machinery and equipment                                                                    426,010        412,637
-------------------------------------------------------------------------------------------------------------------
  Gross property, plant and equipment                                                        579,263        574,330
  Less accumulated depreciation                                                              322,614        304,069
-------------------------------------------------------------------------------------------------------------------
Net Property, Plant and Equipment                                                            256,649        270,261
Other Assets                                                                                  40,521         32,661
Intangibles                                                                                   43,796         47,372
Cost in Excess of Net Assets Acquired                                                        329,321        324,321
-------------------------------------------------------------------------------------------------------------------
                                                                                         $ 1,175,447    $ 1,379,731
-------------------------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity
Current Liabilities:
  Current maturities of long-term debt                                                   $       385    $       468
  Loans payable                                                                               13,271         50,401
  Accounts payable                                                                            87,611         87,664
  Accrued liabilities                                                                        116,098        129,796
  U.S. and foreign taxes on income                                                            16,150         16,967
-------------------------------------------------------------------------------------------------------------------
Total Current Liabilities                                                                    233,515        285,296
Long-Term Debt                                                                               286,772        357,710
Other Liabilities                                                                             25,927         27,735
Accrued Postretirement Benefits                                                               31,709         33,512
Accrued Pension Liabilities                                                                    3,548          5,955
Deferred Income Taxes                                                                         25,866         26,289
Preferred Shares, par value $.01; 5,000,000 shares authorized                                     --             --
Common Shareholders' Equity:
  Common shares, par value $1.00; Authorized: 200,000,000 shares; Issued: 72,426,139 shares;      --             --
    Outstanding: 62,802,471 shares (68,495,894 in 1998) after deducting 9,623,668 shares
    in treasury (3,930,245 in 1998)                                                           72,426         72,426
  Capital surplus                                                                             98,289         96,262
  Retained earnings                                                                          623,421        574,797
  Accumulated other comprehensive income (loss)                                              (22,481)       (18,036)
  Common shares held in treasury                                                            (203,545)       (82,215)
-------------------------------------------------------------------------------------------------------------------
Total Common Shareholders' Equity                                                            568,110        643,234
-------------------------------------------------------------------------------------------------------------------
                                                                                         $ 1,175,447    $ 1,379,731
-------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements

16 Crane Co 1999 Annual Report

                     Consolidated Statements of Cash Flows

For Years Ended December 31,(in thousands)                                                1999         1998         1997
------------------------------------------------------------------------------------------------------------------------
Operating Activities:
  Income from continuing operations                                                  $ 100,898    $ 124,842    $ 103,716
  Non-cash special charges                                                              16,765         --           --
  Depreciation                                                                          37,250       35,024       33,623
  Amortization                                                                          24,030       20,849       17,368
  Deferred income taxes                                                                  6,489        4,412        5,355
  Cash provided from (used for) operating working capital                               36,678       (8,129)     (27,650)
  Other                                                                                (11,406)      (4,279)      (5,521)
------------------------------------------------------------------------------------------------------------------------
    Total Provided from Operating Activities                                           210,704      172,719      126,891
------------------------------------------------------------------------------------------------------------------------
Investing Activities:
  Capital expenditures                                                                 (28,988)     (48,743)     (37,301)
  Proceeds from disposition of capital assets                                            6,253        8,013        4,389
  Purchase of equity investments                                                        (2,029)        (750)        --
  Sale of equity investments                                                             5,361         --           --
  Payments for acquisitions, net of cash and liabilities assumed of $7,004 in 1999,
    $13,725 in 1998,and $33,537 in 1997                                                (32,760)    (177,512)     (69,615)
  Proceeds from divestitures                                                             6,881        4,276        7,453
------------------------------------------------------------------------------------------------------------------------
    Total Used for Investing Activities                                                (45,282)    (214,716)     (95,074)
------------------------------------------------------------------------------------------------------------------------
Financing Activities:
  Equity:
    Dividends paid                                                                     (26,704)     (25,199)     (22,870)
    Reacquisition of shares -- open market                                            (124,024)     (11,329)     (20,529)
    Reacquisition of shares -- stock incentive program                                    (780)     (10,895)      (4,448)
    Stock options exercised                                                              6,191        9,250        7,382
------------------------------------------------------------------------------------------------------------------------
                                                                                      (145,317)     (38,173)     (40,465)
------------------------------------------------------------------------------------------------------------------------
  Debt:
    Issuance of long-term debt                                                         181,200      143,565         --
    Repayments of long-term debt                                                      (265,114)      (5,317)      (3,071)
    Net increase (decrease) in short-term debt                                         (23,594)     (19,929)       1,099
------------------------------------------------------------------------------------------------------------------------
                                                                                      (107,508)     118,319       (1,972)
------------------------------------------------------------------------------------------------------------------------
    Total (Used for) Provided from Financing Activities                               (252,825)      80,146      (42,437)
------------------------------------------------------------------------------------------------------------------------
Cash Provided from (Used for) Discontinued Operations                                   75,091      (31,381)       7,223
Effect of exchange rate on cash and cash equivalents                                      (638)         905       (1,440)
------------------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Cash and Cash Equivalents                                       (12,950)       7,673       (4,837)
Cash and cash equivalents at beginning of year                                          16,195        8,522       13,359
------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                                             $   3,245    $  16,195    $   8,522
========================================================================================================================
Detail of Cash Provided from (Used for) Operating
Working Capital (Net of Effects of Acquisitions):
  Accounts receivable                                                                $  31,934    $     276    $ (23,616)
  Inventories                                                                           17,335      (11,266)      (7,821)
  Other current assets                                                                   8,283       (5,129)       1,992
  Accounts payable                                                                      (5,688)      (3,694)       5,504
  Accrued liabilities                                                                  (14,551)       6,449        2,849
  U.S.and foreign taxes on income                                                         (635)       5,235       (6,558)
------------------------------------------------------------------------------------------------------------------------
    Total                                                                            $  36,678    $  (8,129)   $ (27,650)
------------------------------------------------------------------------------------------------------------------------
Supplemental Disclosure of Cash Flow Information:
  Interest paid                                                                      $  28,726    $  25,142    $  22,865
  Income taxes paid                                                                  $  54,825    $  63,358    $  54,842
------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements

                                                  17 Crane Co 1999 Annual Report

Consolidated Statements of Changes in Common Shareholders' Equity

                                                  Common                                               Accumulated
                                                  Shares                                                     Other     Treasury
                                               Issued at      Capital     Retained   Comprehensive   Comprehensive        Stock
(in thousands except share data)               Par Value      Surplus     Earnings          Income   Income (Loss)      at Cost
-----------------------------------------------------------------------------------------------------------------------------------
At January 1, 1997                             $  72,426    $  86,083    $ 371,702                      $  (7,368)   $ (60,174)
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                 112,771       $ 112,771
Cash dividends                                                             (22,870)
Reacquisition of 981,455 shares                                                                                        (24,977)
Exercise of stock options, 652,523 shares                                                                                7,382
Tax benefit-exercise of stock options                           3,541
Restricted stock awarded, 151,873 shares, net                                 (921)                                      4,131
Currency translation adjustment                                                             (9,182)        (9,182)
-----------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                                       103,589
-----------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1997                         72,426       89,624      460,682                        (16,550)     (73,638)
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                 138,438         138,438
Cash dividends                                                             (25,199)
Reacquisition of 702,276 shares                                                                                        (22,224)
Exercise of stock options, 780,902 shares                                                                                9,250
Tax benefit-exercise of stock options                           6,638
Restricted stock awarded, 104,787 shares, net                                  876                                       4,397
Currency translation adjustment                                                             (1,486)        (1,486)
-----------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                                       136,952
-----------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1998                         72,426       96,262      574,797                        (18,036)     (82,215)
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                 114,570         114,570
Dividend of Huttig shares                                                  (42,382)
Cash dividends                                                             (26,704)
Reacquisition of 6,063,254 shares                                                                                     (126,469)
Exercise of stock options 419,914 shares                                                                                 6,191
Tax benefit-exercise of stock options                           2,027
Restricted stock forfeited, 50,083 shares, net                               3,140                                      (1,052)
Currency translation adjustment                                                             (4,445)        (4,445)
-----------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                                       110,125
-----------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1999                      $  72,426    $  98,289    $ 623,421                      $ (22,481)   $(203,545)
-----------------------------------------------------------------------------------------------------------------------------------

                                                    Total
                                                   Common
                                            Shareholders'
(in thousands except share data)                   Equity
----------------------------------------------------------
At January 1,1997                               $ 462,669
----------------------------------------------------------
Net income                                        112,771
Cash dividends                                    (22,870)
Reacquisition of 981,455 shares                   (24,977)
Exercise of stock options, 652,523 shares           7,382
Tax benefit-exercise of stock options               3,541
Restricted stock awarded, 151,873 shares, net       3,210
Currency translation adjustment                    (9,182)
----------------------------------------------------------
Comprehensive income
----------------------------------------------------------
Balance December 31, 1997                         532,544
----------------------------------------------------------
Net income                                        138,438
Cash dividends                                    (25,199)
Reacquisition of 702,276 shares                   (22,224)
Exercise of stock options, 780,902 shares           9,250
Tax benefit-exercise of stock options               6,638
Restricted stock awarded, 104,787 shares, net       5,273
Currency translation adjustment                    (1,486)
----------------------------------------------------------
Comprehensive income
----------------------------------------------------------
Balance December 31, 1998                         643,234
----------------------------------------------------------
Net income                                        114,570
Dividend of Huttig shares                         (42,382)
Cash dividends                                    (26,704)
Reacquisition of 6,063,254 shares                (126,469)
Exercise of stock options 419,914 shares            6,191
Tax benefit-exercise of stock options               2,027
Restricted stock forfeited,50,083 shares,net        2,088
Currency translation adjustment                    (4,445)
----------------------------------------------------------
Comprehensive income
----------------------------------------------------------
Balance December 31, 1999                       $ 568,110
----------------------------------------------------------

See Notes To Consolidated Financial Statements.

18 Crane Co 1999 Annual Report

                   Notes To Consolidated Financial Statements

Accounting Policies

Principles of Consolidation -- The consolidated financial statements include all majority-owned subsidiaries. Prior year amounts have been restated to reflect the distribution of Huttig Building Products, Inc. to shareholders on December 16, 1999. Prior year amounts have been reclassified to conform to this treatment. Investments in affiliates over which Crane exercises significant influence but which it does not control (generally 20% to 50% ownership) are accounted for under the equity method. All intercompany items have been eliminated. All share and per share data have been retroactively restated to reflect the three-for-two split of common stock effected in the form of a 50% stock dividend in 1998.

General -- The company's financial statements are prepared in conformity with generally accepted accounting principles. These require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimated. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the financial statements in the period in which they are determined to be necessary.

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

(In thousands, except per share data)             1999         1998         1997
--------------------------------------------------------------------------------
Income from continuing operations            $100,898     $124,842     $103,716
Income from discontinued operations            13,672       13,596        9,055
--------------------------------------------------------------------------------
Net income                                   $114,570(a)  $138,438     $112,771

Average basic shares outstanding               66,981       68,555       68,565
Effect of dilutive stock options                  479          813          819
--------------------------------------------------------------------------------
Average diluted shares outstanding             67,460       69,368       69,384
--------------------------------------------------------------------------------

Basic Net Income Per Share:
Income from continuing operations            $   1.51     $   1.82     $   1.51
Income from discontinued operations               .20          .20          .13
--------------------------------------------------------------------------------
Net Income                                   $   1.71(a)  $   2.02     $   1.64
--------------------------------------------------------------------------------

Diluted Net Income Per Share:
Income from continuing operations            $   1.50     $   1.80     $   1.50
Income from discontinued operations               .20          .20          .13
--------------------------------------------------------------------------------
Net Income                                   $   1.70(a)  $   2.00     $   1.63
--------------------------------------------------------------------------------

(a) Includes pre-tax special charges of $34,987 ($22,567 after taxes or $.33 per diluted share.)

Cash and Cash Equivalents -- Marketable securities with original maturities of three months or less are considered to be cash equivalents.

Accounts Receivable -- Receivables are carried at net realizable value.

     A summary of the allowance for doubtful accounts, cash discounts, returns and allowances activity at December 31, follows:

(in thousands) for years ended December 31,       1999       1998      1997
--------------------------------------------------------------------------------
Balance at beginning of year                   $ 6,199    $ 5,636   $ 5,805
Provisions                                       5,928      2,665     4,356
Deductions                                      (5,054)    (2,102)   (4,525)
--------------------------------------------------------------------------------
Balance at end of year                         $ 7,073    $ 6,199   $ 5,636
--------------------------------------------------------------------------------

Inventories -- Inventories are stated at the lower of cost or market principally on the last-in, first-out (LIFO) method of inventory valuation. The reduction of inventory quantities has resulted in a liquidation of LIFO inventories acquired at lower costs prevailing in prior years. Liquidations have reduced cost of sales by $2.7 million in 1999 and $.6 million in 1998 and 1997.Replacement cost would have been higher by $23.1 million and $27.5 million at December 31, 1999 and 1998, respectively.

                                                       19 Crane Co Annual Report

Property, Plant and Equipment -- Depreciation is provided primarily by the straight-line method over the estimated useful lives of the respective assets, which range from three to twenty-five years.

Intangibles -- Intangible assets are being amortized on a straight-line basis over their estimated useful lives, which range from five to twenty years. The accumulated amortization was $22 million and $18.6 million at December 31, 1999 and 1998, respectively.

Cost in Excess of Net Assets Acquired -- Cost in excess of net assets acquired is being amortized on a straight-line basis ranging from fifteen to forty years. The accumulated amortization was $60.1 million and $44.6 million at December 31, 1999 and 1998, respectively.

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

Currency Translation -- Assets and liabilities of subsidiaries that prepare financial statements in currencies other than U.S. dollars are translated at the rate of exchange in effect on the balance sheet date; results of operations are translated at the average rates of exchange prevailing during the year. The related translation adjustments are included in accumulated other comprehensive income (loss) in a separate component of shareholders' equity.

Financial Instruments -- The company periodically enters into interest rate swap agreements to moderate its exposure to interest rate changes and to lower the overall cost of borrowings. The differential to be paid or received is accrued as interest rates change and is recognized in income over the life of the agreements. No agreements were outstanding at December 31, 1999 and 1998. In addition, the company periodically uses forward foreign exchange contracts to hedge firm purchase and sales commitments. Gains and losses on such contracts are deferred and recognized as part of the related transactions. Amounts outstanding at December 31, 1999 and 1998 for such contracts were not material.

Recently Issued Accounting Standards -- The company is required to implement the Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" in the first quarter of fiscal 2001. The company has historically made limited use of derivative instruments and financial hedges and believes any impact of the new accounting pronouncement on the financial statements will be immaterial.

Special Charges

The pre-tax special charges in 1999 of $35.0 million ($18.4 million in the third quarter and $16.6 million recorded in the fourth quarter) were principally for a series of actions to reduce the fixed cost base in the Engineered Materials, Aerospace, Fluid Handling and Controls segments by closing or consolidating facilities, reducing staff, rationalizing product lines and for other unusual items. In total, five manufacturing facilities have been or are in the process of being closed, along with eight peripheral facilities. The facility closings are expected to be completed during 2000. Severance costs have been recognized in connection with the involuntary termination of 550 employees, of whom 380 were terminated prior to December 31, 1999, and 170 will be terminated in the first half of 2000. No additional special charges are expected in 2000.
   A summary of the special charges and the liability balance (in thousands) at December 31, 1999, is as follows:

                                                   Liability Balance at
Description                 Total     Deductions      December 31, 1999
-----------------------------------------------------------------------
Severance costs           $ 6,258        $ 4,931                $ 1,327
Facility closure costs      3,553          1,858                  1,695
Product liability costs     7,347            469                  6,878
Other items                 1,064          1,006                     58
-----------------------------------------------------------------------
  Total cash              $18,222        $ 8,264                $ 9,958
-----------------------------------------------------------------------
Inventory markdowns        12,248
Asset impairments
  and disposals             4,517
-----------------------------------------------------------------------
  Total non-cash           16,765
-----------------------------------------------------------------------
Total                     $34,987
=======================================================================

Research and Development

Research and development and engineering costs were approximately $58.9 million, $70.9 million and $56.3 million in 1999, 1998, and 1997, respectively. Included in these amounts were approximately $7.4 million, $15.8 million and $9.6 million received in 1999, 1998 and 1997,respectively,for customer-sponsored research and development.


20 Crane Co Annual Report

Discontinued Operations

On December 6, 1999, the company's Board of Directors approved the spin-off of its Huttig Building Products ("Huttig" subsidiary) effective December 16, 1999, to shareholders of record as of December 8, 1999. Huttig common shares were distributed on the basis of one share of Huttig for every 4.5 shares of Crane Co. common stock. Prior to the spin-off, Huttig transferred $68 million to the company, which the company used to pay down debt.

     The consolidated financial results of the company have been restated to reflect the divestiture of Huttig. Huttig net assets, results of operations and cash contributions to Crane have been reflected in the accompanying financial statements as a discontinued operation.

     Summarized financial information for discontinued operations is set forth below:

(in thousands except per share amounts)            1999        1998       1997
--------------------------------------------------------------------------------
Net sales                                      $760,723    $707,450   $625,503
Income before taxes                              21,833(a)   21,851     14,814
Net income                                       13,672      13,596      9,055
Diluted earnings per share                          .20         .20        .13
================================================================================
(a)  Includes pension plan curtailment gain of $7.2 million.

Net assets of discontinued operations at December 31,1998,were $121 million, consisting of $115 million of current assets and $81 million of other assets, net of third-party liabilities of $75 million.

Miscellaneous -- Net

(in thousands) for years ended December 31,        1999        1998       1997
--------------------------------------------------------------------------------
Gain on disposition of capital assets            $1,712     $   307       $479
Gain on sale of equity investment                 2,582          --         --
Other                                                51      (1,314)        62
--------------------------------------------------------------------------------
                                                 $4,345     $(1,007)      $541
================================================================================

Income Taxes
Income (loss) before taxes is as follows:

(in thousands) for years ended December 31,        1999        1998       1997
--------------------------------------------------------------------------------
U.S. operations                                $160,888    $176,030   $142,427
Non-U.S. operations                              (5,093)     16,759     18,595
--------------------------------------------------------------------------------
                                               $155,795    $192,789   $161,022
--------------------------------------------------------------------------------

The provision for income taxes consists of:

(in thousands) for years ended December 31,        1999        1998       1997
--------------------------------------------------------------------------------
Current:
  U.S. federal tax                              $41,007     $54,066    $42,313
  State and local tax                             2,100       3,548      4,322
  Non-U.S. tax                                    5,301       5,921      5,316
--------------------------------------------------------------------------------
                                                 48,408      63,535     51,951
--------------------------------------------------------------------------------
Deferred:
  U.S. federal tax                                8,799       3,150      4,599
  State and local tax                             2,194         386        373
  Non-U.S. tax                                   (4,504)        876        383
--------------------------------------------------------------------------------
                                                  6,489       4,412      5,355
--------------------------------------------------------------------------------
Total income taxes                              $54,897     $67,947    $57,306
================================================================================

     Reconciliation of the statutory U.S. federal rate to the effective tax rate is as follows:

(in thousands) for years ended December 31,        1999        1998       1997
--------------------------------------------------------------------------------
Statutory U.S. federal tax at 35%               $54,528     $67,476    $56,358
Increase (reduction) from:
  Non-U.S. taxes                                  2,606         931       (809)
  State and local taxes                           2,879       2,595      3,121
  Non-deductible goodwill                         4,836       3,391      2,533
  Foreign Sales Corporation                      (6,033)     (2,974)    (2,886)
  Other                                          (3,919)     (3,472)    (1,011)
--------------------------------------------------------------------------------
Provision for income taxes                      $54,897     $67,947    $57,306
--------------------------------------------------------------------------------
Effective tax rate                                35.2%       35.2%      35.6%
--------------------------------------------------------------------------------

At December 31, 1999, the company had unremitted earnings of foreign subsidiaries of $93.3 million. Because these earnings, which reflect full provision for non-U.S. income taxes, are indefinitely reinvested in non-U.S. operations or can be remitted substantially free of additional tax, no provision has been made for taxes that might be payable upon remittance of such earnings.

     The components of deferred tax assets and liabilities included on the balance sheet at December 31 are as follows:

(in thousands) December 31,                                    1999       1998
--------------------------------------------------------------------------------
Deferred tax assets:
Postretirement benefits                                     $12,333    $13,035
Inventory                                                     5,691      6,848
Insurance                                                     6,259      7,091
Environmental                                                 3,884      3,847
Tax loss and credit carryforwards                             8,869      7,395
Deferred compensation                                         5,684      8,273
Other                                                        15,792     12,776
--------------------------------------------------------------------------------
Total                                                        58,512     59,265
  Less valuation allowance on tax
    loss and credit carryforwards                             4,375      3,086
--------------------------------------------------------------------------------
Total deferred tax assets, net                               54,137     56,179
--------------------------------------------------------------------------------
Deferred tax liabilities:
Depreciation                                                 32,329     30,098
Intangibles                                                  12,668     13,675
Pension                                                       9,165      5,599
--------------------------------------------------------------------------------
Total deferred liabilities                                   54,162     49,372
--------------------------------------------------------------------------------
Net deferred (liability) asset                              $   (25)   $ 6,807
================================================================================
Balance sheet classification:
Other current assets                                        $25,841    $33,096
Deferred income taxes                                        25,866     26,289
--------------------------------------------------------------------------------
Net deferred (liability) asset                              $   (25)   $ 6,807
================================================================================


                                                  21 Crane Co 1999 Annual Report

     As of December 31, 1999, the company had net operating loss (NOL) carryforwards and U.S. tax credit carryforwards that will expire, if unused, as follows:

                               Non-U.S.     U.S.        U.S.       U.S.
(in thousands)                 National    State     Federal        R&D
year of expiration                  NOL      NOL         NOL     Credit
------------------------------------------------------------------------
2000-2003                       $ 1,176  $14,414     $   803    $     2
After 2003                          290   33,615       2,184        615
Indefinite                       15,450       --          --         --
------------------------------------------------------------------------
Total                           $16,916  $48,029     $ 2,987    $   617
========================================================================
Deferred tax
  asset on tax carryforwards    $ 5,311  $ 1,896     $ 1,045    $   617
------------------------------------------------------------------------

Of the total $8.9 million deferred tax asset on tax carryforwards, $4.4 million has been offset by the valuation allowance because of the uncertainty of ultimately realizing these future benefits.

Accrued Liabilities

(in thousands) December 31,              1999             1998
----------------------------------------------------------------
Employee-related expenses            $ 51,878           $ 61,352
Insurance                               9,202             10,130
Environmental                           2,648              4,232
Warranty and product liability         13,473             11,388
Professional fees                       2,781              3,265
Sales allowances                        7,003              5,196
Customer advanced payments              1,772              3,911
Interest                                4,478              5,350
Taxes other than income                 3,285              2,616
Pensions                                4,859              3,218
Other                                  14,719             19,138
----------------------------------------------------------------
                                     $116,098           $129,796
================================================================

Other Liabilities

(in thousands) December 31,              1999               1998
-----------------------------------------------------------------
Environmental                        $  7,337           $  9,605
Insurance                               6,893              8,104
Minority interest                       2,215              3,669
Other                                   9,482              6,357
-----------------------------------------------------------------
                                     $ 25,927           $ 27,735
==================================================================

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

     Postretirement healthcare and life insurance benefits are provided for certain domestic and non-U.S. employees hired before January 1,1990, who meet minimum age and service requirements. The company does not pre-fund these benefits and has the right to modify or terminate the plan.

     The following table sets forth the amounts recognized in the company's balance sheet at December 31, for company-sponsored defined benefit pension and post-retirement benefit plans:

                                      Pension Benefits  Postretirement Benefits
--------------------------------------------------------------------------------
(in thousands) December 31,         1999          1998        1999         1998
--------------------------------------------------------------------------------
Change in benefit obligation:
Benefit obligation at
  beginning of year             $329,032      $304,725     $20,390   $  21,269
Service cost                      12,574        11,062         146         173
Interest cost                     20,427        18,860       1,163       1,378
Plan participants'
  contributions                      964         1,509       1,445       1,444
Amendments                         1,334           565        (959)         --
Actuarial (gain) loss            (24,813)        6,694      (1,569)       (422)
Benefits paid                    (15,837)      (15,297)     (3,619)     (3,452)
Foreign currency exchange
  rate (gain) loss                (1,072)       (1,636)         --          --
Acquisition/divestitures          (4,717)        2,550          --          --
--------------------------------------------------------------------------------
Benefit obligation at
  end of year                    317,892       329,032      16,997      20,390
--------------------------------------------------------------------------------
Change in plan assets:
Fair value of plan assets
  at beginning of year           436,508       416,608
Actual return on
  plan assets                     26,939        33,788
Foreign currency exchange
  rate gain (loss)                  (565)       (3,062)
Employer contributions             1,019           641
Plan participants'
  contributions                      964         1,509
Benefits paid                    (15,837)      (15,297)
Acquisition/divestitures           2,086         2,321
--------------------------------------------------------------------------------
Fair value of plan assets
  at end of year                 451,114       436,508
--------------------------------------------------------------------------------
Funded status                    133,222       107,476     (16,997)    (20,390)
Unrecognized actuarial
  (gain) loss                   (105,194)      (90,225)    (14,712)    (13,122)
Unrecognized prior
  service cost                     1,793         3,145          --          --
Unrecognized transition
  (asset)/obligation              (4,694)       (4,101)         --          --
--------------------------------------------------------------------------------
Prepaid (accrued)
  benefit cost                  $ 25,127      $ 16,295    $(31,709)  $ (33,512)
================================================================================


22 Crane Co Annual Report

                                       Pension Benefits
---------------------------------------------------------
(in thousands) December 31,              1999        1998
---------------------------------------------------------
Balance sheet classification:
  Other assets                        $29,505     $22,193
  Accrued liability                     1,719         334
  Accrued pension liability             2,659       5,564
---------------------------------------------------------
                                      $25,127     $16,295
=========================================================

(Dollars in thousands)             Pension Benefits     Postretirement Benefits
--------------------------------------------------------------------------------
December 31,                1999      1998     1997     1999      1998     1997
--------------------------------------------------------------------------------
Weighted average
  assumptions as
  of December 31:
Discount rate              6.92%     6.68%    6.30%     7.5%     6.75%     7.25%
Expected rate of
  return on
  plan assets              8.12%     8.27%    7.91%       --        --       --
Rate of compensation
  increase                 4.53%     4.81%    4.41%     4.5%     4.00%     4.50%
--------------------------------------------------------------------------------
Components of net
  periodic benefit cost:
Service cost             $12,574   $11,062  $10,293   $  146    $  173     $203
Interest cost             20,427    18,860   17,186    1,163     1,378    1,533
Expected rate
  of return on
  plan assets            (32,461)  (30,833) (26,321)      --        --       --
Amortization of
  prior service cost        (748)     (678)     282      (95)       --       --
Recognized net
  actuarial loss
  (gain)                  (2,092)   (1,161)  (1,341)    (959)     (958)    (924)
--------------------------------------------------------------------------------
Net periodic
  benefit cost           $(2,300)  $(2,750)  $   99   $  255     $ 593     $812
================================================================================

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $9.7 million, $8.8 million, $7.6 million and $11.0 million, $9.9 million and $8.4 million, as of December 31, 1999 and 1998, respectively.

     At December 31, 1999, substantially all plan assets are invested in listed stocks and bonds. These investments include common stock of the company, which represents 3% of plan assets.

     The company participates in several multi-employer pension plans, which provide benefits to certain employees under collective bargaining agreements. Total contributions to these plans were approximately $1.1 million in 1999, $1.0 million in 1998 and $1.1 million in 1997.

     Crane subsidiaries ELDEC Corporation and Interpoint Corporation have a money purchase plan to provide retirement benefits for all eligible employees. The annual contribution is 5% of each eligible participant's gross compensation. The contributions for 1999, 1998 and 1997 were $2.5 million, $2.2 million and $1.7 million, respectively.

     The company and its subsidiaries sponsor savings and investment plans that are available to eligible employees of the company and its subsidiaries. The company made contributions to the plans of approximately $5.4 million, $4.7 million and $3.7 million in 1999, 1998 and 1997, respectively.

     For the purpose of estimating the postretirement liability, the cost of covered benefits was assumed to increase 7.7% for 1999, and then to decrease gradually to 5.0% by 2005 and remain at that level thereafter. In 1998, the cost of covered benefits was assumed to increase 8.5%, and then to decrease gradually to 4.75% by 2005 and remain at that level thereafter:

                                             1 Percentage          1 Percentage
(in thousands)                             Point Increase        Point Decrease
--------------------------------------------------------------------------------
Effect on total of service and interest
  cost components                                  $  152                $  133
Effect on postretirement benefit obligation         1,444                 1,275
--------------------------------------------------------------------------------

Short-Term Financing

The weighted average interest rate for loans payable, consisting of short-term bank borrowings of $13.3 million and $50.4 million at December 31, 1999 and 1998, was 5.9% and 6.4%, respectively. As of December 31, 1999, the company had unused domestic lines of credit totaling $150.0 million and unused foreign lines of credit totaling $48.9 million. These lines of credit are typically available for borrowings up to 364 days and are renewable at the option of the lender. Short-term obligations of $46.8 million at December 31, 1999, and $150 million at December 31, 1998, were classified as long-term debt because the company had entered into finance agreements that permit it to refinance short-term obligations on a long-term basis.


                                                  23 Crane Co 1999 Annual Report

Long-Term Financing

(in thousands) December 31,                          1999       1998
---------------------------------------------------------------------
Crane Co.
  Senior debt:
  7.25% notes due 1999                           $     --  $ 150,000
  Original issue discount                              --        (29)
  Deferred financing costs                             --       (205)
---------------------------------------------------------------------
                                                       --    149,766
---------------------------------------------------------------------
  8.50% notes due 2004                            100,000    100,000
  Original issue discount                            (352)      (436)
  Deferred financing costs                           (290)      (358)
---------------------------------------------------------------------
                                                   99,358     99,206
---------------------------------------------------------------------
  6.75% notes due 2006                            100,000    100,000
  Original issue discount                            (253)      (290)
  Deferred financing costs                           (849)      (998)
---------------------------------------------------------------------
                                                   98,898     98,712
---------------------------------------------------------------------
  6.68% Other debt--due 2003                       66,800         --
  Deferred financing costs                            (88)        --
---------------------------------------------------------------------
                                                   66,712         --
---------------------------------------------------------------------
Total Crane Co.                                   264,968    347,684
---------------------------------------------------------------------
Subsidiaries
  Industrial revenue bonds                          1,485      1,677
  Various loans--6.0% average rate                 20,704      8,817
---------------------------------------------------------------------
Total Subsidiaries                                 22,189     10,494
---------------------------------------------------------------------
  Total long-term debt                            287,157    358,178
  Less current portion                                385        468
---------------------------------------------------------------------
  Long-term debt, net of current portion        $ 286,772  $ 357,710
=====================================================================

At December 31, 1999, the principal amounts of long-term debt repayments required for the next five years are $.4 million in 2000, $7.2 million in 2001, $.8 million in 2002, $66.8 million in 2003, and $113.8 million in 2004.

     At December 31, 1999, the company had a $300 million contractually committed long-term bank credit facility under which the company can borrow, repay or, to the extent permitted by the agreement, prepay loans and reborrow at any time prior to the termination date of November 2003. Proceeds may be used for general corporate purposes or to provide financing for acquisitions. The agreement contains certain covenants, including limitations on indebtedness and liens. A loan for $20 million was outstanding under this agreement at year end. The company has a $300 million shelf registration filed with the Securities and Exchange Commission, all of which remains unissued.

Fair Value of Financial Instruments

The carrying value of investments and short-term debt approximates the fair value. Long-term debt rates currently available to the company for debt with similar terms and remaining maturities are used to estimate the fair value for debt issues that are not quoted on an exchange. The estimated fair value of long-term debt at December 31, 1999, was $285 million compared with a carrying value of $287 million.

     Crane is a party to a contractually committed off-balance sheet chattel paper financing facility that enables its National Vendors operation to offer various sales support financing programs to its customers. Recourse to Crane for all uncollectible loans made to National Vendors' customers by the banks under this agreement is limited.

Leases

The company leases certain facilities, vehicles and equipment. Future minimum payments, by year, and in the aggregate, under leases with initial or remaining terms of one year or more consisted of the following at December 31, 1999:

                                              Minimum
                               Operating     Sublease
(in thousands) December 31,       Leases       Income        Net
----------------------------------------------------------------
2000                             $ 7,871         $137    $ 7,734
2001                               6,150          112      6,038
2002                               4,915           65      4,850
2003                               4,071           63      4,008
2004                               3,015           63      2,952
Thereafter                         3,058            7      3,051
----------------------------------------------------------------
Total minimum lease payments     $29,080         $447    $28,633
================================================================

Rental expense was $9.7 million, $9.3 million and $10.7 million for 1999, 1998 and 1997, respectively.


24 Crane Co 1999 Annual Report

Contingencies

The company has established insurance programs to cover product and general liability losses. These programs have deductible amounts of $5 million per claim, $10 million aggregate per policy year before coverage begins, with the exception of aircraft products, and non-U.S. claims, which have first-dollar coverage. The company does not deem its deductible exposure to be material.

     As of December 31, 1999, the company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material effect on the company's financial condition and results of operations.

     The company continues to be involved in various remediation actions to clean up hazardous wastes as required by federal and state laws. Estimated future environmental remediation cost was $10.0 million at December 31, 1999, which was fully accrued. In certain of these actions, the company is one of several potentially responsible parties ("PRPs"). As a PRP, the company could be liable for all clean-up cost despite the involvement of other PRPs. Given the financial stability of the other PRPs, the company believes this is unlikely and the accrual represents management's best estimate, based on current facts and circumstances, with respect to the ultimate liability that will be apportioned to the company. The company spent $2.1 million on environmental costs in 1999, and expects to pay remediation costs of approximately $2.6 million in 2000. The annual level of future remediation expenditures is difficult to estimate because of the many uncertainties relating to conditions of individual sites, as well as uncertainties about the status of environmental laws and regulations and developments in remedial technology. In addition, the company is a minor/de minimis potentially responsible party (PRP) at certain third-party environmental remediation sites where remediation obligations are joint and several, and the company, as part of its estimate of potential liability, periodically reviews whether the major PRPs have the ability to fulfill their portion of such remediation obligations. The company is not aware of any significant additional liability that would result from the inability of other PRPs to fulfill their obligations. Overall, the company's liability for the required remedial actions being implemented or engineered is not, individually or in the aggregate, expected to be material.

     As of December 31, 1999, Crane Co. was a defendant (among a number of defendants,typically 15 to 40) in approximately 2,400 actions filed in various state and federal courts alleging injury or death as a result of exposure to asbestos in products allegedly manufactured or sold by the company. Because of the unique factors inherent in each case and the fact that most are in preliminary stages, the company lacks sufficient information upon which judgments can be made as to their validity or ultimate disposition. Based on the information available to the company and its experience in the disposition of lawsuits of this type,the company believes that pending and reasonably anticipated future asbestos actions are not likely to have a material effect on its results of operations or financial condition.

Acquisitions, Divestitures and Investments

The company reviews potential acquisition candidates with market and technology positions that provide meaningful opportunities in the markets in which it already has a presence, or which afford significant financial reward, and may dispose of operations when consistent with its overall goals and strategies. In October 1999, the company acquired Stentorfield, Ltd., based in Chippenham, England, for $32.8 million. Stentorfield is a premier designer and manufacturer of hot and cold beverage vending machines, serving the U.K. and European market with a broad line of full-size and tabletop products, for the hotel, restaurant, office coffee service and vending industries. Stentorfield is known in the industry to provide high quality, reliable and easily serviced products and excellent customer service. This business was integrated with Crane's National Vendors business,which is the leading North American designer and manufacturer of full-line vending machines, for snack, food and beverage.

     The acquisition provides the means for National Vendors to satisfy the growing U.K. and European demand for a broader "one-stop" product offering, consisting of Stentorfield's drinks machines and National Vendors' snack and food machines.

     During 1998,the company completed four acquisitions at a total cost of $178 million. In May, the company acquired Environmental Products USA, Inc. This business manufactures membrane-based water treatment systems for industrial, commercial and institutional markets. In August,the company acquired Sequentia Holdings, Inc., a manufacturer of fiberglass-reinforced plastic panels for the construction and building products markets. Sequentia complements the company's Kemlite subsidiary, which provides fiberglass-reinforced plastic panels for the transportation and recreational vehicle markets. In September, the company acquired Liberty Technologies, Inc. which develops, manufactures, markets and sells valve, motor, engine and compression condition monitoring products and related services to the nuclear power generation and industrial process markets worldwide. Liberty complements the company's nuclear valve business, which provides valves, valve diagnostic equipment and related services to the nuclear power industry, and the company's Dynalco Controls business, which provides sensors, instrumentation, control products and automation systems for use in industrial engine applications. Also in the fourth quarter of 1998, the company acquired the Plastic-Lined Piping Products ("PLPP") division of The Dow Chemical Company. PLPP was integrated with the company's Resistoflex division, which supplies lined pipe and valves to the chemical process and industrial markets.

     In April 1999,the company sold Southwest Foundry, acquired as part of the Stockham Valves & Fittings, Inc. transaction, for $.4 million. In December 1999, the company sold its Crane Defense Systems business for $6.4 million in cash and a $.8 million note due in 2002.

     In May of 1998, the company sold two foundry operations acquired as part of the Stockham Valves & Fittings, Inc. transaction. Accu-Cast, Inc. in Chattanooga, Tennessee, and the Aliceville Foundry in Aliceville, Alabama, were sold for a total of $4.3 million.

                                                  25 Crane Co 1999 Annual Report

During 1997, the company completed four acquisitions at a total cost of $70 million. In March, the company acquired the transportation products business of Sequentia, Inc. This business, which produces fiberglass-reinforced plastic panels for the truck body, trailer and container market, has been integrated with the company's Kemlite subsidiary. Also in March, the company acquired Polyvend Inc., a manufacturer of snack and food vending machines. Polyvend was completely integrated into National Vendors' modern St. Louis facility by the end of the third quarter of 1997, significantly expanding distribution sales channels. In April, the company acquired the Nuclear Valve business of ITI MOVATS from Westinghouse. MOVATS is a leading supplier of valve diagnostic equipment and valve services to the commercial nuclear power industry. In December, the company acquired certain operations and product lines of Stockham Valves & Fittings, Inc. The acquired product lines and related manufacturing operations were integrated into the company's engineered valve and commercial bronze and iron valve businesses.

     In 1997, the company sold its Valve Systems and Controls division for $7.5 million in cash and $1.5 million in preferred stock.

     All acquisitions were accounted for by the purchase method. The results of operations for all acquisitions have been included in the financial statements from their respective dates of purchase.

     The following unaudited pro forma financial information presents the combined results of operations of the company and Environmental Products, Sequentia, Liberty Technologies and Plastic-Lined Piping Products as if the acquisitions had taken place at the beginning of 1997. The pro forma amounts give effect to certain adjustments including the amortization of goodwill and intangibles, increased interest expense and income tax effects. This pro forma information does not necessarily reflect the results of operations as they would have been if the businesses had been managed by the company during these periods and is not indicative of results that may be obtained in the future. Pro forma 1998 and 1997 results are as follows: net sales of $1.64 billion and $1.55 billion, net income of $121.2 million and $97.2 million and diluted net income per share of $1.75 and $1.40, respectively.

Preferred Share Purchase Rights

On June 27, 1998, the company adopted a Shareholder Rights Plan to replace the existing Plan, which expired on that date. The company distributed one preferred share purchase right for each outstanding share of common stock. The preferred rights were not exercisable when granted and may only become exercisable under certain circumstances involving actual or potential acquisitions of the company's common stock by a person or affiliated persons. Depending upon the circumstances, if the rights become exercisable, the holder may be entitled to purchase shares of the company's Series A Junior Participating Preferred Stock,or shares of common stock of the acquiring person. Preferred shares purchasable upon exercise of the rights will not be redeemable. Each preferred share will be entitled to preferential rights regarding dividend and liquidation payments, voting power, and, in the event of any merger, consolidation or other transaction in which common shares are exchanged, a preferential exchange rate. The rights will remain in existence until June 27, 2008, unless they are earlier terminated, exercised or redeemed. The company has authorized five million shares of $.01 par value preferred stock of which 500,000 shares have been designated as Series A Junior Participating Preferred Stock.

Stock-Based Compensation Plans

The company has three stock-based compensation plans: the Stock Option Plan, the Restricted Stock Award Plan and the Non-Employee Director Restricted Stock Plan.In accounting for its stock-based compensation plans, the company applies the intrinsic value method prescribed by APB No.25, "Accounting for Stock Issued to Employees". Intrinsic value is the amount by which the market price of the underlying stock exceeds the exercise price of the stock option or award on the measurement date, generally the date of grant. No compensation expense is recognized for the company's stock option plan. Compensation expense recognized for its restricted stock award plans was $2.1 million in 1999, $5.0 million in 1998, and $5.2 million in 1997. The pro forma net income and earnings per share listed below reflect the impact of measuring compensation expense for options granted in 1999,1998 and 1997 in accordance with the fair-value-based method prescribed by SFAS 123, "Accounting for Stock-Based Compensation." These amounts may not be representative of future years' amounts as options vest over a three-year period and, generally, additional awards are made each year.

(in thousands except per share data)    1999      1998       1997
-------------------------------------------------------------------
Net income       As reported          $114,570  $138,438   $112,771
                 Pro forma             108,340   133,071    110,339

Net income per share
Basic            As reported              1.71      2.02       1.64
                 Pro forma                1.62      1.94       1.61
-------------------------------------------------------------------
Diluted          As reported              1.70      2.00       1.63
                 Pro forma                1.61      1.92       1.59
-------------------------------------------------------------------

26  Crane Co. 1999 Annual Report

The weighted average fair value of options granted was $5.66 per share in 1999, $11.01 per share in 1998 and $6.89 per share in 1997. These estimates were based on the Black-Scholes multiple option-pricing model with the following weighted average assumptions:

                               1999          1998       1997
-------------------------------------------------------------
Dividend yield                1.85%          .92%       1.48%
Volatility                   25.14%        24.22%      24.98%
Risk-free interest rates      5.07%         5.60%       6.76%
Expected lives in years       5.12          5.29        5.10
-------------------------------------------------------------

Options are granted under the Stock Option Plan to officers and other key employees at an exercise price equal to the fair market value of the shares on the date of grant. Options become exercisable at a rate of 50% the first year, 75% the second year and 100% the third year after the date of grant, and expire ten years after the date of grant. A summary of stock option activity follows:

                                                                       Weighted
                                                       Number           Average
(Shares in thousands)                               of Shares    Exercise Price
-------------------------------------------------------------------------------
1997
-------------------------------------------------------------------------------
Options outstanding at beginning of year                3,597           $12.45
Granted                                                   871            20.84
Exercised                                                (709)           10.44
Canceled                                                 (156)           17.58
-------------------------------------------------------------------------------
Options outstanding at end of year                      3,603            14.67
Options exercisable at end of year                      2,309            12.21

1998
-------------------------------------------------------------------------------
Granted                                                 1,482            33.44
Exercised                                                (847)           10.97
Canceled                                                  (28)           23.12
-------------------------------------------------------------------------------
Options outstanding at end of year                      4,210            21.95
Options exercisable at end of year                      2,184            14.76

1999
-------------------------------------------------------------------------------
Granted                                                 1,577            21.66
Exercised                                                (456)           13.59
Canceled                                                 (194)           28.20
-------------------------------------------------------------------------------
Options outstanding at end of year                      5,137            22.36
Options exercisable at end of year                      2,718            20.11
-------------------------------------------------------------------------------

A summary of information regarding stock options outstanding at December 31, 1999, follows:

(Shares in thousands)           Options Outstanding       Options Exercisable
-------------------------------------------------------------------------------
                                    Weighted    Weighted               Weighted
                    Number           Average     Average     Number     Average
Range of                of         Remaining    Exercise         of    Exercise
Exercise Prices     Shares      Life (Years)       Price     Shares       Price
-------------------------------------------------------------------------------
$25.63-33.54         1,368              8.29      $33.38        682      $33.31
 17.16-24.62         2,227              8.76       21.38        494       20.73
  9.15-16.96         1,542              5.12       13.99      1,542       13.99
-------------------------------------------------------------------------------

The Restricted Stock Award Plan provides for awards of common stock to officers and other key employees, subject to resale restrictions. The restrictions on outstanding awards are scheduled to lapse upon the achievement of certain performance objectives or over time. The company awarded 189,900 shares with a weighted average fair value of $23.11 in 1999. In addition, 70,884 shares were issued in conjunction with the Huttig spin-off. As of December 31, 1999, there were available for future awards a total of 1,257,966 shares.

     Under the Non-Employee Director Restricted Stock Plan, directors who are not full-time employees of the company receive the portion of their annual retainer that exceeds $15,000 in shares of common stock. The shares are issued each year after the company's annual meeting, are forfeitable if the director ceases to remain a director until the company's next annual meeting, and may not be sold for a period of five years, or until the director leaves the Board. As a group, non-employee directors received 5,140 shares with a weighted average fair value of $23.82 in 1999.

Segment Information

The company's segments are reported on the same basis used internally for evaluating segment performance and for allocating resources.

     The company has five segments: Engineered Materials, Merchandising Systems, Aerospace, Fluid Handling and Controls.

     The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The company accounts for intersegment sales and transfers as if the sales or transfers were to third parties at current market prices.


                                                27  Crane Co 1999 Annual Report

Information by industry segments follows:

(in thousands)                               1999            1998         1997
--------------------------------------------------------------------------------
Engineered Materials
--------------------------------------------------------------------------------
  Net Sales -- Outside                     $353,534        $275,969     $222,789
  Net Sales -- Intersegment                   3,539           2,985        2,771
  Operating Profit                           59,879(a)       39,655       30,093
  Assets                                    249,961         263,576      109,578
  Capital Expenditures                        4,380           6,094        8,210
  Depreciation and Amortization              14,085           9,633        6,178
Merchandising Systems
--------------------------------------------------------------------------------
  Net Sales -- Outside                      201,941         191,927      179,905
  Net Sales -- Intersegment                    --              --           --
  Operating Profit                           35,838          33,548       31,034
  Assets                                    150,197         117,858      109,190
  Capital Expenditures                        6,979           2,815        5,089
  Depreciation and Amortization               7,128           7,201        6,426
Aerospace
--------------------------------------------------------------------------------
  Net Sales -- Outside                      363,128         394,401      343,900
  Net Sales -- Intersegment                    --                65         --
  Operating Profit                           96,078(a)      118,175       90,055
  Assets                                    269,154         296,668      277,704
  Capital Expenditures                        8,245          17,515       13,496
  Depreciation and Amortization              13,041          12,563       12,785
Fluid Handling
--------------------------------------------------------------------------------
  Net Sales -- Outside                      502,170         554,210      496,553
  Net Sales -- Intersegment                      57           3,567        3,282
  Operating Profit                           22,870(a)       34,961       36,869
  Assets                                    330,528         393,277      362,651
  Capital Expenditures                        6,390          17,195        7,640
  Depreciation and Amortization              15,797          13,101       11,025
Controls
--------------------------------------------------------------------------------
  Net Sales -- Outside                      120,166         131,052      130,284
  Net Sales -- Intersegment                   1,051           1,265        1,237
  Operating Profit                            4,071(a)        8,927       11,640
  Assets                                    129,240         127,702      121,432
  Capital Expenditures                        1,905           4,264        2,538
  Depreciation and Amortization               6,866           6,555        6,502
--------------------------------------------------------------------------------
(a) Before special charges for Engineered Materials ($3.2 million), Aerospace ($9.0 million), Fluid Handling ($18.9 million), and Controls ($3.4 million).

(in thousands)                            1999           1998           1997
--------------------------------------------------------------------------------
Consolidated
Net Sales
  Other                               $    12,717    $    13,496    $    37,897
  Intersegment Elimination                 (4,646)        (7,882)        (7,290)
--------------------------------------------------------------------------------
Total Net Sales                       $ 1,553,657    $ 1,561,055    $ 1,411,328
================================================================================
Operating Profit
  Other                               $      (546)   $      (424)   $       353
  Corporate                               (13,598)       (22,937)       (23,425)
  Special charges                         (34,987)          --             --
  Intersegment Elimination                    (51)            56            140
--------------------------------------------------------------------------------
Total Operating Profit                $   169,554    $   211,961    $   176,759
================================================================================
Assets
  Other                               $     2,970    $    13,003    $    12,266
  Corporate                                43,397         46,987         49,383
   Net Assets of
  Discontinued Operations                    --          120,660         89,279
--------------------------------------------------------------------------------
Total Assets                          $ 1,175,447    $ 1,379,731    $ 1,131,483
================================================================================
Capital Expenditures
  Other                               $       274    $       810    $       245
  Corporate                                   815             50             83
--------------------------------------------------------------------------------
Total Capital Expenditures            $    28,988    $    48,743    $    37,301
================================================================================
Depreciation and Amortization
  Other                               $       335    $       269    $       416
  Corporate                                 4,028          6,551          7,659
--------------------------------------------------------------------------------
Total Depreciation
  and Amortization                    $    61,280    $    55,873    $    50,991
================================================================================

Information by geographic segments follows:

(in thousands)                        1999             1998             1997
--------------------------------------------------------------------------------
Net Sales
  United States                   $ 1,012,090      $   977,587      $   864,683
  Canada                              202,899          194,723          197,039
  Europe                              238,320          260,607          213,681
  Other International                 100,348          128,138          135,925
--------------------------------------------------------------------------------
Total Net Sales                   $ 1,553,657      $ 1,561,055      $ 1,411,328
================================================================================
Operating Profit
  United States                   $   154,350      $   162,800      $   134,753
  Canada                               10,351           14,673           15,773
  Europe                                8,465           37,715           32,016
  Other International                  10,376           19,710           17,642
  Corporate                           (13,988)         (22,937)         (23,425)
--------------------------------------------------------------------------------
Total Operating Profit            $   169,554      $   211,961      $   176,759
================================================================================
Assets
  United States                   $   874,568      $ 1,079,451      $   842,661
  Canada                               91,367           81,570           83,510
  Europe                              148,715          151,950          141,011
  Other International                  17,400           19,773           14,918
  Corporate                            43,397           46,987           49,383
--------------------------------------------------------------------------------
Total Assets                      $ 1,175,447      $ 1,379,731      $ 1,131,483
================================================================================

28  Crane Co. 1999 Annual Report

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

/s/ R. S. Evans

R. S. Evans
Chairman and Chief Executive Officer

/s/ D. S.  Smith

D. S. Smith
Vice President,Finance and Chief Financial Officer


                          Independent Auditors' Report

[LOGO OF DELOITTE & TOUCHE LLP]

To The Shareholders of Crane Co.

We have audited the accompanying consolidated balance sheets of Crane Co. and its subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, cash flows and changes in common shareholders' equity for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Crane Co. and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

Stamford, Connecticut
January 20, 2000

                                                 29  Crane Co 1999 Annual Report

                                  1998 Review

               Management's Discussion and Analysis of Operations


                              Engineered Materials
--------------------------------------------------------------------------------

(dollars in millions)              1998                 1997
--------------------------------------------------------------
Sales                             $279.0               $225.6
Operating Profit                    39.7                 30.1
Operating Margins                   14.2%                13.3%
--------------------------------------------------------------

Operating profit rose 32% on a 24% increase in sales in the Engineered Materials segment, reflecting substantial growth at Kemlite and the acquisition of Sequentia. Strong transportation and building supply markets benefited Kemlite, Sequentia, and CorTec, which all manufacture fiberglass-reinforced plastic (frp) materials. Partly offsetting their results were a small loss at Crane Plumbing and modestly lower earnings at Resistoflex. Order backlog was $24 million at year end compared with $29 million in 1997.

     Increasing use of lightweight, thermally efficient frp roofs for refrigerated trucks and trailers and translucent frp roofs in dry van trailers and trucks, along with strong markets for truck and trailer liner panels, recreational vehicle panels and building panels,boosted Kemlite's sales in 1998. The increased volume, coupled with successful cost reduction efforts,led to improved margins and record operating profits.

     The substitution of translucent frp roofs for aluminum on dry van trailers appeared to plateau, but the use of non-translucent frp roofs on refrigerated trucks and trailers increased. In addition, Korean container manufacturers increased their purchases of Kemlite frp panels in 1998.

     Crane's $125 million acquisition of Sequentia Holdings in August 1998 significantly expanded Kemlite's penetration of the corrugated, translucent and flat embossed building products markets, particularly in the home center chains. Crane bought Sequentia's transportation product line in early 1997.

     CorTec reported a profit gain on increased sales, consistent with strong medium truck and dry van trailer markets.

     Resistoflex modestly increased sales of its corrosion-resistant plastic-lined pipes and fittings, despite lagging demand from the chemical process industry and soft export markets. The September acquisition of Plastic-Lined Piping Products (PLPP), a competitor,for $23 million boosted sales, but overall margins and operating profits were moderately lower. The company's primarily military aerospace fittings business was strong in 1998, with profitability enhanced by new machining centers, but competition for new military contracts intensified.

     Marginally profitable in 1997, Crane Plumbing operated at a small loss on an 8% decline in revenue in 1998, prompting a management change. The Montreal-based company makes china, steel and acrylic plumbing fixtures for new construction, repair and renovation, serving residential, industrial, commercial and institutional markets, primarily in Canada.In spite of well-received new lavatory products, wholesale demand dipped on a nationwide decline in housing starts, particularly in Quebec and in British Columbia. Retail sales, however,rose 21%, as Crane gained major home centers and hardware chains as customers.

     Polyflon, which provides proprietary materials and circuit processing services to the microwave industry, had level profits on slightly lower sales, as a better business mix strengthened margins.

                             Merchandising Systems
--------------------------------------------------------------------------------

(dollars in millions)              1998                 1997
--------------------------------------------------------------
Sales                             $191.9               $179.9
Operating Profit                    33.5                 31.0
Operating Margins                   17.5%                17.3%
--------------------------------------------------------------

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

     National Vendors moved ahead briskly on several fronts in 1998, achieving increased sales and higher profits domestically and in Europe. National Vendors' UMC unit in the U.K. had its best year ever,and the company's German operation also improved its performance, as corporate downsizing and cost-cutting resulted in substitution of vending machines for employee cafeterias. National Vendors also began selling in China, a promising market, and strengthened its Latin American operations by establishing three distributors in Mexico and expanding its operations in Chile and Colombia.

National Vendors reduced from 58 to 26 the number of distributors for its "GPL"brand of machines, intended as a lower-cost


30  Crane Co 1999 Annual Report
solution for smaller operators. The network now includes only one GPL distributor in most major metropolitan markets in order to avoid overlaps with other GPL distributors or with National Vendors' direct sales. The use of exclusivity is aimed at sharpening the distributor's focus on GPL products. Internationally, GPL sales expanded in Canada and the U.K., contributing to record National Vendors shipments in both countries.

     National Rejectors' shipments of coin-validation machines were down modestly from 1997. Weakness in the amusement industry and stiffer competition in the U.K. and Spain, two major markets, off-set continuing strong sales of validators for outdoor cigarette machines in Germany. Cost reductions, product redesign and productivity improvements strengthened NRI's margins, resulting in a solid gain in profits.

     In the past two years, NRI has upgraded many of Germany's estimated 800,000 mechanical outdoor cigarette machines with new electronic validators that can be programmed to accept euro coins when they are introduced in 2002. However, many more cigarette machines, and several hundred thousand other vending machines, remain to be refitted, promising strong sales of NRI products in Germany and Europe in coming years. NRI derives some 57% of its revenue from Germany and 40% from other European markets, including Spain and the U.K., where its German-made validators compete with locally made products. NRI also sells to other international markets, supplying validators for Canada's lottery machines, for example, and validators and coin-changers for South American markets.


                                   Aerospace
--------------------------------------------------------------------------------

(dollars in millions)              1998                 1997
--------------------------------------------------------------
Sales                             $394.5               $343.9
Operating Profit                   118.2                 90.1
Operating Margins                   30.0%                26.2%
--------------------------------------------------------------

Crane's aerospace businesses were extremely strong in 1998, increasing their combined operating profits by 31% on a 15% gain in sales. All four businesses in the segment reported higher sales, and three had higher earnings fueled by strong commercial, business and general aviation markets. Order backlog totaled $281 million at year end, compared with $297 million in 1997.

Record Results for Hydro-Aire

Hydro-Aire, the world market leader in aircraft anti-skid brake control systems, turned in a record performance, with operating profits up 23% on a 19% increase in sales. Every Boeing airplane uses its high-performance brake control systems, and many use its fuel pumps. For instance, the high-volume Boeing 737-700 series incorporates many Hydro-Aire products, including brake control units, wheelspeed transducers, anti-skid control valves, jettison pumps and boost pumps. After-market sales of parts and repair and overhaul services also grew substantially.

     With its brake control systems on all Embraer and many Bombardier aircraft, Hydro-Aire further strengthened its position in regional jets in 1998, winning the brake control systems on the Dornier 528, 728 and 928. It also won the brake control systems contract for a new Raytheon Beech business jet.

     ELDEC, Crane's largest aerospace business, also set sales and earnings records in 1998,increasing its operating profits by 41% on a sales gain of 15%. Strong OEM sales, particularly to Boeing, fueled the increases. ELDEC is a market leader in proximity sensing systems, battery systems, transformer rectifiers and fuel flowmeters. During 1998, both Rolls Royce and Pratt & Whitney chose ELDEC's new solid-state pressure transducers, designed for high accuracy under harsh conditions,for their new aircraft engines.

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

     In its second full year as a Crane company, Interpoint had record results, with operating profits rising 55% on a 10% increase in sales, as the company cut costs while increasing output, reorganized and refocused on growth opportunities in the custom, medical and space markets. Interpoint makes proprietary, high-density power converters and microelectronic hybrid devices and is the only Class K, space-qualified supplier of dc-to-dc power converters. Satellites typically use scores of these highly reliable, lightweight devices. In addition, Interpoint has a small but growing share in the expanding markets for medical electronic devices included in products such as pacemakers, defibrillators, heart assist pumps, surgical saws and insulin pumps.

     Significant up-front engineering investments on recent development programs, critical to sustaining the business, modestly reduced Lear Romec's margins and operating profits, despite a 10% increase in sales. Commercial OEM markets for Lear Romec's lubrication and scavenge pumps and centrifugal fuel pumps were strong, as were general aviation, regional and business jet markets, while military sales were flat. Aftermarket sales, including civilian and military spares and repair and overhaul contracts, increased substantially. Sales of parts manufactured for Hydro-Aire also increased. Continuing cost reductions and productivity improvements, including cell manufacturing, helped Lear Romec compete successfully in price-sensitive markets.

                                                 31  Crane Co 1999 Annual Report

                                 Fluid Handling
--------------------------------------------------------------------------------

(dollars in millions)            1998                  1997
--------------------------------------------------------------
Sales                          $557.8                $499.8
Operating Profit                 35.0                  36.9
Operating Margins                 6.3%                  7.4%
--------------------------------------------------------------

Sales increased 12% in the Fluid Handling segment in 1998, but operating profits declined by 5%, as markets for many of its products -- valves, pumps and water treatment systems -- worsened as the year progressed. The increase was derived from acquisitions and strong first-half sales for many of the businesses in the group. The gain was smaller than expected as a result of Asia's economic problems and plunging oil prices, which constrained capital goods purchases and intensified price competition worldwide. Canadian-based Crane Supply sales and profits were slightly down and losses in commercial valves and profit declines in water treatment systems more than offset solid gains in engineered valves. Order backlog totaled $79 million, down $34 million from the prior year.

     In the engineered valve group, most of the cast steel, butterfly and check valve businesses performed well, with solid sales gains and modest profit increases fueled in part by the addition of the Stockham businesses, acquired in December, 1997. Crane Australia, which makes steel valves for the oil and gas and petrochemical industries, had slightly lower sales and earnings. Crane's manufacturing joint venture in Ningjin, China, had a strong year, increasing shipments 95% over the prior year. Westad, Crane's marine valve manufacturer in Norway, increased its sales and earnings in 1998, but sales are expected to drop sharply in 1999 as a result of the decline in Korean shipbuilding. In Crane's service business, which varies with utilities' nuclear plant outages, sales and profits declined as expected after an exceptionally strong 1997.

     In commercial valves, difficulties in absorbing Stockham's bronze production led to supply shortages and lost business, contributing to a loss for the year. In addition, Crane U.K. installed a new business system, and right-sized the business for current market conditions, which were down 13% from the prior year. As a result, $3.2 million of restructuring costs were incurred in 1998, producing a loss for the year.

     Sales and earnings were up slightly at Crane Pumps & Systems. Individual brands' results varied as the company's products serve major municipal, military and industrial markets. Barnes commercial pumps and pressure sewer products performed well. Burks Pumps, which serves the original equipment machinery market, was impacted by the reduction in capital spending in the semiconductor industry, and sales of Weinman's HVAC pumps were constrained by depressed high-rise construction in the Far East. Deming benefited from a large order for pumps used in hazardous material destruction. Government orders generally were down as military spending continued to decline. Deferral of major project awards in the chemical process and automotive industries affected sales and profits at Chempump and Process Systems, though not their market share.

     The May 1998 acquisition of Environmental Products USA, a manufacturer of state-of-the-art, membrane-based water treatment systems, helped Cochrane reposition its business away from heavy industrial filtration markets toward light industrial, beverage and other potable water treatment systems. With the acquisition, over-all sales rose but profits were off sharply from 1997 as Cochrane's important Asia markets weakened and industry pricing pressures intensified.

     Canadian-based Crane Supply sales and operating profits were down slightly in U.S. dollar terms but it was able to maintain its operating margins at 6.2% of sales. In Canadian dollars, Crane Supply achieved modestly higher profits on a solid sales increase that reflected share gains in generally flat Canadian markets.

                                    Controls
--------------------------------------------------------------------------------

(dollars in millions)              1998                  1997
---------------------------------------------------------------
Sales                             $132.3                $131.5
Operating Profit                     8.9                  11.6
Operating Margins                    6.7%                  8.9%
---------------------------------------------------------------

Sales increased marginally in the Controls segment in 1998, but operating profits fell by 23% as Crane's businesses faced weak export markets and stiffening price competition. Order backlog totaled $28 million at year end, compared with $32 million in 1997.

     Barksdale continued to win acceptance in domestic and European markets for its unique air suspension valves, but operating profits dropped on flat sales. In oil and gas markets, traditionally Barksdale's most profitable, demand fell sharply as oil prices sank. The costs of implementing an Enterprise Resource Planning system offset positive initial results from Six Sigma cost reduction projects.

     Ferguson's domestic and European businesses felt the ripple effect of lagging machinery exports to Asia, Latin America and Eastern Europe, which led to softening of capital equipment markets in the U.S. and Europe. Overall sales and operating profits declined, as did bookings, except in automotive assembly equipment. Ferguson supplies machinery manufacturers with products and devices ranging from indexers and pick-and-place robots to rotary tables and custom cams. A fall-off in sales of large indexers, typically used in large installations, stemmed from both the Asian downturn and the long General Motors strike. Lower overall volume and a less favorable product mix resulted, reducing margins and operating profits.

32  Crane Co 1999 Annual Report

     A moderate decline in sales and bookings and a larger drop in operating profits marked 1998 for Powers Process Controls. Shipments of Powers' core products -- water-mixing and thermal shock protection shower systems, water and process controls, valves and temperature regulators -- slipped in the face of stiffening price competition and newer technology. Powers' Canadian plumbing brass operation encountered supply chain problems in the second half of the year, reducing sales and profits.

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

--------------------------------------------------------------------------------

Liquidity and Capital Resources

Cash Flow

Operating activities in 1999 generated $211 million in cash flow, allowing the company to invest $33 million expanding its core businesses by making an acquisition, invest $29 million in capital equipment and return $151 million to shareholders through dividends and share repurchases. This represents the sixth consecutive year that Crane has generated cash in excess of $100 million from operations and the first year over $200 million.

     Net cash used for investing decreased compared with the prior year, mainly because of the four acquisitions made in 1998. Capital expenditures in 1999 totaled $29 million and primarily funded manufacturing and business process system projects.

     Net cash used for financing activities in 1999 includes $124 million for the repurchase of 6 million shares of Crane common stock and $27 million for the payment of dividends. Debt repayments totaled $289 million.

Capital Structure
The following table sets forth the company's capitalization:

(dollars in thousands) December 31               1999             1998
-------------------------------------------------------------------------
Short-term debt                                $ 13,656       $   50,869
Long-term debt                                  286,772          357,710
-------------------------------------------------------------------------
Total debt                                      300,428          408,579
Less cash                                         3,245           16,195
-------------------------------------------------------------------------
Total net debt                                  297,183          392,384
Shareholders' equity                            568,110          643,234
-------------------------------------------------------------------------
Total capitalization                           $865,293       $1,035,618
% of net debt to shareholders' equity              52.3%            61.0%
% of net debt to total capitalization              34.3%            37.9%
-------------------------------------------------------------------------

As of December 31, 1999, the company had unused domestic lines of credit totaling $150.0 million and unused foreign lines of credit totaling $48.9 million. These lines of credit are typically available for borrowings up to 364 days and are renewable at the option of the lender. Short-term obligations of $46.8 million at December 31, 1999, and $150 million at December 31, 1998, were classified as long-term debt because the company had entered into finance agreements that permit it to refinance short-term obligations on a long-term basis.

     At December 31, 1999, the company had a $300 million contractually committed long-term bank credit facility under which the company can borrow, repay or, to the extent permitted by the agreement, prepay loans and reborrow at any time prior to the termination date of November 2003. Proceeds may be used for general corporate purposes or to provide financing for acquisitions. The agreement contains certain covenants, including limitations on indebtedness and liens. A loan for $20 million was outstanding under this agreement at year end. The company has a $300 million shelf registration filed with the Securities and Exchange Commission, all of which remains unissued.

     Crane is a party to a contractually committed off-balance sheet chattel paper financing facility that enables its National Vendors operation to offer various sales support financing programs to its customers. Recourse to Crane for all uncollectible loans made to National Vendors' customers by the banks under this agreement is limited.

     In addition, the company's U.K. subsidiary was also party to a contractually committed long-term line of credit in the U.K. This facility permits borrowing up to $3.2 million, all of which was outstanding at December 31, 1999.

     The company's Canadian subsidiary was party to a contractually committed long-term line of credit in Canada. This facility permits borrowing of up to $17.3 million, of which $13.8 million was outstanding at December 31, 1999.

     As of December 31, 1999, the company's senior unsecured debt was rated BBB+ by Standard and Poor's and Baa1 by Moody's Investors Service. The company believes it has adequate access to both public and private credit markets to meet all of its operating and strategic objectives.

                                                 33  Crane Co 1999 Annual Report

Environmental

The company continues to be involved in various remediation actions to clean-up hazardous wastes as required by federal and state laws. Estimated future environmental remediation cost was $10.0 million at December 31, 1999, which was fully accrued. In certain of these actions, the company is one of several potentially responsible parties ("PRPs"). As a PRP, the company could be liable for all clean-up cost despite the involvement of other PRPs. Given the financial stability of the other PRPs, the company believes this is unlikely, and the accrual represents management's best estimate, based on current facts and circumstances, with respect to the ultimate liability that will be apportioned to the company. The company spent $2.1 million on environmental costs in 1999, and expects to pay remediation costs of approximately $2.6 million in 2000. The annual level of future remediation expenditures is difficult to estimate because of the many uncertainties relating to conditions of individual sites as well as uncertainties about the status of environmental laws and regulations and developments in remedial technology. In addition, the company is a minor/de minimis potentially responsible party (PRP) at certain third-party environmental remediation sites where remediation obligations are joint and several, and the company, as part of its estimate of potential liability, periodically reviews whether the major PRPs have the ability to fulfill their portion of such remediation obligations. The company is not aware of any significant additional liability that would result from the inability of other PRPs to fulfill their obligations. Overall, the company's liability for the required remedial actions being implemented or engineered is not, individually or in the aggregate, expected to be material.

Impact of the Year 2000

The Year 2000 Issue related to most computer software programs using two digits, rather than four, to define the applicable year for dates. Any of the company's information technology (IT) and non-information technology (non-IT) systems and its products might have recognized a date using "00" as the year 1900, rather than the year 2000. This could have resulted in system failures or miscalculations, causing disruptions in operations, including the inability to process transactions and engage in similar normal business activities within the company and with third parties.

     In 1997, Crane initiated a program to address the company's Year 2000 exposure. The program was substantially completed on schedule in 1999. Crane experienced no material adverse effects related to the arrival of 2000.

     Cost of the Year 2000 program was approximately $28.3 million, of which $10.0 million was expensed and $18.3 million was capitalized. These costs were funded from normal operating cash flows of the business. Estimated future costs related to the Year 2000 program are insignificant.

     The company believes that modifications and conversions of its software and hardware systems were successful. However, there remains the possibility of latent Year 2000 problems in systems that could cause a failure in the company's systems. Such failure could result in an interruption in, or a failure of, certain normal business activities or operations, which could have a material adverse effect on the company's results of operations, liquidity or financial condition. The company believes that such an occurrence is unlikely. However, based on current information, the most reasonably likely worst-case scenario would involve the temporary disruption of the company's ability to fulfill customer orders, and no material adverse effect on the company's financial condition is expected from this specific scenario.

Quantitive and Qualitive Disclosures about Market Risks

The company's cash flows and earnings are subject to fluctuations from changes in interest rates and foreign currency exchange rates. The company manages its exposures to these markets risks through internally established policies and procedures and, when deemed appropriate, through the use of interest rate swap agreements and forward exchange contracts. Long-term debt outstanding of $287 million at December 31, 1999, was generally at fixed rates of interest ranging from 6.68% to 8.50%. At December 31, 1999, no interest rate swap agreements were outstanding and the amounts outstanding for forward exchange contracts were not material. The company does not enter into derivatives or other financial instruments for trading or speculative purposes.

Risk Factors

Throughout this Annual Report to shareholders, particularly in the Chairman's Letter to Shareholders on pages 2-4 and in the sections of Management's Discussion and Analysis of Operation on pages 6-14 the company makes numerous statements about expectations of future performance and market trends, and statements about plans and objectives and other matters, which because they are not historical fact may constitute "forward looking statements" within the meaning of the Private Securities and Litigation Reform Act of 1995. Similar forward looking statements are made periodically in reports to the Securities and Exchange Commission, press releases, reports, and documents and in written and oral presentations to investors, shareholders, analysts and others, regarding future results or expected developments. Because the company wishes to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, readers are cautioned to consider, among others, the risk factors that will be described in the company's Form 10-K for the period ended December 31, 1999, to be filed with the Securities and Exchange Commission before March 31, 2000, when evaluating such forward looking statements about future results or developments.

     Copies of the company's Form 10-K can be obtained after it is filed by writing to the company at the address on the back cover, from the Securities and Exchange Commission, or through the Internet at the company's Web site at www.craneco.com.

34  Crane Co 1999 Annual Report

                 Five Year Summary of Selected Financial Data



Years Ended December 31, (in thousands except per share data)        1999            1998           1997          1996          1995

------------------------------------------------------------------------------------------------------------------------------------

Net Sales                                                      $1,553,657       $1,561,055    $1,411,328    $1,252,544    $1,211,454

Depreciation and Amortization                                      61,280           55,873        50,991        44,474        43,537

Operating Profit                                                  169,554(a)       211,961       176,759       144,049       124,059

Interest Expense                                                   27,854           27,661        23,632        23,203        26,528

Income Before Taxes                                               155,795(a)       192,789       161,022       124,263       101,374

Provision for Income Taxes                                         54,897           67,947        57,306        44,441        36,888

------------------------------------------------------------------------------------------------------------------------------------

Income from Continuing Operations                                 100,898(a)       124,842       103,716        79,822        64,486

------------------------------------------------------------------------------------------------------------------------------------

Income from Continuing Operations per Diluted Share                  1.50(a)          1.80          1.50          1.16          0.94

Cash Dividends per Common Share                                      0.40             0.37          0.33          0.33          0.33

Total Assets                                                    1,175,447        1,379,731     1,131,483     1,035,311       951,835

Long-Term Debt                                                    286,772          357,710       259,001       265,721       278,553

====================================================================================================================================



                        Quarterly Results for the Year

Years Ended December 31, (in thousands except per share data)       First        Second         Third        Fourth          Year
------------------------------------------------------------------------------------------------------------------------------------

1999
Net Sales                                                      $  400,046    $  405,268    $  384,193    $  364,150    $1,553,657
Cost of Sales                                                     261,255       265,336       270,684       255,481     1,052,756
Depreciation and Amortization(b)                                   12,603        12,667        12,537        14,524        52,331
Gross Profit                                                      126,188       127,265       100,972        94,145       448,570
Income from Continuing Operations                                  32,435        36,098        18,347        14,018       100,898(a)

Net Income                                                         33,666        39,311        22,355        19,238       114,570(a)

Income from Continuing Operations per Diluted Share                  0.47          0.53          0.27          0.22          1.50(a)

====================================================================================================================================

1998
Net Sales                                                      $  379,959    $  390,618    $  393,229    $  397,249    $1,561,055
Cost of Sales                                                     252,283       254,368       254,776       256,221     1,017,648
Depreciation and Amortization(b)                                   10,296         9,768        12,019        12,490        44,573
Gross Profit                                                      117,380       126,482       126,434       128,538       498,834
Income from Continuing Operations                                  28,933        33,944        31,672        30,293       124,842
Net Income                                                         29,899        36,557        36,775        35,207       138,438
Income from Continuing Operations per Diluted Share                  0.42          0.49          0.46          0.44          1.80
====================================================================================================================================

(a) Includes special charges of $34,987 ($22,567 after tax or $.33 per share)
(b) Amount included in cost of sales. Note: Earnings per share are computed independently for each of the quarters presented. Therefore,the sum of the quarters' earnings per share in 1999 and 1998 does not equal the total computed for the year.

           Market and Dividend Information--Crane Co. Common Shares



                                                 New York Stock Exchange Composite Price Per Share            Dividends Per Share
----------------------------------------------------------------------------------------------------------------------------------
                                      1999               1999              1998               1998              1999         1998
Quarter                               High                Low              High                Low
----------------------------------------------------------------------------------------------------------------------------------
First                              $31 1/2           $23 3/16           $35 1/2            $26 3/4           $ .1000      $ .0825
Second                              32 3/4            23 11/16           37 9/16            31                 .1000        .0825
Third                               30               $21 1/2             35 43/64           23 5/16            .1000        .1000
Fourth                              23 3/8            16 1/6            $32 3/4             21 3/4             .1000        .1000
----------------------------------------------------------------------------------------------------------------------------------
On December 31, 1999, there were approximately 5,100 holders of record of Crane Co. common stock.             $.4000       $.3650
                                                                                                        --------------------------


35  Crane Co. 1999 Annual Report

                             Corporate Information

Directors

E.Thayer Bigelow, Jr. (1, 3)
Senior Advisor,
Time Warner, Inc.
Media and Entertainment

Robert S. Evans (1)
Chairman and
Chief Executive Officer of the Company

Eric C. Fast
President and
Chief Operating Officer of the Company

Richard S. Forte (2)
President,
Dawson Forte Cashmere Company Importer

Dorsey R. Gardner (2, 3)
President, Kelso Management Company,Inc.
Investment Management

John J. Lee (2)
Chairman and Chief Executive Officer
of Hexcel Corporation
Manufacturer of Composite Materials and Engineered Products

William E. Lipner
Chairman, President and
Chief Executive Officer
NFO Worldwide, Inc.
Marketing Information / Research Services Worldwide

Dwight C. Minton (1, 3)
Chairman, Church & Dwight Co.,Inc.
Manufacturer of Consumer and Specialty Products

Charles J. Queenan, Jr. (2)
Senior Counsel, Kirkpatrick & Lockhart LLP
Attorneys at Law

James L. L. Tullis (1, 3)
Chairman, Tullis-Dickerson & Co.
Venture Capital to Health Care Industry


Corporate Officers

Robert S. Evans
Chairman and
Chief Executive Officer

Eric C. Fast
President and
Chief Operating Officer

Gil A. Dickoff
Treasurer

Augustus I. DuPont
Vice President,
General Counsel and Secretary

Bradley L. Ellis
Vice President,
Chief Information Officer

Thomas M. Noonan
Vice President,
Taxes

John R. Packard
Vice President,
Human Resources
Anthony D. Pantaleoni
Vice President,
Environment, Health and Safety

Michael L. Raithel
Vice President,
Controller

David S. Smith
Vice President,
Finance and Chief Financial Officer



(1) Member of the Executive Committee
(2) Member of the Audit Committee
(3) Member of the Organization and Compensation Committee


36  Crane Co. 1999 Annual Report

                            Shareholder Information

Crane Co. Internet Homepage and Shareholder Information Line

Copies of Crane Co.'s report on Form 10-K for 1999 as filed with the Securities and Exchange Commission as well as other financial reports and news from Crane Co. may be read and downloaded off the Internet at www.craneco.com.

     If you do not have access to the Internet, you may request printed materials by telephone, toll-free, from our Crane Co. Shareholder Direct(R) hotline 1-888-CRANECR (1-888-272-6327).

Both services are available 24 hours a day,7 days a week.

Annual Meeting

The Crane Co. annual meeting of shareholders will be held at 10:00 A.M. on Monday, April 10, 2000 at the Westin Stamford Hotel, One First Stamford Place, Stamford, CT 06902.

Stock Listing

Crane Co. common stock is traded on the New York Stock Exchange,listed under the symbol "CR".

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

Stock Transfer Agent and Registrar of Stock
EquiServe/First Chicago Trust Division
Customer Service: 1-201-324-1225
Non-Postal Deliveries
525 Washington Blvd.
Jersey City, NJ 07310

Dividend Reinvestment & Optional Payments
P.O. Box 13531
Newark, NJ 07188-0001

General Correspondence & Changes of Address
P.O. Box 2500
Jersey City, NJ 07303-2500

Transfer of Stock Certificates
P.O. Box 2506
Jersey City, NJ 07303-2506

Bond Trustee and Disbursing Agent
The Bank of New York
Corporate Trust Department
1-800-438-5473
101 Barclay Street -- 7 East
New York, NY 10286

Dividend Reinvestment and Stock Purchase Plan

Crane offers shareholders the opportunity to participate in a Dividend Reinvestment and Stock Purchase Plan. The plan provides two convenient methods for increasing your investment in Crane Co. common shares, without paying fees and commissions.

Dividend Reinvestment: for all or part of your dividends on Crane common shares; and Voluntary Cash Payments:of any amount from $10 to a maximum of $5,000 a month.

Under terms of the Plan, EquiServe/First Chicago Trust Division will act as agent for shareholders interested in purchasing additional Crane common shares automatically, on a regular basis. The details of this plan and its benefits to you as a Crane shareholder are described in a brochure available by writing to:

EquiServe/First Chicago Trust Division
Dividend Reinvestment Plan
Crane Co.
P.O. Box 2598
Jersey City, NJ 07303-2598


                                                  37 Crane Co 1999 Annual Report

-------
 CRANE
-------

Crane Co.
Executive Offices

100 First Stamford Place
Stamford, CT 06092
(203) 363-7300

www.craneco.com