Form 10-K405, Exhibit 13
period 2000-12-31
CRANE CO /DE/
filed 2001-03-13
CIK 25445

--------------------------------------------------------------------------------
                                2000 Annual Report
--------------------------------------------------------------------------------
                                    Crane Co.

     ----------------------------------------------------------------------
                                     Our Credo
     ----------------------------------------------------------------------

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

                       Chairman's Letter to Shareholders 2

               Management's Discussion and Analysis of Operations 6

                      Consolidated Financial Statements 15

                  Notes to Consolidated Financial Statements 19

                  Management's Responsibility for Financial 28

                                    Reporting

                         Independent Auditors' Report 28

                            Directors and Officers 36

                           Shareholder Information 37

--------------------------------------------------------------------------------
                             Financial Highlights
--------------------------------------------------------------------------------


                        ($ and shares in thousands except per share data)          2000                1999        %Change
----------------------------------------------------------------------------------------------------------------------------
Summary of Operations   Net Sales                                          $  1,491,190       $   1,553,657          (4.0)
                        Operating Profit:
                                As Reported                                     184,026             169,554           8.5
                                As Adjusted/(a)(c)/                             184,026             204,541         (10.0)
                        Income from Continuing Operations:
                                As Reported                                     123,729             100,898          22.6
                                As Adjusted/(b)(c)/                             107,519             121,785         (11.7)
                        Cash Flow from Operating Activities                     151,176             210,704         (28.3)
                        Amortization of Goodwill and Intangibles                 20,478              21,018          (2.6)
                        EBITDA/(c)/                                             266,385             236,211          12.8
---------------------------------------------------------------------------------------------------------------------------
Diluted Share Data      Income from Continuing Operations                  $       2.02       $        1.50          34.7
                        Dividends                                                   .40                 .40
                        Average Diluted Shares                                   61,399              67,460
----------------------------------------------------------------------------------------------------------------------------
Financial Position at   Assets                                             $  1,143,851       $   1,180,697          (3.1)
December 31,            Net Debt/(d)/                                           217,722             297,183         (26.7)
                        Shareholders' Equity                                    606,763             568,110           6.8
                        Market Value of Equity/(e)/                           1,718,369           1,248,199          37.7
                        Market Capitalization/(e)/                            1,936,091           1,545,382          25.3
--------------------------------------------------------------------------------------------------------------------------
Key Statistics          Operating Margins:
                                As Reported                                        12.3%               10.9%
                                As Adjusted/(a)(c)/                                12.3%               13.2%
                        Return on Average Shareholders' Equity:
                                As Reported                                        21.7%               17.6%
                                As Adjusted/(b)(c)/                                18.8%               20.8%
                        Net Debt to Common Shareholders' Equity                    35.9%               52.3%
                        Net Debt to Total Capitalization                           26.4%               34.3%
--------------------------------------------------------------------------------------------------------------------------

                         (a)   Excludes special charges of $34,987 in 1999.
                         (b) Excludes the gain on the sale of investments of $26,646 ($16,210 after-tax or $.26 per diluted share) in 2000 and special charges of $34,987 ($22,567 after-tax or $.33 per diluted share) and the gain on the sale of an investment of $2,582 ($ 1,680 after-tax or $.03 per diluted share) in 1999.
                         (c) "As adjusted" measures are presented to reflect operating results before the unusual items described above. EBITDA (income before interest, taxes, depreciation and amortization) is a measure of the company's ability to generate cash flow. These measures should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with generally accepted accounting principles and may be inconsistent with similar measures presented by other companies.
                         (d) Net debt is total debt less cash and cash equivalents.
                         (e) Market value of equity is number of shares of common stock outstanding times the closing stock price. Market capitalization is market value of equity plus net debt.


       Diluted EPS From              EBITDA                   Income From
    Continuing Operations         (in millions)         Continuing Operations
       (in dollars)                                         (in millions)

        [GRAPH]                      [GRAPH]                 [GRAPH]

                                                                              --
                                                 Crane Co / 2000 Annual Report 1
                                                                              --

--------------------------------------------------------------------------------
                       Chairman's Letter To Shareholders
--------------------------------------------------------------------------------


Dear Shareholder:

For Crane, 2000 was a year of mixed accomplishment, marked by significant progress on a number of fronts despite softness in many markets that resulted in lower sales.This progress was exemplified by a turnaround in the Fluid Handling segment, a resurgence in Aerospace and a 32% increase in year-end backlog.

     Earnings held up well in 2000, despite some disappointments, and fourth-quarter results were solid, even with the economy clearly weakening. For the year, diluted earnings per share rose to $2.02 from $1.50 in 1999.The 2000 results include a $.26 gain, primarily from the highly profitable sale of the company's minority investment in Powec A.S., a Norwegian telecommunications power supply maker. The $1.50 figure for 1999 includes a $.03 gain from an asset sale and special charges of $.33 per share (mainly in Fluid Handling for plant closures and product line rationalization). Operating margins, at 12.3%, dipped slightly below the 13.2% margins achieved in 1999 before special charges, in part because of losses at three companies.

     The price of Crane's stock appreciated 43% in 2000 as the market recognized the value of businesses that generated real and sustainable earnings and cash flow.

Leveraging Crane's Financial Strength

The current business environment is challenging, as the U.S. economy weakens, but Crane is well positioned for growth in both sales and earnings in 2001. Some of our most important markets are actually strengthening, most notably the markets for our commercial aerospace, fluid handling and merchandising systems businesses. As noted, our backlog is up substantially. Our balance sheet is strong, and our debt-to-capital ratio, at 26.4%, is not only down from 34.3% at year-end 1999 but is at the lowest level in many years.

     By design, our companies generate a great deal of cash -- indeed, cash earnings (income from continuing operations plus amortization of goodwill and intangibles) were $144 million versus 1999's $122 million. Cash flow from operating activities exceeding $150 million a year enabled us to invest in a number of ways beneficial to Crane and its shareholders. We invested $30 million in our existing businesses. We acquired two small businesses for approximately $12 million: Streamware, a developer of software for the vending industry ($8.5 million), and Groth Corporation's Valve Repair Division, which expands our valve servicing presence in the key Houston market ($3.4 million). Near year-end, we also announced an agreement to purchase Alfa Laval's Industrial Flow Group, a leading maker of diaphragm valves and pumps, for $47 million, a deal expected to close by the end of April 2001.

     We repurchased 2.9 million shares of stock-- 5% of the outstanding shares --at a cost of $60.6 million, and paid dividends of $24.3 million. We also spent $70.0 million to pay down debt -- a good thing going into difficult economic times.

Progress in Critical Areas

More than a year ago, we identified three critical, interrelated areas in which Crane needed to make solid and continuing progress: intellectual capital, customer focus and operational excellence. All of our companies have accepted that challenge.

--
2  Crane Co / 2000 Annual Report
--

Intellectual capital -- We are strong believers in development and training, and we are working to improve the quality, depth and continuity of management, and the skills of employees at all levels. In 2000, we appointed a new chief financial officer, a new controller, an operational excellence leader, and new heads of corporate development and human resources, all but one, promotions from within. We named a new group head in Controls, strengthened our leadership in Fluid Handling and appointed seven business unit presidents. Through participation in the Six Sigma program in recent years, we have trained six "master black belts" and 44 "lean black belts" who are applying their analytical and problem-solving skills to our diverse businesses. We will continue to develop our intellectual capital aggressively through training and career development programs.

Customer Focus -- We are doing a better job of identifying our customer needs and measuring how well we are really meeting those needs, and we are holding our businesses accountable for improving performance, particularly on three key metrics: on-time delivery, lead times, and quality. Operational Excellence -- All our companies are working aggressively to squeeze costs out of their manufacturing and business processes, improve product and service quality and make it easier to do business with Crane.The key metrics for operational excellence are operating profit margins and inventory turns. Many of our businesses have launched e-commerce initiatives, and most are finding new ways to leverage their investments in enterprise resource planning systems.

     Excellence is a moving target, but we are an improving and increasingly agile company. I believe that speaks well for our ability to prosper amid the inevitable uncertainty and cyclicality of global markets.

Crane Then and Now

Crane is a very different company today than it was at the beginning of 1984, when I became Chairman and Chief Executive Officer, but our goal of building shareholder value has not changed over the years. On 1983 sales of $772 million, we had operating profits of $26 million -- $18 million generated by Huttig Building Products and $25 million by Hydro-Aire, partially offset by losses totaling $17 million at our other businesses, which included our domestic and international valve, pump and distribution businesses and a cement company. In addition, we held for disposal a steel business, which was losing money and was not included in operating results.

     During 1984, we announced a strategic plan to focus on our strength in special engineered manufacturing for niche markets and in wholesale distribution, reducing Crane's dependence on capital-intensive, cyclical and commodity-oriented businesses, which typically faced international competition with lower labor costs and overca-pacity. In subsequent years, we spun off our steel company CF&I, our cement company Medusa, and most recently, our profitable but low-margin building products wholesaler Huttig. We consolidated, invested and made both opportunistic and strategic acquisitions in order to grow Crane profitably, with emphasis on manufacturing highly engineered, high value-added products with high market share in niches, and on generating cash and positive earnings per share.

     We have also increased our per-share earnings by repurchasing shares when they were significantly undervalued; most recently 6.0 million shares in 1999 and 2.9 million shares purchased in 2000, reducing the outstanding shares by 13% in two years.

                                                                              --
                                                 Crane Co / 2000 Annual Report 3
                                                                              --

     In the last 17 years, Crane's year-end stock price has been lower than the year before only three times. A shareholder who bought 100 shares of Crane stock for $2,850 on February 24, 1984, the day I became CEO, reinvesting all dividends and all proceeds from selling his stock in spun-off companies, would have 1,900 shares worth $54,031 at the end of 2000, a 1,796% return, or a compounded average return of 19.1% per year. By comparison, an investor who put $2,850 in the S&P 500 at the same time, reinvesting in the same way, would have ended 2000 with stock worth just under $38,473, a 1,250% return, or 16.7% per year. On average, Crane stock outperformed the S&P 500 by 2.4 percentage points a year, or 14.4%. I am proud of that record.

A New Day

I mention this history because it marks an era that is about to end, and because it has relevance for the future as well. At Crane's annual meeting on April 23, 2001, I will step down as Chief Executive Officer, though continuing as Chairman of the Board. Eric C. Fast, our capable President and Chief Operating Officer, will assume the additional role of Chief Executive Officer. For the first time in 42 years, Crane will no longer have a member of the Evans family as CEO. My father,Thomas M. Evans directed Crane's course for 25 years before I became CEO in 1984.

     I am confident that Eric will build on our existing strengths to lead Crane to new heights of market leadership, profitability and shareholder value. Over the past year and a half, he has learned a great deal about the manufacturing world while overseeing and improving our diverse businesses domestically and abroad. As the former Co-Head of Global Investment Banking for Salomon Smith Barney and Salomon Brothers, Inc., he brings a strong background in deal-making, finance and public markets. I believe Eric has the intellectual capability and energy to take Crane to new levels of performance.

Outlook

A combination of recovering markets and internal improvements should enable Crane to achieve earnings gains of 10-15% in 2001, in spite of currently deteriorating economic conditions in the U.S.The Aerospace segment, our most profitable, will benefit from increased aircraft production in all markets, and from the turnaround we expect at Interpoint, which ran at a loss in 2000. Fluid Handling, our largest segment, should make further gains after improving margins and profits in 2000. Engineered Materials will be held back by weak comparisons to the strong markets for truck trailers in 1999 and the first half of 2000. Weak capital spending in the chemical process industry markets could also affect profitability. Merchandising Systems will do well because of heavy demand for euro coin validators and operational improvements in our vending machine business. Controls should regain profitability after a loss in 2000 caused primarily by a poorly executed plant move at Ferguson.

     With the economy slowing, our financial strength should help us accelerate our acquisition activity from the pace of the past several years, further adding to growth and expanding our reach and market penetration. In sum, I am optimistic about results in 2001 and beyond.

     Meanwhile, I am grateful to our customers and our suppliers for their loyalty, to our employees for their dedication to making Crane a more effective and profitable competitor, and to our shareholders for their steadfast support of our efforts in that regard. I am grateful as well to the members of our Board of Directors for their confidence and wise counsel over the years.

     I think it is fair to say that both Eric and I look forward to a challenging and successful year.

Sincerely,


/s/ R. S. Evans

R. S. Evans
Chairman and Chief Executive Officer
February 21, 2001

--
4  Crane Co / 2000 Annual Report
--

--------------------------------------------------------------------------------
                                  2000 Review
--------------------------------------------------------------------------------


                        Crane's businesses report their

                           results in five segments:


                                   Aerospace

                             Engineered Materials

                             Merchandising Systems

                                Fluid Handling

                                   Controls


                           In the pages that follow,

                          we discuss these results,

                            along with the events,

                          trends, market dynamics and

                            management initiatives

                             that influenced them.

                                                                              --
                                                 Crane Co / 2000 Annual Report 5
                                                                              --

--------------------------------------------------------------------------------
               Management's Discussion and Analysis of Operations
--------------------------------------------------------------------------------

                                    Aerospace
==============================================================================


(dollars in millions)                       2000        1999
--------------------------------------------------------------
Sales                                  $   346.8   $   363.1
Operating Profit                            83.7        87.1
Operating Profit*                           83.7        96.1
Gross Margin*                               44.0%       45.0%
Operating Margin*                           24.1%       26.5%
--------------------------------------------------------------

*Before special charges of $9.0 million in 1999.

Performance in the Aerospace segment, though below near-record 1999 levels, exceeded earlier expectations and remained Crane's most profitable segment. Segment sales decreased $16.3 million, or 4.5%, from 1999. Operating profit decreased $12.4 million, or 13%, from 1999 (before special charges in 1999). Gross margins remained flat from 1999 levels. Domestic sales accounted for 65% and 69% of the segment's sales in 2000 and 1999, respectively. Aircraft build rates and aftermarket sales for commercial aircraft, although down significantly from 1999 levels, were higher than anticipated. Sales and operating profit were strong at Hydro-Aire (world market leader in aircraft anti-skid brake control systems and a niche manufacturer of fuel pumps) and ELDEC (world market leader in aircraft proximity sensing systems and power supplies), above expectations but below 1999 results. Lear Romec's (fuel and scavenge pumps) sales and operating profit exceeded the prior year. Interpoint, the remaining Aerospace unit member, reported a loss on sharply lower revenue from its miniaturized power supplies and DC-DC converters for aerospace, medical and telecommunications markets. Its performance was affected by design issues in some products under development and shortages of key electronic components. Order backlog for the Aerospace segment increased $69 million to $302 million at December 31, 2000, as compared with 1999.

     Hydro-Aire made significant progress in 2000, solidifying and expanding its market position. While Boeing production rates decreased from 620 aircraft in 1999 to 489 in 2000, they are projected to rebound to approximately 530 aircraft in 2001. Hydro-Aire is Boeing's sole supplier of brake control systems and a leading supplier of fuel pumps. Further, a large installed base on Boeing airplanes has enabled Hydro-Aire to grow its aftermarket business in repair and overhaul and its sales of spare parts for older aircraft.

     Hydro-Aire has laid the foundation for future growth with a continuing series of new product and application "wins" due to its recognized leadership in brake control technology. These include brake control systems on the new Boeing 767-400ER and 777X, the Cessna Sovereign business jet and the low- and high-level trainers for the Eurofighter program. The company is also benefiting from the robust market in smaller, regional jets, of which 280 were delivered in 1998, 300 in 1999, 360 in 2000 and a projected 430 in 2001. Hydro-Aire brake control systems are on all Embraer aircraft, the Bombardier CRJ-100/200 models, and all but one of the Fairchild Dornier jet models. Hydro-Aire is developing brake control solutions for proposed new regional and business jets, the military Joint Strike Fighter, the Airbus superjumbo A380, and Boeing derivative aircraft.

     ELDEC, Crane Aerospace's largest business, also outpaced expectations, improving its already strong position in the regional jet market. Its proximity sensing systems are on Embraer 170 and 190 models, Bombardier's CRJ 700 and 900 models, and Dornier's 728 and 928 models. ELDEC will provide DC electrical components and power supplies to certain Embraer and Dornier aircraft. Embraer honored ELDEC with its "Best Suppliers Award -- 2000" for quality. ELDEC remains the sole-source supplier of proximity sensors, systems and components on Boeing's new, longer-range 777X and is working with Boeing on the strategic 747X that responds to the Airbus superjumbo challenge. ELDEC continues to supply equipment -- door and landing gear proximity sensing systems -- on Airbus aircraft. The company is working with both Boeing and Lockheed Martin on their competing versions of the Joint Strike Fighter, with the winner to be chosen sometime in 2001.

--
6  Crane Co / 2000 Annual Report
--

     ELDEC maintained strong margins in the face of lower sales, price pressures and a less favorable product mix by accelerating its efforts at quick-response manufacturing.

     Lear Romec increased its operating profit by $1.2 million on modestly higher sales by strengthening margins, largely through its emphasis on lean manufacturing and training to reduce costs and improve execution. Bookings continued strong in 2001 despite intense competition and pricing pressure from several engine manufacturers for which it supplies lube or scavenge pumps. Both competitors for the Joint Strike Fighter design chose Lear Romec to supply fuel pumps, and the company was also chosen to supply fuel pumps for the new Pilatus turboprop trainer, scheduled to go into service in 2003. Lear Romec is also developing a new pump and integrated drive gear for Honeywell and equipment for several helicopters due to enter service in late 2001 and 2002.

     Interpoint operated at a loss in 2000 with revenue and operating profit down $10 million and $9 million, respectively, from 1999. Interpoint faced soft markets for its standard power converters and other products for uses in its main Aerospace market. Conversely, the company was unable to meet the strong demand for other products due to manufacturing inefficiencies associated with shortages of critical electronic components. Under new leadership in the latter part of 2000, Interpoint focused on smoothing its production processes through cell manufacturing techniques, obtaining alternative component supplies, and resolving several design issues with customers. Significant opportunities exist for its radio frequency products for fiberoptic cable, which serve the telecommunication market. Order backlog has increased to $38 million at December 31, 2000 from $18 million in 1999.

Outlook

Crane Aerospace management expects sales and earnings to increase in 2001.The largest gains are expected at Hydro-Aire and ELDEC -- and to a lesser extent, Lear Romec -- primarily on the basis of higher production volumes expected at Boeing, increased deliveries of regional and business jets, and expanding aftermarket sales that will strengthen margins. Interpoint is strengthening its manufacturing processes to increase its margins. It has the potential to expand its sales volume significantly in new markets, and expects an improved financial performance in 2001.

------------------------------------------------------------------------------------------------------------------------------------
Business Unit            Products                                                    Markets Served
------------------------------------------------------------------------------------------------------------------------------------
Hydro-Aire               Aircraft brake control and anti-skid systems,               Commercial transport, business and commuter,
                         including electro-hydraulic servo valves and manifolds,     general aviation, military and government
                         embedded software and redundant, rugged electronic          aerospace, repair and overhaul
                         controls, hydraulic control valves and landing gear
                         sensors, fuel pumps
------------------------------------------------------------------------------------------------------------------------------------
[AELDEC                  Position indication and control systems, proximity          Commercial, transport business, regional,
                         sensor, pressure sensors, mass fuel flowmeters, power       general aviation and military aircraft, repair
                         conversion systems and equipment                            and overhaul, aerospae and defense electronics
------------------------------------------------------------------------------------------------------------------------------------
Lear Romec               Lubrication and fuel pumps for aircraft, aircraft           Commercial and military aerospace, defense
                         engines and radar cooling systems                           industry
-----------------------------------------------------------------------------------------------------------------------------------
Interpoint               Standard, custom and radiation-hardened miniature           Commercial, space and militiary aerospace
                         (hybrid) DC-to-DC power conversion products, EMI            defense  industry, medical industries
                         filters and custom minature(hybrid) electronic              including implantable medical devices,
                         circuits                                                    industrial, fiber optic and telecommunication
                                                                                     markets
------------------------------------------------------------------------------------------------------------------------------------

                                                                              --
                                                Crane Co / 2000 Annual Report  7
                                                                              --

                             Engineered Materials
================================================================================




(dollars in millions)                       2000        1999
------------------------------------------------------------
Sales                                  $   344.0   $   357.1
Operating Profit                            49.5        56.7
Operating Profit*                           49.5        59.9
Gross Margin*                               24.1%       25.8%
Operating Margin*                           14.4%       16.8%
------------------------------------------------------------

*Before special charges of $3.2 million in 1999.


Overall sales and operating profit declined in the Engineered Materials segment in 2000, although three of the five companies had higher sales and two increased their operating profit. Segment sales decreased $13.1 million, or 3.7%, from 1999 and operating profit decreased $10.4 million, or 17.3%, from 1999 (before special charges in 1999). Gross margins were 24.1% in 2000, compared with 25.8% in 1999. Domestic sales accounted for approximately 80% of the segment sales in both 2000 and 1999. Operating margins also decreased, and bookings declined slightly. All of the companies invested significantly in lean manufacturing or other cost-reduction initiatives aimed at improving margins in the future. Backlog decreased $6 million to $19 million at December 31, 2000 as compared with 1999.

     Kemlite, the segment's largest business, had its first down year in sales since 1991, off $17.9 million from 1999, and its first decline in operating profit since 1995, down $10.0 million from 1999, as a result of a sharp fall-off in the truck trailer transportation market and softer recreational vehicle and building products markets. Operating margins were reduced 13.5% by higher raw material costs for its fiberglass-reinforced plastic truck and trailer liner panels, recreational vehicle side-walls, construction panels and by the bankruptcy of a major customer.

     The company responded by adjusting spending, cutting costs through Six Sigma and lean manufacturing programs, focusing on new sales opportunities and emphasizing customer service. As a result, Kemlite realized solid operating margins and maintained its strong market position in all markets served. Cash flow, although below 1999 levels, remained strong.

     In 2001, Kemlite expects that modest gains in the international and building products markets, for which it is developing new products, will partially offset continuing softness in the transportation and recreational vehicle markets.

     CorTec, manufacturer of fiberglass-reinforced composite panels for transportation and specialty markets, turned in a strong earnings performance despite a modest decline in sales, reversing a 1999 loss resulting when a major transportation account switched to competing materials. One factor in the turnaround was a better product mix, with more high-value, specialty panels used in such applications as racecar haulers, pleasure boats and houseboats. .

     With weak transportation markets expected in 2001, CorTec plans to maintain sales and earnings by increasing its emphasis on niche marine and other specialty markets, and continuing to increase productivity.


---------------------------------------------------------------------------------------------------------------------------------

Business Unit             Products                                             Markets Served
---------------------------------------------------------------------------------------------------------------------------------
Kemlite                   Fiberglass-reinforced plastic panels used as         Recreational vehicle, truck trailer and
                          sidewalls, liners,translucent roofs, interior        commercial and residential construction
                          walls and ceiling
---------------------------------------------------------------------------------------------------------------------------------
CorTec                    Fiberglass-reinforced laminated composite panels     Trucks and truck trailers, special-purpose
                          and structural foam core                             trailers, houseboats,general construction
                                                                               and specialty foam core applications

---------------------------------------------------------------------------------------------------------------------------------

Resistoflex               Corrosion-resistant plastic-lined pipe,              Pharmaceutical, chemical processing, pulp and
                          fittings,valves, expansion joints and, hose          paper, ultra-pure water, waste management
                          assemblies, high performance aerospace hose          industries, military and aerospace contractors
                          tube and fittings
---------------------------------------------------------------------------------------------------------------------------------
Crane Plumbing            Plumbing and sanitary fixtures                       Residential, industrial, commercial and
                                                                               institutional construction and renovation
                                                                               markets in Canada
---------------------------------------------------------------------------------------------------------------------------------
Polyflon                  Microwave laminates, circuit processing and          Wireless communications, magnetic resonance
                          high-voltage RF capacitors                           imaging, microwave and radar system manufacturers
---------------------------------------------------------------------------------------------------------------------------------

--
8  Crane Co / 2000 Annual Report
--

     Resistoflex increased sales of its plastic-lined, corrosion-resistant products for industrial and aerospace markets, but margins and operating profits, although strong, declined slightly because of higher-than-expected development costs for hose and specialty products. Sales of pipe and fittings, the company's main products, were flat domestically but sales in Asia increased and were profitable.

     The chemical process industry, Resistoflex's largest market, remained flat during 2000 as high energy and raw material costs constrained customers' capital spending. The pharmaceutical portion of the market was less affected, but global competition and the strong U.S. dollar negatively impacted sales.The company anticipates that the chemical process industry market will remain weak in 2001.

     Resistoflex increased its military aerospace business, with strong activity in the space shuttle and engine markets. In addition, a new tube-bending capability generated significant additional sales. The company also sought patents for two new fittings designed to withstand vibration, and these are being tested by major airframe and engine manufacturers. New military programs, such as the F-22 fighter and Joint Strike Fighter, will also provide Resistoflex with continued growth opportunities for its fittings, and tube and hose products.

     Crane Plumbing increased sales of its steel, acrylic and ceramic plumbing supplies and fixtures by 9% on gains in Canada's new housing market and increased sales in the U.S. The company's 2000 operating loss widened by $2.8 million compared with 1999, however, as increasing oil and natural gas prices pushed up raw material and transportation costs while competitive conditions constrained pricing to customers.

Outlook

Slightly lower results are expected, in 2001, due to the continued softening of the truck trailer and recreational vehicle markets at Kemlite and continued weakness in the chemical process industry at Resistoflex.

                              Merchandising Systems
--------------------------------------------------------------------------------


(dollars in millions)                      2000        1999
--------------------------------------------------------------------------------
Sales                                   $  220.6   $   201.9
Operating Profit                           31.3        35.8
Gross Margin                               33.0%       36.4%
Operating Margin                           14.2%       17.7%
--------------------------------------------------------------------------------
Segment sales increased $18.7 million, or 9.2%, from 1999, while operating profit decreased $4.5 million, or 12.7%. Gross margins were 33.0% in 2000, compared with 36.4% in 1999. Domestic sales were 51% of the segment sales in 2000, compared with 54% in 1999. Results at National Vendors, the larger of the segment's two businesses, were impacted by costs associated with disappointing new product introductions, unfavorable currency exchange rates in Europe, labor issues and manufacturing inefficiencies at its St. Louis, Missouri, plant, and costs associated with the Streamware, acquired earlier in the year. The segment's other business, National Rejectors (NRI) increased its operating margin to 22.2% and operating profits by $1.5 million, despite adverse currency translation that resulted in lower sales in U.S. dollar terms. Order backlog increased $51 million to $69 million at December 31, 2000, as compared with 1999, resulting from advanced orders in anticipation of the euro currency conversion.

     National Vendors' sales of its core snack and beverage vending machine products grew modestly, but the largest part of its sales gain was derived from its 1999 acquisition of Stentorfield in the U.K. Although its initial sales were less than expected, National Vendors' All Temperature Vending machine, the first snack machine designed for stand-alone use at outdoor locations under a wide range of weather conditions, was well received at premier U.S. locations, such as Yosemite National Park, and in Australia. Exports of snack and beverage machines were solid in 2000, and continued to result in strong sales in Australia and New Zealand.The March acquisition of Streamware, a leading U.S. provider of software and market research information to the vending industry, gave National Vendors an opportunity to develop a significant new business.

                                                                              --
                                                 Crane Co / 2000 Annual Report 9
                                                                              --

Streamware's VendMAX is a fully integrated software/hardware solution that offers operators complete cash accountability, inventory control and improved merchandising capabilities. National Vendors is well positioned to meet the challenge of integrating this capability into its own machines and those of competing equipment makers.

     National Vendors, under new leadership since the fourth quarter of 2000, is focusing on improving profitability through operational efficiencies at its manufacturing plant in St. Louis and by focusing on business opportunities at Streamware. National Vendors expects to improve its production processes through Six Sigma and lean manufacturing programs.

     At NRI, the long-awaited demand for its coin validation machines designed for euro coins finally materialized in August. NRI is among the relatively few makers of coin validators that will supply European countries, which must equip existing and new coin-operated vending machines, with validators programmed for the new euro coins that will go into circulation at the start of 2002. Delays in a number of countries in establishing final designs for euro coins prevented early production of sufficient machines to accommodate the changeover.

     NRI significantly increased sales of its smallest validators in 2000, as some major customers started to make their equipment euro-currency compliant. Because approximately one million of these validators are in service throughout Europe, replacement business will be a substantial and continuing revenue source. NRI has added additional shifts to meets its customer needs. The company looks for increased sales and profits in 2001, as the vending industry converts to the new coinage.

Outlook

Prospects are good for gains in sales and operating profit for the Merchandising Systems segment in 2001. National Vendors expects improved margins in 2001 as Streamware revenue begins to grow and efficiencies are achieved at the St. Louis manufacturing location. NRI expects record earnings as Europe's vending industry continues to convert to the euro coins.

--------------------------------------------------------------------------------------------------------------------------
Business Unit                Products                                              Markets Served
--------------------------------------------------------------------------------------------------------------------------
National Vendors             Electronic vending merchandisers for refrigerated     Automated merchandising, office coffee
                             and frozen foods, hot and cold beverages, office      service
                             coffee services, snack foods, coin and currency
                             changers and vending information management
                             software
--------------------------------------------------------------------------------------------------------------------------
National Rejectors, Inc.     Electronic coin validators and changers, chip card    Automated merchandising
GmbH (NRI)                   cashless payment systems
--------------------------------------------------------------------------------------------------------------------------

--
10 Crane Co / 2000 Annual Report
--

                                FLUID HANDLING
--------------------------------------------------------------------------------
(dollars in millions)                                  2000         1999
Sales                                              $  461.1    $   502.2
Operating Profit                                       31.8          4.0
Operating Profit*                                      31.8         22.9
Gross Margin*                                          24.3%        21.8%
Operating Margin*                                       6.9%         4.6%
--------------------------------------------------------------------------------

* Before special charges of $18.9 million in 1999.

The Fluid Handling segment increased profits in 2000 on planned lower sales, as plant consolidations, product rationalizations and other cost-saving efforts undertaken in 1999 significantly reduced fixed costs. Segment sales decreased $41.1 million, or 8.2%, while operating profit increased $8.9 million, or 38.8%, from 1999 (before special charges in 1999). Gross margins were 24.3% in 2000, compared with 21.8% in 1999. Domestic sales were 52% of segment sales in both 2000 and 1999. Operating profit of $31.8 million was well above the $22.9 million earned in 1999 before related special charges that reduced that year's operating profit to $4 million. The sales decline resulted from reduced nuclear power plant outages, reduced export sales at Crane Valves -- U.K. and renewed emphasis on accepting only profitable business. Contributing to the operating profit increase were the improved business mix, sharply increased demand from the power generation industry, and a significant turnaround in the U.K. at Crane Ltd., which returned to profitability despite lower sales. Fluid Handling order backlog was up 18% to $92 million at December 31, 2000, compared with the prior year level.

     Crane's global valve business was reorganized in late 2000 to leverage the products and brands sold through its North American distribution channels and to focus its direct selling efforts at Pacific, Westad and Stockham Belfast on specific end user markets in the power generation, hydrocarbon and marine industries.

     Crane Valves' North American operations, which includes the Crane, Centerline, Flowseal, Stockham and Duo Check brands sold through distribution, recorded improved results, operating profitably despite an 11% decline in shipments. The decline in revenue resulted primarily from accepting only profitable business in 2000, which improved overall margins. Production costs were higher than normal in 2000 after closure of a steel facility in Rogers, Arkansas, and concentration of manufacturing in the Washington, Iowa, plant. The consolidation is expected to yield cost savings in 2001.

     Pacific tripled its prior-year operating profit on a 60% increase in revenue to $33.1 million, as demand from the power generation industry for its high performance, pressure seal valves surged. Westad and Stockham U.K. both operated at a loss in 2000 because of lower project business in their respective marine and hydrocarbon markets.

     At Crane Valves -- U.K., which manufactures both valves and malleable fittings, operating results were significantly improved as a result of the restructuring actions taken in 1999. Operating margin was approximately 7% compared with a loss in 1999. Shipments to third parties were down 22% to $57 million, as enhanced price discipline resulted in lower export sales in the latter part of 1999 and first half of 2000, leading to lost market share.

     Valve Services' sales and operating profit in 2000 were down $13.4 million and $1.7 million, respectively from 1999, mainly because of a decline in nuclear service revenue that resulted from the industry's cyclical nature and a reduction in the number and duration of planned outages at nuclear power plants. This cyclical business, in which Crane has a leading market position, was impacted as utilities extended refuel cycles from 12 months to 18 or 24 months. Overall operating margin remained strong at 11% as the repair parts, testing products and commercial services improved from the prior year level.

     The late December, 2000 acquisition of the Valve Repair Division of Groth Corporation and the February 2001 acquisition of Ventech, Inc., will further enhance Crane's presence and capabilities in the key Houston market.

     Crane Pumps had lower profits of $1.7 million on flat sales because of expenses related to the resolution of a product field issue, and because of higher administrative costs incurred in improving its management team. The new leadership and management organization clearly focuses responsibility for expanding the sales and profitability of Crane's many pump brands. Continuing cost reduction, cross-branding opportunities and manufacturing and material sourcing efficiencies will be emphasized in 2001. Crane Environmental, also under new leadership, had lower sales and operating profit but gained momentum as it launched a quick-ship program and focused on high-potential water desalination and whole-house water purification niches.

                                                                              --
                                                Crane Co / 2000 Annual Report 11
                                                                              --

     Crane Supply increased its operating profit to $8.2 million on slightly lower sales to $106.1 million from $111.9 million in 1999, with an improved customer and product mix.The company, which distributes pipe, valves and fitting supplies throughout Canada, also benefited from strength in the Ontario and Quebec markets. It successfully introduced a line of stainless steel pipe, valves and fittings, and in the fourth quarter, launched an online order entry system that was well received. The company implemented a new warehouse management system at the first two of eight warehouses, opened two new branches in Ontario, and converted three more of its 30 service branches to higher-margin express stores, for a total of nine.

Outlook

Order backlog of $92 million at December 31, 2000, an improved cost structure, and improving customer metrics should allow Fluid Handling to achieve higher operating results in 2001, despite continued softness in many industrial markets that weakened in the second half of 2000.

-----------------------------------------------------------------------------------------------------------------------------------
Business Unit               Products                                                 Markets Served
-----------------------------------------------------------------------------------------------------------------------------------
Crane Valves                Quarter turn, wafer check, pressure seal, HF             Hydrocarbon and chemical processing, power
                            acid, cast and stainless steel valves, bronze            generation, marine and shipbuilding,
                            and  iron gate, globe, check and ball valves             commercial building and industrial
                                                                                     applications, HVAC, refining and chemical
                                                                                     processing
-----------------------------------------------------------------------------------------------------------------------------------
Crane Valves -- U.K.        Wafer check, bronze and iron gate, globe, check,         Hydrocarbon and chemical processing,
                            ball and quarter turn valves and malleable Iron          power generation, commercial building and
                            fittings                                                 industrial applications, HVAC, refining and
                                                                                     chemical processing
-----------------------------------------------------------------------------------------------------------------------------------
Valve Services              Nuclear valves, valve parts, test equipment and          Nuclear and commercial power generation,
                            valve and actuator maintenance and testing               refining, chemical processing, pulp and paper,
                                                                                     water and marine
-----------------------------------------------------------------------------------------------------------------------------------
Pumps/Environmental         Submersible, sealed and sealless horizontal              Municipal, residential, industrial, utility,
                            centrifugal, turbine, air-operated diaphragm,            professional plumbing, construction,
                            metering pumps and pumping systems, water                pharmaceutical, pulp and and paper, chemical
                            purification and cross-flow membrane                     and hydrocarbon processing commercial markets,
                            products and systems                                     original equipment manufacturers and
                                                                                     government contractors
-----------------------------------------------------------------------------------------------------------------------------------
Crane Supply                Distributor of pipe, valves and fittings                 Mechanical contractors, industrial plants,
                                                                                     fabricators and engineering procurement and
                                                                                     construction companies and maintenance,
                                                                                     repair and overhaul
-----------------------------------------------------------------------------------------------------------------------------------

--
12 Crane Co / 2000 Annual Report
--

                                   Controls
--------------------------------------------------------------------------------


(dollars in millions)                        2000         1999
----------------------------------------------------------------
Sales                                     $  121.9      $  121.2
Operating (Loss) Profit                       (2.1)           .7
Operating (Loss) Profit*                      (2.1)          4.1
Gross Margin*                                 29.5%         34.2%
Operating Margin*                             (1.8)%         3.4%
--------------------------------------------------------------------------------

* Before special charges of $3.4 million in 1999.

The Controls segment had an operating loss of $2.1 million for the year on flat sales, primarily due to a loss at Ferguson. Gross margin was 29.5% in 2000, compared with 34.2% in 1999. Domestic sales were 78% of segment sales in 2000, compared with 76% in 1999. Of the five businesses in the segment, three were able to increase their sales, offsetting declines at the other two. These businesses, operating mainly in mature markets, are seeking to grow sales and improve operating results through new products, aggressive marketing, geographic expansion and cost reduction. At year-end, Dynalco and Azonix were placed under common management to increase their effectiveness and presence in the marketplace. Order backlog decreased $6 million to $22 million at December 31, 2000 as compared with 1999.

     At Barksdale, the segment's largest business, sales decreased to $42.9 million, from $44.1 million in 1999, and operating profit declined to $4.0 million, from $4.8 million in 1999. Barksdale continued its transition from a process-oriented organization to an externally focused, growth-oriented enterprise. In 2000, with a new management team, the company deployed cross-functional teams company-wide and improved customer service and increased on-time delivery. Barksdale's German operation had a significant sales gain and strong market acceptance of the company's new solid state pressure switch, which is being launched in the U.S. in 2001. Barksdale is focusing on expanding its markets in Europe and penetrating Asia and Latin America, while pushing product development to gain new customers in mature U.S. markets. It looks for increased sales and earnings in 2001.

     Ferguson's problems centered around the move of its machining operations from Greenwood, Mississippi, to its St. Louis, Missouri, plant. A poorly executed plant consolidation, resulting in machinery reinstallation difficulties, machine breakdowns, inefficient scheduling and expensive outsourcing, combined with ineffective pricing practices added to Ferguson's loss.The company, under new leadership, expects markets to soften but anticipates a return to profitability by year-end 2001.

     At Powers Process Controls, sales fell moderately to $22.8 million from $24.6 million in 1999 and profits declined by $1.4 million to near break-even level, as the company's vigorous new-product sales effort could not offset reduced sales in its core water tempering valve business. Powers introduced ten new products in 2000, its largest one-year total, with five more scheduled for 2001. They are designed to be less costly to manufacture and to penetrate price-sensitive institutional markets. Powers invested significant effort in reducing inventories, completing cellular layouts and repositioning its commercial plumbing products. Powers expects improved profitability on slightly higher sales in 2001.

     Dynalco reported excellent results in 2000, with a sales gain of $1.7 million, or 13.2%, improved margins and sharply higher operating profits. Strong sales of its engine diagnostic equipment -- a product line acquired as part of the Liberty Technologies acquisition in 1998 -- contributed to this positive result, along with marginal recovery in the gas transmission segment of the oil and gas market. Lean and cellular manufacturing techniques figured in the strong profit performance. All three lines of business -- automation solutions, diagnostics and discrete instruments and controls --showed strength in 2000 and are expected to fuel higher sales and earnings in 2001.

     Azonix, which serves many of the same oil and gas markets as Dynalco with its Man Machine Interface (MMI) panels for hazardous and harsh environments, had higher sales but remained in a loss position, as a significant customer ran into financial troubles, depriving Azonix of expected high-margin sales and requiring a large write-off.

     At year-end, the president of Dynalco was given overall responsibility for Azonix as well, a move intended to develop synergies in marketing products for overlapping customer bases, leverage product development efforts and add management depth. In 2001, Azonix will focus on manufacturing improvements and supply chain issues to strengthen margins. Azonix is well positioned to have an improved performance in 2001.

Outlook

Modest gains in sales and improved margins and profits are likely for the Controls segment as improvements in Feruguson's results, new products, targeted marketing and sales efforts, and competitive advantages derived from lower manufacturing costs and shorter cycle times take hold. The European operations of Barksdale and Ferguson should continue to strengthen, yielding higher profits. Closer ties between Dynalco and Azonix are expected to increase their marketplace impact.

                                                                              --
                                                Crane Co / 2000 Annual Report 13
                                                                              --

------------------------------------------------------------------------------------------------------------------------------------
Business Unit                  Products                                         Markets Served
------------------------------------------------------------------------------------------------------------------------------------
Barksdale                      Solid state and electromecpressure switches      Manufacturers of pumps, compressormachine tools,
                               and transducers, level switches and indicators,  trucks, heat tracing, oil and gas exploration,
                               temperature switches and directional control     compactors, and bailers
                               valves
------------------------------------------------------------------------------------------------------------------------------------
Ferguson                       Mechanical index drives, pick-and-place          Assembly, packaging, processing and metal working
                               robots, indexing conveyors, rotary tables,       machinery manufacturers for the automotive,
                               clutches and custom cams                         electrical, food, health care, and electronics
                                                                                industries
------------------------------------------------------------------------------------------------------------------------------------
Powers Process Controls        Thermal shock protection shower valves and       Light commercial and institutional facilities,
                               systems, process control valves and              chemical and food processing, pharmaceutical
                               instrumentand temperature control regulators     manufacturing and water and wastewater treatment
------------------------------------------------------------------------------------------------------------------------------------
Dynalco Controls               Engine and  compressor control systems and       Oil and gas utilities,industrial engine
                               analyzers, machinery instruments, monitors       manufacturers and users, industry, construction
                               and controls, rotational speed sensors           and agricultural equipment manufacturers
------------------------------------------------------------------------------------------------------------------------------------
Azonix                         Operator interfaces and measurement and          Oil and gas service petrochemical, pharmaceutical,
                               control  systems, intelligent data               primary metal processing compressor manufacturers,
                               acquisition products, high-precision             rail transport, semiconductor production equipment,
                               thermometers and calibrators                     military ship control
------------------------------------------------------------------------------------------------------------------------------------


                                   CORPORATE
--------------------------------------------------------------------------------


(dollars in millions)                        2000         1999
----------------------------------------------------------------
Corporate Charges                         $  (10.1)    $  (13.6)
Interest Income                                 .8          9.8
Interest Expense                             (21.6)       (27.9)
Miscellaneous-- Net                           27.1          4.3
Effective Tax Rate on Income                  35.0%        35.2%
----------------------------------------------------------------


Corporate charges were reduced by $3.5 million in 2000 compared with 1999, primarily because of lower incentive compensation.


Interest expense declined by $6.3 million in 2000, compared with 1999, as the result of the $177.5 million reduction in debt over the past two years. Interest Income declined by $8.9 million due primarily to the inclusion in 1999 of $7.3 million in non-recurring interest received from discontinued operations (Huttig Building Products).

     Miscellaneous -- net in 2000 includes $26.6 million from the gain on the sale of the company's investment in Powec AS and a related telecommunications power supply product line. The prior year's amount was composed primarily of a gain of $2.6 million on the sale of an equity investment.

Management's Discussion and Analysis of Operations continues on page 29.

--
14 Crane Co / 2000 Annual Report
--

--------------------------------------------------------------------------------
                       Consolidated Statements of Income
--------------------------------------------------------------------------------

For Years Ended December 31, (in thousands except per share data)                         2000          1999           1998
------------------------------------------------------------------------------------------------------------------------------
Net Sales                                                                             $ 1,491,190   $ 1,553,657    $ 1,561,055
Operating Costs and Expenses:
   Cost of sales                                                                          988,518     1,057,003      1,018,369
   Selling, general and administrative                                                    263,365       264,788        274,852
   Depreciation and amortization                                                           55,281        62,312         55,873
------------------------------------------------------------------------------------------------------------------------------
                                                                                        1,307,164     1,384,103      1,349,094
------------------------------------------------------------------------------------------------------------------------------
Operating Profit                                                                          184,026       169,554        211,961
Other Income (Expense):
   Interest income                                                                            820         9,750          9,496
   Interest expense                                                                       (21,564)      (27,854)       (27,661)
   Miscellaneous-- net                                                                     27,078         4,345         (1,007)
------------------------------------------------------------------------------------------------------------------------------
                                                                                            6,334      (13,759)       (19,172)
------------------------------------------------------------------------------------------------------------------------------
Income Before Taxes                                                                       190,360       155,795        192,789
Provision for Income Taxes                                                                 66,631        54,897         67,947
------------------------------------------------------------------------------------------------------------------------------
Income from Continuing Operations                                                         123,729       100,898        124,842
Income from Discontinued Operations, Net of Taxes                                              --        13,672         13,596
------------------------------------------------------------------------------------------------------------------------------
Net Income                                                                            $   123,729   $   114,570    $   138,438
==============================================================================================================================

Basic Net Income per Share:
   Income from continuing operations                                                  $      2.03$         1.51    $      1.82
   Income from discontinued operations                                                         --           .20            .20
------------------------------------------------------------------------------------------------------------------------------
Net Income                                                                            $      2.03    $     1.71    $      2.02
------------------------------------------------------------------------------------------------------------------------------
Average Basic Shares Outstanding                                                           60,919        66,981         68,555

Diluted Net Income per Share:
   Income from continuing operations                                                  $      2.03    $     1.50    $      1.80
   Income from discontinued operations                                                         --           .20            .20
------------------------------------------------------------------------------------------------------------------------------
Net Income                                                                            $      2.02    $     1.70    $      2.00
------------------------------------------------------------------------------------------------------------------------------
Average Diluted Shares Outstanding                                                         61,399        67,460         69,368
==============================================================================================================================

See Notes to Consolidated Financial Statements.

                                                                              --
                                                Crane Co / 2000 Annual Report 15
                                                                              --

--------------------------------------------------------------------------------
                          Consolidated Balance Sheets
--------------------------------------------------------------------------------

Balance at December 31, (in thousands except share data)                                            2000             1999
-------------------------------------------------------------------------------------------------------------------------
Assets
Current Assets:
   Cash and cash equivalents                                                                $     10,926      $     3,245
   Accounts receivable                                                                           209,817          206,468
   Inventories
     Finished goods                                                                               87,118          107,006
     Finished parts and subassemblies                                                             53,361           57,667
     Work in process                                                                              24,749           23,471
     Raw materials                                                                                71,101           71,330
-------------------------------------------------------------------------------------------------------------------------
   Total inventories                                                                             236,329          259,474
   Deferred tax asset                                                                             31,455           25,841
   Other current assets                                                                           11,625           10,132
-------------------------------------------------------------------------------------------------------------------------
Total Current Assets                                                                             500,152          505,160
Property, Plant and Equipment:
   Land                                                                                           32,338           29,033
   Buildings and improvements                                                                    132,142          124,220
   Machinery and equipment                                                                       424,953          426,010
-------------------------------------------------------------------------------------------------------------------------
   Gross property, plant and equipment                                                           589,433          579,263
   Less accumulated depreciation                                                                 343,322          322,614
-------------------------------------------------------------------------------------------------------------------------
Net Property, Plant and Equipment                                                                246,111          256,649
Other Assets                                                                                      39,116           45,771
Intangibles                                                                                       39,599           43,796
Cost in Excess of Net Assets Acquired                                                            318,873          329,321
-------------------------------------------------------------------------------------------------------------------------
                                                                                            $  1,143,851      $ 1,180,697
=========================================================================================================================
Liabilities and Shareholders' Equity
Current Liabilities:
   Current maturities of long-term debt                                                     $        326      $       385
   Loans payable                                                                                  14,532           13,271
   Accounts payable                                                                               92,249           87,611
   Accrued liabilities                                                                           104,361          116,098
   U.S. and foreign taxes on income                                                               20,509           16,150
-------------------------------------------------------------------------------------------------------------------------
Total Current Liabilities                                                                        231,977          233,515
Long-Term Debt                                                                                   213,790          286,772
Other Liabilities                                                                                 22,746           25,927
Accrued Postretirement Benefits                                                                   29,653           31,709
Accrued Pension Liabilities                                                                       10,536            8,798
Deferred Income Taxes                                                                             28,386           25,866
Preferred Shares, par value $.01; 5,000,000 shares authorized                                         --               --
Common Shareholders' Equity:
   Common shares, par value $1.00; Authorized: 200,000,000 Issued: 72,426,139 shares;
   Outstanding: 60,426,161 shares (62,802,471 in 1999) after deducting
   11,999,978 shares in treasury (9,623,668 in 1999)                                              72,426           72,426
   Capital surplus                                                                               101,144           98,289
   Retained earnings                                                                             720,864          623,421
   Accumulated other comprehensive income (loss)                                                 (31,096)         (22,481)
   Common shares held in treasury                                                               (256,575)        (203,545)
-------------------------------------------------------------------------------------------------------------------------
Total Common Shareholders' Equity                                                                606,763          568,110
-------------------------------------------------------------------------------------------------------------------------
                                                                                            $  1,143,851      $ 1,180,697
=========================================================================================================================

See Notes to Consolidated Financial Statements.

                              --
Crane Co / 2000 Annual Report 16
                              --

--------------------------------------------------------------------------------
                     Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------

For Years Ended December 31, (in thousands)                                          2000           1999           1998
-----------------------------------------------------------------------------------------------------------------------
Operating Activities:
   Income from continuing operations                                          $   123,729   $    100,898   $    124,842
   Non-cash special charges                                                            --         16,765             --
   Gain on sale of assets                                                         (26,646)        (2,582)            --
   Depreciation and amortization                                                   55,281         62,312         55,873
   Deferred income taxes                                                           (2,689)         6,489          4,412
   Cash provided from (used for) operating working capital                          5,338         36,678         (8,129)
   Other                                                                           (3,837)        (9,856)        (4,279)
-----------------------------------------------------------------------------------------------------------------------
     Total Provided from Operating Activities                                     151,176        210,704        172,719
-----------------------------------------------------------------------------------------------------------------------
Investing Activities:
   Capital expenditures                                                           (29,977)       (28,988)       (48,743)
   Proceeds from disposition of capital assets                                      1,779          6,253          8,013
   Purchase of equity investments                                                      --         (2,029)          (750)
   Sale of equity investments                                                      31,556          5,361             --
   Payments for acquisitions, net of cash and liabilities assumed of
     $909 in 2000, $7,004 in 1999, and $13,725 in 1998                            (11,921)       (32,760)      (177,512)
   Proceeds from divestitures                                                      14,000          6,881          4,276
-----------------------------------------------------------------------------------------------------------------------
     Total Provided from (Used for) Investing Activities                            5,437        (45,282)      (214,716)
-----------------------------------------------------------------------------------------------------------------------
Financing Activities:
   Equity:
     Dividends paid                                                               (24,323)       (26,704)       (25,199)
     Reacquisition of shares-- open market                                        (62,296)      (124,024)       (11,329)
     Reacquisition of shares-- stock incentive program                             (4,374)          (780)       (10,895)
     Stock options exercised                                                       12,388          6,191          9,250
-----------------------------------------------------------------------------------------------------------------------
                                                                                  (78,605)      (145,317)       (38,173)
-----------------------------------------------------------------------------------------------------------------------
   Debt:
     Issuance of long-term debt                                                    86,200        181,200        143,565
     Repayments of long-term debt                                               ( 158,576)      (265,114)        (5,317)
     Net increase (decrease) in short-term debt                                     2,393       (23,594)        (19,929)
-----------------------------------------------------------------------------------------------------------------------
                                                                                  (69,983)      (107,508)       118,319
-----------------------------------------------------------------------------------------------------------------------
     Total (Used for) Provided from Financing Activities                         (148,588)      (252,825)        80,146
-----------------------------------------------------------------------------------------------------------------------
Cash provided from (used for) discontinued operations                                  --         75,091        (31,381)
Effect of exchange rate on cash and cash equivalents                                 (344)          (638)           905
-----------------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Cash and Cash Equivalents                                    7,681        (12,950)         7,673
Cash and cash equivalents at beginning of year                                      3,245         16,195          8,522
-----------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                                      $    10,926   $      3,245  $      16,195
-----------------------------------------------------------------------------------------------------------------------
Detail of Cash Provided from (Used for) Operating Working Capital
(Net of Effects of Acquisitions):
   Accounts receivable                                                        $    (9,810)  $     31,934  $         276
   Inventories                                                                     17,806         17,335        (11,266)
   Other current assets                                                              (140)         8,283         (5,129)
   Accounts payable                                                                 8,300         (5,688)        (3,694)
   Accrued liabilities                                                            (13,002)       (14,551)         6,449
   U.S. and foreign taxes on income                                                 2,184           (635)         5,235
-----------------------------------------------------------------------------------------------------------------------
     Total                                                                    $     5,338   $     36,678  $      (8,129)
-----------------------------------------------------------------------------------------------------------------------
Supplemental Disclosure of Cash Flow Information:
   Interest paid                                                              $    21,596   $     28,726  $     25,142
   Income taxes paid                                                          $    59,117   $     54,825  $     63,358
=======================================================================================================================

See Notes to Consolidated Financial Statements.

                                                                              --
                                                Crane Co / 2000 Annual Report 17
                                                                              --

--------------------------------------------------------------------------------
                          Consolidated Statements of
                    Changes in Common Shareholders' Equity
--------------------------------------------------------------------------------


                                             Common                                             Accumulated                  Total
                                             Shares                                                   Other   Treasury       Common
                                          Issued at      Capital     Retained  Comprehensive  Comprehensive      Stock Shareholders'
(in thousands except share data)          Par Value      Surplus     Earnings         Income  Income (Loss)    at Cost       Equity
-----------------------------------------------------------------------------------------------------------------------------------
At January 1, 1998                          $72,426     $ 89,624     $460,682                  $   (16,550) $ (73,638)    $532,544
===================================================================================================================================
Net income                                                            138,438      $ 138,438                               138,438
Cash dividends                                                        (25,199)                                             (25,199)
Reacquisition of 702,276 shares                                                                               (22,224)     (22,224)
Exercise of stock options, 780,902
shares                                                                                                          9,250        9,250
Tax benefit -- exercise of stock options                   6,638                                                             6,638
Restricted stock awarded, 104,787
shares, net                                                               876                                   4,397        5,273
Currency translation adjustment                                                       (1,486)       (1,486)                 (1,486)
-----------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                                 136,952
===================================================================================================================================
Balance December 31, 1998                    72,426       96,262      574,797                      (18,036)   (82,215)     643,234
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                            114,570        114,570                               114,570
Dividend of Huttig shares                                             (42,382)                                             (42,382)
Cash dividends                                                        (26,704)                                             (26,704)
Reacquisition of 6,063,254 shares                                                                            (126,469)    (126,469)
Exercise of stock options, 419,914                                                                              6,191        6,191
shares
Tax benefit-- exercise of stock options                    2,027                                                             2,027
Restricted stock forfeited, 50,083
shares, net                                                             3,140                                  (1,052)       2,088
Currency translation adjustment                                                       (4,445)       (4,445)                 (4,445)
-----------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                                 110,125
==================================================================================================================================
Balance December 31, 1999                    72,426       98,289      623,421                      (22,481)  (203,545)     568,110
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                            123,729        123,729                               123,729
Cash dividends                                                        (24,323)                                             (24,323)
Reacquisition of 3,068,375 shares                                                                             (65,012)     (65,012)
Exercise of stock options 796,617 shares                                                                       12,388       12,388
Tax benefit -- exercise of stock options                   2,855                                                             2,855
Restricted stock forfeited, 104,552
shares, net                                                            (1,963)                                   (406)      (2,369)
Currency translation adjustment                                                       (8,615)       (8,615)                 (8,615)
-----------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                                 115,114
==================================================================================================================================
Balance December 31, 2000                   $72,426     $101,144    $ 720,864                  $   (31,096) $(256,575)    $606,763
==================================================================================================================================

See Notes to Consolidated Financial Statements.

--
18   Crane Co / 2000 Annual Report
--

--------------------------------------------------------------------------------
                  Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Accounting Policies

Consolidation -- The consolidated financial statements include all majority-owned subsidiaries. Investments in affiliates over which the company exercises significant influence but which it does not control (generally 20% to 50% ownership) are accounted for under the equity method. All intercompany items have been eliminated.

Use of Estimates -- The company's financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. These require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results may differ from those estimated. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the financial statements in the period in which they are determined to be necessary.

Revenue Recognition -- Sales revenue is recorded when a product is shipped and title passes to the customer.

Income Taxes -- Income tax expense is based on reported earnings before income taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes using currently enacted tax rates.

Net Income Per Share -- The company's basic earnings per share calculations are based on the weighted average number of common shares outstanding during the year. Diluted earnings per share gives effect to all dilutive potential common shares outstanding during the year.

(In thousands, except per share data)     2000      1999        1998
--------------------------------------------------------------------
Income from continuing operations $123,729 $100,898 $124,842 Income from discontinued
operations                                  --    13,672      13,596
--------------------------------------------------------------------
Net income                            $123,729  $114,570    $138,438
--------------------------------------------------------------------
Average basic shares outstanding        60,919    66,981      68,555
Effect of dilutive stock options           480       479         813
--------------------------------------------------------------------
Average diluted shares
outstanding                             61,399    67,460      69,368
--------------------------------------------------------------------
Basic Net Income Per Share:
   Income from continuing
     operations                       $   2.03  $   1.51    $   1.82
   Income from discontinued
     operations                             --       .20         .20
--------------------------------------------------------------------
   Net Income                         $   2.03  $   1.71    $   2.02
Diluted Net Income Per Share:
   Income from continuing
     operations                       $   2.02  $   1.50    $   1.80
   Income from discontinued
     operations                             --       .20         .20
--------------------------------------------------------------------
   Net Income                         $   2.02  $   1.70    $   2.00
====================================================================

Cash and Cash Equivalents -- Marketable securities with original maturities of three months or less are considered to be cash equivalents.

Accounts Receivable -- Receivables are carried at net realizable value.

     A summary of the allowance for doubtful accounts at December 31, follows:

(in thousands) for years ended December 31,      2000    1999     1998
-----------------------------------------------------------------------
Balance at beginning of year                  $ 7,073 $ 6,199   $ 5,636
Provisions                                      7,093   5,928     2,665
Deductions                                     (6,069) (5,054)   (2,102)
-----------------------------------------------------------------------
Balance at end of year                        $ 8,097 $ 7,073   $ 6,199
=======================================================================

Inventories -- Inventories are stated at the lower of cost or market principally on the last-in, first-out (LIFO) method of inventory valuation. The reduction of inventory quantities has resulted in a liquidation of LIFO inventories acquired at lower costs prevailing in prior years. Liquidations have reduced cost of sales by $1.3 million in 2000, $2.7 million in 1999 and $.6 million in 1998. Replacement cost would have been higher by $21.4 million and $23.1 million at December 31, 2000 and 1999, respectively.

Property, Plant and Equipment -- Depreciation is provided by the straight-line method over the estimated useful lives of the respective assets, which range from three to twenty-five years.

                                                                              --
                                                Crane Co / 2000 Annual Report 19
                                                                              --

Intangibles -- Intangible assets are being amortized on a straight-line basis over their estimated useful lives, which range from five to twenty years.The accumulated amortization was $22.9 million and $19.3 million at December 31, 2000 and 1999, respectively.

Cost in Excess of Net Assets Acquired (Goodwill) -- Cost in excess of net assets acquired is being amortized on a straight-line basis ranging from fifteen to forty years.The accumulated amortization was $69.4 million and $52.5 million at December 31, 2000 and 1999, respectively.

Valuation of Long-Lived Assets -- The company periodically evaluates the carrying value of long-lived assets, including goodwill and other intangible assets, when events and circumstances warrant such a review.The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

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

Currency Translation -- Assets and liabilities of subsidiaries that prepare financial statements in currencies other than the U.S. dollar are translated at the rate of exchange in effect on the balance sheet date; results of operations are translated at the average rates of exchange prevailing during the year. The related translation adjustments are included in accumulated other comprehensive income (loss) in a separate component of common shareholders' equity.

Financial Instruments -- The company periodically enters into interest rate swap agreements to moderate its exposure to interest rate changes and to lower the overall cost of borrowings. The differential to be paid or received is accrued as interest rates change and is recognized in income over the life of the agreements. No agreements were outstanding at December 31, 2000 and 1999. In addition, the company periodically uses option contracts and forward foreign exchange contracts to hedge anticipated transactions and firm purchase and sale commitments. Gains and losses on such contracts that are qualifying hedges are deferred and recognized as part of the related transactions. All other contracts are marked to market on a current basis and the respective gains and losses are recognized in other income (expense). At December 31, 2000, the company was a party to a euro-denominated call option with a notional amount of 50 million euros expiring in March 2001, related to the Alfa Laval acquisition which is expected to close by the end of April 2001.The fair value of this instrument was $4.2 million at December 31, 2000 and is included in other current assets.

Recently Issued Accounting Standards -- The company is required to implement the Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", in the first quarter of fiscal 2001. The company has historically made limited use of derivative instruments and financial hedges.The impact of the new accounting pronouncement on the financial statements will be immaterial.

   In December 1999, the Securities and Exchange Commission staff released Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB
101), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements and which was effective in the fourth quarter of 2000.The adoption of SAB 101 did not have a material effect on the company's financial position or results of operations.

Special Charges

The pre-tax special charges of $35.0 million taken in 1999 were principally for a series of actions to reduce the fixed cost base in Aerospace, Engineered Materials, Fluid Handling and Controls by closing or consolidating facilities, reducing staff, rationalizing product lines and for other unusual items. In total, five manufacturing facilities have been closed or ceased production. Severance costs have been recognized in connection with the involuntary termination of 550 employees, of whom 380 were terminated prior to December 31, 1999, and the remainder were terminated in 2000. Expenditures in 2000 for these facility closure and severance costs that exceeded the amounts accrued at December 31, 1999, were charged to the income statement in 2000.The asset impairments and disposals were the result of management's decision to close certain manufacturing and peripheral facilities in the Fluid Handling segment.The impairments involve the write-off of goodwill related to certain businesses that were exited and the disposal of equipment. The goodwill was reduced to zero and the equipment was reduced to estimated fair valve, based on estimated proceeds from disposition. The charge was included in cost of sales. A summary of the special charges for the year ended December 31, 1999, is as follows:

(in thousands)                                     Total
--------------------------------------------------------
Severance costs                                 $  6,258
Facility closure costs                             3,553
Product liability costs                            7,347
Other items                                        1,064
--------------------------------------------------------
   Total cash                                   $ 18,222
--------------------------------------------------------
Inventory markdowns                               12,248
Asset impairments and disposals                    4,517
--------------------------------------------------------
   Total non-cash                                 16,765
--------------------------------------------------------
Total                                           $ 34,987
========================================================

Research and Development

Research and development and engineering costs are expensed when incurred.These costs were approximately $55.0 million, $58.9 million and $70.9 million in 2000, 1999 and 1998, respectively. Included in these amounts were approximately $6.7 million, $7.4 million and $15.8 million received in 2000, 1999 and 1998, respectively, for customer-sponsored research and development.

--
20 Crane Co / 2000 Annual Report
--

Discontinued Operations

On December 6, 1999, the company's Board of Directors approved the spin-off of its Huttig Building Products ("Huttig") subsidiary effective December 16, 1999, to shareholders of record as of December 8, 1999. Huttig common shares were distributed on the basis of one share of Huttig for every 4.5 shares of Crane Co. common stock. Prior to the spin-off, Huttig transferred $68 million to the company, which the company used to pay down debt.

     Huttig's results of operations and cash contributions to Crane have been reflected in the accompanying financial statements as a discontinued operation.

     Summarized financial information for discontinued operations is set forth below:

(in thousands except per share amounts)                     1999           1998
--------------------------------------------------------------------------------
Net sales                                              $ 760,723      $ 707,450
Income before taxes                                       21,833(a)      21,851
Net income                                                13,672         13,596
Diluted net income per share                                 .20            .20
--------------------------------------------------------------------------------
(a) Includes pension plan curtailment gain of $7.2 million.


Miscellaneous -- Net

(in thousands) for years ended December 31,    2000         1999           1998
--------------------------------------------------------------------------------
Gain (loss) on disposition of
capital assets                             $   (265)    $  1,712      $     307
Gain on sale of equity investments
   and related product line                  26,646(a)     2,582             --
Unrealized foreign exchange gain              2,597           --             --
Other                                        (1,900)          51         (1,314)
--------------------------------------------------------------------------------
                                           $ 27,078     $  4,345      $  (1,007)
--------------------------------------------------------------------------------
(a) Reflects gain on sale of investment in Powec AS and related telecommunications power supply product line.

Income Taxes
Income (loss) before taxes is as follows:

(in thousands) for years ended December 31,    2000         1999           1998
--------------------------------------------------------------------------------
U.S. operations                            $174,879     $160,888      $ 176,030
Non-U.S. operations                          15,481       (5,093)        16,759
--------------------------------------------------------------------------------
                                           $190,360     $155,795      $ 192,789
--------------------------------------------------------------------------------

The provision for income taxes consists of:

(in thousands) for years ended December 31,    2000         1999           1998
--------------------------------------------------------------------------------
Current:
   U.S. federal tax                        $ 59,369     $ 41,007      $  54,066
   State and local tax                        4,374        2,100          3,548
   Non-U.S. tax                               5,577        5,301          5,921
--------------------------------------------------------------------------------
                                             69,320       48,408         63,535
--------------------------------------------------------------------------------
Deferred:
   U.S. federal tax                          (5,656)       8,799          3,150
   State and local tax                         (127)       2,194            386
   Non-U.S. tax                               3,094       (4,504)           876
--------------------------------------------------------------------------------
                                             (2,689)       6,489          4,412
--------------------------------------------------------------------------------
Provision for income taxes                 $ 66,631     $ 54,897      $  67,947
--------------------------------------------------------------------------------

   Reconciliation of the statutory U.S. federal rate to the effective tax rate is as follows:

(in thousands) for years ended December 31,    2000         1999        1998
--------------------------------------------------------------------------------
Statutory U.S. federal tax at 35%          $ 66,631     $ 54,528     $ 67,476
Increase (reduction) from:
   Non-U.S. taxes                             3,253        2,606          931
   State and local taxes                      2,761        2,879        2,595
   Non-deductible goodwill                    4,697        4,836        3,391
   Foreign Sales Corporation                 (6,227)      (6,033)      (2,974)
   Other                                     (4,484)      (3,919)      (3,472)
--------------------------------------------------------------------------------
Provision for income taxes                 $ 66,631     $ 54,897     $ 67,947
--------------------------------------------------------------------------------
Effective tax rate                             35.0%        35.2%        35.2%
--------------------------------------------------------------------------------

At December 31, 2000, the company had unremitted earnings of foreign subsidiaries of $100.8 million. Because these earnings, which reflect full provision for non-U.S. income taxes, are indefinitely reinvested in non-U.S. operations or can be remitted substantially free of additional tax, no provision has been made for taxes that might be payable upon remittance of such earnings.

     The components of deferred tax assets and liabilities included on the balance sheet at December 31 are as follows:

(in thousands) December 31,                   2000         1999
-----------------------------------------------------------------
Deferred tax assets:
Postretirement benefits                    $  11,951    $  12,333
Inventory                                      5,128        5,691
Insurance                                      6,141        6,259
Environmental                                  2,789        3,884
Tax loss and credit carryforwards             11,137        8,869
Deferred compensation                          5,269        5,684
Other                                         24,362       15,792
-----------------------------------------------------------------
Total                                         66,777       58,512
   Less valuation allowance on tax
     loss and credit carryforwards             7,256        4,375
-----------------------------------------------------------------
Total deferred tax assets, net                59,521       54,137
-----------------------------------------------------------------
Deferred tax liabilities:
Depreciation                                 (34,816)     (32,329)
Intangibles                                  (11,432)     (12,668)
Pension                                      (10,204)      (9,165)
-----------------------------------------------------------------
Total deferred liabilities                   (56,452)     (54,162)
-----------------------------------------------------------------
Net deferred asset (liability)             $   3,069    $     (25)
=================================================================

                                                                              --
                                                Crane Co / 2000 Annual Report 21
                                                                              --

As of December 31, 2000, the company had net operating loss (NOL) carryforwards and tax credit carryforwards that will expire, if unused, as follows:


                      Non-U.S.   Non -U.S      U.S.       U.S.       U.S.
(in thousands)        National     R&D         State     Federal     R&D
year of expiration      NOL       Credit        NOL        NOL      Credit
----------------------------------------------------------------------------
2000-2004             $  1,005    $  --      $ 24,498    $   803    $  --
After 2004               4,521      118        44,104        560      961
Indefinite              15,195       --            --         --       --
----------------------------------------------------------------------------
Total                 $ 20,721    $ 118      $ 68,602    $ 1,363    $ 961
============================================================================
Deferred tax
   asset on tax
   carryforwards      $  6,651    $ 118      $  2,930    $   477    $ 961
============================================================================

Of the total $11.1 million deferred tax asset on tax carryforwards at December 31, 2000, $7.3 million has been offset by the valuation allowance because of the uncertainty of ultimately realizing these future benefits.

Accrued Liabilities

(in thousands) December 31,                     2000         1999
-------------------------------------------------------------------
Employee-related expenses                  $  49,746    $  51,878
Insurance                                     10,060        9,202
Environmental                                  1,805        2,648
Warranty and product liability                10,899       13,473
Professional fees                              2,125        2,781
Sales allowances                               7,576        7,003
Customer advanced payments                     2,202        1,772
Interest                                       4,446        4,478
Taxes other than income                        2,400        3,285
Pensions                                       3,111        4,859
Other                                          9,991       14,719
-------------------------------------------------------------------

                                           $ 104,361    $ 116,098
===================================================================

Other Liabilities

(in thousands) December 31,                     2000       1999
-------------------------------------------------------------------
Environmental                               $  5,681   $  7,337
Insurance                                      6,744      6,893
Minority interest                              1,031      2,215
Other                                          9,290      9,482
-------------------------------------------------------------------
                                            $ 22,746   $ 25,927
===================================================================

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

     Postretirement health care and life insurance benefits are provided for certain domestic and non-U.S. employees hired before January 1, 1990, who meet minimum age and service requirements. The company does not pre-fund these benefits and has the right to modify or terminate the plan.

     The following table sets forth the amounts recognized in the company's balance sheet at December 31, for company-sponsored defined benefit pension and post-retirement benefit plans:

                                      Pension Benefit                Postretirement Benefits
-----------------------------------------------------------------------------------------------
(in thousands) December 31,         2000                 1999            2000        1999
-----------------------------------------------------------------------------------------------
Change in benefit obligation:
Benefit obligation at
   beginning of year             $ 317,892          $  329,032       $  16,997   $  20,390
Service cost                         9,503              12,574             165         146
Interest cost                       20,724              20,427           1,331       1,163
Plan participants'
   contributions                       773                 964           1,144       1,445
Amendments                            (487)              1,334              --        (959)
Actuarial (gain) loss               (6,574)            (24,813)          2,320      (1,569)
Benefits paid                      (16,235)            (15,837)         (2,977)     (3,619)
Foreign currency exchange
   rate (gain) loss                (10,161)             (1,072)             --          --
Acquisition/divestitures                --              (4,717)             --          --
-----------------------------------------------------------------------------------------------
Benefit obligation at
   end of year                     315,435             317,892          18,980      16,997
-----------------------------------------------------------------------------------------------
Change in plan assets:
Fair value of plan assets
   at beginning of year            451,114             436,508
Actual return on
   plan assets                      14,215              26,939
Foreign currency exchange
   rate gain (loss)                (15,608)               (565)
Employer contributions                 566               1,019
Plan participants'
   contributions                       773                 964
Benefits paid                      (16,235)            (15,837)
Acquisition/divestitures                --               2,086
-----------------------------------------------------------------------------------------------
Fair value of plan assets
   at end of year                  434,825             451,114
-----------------------------------------------------------------------------------------------
Funded status                      119,390             133,222         (18,980)    (16,997)
Unrecognized actuarial
   (gain) loss                     (90,508)           (105,194)         (9,904)    (13,848)
Unrecognized prior
   service cost                      1,765               1,793            (769)       (864)
Unrecognized transition
   (asset)/obligation                 (946)             (4,694)             --          --
-----------------------------------------------------------------------------------------------
Prepaid benefit/
   (accrued cost)                $  29,701          $   25,127       $ (29,653)  $ (31,709)
===============================================================================================

--
22 Crane Co / 2000 Annual Report
--

                                              Pension Benefits
----------------------------------------------------------------
(in thousands) December 31,                    2000        1999
----------------------------------------------------------------

Balance sheet classification:
   Other assets                             $ 38,274    $ 29,505
   Accrued liabilities                           (69)     (1,719)
   Accrued pension liabilities                (8,504)     (2,659)
----------------------------------------------------------------
                                            $ 29,701    $ 25,127
================================================================

(Dollars in thousands                  Pension Benefits         Postretirement Benefits
-------------------------------------------------------------------------------------------
December 31,                   2000       1999        1998       2000      1999     1998
-------------------------------------------------------------------------------------------
Weighted average
   assumptions as
   of December 31:
Discount rate                  6.98%      6.92%       6.68%      7.75%      7.5%     6.75%
Expected rate of
   return on
   plan assets                 7.88%      8.12%       8.27%        --        --        --
Rate of compensation
   increase                    4.59%      4.53%       4.81%        --        --        --
-------------------------------------------------------------------------------------------
Components of net
   periodic benefit cost:
Service cost               $  9,503   $ 12,574    $ 11,062    $   165  $    146   $   173
Interest cost                20,724     20,427      18,860      1,331     1,163     1,378
Expected rate
   of return on
   plan assets              (33,182)   (32,461)    (30,833)        --        --        --
Amortization of
   prior service cost          (872)      (748)       (678)       (95)      (95)       --
Recognized net
   actuarial loss
   (gain)                    (3,503)    (2,092)     (1,161)      (786)     (959)     (958)
-------------------------------------------------------------------------------------------
Net periodic
   (benefit) cost          $ (7,330)  $ (2,300)   $ (2,750)   $   615  $    255   $   593
===========================================================================================

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $8.7 million, $8.0 million and $7.3 million, and $9.7 million, $8.8 million and $7.6 million, as of December 31, 2000 and 1999, respectively.

     At December 31, 2000, substantially all plan assets were invested in listed stocks and bonds.These investments included common stock of the company, which represents 5% of plan assets.

     The company participates in several multi-employer pension plans, which provide benefits to certain employees under collective bargaining agreements. Total contributions to these plans were approximately $1.1 million in 2000 and 1999 and $1.0 million in 1998.

     The company's subsidiaries ELDEC Corporation and Interpoint Corporation have a money purchase plan to provide retirement benefits for all eligible employees. The annual contribution is 5% of each eligible participant's gross compensation. The contributions for 2000, 1999 and 1998 were $2.1 million, $2.5 million and $2.2 million, respectively.

     The company and its subsidiaries sponsor savings and investment plans that are available to eligible employees of the company and its subsidiaries. The company made contributions to the plans of approximately $5.4 million in 2000 and 1999 and $4.7 million in 1998.

     For the purpose of estimating the postretirement liability, the cost of covered benefits was assumed to increase 8.0% for 2000, and then to decrease gradually to 5.25% by 2005 and remain at that level thereafter. In 1999, the cost of covered benefits was assumed to increase 7.7%, and then to decrease gradually to 5.0% by 2005 and remain at that level thereafter.

                                            1 Percentage     1 Percentage
(in thousands)                             Point Increase   Point Decrease
-----------------------------------------------------------------------------
Effect on total of service and interest
   cost components                             $   120        $   105
Effect on postretirement benefit obligation      1,296          1,149
-----------------------------------------------------------------------------

Short-Term Financing

The weighted average interest rate for loans payable, consisting of short-term bank borrowings of $14.5 million and $13.3 million at December 31, 2000 and 1999, was 6.7% and 5.9%, respectively. As of December 31, 2000, the company had unused domestic lines of credit totaling $150.0 million and unused foreign lines of credit totaling $21.1 million.These lines of credit are typically available for borrowings up to 364 days and are renewable at the option of the lender.

Long-Term Financing

(in thousands) December 31,                     2000         1999
-------------------------------------------------------------------
Crane Co.
   8.50% notes due 2004                    $ 100,000      100,000
   Original issue discount                      (269)        (352)
   Deferred financing costs                     (223)        (290)
-------------------------------------------------------------------
                                             99,508       99,358
-------------------------------------------------------------------
   6.75% notes due 2006                      100,000      100,000
   Original issue discount                      (215)        (253)
   Deferred financing costs                     (703)        (849)
-------------------------------------------------------------------
                                              99,082       98,898
-------------------------------------------------------------------
   Credit facility                                --       66,800
   Deferred financing costs                      (74)         (88)
-------------------------------------------------------------------
                                                 (74)       66,712
-------------------------------------------------------------------
Total Crane Co.                              198,516      264,968
-------------------------------------------------------------------
Subsidiaries
   Industrial revenue bonds                    1,100        1,485
   Various loans-- 6.0% average rate          14,500       20,704
-------------------------------------------------------------------
Total Subsidiaries                            15,600       22,189
-------------------------------------------------------------------
   Total long-term debt                      214,116      287,157
   Less current portion                          326          385
-------------------------------------------------------------------
   Long-term debt, net of current
   portion                                 $ 213,790    $ 286,772
===================================================================

                                                Crane Co / 2000 Annual Report 23
                                                                              --

At December 31, 2000, the principal amounts of long-term debt repayments required for the next five years are $.3 million in 2001, $2.3 million in 2002, $0 million in 2003, $113.0 million in 2004, and $0 million in 2005.

     At December 31, 2000, the company had a $300 million contractually committed long-term bank credit facility under which the company can borrow, repay or, to the extent permitted by the agreement, prepay loans and reborrow at any time prior to the termination date of November 2003. Proceeds may be used for general corporate purposes or to provide financing for acquisitions. The agreement contains certain covenants, including limitations on indebtedness and liens. No loans were outstanding under this agreement at year-end. The company also has a $300 million shelf registration filed with the Securities and Exchange Commission, all of which remains unissued.

Fair Value of Financial Instruments

The carrying value of investments and short-term debt approximates the fair value. Long-term debt rates currently available to the company for debt with similar terms and remaining maturities are used to estimate the fair value for debt issues that are not quoted on an exchange. The estimated fair value of long-term debt at December 31, 2000, was $217.9 million compared with a carrying value of $213.8 million.

     The company is a party to a contractually committed off-balance sheet chattel paper financing facility that enables its National Vendors operation to offer various sales support financing programs to its customers. Recourse to the company for all uncollectible loans made to National Vendors' customers by the banks under this agreement is limited.

Leases

The company leases certain facilities, vehicles and equipment. Future minimum payments, by year, and in the aggregate, under leases with initial or remaining terms of one year or more consisted of the following at December 31, 2000:

                                               Minimum
                                Operating     Sublease
(in thousands) December 31,        Leases       Income      Net
-----------------------------------------------------------------
2001                              $ 8,235      $  564    $ 7,671
2002                                6,755         337      6,418
2003                                5,741         337      5,404
2004                                4,644         235      4,409
2005                                3,565         160      3,405
Thereafter                          2,763         102      2,661
-----------------------------------------------------------------
Total minimum lease payments      $31,703      $1,735    $29,968
=================================================================

Rental expense was $10.6 million, $9.7 million and $9.3 million for 2000, 1999 and 1998, respectively.

Contingencies

The company has established insurance programs to cover product and general liability losses.These programs have deductible amounts of $5 million per claim, $10 million aggregate per policy year before coverage begins, with the exception of aircraft products, and non-U.S. claims, which have first-dollar coverage.The company does not deem its deductible exposure to be material.

     As of December 31, 2000, the company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material effect on the company's financial condition and results of operations.

     The company continues to be involved in various remediation actions to clean up hazardous wastes as required by federal and state laws. Estimated future environmental remediation cost was $7.5 million at December 31, 2000, which was fully accrued. In certain of these actions, the company is one of several potentially responsible parties (PRPs). As a PRP, the company could be liable for all clean-up costs despite the involvement of other PRPs. Given the financial stability of the other PRPs, the company believes this is unlikely, and the accrual represents management's best estimate, based on current facts and circumstances, with respect to the ultimate liability that will be apportioned to the company. The company spent $2.5 million on environmental costs in 2000, and expects to pay remediation costs of approximately $1.8 million in 2001.The annual level of future remediation expenditures is difficult to estimate because of the many uncertainties relating to conditions of individual sites, as well as uncertainties about the status of environmental laws and regulations and developments in remedial technology. In addition, the company is a minor/de minimis PRP at certain third-party environmental remediation sites where remediation obligations are joint and several, and the company, as part of its estimate of potential liability, periodically reviews whether the major PRPs have the ability to fulfill their portion of such remediation obligations. The company is not aware of any significant additional liability that would result from the inability of other PRPs to fulfill their obligations. Overall, the company's liability for the required remedial actions being implemented or engineered is not, individually or in the aggregate, expected to be material.

     As of December 31, 2000, the company was a defendant (among a number of defendants, typically 15 to 40) in approximately 5,460 actions filed in various state and federal courts alleging injury or death as a result of exposure to asbestos in products allegedly manufactured or sold by the company. The liability recorded for asbestos claims constitutes management's best estimate of such costs for pending and future claims.The company cautions, however, that inherent in its estimate of liabilities are expected trends in claim severity, frequency, and other factors, which may vary as claims are filed and settled or otherwise disposed of. Accordingly, these matters, if resolved in a manner different from the estimate, could have a material effect on the operating results or cash flows in future periods. While it is not possible to predict with certainty the ultimate outcome of these lawsuits and contingencies, the company believes, after consultation with counsel, that resolution of these matters is not expected to have a material effect on the company's financial position or liquidity.

Acquisitions, Divestitures and Investments

The company reviews potential acquisition candidates with market and technology positions that provide meaningful opportunities in the markets in which it already has a presence, or which afford significant financial reward, and may dispose of operations when consistent with its overall goals and strategies.

--
24 Crane Co / 2000 Annual Report
--

     During 2000, the company completed two acquisitions at a total cost of $11.9 million. In March, the company acquired Streamware Corporation, a privately-held company based in Norwood, Massachusetts, and a leading provider of business management software and market analysis tools for the vending and food service industry. In December, the company acquired the assets of the Valve Repair Division of Groth Corporation, which will make it possible to expand into safety valve testing and repair in the Key Houston, Texas, market. Cost in excess of net assets acquired for these two acquisitions amounted to $8.5 million and is being amortized over 15 years.

     In December 2000, the company entered into an agreement to purchase the Industrial Flow Group of Alfa Laval Holding for approximately $47 million.This transaction is expected to close by the end of April 2001.

     In October 1999, the company acquired Stentorfield, Ltd., based in Chippenham, England, for $32.8 million. Stentorfield, a designer and manufacturer of beverage vending machines, serves the U.K. and European markets with a broad line of full-size and tabletop products for the hotel, restaurant, office coffee service and vending industries.This business was integrated with the company's National Vendors business, and allows National Vendors to provide a "one-stop" product offering of snack, food and beverage machines for the U.K. and European markets. Costs in excess of net assets acquired amounted to $24.3 million and is being amortized over 20 years.

     During 1998, the company completed four acquisitions at a total cost of $178 million. In May, the company acquired Environmental Products USA, Inc. This business manufactures membrane-based water treatment systems for industrial, commercial and institutional markets. In August, the company acquired Sequentia Holdings, Inc., a manufacturer of fiberglass-reinforced plastic panels for the construction and building products markets. Sequentia complements the company's Kemlite subsidiary, which provides fiberglass-reinforced plastic panels for the transportation and recreational vehicle markets. In September, the company acquired Liberty Technologies, Inc., which develops, manufactures, markets and sells valve, motor, engine and compression condition monitoring products and related services to the nuclear power generation and industrial process markets worldwide. Liberty complements the company's nuclear valve business, which provides valves, valve diagnostic equipment and related services to the nuclear power industry, and the company's Dynalco Controls business, which provides sensors, instrumentation, control products and automation systems for use in industrial engine applications. Also in the fourth quarter of 1998, the company acquired the Plastic-Lined Piping Products division of The Dow Chemical Company. PLPP was integrated with the company's Resistoflex division, which supplies lined pipe and valves to the chemical process and industrial markets. Costs in excess of net assets acquired of $130 million related to the 1998 acquisitions is being amortized over a period ranging from fifteen to twenty years.

     All acquisitions were accounted for by the purchase method. The results of operations for all acquisitions have been included in the financial statements from their respective dates of purchase.

     The following unaudited pro forma financial information presents the combined results of operations of the company and Environmental Products, Sequentia, Liberty Technologies and Plastic-Lined Piping Products as if the acquisitions had taken place at the beginning of 1998. The pro forma amounts give effect to certain adjustments, including the amortization of goodwill and intangibles, increased interest expense and income tax effects. This pro forma information does not necessarily reflect the results of operations as they would have been if the businesses had been managed by the company during these periods and is not indicative of results that may be obtained in the future. Pro forma 1998 results are as follows: net sales revenue of $1.64 billion, net income of $121.2 million and diluted net income per share of $1.75. Pro forma amounts for 1999 and 2000 acquisitions were not presented because their impact on results was not material.

     In May 2000, the company sold its interest in Powec AS, a Norwegian manufacturer of power supplies for the telecommunications industry. In addition, the company's wholly owned ELDEC Corporation subsidiary sold its related telecommunications power supply product line to the same company. Total consideration for both businesses was $45.6 million. The company accounted for its investment in Powec AS using the equity method.

     In April 1999, the company sold Southwest Foundry, acquired as part of the Stockham Valves & Fittings, Inc. transaction, for $.4 million. In December 1999, the company sold its Crane Defense Systems business for $6.4 million in cash and a $.8 million note due in 2002.

     In May 1998, the company sold two foundry operations acquired as part of the Stockham Valves & Fittings, Inc. transaction. Accu-Cast, Inc. and the Aliceville Foundry were sold for a total of $4.3 million.

Preferred Share Purchase Rights

On June 27, 1998, the company adopted a Shareholder Rights Plan to replace the existing Plan, which expired on that date. The company distributed one preferred share purchase right for each outstanding share of common stock.The preferred rights were not exercisable when granted and may only become exercisable under certain circumstances involving actual or potential acquisitions of the company's common stock by a person or affiliated persons. Depending upon the circumstances, if the rights become exercisable, the holder may be entitled to purchase shares of the company's Series A Junior Participating Preferred Stock, or shares of common stock of the acquiring person. Preferred shares purchasable upon exercise of the rights will not be redeemable. Each preferred share will be entitled to preferential rights regarding dividend and liquidation payments, voting power and, in the event of any merger, consolidation or other transaction in which common shares are exchanged, a preferential exchange rate. The rights will remain in existence until June 27, 2008, unless they are earlier terminated, exercised or redeemed. The company has authorized five million shares of $.01 par value preferred stock, of which 500,000 shares have been designated as Series A Junior Participating Preferred Stock.

                                                                              --
                                                Crane Co / 2000 Annual Report 25
                                                                              --

Stock-Based Compensation Plans

The company has three stock-based compensation plans: the Stock Option Plan, the Restricted Stock Award Plan and the Non-Employee Director Stock Compensation Plan. In accounting for its stock-based compensation plans, the company applies the intrinsic value method prescribed by APB No. 25, "Accounting for Stock Issued to Employees." Intrinsic value is the amount by which the market price of the underlying stock exceeds the exercise price of the stock option or award on the measurement date, generally the date of grant. No compensation expense is recognized for the company's stock option plan.The net reversal of previously recorded compensation expense under the company's restricted stock award plans was $2.3 million in 2000, while compensation expense recognized for such plans was $2.1 million in 1999 and $5.0 million in 1998. The pro forma net income and earnings per share listed below reflect the impact of measuring compensation expense for options granted in 2000, 1999 and 1998 in accordance with the fair-value-based method prescribed by SFAS 123, "Accounting for Stock-Based Compensation."These amounts may not be representative of future years' amounts, as options vest over a three-year period and, generally, additional awards are made each year.

(in thousands except per               2000             1999            1998
share data)
----------------------------------------------------------------------------
Net income    As reported        $  123,729       $  114,570     $   138,438
              Pro forma             117,073          108,340         133,071
Net income per share
   Basic      As reported              2.03             1.71            2.02
              Pro forma                1.92             1.62            1.94
----------------------------------------------------------------------------
   Diluted    As reported              2.02             1.70            2.00
              Pro forma                1.91             1.61            1.92
----------------------------------------------------------------------------

The weighted average fair value of options granted was $5.91 per share in 2000, $5.66 per share in 1999 and $11.01 per share in 1998. These estimates were based on the Black-Scholes multiple option-pricing model with the following weighted average assumptions:

                                       2000             1999             1998
-----------------------------------------------------------------------------
Dividend yield                         2.00%            1.85%             .92%
Volatility                            26.46%           25.14%           24.22%
Risk-free interest rates               6.64%            5.07%            5.60%
Expected lives in years                5.11             5.12             5.29
-----------------------------------------------------------------------------

     Options are granted under the Stock Option Plan to officers, other key employees and directors at an exercise price equal to the fair market value of the shares on the date of grant. Options become exercisable at a rate of 50% after the first year, 75% after the second year and 100% after the third year from the date of grant, and expire ten years after the date of grant. A summary of stock option activity follows:

                                                                       Weighted
                                                    Number              Average
(Shares in thousands)                            of Shares       Exercise Price
-------------------------------------------------------------------------------
1998
-------------------------------------------------------------------------------
Options outstanding at beginning of
year                                                 3,603             $14.67
Granted                                              1,482              33.44
Exercised                                             (847)             10.97
Canceled                                               (28)             23.12
-------------------------------------------------------------------------------
Options outstanding at end of year                   4,210              21.95
Options exercisable at end of year                   2,184              14.76


1999
-------------------------------------------------------------------------------
Granted                                              1,577              21.66
Exercised                                             (456)             13.59
Canceled                                              (194)             28.20
-----------------------------------------------------------------------------
Options outstanding at end of year                   5,137              22.36
Options exercisable at end of year                   2,718              20.11

2000
-----------------------------------------------------------------------------
Granted                                              1,134              20.46
Exercised                                             (797)             15.52
Canceled                                              (532)             27.07
-----------------------------------------------------------------------------
Options outstanding at end of year                   4,942              22.52
Options exercisable at end of year                   3,045              22.48
-----------------------------------------------------------------------------

A summary of information regarding stock options outstanding at December 31, 2000, follows:

(Shares in thousands)               Options Outstanding   Options   Exercisable
-------------------------------------------------------------------------------
                                   Weighted    Weighted                Weighted
                   Number           Average     Average    Number       Average
Range of               of         Remaining    Exercise        of      Exercise
Exercise Prices    Shares      Life (Years)       Price    Shares         Price
-------------------------------------------------------------------------------
$   25.63-33.54     1,101              7.30      $33.51       825        $33.51
    17.16-24.62     2,906              8.31       21.05     1,285         21.47
    10.45-16.96       935              4.13       14.13       935         14.13
-------------------------------------------------------------------------------

The Restricted Stock Award Plan provides for awards of common stock to officers and other key employees, subject to resale restrictions which lapse over time.The company awarded 287,800 shares with a weighted average fair value of $23.00 in 2000. As of December 31, 2000, there were available for future awards a total of 998,948 shares.

     Under the Non-Employee Director Stock Compensation Plan, directors who are not full-time employees of the company receive the portion of their annual retainer that exceeds $15,000 in shares of common stock. The shares are issued each year after the company's annual meeting, are forfeitable if the director ceases to remain a director until the company's next annual meeting, and may not be sold for a period of five years, or until the director leaves the Board. Also under this plan, at the date of the annual meeting, each non-employee director is granted an option to purchase 2000 shares of common stock at an exercise price equal to the fair market value of the shares on the date of grant exercisable at a rate of 50% after the first year, 75% after the second year and 100% after the third year from the date of grant, expiring ten years after the date of grant. Further, upon the adoption of this plan in 2000, each non-employee director received a grant of options to purchase common stock with an aggregate value determined on the basis of the Black-Scholes method, equal to his accrued benefit under a retirement plan for non-employee directors, which was terminated. One director elected to remain in the retirement plan and did not receive options under the new plan. As a group, non-employee directors received 5,040 shares with a weighted average fair value of $24.00 in 2000, and approximately 120,000 options to purchase shares at an exercise price of $23.69 per share.

--
26 Crane Co / 2000 Annual Report
--

Segment Information

The company's segments are reported on the same basis used internally for evaluating segment performance and for allocating resources.

     The company has five segments: Aerospace, Engineered Materials, Merchandising Systems, Fluid Handling and Controls.

     The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The company accounts for intersegment sales and transfers as if the sales or transfers were to third parties at current market prices.

Information by industry segments follows:

(in thousands)                           2000            1999            1998
-----------------------------------------------------------------------------
Aerospace
-----------------------------------------------------------------------------
   Net Sales-- Outside             $  346,823      $  363,128     $   394,401
   Net Sales-- Intersegment                --              --              65
   Operating Profit                    83,650          96,078(a)      118,175
   Assets                             258,735         269,154         296,668
   Capital Expenditures                 8,652           8,245          17,515
   Depreciation and Amortization       13,337          13,041          12,563
Engineered Materials
-----------------------------------------------------------------------------
   Net Sales-- Outside                341,988         353,534         275,969
   Net Sales-- Intersegment             2,017           3,539           2,985
   Operating Profit                    49,512          59,879(a)       39,655
   Assets                             228,632         249,961         263,576
   Capital Expenditures                 4,265           4,380           6,094
   Depreciation and Amortization       13,846          14,085           9,633
Merchandising Systems
-----------------------------------------------------------------------------
   Net Sales-- Outside                220,557         201,941         191,927
   Net Sales-- Intersegment                --              --              --
   Operating Profit                    31,284          35,838          33,548
   Assets                             159,912         150,197         117,858
   Capital Expenditures                 6,182           6,979           2,815
   Depreciation and Amortization        8,977           7,128           7,201
Fluid Handling
-----------------------------------------------------------------------------
   Net Sales-- Outside                461,016         502,170         554,210
   Net Sales-- Intersegment                38              57           3,567
   Operating Profit                    31,751          22,870(a)       34,961
   Assets                             308,717         330,528         393,277
   Capital Expenditures                 8,064           6,390          17,195
   Depreciation and Amortization       13,258          16,829          13,101
Controls
-----------------------------------------------------------------------------
   Net Sales-- Outside                120,806         120,166         131,052
   Net Sales-- Intersegment             1,083           1,051           1,265
   Operating (Loss) Profit             (2,139)          4,071(a)        8,927
   Assets                             117,955         129,240         127,702
   Capital Expenditures                 2,128           1,905           4,264
   Depreciation and Amortization        6,619           6,866           6,555
-----------------------------------------------------------------------------

(a) Before special charges for Aerospace ($9.0 million), Engineered Materials ($3.2 million), Fluid Handling ($18.9 million), Controls ($3.4 million) and Corporate ($.4 million).

(in thousands)                           2000            1999            1998
-------------------------------------------------------------------------------
Consolidated
Net Sales
   Reportable Segments             $1,494,328     $ 1,545,586      $1,555,441
   Other                                   --          12,717          13,496
   Intersegment Elimination            (3,138)         (4,646)         (7,882)
-------------------------------------------------------------------------------
Total Net Sales                    $1,491,190     $ 1,553,657      $1,561,055
===============================================================================
Operating Profit
   Reportable Segments             $  194,058     $   218,736      $  235,266
   Other                                   --            (546)           (424)
   Corporate                          (10,092)        (13,598)(a)     (22,937)
   Special Charges                         --         (34,987)(a)          --
   Intersegment Elimination                60             (51)             56
-------------------------------------------------------------------------------
Total Operating Profit             $  184,026     $   169,554      $  211,961
===============================================================================
Assets
   Reportable Segments             $1,073,951     $ 1,129,080      $1,199,081
   Other                                2,970           2,970          13,003
   Corporate                           66,930          48,647          46,987
   Net Assets of
     Discontinued Operations               --              --         120,660
-------------------------------------------------------------------------------
Total Assets                      $ 1,143,851     $ 1,180,697      $1,379,731
===============================================================================
Capital Expenditures
   Reportable Segments             $   29,291     $    27,899      $   47,883
   Other                                   --             274             810
   Corporate                              686             815              50
-------------------------------------------------------------------------------
Total Capital Expenditures         $   29,977     $    28,988      $   48,743
===============================================================================
Depreciation and
Amortization
   Reportable Segments             $   56,037     $    57,949      $   49,053
   Other                                   --             335             269
   Corporate                             (756)          4,028           6,551
-------------------------------------------------------------------------------
Total Depreciation
   and Amortization                $   55,281     $    62,312     $    55,873
===============================================================================

Information by geographic segments follows:

(in thousands)                           2000            1999            1998
-------------------------------------------------------------------------------
Net Sales
   United States                  $   950,320     $ 1,012,090     $   977,587
   Canada                             207,089         202,899         194,723
   Europe                             222,992         238,320         260,607
   Other International                110,789         100,348         128,138
------------------------------------------------------------------------------
Total Net Sales                   $ 1,491,190     $ 1,553,657     $ 1,561,055
===============================================================================
Operating Profit
   United States                  $   126,538     $   140,362     $   139,863
   Canada                              14,353          10,351          14,673
   Europe                              30,291           8,465          37,715
   Other International                 12,844          10,376          19,710
------------------------------------------------------------------------------
Total  Operating Profit           $   184,026     $   169,554     $   211,961
===============================================================================
Assets
   United States                  $   905,252     $   923,215     $ 1,126,438
   Canada                              81,672          91,367          81,570
   Europe                             138,232         148,715         151,950
   Other International                 18,695          17,400          19,773
------------------------------------------------------------------------------
Total Assets                      $ 1,143,851     $ 1,180,697     $ 1,379,731
===============================================================================

                                                                              --
                                                Crane Co / 2000 Annual Report 27
                                                                              --

--------------------------------------------------------------------------------
              Management's Responsibility for Financial Reporting
--------------------------------------------------------------------------------

The accompanying consolidated financial statements of Crane Co. and subsidiaries have been prepared by management in conformity with accounting principles generally accepted in the United States of America and, in the judgment of management, present fairly and consistently the company's financial position and results of operations and cash flows.These statements by necessity include amounts that are based on management's best estimates and judgments and give due consideration to materiality.

     The accounting systems and internal accounting controls of the company are designed to provide reasonable assurance that the financial records are reliable for preparing consolidated financial statements and maintaining accountability for assets and that, in all material respects, assets are safeguarded against loss from unauthorized use or disposition. Qualified personnel throughout the organization maintain and monitor these internal accounting controls on an ongoing basis. In addition, the company's internal audit department systematically reviews the adequacy and effectiveness of the controls and reports thereon.The consolidated financial statements have been audited by Deloitte & Touche LLP, independent auditors, whose report appears on this page. The Audit Committee of the Board of Directors, composed solely of outside directors, meets periodically with management and with the company's internal auditors and independent auditors to review matters relating to the quality of financial reporting and internal accounting control and the nature, extent and results of their audits. The company's internal auditors and independent auditors have free access to the Audit Committee.

/s/ R S Evans

R. S. Evans
Chairman and Chief Executive Officer

/s/ M L Raithel

M. L. Raithel
Vice President, Finance and Chief Financial Officer


--------------------------------------------------------------------------------
                         Independent Auditors' Report
--------------------------------------------------------------------------------

Deloite
& Touche

To the Shareholders of Crane Co.

We have audited the accompanying consolidated balance sheets of Crane Co. and its subsidiaries ("the Company") as of December 31, 2000 and 1999, and the related consolidated statements of income, cash flows and changes in common shareholders' equity for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America.Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Crane Co. and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Stamford, Connecticut
January 16, 2001

--
28 Crane Co / 2000 Annual Report
--

--------------------------------------------------------------------------------
                                  1999 Review
              Management's Discussion and Analysis of Operations
--------------------------------------------------------------------------------

                                   Aerospace
--------------------------------------------------------------------------------

(dollars in millions)                       1999         1998
-------------------------------------------------------------
Sales                                  $  363.1    $    394.5
Operating Profit                           87.1         118.2
Operating Profit*                          96.1         118.2
Gross Margin*                              45.0%         47.2%
Operating Margin*                          26.5%         30.0%
-------------------------------------------------------------

*Before special charges of $9.0 million in 1999.

Aerospace continued to be Crane's most profitable segment, but sales fell below the exceptionally strong 1998 results, and margins and operating profit declined. Order backlog totaled $233 million at December 31, 1999, compared with $281 million in the prior year. Special charges recorded in the third and fourth quarters of 1999 reflect costs incurred to reduce staffing levels, rationalize product lines, and address a product warranty issue. The cost of these actions totaled $9 million ($5.5 million cash, $3.5 million non-cash). Staff levels in the Aerospace businesses were reduced by 446 people, or 18%, from the beginning of 1999.

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

     In a major strategic move, the segment's four companies --ELDEC, Hydro-Aire, Interpoint and Lear Romec -- formally became part of Crane Aerospace in August 1999.The combination was made in order to provide critical mass in dealing with original equipment manufacturers and airlines and, through integrating products, to significantly expand Crane's product/system offerings. At the new Crane Aerospace Technology Center, located in Lynnwood, Washington, Hydro-Aire and ELDEC worked on a weight-saving integrated brake control product.

     Three of the companies -- Lear Romec was the exception --had lower sales, and all four had lower operating profit. The companies reacted quickly to the downturn with aggressive cost cutting, staff reductions, and process improvements. At ELDEC, a quick-response version of lean manufacturing techniques cut cycle times by 20% and halved the volume of work-in-process. Six Sigma projects focused on eliminating unnecessary work from the production process. Hydro-Aire reduced costs through Six Sigma projects, work force reductions, long-term supplier agreements and process reengineering. A focused factory production approach boosted on-time deliveries to well over 90%.

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

     Aggressive sales and new-product initiatives had a positive impact in 1999. ELDEC, the market leader in aircraft proximity sensing systems and power supplies, was chosen to equip the new Embraer 70 and 90 regional jets. Its new battery charging system was chosen for installation in all new Boeing aircraft except the 777 and is being retrofitted by many airlines. ELDEC also became the exclusive supplier to the Displays and Controls Division of Britain's Smiths Industries for high- and low-voltage power supplies for commercial and military aircraft avionics systems.

     Hydro-Aire, the world leader in aircraft anti-skid brake control systems, recorded solid gains in general aviation and repair and overhaul sales, despite lower overall original equipment manufacturer (OEM) and after-market sales. It won all four of the new jet aircraft contracts for which it competed, including the Bombardier 100 and Cessna 525 business jets, and the Embraer 140 and 170/190 regional jet families.

     Interpoint focused its microelectronic product development efforts on medical markets, which were expected to grow 17% annually through 2006, and on custom and aerospace applications, including higher-voltage input/lower-voltage output power converters.

                                                                              --
                                                Crane Co / 2000 Annual Report 29
                                                                              --

                             Engineered Materials
--------------------------------------------------------------------------------


(dollars in millions)                       1999         1998
-------------------------------------------------------------
Sales                                  $  357.1    $    279.0
Operating Profit                           56.7          39.7
Operating Profit*                          59.9          39.7
Gross Margin*                              25.8%         23.6%
Operating Margin *                         16.8%         14.2%
-------------------------------------------------------------
*Before special charges of $3.2 million in 1999.

Sales, operating profit and operating margin increased to record levels in the Engineered Materials segment, fueled by internal growth and acquisition-related gains at Kemlite and Resistoflex. Operating profit increased by 51% before special charges of $3.2 million on a 28% sales gain, as two of the segment's five businesses improved their results. Operating profit after special charges was $56.7 million. Order backlog at year-end totaled $25 million, up $1 million from the prior year. Special charges were principally for a product liability issue related to a Crane Plumbing facility closed in 1990.

     Kemlite, the largest business, had a record year, with sales and operating profit up 40% and 58%, respectively, largely because of full-year results from its Sequentia acquisition. Kemlite's core business -- fiberglass-reinforced-plastic liner panels and translucent roofs for trucks and trailers and side panels for recreational vehicles -- grew 15% overall. Kemlite's shipments to the truck and trailer markets, expected to decline in 1999, instead rose 8%, and shipments to the RV market increased 23% as RV unit volume exceeded 300,000 for the first time. Kemlite, the industry leader in both markets, also benefited as supplier to the faster-growing RV manufacturers. Sales of building products gained 11%. International sales jumped 23% on sales of $1.6 million for military shelters for British troops in Kosovo and strong fourth-quarter sales in Canada and South Korea. The company also opened a sales office in Shanghai. Kemlite successfully introduced its new fiber-free, higher-gloss Medallion(R) panels to the RV market and improved manufacturing efficiency at all three plants through Six Sigma and other cost-reduction efforts.

     CorTec, Crane's other manufacturer of fiberglass-reinforced materials, saw sales drop 25% from 1998 and reported a loss for the year, as several trailer fleets switched away from CorTec's fiberglass-reinforced plywood side panels to other materials. High mid-year plywood costs, lower volume and aggressive pricing to gain market share in truck body panels lowered operating profit and margin. CorTec incurred additional development expenses for its Encor(R) product, in which a foam core replaces plywood. CorTec implemented a new, customer-focused enterprise resource planning system, and has reduced Encor(R) production costs through Six Sigma projects.

     Resistoflex enjoyed its best year, with sales and operating profit up sharply, principally as a result of its fourth-quarter 1998 acquisition of Plastic-Lined Piping Products. Resistoflex achieved those results despite a cyclical downturn in the global chemical processing industry, a major user of its corrosion-resistant, Teflon-lined pipe, fittings and hoses, and a slowdown in its military business as the government ended production of the F-15 fighter. Successful integration of Plastic-Lined Piping Products into its operations yielded important production, administrative, sales and supply chain synergies. A new ERP system linked the company's plants in Marion, North Carolina, and Bay City, Michigan, with the defense business in Jacksonville, Florida. Resistoflex also introduced its flangeless Conquest(R) system for creating leakproof, welded connections of Teflon-lined pipe, designed to address safety and environmental concerns and reduce installation and maintenance costs. It also acquired a new facility in Singapore to serve the strengthening Asian chemical and pharmaceutical markets.

     Crane Plumbing increased sales by 7%, but price competition and substantial investments in new product and sales initiatives led to a loss for the year before a special charge of $3.1 million for a product liability issue related to a facility that was closed in 1990. The company gained volume and share in Canadian retail markets, and supplied every major retailer with Crane china and steel lavatories, toilets, tubs and showers, with Home Depot as its largest customer. From a modest base, sales to U.S. wholesale customers increased. Wholesale volume in Canada dipped as construction declined in Quebec and British Columbia, but sales increased in the key Ontario market. A new ERP system and several Six Sigma projects achieved significant cost reductions.

     Polyflon, Crane's smallest business, improved its operating profit on slightly lower sales of its capacitors and proprietary microwave materials.

--
30 Crane Co / 2000 Annual Report
--

                             Merchandising Systems
--------------------------------------------------------------------------------


(dollars in millions)                      1999         1998
-------------------------------------------------------------
Sales                                 $   201.9   $    191.9
Operating Profit                           35.8         33.5
Gross Margin                               36.4%        36.2%
Operating Margin                           17.7%        17.5%
-------------------------------------------------------------

The Merchandising Systems segment achieved a 7% earnings gain in 1999 on a 5% increase in sales. National Rejectors, Crane's European coin-validation equipment business, generated a significant operating profit increase.

     At National Vendors, the larger of the segment's two businesses, sales advanced moderately despite a flat domestic market, stiff price competition in European markets, and delayed introduction of new Office Coffee Service products. National Vendors held onto and expanded its 1998 market share gains.

     The October 1999 acquisition of Stentorfield, Ltd., a leading U.K. manufacturer of coffee machines, gave National Vendors a needed strong entry into Europe's large coffee machine market. National Vendors, with its new Millennia-styled machines, was already the clear market leader in snack and food machines in the U.K. but its coffee machines were less popular. National Vendors integrated Stentorfield products into its strong snack and food machine businesses in France and Germany, and has folded its U.K. unit, UMC, into Stentorfield to provide both Office Coffee Service and snack and food machine sales and service to the U.K. and certain European distributors.

         Although sales were flat in the U.K. and declined slightly in France, National Vendors' German unit had a banner year, with successful marketing initiatives aimed primarily at Germany but also at Holland,Austria, Hungary and the Middle East.The company took share from competitors in the German market by focusing on quality service.

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

     NRI's sales were strong in Spain and France, but slower in the highly competitive U.K. market. Sales to Canada for the Canadian lottery declined slightly, but volume in Chile, where NRI products are used in bus ticketing, was strong.

                                Fluid Handling
--------------------------------------------------------------------------------


(dollars in millions)                           1999     1998
-------------------------------------------------------------
Sales                                       $  502.2  $ 557.8
Operating Profit                                 4.0     35.0
Operating Profit*                               22.9     35.0
Gross Margin*                                   21.8%    22.8%
Operating Margin*                                4.6%     6.3%
-------------------------------------------------------------

*Before special $18.9million in charges of 1999.

Sales and operating profit dropped significantly in Crane's Fluid Handling business. Before special charges of $18.9 million, operating profit totaled $22.9 million, or 4.6% of sales, compared with $35 million, or 6.3% of sales, in 1998. After special charges, operating profit was $4.0 million, or .8%, for the year. Order backlog at December 31, 1999, was $79 million, down $5 million from the prior year.

                                                                              --
                                                Crane Co / 2000 Annual Report 31
                                                                              --

     Fluid Handling's results in 1999 were severely impacted by weak demand from the oil and gas industry and Asian markets. Engineered and commercial valve shipments declined 29% and 20%, respectively, and the pump/water treatment business operating margin declined to 8.5% of sales (before $.7 million in special charges), compared with 11.3% in 1998, because of exceptional workers' compensation, medical and product warranty expenses. On the positive side, operating profit in the Valve Services business and Crane Supply were up 45% and 13%, respectively, on higher revenue.

     To address the business downturn, actions were taken in the third and fourth quarters to reduce significantly the fixed cost structure of Fluid Handling businesses.These actions included closure of four manufacturing facilities and five peripheral facilities, staff reductions, and product line rationalizations. The cost of these actions totaled $18.9 million, comprising $6.1 million in cash expenditures and $12.8 million in non-cash asset write-downs.

     The global weakness in the oil and gas industry, including key North Sea and Asian markets, severely curtailed sales of engineered valves, which are designed for specific applications or customers. Two manufacturing facilities were closed in 1999 to reduce fixed costs related to this specific market, and staffing levels were reduced by 239 people, or 27%, from the beginning of the year.
     New products introduced in 1999 included a triple offset rotary valve for high-pressure, high-temperature applications in power plants and hydrocarbon production, and two series of butterfly valves for the food and beverage and industrial markets. Introduction of a complete line of pneumatic and electrical actuators to automate valve operations moved Crane into a market it had not previously served.

     The Valve Services business, now encompassing nuclear power plant and out-of-production industrial valves and parts, plus testing products and nuclear and commercial services, gained in sales and operating profit on full-year results from the September 1998 acquisition of Liberty Technologies, Inc., and increased demand for nuclear services and testing products. Sales were up 37% in 1999 to $49.1 million, and operating margins improved to 11.1% of sales from 10.5% in 1998.

     Commercial valve shipments were down $31 million (20%) from the prior year level, and the business operated at a loss due to market weakness in North America and England stemming from industry overcapacity.

     To address these issues, Crane consolidated its cast steel manufacturing facility in Rogers, Arkansas, into its Washington, Iowa, plant and closed a small manufacturing facility in the U.K., and two peripheral facilities. In addition, staffing levels were reduced by over 400 people, 30% of the work force, from the beginning of the year.

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

     Crane Supply reported a modest gain in sales and a larger increase in operating profit in a flat market for the pipes, valves and fittings it distributes across Canada. Strong sales in Quebec and Atlantic Canada offset a drop in oil and gas business in Western Canada. Six Sigma projects reduced costs and led to the MRO (Maintenance, Repair and Overhaul) initiative, in which the company leveraged its inventory control expertise by contracting to procure and manage customers' inventories of maintenance products.

                                   Controls
--------------------------------------------------------------------------------

(dollars in millions)                                 1999         1998
-----------------------------------------------------------------------
Sales                                              $ 121.2      $ 132.3
Operating Profit                                        .7          8.9
Operating Profit*                                      4.1          8.9
Gross Margin*                                         34.2%        35.8%
Operating Margin*                                      3.4%         6.7%
-----------------------------------------------------------------------
*Before special charges of $3.4 million in 1999.

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

     Two companies had solid earnings performances despite lower sales. Sales declined slightly at Barksdale, the segment's largest business, but operating profit rose 12%. Powers Process Controls also saw sales decline, but operating profit rose 16%. Addition of the Beta controls line from the Liberty Technologies acquisition in September 1998 increased Dynalco's sales, but integration costs and costs related to a new enterprise resource planning system reduced operating profit. Ferguson's shipments declined 17%, and it operated at a loss for the year. Bookings and backlog increased at Azonix, but the company experienced a slight loss for the year on lower sales, reflecting the depressed oil and gas market.

 --
 32 Crane Co /2000 Annual Report
 --

     At Barksdale, 1999 was a transition year marked by new leadership and successful implementation of ERP systems in the U.S. and Germany. Weakness in the oil and gas industry hurt sales of Barksdale's blowout-preventer controls for oil exploration and production equipment but its ride-leveling air suspension valves enjoyed increased use among U.S. heavy truck OEMs and sparked interest from trailer manufacturers. A new electronic pressure switch was well received in Germany, Italy and France.

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

     Powers Process Controls turned in a solid operating profit gain despite a sales decline stemming largely from earlier management and operating problems.These problems impeded Powers' ability to take full advantage of a strong Canadian commercial plumbing market -- particularly hospital and health care facility construction --at a time when its industrial process controls markets were flat and price competition in the thermostatic shower controls market was intensifying. Powers launched initiatives to reduce the cost of its thermostatic valves.

     Azonix, known for its MMI (man-machine interface) hardware and software products for hazardous environments, such as oil drilling rigs, diversified into harsh environment applications in 1999. Timing, however, led to a decline in revenue and a loss for the year as initial penetration of the harsh market did not offset the decline in the hazardous market.

     A fall-off in revenue from gas transmission markets, new product integration costs, and costs related to a new ERP system depressed Dynalco's 1999 profits, despite the addition of the Beta product line from the Liberty Technologies acquisition in 1998.The company reduced product costs throughout the year, and launched two initiatives aimed at expanding its sales. One extended coverage in the market for engine controls, sensors, analyzers and other instruments by establishing additional regional sales and service offices. The other initiative pursued automation solutions with oil and gas customers that traditionally buy its monitoring and control packages.

Liquidity and Capital Resources

Cash Flow

Operating activities in 2000 generated $151 million in cash flow, allowing the company to invest $12 million expanding its core businesses by making two acquisitions, invest $30 million in capital equipment and return $87 million to shareholders through dividends and share repurchases. This represents the seventh consecutive year that Crane has generated cash in excess of $100 million from operations.

     Capital expenditures in 2000 totaled $30 million, and primarily funded manufacturing and business process system projects. Net cash used for financing activities in 2000 includes $62 million for the repurchase of 3 million shares of Crane common stock and $24 million for the payment of dividends. Debt repayments totaled $70 million.

Capital Structure

The following table sets forth the company's capitalization:

(dollars in thousands) December 31            2000          1999
----------------------------------------------------------------
Short-term debt                          $  14,858     $  13,656
Long-term debt                             213,790       286,772
----------------------------------------------------------------
Total debt                                 228,648       300,428
Less cash                                   10,926         3,245
----------------------------------------------------------------
Total net debt                             217,722       297,183
Common shareholders' equity                606,763       568,110
----------------------------------------------------------------
Total capitalization                     $ 824,485     $ 865,293
% of net debt to shareholders' equity         35.9%         52.3%
% of net debt to total capitalization         26.4%         34.3%
----------------------------------------------------------------

As of December 31, 2000, the company had unused domestic lines of credit totaling $150.0 million and unused foreign lines of credit totaling $21.1 million. These lines of credit are typically available for borrowings up to 364 days and are renewable at the option of the lender.

     The company's net debt decreased by $79.5 million to $217.7 million at December 31, 2000. The company's net debt to capital percentage is at 26.4% down from 34.3% in 1999. Interest coverage (income before taxes plus net interest expense divided by net interest expense) increased by 48% to 9.8 times interest in 2000.
                                                                             --
                                               Crane Co / 2000 Annual Report 33
                                                                             --

     At December 31, 2000, the company had a $300 million contractually committed long-term bank credit facility under which the company can borrow, repay or, to the extent permitted by the agreement, prepay loans and reborrow at any time prior to the termination date of November 2003. Proceeds may be used for general corporate purposes or to provide financing for acquisitions. The agreement contains certain covenants, including limitations on indebtedness and liens. There was no amount outstanding under this agreement at year-end. The company also has a $300 million shelf registration filed with the Securities and Exchange Commission, all of which remains unissued.

     Crane is a party to a contractually committed off-balance sheet chattel paper financing facility that enables its National Vendors operation to offer various sales support financing programs to its customers. Recourse to Crane for all uncollectible loans made to National Vendors' customers by the banks under this agreement is limited.

     In addition, the company's U.K. subsidiary was also party to a contractually committed long-term line of credit in the U.K. This facility permits borrowing up to $3.0 million, $1.5 million of which was outstanding at December 31, 2000.

     The company's Canadian subsidiary was party to a contractually committed long-term line of credit in Canada. This facility permits borrowing of up to $16.7 million, of which $14.2 million was outstanding at December 31, 2000.

     As of December 31, 2000, the company's senior unsecured debt was rated BBB+ by Standard and Poor's and Baa1 by Moody's Investors Service. The company believes it has adequate access to both public and private credit markets to meet all of its operating and strategic objectives.

Environmental

The company continues to be involved in various remediation actions to clean up hazardous wastes as required by federal and state laws. Estimated future environmental remediation cost was $7.5 million at December 31, 2000, which was fully accrued. In certain of these actions, the company is one of several potentially responsible parties ("PRPs"). As a PRP, the company could be liable for all clean-up costs despite the involvement of other PRPs. Given the financial stability of the other PRPs, the company believes this is unlikely, and the accrual represents management's best estimate, based on current facts and circumstances, with respect to the ultimate liability that will be apportioned to the company. The company spent $2.5 million on environmental costs in 2000, and expects to pay remediation costs of approximately $1.8 million in 2001.The annual level of future remediation expenditures is difficult to estimate because of the many uncertainties relating to conditions of individual sites, as well as uncertainties about the status of environmental laws and regulations and developments in remedial technology. In addition, the company is a minor/de minimis PRP at certain third-party environmental remediation sites where remediation obligations are joint and several, and the company, as part of its estimate of potential liability, periodically reviews whether the major PRPs have the ability to fulfill their portion of such remediation obligations. The company is not aware of any significant additional liability that would result from the inability of other PRPs to fulfill their obligations. Overall, the company's liability for the required remedial actions being implemented or engineered is not, individually or in the aggregate, expected to be material.

Quantitative and Qualitative Disclosures about Market Risks

The company's cash flows and earnings are subject to fluctuations from changes in interest rates and foreign currency exchange rates. The company manages its exposures to these markets risks through internally established policies and procedures and, when deemed appropriate, through the use of interest rate swap agreements and forward exchange contracts. Long-term debt outstanding of $214 million at December 31, 2000, was generally at fixed rates of interest ranging from 6.59% to 8.50%. At December 31, 2000, the company was a party to a euro-denominated call option with a notional amount of 50 million euros expiring in March 2001, related to the Alfa Laval acquisition, which is expected to close by the end of April 2001.The fair value of this instrument was $4.2 million at December 31, 2000, and is included in other current assets. The company does not enter into derivatives or other financial instruments for trading or speculative purposes.

Risk Factors

Throughout this Annual Report to Shareholders, particularly in the Chairman's Letter to Shareholders on pages 2-4 and in the sections of Management's Discussion and Analysis of Operations on pages 6-14 the company makes numerous statements about expectations of future performance and market trends, and statements about plans and objectives and other matters, which because they are not historical fact may constitute "forward looking statements" within the meaning of the Private Securities and Litigation Reform Act of 1995. Similar forward looking statements are made periodically in reports to the Securities and Exchange Commission, press releases, reports, and documents and in written and oral presentations to investors, shareholders, analysts and others, regarding future results or expected developments. Because the company wishes to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, readers are cautioned to consider, among others, the risk factors that will be described in the company's Form 10-K for the period ended December 31, 2000, to be filed with the Securities and Exchange Commission before March 31, 2001, when evaluating such forward looking statements about future results or developments.

     Copies of the company's Form 10-K can be obtained after it is filed by writing to the company at the address on the back cover, from the Securities and Exchange Commission, or through the Internet at the company's Web site at www.craneco.com.

 --
 34 Crane Co / 2000 Annual Report
 --

--------------------------------------------------------------------------------
                 Five-Year Summary of Selected Financial Data
--------------------------------------------------------------------------------

Years Ended December 31, (in thousands except per        2000            1999          1998            1997               1996
share data)
---------------------------------------------------------------------------------------------------------------------------------
Net Sales                                           $  1,491,190    $  1,553,657   $  1,561,055    $ 1,411,328     $    1,252,544
Depreciation and amortization                             55,281          62,312         55,873         50,991             44,474
Operating Profit                                         184,026         169,554        211,961        176,759            144,049
Interest Expense                                          21,564          27,854         27,661         23,632             23,203
Income Before Taxes                                      190,360         155,795        192,789        161,022            124,263
Provision for Income Taxes                                66,631          54,897         67,947         57,306             44,441
---------------------------------------------------------------------------------------------------------------------------------
Income from Continuing Operations                        123,729         100,898        124,842        103,716             79,822
---------------------------------------------------------------------------------------------------------------------------------
Income from Continuing Operations per Diluted Share         2.02            1.50           1.80           1.50               1.16
Cash Dividends per Common Share                             0.40            0.40           0.37           0.33               0.33
Total Assets                                           1,143,851       1,180,697      1,379,731      1,131,483          1,035,311
Long-Term Debt                                           213,790         286,772        357,710        259,001            265,721
=================================================================================================================================

-------------------------------------------------------------------------------
                        Quarterly  Results for the Year
-------------------------------------------------------------------------------

Years Ended December 31, (in thousands except per     First            Second             Third        Fourth         Year
share data)
------------------------------------------------------------------------------------------------------------------------------
2000
Net Sales                                           $    383,807    $ 387,853      $    363,190    $   356,340     $ 1,491,190
Cost of Sales                                            254,006      252,490           246,497        235,525         988,518
Depreciation and Amortization(a)                          11,853       11,691            11,693         11,242          46,479
Gross Profit                                             117,948      123,672           105,000        109,573         456,193
Net Income                                                27,662       47,825            21,407         26,835         123,729
Income from Continuing Operations per Diluted Share (b)     0.45         0.78              0.35           0.44            2.02
==============================================================================================================================
1999
Net Sales                                           $    400,046    $ 405,268      $    384,193    $   364,150 $     1,553,657
Cost of Sales                                            262,488      266,589           271,970        255,956       1,057,003
Depreciation and Amortization(a)                          11,370       11,414            11,251         14,049          48,084
Gross Profit                                             126,188      127,265           100,972         94,145         448,570
Income from Continuing Operations                         32,435       36,098            18,347         14,018         100,898
Net Income                                                33,666       39,311            22,355         19,238         114,570
Income from Continuing Operations per Diluted Share (b)     0.47         0.53              0.27           0.22            1.50
==============================================================================================================================

(a)  Amount included in cost of sales.
(b) Income per share is computed independently for each of the quarters presented. Therefore, the sum of the quarters' income per share in 1999 does not equal the total computed for the year.

--------------------------------------------------------------------------------
           Market and Dividend Information -- Crane Co. Common Shares
--------------------------------------------------------------------------------

                                                 New York Stock Exchange Composite Price per Share        Dividends per Share
---------------------------------------------------------------------------------------------------------------------------------
                                         2000            2000          1999                  1999      2000          1999
Quarter                                  High            Low            High                 Low
---------------------------------------------------------------------------------------------------------------------------------
First                              $     24         $    18 5/8    $   31 1/2        $    23 3/16     $ .10          $   .10
Second                                   29 1/2          23            32 3/4            23 11/16       .10              .10
Third                                    26 3/8     $    20 7/8        30                  21 1/2       .10              .10
Fourth                                   28 1/2          22        $   23 3/8             16 1/16       .10              .10
---------------------------------------------------------------------------------------------------------------------------------
On December 31, 2000,  there were approximately 4,800 holders of record of Crane Co. common stock.    $ .40          $   .40
                                                                                                      ---------------------------

                                                                              --
                                                Crane Co / 2000 Annual Report 35
                                                                              --

--------------------------------------------------------------------------------
                            Directors And Officers
--------------------------------------------------------------------------------

Directors                                                     Corporate Officers
E.Thayer Bigelow, Jr. /(1,3)/                                 Robert S. Evans
Managing Director                                             Chairman and
Bigelow Media                                                 Chief Executive Officer
Media and Entertainment

                                                              Eric C. Fast
Robert S. Evans /(1)/                                         President and
Chairman and                                                  Chief Operating Officer
Chief Executive Officer of the Company

                                                              Gil A. Dickoff
Eric C. Fast                                                  Treasurer
President and
Chief Operating Officer of the Company                        Augustus I. duPont
                                                              Vice President,
                                                              General Counsel and Secretary
Richard S. Forte /(2)/
President,
Dawson Forte Cashmere Company                                 Bradley L. Ellis
Importer                                                      Vice President,
                                                              Chief Information Officer

Dorsey R. Gardner /(2,3)/
President, Kelso Management Company, Inc.                     Thomas M. Noonan
Investment Management                                         Vice President,
                                                              Controller and Chief Tax Officer

John J. Lee /(2)/                                             Anthony D. Pantaleoni
Chairman and Chief Executive Officer                          Vice President,
of Hexcel Corporation                                         Environment, Health and Safety
Manufacturer of Composite Materials and Engineered Products

                                                              Michael L. Raithel
William E. Lipner                                             Vice President,
Chairman, President and                                       Finance and Chief Financial Officer
Chief Executive Officer
NFO WorldGroup
Marketing Information/Research Services Worldwide
Dwight C. Minton /(1,3)/
Chairman Emeritus of the Board of Church & Dwight Co., Inc.
Manufacturer of Consumer and Specialty Products


Charles J. Queenan, Jr. /(2)/
Senior Counsel, Kirkpatrick & Lockhart LLP
Attorneys at Law


James L. L. Tullis /(1,3)/
Chairman, Tullis-Dickerson & Co.
Venture Capital to Health Care Industry

(1) Member of the Executive Committee
(2) Member of the Audit Committee
(3) Member of the Organization and Compensation Committee

 --
 36 Crane Co / 2000 Annual Report
 --

-------------------------------------------------------------------------------
                            Shareholder Information
-------------------------------------------------------------------------------
Crane Co. Internet Site and Shareholder Information Line

Copies of Crane Co.'s report on Form 10-K for 2000 as filed with the Securities and Exchange Commission as well as other financial reports and news from Crane Co. may be read and downloaded off the Internet at www.craneco.com.

     If you do not have access to the Internet, you may request printed materials by telephone, toll-free, from our Crane Co. Shareholder Direct(R) information line at 1-888-CRANECR (1-888-272-6327).

Both services are available 24 hours a day, 7 days a week.

Annual Meeting

The Crane Co. annual meeting of shareholders will be held at 10:00 A.M. on April 23, 2001, at the Westin Stamford Hotel, One First Stamford Place, Stamford, CT 06902.

Stock Listing

Crane Co. common stock is traded on the New York Stock Exchange under the symbol CR.

Auditors

Deloitte & Touche LLP
Stamford Harbor Park
Stamford, CT 06902

Equal Employment Opportunity Policy

Crane Co. is an equal opportunity employer. It is the policy of the company to recruit, hire, promote and transfer to all job classifications without regard to race, color, religion, sex, age, disability or national origin.

Environment, Health and Safety Policy

Crane Co. is committed to protecting the environment and will strive to protect the biosphere by taking responsibility to prevent serious or irreversible environmental degradation through efficient operations and activities. Crane Co. recognizes environmental management among its highest priorities throughout the corporation, and has established policies and programs that are integral and essential elements of its business plan of each of the business units. Additionally, Crane Co. has established the position of Vice President, Environment, Health and Safety, which is responsible for assuring compliance, measuring environment, health and safety performance and conducting associated audits on a regular basis in order to provide appropriate information to the Crane Co. management team and to regulatory authorities.

Stock Transfer Agent and Registrar of Stock
EquiServe/First Chicago Trust Division
Customer Service: 1-201-324-1225
Non-Postal Deliveries
525 Washington Blvd.
Jersey City, NJ 07310

Dividend Reinvestment and Optional Payments
P.O. Box 13531
Newark, NJ 07188-0001

General Correspondence and Changes of Address
P.O. Box 2500
Jersey City, NJ 07303-2500

Transfer of Stock Certificates
P.O. Box 2506
Jersey City, NJ 07303-2506

Bond Trustee and Disbursing Agent
The Bank of New York
Corporate Trust Department
1-800-438-5473
101 Barclay Street -- 7 East
New York, NY 10286

Dividend Reinvestment and Stock Purchase Plan
Crane offers shareholders the opportunity to participate in a Dividend Reinvestment and Stock Purchase Plan. The plan provides two convenient methods for increasing your investment in Crane Co. common stock, without paying fees and commissions.

Dividend Reinvestment: For all or part of your dividends on Crane common stock; and Voluntary Cash Payments: Of any amount from $10 to a maximum of $5,000 a month. Under terms of the Plan, EquiServe/First Chicago Trust Division will act as agent for shareholders interested in purchasing additional Crane common stock automatically, on a regular basis.The details of this plan and its benefits to you as a Crane shareholder are described in a brochure available by writing to:

EquiServe/First Chicago Trust Division
Dividend Reinvestment Plan
Crane Co.
P.O. Box 2598
Jersey City, NJ 07303-2598

                                                                              --
                                                Crane Co / 2000 Annual Report 37
                                                                              --

-------
 CRANE
-------

Crane Co.
Executive Offices

100 First Stamford Place
Stamford, CT 06092
(203) 363-7300

www.craneco.com