Form 10-K405, Exhibit 13
period 2001-12-31
CRANE CO /DE/
filed 2002-03-22
CIK 25445

   "I am resolved to conduct my business
   in the strictest honesty and fairness;
   to avoid all deception and trickery;
   to deal fairly with both customers and competitors; to be liberal and just toward employees and to put my whole mind upon the business."
   RICHARD TELLER CRANE July 4, 1855




     Crane Co. is a diversified manufacturer of highly engineered products focused on niche markets which we dominate. Our businesses yield high returns and high levels of cash flow. Above all, we conduct business with integrity and honest dealings. We remain as committed to R.T. Crane's words today as we were in 1855. This code of ethics is the benchmark we use to measure ourselves, and guides us in all we do.

To build
shareholder
value.

  1 Financial Highlights

  2 Letter to Shareholders

 13 Management's Discussion and Analysis of Operations

 18 Liquidity, Capital Resources and Critical Accounting Policies

 21 Consolidated Financial Statements

 25 Notes to Consolidated Financial Statements

 34 Management's Responsibility for Financial Reporting

 34 Independent Auditors' Report

 35 2000 Review: Management's Discussion and Analysis of Operations

 40 Five Year Summary of Selected Financial Data

 40 Quarterly Results for the Year

 40 Market and Dividend Information--Crane Co. Common Shares

 41 Directors and Officers

 41 Shareholder Information

                                Diluted EPS from
                             Continuing Operations

                                  (in dollars)

                                    [CHART]
                              PLOT POINTS TO COME


                                     EBITDA

                                 (in millions)

                                    [CHART]
                              PLOT POINTS TO COME


                                   Income from
                             Continuing Operations

                                  (in millions)

                                    [CHART]
                              PLOT POINTS TO COME

                                                            FINANCIAL HIGHLIGHTS

                     ($ and shares in thousands except per share data)
                                                                    -----------------------------------------
Summary of Operations                                                     2001             2000      % change
-------------------------------------------------------------------------------------------------------------

Net sales                                                           $1,587,180       $1,491,190         6.4
Operating profit:
   As reported                                                         171,684          184,026        (6.7)
   As adjusted(a)                                                      177,816          184,026        (3.4)
Net income:
   As reported                                                          88,620          123,729       (28.4)
   As adjusted(b)                                                      101,092          107,519        (6.0)
Cash flow from operating activities                                    197,562          151,176        30.7
EBITDA(c)                                                              230,551          266,385       (13.5)

Diluted Share Data
-------------------------------------------------------------------------------------------------------------

Net income                                                              $ 1.47           $ 2.02       (27.2)
Dividends                                                                  .40              .40
Average diluted shares outstanding                                      60,355           61,399

Financial Position at December 31,
-------------------------------------------------------------------------------------------------------------

Assets                                                              $1,292,115       $1,143,851        13.0
Net debt                                                               283,023          217,722        30.0
Shareholders' equity                                                   651,295          606,763         7.3
Market value of equity                                               1,530,448        1,718,369       (10.9)
Market capitalization                                                1,813,471        1,936,091        (6.3)

Key Statistics
-------------------------------------------------------------------------------------------------------------

Operating margins:
   As reported                                                            10.8%            12.3%
   As adjusted(a)                                                         11.2%            12.3%
Return on average shareholders' equity:
   As reported                                                            14.2%            21.7%
   As adjusted(b)                                                         16.1%            18.8%
Net debt to common shareholders' equity                                   43.5%            35.9%
Net debt to total capitalization                                          30.3%            26.4%

(a) Excludes a special charge of $6.1 million in 2001 for stock based compensation cost relating to the retirement of the Company's Chief Executive Officer.

(b) Excludes the aforementioned special charge and a loss on disposal of a business aggregating $12.5 million after-tax or $.21 per diluted share in 2001 and a gain on the sale of investments of $16.2 million after-tax or $.26 per diluted share in 2000.

(c) EBITDA (net income before interest, taxes, depreciation and amortization) is a measure of the Company's ability to generate cash flow. EBITDA should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with generally accepted accounting principles and may be inconsistent with similar measures presented by other companies.

                                                          LETTER TO SHAREHOLDERS

    Moving from a holding company to an operating company, how do we create shareholder value?

                                                                       strategic
                                                                   leadership
--------------------------------------------------------------------------------

Dear Shareholder:

2001 was a year of substantial change at Crane Co. After 17 years as Chief Executive Officer, Shell Evans seamlessly transferred those responsibilities to me while continuing as Chairman of the Board. He remains a close confidant as our senior management team executes the programs we had been working on together.

Crane's operating results, while disappointing, were very solid in the face of the worst manufacturing environment in the last ten years. We generated $149 million in free cash flow in 2001 and finished the year with a very strong balance sheet with debt as a percent of capitalization at 30%. This is tangible evidence of the power of our business model.

We made considerable progress in the transition from a holding company to an operating company in order to reestablish growth in our business and maximize returns on invested capital. This progress included strengthening the management team, improving customer metrics and making tangible operating improvements throughout Crane. We moved aggressively to a smaller number of larger units, completing four internal acquisitions, two divestitures and a joint venture. Importantly, we invested $191 million in seven acquisitions that will significantly strengthen our existing businesses. We are a much stronger company today than we were a year ago as a result of these actions.

Operating Results

Sales increased 6% from $1.5 billion in 2000 to $1.6 billion in 2001, with all of the increase attributable to businesses acquired during the year. Flat sales in our existing businesses reflected especially weak markets in our short-cycle businesses, particularly in transportation, automated merchandising and light industrial.

In spite of the weakest manufacturing environment in a decade, we were able, for the first nine months, to achieve operating earnings of $146 million (excluding a non-cash special charge), up 4% from the comparable nine months of 2000. These results were achieved through disciplined cost control by all business units and strong results in Aerospace and at NRI. However, the events of September 11 changed the world for all of us, impacting not only the already weakened markets in our short-cycle businesses but also severely affecting the commercial aerospace market, resulting in a difficult fourth quarter. For the year, operating profit of $178 million (excluding a non-cash special charge) was only slightly lower than 2000's $184 million. The 2001 operating results reflect our disciplined cost culture and included $13.0 million in costs related to work force reductions totaling 700 employees, a plant consolidation and product line rationalizations. Earnings per share were down 5% to $1.68 versus $1.76 in 2000, excluding one-time losses on divestitures, retirement stock and a gain from the sale of a telecommunications business in 2000.

Net earnings declined to $1.47 per diluted share, compared with $2.02 in 2000. Net earnings for 2001 were reduced by $12.5 million, or $.21 per share, by a loss on the disposal of our Canadian plumbing business and a non-cash charge for stock-
of a collection of linked businesses
--------------------------------------------------------------------------------

based retirement costs related to the retirement of R.S. Evans as Chief Executive Officer of the Company. Net earnings in 2000 were enhanced by a gain of $.26 per share on the sale of a minority interest in a telecommunications business.

Free cash flow--cash flow from operations plus proceeds from asset sales, less capital expenditures and dividends--increased to $149 million from $144 million in 2000.

Holding Company to Operating Company

We are a diversified manufacturer of highly engineered products with a core value of integrity and honest business dealings. We are actively transforming our management philosophy from that of a holding company to that of an operating company, in order to grow economic value added (EVA). As a holding company, it was our view that value was created by business unit management operating closest to the customer, and that the corporate role was to select the right investments and enforce disciplined management through a compensation system based on EVA. While it is important to maintain these holding company precepts, we also believe that additional value for our shareholders can be created through the aggressive pursuit of operational and strategic linkages among our business units.

We believe that the execution of three basic operating initiatives common to all our businesses will drive earnings growth. These initiatives, discussed at some length in last year's report, call for:

..    Leveraging intellectual capital,

..    Improving customer focus, and

..    Achieving operational excellence.

Leveraging Intellectual Capital

We believe that the key to performance and financial success is the quality of our people and the culture in which they operate. "Good people make good things happen," and we are committed to a performance culture built on trust and respect. We are passionate about learning and determined to leverage best practices throughout Crane.

We strive to accomplish these goals through our Crane 200 program and Crane University. The Crane 200 program is designed to identify and develop leadership talent throughout Crane. As we instill common values and further develop these key individuals, we will leverage these resources throughout our Company through our "Crane Helping Crane" philosophy.

Crane University is our vehicle for learning and leveraging best practices throughout Crane. It's a virtual University, as we wanted the money invested in our people not a building. In 2001, we spent $4.5 million at Crane University and trained 550 employees throughout the Company, compared with $1.5 million in 1999. These programs ranged from Kaizen events on the plant floor to formal Crane University days for our business unit presidents. We trained more employees in Six Sigma and Lean Manufacturing in 2001 than we had in the previous four years combined, and put the entire management team of eight of our key businesses through green belt training. In 2002, we plan to continue this intense focus on learning and leveraging best practices as we drive to improve our human capital.

Customer Focus and Operational Excellence

We believe that it is important to measure not only financial results but those metrics that are important to our customers, specifically on-time delivery, lead time and quality. Improving these metrics increases the value proposition to our customers, which in turn will enable us to take market share and grow profitable sales. At Crane today, we have 90 trained lean black belts working in their respective business units on improving those metrics, along with six master black belts.

Every business unit president has completed operational excellence leadership training and is focused on driving improvement in these metrics throughout their organization. This has been a new focus for Crane over the past several years, and while we have considerable room for improvement, we are making significant progress. For example, on-time delivery improved in 2001 from 80% to 88%.

Our goal is to be "faster, better and easier" to do business with, while reducing costs.

Strategic Linkages

As our operating results demonstrate, Crane has a collection of businesses with high returns on capital and strong cash flow. As we make the transition from a holding company to an operating company, we are constantly looking to create value for our shareholders by having our units work more closely together.

In 2001, we focused on our ten smallest businesses, consistently earning $5 million or less. In the case of four businesses with sales totaling $125 million, 8% of total Crane sales, we saw the opportunity to create value through strategic linkages with larger more profitable Crane businesses. As a result, during the year we combined our North American commercial and engineered valve businesses in Fluid Handling, Cor Tec with Kemlite in Engineered Materials, Azonix with Dynalco in Controls and Lear Romec with Hydro-Aire in Aerospace. From these "internal acquisitions" we expect the same synergies that you would expect from external acquisitions. For example, the combination of Kemlite and Cor Tec (both produce FRP panels for the transportation industry) allows us to leverage the intellectual capital and sales resources of Kemlite with Cor Tec, significantly expanding Cor Tec sales coverage, while enabling us to reduce material and selling, general and administrative costs.

We divested two businesses--Crane Plumbing and Powers Process--as there were no linkages to other Crane businesses and both had negative EVA. In the case of Crane Plumbing, where we sold the U.S. business 15 years ago, the business model consisted of two 30-year-old Canadian potteries competing against lower cost offshore imports. Powers Process was our only business selling through plumbing channels in the U.S. In addition, we contributed our Ferguson business and $12 million to form a joint venture with Ferguson's largest competitor. This allowed us to change the Ferguson business model by capturing a larger share of the overall market while rationalizing production facilities.

In 2001, this process reduced the number of business units from 23 to 16. We believe a smaller number of larger units will increase the quality and consistency of our management teams, allowing us to better understand the value proposition to the customer and reduce business risks. Our EVA discipline will make this program a continuing part of our culture at Crane.

Acquisitions

The seven acquisitions we made in 2001 at a cost of $191 million--five small add-ons and two large stand-alone businesses--reflect our sharp focus on making acquisitions which strengthen our existing businesses. The two large acquisitions--Xomox and Saunders (renamed Crane Process Flow) were acquired for $180 million and generate sales of $250 million annually. This significantly strengthened our position in the global valve industry, which is rapidly consolidating. Both have strong brands focused on high-end application-driven markets in the chemical processing and biopharmaceutical markets, with operating profit margins of approximately 10% that can be improved. Xomox has a 50% share of the sleeved plug valve market, while Crane Process Flow has 20% of the world market for diaphragm valves. These companies also bring low-cost international manufacturing facilities in India and Hungary, which supplement existing Crane facilities in China where we control design and quality. In addition, both Xomox and Crane Process Flow have strong international sales organizations that will join other Crane operations in cross-selling key existing Crane valve brands, further expanding our product offerings and extending our markets. Incremental sales of existing Crane products through Saunders and Xomox channels and vice versa are expected to be $5 million to $10 million in 2002, growing to $40 million to $50 million by the fifth year.

Financial Strength

Crane's financial strength is rooted in the solid and sustainable profitability of its core businesses, which hold strong positions in niche markets. These businesses generate significant free cash flow. We use this cash to pay down debt, to repurchase shares, and, most importantly, to invest in our existing businesses and acquisitions. In 2001, for example, our free cash flow of $149 million, plus $20 million from divestitures, largely paid for our seven acquisitions totaling $191 million.

Our balance sheet is extremely strong, with a conservative net debt-to-capital ratio of 30% at year-end. This is modestly higher than the 26% at year-end 2000, but has moved steadily downward from 38% at the end of 2001's second quarter and 35% at the end of the third quarter.

Our business model of free cash flow in excess of net income will be a key driver of value for shareholders in the future.

Outlook for 2002: A Year of Investment

I would characterize 2002 as a year of heavy investment in our business. We want to be a materially stronger competitor in the marketplace with improved operating leverage when our markets return to more normal levels. We will continue our investment in intellectual capital through new hires, particularly in sales and marketing, and by maintaining our spending in Crane University. We will drive our operational excellence activities more deeply and broadly throughout our organization to achieve further gains in our key operating metrics, of on-time delivery, lead time, quality and inventory turns. We expect, for example, to see on-time deliveries improve to 93% of customer promise date, up from 88% in the year 2001.

Importantly, we are investing in key new product initiatives throughout the Company, particularly in commercial aerospace and at Interpoint, our microelectronics business. Finally, we continue to look for opportunities to create value by leveraging the strategic linkages among our business units. We expect powerful synergies to begin to develop from the inter-company sales of existing products into new markets in our valve, pump and control businesses.

I remain confident in the quality of our people and our businesses and in our ability to execute our 2002 plans. I deeply appreciate the guidance and encouragement of our Board of Directors and the support of our shareholders, customers and suppliers.

Sincerely,

/s/ Eric C. Fast

Eric C. Fast
President and Chief Executive Officer
FEBRUARY 22, 2002

We are adding value through...

our people...



How do we grow sales? By getting close to the customer to make doing business with us faster, better and easier. And by embracing operational excellence - with whatever tools work best.

We have strong, well run businesses, working together with strengthened management teams to build shareholder wealth.

New synergies leverage Crane Valve products through Xomox sales channels.

We are redoubling our focus on the customer at Crane Merchandising, and we are sharing best practices through "Crane Helping Crane".

The Kemlite/Cor Tec internal acquisition is delivering sales, procurement, manufacturing, and management synergies.

Continued investment in intellectual capital means continuity and quality for increased shareholder value.

To be great leaders, each of us must have a common recognition of value, people, and be customer oriented. These are our shared values.

We strive to optimize profits and invested capital, and we are committed to the continued generation of strong, free cash flow.

....and our practices.

                                     attract

retain                      [LOGO] CRANE UNIVERSITY                      measure

                                    develop

Leveraging Intellectual Capital

Good people make good things happen. It is our goal to retain and recruit talented people, and to train them well within a culture that calls for performance with trust and respect. We are certain that the continuity of running our business with the highest quality people is the best insurance of financial success. We invested $4.5 million in 2001 training 550 employees throughout the company at Crane University--our vehicle for learning and leveraging best practices to improve our business processes. We continued to invest in Six Sigma training, creating "black belts" who return to their companies with the tools and know-how to improve processes and squeeze out cost, while at the same time training our business unit management teams, as a group, as "green belts" to drive operational excellence in their business unit. We are strengthening our management capabilities by identifying and developing leadership talent through our "Crane 200" program. We have put in place a balanced compensation program, aligned with shareholder values, designed to reward performance and retain our ablest people. We are broadening the growth opportunities for each employee from a single business unit to all of Crane. A company wide e-resume databank allows management throughout our businesses to access the rich resource of talent we have here at Crane. Likewise, our pool of talent has the ability to keep abreast of the opportunities for growth throughout our collection of linked businesses with electronic posting of job openings and descriptions.

Make it ugly.





Improving Customer Focus

Make it ugly. This is a mantra which is heard in every part of our business. Don't dress up the facts. Tell it straight. Face up to where you really are, so all of us can understand the problem, identify the root cause, and generate a creative solution that will really work. We use this self-assessment process as a tool to understand the value proposition to the customer. We find the pain points and then leverage our resources and talent throughout Crane to improve internal processes and deliver service that exceeds expectations.

At Interpoint, in our Aerospace business unit, we meet with major customers on a quarterly basis to rate one another's performance in on-time delivery, technical capability, timely response, product quality and communications.

We set mutual improvement actions in each category, which then become a part of our on-going business reviews. Cochlear Corporation is a major customer that holds a 75% market share in the worldwide cochlear implant market. In 2001 their total implant base topped 32,000 patients--17,000 of whom were children. With their 70-year product warranty, quality and reliability are paramount. We applied the "Interpoint Customer Focus" model to help them grow revenues by 53% in their fiscal 2001. Within Interpoint, we improved our Quality metric by 35% and our On-Time Delivery metric by 25% during this same period -- and our revenue from Cochlear grew 170%. Cochlear has paid us a handsome compliment by using the success of our partnership to promote their new Key Supplier Alliance Program.

      EVA                   Operating Profit Margin             Inventory Turns


 THREE YEAR GOAL               THREE YEAR GOAL                  THREE YEAR GOAL
-----------------             -----------------                -----------------
    maximize                         15%                             5.5 x




 On-Time Delivery                 Lead Time                         Quality


 THREE YEAR GOAL               THREE YEAR GOAL                  THREE YEAR GOAL
-----------------             -----------------                -----------------
       98%                           20%                              30%
                                 improvement                      improvement
                                   per year                         per year



Achieving Operational Excellence

First we focus on the customer and find out what needs to be improved, then we drive the solution through operational excellence (OpEx). Continuous improvement, tied to financial performance, is driven and measured by the metrics illustrated above. These are indicators of how we are serving the customer, and they have become the foundation of how we run our business.

Employees from every part of Crane have been trained in a variety of tools and skills such as Lean Manufacturing, Six Sigma, and process improvement through information technology. Training in how and when to use the tools, and how to recognize the types of problems best solved with them is fundamental. In 2001, for example, we trained 20 full-time lean black belts and nearly 120 lean green belts throughout Crane, adding to the ranks of the 125 trained over the previous four years. We leverage these efforts through a program called "Crane Helping Crane" where Crane leaders are sharing best practices and lessons learned through open dialogue.

Each and every one of our OpEx metrics is results focused, and directly impacts shareholder wealth and customer satisfaction.

                                     1+1=3




Making Synergistic Acquisitions

Throughout Crane, we are making acquisitions which create value not only by being attractive businesses in their own right, but also by strengthening our existing business model. Each one of our acquisitions is designed to accelerate sales growth through the addition of new products, new customers, and new markets. All of our acquisitions must provide significant opportunities for marketing, manufacturing, and/or sourcing economies.

For example, the acquisition of Saunders and Xomox in the Fluid Handling unit has strengthened our business model. These acquisitions have added:

..    Premium brands with strong market positions, such as Xomox, Tufline,
     Tuflin, Saunders, DEPA, ELRO and REVO.

..    Technology leadership in corrosive fluid handling, sanitary valve design, and polymer diaphragms.

..    A strong international direct sales organization.

..    Three new low-cost international manufacturing facilities where we control design and quality.

The synergies created from these acquisitions come from the selling of Crane products through Saunders/Xomox channels and vice versa, from facilities rationalizations, and from expanded international sourcing and cost reduction opportunities.

                                   [GRAPHIC]

                            + TECHNOLOGY AND PRICE -

                                      REVO
                                     ------

                     Saunders Xomox Flowseal Westad, Pacific
                    -----------------------------------------

                           Centerline Crane Duocheck
                          ---------------------------

                             Crane Stockham Jenkins
                            ------------------------


                                                        Crane                     Crane Supply
Hydro-Aire/Lear Romec      Kemlite/Cor Tec          Merchandising                   Crane UK
                                                       Systems                    Crane Valves
       ELDEC                  Polyflon                                           Valve Services
                                                National Rejectors, Inc.      Crane Pumps & Systems        Barksdale
     Interpoint              Resistoflex              GmbH (nrd)               Crane Environmental      Azonix/Dynalco



                             ENGINEERED             MERCHANDISING                     FLUID
      AEROSPACE               MATERIALS                SYSTEMS                       HANDLING              CONTROLS







                                                     Crane Co.


                                             In the pages that follow,
                                                we discuss results,
                                           along with the events, trends,
                                                market dynamics and
                                               management initiatives
                                                that influenced them.

                              MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS


Aerospace

(dollars in millions)                                     2001             2000
--------------------------------------------------------------------------------
Sales                                                   $395.2           $346.8
Operating profit                                          96.6             83.7
Gross margin                                              44.5%            44.0%
Operating margin                                          24.4%            24.1%
--------------------------------------------------------------------------------

Despite the impact of the events of September 11, sales and operating profit at Crane Aerospace rose 14% and 15%, respectively, in 2001, representing slight margin improvement. Aerospace remained Crane's largest profit contributor, representing 25% of the Company's sales and 56% of operating profit.

The events of September 11 had a significant impact on commercial aerospace. Orders for new aircraft were reduced or canceled, passenger revenues declined sharply and airlines rapidly reduced the size of their fleets. Aftermarket spares orders were dramatically reduced, causing order backlog to fall 30% at the end of the fourth quarter from the September level.

Following the events of September 11, Hydro-Aire/Lear Romec and ELDEC took aggressive actions to reduce costs and to resize the business. In the fourth quarter, the work force of those businesses was reduced 13% and severance costs of $1.9 million were incurred. Facing the downturn in commercial aircraft production levels, Crane Aerospace intensified its research and development focus on safety and reduced cost of ownership. These activities are directed at retrofit applications to address the installed base of approximately 13,000 aircraft.

ELDEC recorded a 4% operating profit gain on a 9% increase in sales, maintaining strong profitability despite new program investments, in part, through cost-reducing operational excellence initiatives. Working with Hamilton-Sundstrand, ELDEC is developing electrical system products for two regional jet families--the Embraer 170-190 and the Fairchild-Dornier 728-928. ELDEC is also developing new proximity sensing electronics for the Boeing 777, was selected to provide a flap skew detection system for the Bombardier CRJ-200 regional jet and won flowmeter and pressure transducer business on the Pratt & Whitney 6000 and Rolls-Royce Trent 900 jet engines. ELDEC was awarded positions on the Cessna Sovereign and Sikorsky S-92 programs. ELDEC received Boeing's coveted Q100 Supplier Quality Recognition Award and was named SubContract Supplier of the Year by Rockwell-Collins.

Hydro-Aire acquired Lear Romec in an internal acquisition during the year. Sales of the combined businesses increased 10% from the prior year level, operating profit increased 3%. Operating margins declined slightly in 2001 due primarily to new program development costs.

Hydro-Aire maintained its leading world market share in antiskid brake control systems, with strong showings in the commercial, regional, business and military markets.

Hydro-Aire has brake control systems on every Boeing aircraft, and a 75% market share in ongoing military programs, including the F/A-18 E/F, the C-130J and the C-17. Hydro-Aire has fuel pumps on 65% of all Boeing planes and holds a 30% share of the commercial market.

The government's award of the Joint Strike Fighter (JSF) contract to Lockheed Martin was a major event for Hydro-Aire, as they will supply the brake controls. The JSF program may involve over 3,000 aircraft for the U.S. and Great Britain, although production will not begin until 2008. New and derivative brake controls are being sold to unmanned aircraft and retrofit military markets, with production expected after 2002. Through its pursuit of operational excellence (see page 10) initiatives, Hydro-Aire achieved identifiable new cost savings of over $5 million in 2001, a slightly larger gain than in 2000.

Lear-Romec was awarded the lube and scavenge pump contract for the Rolls-Royce lift fan for the JSF program. Application engineering will begin in 2002 and production in 2006. The business's research and development efforts are focused on four areas: lighter-weight pumps, extension of vane pump technology to high-pressure applications, variable frequency A.C. motors for fuel pumps, and cost reduction efforts on the Rolls Royce Trent 700/800 engine series.

A high point of 2001 was the turnaround performance of Interpoint, a manufacturer of power supplies and microelectronic assemblies. Under new leadership at Interpoint, a strong team was established that revitalized the company. Interpoint progressed from an operating loss of $4 million in 2000 to an operating profit of $5 million in 2001 on higher sales, largely due to the implementation of operational excellence processes and lean manufacturing principles. Interpoint has established a mixed technology and volume automated production cell providing customers with a "one-stop-shopping" solution for their microelectronic needs. The uniqueness of this manufacturing technology enables Interpoint to combine both hybrid and surface-mount capabilities (including flip chip, ball grid arrays, and chip scale packages) in a single in-line assembly process, with the flexibility and speed to handle a wide range of volume requirements.

Outlook

Operating results for 2002 are expected to be down approximately 30% from 2001 (excluding goodwill amortization from both periods) due to the decline in both airframe production levels and aftermarket spares shipments to commercial airlines. Boeing and Airbus plan to build approximately 350 commercial aircraft in 2002 compared to approximately 540 in 2001. Regional aircraft production is expected to be reduced from 430 to 350 in 2002. The market for business jets appears stable, while military spending is slated to increase. Aerospace will focus on aftermarket retrofit applications for safety and reduced cost of ownership for airline customers. Continued attention will be placed on operational excellence initiatives to improve operating efficiencies and lower costs as the industry adjusts to the events of September 11.

Engineered
Materials

(dollars in millions)                                     2001             2000
--------------------------------------------------------------------------------
Sales                                                   $290.8           $344.0
Operating profit                                          34.5             49.5
Gross margin                                              22.6%            24.1%
Operating margin                                          11.9%            14.4%
--------------------------------------------------------------------------------

Sales, operating profits and margins declined in Engineered Materials in 2001 primarily because of lower sales to depressed transportation and chemical process markets.

Engineered Materials sales of $290.8 million were down 16% from $344.0 million in 2000, while operating profits slid 30% from $49.5 million to $34.5 million. Operating margins were 11.9% versus 14.4%. Sales at both Kemlite and Resistoflex were enhanced by acquisitions. Both companies outperformed their markets and essentially maintained their strong market position.

Kemlite, the largest business in the segment, had sales and operating profit declines of 15% and 28%, respectively, in 2001. Operating margins remained strong in the mid-term as aggressive cost reductions and improved operating efficiencies partially offset the impact of extremely weak end markets. Sales of its fiberglass-reinforced plastic (frp) panels and translucent roofs for truck trailers were down sharply but less than the market which fell by 50% from 200,000 units in 2000 to 100,000 units in 2001. The slowdown is expected to continue throughout 2002. Sales of frp panels for recreational vehicles (RV) declined in line with the overall market which was down 13%. The RV market is expected to be up slightly in 2002. Sales of building products, including Kemlite's Sequentia brands, were down modestly from the prior year level. Kemlite's international sales were also down on reduced purchases by several major customers, partially offset by stronger European and Canadian sales.

Kemlite's $6 million acquisition of Laminated Profiles (renamed Kemlite Ltd.), a continuous panel frp producer based in the United Kingdom, in February 2001, gave the company an important foothold in Europe. Kemlite Ltd. serves transportation and RV markets mainly within the U.K. and added $7 million to 2001 sales.

In an internal acquisition, Cor Tec became part of Kemlite in 2001. Facing depressed markets, both companies downsized their work forces by mid-year and focused on reducing operating costs to strengthen margins. To improve efficiencies, Kemlite conducted several Kaizen events and expanded its operational excellence program, surpassing its cost savings goals in 2001. In addition, the entire management staff participated in lean manufacturing training in 2001.

Resistoflex operating profits were down by 27% in an extremely weak chemical process market. Operating margins were in the mid-teens and should rebound as chemical process markets recover.

Future prospects for Resistoflex were improved by two acquisitions during the year. In September, the company acquired AeroHose, a manufacturer of high pressure, plastic-lined hoses used mainly in military aircraft. AeroHose products complement Resistoflex's aerospace tube and fitting business and will be consolidated into the existing Jacksonville facility in the first quarter of 2002.

In July, the company acquired its German licensee, Resistoflex GmbH, gaining a solid position in Europe. The European operation will work closely with the recently acquired Xomox which makes plastic-lined valves that complement Resistoflex's products. Resistoflex now has manufacturing facilities in the U.S., Europe and Singapore. In addition, the Singapore unit has set up a wholly-owned business in China to sell to that country's fast-growing chemical process industry.

Resistoflex maintained a sharp focus on operational improvements to reduce costs and improve margins positioning itself for rapid growth when markets turn. Operational excellence initiatives and a focus on key metrics helped to improve on-time delivery, quality and lead times.

As part of Crane's effort to merge or divest non-core marginal or unprofitable businesses, Crane Plumbing was sold in October 2001 at an after-tax loss of $8.5 million. Crane Plumbing operated at a $1.5 million loss in 2001 on sales of $28.5 million. Engineered Materials operating margin without Plumbing was 13.7% in 2001.

Outlook

Engineered Materials operating results are expected to remain essentially flat in 2002 (excluding goodwill amortization from both periods), as the transportation and chemical process markets are expected to remain depressed throughout the year. A recent pickup in RV ordering rates suggests improvement in that Kemlite market, and the company is also targeting gains in building products. Resistoflex expects that continued strength in military aerospace and pharmaceutical markets will partially offset weak chemical process markets. The new European operations of Resistoflex and Kemlite, constrained by a weakening economy, will contribute only modestly to 2002 results.

                              MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

Merchandising
Systems

(dollars in millions)                                      2001            2000
--------------------------------------------------------------------------------
Sales                                                    $216.4          $220.6
Operating profit                                           25.6            31.3
Gross margin                                               31.6%           33.0%
Operating margin                                           11.8%           14.2%
--------------------------------------------------------------------------------

Merchandising Systems recorded slightly lower sales and an 18% decline in operating profit as strong results at National Rejectors, Inc. (NRI) were more than offset by a sharp decline at Crane Merchandising Systems (CMS).

Combined sales declined 2% to $216.4 million, compared with $220.6 million in 2000. Operating profit decreased from $31.3 million in 2000 to $25.6 million in 2001. Operating margins declined from 14.2% in 2000 to 11.8%.

The success story in 2001 was the performance of German-based NRI, Crane's manufacturer of coin-changing and coin-validation devices. In the year prior to the January 2002 introduction of Euro coins, sales of NRI's new Euro-capable devices escalated dramatically as vending operators sought to equip their machines for the new Euro coins. Sales rose 80% in 2001, while operating profit rose 167%, with exceptionally strong margins.

Once the initial strong demand for its Euro-capable electronic devices was met, orders fell sharply and NRI reduced its production and work force as planned. NRI sales in 2002 are expected to be less than half of 2001 sales with operating profit declining even more.

Crane Merchandising Systems faced difficult markets throughout 2001, both domestically and internationally, for its coffee, food and snack-vending machines. As the U.S. economy slowed, layoffs increased at offices and factories where the bulk of vending machines are installed. Vending operators pulled machines out of service and scaled back orders for new ones. European sales, mainly in the U.K., held up through mid-year, but began to weaken as these economies softened in the second half of 2001. As a result, Crane Merchandising Systems sales declined 22% in 2001 from the prior year level and the business essentially broke even at the operating profit line.

During the year, management took aggressive actions to cut operating costs and optimize invested capital. CMS focused on core products and strategically eliminated expenses for efforts devoted to non-core programs. Overall, Crane Merchandising Systems downsized the work force by 15% in 2001 and rationalized non-core products. These actions cost the company approximately $3.2 million in operating profit during the year.

At the St. Louis manufacturing facility, lean enterprise systems to increase manufacturing efficiency and reduce inventories were implemented. Significant effort in training and execution of the new lean enterprise concepts led to a 25% inventory reduction. More importantly, St. Louis manufacturing operations improved quality, increased on-time delivery to 98% and reduced product lead times to less than eight days.

Outlook

Operating results in 2002 are expected to decline about 50% to 60% from 2001, excluding goodwill amortization from both periods. This decline reflects the completion of the Euro conversion, a record year in NRI sales and operating profit, coupled with only slight anticipated improvement in the domestic automated merchandising market in 2002 from the current depressed levels. Continuing cost reduction efforts at both companies should strengthen margins and set the stage for profitable growth when markets improve.

Fluid Handling

(dollars in millions)                                      2001            2000
--------------------------------------------------------------------------------

Sales                                                    $585.2          $461.1
Operating profit                                           38.5            31.8
Gross margin                                               25.5%           24.3%
Operating margin                                            6.6%            6.9%
--------------------------------------------------------------------------------

Sales of Fluid Handling products increased 27% while operating profit rose 21% in 2001 primarily as a result of the strategic acquisition of two valve companies. In 2001, Xomox and Crane Process Flow Technologies were acquired for $180 million. These and two other smaller acquisitions provided incremental sales and operating profit of $125 million and $7.6 million, respectively. These acquisitions strengthen Fluid Handling's position in the global valve industry through increased product offerings and selling channels significantly expanding overall market reach.

Fluid Handling sales, excluding acquisitions, were flat in 2001 versus the prior year as organic growth in valve sales of 5% was offset by lower pump shipments and slightly lower sales at Crane Supply. The increase in valve shipments in 2001 reflects strong demand from longer-cycle power generation and marine markets and higher revenue from valve services. This was partially offset by extremely weak demand in Crane's short-cycle valve businesses which sell through distribution and serve the chemical process and the general industrial markets.

For the year, operating profit remained flat, excluding the incremental profits from the acquisitions. Fluid Handling operating profit in 2001 was negatively impacted by $6 million in costs for workforce reductions, product line rationalizations and a plant consolidation. Operating margin, excluding these cost reduction initiatives, improved to 7.6% of sales in 2001 versus 6.9% in 2000. Valve operating margin, excluding the cost reduction initiatives of $3.7 million, improved to 8.7% of sales in 2001 compared to 6.5% in 2000 as a result of improved operating efficiencies and lower-cost product sourcing initiatives.

Crane's business model calls for a global supply chain strategy across all its valve brands. In pursuit of this, valve production will continue to be shifted to lower-cost sources where we control product design and quality. The acquisition of Xomox and Crane Process Flow brought three new low-cost facilities under Crane control, two in India and one in Hungary. These facilities which manufacture plug, diaphragm and quarter turn butterfly valves compliment Crane's existing two facilities in China which manufacture iron and steel valves.

In addition, this business model will leverage the strong international sales organizations, premium brand recognition and technology leadership in corrosive fluid handling and sanitary valve design of the Xomox and Crane Process Flow acquisition.

Continuing improvement of operating margins through cost cutting and increased operating efficiency, toward a long-term goal of 12%, is a principal objective of lean manufacturing initiatives. Key operational excellence metrics have improved significantly as a result of the leadership and initiatives of lean black belts trained in Six Sigma analytical techniques. For example, at Washington, Iowa, where Crane manufactures iron valves, on-time delivery improved from 74% to 93% over the two years ended December 31, 2001, while lead time decreased from three weeks to two. At the Brantford, Ontario facility, on-time delivery for bronze valves improved to 97%, lead time declined to six weeks, and inventory turns improved from 1.7 to 2.9 over the twelve month period ended December 31, 2001. Crane is targeting comparable improvements at Xomox and Crane Process Flow plants.

At Crane Pumps & Systems, markets softened throughout 2001. Sales were off by 10% as a result of weakness in the general industrial market. Operating profit and margin were down significantly reflecting the sales decline as well as work force reductions and a plant consolidation which negatively impacted operating profits by $2.3 million in 2001. These actions reduced headcount by 14% in 2001 and are expected to generate significant savings in 2002. Crane Pumps & Systems also combined seven sales forces for its various brands into two and plans to expand its sourcing of lower-cost components and finished product from China.

Crane Supply, a Canada-based distributor of pipe, valves and fittings, had a slight decline in sales in 2001 while operating profit was 12% below prior year levels. Overall operating margin remained at 7% of sales.

Outlook

Fluid Handling operating results in 2002 are expected to significantly improve from 2001 (excluding goodwill amortization from both periods). This improvement will be driven by margin improvement initiatives, the full-year impact of 2001 acquisitions and strong order backlog in power generation and marine markets. Full-year results of the 2001 Xomox and Crane Process Flow acquisitions should boost segment sales and operating profits significantly in 2002. Despite continued market weakness, margins should increase as a result of rigorous cost-reduction and process improvement efforts along with savings from plant consolidations and procurement and sales synergies across Crane's valve businesses.

                              MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

Controls

(dollars in millions)                                     2001            2000
--------------------------------------------------------------------------------
Sales                                                   $101.9          $121.9
Operating profit                                           2.0            (2.1)
Gross margin                                              33.2%           29.5%
Operating margin                                           2.0%           (1.8)%
--------------------------------------------------------------------------------

Sales declined by 16% while operating profit and margins improved in Controls during 2001. This reflects the impact of the 2001 disposition of two non-core businesses and an improvement at Azonix/Dynalco.

Crane took a number of strategic actions in 2001 to improve Controls, which has faced flat-to-lower sales and declining profits and margins in recent years. The Ferguson business was contributed to a joint venture and Powers Process Controls was sold. Aggregate sales for these two businesses were $33 million in 2001.

In September 2001, the Company and Emerson Electric Co. announced the formation of a joint venture involving Emerson's Commercial Cam Co. unit and the Company's Ferguson business. The Company and Emerson contributed their respective operations into a new company, Industrial Motion Control Holding, LLC. Crane also contributed $12 million of cash into the Ferguson/Cam Co. joint venture, which is accounted for under the equity method of accounting by Crane. Market related synergies and facility rationalization are expected to improve the business model for the Company's Ferguson investment going forward. Improved pricing and cost-reduction efforts reduced losses at Ferguson's operations for the nine month period before the start of the joint venture to $2.1 million, compared with a full-year loss of $4.8 million in 2000.

Powers Process Controls, a marginally profitable business with no potential linkages with other Crane businesses, was sold at book value to a strategic buyer during 2001.

Barksdale, a leader in ride-leveling air suspension valves for heavy trucks and trailers and in blowout prevention valves used in oil and gas exploration, saw sales decline by 9% as its principal markets, transportation, oil and gas exploration and general industrial, all weakened.

Operating profit at Barksdale dropped 31% due to the lower volume and lower margin that reflect expenses for severance and costs of product rationalization programs. During the year, Barksdale has made operational improvements which are expected to benefit future performance. These include improvements in customer metrics for on-time delivery and lead-time.

In addition, the company is realigning its sales organization to a market-focused distribution approach. At the end of 2001, Barksdale launched a new pressure valve for the transportation industry and plans to ship in early 2002.

In 2001, Azonix and Dynalco were combined in an "internal acquisition" under common leadership. While Azonix/ Dynalco sales revenue was flat, operating profits more than doubled during 2001. These results reflect the benefits of consolidation, rigorous cost controls and favorable product mix. An increase in sales was achieved on strong military orders and improving oil and gas industry orders for MMI (man-machine interface) displays and controls for hazardous environments, a market the company dominates. However, this was offset by a slight sales decline on engine instruments and controls as well as diagnostic equipment, despite a strong fourth quarter.

Integration of the two management teams enabled the companies to leverage core competencies to make operations more efficient and strengthen market presence, particularly in the important oil and gas markets. Consolidation of the sales and marketing organizations improved market coverage, customer focus and use of resources. Significant gains were made in the key operational excellence metrics of on-time delivery, lead-time and quality while continued product innovation set the stage for future growth.

Outlook

Controls' 2002 operating results are expected to increase from 2001 (excluding goodwill amortization from both periods) reflecting the elimination of $2.1 million of losses in 2002 which were incurred under the prior Ferguson business model in 2001, and stable 2002 results at the remaining units. With only moderate improvement in oil and gas markets and continuing weakness in the transportation, fluid handling and general industrial markets, sales of the remaining businesses in Controls are expected to remain flat in 2002.

                   LIQUIDITY, CAPITAL RESOURCES AND CRITICAL ACCOUNTING POLICIES

Corporate

(dollars in millions)                             2001         2000
--------------------------------------------------------------------------------
Corporate expenses                             $  (25.5)     $ (10.1)
Interest income                                     1.1           .8
Interest expense                                  (21.2)       (21.6)
Miscellaneous - net                               (15.7)        27.1
Effective tax rate on income                       34.8%        35.0%
--------------------------------------------------------------------------------

The increase in Corporate expenses is primarily due to higher employee-related costs including a non-cash charge of $6.1 million resulting from the retirement of R.S. Evans as the Company's Chief Executive Officer and represents stock-based retirement costs that previously were being amortized to an anticipated retirement at age 65.

In 2001, Miscellaneous--net is primarily a loss on disposal of Crane Plumbing of $13.8 million. In addition, it includes equity income of $.9 million earned from the joint venture formed in the late third quarter of 2001 between Crane Co. and Emerson Electric Co. In 2000, $26.6 million from the gain on the sale of the Company's investment in Powec AS and a related telecommunications power supply product line is included in Miscellaneous--net.

Cash Flow

Operating activities in 2001 generated $198 million in cash flow. In addition, the disposal of non-core businesses and the sale of excess real estate generated $28 million of incremental cash during the year. The Company redeployed these resources by investing $191 million expanding its core businesses by making seven acquisitions, and investing $32 million in capital equipment while returning $52 million to shareholders through dividends and share repurchases. This represents the eighth consecutive year that Crane has generated cash in excess of $100 million from operations.

Capital expenditures in 2001 totaled $32 million. Net cash used for financing activities in 2001 includes $28 million for the repurchase of 1.1 million shares of Crane common stock and $24 million for the payment of dividends.

Capital Structure

The following table sets forth the Company's capitalization:

(dollars in thousands) December 31                          2001           2000
--------------------------------------------------------------------------------
Short-term debt                                         $  1,818       $ 14,858
Long-term debt                                           302,368        213,790
--------------------------------------------------------------------------------
Total debt                                               304,186        228,648
Less cash                                                 21,163         10,926
--------------------------------------------------------------------------------
Total net debt                                           283,023        217,722
Common shareholders' equity                              651,295        606,763
--------------------------------------------------------------------------------
Total capitalization                                    $934,318       $824,485
% of net debt to shareholders' equity                       43.5%          35.9%
% of net debt to total capitalization                       30.3%          26.4%
--------------------------------------------------------------------------------

At December 31, 2001, the principal amounts of long-term debt repayments required for the next five years were $.4 million in 2002, $103.5 million in 2003, $100.0 million in 2004, none in 2005 and $100.0 million in 2006.

As of December 31, 2001, the Company had unused domestic lines of credit totaling $115.0 million and unused foreign lines of credit totaling $42.7 million. These lines of credit are typically available for borrowings up to 364 days and are renewable at the option of the lender.

The Company's net debt increased by $65.3 million to $283.0 million at December 31, 2001. The Company's net debt to capital percentage is at 30.3% up from 26.4% in 2000. Interest coverage (income before taxes plus net interest expense divided by net interest expense) is 7.7 times interest in 2001.

At December 31, 2001, the Company had a $300 million contractually committed long-term bank credit facility under which the Company can borrow, repay or, to the extent permitted by the agreement, prepay loans and reborrow at any time prior to the termination date of November 2003. Proceeds may be used for general corporate purposes or to provide financing for acquisitions. The agreement contains certain covenants, including limitations on indebtedness and liens. A loan for $25 million was outstanding under this agreement at year-end. The Company also has a $300 million shelf registration filed with the Securities and Exchange Commission, all of which remains unissued. In February 2002, the Company entered into a two year interest rate swap agreement with JPMorgan Chase Bank which converts $100 million of 8.5% fixed rate debt to LIBOR plus 4.985%. The swap agreement terminates on March 15, 2004.

The Company's Canadian subsidiary is party to a contractually committed long-term line of credit in Canada. This facility permits borrowing of up to $15.7 million, none of which was outstanding at December 31, 2001.

As of December 31, 2001, the Company's senior unsecured debt was rated BBB+ by Standard and Poor's and Baa1 by Moody's Investors Service. The Company believes it has adequate access to both public and private credit markets to meet all of its operating and strategic objectives.

Crane is a party to a contractually committed off-balance sheet chattel paper financing facility that enables its Crane Merchandising Systems business to offer various sales support financing programs to its customers. At December 31, 2001, $35.5 million was outstanding. Recourse to Crane for all uncollectible loans made to CMS's customers by the banks under this agreement is limited to 20% of the outstanding balance per year.

The Company has no majority-owned subsidiaries that are not included in the consolidated financial statements nor does it have any interests in or relationships with any special purpose off-balance sheet financing entities.

Critical Accounting Policies and Estimates

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States. Our significant accounting policies are more fully described in the Accounting Policies note to the Consolidated Financial Statements. Certain of our accounting policies require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period.

On an on-going basis, management evaluates its estimates and assumptions, the effects of revisions are reflected in the financial statements in the period in which they are determined to be necessary. Our accounting policies include:

Accounts Receivable The Company continually monitors collections from customers and provides a provision for estimated credit losses when customer accounts exceed 90 days past due. The Company aggressively pursues collection efforts on these overdue accounts and upon collection reverses the write-off in future periods.

Inventories The Company values inventory at the lower of cost or market and regularly reviews inventory values on hand and records a provision for excess and obsolete inventory primarily based on historical usage and the Company's forecast of product demand over the next two years. As actual future demand or market conditions vary from those projected by management, adjustments to inventory valuations will be required.

Valuation of Long-Lived Assets The Company periodically reviews the carrying value of long-lived assets for continued appropriateness. These reviews are based upon projections of anticipated future undiscounted cash flows. While the Company believes these estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect valuations.

Contingencies The Company accrues expenses when it is probable that an asset has been impaired or a liability has been incurred and the amount can be reasonably estimated. Contingencies for which the Company has made accruals include environmental, warranty and product liability matters, none of which are expected to have a material adverse effect on the Company's financial position or cash flow. Adjustments to the amounts accrued are made as circumstances change.

See Contingencies note to the Consolidated Financial Statements on page 30 for a discussion of the Company's contingencies.

Benefit Plans The Company is required to make estimates and assumptions to determine benefit plan liabilities which include investment returns, rates of salary increases, discount rates and health care cost trend rates. Estimates and assumptions are reviewed annually with the assistance of external actuarial professionals and adjusted as circumstances change.

Quantitative and Qualitative Disclosures about Market Risks

The Company's cash flows and earnings are subject to fluctuations from changes in interest rates and foreign currency exchange rates. The Company manages its exposures to these market risks through internally established policies and procedures and, when deemed appropriate, through the use of interest rate swap agreements and forward exchange contracts. Long-term debt outstanding of $302 million at December 31, 2001, was generally at fixed rates of interest ranging from 2.28% to 8.50%. The Company does not enter into derivatives or other financial instruments for trading or speculative purposes.

Risk Factors

Throughout this Annual Report to Shareholders, particularly in the President's Letter to Shareholders on pages 2-5 and in the sections of Management's Discussion and Analysis of Operations on pages 13-20 the Company makes numerous statements about expectations of future performance and market trends and statements about plans and objectives and other matters, which because they are not historical fact may constitute "forward looking statements" within the meaning of the Private Securities and Litigation Reform Act of 1995. Similar forward looking statements are made periodically in reports to the Securities and Exchange Commission, press releases, reports and documents and in written and oral presentations to investors, shareholders, analysts and others, regarding future results or expected developments. Because the Company wishes to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, readers are cautioned to consider, among others, the risk factors that will be described in the Company's Form 10-K for the period ended December 31, 2001 to be filed with the Securities and Exchange Commission before March 31, 2002, when evaluating such forward looking statements about future results or developments.

Copies of the Company's Form 10-K can be obtained after it is filed by writing to the Company at the address on the back cover, from the Securities and Exchange Commission or through the Internet at the Company's Web site at www.craneco.com.

Management's Discussion and Analysis of Operations continues on page 35.

 21 Consolidated Financial Statements

 25 Notes to Consolidated Financial Statements

 34 Management's Responsibility for Financial Reporting

 34 Independent Auditors' Report

 35 2000 Review:

    Management's Discussion and Analysis of Operations


 40 Five Year Summary of Selected Financial Data

 40 Quarterly Results for the Year

 40 Market and Dividend Information--Crane Co. Common Shares


 41 Directors and Officers

 41 Shareholder Information

                                               CONSOLIDATED STATEMENTS OF INCOME





                                                                        (in thousands, except per share data)
                                                                 ------------------------------------------------
For Years Ended December 31,                                         2001                2000              1999
=================================================================================================================
Net sales                                                        $1,587,180          $1,491,190        $1,553,657
Operating costs and expenses:
   Cost of sales                                                  1,045,710             988,518         1,057,003
   Selling, general and administrative                              295,176             263,365           264,788
   Depreciation and amortization                                     74,610              55,281            62,312
-----------------------------------------------------------------------------------------------------------------
                                                                  1,415,496           1,307,164         1,384,103
-----------------------------------------------------------------------------------------------------------------
Operating profit                                                    171,684             184,026           169,554
Other income (expense):
   Interest income                                                    1,063                 820             9,750
   Interest expense                                                 (21,187)            (21,564)          (27,854)
   Miscellaneous-- net                                              (15,743)             27,078             4,345
-----------------------------------------------------------------------------------------------------------------
                                                                    (35,867)              6,334           (13,759)
-----------------------------------------------------------------------------------------------------------------
Income before income taxes                                          135,817             190,360           155,795
Provision for income taxes                                           47,197              66,631            54,897
-----------------------------------------------------------------------------------------------------------------
Income from continuing operations                                    88,620             123,729           100,898
Income from discontinued operations, net of taxes                        --                  --            13,672
-----------------------------------------------------------------------------------------------------------------
Net Income                                                       $   88,620          $  123,729        $  114,570
=================================================================================================================

Basic net income per share:
   Income from continuing operations                             $     1.48          $     2.03        $     1.51
   Income from discontinued operations                                   --                  --               .20
-----------------------------------------------------------------------------------------------------------------
Net income                                                       $     1.48          $     2.03        $     1.71
-----------------------------------------------------------------------------------------------------------------
Average basic shares outstanding                                     59,825              60,919        6    6,981
Diluted net income per share:
   Income from continuing operations                             $     1.47          $     2.02        $     1.50
   Income from discontinued operations                                   --                  --               .20
-----------------------------------------------------------------------------------------------------------------
Net income                                                       $     1.47          $     2.02        $     1.70
-----------------------------------------------------------------------------------------------------------------
Average diluted shares outstanding                                   60,355              61,399            67,460
=================================================================================================================


See Notes to Consolidated Financial Statements.

                                                     CONSOLIDATED BALANCE SHEETS


                                                                         (in thousands)
                                                                 ---------------------------
Balance at December 31,                                                2001           2000
============================================================================================
Assets
Current assets:
   Cash and cash equivalents                                     $   21,163       $   10,926
   Accounts receivable                                              217,636          209,817
   Inventories
     Finished goods                                                  68,421           87,118
     Finished parts and subassemblies                                64,965           53,361
     Work in process                                                 28,990           24,749
     Raw materials                                                   81,814           71,101
--------------------------------------------------------------------------------------------
   Total inventories                                                244,190          236,329
   Deferred tax assets                                               32,279           31,455
   Other current assets                                               7,989           11,625
--------------------------------------------------------------------------------------------
Total current assets                                                523,257          500,152
Property, plant and
equipment:
   Land                                                              45,385           32,338
   Buildings and improvements                                       134,799          132,142
   Machinery and equipment                                          456,088          424,953
--------------------------------------------------------------------------------------------
   Gross property, plant and equipment                              636,272          589,433
   Less accumulated depreciation                                    360,479          343,322
--------------------------------------------------------------------------------------------
Net property, plant and equipment                                   275,793          246,111
Other assets                                                         72,622           39,116
Intangible assets                                                    41,970           39,599
Goodwill                                                            378,473          318,873
--------------------------------------------------------------------------------------------
                                                                 $1,292,115       $1,143,851
============================================================================================
Liabilities and shareholders' equity
Current liabilities:
   Current maturities of long-term debt                          $      375       $      326
   Loans payable                                                      1,443           14,532
   Accounts payable                                                  84,707           92,249
   Accrued liabilities                                              136,690          104,361
   U.S. and foreign taxes on income                                  25,924           20,509
--------------------------------------------------------------------------------- ----------
Total current liabilities                                           249,139          231,977
Long-term debt                                                      302,368          213,790
Other liabilities                                                    22,911           22,746
Accrued postretirement benefits                                      27,694           29,653
Accrued pension liabilities                                          17,820           10,536
Deferred income taxes                                                20,888           28,386
Preferred shares, par value $.01; 5,000,000 shares authorized            --               --
Common shareholders' equity:
   Common shares, par value $1.00;
     authorized: 200,000,000 shares; issued: 72,426,139 shares;
     outstanding: 59,689,874 shares (60,426,161 in 2000)
     after deducting 12,736,265 shares
     in treasury (11,999,978 in 2000)                                72,426           72,426
   Capital surplus                                                  103,754          101,144
   Retained earnings                                                789,244          720,864
   Accumulated other comprehensive loss                             (34,461)         (31,096)
   Treasury stock                                                  (279,668)        (256,575)
--------------------------------------------------------------------------------- ----------
Total common shareholders' equity                                   651,295          606,763
--------------------------------------------------------------------------------- ----------
                                                                 $1,292,115       $1,143,851
============================================================================================

See Notes to Consolidated Financial Statements.

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                 (in thousands)
                                                                        ---------------------------------
For years ended December 31,                                               2001       2000         1999
----------------------------                                               ----       ----         ----

Operating activities:
   Income from continuing operations                                    $ 88,620   $ 123,729    $ 100,898
   Non-cash special charges                                                   --          --       16,765
   Loss/(gain) on sale of assets                                          13,799     (26,646)      (2,582)
   Depreciation and amortization                                          74,610      55,281       62,312
   Deferred income taxes                                                  (2,019)     (2,689)       6,489
   Cash provided from operating working capital                           34,090       5,338       36,678
   Other                                                                 (11,538)     (3,837)      (9,856)
---------------------------------------------------------------------------------------------------------
     TOTAL PROVIDED FROM OPERATING ACTIVITIES                            197,562     151,176      210,704
---------------------------------------------------------------------------------------------------------
Investing Activities:
   Capital expenditures                                                  (32,144)    (29,977)     (28,988)
   Proceeds from disposition of capital assets                             7,926       1,779        6,253
   Joint venture and equity investments                                  (12,000)         --       (2,029)
   Sale of equity investments                                                 --      45,556        5,361
   Payments for acquisitions, net of cash and liabilities
     assumed of $43,764 in 2001, $909 in 2000 and $7,004 in
     1999                                                               (191,168)    (11,921)     (32,760)
   Proceeds from divestitures                                             19,645          --        6,881
---------------------------------------------------------------------------------------------------------
     TOTAL (USED FOR) PROVIDED FROM INVESTING ACTIVITIES                (207,741)      5,437      (45,282)
---------------------------------------------------------------------------------------------------------
Financing activities:
   Equity:
     Dividends paid                                                      (23,918)    (24,323)     (26,704)
     Reacquisition of shares -- open market                              (28,434)    (62,296)    (124,024)
     Reacquisition of shares -- stock incentive program                   (2,279)     (4,374)        (780)
     Stock options exercised                                               9,097      12,388        6,191
---------------------------------------------------------------------------------------------------------
                                                                         (45,534)    (78,605)    (145,317)
---------------------------------------------------------------------------------------------------------
   Debt:
     Issuance of long-term debt                                          197,300      86,200      181,200
     Repayments of long-term debt                                       (109,728)   (158,576)    (265,114)
     Net (decrease) increase in short-term debt                          (21,441)      2,393      (23,594)
---------------------------------------------------------------------------------------------------------
                                                                          66,131     (69,983)    (107,508)
---------------------------------------------------------------------------------------------------------
     TOTAL PROVIDED FROM (USED FOR) FINANCING ACTIVITIES                  20,597    (148,588)    (252,825)
---------------------------------------------------------------------------------------------------------
Cash provided from discontinued operations                                    --          --       75,091
Effect of exchange rate on cash and cash equivalents                        (181)       (344)        (638)
---------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                          10,237       7,681      (12,950)
Cash and cash equivalents at beginning of year                            10,926       3,245       16,195
---------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                $ 21,163    $ 10,926     $  3,245
---------------------------------------------------------------------------------------------------------
Detail of cash provided from (used for) operating working capital
(Net of effects of acquisitions):
   Accounts receivable                                                  $ 17,888    $ (9,810)    $ 31,934
   Inventories                                                            21,412      17,806       17,335
   Other current assets                                                      791        (140)       8,283
   Accounts payable                                                      (17,869)      8,300       (5,688)
   Accrued liabilities                                                    14,497     (13,002)     (14,551)
   U.S. and foreign taxes on income                                       (2,629)      2,184         (635)
---------------------------------------------------------------------------------------------------------
     TOTAL                                                              $ 34,090    $  5,338     $ 36,678
---------------------------------------------------------------------------------------------------------
Supplemental disclosure of cash flow information:
   Interest paid                                                        $ 21,133    $ 21,596     $ 28,726
   Income taxes paid                                                    $ 34,933    $ 59,117     $ 54,825
=========================================================================================================

See Notes to Consolidated Financial Statements.

               CONSOLIDATED STATEMENTS OF CHANGES IN COMMON SHAREHOLDERS' EQUITY

                                     Common
                                     Shares                                      Accumulated                    Total
                                     Issued                                            Other                   Common
                                     at Par   Capital   Retained Comprehensive Comprehensive   Treasury Shareholders'
(in thousands, except share data)     Value   Surplus   Earnings        Income          Loss      Stock        Equity
======================================================================================================================
AT JANUARY 1, 1999                  $72,426   $96,262   $574,797                   $(18,036)  $(82,215)      $643,234
======================================================================================================================

Net income                                               114,570       114,570                                114,570
Dividend of Huttig shares                                (42,382)                                             (42,382)
Cash dividends                                           (26,704)                                             (26,704)
Reacquisition of 6,063,254 shares                                                              (126,469)     (126,469)
Exercise of stock options,
 419,914 shares                                                                                   6,191         6,191
Tax benefit--exercise of stock
 options                                        2,027                                                           2,027
Restricted stock forfeited,
 50,083 shares, net                                        3,140                                 (1,052)        2,088
Currency translation adjustment                                         (4,445)       (4,445)                  (4,445)
----------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                   110,125
======================================================================================================================
BALANCE DECEMBER 31, 1999           $72,426    98,289    623,421                     (22,481)  (203,545)      568,110
======================================================================================================================

Net income                                               123,729       123,729                                123,729
Cash dividends                                           (24,323)                                             (24,323)
Reacquisition of 3,068,375 shares                                                               (65,012)      (65,012)
Exercise of stock options 796,617
 shares                                                                                          12,388        12,388
Tax benefit--exercise of stock
 options                                        2,855                                                           2,855
Restricted stock forfeited,
 104,552 shares, net                                      (1,963)                                  (406)       (2,369)
Currency translation adjustment                                         (8,615)       (8,615)                  (8,615)
----------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                   115,114
======================================================================================================================
BALANCE DECEMBER 31, 2000           $72,426  $101,144   $720,864                    $(31,096) $(256,575)     $606,763
======================================================================================================================

Net income                                                88,620        88,620                                 88,620
Cash dividends                                           (23,918)                                             (23,918)
Reacquisition of 1,155,271 shares                                                               (30,713)      (30,713)
Exercise of stock options 542,113
 shares                                                                                           9,097         9,097
Tax benefit--exercise of stock
 options                                        2,610                                                           2,610
Restricted stock forfeited,
 123,129 shares, net                                       3,678                                 (1,477)        2,201
Currency translation adjustment                                         (3,365)       (3,365)                  (3,365)
----------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                    85,255
======================================================================================================================
BALANCE DECEMBER 31, 2001           $72,426  $103,754   $789,244                    $(34,461) $(279,668)     $651,295
======================================================================================================================

See Notes to Consolidated Financial Statements.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accounting Policies

Consolidation The consolidated financial statements include all controlled subsidiaries. Investments in affiliates over which the Company exercises significant influence but which it does not control (generally 20% to 50% ownership) are accounted for under the equity method. All intercompany items have been eliminated. Certain prior year amounts have been reclassified to conform with the 2001 presentation.

Use of Estimates The Company's financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. These require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results may differ from those estimated. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the financial statements in the period in which they are determined to be necessary. Estimates are used when accounting for such items as inventory reserves, allowance for doubtful accounts, depreciation and amortization, valuation of long-lived assets, employee benefit plans, taxes and contingencies.

Currency Translation Assets and liabilities of subsidiaries that prepare financial statements in currencies other than the U.S. dollar are translated at the rate of exchange in effect on the balance sheet date; results of operations are translated at the average rates of exchange prevailing during the year. The related translation adjustments are included in accumulated other comprehensive income (loss) in a separate component of common shareholders' equity.

Revenue Recognition Sales revenue is recorded when a product is shipped and title passes to the customer.

Income Taxes Income tax expense is based on reported earnings before income taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes using currently enacted tax rates.

Net Income Per Share The Company's basic earnings per share calculations are based on the weighted average number of common shares outstanding during the year. Diluted earnings per share gives effect to all dilutive potential common shares outstanding during the year.

(In thousands, except per share data)
For years ended December 31,                   2001          2000          1999
================================================================================
Income from continuing operations          $ 88,620     $ 123,729      $ 100,898
Income from discontinued operations              --            --         13,672
--------------------------------------------------------------------------------
Net income                                 $ 88,620     $ 123,729      $ 114,570
--------------------------------------------------------------------------------
Average basic shares outstanding             59,825        60,919         66,981
Effect of dilutive stock options                530           480            479
--------------------------------------------------------------------------------
Average diluted shares outstanding           60,355        61,399         67,460
--------------------------------------------------------------------------------
Basic net income per share:
   Income from continuing
     operations                              $ 1.48        $ 2.03         $ 1.51
   Income from discontinued
     operations                                  --            --            .20
--------------------------------------------------------------------------------
Net income                                   $ 1.48        $ 2.03         $ 1.71
--------------------------------------------------------------------------------
Diluted net income per share:
   Income from continuing
     operations                              $ 1.47        $ 2.02         $ 1.50
   Income from discontinued
     operations                                  --            --            .20
--------------------------------------------------------------------------------
Net income                                   $ 1.47        $ 2.02         $ 1.70
================================================================================

Cash and Cash Equivalents Marketable securities with original maturities of three months or less are considered to be cash equivalents.

Accounts Receivable Receivables are carried at net realizable value.

A summary of the allowance for doubtful accounts at December 31, follows:

   (in thousands)                                 2001       2000       1999
-------------------------------------------------------------------------------
Balance at beginning of year                   $8,097     $7,073         $6,199
Provisions                                      9,200      7,093          5,928
Deductions                                     (9,125)    (6,069)        (5,054)
-------------------------------------------------------------------------------
Balance at end of year                         $8,172     $8,097         $7,073
===============================================================================

Inventories Inventories are stated at the lower of cost or market. Domestic locations are principally on the last-in, first-out (LIFO) method of inventory valuation. The reduction of inventory quantities has resulted in a liquidation of LIFO inventories acquired at lower costs prevailing in prior years. Liquidations have reduced cost of sales by $5.0 million in 2001, $1.3 million in 2000 and $2.7 million in 1999. Replacement cost would have been higher by $18.9 million and $21.4 million at December 31, 2001 and 2000, respectively.

Property, Plant and Equipment Property, plant and equipment is stated at cost. Depreciation is provided by the straight-line method over the estimated useful lives of the respective assets, which range from three to twenty-five years.

Goodwill and Intangible Assets Goodwill is the excess of purchase price over the fair value of net assets acquired in business combinations accounted for under the purchase method. Goodwill, for acquisitions prior to July 1, 2001, is being amortized on a straight-line basis ranging from fifteen to forty years. The accumulated amortization was $96.0 million and $77.9 million at December 31, 2001 and 2000, respectively. Intangible assets are being amortized on a straight-line basis over their estimated useful lives, which range from five to twenty years. The accumulated amortization was $24.2 million and $20.5 million at December 31, 2001 and 2000, respectively.

Valuation of Long-Lived Assets The Company periodically evaluates the carrying value of long-lived assets, including goodwill and other intangible assets, when events and circumstances indicate that the carrying amount may not be recoverable. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

Stock-Based Compensation Plans The Company records compensation expense for its stock-based employee compensation plans in accordance with the intrinsic-value method prescribed by APB No. 25, "Accounting for Stock Issued to Employees." Intrinsic value is the amount by which the market price of the underlying stock exceeds the exercise price of the stock option or award on the measurement date, generally the date of grant.

Financial Instruments The Company periodically enters into interest rate swap agreements to moderate its exposure to interest rate changes and to lower the overall cost of borrowings. The differential to be paid or received is accrued as interest rates change and is recognized in income over the life of the agreements. No agreements were outstanding at December 31, 2001 and 2000. In addition, the Company periodically uses option contracts and forward foreign exchange contracts as economic hedges of anticipated transactions and firm purchase and sale commitments. These contracts are marked to market on a current basis and the respective gains and losses are recognized in other income (expense).

Recently Issued Accounting Standards

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations." SFAS 141 addresses the initial recognition, measurement and disclosure of goodwill and other intangible assets acquired in a business combination. It also requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. The adoption of SFAS 141 did not have a significant impact on the Company's financial statements.

The Company is required to implement Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets," which is effective January 1, 2002. SFAS 142 requires the discontinuance of amortization of goodwill and intangible assets with indefinite useful lives but requires instead that they be tested for impairment at least annually in accordance with the provisions of SFAS 142. In addition, SFAS 142 includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS 142 also requires the Company to complete a transitional goodwill impairment test as of January 1, 2002 no later than June 30, 2002. Any transitional impairment loss would be recognized as the cumulative effect of a change in accounting principle in the Company's statement of income.

As of January 1, 2002, the Company has unamortized goodwill of $378 million and unamortized intangible assets of $42 million, all of which will be subject to the transitional provisions of SFAS 142. Amortization expense related to goodwill was $18.1 million, $16.9 million and $17.4 million for the years ended December 31, 2001, 2000 and 1999, respectively. Amortization expense related to intangible assets was $3.7 million for the year ended December 31, 2001 and $3.6 million for the years ended December 31, 2000 and 1999, respectively.

The Company has not completed its assessment of the impact of adopting SFAS 142 on the Company's financial position or results of operations including what transitional loss, if any, will be required to recognize as a cumulative effect of a change in accounting principle in 2002.

The Company is required to implement SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement becomes effective January 1, 2003. The Company is assessing but has not yet determined the impact that the adoption of SFAS 143 will have on its financial position and results of operations.

The Company is required to implement SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Disposed Of" and supercedes certain parts of APB 30 "Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 resolves implementation issues previously experienced under SFAS No. 121 and broadens the reporting of discontinued operations. This statement becomes effective January 1, 2002. The adoption of SFAS 144 will not have a significant impact on the Company's financial position and results of operations.

Special Charges

The pre-tax special charge of $6.1 million taken in 2001 resulted from the retirement of R.S. Evans as the Company's Chief Executive Officer and represents stock-based retirement costs that previously were being amortized to an anticipated retirement at age 65. The charge was included in selling, general and administrative expenses.

The pre-tax special charges of $35.0 million taken in 1999 were principally for a series of actions to reduce the fixed-cost base in Aerospace, Engineered Materials, Fluid Handling and Controls by closing or consolidating facilities, reducing staff, rationalizing product lines and for other unusual items. In total, five manufacturing facilities were closed or ceased production. Severance costs were recognized in connection with the involuntary termination of 550 employees, of whom 380 were terminated prior to December 31, 1999, and the remainder were terminated in 2000. Expenditures in 2000 for these facility closure and severance costs, that exceeded the amounts accrued at December 31, 1999, were charged to the income statement in 2000. The asset impairments and disposals were the result of management's decision to close certain manufacturing and peripheral facilities in the Fluid Handling segment. The impairments involve the write-off of goodwill related to certain businesses that were exited and the disposal of equipment. The goodwill was reduced to zero and the equipment was reduced to estimated fair valve, based on estimated proceeds from disposition. The charge was included in cost of sales. A summary of the special charges for the year ended December 31, 1999, is as follows:

(in thousands)                                                            Total
--------------------------------------------------------------------------------
Severance costs                                                         $ 6,258
Facility closure costs                                                    3,553
Product liability costs                                                   7,347
Other items                                                               1,064
--------------------------------------------------------------------------------
   TOTAL CASH                                                           $18,222
--------------------------------------------------------------------------------
Inventory markdowns                                                      12,248
Asset impairments and disposals                                           4,517
--------------------------------------------------------------------------------
   TOTAL NON-CASH                                                        16,765
--------------------------------------------------------------------------------
TOTAL                                                                   $34,987
================================================================================

Research and Development

Research and development and engineering costs are expensed when incurred. These costs were approximately $55.6 million, $55.0 million and $58.9 million in 2001, 2000 and 1999, respectively. Included in these amounts were approximately $4.7 million, $6.7 million and $7.4 million received in 2001, 2000

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


and 1999, respectively, for customer-sponsored research and development.

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

Summarized financial information for discontinued operations is set forth below:

(in thousands, except per share amounts)                                1999
--------------------------------------------------------------------------------
Net sales                                                           $760,723
Income before taxes                                                   21,833(a)
Net income                                                            13,672
Diluted net income per share                                             .20
================================================================================
(a) Includes pension plan curtailment gain of $7.2 million.

Miscellaneous -- Net

(in thousands) for years ended December 31,        2001        2000        1999
--------------------------------------------------------------------------------
Gain (loss) on sale of assets                  $(13,799)(a) $26,646(c)   $2,582
Foreign exchange (loss)/gain                     (1,224)      2,597          --
Other                                              (720)(b)  (2,165)      1,763
--------------------------------------------------------------------------------
                                               $(15,743)    $27,078      $4,345
================================================================================
(a) Reflects loss on sale of Crane Plumbing.
(b) Includes equity in earnings of the Ferguson/Camco joint venture, (Industrial Motion Control Holding, LLC), of $.9 million. No dividends were received from the joint venture in 2001.
(c) Reflects gain on sale of investment in Powec AS and related telecommunications power supply product line.

Income Taxes

Income (loss) before income taxes is as follows:

(in thousands) for years ended December 31,        2001        2000        1999
--------------------------------------------------------------------------------
U.S. operations                                $105,400    $174,879    $160,888
Non-U.S. operations                              30,417      15,481      (5,093)
--------------------------------------------------------------------------------
                                               $135,817    $190,360    $155,795
================================================================================

The provision for income taxes consists of:

(in thousands) for years ended December 31,        2001        2000        1999
--------------------------------------------------------------------------------
Current:
   U.S. federal tax                             $31,581     $59,369     $41,007
   State and local tax                            2,600       4,374       2,100
   Non-U.S. tax                                  15,035       5,577       5,301
--------------------------------------------------------------------------------
                                                 49,216      69,320      48,408
================================================================================
Deferred:
   U.S. federal tax                               1,176      (5,656)      8,799
   State and local tax                              391        (127)      2,194
   Non-U.S. tax                                  (3,586)      3,094      (4,504)
--------------------------------------------------------------------------------
                                                 (2,019)     (2,689)      6,489
--------------------------------------------------------------------------------
Provision for income taxes                      $47,197     $66,631     $54,897
================================================================================

Reconciliation of the statutory U.S. federal rate to the effective tax rate is as follows:

(in thousands) for years ended December 31,        2001        2000        1999
--------------------------------------------------------------------------------
Statutory U.S. federal tax at 35%               $47,536     $66,631     $54,528
Increase (reduction) from:
   Non-U.S. taxes                                    28       3,253       2,606
   State and local taxes                          1,944       2,761       2,879
   Non-deductible goodwill                        4,803       4,697       4,836
   Foreign Sales Corporation                     (6,098)     (6,227)     (6,033)
   Other                                         (1,016)     (4,484)     (3,919)
--------------------------------------------------------------------------------
Provision for income taxes                      $47,197     $66,631     $54,897
--------------------------------------------------------------------------------
Effective tax rate                                 34.8%       35.0%       35.2%
================================================================================

At December 31, 2001, the Company had unremitted earnings of foreign subsidiaries of $120.2 million. Because these earnings, which reflect full provision for non-U.S. income taxes, are indefinitely reinvested in non-U.S. operations, or can be remitted substantially free of additional tax, no provision has been made for taxes that might be payable upon remittance of such earnings.

The components of deferred tax assets and liabilities included on the balance sheet at December 31 are as follows:

(in thousands) December 31,                                 2001           2000
--------------------------------------------------------------------------------
Deferred tax assets:
Postretirement benefits                                  $11,219        $11,951
Inventory                                                 14,274         10,386
Insurance                                                  6,199          6,741
Environmental                                              4,357          2,789
Tax loss and credit carryforwards                         11,551         11,137
Deferred compensation                                      3,072          5,269
Other                                                     20,509         18,504
--------------------------------------------------------------------------------
Total                                                     71,181         66,777
   Less valuation allowance on tax
     loss and credit carryforwards                         7,044          7,256
--------------------------------------------------------------------------------
Total deferred tax assets, net                            64,137         59,521
--------------------------------------------------------------------------------
Deferred tax liabilities:
Depreciation                                             (29,932)       (34,816)
Intangibles                                              (11,514)       (11,432)
Pension                                                   (8,232)       (10,204)
--------------------------------------------------------------------------------
Total deferred liabilities                               (49,678)       (56,452)
--------------------------------------------------------------------------------
Net deferred tax asset                                   $14,459        $ 3,069
================================================================================
Balance sheet classification:
Deferred tax assets                                       32,279         31,455
Other assets                                               3,784             --
Accrued liabilities                                         (716)            --
Deferred Income taxes                                    (20,888)       (28,386)
--------------------------------------------------------------------------------
Net deferred tax asset                                   $14,459        $ 3,069
================================================================================

As of December 31, 2001, the Company had net operating loss (NOL) carryforwards and tax credit carryforwards that will expire, if unused, as follows:

                                Non-U.S.   Non-U.S       U.S.   State     U.S.
(in thousands)                  National       R&D     State      R&D      R&D
year of expiration NOL               NOL    Credit       NOL   Credit   Credit
--------------------------------------------------------------------------------
2002-2005                        $ 3,475     $ 110   $38,340      $73     $219
After 2005                         6,260        --    54,256               336
Indefinite                        11,680        --        --       --       --
--------------------------------------------------------------------------------
TOTAL                            $21,415     $ 110   $92,596      $73     $555
--------------------------------------------------------------------------------
Deferred tax
   asset on tax
   carryforwards                 $ 7,028     $ 110   $ 3,785      $73     $555
--------------------------------------------------------------------------------

Of the total $11.6 million deferred tax asset for tax carryforwards at December 31, 2001, $7.0 million has been offset by the valuation allowance because of the uncertainty of ultimately realizing these future benefits.


Accrued Liabilities
(in thousands) December 31,                             2001           2000
--------------------------------------------------------------------------------
Employee-related expenses                           $ 64,074       $ 49,746
Insurance                                              8,166         10,060
Environmental                                            633          1,805
Warranty and product liability                        15,473         10,899
Professional fees                                      7,615          2,125
Sales allowances                                       5,364          7,576
Customer advanced payments                             1,619          2,202
Interest                                               4,500          4,446
Taxes other than income                                6,026          2,400
Pensions                                               4,366          3,111
Facility closures                                      4,198             50
Other                                                 14,656          9,941
--------------------------------------------------------------------------------
                                                    $136,690       $104,361
================================================================================
Other Liabilities

(in thousands) December 31,                             2001           2000
--------------------------------------------------------------------------------
Environmental                                       $  5,652       $  5,681
Insurance                                              5,746          6,744
Minority interest                                      1,884          1,031
Other                                                  9,629          9,290
--------------------------------------------------------------------------------
                                                    $ 22,911       $ 22,746
================================================================================
Pension and Postretirement Benefits

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

Postretirement health care and life insurance benefits are provided for certain U.S. and non-U.S. employees hired before January 1, 1990, who meet minimum age and service requirements. The Company does not pre-fund these benefits and has the right to modify or terminate the plan.

The following table sets forth the amounts recognized in the Company's balance sheet at December 31, for Company-sponsored defined benefit pension and postretirement benefit plans:

                                                    Pension Benefits        Postretirement Benefits
(in thousands) December 31,                       2001           2000         2001          2000
-----------------------------------------------------------------------------------------------------
Change in benefit
   obligation:
Benefit obligation at
   beginning of year                            $315,435       $317,892     $ 18,980     $ 16,997
Service cost                                       9,201          9,503          220          165
Interest cost                                     21,390         20,724        1,548        1,331
Plan participants'
   contributions                                     775            773        1,094        1,144
Amendments                                           390           (487)          --           --
Actuarial (gain) loss                             11,003         (6,574)       2,789        2,320
Benefits paid                                    (16,634)       (16,235)      (3,283)      (2,977)
Foreign currency exchange
   rate (gain) loss                               (4,589)       (10,161)          --           --
Acquisition/divestitures                          44,566             --         (660)          --
-----------------------------------------------------------------------------------------------------
Benefit obligation at
   end of year                                   381,537        315,435       20,688       18,980
-----------------------------------------------------------------------------------------------------
Change in plan assets:
Fair value of plan assets
   at beginning of year                          434,825        451,114
Actual return on
   plan assets                                    (4,983)        14,215
Foreign currency exchange
   rate gain (loss)                               (7,119)       (15,608)
Employer contributions                               196            566
Plan participants'
   contributions                                     815            773
Benefits paid                                    (16,634)       (16,235)
Acquisition/divestitures                          36,336             --
-----------------------------------------------------------------------------------------------------
Fair value of plan assets
   at end of year                                443,436        434,825
-----------------------------------------------------------------------------------------------------
Funded status                                     61,899        119,390      (20,688)     (18,980)
Unrecognized actuarial
   (gain)                                        (38,152)       (90,508)      (6,333)      (9,904)
Unrecognized prior
   service cost                                    2,265          1,765         (673)        (769)
Unrecognized transition
   (asset)                                          (811)          (946)          --           --
-----------------------------------------------------------------------------------------------------
Prepaid benefit/
   (accrued cost)                               $ 25,201       $ 29,701     $(27,694)    $(29,653)
=====================================================================================================

                                                                               Pension Benefits
(in thousands) December 31,                                                   2001         2000
-----------------------------------------------------------------------------------------------------
Balance sheet classification:
   Other assets                                                             $ 43,338     $ 38,274
   Accrued liabilities                                                        (1,702)         (69)
   Accrued pension liabilities                                               (16,435)      (8,504)
-----------------------------------------------------------------------------------------------------
                                                                            $ 25,201     $ 29,701
=====================================================================================================


(Dollars in thousands)                         Pension Benefits                  Postretirement Benefits
December 31,                          2001           2000          1999         2001       2000       1999
------------------------------------------------------------------------------------------------------------
Weighted average
   assumptions as
   of December 31:
Discount rate                         6.72%         6.98%          6.92%       7.25%       7.75%      7.5%
Expected rate of
   return on
   plan assets                        8.05%         7.88%          8.12%         --          --        --
Rate of compensation
   increase                           4.29%         4.59%          4.53%         --          --        --
------------------------------------------------------------------------------------------------------------
Components of
   net periodic
   benefit cost:
Service cost                        $ 9,201       $ 9,503        $12,574     $  220      $  165    $  146
Interest cost                        21,390        20,724         20,427      1,548       1,331     1,163
Expected rate
   of return on
   plan assets                      (33,693)      (33,182)       (32,461)        --          --        --
Amortization of
   prior service cost                   (62)         (872)          (748)       (95)        (95)      (95)
Recognized net
   actuarial loss
   (gain)                            (3,816)       (3,503)        (2,092)      (550)       (786)     (959)
------------------------------------------------------------------------------------------------------------
Net periodic
   (benefit) cost                   $(6,980)      $(7,330)       $(2,300)    $1,123      $  615    $  255
============================================================================================================

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $8.8 million, $8.5 million and $7.9 million, and $8.7 million, $8.0 million and $7.3 million, as of December 31, 2001 and 2000, respectively.

   At December 31, 2001, substantially all plan assets were invested in listed stocks and bonds, approximately 64% and 23% respectively. These investments included common stock of the Company, which represents 4% of plan assets.

   The Company participates in several multi-employer pension plans which provide benefits to certain employees under collective bargaining agreements. Contributions to these plans were approximately $1.1 million in each of 2001, 2000 and 1999.

   The Company's subsidiaries ELDEC Corporation and Interpoint Corporation have a money purchase plan to provide retirement benefits for all eligible employees. The annual contribution is 5% of each eligible participant's gross compensation. The contributions for 2001 and 2000 were $2.1 million and for 1999 were $2.5 million.

   The Company and its subsidiaries sponsor savings and investment plans that are available to eligible employees of the Company and its subsidiaries. The Company made contributions to the plans of approximately $4.8 million in 2001 and $5.4 million in 2000 and 1999, respectively.

   For the purpose of estimating the postretirement liability, the cost of covered benefits was assumed to increase 8.5% for 2002, and then change gradually to a 5.0% increase by 2007 and remain at that level thereafter. In 2001, the cost of covered benefits was assumed to increase 8.0% for 2001, and then to change gradually to a 5.25% increase by 2005 and remain at that level thereafter.

                                                                        1 Percentage        1 Percentage
(in thousands)                                                        Point Increase      Point Decrease
------------------------------------------------------------------------------------------------------------
Effect on total of service and interest
   cost components                                                              $143               $126
Effect on postretirement benefit obligation                                    1,446              1,285
------------------------------------------------------------------------------------------------------------

Short-Term Financing

The weighted average interest rate for loans payable, consisting of short-term bank borrowings of $1.4 million and $14.5 million at December 31, 2001 and 2000, was 5.6% and 6.7%, respectively. As of December 31, 2001, the Company had unused domestic lines of credit totaling $115.0 million and unused foreign lines of credit totaling $42.7 million. These lines of credit are typically available for borrowings up to 364 days and are renewable at the option of the lender.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Long-Term Financing

(in thousands) December 31,                           2001           2000
-------------------------------------------------------------------------------
Crane Co.
   8.50% notes due 2004                            $100,000       100,000
-------------------------------------------------------------------------------
   Original issue discount                             (186)         (269)
   Deferred financing costs                            (154)         (223)
-------------------------------------------------------------------------------
                                                     99,660        99,508
-------------------------------------------------------------------------------
   6.75% notes due 2006                             100,000       100,000
   Original issue discount                             (177)         (215)
   Deferred financing costs                            (555)         (703)
-------------------------------------------------------------------------------
                                                     99,268        99,082
-------------------------------------------------------------------------------
   Credit facility - 2.28% average rate             101,600            --
   Deferred financing costs                             (60)          (74)
-------------------------------------------------------------------------------
                                                    101,540           (74)
-------------------------------------------------------------------------------
Total Crane Co.                                     300,468       198,516
-------------------------------------------------------------------------------
Subsidiaries
   Industrial revenue bonds                             775         1,100
   Various loans                                      1,500        14,500
-------------------------------------------------------------------------------
Total subsidiaries                                    2,275        15,600
-------------------------------------------------------------------------------
   Total long-term debt                             302,743       214,116
   Less current portion                                 375           326
-------------------------------------------------------------------------------
   Long-term debt, net of current portion          $302,368      $213,790
===============================================================================

At December 31, 2001, the principal amounts of long-term debt repayments required for the next five years were $.4 million in 2002, $103.5 million in 2003, $100.0 million in 2004, none in 2005 and $100.0 million in 2006.

At December 31, 2001, the Company had a $300 million contractually committed long-term bank credit facility under which the Company can borrow, repay or, to the extent permitted by the agreement, prepay loans and reborrow at any time prior to the termination date of November 2003. Proceeds may be used for general corporate purposes or to provide financing for acquisitions. The agreement contains certain covenants including limitations on indebtedness and liens. A loan for $25 million was outstanding under this agreement at year-end. The Company also has a $300 million shelf registration filed with the Securities and Exchange Commission, all of which remains unissued. Short-term obligations of $76.6 million at December 31, 2001 were classified as long-term debt because the Company had entered into finance agreements that permit it to refinance short-term obligations on a long-term basis.

Fair Value of Financial Instruments

The carrying value of investments, short-term debt, accounts receivable and accounts payable approximates the fair value. Long-term debt rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate the fair value for debt issues that are not quoted on an exchange. The estimated fair value of long-term debt was $313.5 million and $217.9 million at December 31, 2001 and 2000, respectively.

The Company is a party to a contractually committed off-balance sheet chattel paper financing facility that enables its Crane Merchandising Systems operation to offer various sales support financing programs to its customers. At December 31, 2001, $35.5 million was outstanding. Recourse to the Company for all uncollectible loans made to CMS's customers by the banks under this agreement is limited to 20% of the outstanding balance per year.

Leases

The Company leases certain facilities, vehicles and equipment. Future minimum payments, by year and in the aggregate, under leases with initial or remaining terms of one year or more consisted of the following at December 31, 2001:

                                                           Minimum
                                            Operating     Sublease
(in thousands) December 31,                    Leases       Income           Net
--------------------------------------------------------------------------------
2002                                          $ 9,400        $ 156       $ 9,244
2003                                            7,840          117         7,723
2004                                            6,255           96         6,159
2005                                            4,598           30         4,568
2006                                            2,985           30         2,955
Thereafter                                      9,008            -         9,008
--------------------------------------------------------------------------------
Total minimum lease payments                  $40,086        $ 429       $39,657
================================================================================

Rental expense was $13.7 million, $10.6 million and $9.7 million for 2001, 2000 and 1999, respectively.

Contingencies

In the normal course of business, the Company is subject to proceedings, lawsuits and other claims including proceedings under laws and regulations related to environmental, product liability and other matters. Such matters are subject to many uncertainties and outcomes that are not predictable with assurance. However, the Company believes that after final disposition, any monetary liability or financial impact beyond that provided for at December 31, 2001 will not have a material effect on the Company's financial position or cash flows.

The Company has established insurance programs to cover product and general liability losses. These programs have deductible amounts of $5 million per claim, $10 million aggregate per policy year before coverage begins, with the exception of aircraft products, and non-U.S. claims which have first-dollar coverage. The Company does not deem its deductible exposure to be material.

The Company continues to be involved in various remediation actions to clean up hazardous wastes as required by federal and state laws. Estimated future environmental remediation cost was $6.3 million at December 31, 2001 which was fully accrued. In certain of these actions, the Company is one of several potentially responsible parties (PRPs). As a PRP, the Company could be liable for all clean-up costs despite the involvement of other PRPs. Given the financial stability of the other PRPs, the Company believes this is unlikely, and the accrual represents management's best estimate, based on current facts and circumstances, with respect to the ultimate liability that will be apportioned to the Company. The Company spent $2.4 million on environmental costs in 2001 and expects to pay remediation costs of approximately $1.5 million in 2002. The annual level of future remediation expenditures is difficult to estimate because of the many uncertainties relating to conditions of individual sites as well as uncertainties about the status of environmental laws and regulations and developments in remedial technology. In addition, the Company is a minor/de minimis PRP at certain third-party environmental remediation sites where remediation obligations are joint and several, and the Company, as part of its estimate of potential liability, periodically reviews whether the major PRPs have the ability to fulfill their portion of such remediation obligations. The Company is not aware of any significant additional liability that would result from the inability of other PRPs to fulfill their obligations. Overall, the Company's liability for the required remedial actions being implemented or engineered will not be material.

As of December 31, 2001, the Company was a defendant (among a number of defendants, typically over 50 and often over 100) in approximately 16,000 actions filed in various state and federal courts alleging injury or death as a result of exposure to asbestos. These filings typically do not identify any products of the Company as a source of asbestos exposure, and based on the Company's past experience, it is expected that a substantial majority of these cases will be dismissed against the Company for lack of product identification. The liability recorded for asbestos claims constitutes management's best estimate of defense and settlement costs for pending and reasonably anticipated future claims, net of reimbursements from the Company's insurers under a cost sharing agreement. The Company cautions, however, that inherent in its estimate of liabilities are expected trends in claim severity, frequency and other factors which may vary as claims are filed and settled or otherwise disposed of. While it is not possible to predict with certainty the ultimate outcome of these lawsuits and contingencies, the Company believes, after discussing pending claims with counsel, that resolution of these matters will not have a material effect on the Company's financial position or cash flows.

Acquisitions, Divestitures and Investments

During 2001, the Company completed seven acquisitions at a total cost of $191 million. Preliminary estimates of goodwill for the 2001 acquisitions amounted to $74 million. There are two acquisitions where preliminary fair values of assets acquired and liabilities assumed are to be finalized in 2002. In February 2001, the Company acquired Ventech Controls, Inc. located in Houston, Texas. This valve repair business provides both shop repair and remanufacture of control valves and instruments. The acquisition of Ventech significantly enhances Crane Valve Services' capabilities in the Houston market, the largest valve service market in North America. Also in February 2001, the Company acquired the fiberglass reinforced panel business of UK-based Laminated Profiles Ltd. as part of its strategic initiative to penetrate the European transportation and recreational vehicle markets. This acquisition provides the Company's Kemlite subsidiary with a quality manufacturing facility, an established distribution system and an enhanced market position in Europe.

In April 2001, the Company acquired the Industrial Flow Group of Alfa Laval Holding AB (renamed Crane Process Flow Technologies) which includes the Saunders brand of diaphragm valves manufactured in the UK and India and the DEPA brand of air operated diaphragm pumps manufactured in Germany. Crane Process Flow Technologies focuses on the development, production and distribution of valves, pumps and related components in high value-added applications.

In June 2001, the Company acquired the Xomox valve business from Emerson Electric for $145 million. Xomox supplies high-end, application-driven, sleeved-plug valves, lined valves, high performance butterfly valves, and actuators to the chemical,

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

pharmaceutical and other process industries. Xomox has major manufacturing facilities in the United States, Mexico, Germany and Hungary, and operates 22 service centers in the Americas, Europe and Asia. In addition, Xomox holds a 49% interest in an Indian joint venture that manufactures and markets plug valves for the Indian and other international markets. The Xomox acquisition brings global brand names with strong market positions that are complementary to the Company's existing product lines.

During the third quarter of 2001, the Company acquired the aerospace hose product line of Teleflex Fluid Systems and Resistoflex GmbH. AeroHose, based in Lantana, Florida, is a leading supplier of Teflon(R)-braided, high-pressure hose assemblies utilized in both commercial and military aircraft as well as ground support systems. AeroHose products are complementary in technology and application to those of Crane's Resistoflex division in Jacksonville, Florida. Resistoflex GmbH, based in Germany, is a leading manufacturer of Teflon(R)-lined, steel-piping products serving chemical and pharmaceutical markets in Europe. This acquisition provides Resistoflex with European-based manufacturing operations to complement its facilities in North America and Asia enhancing its capabilities to serve its customers in the chemical processing industry worldwide.

In December 2001, the Company acquired the patents and other intellectual property of Trinity Airweighs, obtaining a system to measure aircraft weight and center of gravity.

In September 2001, the Company sold Powers Process Controls for its carrying value. The Company also sold its Canadian Crane Plumbing business recording an after-tax loss of approximately $8.5 million. Proceeds from the sale of the businesses were approximately $20 million.

During the third quarter of 2001, Crane and Emerson Electric Co. announced the formation of a joint venture involving Emerson's Commercial Cam unit and Crane's Ferguson business unit. Emerson and Crane contributed their respective operations into a new company, Industrial Motion Control Holdings, LLC. Crane also contributed $12 million of cash into the venture. The investment in the joint venture amounts to $19.6 million at year-end 2001 and is included in Other Assets on the Balance Sheet. The joint venture is being accounted for on the equity basis.

During 2000, the Company completed two acquisitions at a total cost of $11.9 million. In March, the Company acquired Streamware Corporation, a privately-held company based in Norwood, Massachusetts, which is a leading provider of business management software and market analysis tools for the vending and food service industry. In December, the Company acquired the assets of the Valve Repair Division of Groth Corporation which will make it possible to expand into safety valve testing and repair in the key Houston, Texas, market. Goodwill for these two acquisitions amounted to $8.5 million and is being amortized over 15 years.

In October 1999, the Company acquired Stentorfield, Ltd., based in Chippenham, England, for $32.8 million. Stentorfield, a designer and manufacturer of beverage vending machines, serves the U.K. and European markets with a broad line of full-size and tabletop products for the hotel, restaurant, office coffee service and vending industries. This business was integrated with the Company's Crane Merchandising business and allows Crane Merchandising to provide a "one-stop" product offering of snack, food and beverage machines for the U.K. and European markets. Goodwill amounted to $24.3 million for this acquisition and is being amortized over 20 years.

All acquisitions were accounted for by the purchase method. The results of operations for all acquisitions have been included in the financial statements from their respective dates of purchase.

The following unaudited pro forma financial information presents the combined results of operations of the Company as if the acquisitions had taken place at the beginning of 2001. The pro forma amounts give effect to certain adjustments, including the amortization of goodwill and intangibles, increased interest expense and income tax effects. This pro forma information does not necessarily reflect the results of operations as they would have been if the businesses had been managed by the Company during these periods and is not indicative of results that may be obtained in the future. Pro forma 2001 results are as follows: net sales revenue of $1.68 billion, net income of $90.1 million and diluted net income per share of $1.49. Pro forma amounts for 2000 and 1999 acquisitions were not presented because their impact on results of operations was not material.

In May 2000, the Company sold its interest in Powec AS, a Norwegian manufacturer of power supplies for the telecommunications industry. In addition, the Company's wholly-owned Eldec Corporation subsidiary sold its related telecommunications power supply product line to the same company. Total consideration for both businesses was $45.6 million. The Company accounted for its investment in Powec AS using the equity method.

In April 1999, the Company sold Southwest Foundry, acquired as part of the Stockham Valves & Fittings, Inc. transaction, for $.4 million. In December 1999, the Company sold its Crane Defense Systems business for $6.4 million in cash and a $.8 million note due in 2002

Preferred Share Purchase Rights

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

Stock-Based Compensation Plans

The Company has two stock-based compensation plans: the Stock Incentive Plan and the Non-Employee Director Stock Compensation Plan. In accounting for its stock-based compensation plans, the Company applies the intrinsic value method prescribed by APB No. 25, "Accounting for Stock Issued to Employees." Intrinsic value is the amount by which the market price of the underlying stock exceeds the exercise price of the stock option or award on the measurement date, generally the date of grant. No compensation expense is recognized for the Company's stock option grants. Compensation expense recognized for its restricted stock awards was $7.2 million in 2001 and $2.1 million in 1999, while the net reversal of previously recorded compensation expense was $2.3 million in 2000. The 2001 expense includes $6.1 million related to the accelerated vesting of Chairman R.S. Evans' awards (see Special Charges). The pro forma net income and earnings per share listed below reflect the impact of measuring compensation expense for options granted in 2001, 2000 and 1999 in accordance with the fair-value-based method prescribed by SFAS 123, "Accounting for Stock-Based Compensation." These amounts may not be representative of future years' amounts, as options vest over a three-year period and, generally, additional awards are made each year.

(in thousands except per share data)             2001         2000         1999
--------------------------------------------------------------------------------
Net income as reported                        $88,620     $123,729     $114,570
     Pro forma                                 82,558      117,073      108,340
Net income per share
   Basic as reported                             1.48         2.03         1.71
     Pro forma                                   1.38         1.92         1.62
--------------------------------------------------------------------------------
   Diluted as reported                           1.47         2.02         1.70
     Pro forma                                   1.37         1.91         1.61
================================================================================

The weighted average fair value of options granted was $7.64 per share in 2001, $5.91 per share in 2000 and $5.66 per share in 1999. These estimates were based on the Black-Scholes multiple option-pricing model with the following weighted average assumptions:

                                                 2001         2000         1999
--------------------------------------------------------------------------------
Dividend yield                                   1.48%        2.00%        1.85%
Volatility                                      27.02%       26.46%       25.14%
Risk-free interest rates                         4.89%        6.64%        5.07%
Expected lives in years                          5.11         5.11         5.12
================================================================================

Options are granted under the Stock Incentive Plan to officers and other key employees and directors at an exercise price equal to the fair market value of the shares on the date of grant. Options become exercisable at a rate of 50% after the first year, 75% after the second year and 100% after the third year from the date of grant and expire ten years after the date of grant. A summary of stock option activity follows:

                                                                        Weighted
                                                                        Average
                                                         Number         Exercise
(Shares in thousands)                                    of Shares      Price
================================================================================
1999
--------------------------------------------------------------------------------
Options outstanding at beginning of year                 4,210          $21.95
Granted                                                  1,577           21.66
Exercised                                                 (456)          13.59
Canceled                                                  (194)          28.20
--------------------------------------------------------------------------------
Options outstanding at end of year                       5,137           22.36
Options exercisable at end of year                       2,718           20.11

2000
--------------------------------------------------------------------------------
Granted                                                  1,134           20.46
Exercised                                                 (797)          15.52
Canceled                                                  (532)          27.07
--------------------------------------------------------------------------------
Options outstanding at end of year                       4,942           22.52
Options exercisable at end of year                       3,045           22.48

2001
--------------------------------------------------------------------------------
Granted                                                  1,353           27.10
Exercised                                                 (542)          16.20
Canceled                                                  (408)          29.14
--------------------------------------------------------------------------------
Options outstanding at end of year                       5,345           23.75
Options exercisable at end of year                       3,288           23.01

A summary of information regarding stock options outstanding at December 31, 2001, follows:

(Shares in thousands)               Options Outstanding    Options Exercisable
                                   Weighted     Weighted              Weighted
                    Number          Average      Average     Number    Average
Range of                of        Remaining     Exercise         of   Exercise
Exercise Prices     Shares     Life (Years)        Price     Shares      Price
--------------------------------------------------------------------------------
 $25.63-33.54        2,172         8.06         $29.63         850      $33.51
  17.16-24.62        2,494         7.35          21.01       1,759       21.03
  10.45-16.96          679         3.61          15.01         679       15.01
================================================================================

The Stock Incentive Plan also provides for awards of restricted common stock to officers and other key employees, subject to risk of forfeiture restrictions which lapse over time or upon certain performance objectives. The Company awarded 284,460 restricted shares with a weighted average fair value of $26.78 in 2001. As of December 31, 2001, there were available for future awards a total of 319,500 shares.

Under the Non-Employee Director Stock Compensation Plan, directors who are not full-time employees of the Company receive the portion of their annual retainer that exceeds $15,000 in shares of common stock. The shares are issued each year after the Company's annual meeting, are forfeitable if the director ceases to remain a director until the Company's next annual meeting and may not be sold for a period of five years or until the director leaves the Board. Also under this plan, at the date of the annual meeting, each non-employee director is granted an option to purchase 2000 shares of common stock at an exercise price equal to the fair market value of the shares on the date of grant exercisable at a rate of 50% after the first year, 75% after the second year and 100% after the third year from the date of grant, expiring ten years after the date of grant. For 2001, the non-employee directors received an aggregate of 16,000 shares with a weighted average fair value of $27.13. Upon the adoption of this plan in 2000, each non-employee director received a grant of options to purchase common stock with an aggregate value,

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

determined on the basis of the Black-Scholes method, equal to his accrued benefit under a retirement plan for non-employee directors which was terminated. One director elected to remain in the retirement plan and does not receive options under the new plan. For 2000, non-employee directors received an aggregated 5,040 shares with a weighted average fair value of $24.00 in 2000, and approximately 120,000 options to purchase shares at an exercise price of $23.69 per share.

Segment Information

The Company's segments are reported on the same basis used inter-nallyfor evaluating segment performance and for allocating resources.

The Company has five reporting segments: Aerospace, Engineered Materials, Merchandising Systems, Fluid Handling and Controls.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

The Company accounts for intersegment sales and transfers as if the sales or transfers were to third parties at current market prices.

Information by industry segments follows:


(in thousands)                                      2001          2000           1999
---------------------------------------------------------------------------------------
Aerospace
---------------------------------------------------------------------------------------
   Net sales -- outside                          $ 395,210     $ 346,823      $ 363,128
   Net sales -- intersegment                            --            --             --
   Operating profit                                 96,579        83,650       96,078(a)
   Assets                                          252,350       258,735        269,154
   Capital expenditures                             10,168         8,652          8,245
   Depreciation and amortization                    14,327        13,337         13,041
Engineered Materials
---------------------------------------------------------------------------------------
   Net sales -- outside                          $ 289,278     $ 341,988      $ 353,534
   Net sales -- intersegment                         1,507         2,017          3,539
   Operating profit                                 34,514        49,512         59,879(a)
   Assets                                          206,705       228,632        249,961
   Capital expenditures                              1,915         4,265          4,380
   Depreciation and amortization                    14,235        13,846         14,085
Merchandising systems
---------------------------------------------------------------------------------------
   Net sales -- outside                          $ 216,377     $ 220,557      $ 201,941
   Net sales -- intersegment                            --            --             --
   Operating profit                                 25,592        31,284         35,838
   Assets                                          139,615       159,912        150,197
   Capital expenditures                              5,872         6,182          6,979
   Depreciation and amortization                     9,275         8,977          7,128
Fluid Handling
---------------------------------------------------------------------------------------
   Net sales -- outside                          $ 585,162     $ 461,016      $ 502,170
   Net sales -- intersegment                            12            38             57
   Operating profit                                 38,461        31,751         22,870(a)
   Assets                                          543,986       308,717        330,528
   Capital expenditures                             12,927         8,064          6,390
   Depreciation and amortization                    17,751        13,258         16,829
Controls
---------------------------------------------------------------------------------------
   Net sales -- outside                          $ 101,153     $ 120,806      $ 120,166
   Net sales -- intersegment                           744         1,083          1,051
   Operating (loss) profit                           2,032        (2,139)         4,071(a)
   Assets                                           73,798       117,955        129,240
   Capital expenditures                              1,166         2,128          1,905
   Depreciation and amortization                     6,100         6,619          6,866
---------------------------------------------------------------------------------------

(a) Before special charges for Aerospace ($9.0 million), Engineered Materials ($3.2 million), Fluid Handling ($18.9 million), Controls ($3.4 million) and Corporate ($.4 million).


(in thousands)                                        2001          2000           1999
-----------------------------------------------------------------------------------------
Consolidated net sales
     Reportable segments                         $ 1,589,443   $ 1,494,328    $ 1,545,586
     Other                                                --            --         12,717
     Intersegment elimination                         (2,263)       (3,138)        (4,646)
-----------------------------------------------------------------------------------------
TOTAL NET SALES                                  $ 1,587,180   $ 1,491,190    $ 1,553,657
-----------------------------------------------------------------------------------------
Operating profit
     Reportable segments                         $   197,178   $   194,058    $   218,736
     Other                                                --            --           (546)
     Corporate                                       (25,494)      (10,092)       (13,598)(a)
     Special charges                                      --            --        (34,987)(a)
Intersegment elimination                                  --            60           ( 51)
-----------------------------------------------------------------------------------------
TOTAL OPERATING PROFIT                           $   171,684   $   184,026    $   169,554
-----------------------------------------------------------------------------------------

Assets
     Reportable segments                         $ 1,216,454   $ 1,073,951    $ 1,129,080
     Corporate                                        75,661        69,900         51,617
-----------------------------------------------------------------------------------------
TOTAL ASSETS                                     $ 1,292,115   $ 1,143,851    $ 1,180,697
-----------------------------------------------------------------------------------------
Capital expenditures
     Reportable segments                         $    32,048   $    29,291    $    27,899
     Other                                                --            --            274
     Corporate                                            96           686            815
-----------------------------------------------------------------------------------------
TOTAL CAPITAL EXPENDITURES                       $    32,144   $    29,977    $    28,988
-----------------------------------------------------------------------------------------
Depreciation and amortization
     Reportable segments                         $    61,688   $    56,037    $    57,949
     Other                                                --            --            335
     Corporate                                        12,921          (756)         4,028
-----------------------------------------------------------------------------------------
TOTAL DEPRECIATION AND AMORTIZATION              $    74,609   $    55,281    $    62,312
=========================================================================================

Information by geographic segments follows:

(in thousands)                                        2001          2000          1999
-----------------------------------------------------------------------------------------
Net sales

     United States                               $   931,684   $   950,320    $ 1,012,090
     Canada                                          184,505       207,089        202,899
     Europe                                          328,773       222,992        238,320
     Other international                             142,218       110,789        100,348
-----------------------------------------------------------------------------------------
TOTAL NET SALES                                  $ 1,587,180   $ 1,491,190    $ 1,553,657
-----------------------------------------------------------------------------------------
Operating profit

     United States                               $    85,493   $   126,538    $   140,362
     Canada                                           15,014        14,353         10,351
     Europe                                           52,822        30,291          8,465
     Other international                              18,355        12,844         10,376
-----------------------------------------------------------------------------------------
TOTAL OPERATING PROFIT                           $   171,684   $   184,026    $   169,554
=========================================================================================
Assets
   United States                                 $   905,255   $   905,252    $   923,215
   Canada                                             61,092        81,672         91,367
   Europe                                            298,093       138,232        148,715
   Other international                                27,675        18,695         17,400
-----------------------------------------------------------------------------------------
TOTAL ASSETS                                     $ 1,292,115   $ 1,143,851    $ 1,180,697
=========================================================================================

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


/s/ Eric C. Fast
Eric C. Fast
President and Chief Executive Officer


/s/ M L Raithel
M.L. Raithel
Vice President, Finance and Chief Financial Officer



INDEPENDENT AUDITORS' REPORT

[LOGO]Deloitte & Touche

To the Shareholders of Crane Co.

We have audited the accompanying consolidated balance sheets of Crane Co. and its subsidiaries ("the Company") as of December 31, 2001 and 2000, and the related consolidated statements of income, cash flows and changes in common shareholders' equity for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.

An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Crane Co. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Stamford, Connecticut
JANUARY 18, 2002

                  2000 REVIEW MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

Aerospace

(dollars in millions)                                     2000             1999
--------------------------------------------------------------------------------
Sales                                                   $346.8           $363.1
Operating profit                                          83.7             87.1
Operating profit*                                         83.7             96.1
Gross margin*                                             44.0%            45.0%
Operating margin*                                         24.1%            26.5%
--------------------------------------------------------------------------------

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

Hydro-Aire has laid the foundation for future growth with a continuing series of new product and application "wins" due to its recognized leadership in brake control technology. These include brake control systems on the new Boeing 767-400ER and 777X, the Cessna Sovereign business jet and the low- and high-level trainers for the Eurofighter program. The business is also benefiting from the robust market in smaller, regional jets, of which 280 were delivered in 1998, 300 in 1999, 360 in 2000 and a projected 430 in 2001. Hydro-Aire brake control systems are on all Embraer aircraft, the Bombardier CRJ-100/200 models, and all but one of the Fairchild Dornier jet models. Hydro-Aire is developing brake control solutions for proposed new regional and business jets, the military Joint Strike Fighter, the Airbus superjumbo A380 and Boeing derivative aircraft.

ELDEC, Crane Aerospace's largest business, also outpaced expectations, improving its already strong position in the regional jet market. Its proximity sensing systems are on Embraer 170 and 190 models, Bombardier's CRJ 700 and 900 models and Dornier's 728 and 928 models. ELDEC will provide DC electrical components and power supplies to certain Embraer and Dornier aircraft. Embraer honored ELDEC with its "Best Suppliers Award -- 2000" for quality. ELDEC remains the sole-source supplier of proximity sensors, systems and components on Boeing's new, longer-range 777X and is working with Boeing on the strategic 747X that responds to the Airbus superjumbo challenge. ELDEC continues to supply equipment -- door and landing gear proximity sensing systems -- on Airbus aircraft. ELDEC is working with both Boeing and Lockheed Martin on their competing versions of the Joint Strike Fighter, with the winner to be chosen sometime in 2001.

ELDEC maintained strong margins in the face of lower sales, price pressures and a less favorable product mix by accelerating its efforts at quick-response manufacturing.

Lear Romec increased its operating profit by $1.2 million on modestly higher sales by strengthening margins, largely through its emphasis on lean manufacturing and training to reduce costs and improve execution. Bookings continued strong in 2001 despite intense competition and pricing pressure from several engine manufacturers for which it supplies lube or scavenge pumps. Both competitors for the Joint Strike Fighter design chose Lear Romec to supply fuel pumps, and the company was also chosen to supply fuel pumps for the new Pilatus tur-boprop trainer, scheduled to go into service in 2003. Lear Romec is also developing a new pump and integrated drive gear for Honeywell and equipment for several helicopters due to enter service in late 2001 and 2002.

Interpoint operated at a loss in 2000 with revenue and operating profit down $10 million and $9 million, respectively, from 1999. Interpoint faced soft markets for its standard power converters and other products for uses in its main Aerospace market. Conversely, the company was unable to meet the strong demand for other products due to manufacturing inefficiencies associated with shortages of critical electronic components. Under new leadership in the latter part of 2000, Interpoint focused on smoothing its production processes through cell manufacturing techniques, obtaining alternative component supplies and resolving several design issues with customers. Significant opportunities exist for its radio frequency products for fiberoptic cable which serve the telecommunication market. Order backlog has increased to $38 million at December 31, 2000 from $18 million in 1999.

Engineered
Materials

(dollars in millions)                                    2000              1999
--------------------------------------------------------------------------------
Sales                                                  $344.0            $357.1
Operating profit                                         49.5              56.7
Operating profit*                                        49.5              59.9
Gross margin*                                            24.1%             25.8%
Operating margin*                                        14.4%             16.8%
--------------------------------------------------------------------------------

*Before special charges of $3.2 million in 1999.

Overall sales and operating profit declined in the Engineered Materials segment in 2000, although three of the five companies had higher sales and two increased their operating profit. Segment sales decreased $13.1 million, or 3.7%, from 1999 and operating profit decreased $10.4 million, or 17.3%, from 1999 (before special charges in 1999). Gross margins were 24.1% in 2000, compared with 25.8% in 1999. Domestic sales accounted for approximately 80% of the segment sales in both 2000 and 1999. Operating margins also decreased, and bookings declined slightly. All of the businesses invested significantly in lean manufacturing or other cost-reduction initiatives aimed at improving margins in the future. Backlog decreased $6 million to $19 million at December 31, 2000 as compared with 1999.

Kemlite, the segment's largest business, had its first down year in sales since 1991, off $17.9 million from 1999, and its first decline in operating profit since 1995, down $10.0 million from 1999, as a result of a sharp fall-off in the truck trailer transportation market and softer recreational vehicle and building products markets. Operating margins were reduced 13.5% by higher raw material costs for its fiberglass-reinforced plastic truck and trailer liner panels, recreational vehicle side-walls and construction panels and by the bankruptcy of a major customer.

Kemlite responded by adjusting spending, cutting costs through Six Sigma and lean manufacturing programs, focusing on new sales opportunities and emphasizing customer service. As a result, Kemlite realized solid operating margins and maintained its strong market position in all markets served. Cash flow, although below 1999 levels, remained strong.

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

Resistoflex increased sales of its plastic-lined, corrosion-resistant products for industrial and aerospace markets, but margins and operating profits, although strong, declined slightly because of higher-than-expected development costs for hose and specialty products. Sales of pipe and fittings, the business's main products, were flat domestically but sales in Asia increased and were profitable.

The chemical process industry, Resistoflex's largest market, remained flat during 2000 as high energy and raw material costs constrained customers' capital spending. The pharmaceutical portion of the market was less affected, but global competition and the strong U.S. dollar negatively impacted sales.

Resistoflex increased its military aerospace business, with strong activity in the space shuttle and engine markets. In addition, a new tube-bending capability generated significant additional sales. Resistoflex also sought patents for two new fittings designed to withstand vibration, and these are being tested by major airframe and engine manufacturers. New military programs, such as the F-22 fighter and Joint Strike Fighter, will also provide Resistoflex with continued growth opportunities for its fittings, and tube and hose products.

Crane Plumbing increased sales of its steel, acrylic and ceramic plumbing supplies and fixtures by 9% on gains in Canada's new housing market and increased sales in the U.S. Crane Plumbing's 2000 operating loss widened by $2.8 million compared with 1999 as increasing oil and natural gas prices pushed up raw material and transportation costs while competitive conditions constrained pricing to customers.

                  2000 REVIEW MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

Merchandising
Systems

(dollars in millions)                                    2000              1999
--------------------------------------------------------------------------------
Sales                                                  $220.6            $201.9
Operating profit                                         31.3              35.8
Gross margin                                             33.0%             36.4%
Operating margin                                         14.2%             17.7%
--------------------------------------------------------------------------------

Segment sales increased $18.7 million, or 9.2%, from 1999, while operating profit decreased $4.5 million, or 12.7%. Gross margins were 33.0% in 2000, compared with 36.4% in 1999. Domestic sales were 51% of the segment sales in 2000, compared with 54% in 1999. Results at Crane Merchandising, the larger of the segment's two businesses, were impacted by costs associated with disappointing new product introductions, unfavorable currency exchange rates in Europe, labor issues and manufacturing inefficiencies at its St. Louis, Missouri, plant, and costs associated with the Streamware, acquired earlier in the year. The segment's other business, National Rejectors (NRI) increased its operating margin to 22.2% and operating profits by $1.5 million, despite adverse currency translation that resulted in lower sales in U.S. dollar terms. Order backlog increased $51 million to $69 million at December 31, 2000, as compared with 1999, resulting from advanced orders in anticipation of the euro currency conversion.

Crane Merchandising' sales of its core snack and beverage vending machine products grew modestly, but the largest part of its sales gain was derived from its 1999 acquisition of Stentorfield in the U.K. Although its initial sales were less than expected, Crane Merchandising' All Temperature Vending machine, the first snack machine designed for stand-alone use at outdoor locations under a wide range of weather conditions, was well received at premier U.S. locations, such as Yosemite National Park, and in Australia. Exports of snack and beverage machines were solid in 2000 and continued to result in strong sales in Australia and New Zealand. The March acquisition of Streamware, a leading U.S. provider of software and market research information to the vending industry, gave Crane Merchandising an opportunity to develop a significant new business.

Streamware's VendMAX is a fully integrated software/hardware solution that offers operators complete cash accountability, inventory control and improved merchandising capabilities. Crane Merchandising is well positioned to meet the challenge of integrating this capability into its own machines and those of competing equipment makers.

Crane Merchandising, under new leadership since the fourth quarter of 2000, is focusing on improving profitability through operational efficiencies at its manufacturing plant in St. Louis and by focusing on business opportunities at Streamware. Crane Merchandising expects to improve its production processes through Six Sigma and lean manufacturing programs.

At NRI, the long-awaited demand for its coin validation machines designed for euro coins finally materialized in August. NRI is among the relatively few makers of coin validators that will supply European countries, which must equip existing and new coin-operated vending machines, with validators programmed for the new euro coins that will go into circulation in January 2002. Delays in a number of countries in establishing final designs for euro coins prevented early production of sufficient machines to accommodate the changeover.

NRI significantly increased sales of its smallest validators in 2000, as some major customers started to make their equipment euro-currency compliant. Because approximately one million of these validators are in service throughout Europe, replacement business will be a substantial and continuing revenue source. NRI has added additional shifts to meets its customer needs.

Fluid Handling

(dollars in millions)                                    2000              1999
--------------------------------------------------------------------------------
Sales                                                  $461.1            $502.2
Operating profit                                         31.8               4.0
Operating profit*                                        31.8              22.9
Gross margin*                                            24.3%             21.8%
Operating margin*                                         6.9%              4.6%
--------------------------------------------------------------------------------

*Before special charges of $18.9 million in 1999.

The Fluid Handling segment increased profits in 2000 on planned lower sales, as plant consolidations, product rationalizations and other cost-saving efforts undertaken in 1999 significantly reduced fixed costs. Segment sales decreased $41.1 million, or 8.2%, while operating profit increased $8.9 million, or 38.8%, from 1999 (before special charges in 1999). Gross margins were 24.3% in 2000, compared with 21.8% in 1999. Domestic sales were 52% of segment sales in both 2000 and 1999. Operating profit of $31.8 million was well above the $22.9 million earned in 1999 before related special charges that reduced that year's operating profit to $4 million. The sales decline resulted from reduced nuclear power plant outages, reduced export sales at Crane Valves -- U.K. and renewed emphasis on accepting only profitable business. Contributing to the operating profit increase were the improved business mix, sharply increased demand from the power generation industry and a significant turnaround in the U.K. at Crane Ltd., which returned to profitability despite lower sales. Fluid Handling order backlog was up 18% to $92 million at December 31, 2000, compared with the prior year level.

Crane's global valve business was reorganized in late 2000 to leverage the products and brands sold through its North American distribution channels and to focus its direct selling efforts at Pacific, Westad and Stockham Belfast on specific end-user markets in the power generation, hydrocarbon and marine industries.

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

Crane Pumps had lower profits of $1.7 million on flat sales because of expenses related to the resolution of a product field issue and because of higher administrative costs incurred in improving its management team. The new leadership and management organization clearly focuses responsibility for expanding the sales and profitability of Crane's many pump brands. Continuing cost reduction, cross-branding opportunities and manufacturing and material sourcing efficiencies will be emphasized in 2001. Crane Environmental, also under new leadership, had lower sales and operating profit but gained momentum as it launched a quick-ship program and focused on high-potential water desalination and whole-house water purification niches.

Crane Supply increased its operating profit to $8.2 million on slightly lower sales to $106.1 million from $111.9 million in 1999, with an improved customer and product mix. The company, which distributes pipe, valves and fitting supplies throughout Canada, also benefited from strength in the Ontario and Quebec markets. It successfully introduced a line of stainless steel pipe, valves and fittings, and in the fourth quarter, launched an online order entry system that was well received. The company implemented a new warehouse management system at the first two of eight warehouses, opened two new branches in Ontario and converted three more of its 30 service branches to higher-margin express stores, for a total of nine.

                  2000 REVIEW MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

Controls

(dollars in millions)                                     2000             1999
--------------------------------------------------------------------------------
Sales                                                   $121.9           $121.2
Operating (loss) profit                                   (2.1)              .7
Operating (loss) profit*                                  (2.1)             4.1
Gross margin*                                             29.5%            34.2%
Operating margin*                                         (1.8)%            3.4%
--------------------------------------------------------------------------------

*Before special charges of $3.4 million in 1999.

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

At Barksdale, the segment's largest business, sales decreased to $42.9 million, from $44.1 million in 1999, and operating profit declined to $4.0 million, from $4.8 million in 1999. Barksdale continued its transition from a process-oriented organization to an externally focused, growth-oriented enterprise. In 2000, with a new management team, Barksdale deployed cross-functional teams company-wide and improved customer service and increased on-time delivery. Barksdale's German operation had a significant sales gain and strong market acceptance of the business's new solid state pressure switch which is being launched in the U.S. in 2001. Barksdale is focusing on expanding its markets in Europe and penetrating Asia and Latin America, while pushing product development to gain new customers in mature U.S. markets. It looks for increased sales and earnings in 2001.

Ferguson's problems centered around the move of its machining operations from Greenwood, Mississippi, to its St. Louis, Missouri, plant. A poorly executed plant consolidation, resulting in machinery reinstallation difficulties, machine breakdowns, inefficient scheduling and expensive outsourcing, combined with ineffective pricing practices added to Ferguson's loss. The company, under new leadership, expects markets to soften but anticipates a return to profitability by year-end 2001.

At Powers Process Controls, sales fell moderately to $22.8 million from $24.6 million in 1999 and profits declined by $1.4 million to near break-even level, as the business's vigorous new-product sales effort could not offset reduced sales in its core water tempering valve business. Powers introduced ten new products in 2000, its largest one-year total, with five more scheduled for 2001. They are designed to be less costly to manufacture and to penetrate price-sensitive institutional markets. Powers invested significant effort in reducing inventories, completing cellular layouts and repositioning its commercial plumbing products.

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

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA


Years Ended December 31, (in thousands, except per share data)           2001        2000        1999        1998        1997
-----------------------------------------------------------------------------------------------------------------------------
Net Sales                                                          $1,587,180  $1,491,190  $1,553,657  $1,561,055  $1,411,328
Depreciation and amortization                                          74,610      55,281      62,312      55,873      50,991
Operating profit                                                      171,684     184,026     169,554     211,961     176,759
Interest expense                                                       21,187      21,564      27,854      27,661      23,632
Income before taxes                                                   135,817     190,360     155,795     192,789     161,022
Provision for income taxes                                             47,197      66,631      54,897      67,947      57,306
-----------------------------------------------------------------------------------------------------------------------------
Income from continuing operations                                      88,620     123,729     100,898     124,842     103,716
-----------------------------------------------------------------------------------------------------------------------------

Income from continuing operations per diluted share                      1.47        2.02        1.50        1.80        1.50
Cash dividends per common share                                           .40         .40         .40         .37         .33
Total assets                                                        1,292,115   1,143,851   1,180,697   1,379,731   1,131,483
Long-term debt                                                        302,368     213,790     286,772     357,710     259,001
=============================================================================================================================


QUARTERLY RESULTS FOR THE YEAR

Years Ended December 31, (in thousands, except per share data)        First      Second        Third      Fourth      Year
-----------------------------------------------------------------------------------------------------------------------------
2001
Net sales                                                          $  379,283  $  409,034  $  426,212  $  372,651  $1,587,180
Cost of sales                                                         248,954     267,441     282,714     246,601   1,045,710
Depreciation and amortization(a)                                       11,770      12,378      13,184      12,855      50,187
Gross profit                                                          118,559     129,215     130,314     113,195     491,283
Net income                                                             20,279      32,463      17,869      18,009      88,620
Net income per diluted share                                              .33         .54         .30         .30        1.47
2000
-----------------------------------------------------------------------------------------------------------------------------
Net sales                                                            $383,807    $387,853    $363,190    $356,340  $1,491,190
Cost of sales                                                         254,006     252,490     246,497     235,525     988,518
Depreciation and amortization(a)                                       11,853      11,691      11,693      11,242      46,479
Gross profit                                                          117,948     123,672     105,000     109,573     456,193
Net income                                                             27,662      47,825      21,407      26,835     123,729
Net income per diluted share                                              .45         .78         .35         .44        2.02
=============================================================================================================================

(a) Amount included in cost of sales.


MARKET AND DIVIDEND INFORMATION - CRANE CO. COMMON SHARES


                                                 New York Stock Exchange Composite Price per Share     Dividends per Share
-----------------------------------------------------------------------------------------------------------------------------
                                                    2001         2001         2000         2000         2001          2000
Quarter                                             High          Low         High          Low
-----------------------------------------------------------------------------------------------------------------------------
First                                             $28.38       $24.25       $24.00       $18.63         $.10          $.10
Second                                            $31.56       $24.95       $29.50       $23.00         $.10          $.10
Third                                             $32.25       $19.95       $26.38       $20.88         $.10          $.10
Fourth                                            $26.33       $20.09       $28.50       $22.00         $.10          $.10
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                        $.40          $.40
                                                                                                    =========================

On December 31, 2001 there were approximately 4,525 holders of record of Crane Co. common stock.
The Company effected a three-for-two split of its common stock on September 14, 1998.
All per share data prior to the splits have been restated.

40