Form 10-K, Exhibit 13
period 2003-12-31
CRANE CO /DE/
filed 2004-03-05
CIK 25445

CRANE®	EXHIBIT 13

Except for those portions of the Annual Report that are expressly incorporated herein by reference, the Annual Report is furnished for the information of the Securities and Exchange Commission and is not deemed filed as part of this Form 10-K.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS

In the pages that follow, we discuss results, along with the events, trends, market dynamics and management initiatives that influenced them.

	Sales		Operating Profit
(dollars in millions)	2003	2002	2003	2002
Aerospace & Electronics	$429.1	$340.8	$96.2	$70.7
Engineered Materials	240.2	233.2	48.1	44.4
Merchandising Systems	155.3	161.9	2.8	7.2
Fluid Handling	748.3	715.8	43.5	53.7
Controls	63.4	64.8	4.5	4.8
Elimination	(0.3)	(0.2)	—	—

Reporting segment sales and operating profit	1,636.0	1,516.3	195.1	180.8
Corporate	—	—	(26.1)	(141.1)

Total	$1,636.0	$1,516.3	$169.0	$39.7

Corporate asbestos charges			—	115.3
Operating profit before asbestos charges	—	—	$169.0	$155.0

Overview

Sales in 2003 increased $120 million or 8% to $1.636 billion compared with $1.516 billion in 2002. The sales increase included $119 million of incremental sales from acquisitions net of dispositions and $53 million from favorable foreign exchange. The Aerospace & Electronics Segment’s sales increase reflected the partial year inclusion of Signal Technology Corporation acquired in May 2003 as well as the full year inclusion of General Technology acquired in November 2002. In the Engineered Materials Segment, demand for fiberglass-reinforced panels from the recreational vehicle and truck trailer markets remained strong. Demand for European coin changing equipment and North American vending machines remained depressed for the Merchandising Systems Segment. The Fluid Handling Segment’s sales increase reflected the June 2003 acquisition of certain pipe coupling and fittings businesses of Etex ($31 million) and favorable foreign exchange ($41 million). Excluding acquisitions and foreign exchange, this segment’s sales declined 6% reflecting the continued weak market conditions in the chemical processing industry, power, marine and general industrial markets.

Operating profit was $169 million in 2003 compared with $155 million before asbestos-related charges in 2002. Operating profit in 2003 included $20 million from acquisitions and dispositions. Operating profit, excluding acquisitions, dispositions and the asbestos-related charges, was slightly lower than the prior year as increased costs in 2003 from pension, severance and insurance exceeded aggregate charges in 2002 for environmental remediation and aerospace fuel pump inspections. During 2002, Crane Co. (the “Company”) recorded a non-cash, pre-tax asbestos charge of $115.3 million ($78.4 million after tax). See the detailed disclosure in the Asbestos Liability note to the consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS

Aerospace & Electronics

(dollars in millions)	2003	2002
Net sales	$429.1	$340.8
Operating profit	96.2	70.7
Assets	$432.2	$261.6
Operating margin	22.4%	20.7%

Overview

In 2002, the Aerospace Segment commenced an internal reorganization to recognize the market uniqueness of aerospace and electronics by organizing itself into two focus areas to seek customer solutions for these markets. The new structure, which was completed in 2003, resulted in the establishment of the “Aerospace Group” and “Electronics Group” which enables the segment to reduce operating costs, better leverage and share intellectual capital and improve its focus on customer solutions. It also provides the structure for efficient integration of acquisitions and elimination of duplicate overhead and capital expenditures.

In 2002, the Aerospace Group consisted of Hydro-Aire/Lear Romec and a portion of Eldec. At the end of 2002, Resistoflex-Aerospace was reclassified into the Aerospace Group from Engineered Materials. In 2003, the Aerospace Group created a “one company” leadership and management team over its four sites. This change provided better use of resources and resulted in cost reductions of $8 million in 2003.

The Aerospace Group products are currently manufactured under the brand names Eldec, Hydro-Aire, Lear Romec and Resistoflex-Aerospace. The group’s products are organized into the following solution sets: Landing Systems Solutions, Sensing and Controls Solutions, Fluid Management Solutions and Aircraft Electrical Power Solutions.

In 2002, the Electronics Group completed the internal merger of Interpoint with the power supply business of Eldec. Additionally, through acquisitions in both 2002 and 2003 the group was further strengthened and substantially increased its defense-related product portfolio. In November 2002, the Company acquired General Technology Corporation (“GTC”), a strategic acquisition that extended the group’s already strong position in the electronics market by increasing its focus on the military market. GTC provides high-reliability, customized-contract manufacturing services and products focused on military and defense applications. In 2003, the microelectronics packaging capability of Interpoint was teamed with the engineering talent at GTC, opening new markets for the Electronics Group. In May 2003, the Company acquired Signal Technology Corporation (“STC”). STC is a leading manufacturer of highly-engineered, state-of-the-art power management products and electronic radio frequency and microwave frequency components and subsystems for the defense, space and military communications markets. STC supplies many U.S. Department of Defense prime contractors and foreign allied defense organizations with products designed into systems for missile, radar, aircraft, electronic warfare, and intelligence and communication applications.

The Electronics Group products are currently manufactured under the brand names Interpoint, General Technology, STC Microwave Systems, Keltec, Olektron, Eldec and Advanced Integrated Systems Division (“AISD”). The group’s products are organized into the following solution sets: Electronic Manufacturing Services Solution, Power Solutions, Microwave Systems Solutions and Microelectronics Solutions/AISD.

The two acquisitions provided the Aerospace & Electronics Segment a more balanced portfolio of products. In 2003, the segment revenue was derived 60% from the Aerospace Group and 40% from the Electronics Group versus a 75%-25% ratio in 2002. Including full-year results from the May 2003 STC acquisition, the 2004 Aerospace and Electronics Group sales revenues are expected to be approximately 51% and 49% of the segment, respectively.

2003 Operating Results

The Aerospace & Electronics Segment sales increased $88.3 million or 26% in 2003, which includes an increase of $92.4 million from the STC and GTC acquisitions. Operating profit increased $25.5 million or 36%. The STC and GTC acquisitions accounted for $14.9 million of the operating profit increase. The segment experienced strong military demand for aerospace components, defense electronics and power supplies, which was partially offset by lower demand in the commercial aerospace market, as production rates for new commercial, regional and business jets continued to decline. Despite a very challenging market environment, the segment achieved 22.4% operating margins in 2003 compared with 20.7% in 2002 because of cost reductions. As a segment, inventory turns (cost of sales compared to average gross inventories) have improved to 3.4 times at December 31, 2003 from 2.6 times at December 31, 2002, while working capital (accounts receivable combined with gross inventories less accounts payable) as a percent of sales has improved to 26.1% at December 31, 2003 compared with 29.8% at December 31, 2002.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS

Aerospace Group

Sales in the Aerospace Group of $250.5 million were down 3% from $257.2 million in 2002 as lower commercial aerospace demand was partially offset by increased military aftermarket sales. Operating profit increased 6% in 2003 largely resulting from an $8 million reduction in operating costs, the absence of the $4 million 2002 charge for fuel pump inspection and increased high-margin aftermarket shipments, partially offset by reduced OEM demand and pricing pressures.

Aerospace Group sales in 2003 by market were as follows: commercial, 43%; military/defense, 23%; regional jets, 19%; business jets, 11%; and other markets, 4%. Sales in 2003 by its four solution sets were as follows: landing systems, 28%; sensing and controls, 33%; fluid management, 32%, and aircraft electrical power, 7%.

The Aerospace Group’s shipments to OEM in 2003 declined 12% compared with 2002 as a result of continued weak commercial markets. Aftermarket sales in 2003 increased 2% compared with 2002. The aftermarket is driven largely by the number of planes in service. While hindered by the increased number of parked airplanes, the group focused on the military, retrofit and upgrades portion of the business. Retrofit and upgrade market sales in 2003 increased $4.8 million to $10.3 million from the product families consisting of battery chargers, brake controls, sensors and related products and systems.

Electronics Group

Electronics Group sales increased $95.0 million to $178.6 million compared with 2002, and operating profit more than doubled in 2003, principally because of the GTC and STC acquisitions which added $92.4 million to sales and $14.9 million to operating profit. Sales and operating profit for the Electronics Group, excluding the acquisitions, increased 3% and 50%, respectively, as a result of increased demand for power supplies, production efficiencies and cost containment efforts.

Electronics Group sales by market in 2003 were as follows: military/defense, 90%; commercial aerospace, 3%; medical, 5%; and space, 2%. Sales in 2003 by its four solution sets were as follows: electronic manufacturing services, 16%; power, 51%; microwave systems, 22%; and microelectronics/AISD, 11%.

At the end of 2003, the Electronics Group completed the consolidation of its California microwave business into its Arizona site, reducing the number of sites. The Electronics Group will continue to consolidate information systems, centralize the sales and marketing functions and leverage the supply chain for economic and efficiency purposes in 2004.

The Electronics Group began to leverage its ability to build components at every manufacturing stage through the end product in its power solution set, starting with Interpoint power converters and adding board level power supplies from Eldec and systems and subsystems from Keltec (part of STC). STC has a similar ability to build components all the way through the end product in the microwave systems solution set. The acquisition of GTC added board assembly ability for very high-end markets (space, medical, military/defense). Vertical integration in the power and microwave systems solution sets distinguishes this group from other competitors by providing a full portfolio of products to the customer.

The vertical integration work completed for the power and microwave systems solution sets provides the Electronics Group with the ability to increase future revenues by extending these products and services into other high-end, non-military and defense market applications.

Outlook

The current balance between commercial and military markets, a leaner and more focused Aerospace & Electronics organization, and vertical integration capabilities in the Electronics Group positions this segment for future growth. Operating profit in 2004 is expected to be slightly higher than 2003. This segment will benefit from a full year of results from STC and increased demand for military aerospace and defense electronics but will continue to experience price pressures in commercial aerospace.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS

Engineered Materials

(dollars in millions)	2003	2002
Net sales	$240.2	$233.2
Operating profit	48.1	44.4
Assets	185.9	191.0
Operating margin	20.0%	19.0%

Overview

The Engineered Materials Segment has gone through significant changes over the past several years and currently consists of two business units, Kemlite and Polyflon.

Kemlite is the world’s largest manufacturer of fiberglass reinforced plastic (“frp”) panels for recreational vehicles (“RVs”), truck trailers, building products and industrial building materials. Polyflon designs and manufactures microwave laminates, high-voltage radio frequency capacitors and other specialty components. Kemlite comprises 99% of total segment sales.

As part of the Company’s effort to divest non-core, marginal or unprofitable businesses, CorTec was sold in September 2002. CorTec, prior to its sale in September 2002, had sales of $10.5 million and an operating loss of $1.3 million.

Kemlite has complemented internal growth with five strategic acquisitions over the past decade: in 1993, the acquisition of the Filon RV business; in 1997, the Sequentia transportation assets; in 1998, the entire Sequentia building products company; in 2001, the Lampro business in the United Kingdom serving the RV and transportation markets, and in 2002, Lasco Composites. Sales were $50 million in 1992 compared with $238 million in 2003; approximately 33% of the sales increase resulted from internal growth and 67% from acquisitions.

In 1992, Kemlite sales were predominantly to the transportation market. By 2003, the successful strategy of aggressive product and market expansion has led to Kemlite’s greatly reduced dependence on this one market as evidenced by sales increases of over 40% over the past decade while transportation sales have dropped to below 20% of total shipments.

2003 Operating Results

Engineered Materials sales increased 3% from $233.2 million in 2002 to $240.2 million in 2003. Sales increased $4.3 million or 2% on a comparable basis, excluding Lasco, acquired in May 2002, and CorTec, divested in the third quarter of 2002. Operating profit increased $3.7 million in 2003 compared with 2002, while operating margins were 20.0% in 2003 compared with 19.0% in 2002.

In 2003, Kemlite’s sales increased by 3% and on a comparable basis sales increased $3.7 million or 2%, excluding Lasco, acquired in May 2002, and CorTec, divested in the third quarter of 2002. Sales of translucent roofs, interior scuff panels and exterior sidewall panels for transportation trailers were above prior year levels. Annualized Lasco sales along with the continued strength in the RV marketplace also improved 2003 sales. Lower shipments of frp panels to the mass merchandising market and the absence of CorTec revenue in 2003 reduced the current year’s revenue growth. Operating margins in 2003 were 20.0% compared with 19.1% in 2002 primarily as a result of the divestiture of the non-performing CorTec business in late 2002, partially offset by increased raw material costs.

As part of Kemlite’s programs to achieve operational excellence, it has focused on cost reductions and working capital efficiencies. Operating efficiencies have been achieved on the plant floor to reduce waste and inventory which has resulted in improved overall working capital metrics. Kemlite’s inventory turned 15.4 times in 2003, the highest in its history, compared with 8.7 times in 2000, while working capital as a percent of sales was 7.5%, the lowest in its history, compared with 12.9% in 2000. On-time delivery was at 98% in 2003.

Outlook

Future revenue growth in the North American frp market is expected from promoting the substitution of competitive products with frp panels and further penetration of foreign markets. The displacement of aluminum in the transportation market is a result of superior frp product characteristics such as translucency and weight savings.

In the transportation industry, targeted substitutions include further penetration versus aluminum and other materials in dry vans and refrigerated trailers. For example, displacement of steel, aluminum, wood and thermoplastic interior scuff panels in trailers, and aluminum in exterior sidewall panels. One example of a new product is Kemlite’s ETR® a high tear-resistant, translucent roof panel which is gaining market share against aluminum.

In the RV market, some substitution targets are aluminum travel-trailer sidewalls, aluminum and hand laid-up motor home sidewalls, and rubber roofing.

In the building products market, Kemlite is trying to displace ceramic tile, vinyl and other alternate materials in traditionally non-frp areas with its introduction, in 2003, of the first family member in the new decorative frp DesignSolution® product line. The new patented decorative wall panel called Optimax HPL® features a Kemlite frp panel laminated to a high-pressure laminate. Optimax HPL has been successfully accepted in the dining area of restaurants, because it is water resistant, easy to install and maintain and less expensive than traditional wall coverings and is available in over 250 finish patterns and colors.

Management expects the RV market to remain strong and the truck trailer transportation market to continue to grow in 2004. Operating profit in 2004 is expected to be slightly higher than 2003, as continued focus on cost containment is expected to mitigate increased raw material costs.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS

Merchandising Systems

(dollars in millions)	2003	2002
Net sales	$155.3	$161.9
Operating profit	2.8	7.2
Assets	113.3	114.6
Operating margin	1.8%	4.4%

Overview

The Merchandising Systems Segment is comprised of two businesses: Crane Merchandising Systems (“CMS”), which makes food, snack and beverage vending machines, and National Rejectors (“NRI”), which is based in Germany and makes coin changers and validators.

Approximately 75% of 2003 CMS business is in traditional North American vending markets, with the balance of volume in Europe. The strategic competitive advantage in the North American market is the CMS direct-sales business model which allows more cost-efficient distribution, shorter lead-times on equipment purchases, and enhanced customer communications resulting in better customer service.

The CMS business unit is working to broaden product appeal for both first and second tier users – that is, vending operators who are seeking to maximize return on investment and consumers who are looking for greater selection, product quality and transactional confidence. Product development initiatives are focused on introducing new value-added features without increasing price.

During the last two years, CMS launched new features, new products and updated technology. For example, CMS’s new Shopper unit includes sleek styling and 23% more vending volume compared with previous versions of the machine. The increased vending volume allows operators to offer healthier items, such as salads. Other new features allow use of various payment methods, coins, bills and credit cards, which increase sales volume raising return on investment for machine operators. For vendors desiring to update legacy machines, a styling option allows replacement of the boxy front ends of machines with more contemporary rounded designs.

NRI, whose sales account for 15% of total segment sales continues to be affected by weak demand for European coin changing equipment.

2003 Operating Results

Segment sales declined 4% from $161.9 million in 2002 to $155.3 million in 2003, and operating profit decreased 62% to $2.8 million versus $7.2 million in 2002. Segment operating results were significantly lower in 2003 because of the difficult operating conditions at NRI, reflecting weak demand for European coin changing equipment and $3.1 million in severance costs to assist in sizing this business to the market.

The slowed U.S. economy has adversely affected CMS and the rest of the vending industry. Because a large number of vending machines are placed in factories and offices, employment reductions within these sectors have created a large surplus of used equipment and depressed new equipment sales.

CMS sales of $133 million declined 3% in 2003, down from $136 million in 2002. Operating profit decreased 6% as a result of lower sales, which resulted in lower margins, 5.8% in 2003 compared with 6.0% in 2002. Actions were taken, in 2003, to improve operating efficiencies on the plant floor to reduce waste, as well as various other cost-containment efforts.

CMS has been focusing on operational excellence to significantly improve operations and customer focus. CMS inventory turnover has improved to 4.5 turns in 2003 from 4.2 turns in 2002 and 3.3 turns in 2001, a 36% improvement in two years. Operating working capital as a percentage of sales has been reduced from 28% in 2001 to 23% at the end of 2002 and 20% at the end of 2003. Customer metric improvements include nearly 100% on-time deliveries in 2003 and lead-times down to four days in 2003 from six days in 2002 and 11 days in 2001.

NRI, which has a strong competitive product line, had an extraordinary sales and profit year in 2001 because of the conversion to the Euro and the resulting demand for its coin changing equipment. Its net sales in 2003 were $23 million compared with 2002 sales of $26 million and 2001 sales of $77 million. In 2003, NRI had an operating loss of $6.3 million compared with a $.9 million loss in 2002. The 2003 operating loss included $3.1 million in severance costs to assist in sizing the business to the current market demand levels.

Outlook

Key economic market drivers, employment rates and commercial office occupancy, have reached five-year lows but are showing signs of stability. Vending industry markets are expected to stabilize in 2004.

Management expects the Merchandising Systems 2004 operating profit to be above prior year reflecting new product initiatives at CMS and reduced losses at NRI. End market demand is expected to stabilize, although at historically low levels.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS

Fluid Handling

(dollars in millions)	2003	2002
Net sales	$748.3	$715.8
Operating profit	43.5	53.7
Assets	647.9	599.5
Operating margin	5.8%	7.5%

Overview

The Fluid Handling Segment consists of the Valve Group, Crane Ltd., Resistoflex-Industrial Products, Crane Pumps & Systems, Crane Supply and Crane Environmental.

These businesses collectively manufacture and sell various types of industrial valves and actuators; provide valve testing, parts and services; manufacture and sell pumps and water treatment systems; distribute pipe, valves and fittings; and design, manufacture and sell corrosion-resistant, plastic-lined pipes and fittings.

During 2003, management focused on right-sizing its Fluid Handling business to better align itself to the weak demand throughout most of its end markets and to improve manufacturing efficiency and capital utilization. These initiatives resulted in closure of three plants and three service centers and a reduction of approximately 370 employees, which represents approximately 10% of the U.S. and Western European workforce, at an approximate cost of $8 million, primarily in the Valve Group.

In June 2003, the Company purchased certain pipe coupling and fittings businesses from Etex Group S.A. (“Etex”). These businesses provide pipe jointing and repair solutions to the water, gas and industrial markets worldwide. Products include grooved pipe systems, pipeline couplings and transition fittings and pipeline equipment. The businesses were integrated into the Company’s subsidiary, Creane Ltd., a leading provider of pipe fittings, valves and related products to the building services, principally heating, ventilating and air conditioning (“HVAC”), and industrial markets in the United Kingdom and Europe.

2003 Operating Results

Fluid Handling sales of $748.3 million in 2003 were $32.5 million higher than sales of $715.8 million in 2002. Sales increased as a result of the additional sales volume from the pipe coupling and fittings businesses acquired from Etex, which provided incremental sales of $31 million, and favorable impact of foreign currency translation of $41 million. Excluding the incremental sales of the businesses acquired from Etex and favorable foreign currency impact, sales declined $40 million, or 6%, from the prior year. This decline reflected continued weakness in end markets, particularly chemical processing, power and marine. Operating profit of $43.5 million in 2003 reflected a decrease of $10.2 million, or 19%, compared with $53.7 million in 2002. Operating profit margins were 5.8% compared with 7.5% in the prior year.

Valve Group 2003 sales of $422.3 million were flat compared with 2002 and would have declined $23.1 million, or 6%, without the favorable impact of foreign currency translation. Valve Group 2003 sales in Europe, Canada and Australia increased due to the favorable impact of foreign currency translation which offset weak end markets, particularly the chemical process industry (“CPI”), the power industry, and the hydro-carbon market. In addition, performance was hampered by $6.3 million of costs in 2003 related to facilities rationalization and workforce reductions including the closure of the Long Beach, CA facility and the Washington, IA foundry. Valve Group inventory turns have remained stable at approximately 3.0 times at both December 31, 2003 and 2002, respectively, while working capital as a percent of sales was 30.4% at December 31, 2003 compared with 30.1% at December 31, 2002.

To capture synergies and develop economies of scale, the Valve Group is in the process of rationalizing operations in an effort to become a more integrated valve company as opposed to a collection of separately operated business units. As a global company, the worldwide sales force will be able to increase sales of complementary products previously sold exclusively by the individual sales forces. In addition to sales, the single valve company structure facilitates integrated procurement activities to leverage volume with suppliers, efficient utilization of the low-cost production facilities in China, India, Mexico and Hungary and results in a lower overall cost base for the business.

At Crane Ltd., previously included in the Valve Group, sales increased 62%, or $27.4 million, in 2003 compared with 2002, which included $31 million from the 2003 acquisition. Operating profit decreased 32%, or $2.1, million due to weak end markets. Crane Ltd.’s base business decreased $5.0 million, partially offset by $2.9 million of operating profit contribution from the 2003 acquisition.

Resistoflex-Industrial sales of $41.9 million in 2003 were flat compared with 2002 and reflect continued depressed conditions in the chemical process market. Operating profit of $1.1 million in 2003 was flat compared with 2002, as operating losses in the European operations were offset by strong improvement in North America, where plant consolidations are complete.

Crane Pumps & Systems’ net sales of $93.2 million declined 2% in 2003 compared with 2002 because of the absence of sales from the Chempump business, which was sold early in 2003, partially offset by higher sales from the China joint venture established at the end of 2002. Operating profit margins improved to 12.5% from 11.2% in the prior year as this business began to benefit from its 2002 facility consolidation.

Net sales at Crane Supply, a Canada-based distributor of pipes, valves and fittings, increased 8% in 2003 compared with 2002. Operating profit rose 14% in 2003 compared with 2002, primarily due to margin control and a stronger Canadian dollar in 2003.

Outlook

Management expects a strong increase in operating profit in 2004 resulting from a modest improvement in sales, in part from incremental sales from the businesses acquired from Etex, and the benefits of lower costs from the 2003 downsizing actions. The benefits of these actions and movement of manufacturing to low cost foreign facilities are expected to offset continued weakness in the chemical processing, power, marine and general industrial markets in 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS

Controls

(dollars in millions)	2003	2002
Net sales	$63.4	$64.8
Operating profit	4.5	4.8
Assets	49.6	52.5
Operating margin	7.2%	7.4%

Overview

The Controls Segment is comprised of two businesses: Barksdale and Azonix/Dynalco. Barksdale is a producer of ride-leveling, air-suspension control valves for heavy trucks and trailers as well as pressure, temperature and level sensors used in a range of industrial machinery and equipment. Azonix/Dynalco is an established manufacturer of electronic human-machine interface panels for harsh and hazardous environments typically found on oil rigs and platforms, as well as large engine compressor monitoring and diagnostic systems.

2003 Operating Results

Controls net sales of $63.4 million decreased $1.4 million in 2003 compared with 2002, as improved Barksdale sales were more than offset by sales declines at Azonix/Dynalco. Segment operating profit decreased from $4.8 million to $4.5 million reflecting the lower revenue and increased spending for new product applications.

Barksdale’s 2003 net sales increased 4% from higher demand for suspension control valves, as the transportation market benefited from increased truck buying. Product sales in other Barksdale markets, oil and gas exploration and industrial machinery, were flat compared with 2002. Barksdale’s operating profit decreased 14%, as benefits from operational improvements and product rationalization programs were more than offset by additional costs for new product applications.

Azonix/Dynalco net sales were down 12% in 2003, as this business experienced weak end-market conditions in its gas transmission markets. Operating profit was down 46% because of the lower volume.

As a segment, inventory turns have increased to 3.6 times at December 31, 2003 compared with 3.1 times at December 31, 2002, while working capital as a percent of sales was 22% at December 31, 2003 compared with 24% at December 31, 2002.

Outlook

In 2003, Controls entered new growth markets, such as on-road transportation and diesel engine monitoring and diagnostics. Its approach to growing the business includes building service capabilities to leverage its installed product base, broadening its value proposition and strengthening sales channels utilizing Internet-based systems such as RapidNet ™.

Segment operating profits are expected to improve slightly in 2004 versus 2003.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS

Corporate

(dollars in millions)	2003	2002
Corporate expense	$(26.1)	$(141.1)
Corporate expense – asbestos charges	—	(115.3)
Interest income	1.2	2.3
Interest expense	(20.0)	(16.9)
Miscellaneous – net	1.0	(0.6)
Effective tax rate on income	31.0%	32.0%

Corporate expense decreased $115 million in 2003 primarily due to the absence of asbestos-related charges in 2003.

Corporate expense – asbestos charges represent the provision for estimated costs of asbestos-related claims, which are included in cost of sales in the 2002 consolidated statements of operations. During the fourth quarter of 2002, the Company recorded a non-cash pre-tax charge of $107.9 million to increase its net estimated liability for asbestos-related costs to $120 million. This fourth quarter charge combined with asbestos charges incurred in the first nine months of 2002 of $7.4 million resulted in the annual asbestos provision of $115.3 million. The asbestos charge was made to reflect the increase in estimated costs of asbestos-related claims through 2007, net of anticipated insurance recoveries. See “Application of Critical Accounting Policies” for further details. Corporate expense before asbestos charges of $26.1 million in 2003 was essentially even compared with $25.8 million in 2002, as increased pension, medical and other employee-related costs in 2003 were offset by lower environmental remediation costs compared with 2002.

Interest expense increased $3.1 million in 2003 compared with 2002 resulting from the issuance of notes in September 2003, with an aggregate principal amount of $200 million. The notes are unsecured, senior obligations of the Company that mature on September 15, 2013, and bear interest at 5.50% per annum. These notes were issued to take advantage of a favorable market for debt securities and provide the Company greater flexibility to finance acquisitions and to make future repayments of debt.

Miscellaneous – net 2003 included income of $3.1 million from the Ferguson business, which the Company contributed into the Industrial Motion Control Holdings, LLC (“IMC”) joint venture in 2001, partially offset by asset disposals and other miscellaneous costs. The 2002 expense reflects income of $2.9 million from the IMC joint venture offset by asset disposal costs.

The effective tax rate on income improved to 31.0% from 32.0% in 2002 as the Company continues to realize tax benefits related to research and development, exports and foreign tax credits.

Liquidity and Capital Resources

Cash Flow In 2003, cash flow from operations was $162.7 million. After capital expenditures of $28.1 million and dividends paid of $23.8 million, the Company generated free cash flow of $110.8 million. Funds obtained from borrowings ($149.7 million) and free cash flow were used to pay $168.8 million for acquisitions while the remainder increased cash on hand to $142.5 million. Cash on hand is available to repay debt of $100 million that matures in March 2004.

The Company’s operating philosophy is to use cash flow from operations to return value to shareholders through the payment of dividends and/or share repurchases, reinvest in existing businesses and make acquisitions that will complement its portfolio of businesses.

Long-Term Debt and Loans Payable Net debt increased by $36.3 million to $253.6 million at December 31, 2003. The net debt to capital percentage was 24.4%, down from 25.1% at December 31, 2002.

The Company has domestic unsecured, uncommitted money market bid rate credit lines for $75 million all of which was unused and available at December 31, 2003.

As of December 31, 2003, the Company, or its subsidiaries, also had various local currency credit lines, with maximum available borrowings of $44.3 million, underwritten by banks primarily in Canada, Germany, Norway, and United Kingdom. These credit lines are typically available for borrowings up to 364 days and are renewable at the option of the lender. There were no amounts outstanding under these facilities at December 31, 2003.

At December 31, 2003, the Company also had open stand-by letters of credit of $18.7 million issued pursuant to a Letter of Credit Reimbursement Agreement, substantially all of which expire in 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS

In July 2003, the Company entered into a $300 million revolving credit facility which expires on July 22, 2007. This contractually committed credit line, which was unused at December 31, 2003, allows the Company to borrow, repay, or, to the extent permitted by the agreement, prepay and re-borrow at any time prior to the stated maturity date. Proceeds may be used for general corporate purposes including financing for acquisitions. The agreement contains certain covenants including interest coverage and leverage ratio tests. At December 31, 2003, the Company was in compliance with these financial covenants as follows:

	As required by debt covenants at December 31, 2003	Actual at December 31, 2003
Interest coverage ratio (1)	≥ 3.0 to 1.0	11.0 to 1.0
Leverage ratio (2)	≤ 65%	33.5%

(1)	Ratio of income before taxes adjusted for interest expense, depreciation and amortization and asbestos-related cash payments to interest expense

(2)	Ratio of total debt to total capitalization

The Company has an effective shelf registration, filed on Form S-3 with the Securities and Exchange Commission, allowing it to issue, in one or more offerings, up to $300 million in either senior or subordinated debt securities.

The Company believes that funds generated by its operations and funds available under current or new credit facilities will be sufficient to finance short and long-term capital requirements.

Credit Ratings As of December 31, 2003, the Company’s senior unsecured debt was rated BBB+ by Standard & Poor’s (“S&P”) and Baa2 by Moody’s Investors Service (“Moody’s”). Under prevailing market conditions, the Company believes that these ratings afford it adequate access to the public and private markets for debt.

Contractual Obligations Under various agreements, the Company is obligated to make future cash payments in fixed amounts. These include payments under the Company’s long-term term debt agreements and rent payments required under operating lease agreements. The following table summarizes the Company’s fixed cash obligations as of December 31, 2003:

	Payments due by period
(in thousands)	Total	Less than one year	1-3 years	3-5 years	More than 5 years
Long-term debt*	$400,395	$100,275	$100,020	—	$200,100
Operating lease payments	40,265	12,966	22,284	5,015	—
Purchase obligations	5,500	4,500	1,000	—	—

TOTAL	$446,160	$117,741	$123,304	$5,015	$200,100

*	Excludes deferred financing costs and original issue discount.

Capital Structure

The following table sets forth the Company’s capitalization:

(dollars in thousands) December 31	2003	2002
Short-term debt	$100,275	$48,553
Long-term debt	295,861	205,318

Total debt	396,136	253,871
Less cash	142,518	36,589

Net debt	253,618	217,282
Common shareholders’ equity	786,251	649,062

Total capitalization	1,039,869	866,344
% of net debt to shareholders’ equity	32.3%	33.5%
% of net debt to total capitalization	24.4%	25.1%

Common shareholders’ equity increased $137.2 million, primarily the result of the Company’s net income of $104.3 million, favorable currency impacts of $51.8 million driven by the strength of the Euro, British Pound and Canadian Dollar and $21.7 million of additions from stock award programs, partly offset by cash dividends and share repurchases of $40.6 million.

Off-Balance Sheet Arrangements

The Company is a party to a contractually committed off-balance sheet chattel paper financing facility that enables its Crane Merchandising Systems (“CMS”) business to offer various sales support financing programs to its customers. At December 31, 2003, $29.8 million was outstanding. Recourse to the Company for all uncollectible loans made to CMS’s customers by the banks under this agreement is limited to 20% of the outstanding balance per year.

The Company does not have any majority-owned subsidiaries that are not included in the consolidated financial statements, nor does it have any interests in or relationships with any special purpose off-balance sheet financing entities.

The Company’s $24 million investment in the IMC joint venture is accounted for under the equity method of accounting. The Company has not guaranteed any of IMC’s debt or made commitments for any additional investment.

Application of Critical Accounting Policies

The Company’s financial statements are prepared in accordance with accounting principles generally accepted in the United States. The Company’s significant accounting policies are more fully described in the Accounting Policies note to the consolidated financial statements. Certain accounting policies require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. On an on-going basis, management evaluates its estimates and assumptions, and the effects of revisions are reflected in the financial statements in the period in which they are determined to be necessary. The accounting policies described below are those that most frequently require management to make estimates and judgments and, therefore, are critical to understanding the Company’s result of operations. Senior management has discussed the development and selection of these accounting estimates and the related equity disclosures with the Audit Committee of the Audit Committee of the Company’s Board of Directors.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS

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

Inventories The Company values inventory at the lower of cost or market and regularly reviews inventory values on hand and records a provision for excess and obsolete inventory primarily based on historical performance and the Company’s forecast of product demand over the next two years. As actual future demand or market conditions vary from those projected by management, adjustments will be required.

Valuation of Long-Lived Assets The Company reviews the carrying value of long-lived assets for continued appropriateness as circumstances warrant. These reviews are based upon projections of anticipated future undiscounted cash flows. While the Company believes these estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect valuations.

Goodwill and Other Intangible Assets As of December 31, 2003, the Company had $545.4 million of goodwill and indefinite lived intangible assets. Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142 (“SFAS 142”) “Goodwill and Other Intangible Assets.” Under SFAS 142, goodwill and intangibles with indefinite useful lives are no longer amortized. SFAS 142 also requires, at a minimum, an annual assessment of the carrying value of goodwill and intangibles with indefinite useful lives. If the carrying value of goodwill or an intangible asset exceeds its fair value, an impairment loss shall be recognized. A discounted cash flow model was used to determine the fair value for purposes of testing goodwill and indefinite lived intangible assets for impairment. An impairment charge of $28.1 million was recorded in 2002 upon adoption of SFAS 142, and additional charges may be necessary in the future if circumstances change indicating an impairment of goodwill or indefinite lived intangible assets. Subsequent to adoption in 2002, and during 2003, no additional impairment charges were required.

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

The liability recorded for asbestos claims constitutes management’s best estimate, based on the Company’s past experience, of costs for pending and reasonably anticipated future claims through 2007. For claims that will be filed beyond 2007, management believes that the level of uncertainty is too great to provide for reasonable estimation of the number of future claims, the nature of such claims, or the cost to resolve them and, accordingly, no accrual has been recorded for any costs which may be incurred beyond 2007. A long-term liability was recorded to cover the estimated cost of asbestos claims through 2007 and a long-term asset was recorded representing the probable insurance reimbursement for such claims (approximately 40 percent of settlement and defense costs). The Company’s liability for asbestos-related claims before insurance recoveries, which is included in other liabilities, was $193 million and $200 million at December 31, 2003 and 2002, respectively, or $116 million and $120 million, respectively, after probable insurance recoveries. At December 31, 2003 and 2002 approximately 60% and 70%, respectively, of the asbestos liability represented the estimated cost of unasserted claims against the Company. Total asbestos charges, all of which are included in the Corporate Segment for each of the past three years, were as follows: $115.3 million in 2002 and $2.2 million in 2001 while there were no charges in 2003. Total cash payments for settlement and defense costs were $4.6 million in 2003, $1.4 million in 2002 and $820,000 in 2001, which are net of cost sharing arrangements with insurers.

The Company’s asbestos liability is based on its estimated cost of pending claims plus unasserted claims through 2007. In determining this estimate, both average annual incremental claims and costs per claim are significant assumptions. Costs per claim vary depending on a number of factors, including the nature of the alleged exposure, the injury alleged and the jurisdiction where the claim was filed. The estimated liability for New York claims includes a substantial discounting of such claims due to the fact that these claims have been placed on a deferred docket and are ineligible for trial on the merits without medical evidence of asbestos-related disease. This discount rate is significantly higher than the dismissal rate applied to substantially all other jurisdictions. The gross estimated cost of projected asbestos claims is reduced by approximately 40% representing the Company’s probable insurance recovery. In 2002, as a result of dramatic increases in annual incremental claims and claim costs, management changed the basis for these assumptions to an analysis of the past few

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS

years of experience as compared to the long-term historical averages previously used, which thereby increased the aggregate estimated liability. In 2003, the Company reviewed its estimate in light of a number of factors and developments including the New York deferred docket referred to above, the substantial reduction in the new claims filed in Mississippi and New York, the increase in new claims filed in other jurisdictions, the proportion of claims dismissed for lack of product identification and the increasing settlement demands from claimants. Future projections of these trends is inherently uncertain, and while the Company believes its current estimate of the asbestos liability is a reasonable judgment, there can be no assurance about future developments.

Estimation of the Company’s ultimate exposure for asbestos-related claims is subject to significant uncertainties, as there are multiple variables that can affect the timing, severity and quantity of claims. The Company cautions that its estimated liability is based on assumptions with respect to future claims, settlement and defense costs based on recent experience during the last few years that may not prove reliable as predictors. A significant upward or downward trend in the number of claims filed, depending on the nature of the alleged injury, the jurisdiction where filed and the quality of the product identification, could change the estimated liability, as would any substantial adverse verdict at trial. A legislative solution or a structured settlement transaction could also change the estimated liability.

Since many uncertainties exist surrounding asbestos litigation, the Company will continue to evaluate its asbestos-related estimated liability and corresponding estimated insurance reimbursement as well as the underlying assumptions used to derive these amounts. These uncertainties may result in the Company incurring future charges to operations to adjust the carrying value of recorded liabilities and assets, particularly if escalation in the number of claims and settlement and defense costs occurs or if legislation or another alternative solution is implemented; however, the Company is currently unable to estimate such future changes. Although the resolution of these claims is anticipated to take many years, amounts recorded for the liability under generally accepted accounting principles are not discounted, and the effect on results of operations, cash flow and financial position in any given period from a revision to these estimates could be material.

See the full disclosure related to the Company’s asbestos liability in the notes to the consolidated financial statements on page 40.

For environmental matters, the Company records a liability for estimated remediation costs when such conditions are probable or the Company has been notified by a state or government agency that remediation is required. Generally, third party specialists assist in the estimation of remediation costs. The environmental remediation liability recorded at December 31, 2003 is primarily for one site which has been in the process of remediation for the past fifteen years and is estimated to continue through 2007. Total environmental costs amounted to $0.6 million in 2003, $7.7 million in 2002 and none in 2001.

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

Pension Plans In the US, the Company, along with a number of its subsidiaries sponsor a defined benefit pension plan that covers approximately 65% of all domestic employees. The benefits are based on years of service and compensation on a final average pay basis, except for certain hourly employees where benefits are fixed per year of service. These plans are funded with a trustee in respect to past and current service. Charges to expense are based upon costs computed by independent actuaries. The Company’s funding policy is to annually contribute amounts that are allowable for federal, or other, income tax purposes. These contributions are intended to provide for future benefits earned to date and those expected to be earned in the future. A number of the Company’s non-US subsidiaries sponsor defined benefit pension plans that cover approximately 36% of all non-US employees. The benefits are typically based upon years of service and compensation. These plans are funded with a trustee (or trustees) in respect to past and current service. Charges to expense are based upon costs computed by independent actuaries. The Company’s funding policy is to annually contribute amounts that are allowable for tax purposes or mandated by local statutory requirements. These contributions are intended to provide for future benefits earned to date and those expected to be earned in the future.

Although market performance in 2002 and 2001 decreased the value of plan assets held in the pension plans and the present value of the benefit obligations increased as a result of a general decline in interest rates, the Company has not recorded any non-cash charge to shareholders’ equity.

The net periodic cost (benefit) was $6.5 million, $0.4 million and ($4.3) million for the years ended December 31, 2003, 2002, and 2001, respectively. Employer cash contributions were $3.2 million in 2003 and $0.2 million in both 2002 and 2001. Net periodic cost for 2004 will be based on the December 31, 2003 valuation. The Company expects, based on current actuarial calculations, to contribute cash of $4 million to its pension plan in 2004. Cash contributions in subsequent years will depend on a number of factors including the investment performance of plan assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS

The following key assumptions were used to calculate the benefit obligation and net periodic cost for the periods indicated:

	Pension Benefits
December 31,	2003	2002	2001
Benefit Obligations
U.S. Plans:
Discount rate	6.40%	6.75%	7.25%
Rate of compensation increase	3.40%	3.75%	4.25%
Non-U.S. Plans:
Discount rate	5.56%	5.66%	5.79%
Rate of compensation increase	3.53%	4.21%	4.20%
Net Periodic Cost
U.S. Plans:
Discount rate	6.75%	7.25%	7.75%
Expected rate of return on plan assets	8.75%	8.75%	8.75%
Rate of compensation increase	3.75%	4.25%	4.75%
Non-U.S. Plans:
Discount rate	5.66%	5.79%	5.95%
Expected rate of return on plan assets	6.80%	7.22%	6.87%
Rate of compensation increase	4.21%	4.20%	4.35%

In developing the long-term rate of return assumption, the Company evaluated input from actuaries and investment consultants as well as long-term inflation assumptions. Projected returns by such consultants are based on broad equity and bond indices.

The discount rate used by the Company for valuing pension liabilities is based on a review of high-quality corporate bond yields with maturities approximating the remaining life of the projected benefit obligations.

Postretirement Benefits Other than Pensions The Company and certain of its subsidiaries provide postretirement health care and life insurance benefits to current and former employees, hired before January 1, 1990, who meet minimum age and years of service requirements. The Company does not pre-fund these benefits and retains the right to modify or terminate the plan. The Company expects, based on current actuarial calculations, to contribute cash of $2 million to its postretirement benefit plans in 2004.

Quantitative and Qualitative Disclosures about Market Risks

The Company’s cash flows and earnings are subject to fluctuations from changes in interest rates and foreign currency exchange rates. The Company manages its exposures to these market risks through internally established policies and procedures and, when deemed appropriate, through the use of interest-rate swap agreements and forward exchange contracts. Total debt outstanding of $396.1 million at December 31, 2003, was generally at fixed rates of interest ranging from 5.5% to 8.5%. The Company does not enter into derivatives or other financial instruments for trading or speculative purposes.

Forward Looking Statements

Throughout this Annual Report to Shareholders, particularly in the President’s Letter to Shareholders on pages 10-13 and in the sections of Management’s Discussion and Analysis of Operations on pages 15-26, the Company makes numerous statements about expectations of future performance and market trends and statements about plans and objectives and other matters, which because they are not historical fact may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Similar forward looking statements are made periodically in reports to the Securities and Exchange Commission, press releases, reports and documents and in written and oral presentations to investors, shareholders, analysts and others, regarding future results or expected developments. Because the Company wishes to take advantage of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, readers are cautioned to consider, among others, the risk factors that will be described in the Company’s Form 10-K for the period ended December 31, 2003 filed with the Securities and Exchange Commission in March 2004, when evaluating such forward-looking statements about future results or developments.

Management’s Discussion and Analysis of Operations continues on page 47.

CONSOLIDATED STATEMENTS OF OPERATIONS	28

CONSOLIDATED BALANCE SHEETS	29

CONSOLIDATED STATEMENTS OF CASH FLOWS	30

CONSOLIDATED STATEMENTS OF CHANGES IN COMMON SHAREHOLDERS’ EQUITY	31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accounting Policies	32

Miscellaneous – Net	35

Income Taxes	35

Accrued Liabilities	36

Other Liabilities	36

Research and Development	36

Pension and Postretirement Benefit Plans	36

Long-Term Debt and Loans Payable	39

Fair Value of Financial Instruments	39

Leases	40

Asbestos Liability	40

Other Contingencies	41

Acquisitions, Divestitures and Investments	42

Preferred Share Purchase Rights	43

Stock-Based Compensation Plans	43

Segment Information	44

CONSOLIDATED STATEMENTS OF OPERATIONS

	(in thousands, except per share data)
For years ended December 31,	2003	2002	2001
Net sales	$1,635,991	$1,516,347	$1,587,180
Operating costs and expenses:
Cost of sales	1,106,166	1,154,551	1,092,537
Selling, general and administrative	360,813	322,125	322,959

	1,466,979	1,476,676	1,415,496

Operating profit	169,012	39,671	171,684
Other income (expense):
Interest income	1,186	2,285	1,063
Interest expense	(20,010)	(16,900)	(21,187)
Miscellaneous — net	976	(603)	(15,743)

	(17,848)	(15,218)	(35,867)

Income before income taxes and cumulative effect of a change in accounting principle	151,164	24,453	135,817
Provision for income taxes	46,861	7,825	47,197

Income before cumulative effect of a change in accounting principle	104,303	16,628	88,620
Cumulative effect of a change in accounting principle	—	(28,076)	—

Net income (loss)	$104,303	$(11,448)	$88,620

Basic net income (loss) per share:
Income before cumulative effect of a change in accounting principle	$1.76	$0.28	$1.48
Cumulative effect of a change in accounting principle	—	(0.47)	—

Net income (loss)	$1.76	$(0.19)	$1.48

Average basic shares outstanding	59,394	59,728	59,825

Diluted net income (loss) per share:
Income before cumulative effect of a change in accounting principle	$1.75	$0.28	$1.47
Cumulative effect of a change in accounting principle	—	(0.47)	—

Net income (loss)	$1.75	$(0.19)	$1.47

Average diluted shares outstanding	59,716	59,728	60,355

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

	(in thousands)
Balance at December 31,	2003	2002
Assets
Current assets:
Cash and cash equivalents	$142,518	$36,589
Accounts receivable	248,492	213,850
Inventories	235,431	214,689
Deferred tax asset	23,313	33,444
Other current assets	12,022	10,905

Total current assets	661,776	509,477
Net property, plant and equipment	302,638	273,248
Other assets	254,398	174,522
Intangible assets	56,725	46,093
Goodwill	536,239	410,356

	$1,811,776	$1,413,696

Liabilities and shareholders’ equity
Current liabilities:
Current maturities of long-term debt	$100,275	$400
Loans payable	—	48,153
Accounts payable	116,885	91,072
Accrued liabilities	171,438	125,859
U.S. and foreign taxes on income	29,976	22,941

Total current liabilities	418,574	288,425
Long-term debt	295,861	205,318
Accrued pension and postretirement benefits	39,742	39,499
Deferred tax liability	57,738	8,972
Other liabilities	213,610	222,420
Preferred shares, par value $.01; 5,000,000 shares authorized	—	—
Common shareholders’ equity:

Common shares, par value $1.00; 200,000,000 shares authorized; 72,426,139 shares issued; 59,676,111 shares outstanding (59,447,552 in 2002) after deducting 12,750,028 treasury shares (12,978,587 in 2002)	72,426	72,426
Capital surplus	108,095	106,421
Retained earnings	838,678	756,801
Accumulated other comprehensive income (loss)	51,034	(788)
Treasury stock	(283,982)	(285,798)

Total common shareholders’ equity	786,251	649,062

	$1,811,776	$1,413,696

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	(in thousands)
For years ended December 31,	2003	2002	2001
Operating activities:
Net income (loss)	$104,303	$(11,448)	$88,620
Cumulative effect of a change in accounting principle	—	28,076	—
Loss on sale of assets	—	—	13,799
Income from joint venture	(3,097)	(2,917)	(915)
Depreciation and amortization	54,025	49,790	74,610
Asbestos-related charges	—	115,285	2,216
Deferred income taxes	2,778	(29,781)	(2,019)
Cash provided from operating working capital	16,604	58,279	34,090
Other	(11,885)	(9,843)	(12,839)

TOTAL PROVIDED FROM OPERATING ACTIVITIES	162,728	197,441	197,562

Investing activities:
Capital expenditures	(28,128)	(25,496)	(32,144)
Proceeds from disposition of capital assets	5,867	5,628	7,926
Joint venture investment	—	—	(12,000)
Payments for acquisitions, net of cash and liabilities assumed of $64,168 in 2003, $9,010 in 2002 and $43,764 in 2001	(168,818)	(82,225)	(191,168)
Proceeds from divestitures	1,600	2,705	19,645

TOTAL USED FOR INVESTING ACTIVITIES	(189,479)	(99,388)	(207,741)

Financing activities:
Equity:
Dividends paid	(23,768)	(23,897)	(23,918)
Reacquisition of shares — open market	(6,641)	(6,475)	(28,434)
Reacquisition of shares — stock incentive program	(10,803)	(3,206)	(2,279)
Stock options exercised	17,056	4,294	9,097

	(24,156)	(29,284)	(45,534)

Debt:
Issuance of long-term debt	216,113	32,860	197,300
Repayments of long-term debt	(18,214)	(92,306)	(109,728)
Net (decrease) increase in short-term debt	(48,181)	909	(21,441)

	149,718	(58,537)	66,131

TOTAL PROVIDED FROM (USED FOR) FINANCING ACTIVITIES	125,562	(87,821)	20,597

Effect of exchange rate on cash and cash equivalents	7,118	5,194	(181)

Increase in cash and cash equivalents	105,929	15,426	10,237
Cash and cash equivalents at beginning of year	36,589	21,163	10,926

Cash and cash equivalents at end of year	$142,518	$36,589	$21,163

Detail of cash provided from operating working capital (Net of effects of acquisitions):
Accounts receivable	$2,397	$21,082	$17,888
Inventories	20,989	43,753	21,412
Other current assets	(368)	(2,672)	791
Accounts payable	7,235	(3,023)	(17,869)
Accrued liabilities	(16,922)	(10)	14,497
U.S. and foreign taxes on income	3,273	(851)	(2,629)

TOTAL	$16,604	$58,279	$34,090

Supplemental disclosure of cash flow information:
Interest paid	$16,425	$17,084	$21,133
Income taxes paid	$40,825	$38,916	$34,933

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN COMMON SHAREHOLDERS’ EQUITY

(in thousands, except share data)	Common Shares Issued at Par Value	Capital Surplus	Retained Earnings	Comprehensive Income	Accumulated Other Comprehensive (Loss) Income	Treasury Stock	Total Common Shareholders’ Equity
BALANCE JANUARY 1, 2001	$72,426	$101,144	$720,864		$(31,096)	$(256,575)	$606,763

Net income			88,620	88,620			88,620
Cash dividends			(23,918)				(23,918)
Reacquisition of 1,155,271 shares						(30,713)	(30,713)
Exercise of stock options 542,113 shares						9,097	9,097
Tax benefit — stock options and restricted stock		2,610					2,610
Restricted stock forfeited, 123,129 shares, net			3,678			(1,477)	2,201
Currency translation adjustment				(3,365)	(3,365)		(3,365)

Comprehensive income				85,255

BALANCE DECEMBER 31, 2001	$72,426	$103,754	$789,244		$(34,461)	$(279,668)	$651,295

Net loss			(11,448)	(11,448)			(11,448)
Cash dividends			(23,897)				(23,897)
Reacquisition of 486,905 shares						(10,289)	(10,289)
Exercise of stock options, 251,691 shares						4,294	4,294
Tax benefit — stock options and restricted stock		2,667					2,667
Restricted stock forfeited, 7,108 shares, net			2,902			(135)	2,767
Currency translation adjustment				33,673	33,673		33,673

Comprehensive income				22,225

BALANCE DECEMBER 31, 2002	$72,426	$106,421	$756,801		$(788)	$(285,798)	$649,062

Net income			104,303	104,303			104,303
Cash dividends			(23,768)				(23,768)
Reacquisition of 756,986 shares						(16,836)	(16,836)
Exercise of stock options, 861,466 shares						17,055	17,055
Tax benefit — stock options and restricted stock		1,674					1,674
Restricted stock awarded, 124,079 shares, net			1,342			1,597	2,939
Currency translation adjustment				51,822	51,822		51,822

Comprehensive income				156,125

BALANCE DECEMBER 31, 2003	$72,426	$108,095	$838,678		$51,034	$(283,982)	$786,251

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accounting Policies

Nature of Operations Crane Co. (the “Company”) is a diversified manufacturer of engineered industrial products. The Company’s business consists of five reporting segments.

The Aerospace & Electronics Segment consists of two product groups: Aerospace and Electronics. Aerospace products include ELDEC’s pressure, fuel flow and position sensors and subsystems; ELDEC’s aircraft electrical power components and subsystems; Hydro-Aire’s brake control systems; and coolant, lube and fuel pumps from Lear Romec and Hydro-Aire. Electronic products include high-reliability power supplies and custom microelectronics from Interpoint for aerospace, defense, medical and other applications; power management products, electronic radio frequency and microwave frequency components and subsystems from Signal Technology Corporation for the defense, space and military communications markets; and customized contract manufacturing services and products from General Technology Corporation for military and defense applications.

The Engineered Materials Segment consists of Kemlite and Polyflon. Kemlite, representing almost the entire segment, manufactures fiberglass reinforced plastic panels for the truck trailer and recreational vehicle markets, industrial markets and the commercial construction industry. Polyflon manufactures microwave laminates and other specialty components for wireless communication, magnetic resonance imaging, microwave and radar system manufacturers.

The Merchandising Systems Segment consists of Crane Merchandising Systems which makes food, snack and beverage vending machines, and National Rejectors, Inc. which makes coin changers and validators in Europe.

The Fluid Handling Segment manufactures and sells industrial valves and actuators; provides valve testing, service and parts; manufactures and sells pumps and water treatment systems; distributes pipe, valves and fittings; and designs, manufactures and sells corrosion-resistant plastic-lined pipes and fittings.

The Controls Segment consists of Barksdale and Azonix/Dynalco. Barksdale is a producer of ride-leveling, air-suspension control valves for heavy trucks and trailers, as well as pressure, temperature and level sensors used in a range of industrial machinery and equipment and in the marine and mobile hydraulics markets. Azonix/Dynalco manufactures electronic human-machine interface panels for harsh and hazardous environments, such as oil rigs and platforms, and large engine monitoring and diagnostic systems.

The relative size of these segments in relation to the total Company (both net sales and total assets) can be seen on page 44 – “Segment Information”.

Basis of Presentation The consolidated financial statements include all controlled subsidiaries. Investments in affiliates over which the Company exercises significant influence but which it does not control (generally 20% to 50% ownership) are accounted for under the equity method. All intercompany items have been eliminated.

Use of Estimates The Company’s financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. These require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results may differ from those estimated. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the financial statements in the period in which they are determined to be necessary. Estimates are used when accounting for such items as asset valuations, allowance for doubtful accounts, depreciation and amortization, impairment assessments, employee benefits, taxes and contingencies.

Currency Translation Assets and liabilities of subsidiaries that prepare financial statements in currencies other than the U.S. dollar are translated at the rate of exchange in effect on the balance sheet date; results of operations are translated at the average rates of exchange prevailing during the year. The related translation adjustments are included in accumulated other comprehensive income (loss) in a separate component of common shareholders’ equity.

Revenue Recognition Sales revenue is recorded when a product is shipped, title (risk of loss) passes to the customer and collection of the resulting receivable is reasonably assured. Revenue on long-term fixed-price contracts is recorded on a percentage of completion basis using units of delivery as the measurement basis for progress toward completion. Sales under cost-reimbursement-type contracts are recorded as costs are incurred.

Income Taxes The provision for income taxes is based on reported earnings before income taxes. Deferred income taxes are provided for temporary differences between financial and tax reporting. Significant factors considered by the Company in estimating the probability of the realization of deferred taxes include expectations of future earnings and taxable income, as well as application of tax laws in the jurisdictions in which the Company operates.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except per share data)
For years ended December 31,	2003	2002	2001
Income before cumulative effect of a change in accounting principle	$104,303	$16,628	$88,620
Cumulative effect of a change in accounting principle	—	(28,076)	—

Net income (loss)	$104,303	$(11,448)	$88,620

Average basic shares outstanding	59,394	59,728	59,825
Effect of dilutive stock options	322	—	530

Average diluted shares outstanding	59,716	59,728	60,355

Basic net income per share:
Income before cumulative effect of a change in accounting principle	$1.76	$0.28	$1.48
Cumulative effect of a change in accounting principle	—	(0.47)	—

Net income (loss)	$1.76	$(0.19)	$1.48

Diluted net income per share:
Income before cumulative effect of a change in accounting principle	$1.75	$0.28	$1.47
Cumulative effect of a change in accounting principle	—	(0.47)	—

Net income (loss)	$1.75	$(0.19)	$1.47

Cash and Cash Equivalents Cash and cash equivalents include highly liquid investments with original maturities of three months or less that are readily convertible to cash and are not subject to significant risk from fluctuations in interest rates. As a result, the carrying amount of cash and cash equivalents approximates fair value.

Accounts Receivable Receivables are carried at net realizable value.

A summary of the allowance for doubtful accounts follows:

(in thousands) December 31	2003	2002	2001
Balance at beginning of year	$6,702	$8,172	$8,097
Provisions	9,328	7,550	9,200
Deductions	(8,821)	(9,020)	(9,125)

Balance at end of year	$7,209	$6,702	$8,172

Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers and relatively small account balances within the majority of the Company’s customer base, and their dispersion across different businesses. The Company periodically evaluates the financial strength of its customers and believes that its credit risk exposure is limited.

Inventories Inventories consist of the following:

(in thousands) December 31,	2003	2002
Finished goods	$80,017	$62,254
Finished parts and subassemblies	48,725	55,037
Work in process	33,057	27,279
Raw materials	73,632	70,119

Total inventories	$235,431	$214,689

Inventories are stated at the lower of cost or market. Domestic locations are principally on the last-in, first-out (LIFO) method of inventory valuation. The reduction of inventory quantities has resulted in a liquidation of LIFO inventories acquired at lower costs prevailing in prior years. Liquidations have reduced cost of sales by $3.1 million in 2003, $2.8 million in 2002 and $5.0 million in 2001. Replacement cost would have been higher by $11.5 million and $15.2 million at December 31, 2003 and 2002, respectively.

Property, Plant and Equipment Property, plant and equipment consist of the following:

(in thousands) December 31,	2003	2002
Land	$59,026	$47,471
Buildings and improvements	166,929	144,246
Machinery and equipment	539,314	487,043

Gross property, plant and equipment	765,269	678,760
Less accumulated depreciation	462,631	405,512

Net property, plant and equipment	$302,638	$273,248

Property, plant and equipment is stated at cost. Depreciation is calculated by the straight-line method over the estimated useful lives of the respective assets, which range from three to twenty-five years.

Goodwill and Intangible Assets Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142 (“SFAS 142”) “Goodwill and Other Intangible Assets”. Under SFAS 142, goodwill and intangibles with indefinite useful lives are no longer amortized, but instead are reviewed for impairment annually or whenever an event occurs or circumstances change that would reduce fair value below carrying value.

The effects of adopting the new standard on net income and diluted earnings per share for the years ended December 31, are as follows:

(in thousands, except per share data)	2003	2002	2001
Net income (loss)	$104,303	$(11,448)	$88,620

Cumulative effect of a change in accounting principle	—	(28,076)	—

Income before cumulative effect of a change in accounting principle	104,303	16,628	88,620

Goodwill amortization, net of tax	—	—	16,924

Income before cumulative effect of a change in accounting principle and goodwill amortization	$104,303	$16,628	$105,544

Basic net income (loss) per share:
Net income (loss)	$1.76	$(0.19)	$1.48

Cumulative effect of a change in accounting principle	—	(0.47)	—

Income before cumulative effect of a change in accounting principle	1.76	0.28	1.48

Goodwill amortization, net of tax	—	—	.28

Income before cumulative effect of a change in accounting principle and goodwill amortization	$1.76	$0.28	$1.76

Diluted net income (loss) per share:
Net income (loss)	$1.75	$(0.19)	$1.47

Cumulative effect of a change in accounting principle	—	(0.47)	—

Income before cumulative effect of a change in accounting principle	1.75	0.28	1.47

Goodwill amortization, net of tax	—	—	.28

Income before cumulative effect of a change in accounting principle and goodwill amortization	$1.75	$0.28	$1.75

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The after-tax cumulative effect adjustment recognized upon adoption of SFAS 142 was $28,076. The reporting segments (units) in which the impairment loss was recognized are as follows:

(in thousands)
Merchandising Systems (Streamware)	$7,751
Fluid Handling (Crane Environmental)	4,070
Controls (Barksdale)	16,255

Total	$28,076

On an ongoing basis, under SFAS 142 if the carrying value of goodwill or an intangible asset exceeds its fair value, an impairment loss is recognized. A discounted cash flow model was used to determine the fair value of the Company’s reporting units for purposes of testing for impairment. Based on this model no additional impairment charges were necessary in 2003 or 2002.

Changes to goodwill are as follows:

(in thousands) December 31,	2003	2002
Balance at beginning of year, net of accumulated amortization	$410,356	$378,473
Write-off of goodwill recognized in cumulative effect adjustment	—	(30,267)
Additions during the year	118,025	55,628
Translation and other adjustments	7,858	6,522

Balance at end of year, net of accumulated amortization	$536,239	$410,356

Goodwill increased $118 million, of which approximately $14 million is tax deductible, during the year ended December 31, 2003 primarily due to the acquisition of Signal Technology Corporation in May 2003 and certain pipe coupling and fittings businesses of Etex Group S.A. in June 2003. This amount is included in the following segments: Aerospace & Electronics, $103 million and Fluid Handling, $15 million.

Goodwill, for acquisitions prior to January 1, 2002, was being amortized on a straight-line basis ranging from fifteen to forty years.

Changes to intangible assets are as follows:

(in thousands) December 31,	2003	2002
Balance at beginning of year, net of accumulated amortization	$46,093	$41,970
Additions during the year	13,845	3,736
Translation and other adjustments	4,198	4,343
Amortization expense	(7,411)	(3,956)

Balance at end of year, net of accumulated amortization	$56,725	$46,093

A summary of the intangible assets are as follows:

	2003		2002
(in thousands) December 31,	Gross Asset	Accumulated Amortization	Gross Asset	Accumulated Amortization
Intellectual rights	$74,366	$29,755	$67,539	$26,354
Drawings	10,225	4,240	7,025	3,414
Other	9,230	3,101	1,579	282

	$93,821	$37,096	$76,143	$30,050

Amortization expense for these intangible assets is expected to be approximately $9.0 million in 2004, $7.5 million in 2005, $5.4 million in 2006, $4.6 million in 2007 and $4.2 million in 2008. Of the $56.7 million of intangible assets at December 31, 2003, $9.2 million of intangibles with indefinite useful lives, consisting of trade names, are not being amortized under SFAS 142.

Intangibles of $12 million were acquired in 2003. These assets have a weighted average life of seven years.

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

In December 2002, the Company adopted the disclosure provisions of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation – Transitions and Disclosure” (“SFAS No. 148”), which amends FASB Statement No. 123, “Accounting for Stock-Based Compensation.” The pro forma net income and earnings per share listed below reflect the impact of measuring compensation expense for options granted in 2003, 2002 and 2001 in accordance with the fair-value-based method prescribed by SFAS 123, “Accounting for Stock-Based Compensation.” These amounts may not be representative of future years’ amounts, as options vest over a three-year period and, generally, additional awards are made each year.

(in thousands, except per share data)
For years ended December 31,	2003	2002	2001
Net income (loss) as reported	$104,303	$(11,448)	$88,620
Less: Compensation expense determined under fair value based method for all awards, net of tax effects	(4,610)	(5,162)	(6,062)

Pro forma	99,693	(16,610)	82,558
Net income (loss) per share
Basic as reported	1.76	(0.19)	1.48
Pro forma	1.68	(0.28)	1.38

Diluted as reported	1.75	(0.19)	1.47
Pro forma	1.67	(0.28)	1.37

Financial Instruments The Company periodically enters into interest-rate swap agreements to moderate its exposure to interest rate changes and to lower the overall cost of borrowings. Interest-rate swaps are agreements to exchange fixed and variable rate payments based on the notional principal amounts. The changes in the fair value of a derivative and the hedged item are recognized in earnings if the derivative is designated as an effective fair-value hedge. The changes in the fair value of a derivative are

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

recognized in other comprehensive income for effective cash flow hedges. The Company does not hold or issue derivative financial instruments for trading or speculative purposes. The Company periodically uses option contracts and forward foreign exchange contracts as economic hedges of anticipated transactions and firm purchase and sale commitments. These contracts are marked to market on a current basis and the respective gains and losses are recognized in other income (expense).

Recently Issued Accounting Standards In December 2003, the Financial Accounting Standards Board issued a revision to Statement of Financial Accounting Standards No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits” (“SFAS No. 132”). This Statement revises employers’ disclosurers about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by FASB Statements No. 87, “Employers’ Accounting for Pensions”, No. 88, “Employers’ Accounting for settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”, and No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”. It requires additional disclosures to those in the original Statement 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The Company has adopted the revised disclosure provisions of SFAS No. 132 at December 31, 2003.

Miscellaneous — Net

(in thousands) for years ended December 31,	2003	2002	2001
Gain (loss) on sale of assets (a)	$858	$(1,489)	$(13,799)
Foreign exchange loss	—	—	(1,224)
Equity joint venture income	3,097	2,917	915
Other	(2,979)	(2,031)	(1,635)

	$976	$(603)	$(15,743)

(a)	Reflects loss on sale of Crane Plumbing in 2001.

Income Taxes

Income before taxes is as follows:

(in thousands) for years ended December 31,	2003	2002	2001
U.S. operations	$128,235	$(10,443)	$105,400
Non-U.S. operations	22,929	34,896	30,417

	$151,164	$24,453	$135,817

The provision for income taxes consists of:

(in thousands) for years ended December 31,	2003	2002	2001
Current:
U.S. federal tax	$29,768	$31,048	$31,581
State and local tax	4,485	352	2,600
Non-U.S. tax	9,830	6,206	15,035

	44,083	37,606	49,216

Deferred:
U.S. federal tax	2,918	(35,011)	1,176
State and local tax	325	(31)	391
Non-U.S. tax	(465)	5,261	(3,586)

	2,778	(29,781)	(2,019)

Provision for income taxes	$46,861	$7,825	$47,197

Reconciliation of the statutory U.S. federal rate to the effective tax rate is as follows:

(in thousands) for years ended December 31,	2003	2002	2001
Statutory U.S. federal tax at 35%	$52,907	$8,559	$47,536
Increase (reduction) from:
Non-U.S. taxes	97	(1,019)	28
State and local taxes	3,127	(2,321)	1,944
Non-deductible goodwill	—	—	4,803
Federal benefit on export sales	(1,924)	(2,762)	(6,098)
Valuation allowance on state deferred tax assets	—	3,892	—
Foreign dividends net of credits	(1,288)	2,874	1,707
General business tax credit	(2,969)	(2,894)	(2,785)
Other	(3,089)	1,496	62

Provision for income taxes	$46,861	$7,825	$47,197

Effective tax rate	31.0%	32.0%	34.8%

At December 31, 2003, the Company had unremitted earnings of foreign subsidiaries of $129.7 million. Because these earnings, which reflect full provision for non-U.S. income taxes, are indefinitely reinvested in non-U.S. operations, or can be remitted substantially free of additional tax, no provision has been made for taxes that might be payable upon remittance of such earnings.

Tax benefits of $1.7 million in 2003, $2.7 million in 2002 and $2.6 million in 2001 associated with the exercise of employee stock options and other employee stock programs were allocated to shareholders’ equity.

The components of deferred tax assets and liabilities included on the balance sheet are as follows:

(in thousands) December 31,	2003	2002
Deferred tax assets:
Postretirement benefits	$9,761	$11,044
Inventories	15,972	12,630
Insurance	6,217	7,209
Asbestos-related liability	45,172	46,680
Environmental	3,981	4,388
Tax loss and credit carryforwards	36,950	19,303
Deferred compensation	2,991	3,667
Warranty	5,802	3,819
Compensated absences	5,984	5,099
Other	10,526	9,364

Total	143,356	123,203
Less valuation allowance on state deferred tax assets, tax loss and credit carryforwards	26,986	20,659

Total deferred tax assets, net	116,370	102,544

Deferred tax liabilities:
Depreciation	(34,767)	(30,878)
Intangibles	(15,339)	(12,196)
Pension	(12,407)	(9,938)
Defined contribution plan	(2,232)	(3,348)

Total deferred liabilities	(64,745)	(56,360)

Net deferred asset	$51,625	$46,184

Balance sheet classification:
Deferred tax asset	23,313	33,444
Other assets	104,237	23,581
Accrued liabilities	(18,187)	(1,869)
Deferred tax liability	(57,738)	(8,972)

Net deferred tax asset	$51,625	$46,184

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2003, the Company had tax loss and credit carryforwards that will expire, if unused, as follows:

(in thousands) Expiration year NOL	Non.-U.S. National NOL/Credits	U.S. State NOL	U.S. State Credits	U.S. Federal NOL	U.S. Federal Credits	Total
2004-2007	$4,156	$51,750	$116	$—	$3,172	$59,194
After 2007	14,147	104,407	313	26,332	1,931	147,130
Indefinite	16,417	—	3,597	—	207	20,221

TOTAL	$34,720	$156,157	$4,026	$26,332	$5,310	$226,545

Deferred tax asset on tax carryforwards	$11,460	$8,347	$2,617	$9,216	$5,310	$36,950

Of the total $36.9 million deferred tax asset for tax carryforwards at December 31, 2003, $23.9 million has been offset by the valuation allowance because of the uncertainty of ultimately realizing these future tax benefits. In addition, the Company considers it unlikely that a portion of the tax benefit related to various state deferred tax assets will be realized. Accordingly, a $3.1 million valuation allowance has been established against these state deferred tax assets. As a result, the allowance at December 31, 2003 is approximately $27 million.

The Internal Revenue Service (“IRS”) has completed its examinations of the Company’s income tax returns for all years through 1994. In 2002, the IRS commenced its examinations of the Company’s tax returns for the years 1995-2001. The Company expects the IRS to complete its examinations this year. The Company believes that adequate accruals have been provided for all open years.

Accrued Liabilities

(in thousands) December 31,	2003	2002
Employee-related expenses	$56,441	$51,955
Insurance	13,206	11,345
Warranty	14,376	12,448
Professional fees	10,500	7,189
Taxes other than income	22,467	6,367
Other	54,448	36,555

	$171,438	$125,859

The Company accrues warranty liabilities when it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

A summary of the warranty liabilities are as follows:

(in thousands) December 31,	2003	2002	2001
Balance at beginning of year	$12,448	$11,291	$10,899
Add: provisions	6,374	8,419	7,092
Less: payments/deductions	(4,446)	(7,262)	(6,700)

Balance at end of year	$14,376	$12,448	$11,291

Other Liabilities

(in thousands) December 31,	2003	2002
Asbestos-related liability	$185,766	$198,000
Environmental	9,129	6,239
Insurance	3,346	3,346
Product liability	5,100	5,100
Minority interest	7,439	5,311
Other	2,830	4,424

	$213,610	$222,420

Research and Development

Research and development costs are expensed when incurred. These costs were approximately $46.8 million, $46.0 million and $50.9 million in 2003, 2002 and 2001, respectively. Funds received from customer-sponsored research and development projects were approximately $3.1 million, $5.1 million and $4.7 million received in 2003, 2002 and 2001, respectively, and were recorded in net sales.

Pension and Postretirement Benefit Plans

In the US, the Company, along with a number of its subsidiaries, sponsor a defined benefit pension plan that covers approximately 65% of all employees. The benefits are based on years of service and compensation on a final average pay basis, except for certain hourly employees where benefits are fixed per year of service. These plans are funded with a trustee (or trustees) in respect to past and current service. Charges to expense are based upon costs computed by independent actuaries. The Company’s funding policy is to annually contribute amounts that are allowable for federal, or other, income tax purposes. These contributions are intended to provide for future benefits earned to date and those expected to be earned in the future. A number of the Company’s non-US subsidiaries sponsor defined benefit pension plans that cover approximately 36% of all non-US employees. The benefits are typically based upon years of service and compensation. These plans are funded with a trustee (or trustees) in respect to past and current service. Charges to expense are based upon costs computed by independent actuaries. The Company’s funding policy is to annually contribute amounts that are allowable for tax purposes or mandated by local statutory requirements. These contributions are intended to provide for future benefits earned to date and those expected to be earned in the future.

Although market performance in 2002 and 2001 decreased the value of plan assets held in the pension plans and the present value of the benefit obligations increased as a result of a general decline in interest rates, the Company has not had to record any non-cash charge to shareholders’ equity.

Postretirement health care and life insurance benefits are provided for certain employees hired before January 1, 1990, who meet minimum age and service requirements. The Company does not pre-fund these benefits and has the right to modify or terminate the plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company uses a December 31 measurement date for its plans. The obligations and funded status are as follows:

	Pension Benefits		Postretirement Benefits
(in thousands) December 31,	2003	2002	2003	2002
Change in benefit obligation:
Benefit obligation at beginning of year	$427,086	$407,602	$18,706	$20,688
Service cost	12,976	12,547	150	172
Interest cost	26,528	25,498	1,248	1,234
Plan participants’ contributions	1,744	1,377	1,068	1,074
Amendments	1,256	825	—	—
Actuarial loss (gain)	11,487	(520)	3,153	(1,630)
Benefits paid	(22,122)	(21,189)	(3,549)	(3,016)
Foreign currency exchange rate loss	26,885	8,598	96	—
Acquisition/divestitures/curtailment	(101)	(7,652)	(283)	184

Benefit obligation at end of year	485,739	427,086	20,589	18,706

Change in plan assets:
Fair value of plan assets at beginning of year	424,592	487,286
Actual return on plan assets	45,228	(46,425)
Foreign currency exchange rate gain	28,954	10,980
Acquisitions/divestitures	(101)	(7,652)
Employer contribution	3.174	215
Plan participants’ contributions	1,744	1,377
Benefits paid	(22,122)	(21,189)

Fair value of plan assets at end of year	481,469	424,592	—	—
Funded status	(4,270)	(2,494)	(20,589)	(18,706)
Unrecognized actuarial loss (gain)	23,702	24,951	(3,467)	(7,172)
Unrecognized prior service cost (benefit)	4,913	3,980	(386)	(507)
Unrecognized transition asset	76	(719)	—	—

Net amount recognized	$24,421	$25,718	$(24,442)	$(26,385)

The amounts recognized in the balance sheet are as follows:

	Pension Benefits		Postretirement Benefits
(in thousands) December 31,	2003	2002	2003	2002
Other assets	$39,721	$38,832	$—	$—
Accrued pension and postretirement benefits	(15,300)	(13,114)	(24,442)	(26,385)

Net amount recognized	$24,421	$25,718	$(24,442)	$(26,385)

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the U.S. and Non-U.S. plans are as follows:

	Pension Obligations/Assets
	U.S.		Non-U.S.		Total
(in millions) December 31,	2003	2002	2003	2002	2003	2002
Projected benefit obligation	$240.8	$225.5	$244.9	$201.6	$485.7	$427.1
Accumulated benefit obligation	227.1	209.7	224.8	189.7	451.9	399.4
Fair value of plan assets	228.5	211.0	253.0	213.6	481.5	424.6

Information for pension plans with an accumulated benefit obligation in excess of plan assets is as follows:

(in thousands) December 31,	2003	2002
Projected benefit obligation	$18,497	$18,195
Accumulated benefit obligation	14,809	15,560
Fair value of plan assets	5,594	8,193
Accrued pension liabilities	11,480	9,234

The components of net periodic benefit (cost) are as follows:

	Pension Benefits			Postretirement Benefits
(in thousands) December 31,	2003	2002	2001	2003	2002	2001
Service cost	$13,171	$12,667	$9,201	$150	$172	$220
Interest cost	26,528	25,498	21,390	1,248	1,234	1,548
Expected rate of return on plan assets	(34,099)	(35,478)	(33,693)	—	—	—
Amortization of prior service cost	769	(625)	(62)	(83)	(91)	(95)
Amortization of net (gain) loss	170	(1,615)	(1,145)	(747)	(675)	(550)

Net periodic cost (benefit)	$6,539	$447	$(4,309)	$568	$640	$1,123

The weighted-average assumptions used to determine benefit obligations are as follows:

	Pension Benefits			Postretirement Benefits
December 31,	2003	2002	2001	2003	2002	2001
U.S. Plans:
Discount rate	6.40%	6.75%	7.25%	6.40%	6.75%	7.25%
Rate of compensation increase	3.40%	3.75%	4.25%	—	—	—
Non-U.S. Plans:
Discount rate	5.56%	5.66%	5.79%	—	—	—
Rate of compensation increase	3.53%	4.21%	4.20%	—	—	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The weighted-average assumptions used to determine net periodic benefit cost are as follows:

	Pension Benefits			Postretirement Benefits
December 31,	2003	2002	2001	2003	2002	2001
U.S. Plans:
Discount rate	6.75%	7.25%	7.75%	6.75%	7.25%	7.75%
Expected rate of return on plan assets	8.75%	8.75%	8.75%	—	—	—
Rate of compensation increase	3.75%	4.25%	4.75%	—	—	—
Non-U.S. Plans:
Discount rate	5.66%	5.79%	5.95%	—	—	—
Expected rate of return on plan assets	6.80%	7.22%	6.87%	—	—	—
Rate of compensation increase	4.21%	4.20%	4.35%	—	—	—

In developing the long-term rate of return assumption, the Company evaluated input from actuaries and investment consultants as well as long-term inflation assumptions. Projected returns by such consultants are based on broad equity and bond indices.

The discount rate used by the Company for valuing pension liabilities is based on a review of high quality corporate bond yields with maturities approximating the remaining life of the projected benefit obligations.

The assumed health care cost trend rates are as follows:

December 31,	2003	2002
Health care cost trend rate assumed for next year	10.00%	9.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.75%	4.75%
Year that the rate reaches the ultimate trend rate	2010	2009

Assumed health care cost trend rates have a significant effect on the amounts reported for the Company’s health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1 Percentage Point Increase	1 Percentage Point Decrease
Effect on total of service and interest cost components	88	(80)
Effect on postretirement benefit obligation	1,092	(1,002)

Plan Assets The Company’s pension plan weighted-average asset allocations by asset category are as follows:

Asset Category December 31,	2003	2002
Equity securities	68%	64%
Debt securities	26%	28%
Money markets	5%	8%
Other	1%	—

Total	100%	100%

Equity securities include Company common stock, which represents 4% and 3% of plan assets at December 31, 2003, and 2002, respectively.

The primary investment objective of the Company’s various pension trusts is to maximize the value of plan assets focusing on capital preservation, current income and long-term growth of capital and income. The plans’ assets are typically invested in a broad range of equities, debt and cash instruments.

The Company, or its agents, exercise reasonable care, skill and caution in making investment decisions. A number of factors are evaluated in determining if an investment strategy will be employed by the Company’s pension trusts. These factors include, but are not limited to, investment style, investment risk, investment manager performance and costs.

The Company periodically reviews investment managers and their performance in relation to the plans’ investments objectives. The Company expects its pension trust investments to meet or exceed their predetermined benchmark indices, net of fees. Generally, however, the Company realizes that investment strategies should be given a full market cycle, normally over a three to five-year time period, to achieve stated objectives.

Cash Flows The Company expects, based on current actuarial calculations, to contribute cash of $4 million to its defined benefit pension plans and $2 million to its other postretirement benefit plan in 2004. Cash contributions in subsequent years will depend on a number of factors including the investment performance of plan assets.

Estimated Future Benefit Payments The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Estimated future payments (in millions)	Pension Benefits	Postretirement Benefits
2004	$22.7	$2.0
2005	23.7	2.1
2006	24.5	2.1
2007	25.8	2.1
2008	27.2	2.1
2009-2013	173.7	9.5

Total payments	$297.6	$19.9

The Company participates in several multi-employer pension plans which provide benefits to certain employees under collective bargaining agreements. Contributions to these plans were approximately $1.1 million in 2003 and 2001 and $1.2 million in 2002, respectively.

The Company’s subsidiaries ELDEC Corporation and Interpoint Corporation have a money purchase plan to provide retirement benefits for all eligible participant’s gross compensation. The contributions were approximately $2.0 million in 2003, 2002 and 2001, respectively.

The Company and its subsidiaries sponsor savings and investment plans that are available to eligible employees of the Company and its subsidiaries. The Company made contributions to the plans of approximately $4.6 million in 2003, $4.2 million in 2002 and $4.8 million in 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Long-Term Debt and Loans Payable

(in thousands) December 31,	2003	2002
Long-term debt consists of:
8.50% notes due 2004, including remaining unrealized gain of $303 and $1,764, respectively on termination of interest rate swap, original issue discount and deferred financing costs	$100,267	$101,576
6.75% notes due 2006, including original issue discount and deferred financing costs	99,634	99,455
5.50% notes due 2013, including original issue discount and deferred financing costs	197,169	—
Shelf registration deferred financing costs	(1,054)	(48)
Subsidiary industrial revenue bonds and term loans	120	4,735

Subtotal	396,136	205,718
Less current portion	100,275	400

Total long-term debt	$295,861	$205,318

Loans payable consists of:
Short-term debt at weighted average rates of 1.8% in 2002	—	$18,153
Revolving credit agreement – weighted average rate of 1.6% in 2002	—	30,000

Total loans payable	$—	$48,153

At December 31, 2003, the principal amounts of long-term debt repayments required for the next five years are $100.3 million in 2004 and $100 million in 2006. There are no scheduled debt repayments due in 2005, 2007 or 2008.

In September 2003, the Company issued notes having an aggregate principal amount of $200 million. The notes are unsecured, senior obligations of the Company that mature on September 15, 2013, and bear interest at 5.50% per annum, payable semiannually on March 15 and September 15 of each year. The notes have no sinking fund requirement but may be redeemed, in whole or part, at the option of the Company. The Company’s incurred debt issuance costs totaling approximately $1.5 million, including the cost of a treasury rate lock agreement entered into as a hedge against changes in interest rates relative to the anticipated issuance of these notes. Debt issuance costs are deferred and then amortized as a component of interest expense over the term of the notes. Including debt issuance costs, these notes have an effective annualized interest rate of 5.70%.

The Company has notes outstanding in an aggregate principal amount of $100 million, issued in 1992, that mature on March 15, 2004. These notes are unsecured, senior obligations of the Company that bear interest at an annualized rate of 8.50% payable semi-annual on March 15 and September 15 of each year. They are not redeemable prior to maturity and are not subject to any sinking fund requirements. Including debt issuance costs and the remaining unrealized gain on the termination of an interest rate swap executed in 2002, these notes have an effective annualized interest rate of 7.11%. The Company plans to repay or refinance this debt with cash proceeds generated from operations, or with debt issued under the effective shelf registration and/or bank borrowings.

The Company has notes outstanding in an aggregate principal amount of $100 million, issued in 1998, that mature on October 1, 2006. These notes are unsecured, senior obligations of the Company that bear interest at an annualized rate of 6.75% payable semi-annual on April 1 and October 1 of each year. They are not redeemable prior to maturity and are not subject to any sinking fund requirements. Including debt issuance costs, these notes have an effective annualized interest rate of 6.89%.

All outstanding unsecured, senior notes were issued under an Indenture dated as of April 1, 1991. The Indenture contains certain limitations on liens and sale and lease-back transactions.

The Company has an effective shelf registration, filed on Form S-3 with the Securities and Exchange Commission, allowing it to issue, in one or more offerings, up to $300 million in either senior or subordinated debt securities.

In July 2003, the Company entered into a $300 million revolving credit facility which expires on July 22, 2007. This contractually committed facility, which was unused at December 31, 2003, allows the Company to borrow, repay, or to the extent permitted by the agreement, prepay and re-borrow at any time prior to the stated maturity date. Proceeds may be used for general corporate purposes including financing for acquisitions. The agreement contains certain covenants including interest coverage and leverage ratio tests. At December 31, 2003, the Company was in compliance with these financial covenants as follows:

	As required by debt covenants at December 31, 2003	Actual at December 31, 2003
Interest coverage ratio (1)	≥ 3.0 to 1.0	11.0 to 1.0
Leverage ratio (2)	≤ 65%	33.5%

(1)	Ratio of income before taxes adjusted for interest expense, depreciation and amortization and asbestos-related cash payments to interest expense

(2)	Ratio of total debt to total capitalization

The Company has domestic unsecured, uncommitted money market bid rate credit lines for $75 million all of which was unused and available at December 31, 2003. At December 31, 2002 the weighted average interest rate on these short-term domestic credit lines was 1.5%.

As of December 31, 2003, the Company, or its subsidiaries, also had various local currency credit lines, with maximum available borrowings of $44.3 million, underwritten by banks primarily in Canada, Germany, Norway, and United Kingdom. These credit lines are typically available for borrowings up to 364 days and are renewable at the option of the lender. There were no amounts outstanding under these facilities at December 31, 2003. In 2002, the weighted average interest rate on these foreign borrowings was 3.4%.

At December 31, 2003, the Company had open stand-by letters of credit of $18.7 million issued pursuant to a Letter of Credit Reimbursement Agreement, substantially all of which expire in 2004.

Fair Value of Financial Instruments

The carrying value of investments, short-term debt, accounts receivable and accounts payable approximates fair value. Long-term debt rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate the fair value for debt issues that are not quoted on an exchange. The estimated fair value of long-term debt was $412.3 million and $222.5 million at December 31, 2003 and 2002, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company is a party to a contractually committed off-balance sheet chattel paper financing facility that enables its Crane Merchandising Systems operation to offer various sales support financing programs to its customers. At December 31, 2003, $29.8 million was outstanding. Recourse to the Company for all uncollectible loans made to CMS’s customers by the banks under this agreement is limited to 20% of the outstanding balance per year.

Leases

The Company leases certain facilities, vehicles and equipment. Future minimum payments, by year and in the aggregate, under leases with initial or remaining terms of one year or more consisted of the following at December 31, 2003:

(in thousands) December 31,	Operating Leases	Minimum Sublease Income	Net
2004	$13,272	$306	$12,966
2005	10,440	129	10,311
2006	7,819	75	7,744
2007	4,304	75	4,229
2008	2,577	70	2,507
Thereafter	2,578	70	2,508

Total minimum lease payments	$40,990	$725	$40,265

Rental expense was $17.4 million, $13.9 million and $13.7 million for 2003, 2002 and 2001, respectively.

Asbestos Liability

As of December 31, 2003, the Company was a defendant, among a number of defendants, typically over 50 and frequently in the hundreds, in cases filed in various state and federal courts alleging injury or death as a result of exposure to asbestos. Activity related to asbestos claims during the periods indicated was as follows:

	2003	2002	2001
Beginning claims	54,038	16,180	5,460
New claims	19,115	49,429	10,985
Settlements	(3,883)	(11,299)	(66)
Dismissals	(664)	(272)	(199)

Ending claims	68,606	54,038	16,180

Of the 68,606 pending claims as of December 31, 2003, approximately 24,000 claims are pending in New York and approximately 30,000 claims are pending in Mississippi. These filings typically do not identify any of the Company’s products as a source of asbestos exposure. A substantial majority of the New York claims have been placed on a deferred docket and are ineligible for trial on the merits without medical evidence of asbestos-related disease.

Generally, the Company has required evidence of exposure to asbestos-containing materials in products manufactured or sold by the Company, as well as medical evidence of asbestos-related disease, as a prerequisite to settling an asbestos claim. A significant proportion of the resolved claims against the Company have been dismissed without payment because these criteria are not satisfied. Despite this litigation posture, the Company has recognized that the number of asbestos claims pending against it continues to increase, albeit at a lower rate than in the past two years, and the settlement demands from asbestos claimants continue to escalate. The Company believes that federal legislation establishing a trust fund to compensate asbestos victims is the most appropriate solution to the asbestos litigation problem. The Company has been actively monitoring, studying and supporting developments in federal legislation during the past year and believes that there is a reasonable possibility that legislation will be passed in the current or next Congress. In addition, the Company continues to monitor and study the structured settlement transactions announced by certain other asbestos defendants. As the Company has stated previously, it will explore all feasible alternatives available to resolve its asbestos liability in a manner consistent with the best interest of the Company’s shareholders.

The gross settlement and defense costs (before insurance recoveries and tax effects) for the Company in the year ended December 31, 2003 totaled $11.9 million and $9.2 million, respectively. The Company’s total pre-tax cash payments for settlement and defense costs net of the Company’s cost sharing arrangements with insurers amounted to $4.6 million in the year ended December 31, 2003 and reflect the timing and terms of payments in accordance with the aforementioned arrangements. Detailed below are the comparable amounts for the periods indicated.

(in millions) December 31,	2003	2002	2001
Settlement costs (1)	$11.9	$7.3	$0.8
Defense costs (1)	9.2	4.8	2.3
Pre-tax cash payments (2)	4.6	1.4	0.8

(1)	Before insurance recoveries and tax effect

(2)	Net of cost sharing arrangements with insurers

Cumulative aggregate settlement and defense costs (before insurance recoveries and tax effects) to date as of December 31, 2003 were $21.6 million and $22.3 million, respectively. The Company’s cumulative pre-tax cash payments for settlement and defense costs net of the Company’s cost sharing arrangements with insurers amounted to $8.3 million as of December 31, 2003.

These amounts are not necessarily indicative of future period amounts, which may be higher or lower than those reported. It is not possible to forecast when the cash payments related to the asbestos liability will be expended; however, it is expected such cash payments will continue for many years. Payment uncertainty results from the significant proportion of unasserted claims included in the estimated asbestos liability as well as variability of timing and terms of settlements and insurance reimbursement.

The liability recorded for asbestos claims constitutes management’s best estimate, based on the Company’s past experience, of costs for pending and reasonably anticipated future claims through 2007. For claims that will be filed beyond 2007, management believes that the level of uncertainty is too great to provide for reasonable estimation of the number of future claims, the nature of such claims, or the cost to resolve them and, accordingly, no accrual has been recorded for any costs which may be incurred beyond 2007. A long-term liability was recorded to cover the estimated cost of asbestos claims through 2007 and a long-term asset was recorded representing the probable insurance reimbursement for such claims (approximately 40 percent

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

of settlement and defense costs). The Company’s liability for asbestos-related claims before insurance recoveries, which is included in other liabilities, was $193 million and $200 million at December 31, 2003 and 2002, respectively, or $116 million and $120 million, respectively, after probable insurance recoveries. At December 31, 2003 and 2002 approximately 60% and 70%, respectively, of the asbestos liability represented the estimated cost of unasserted claims against the Company.

The Company’s asbestos liability is based on its estimated cost of pending claims plus unasserted claims through 2007. In determining this estimate, both average annual incremental claims and costs per claim are significant assumptions. Costs per claim vary depending on a number of factors, including the nature of the alleged exposure, the injury alleged and the jurisdiction where the claim was filed. The estimated liability for New York claims includes a substantial discounting of such claims due to the deferred docket noted above. This discount rate is significantly higher than the dismissal rate applied to substantially all other jurisdictions. The gross estimated cost of projected asbestos claims is reduced by approximately 40% representing the Company’s probable insurance recovery. In 2002, as a result of dramatic increases in annual incremental claims and claim costs, management changed the basis for these assumptions to an analysis of the past few years of experience as compared to the long-term historical averages previously used, which thereby increased the aggregate estimated liability. In 2003, the Company reviewed its estimate in light of a number of factors and developments including the New York deferred docket referred to above, the substantial reduction in the new claims filed in Mississippi and New York, the increase in new claims filed in other jurisdictions, the proportion of claims dismissed for lack of product identification and the increasing settlement demands from claimants. Future projections of these trends is inherently uncertain, and while the Company believes its current estimate of the asbestos liability is a reasonable judgment, there can be no assurance about future developments.

Estimation of the Company’s ultimate exposure for asbestos-related claims is subject to significant uncertainties, as there are multiple variables that can affect the timing, severity and quantity of claims. The Company cautions that its estimated liability is based on assumptions with respect to future claims, settlement and defense costs based on recent experience during the last few years that may not prove reliable as predictors. A significant upward or downward trend in the number of claims filed, depending on the nature of the alleged injury, the jurisdiction where filed and the quality of the product identification, could change the estimated liability, as would any substantial adverse verdict at trial. A legislative solution or a structured settlement transaction could also change the estimated liability.

A significant portion of the Company’s settlement and defense costs are paid by its primary insurers and one umbrella insurer up to the agreed available limits of the applicable policies. The Company has substantial excess coverage policies that are expected to respond to asbestos claims as settlements and other payments exhaust the underlying policies, but there is no cost sharing or allocation agreement yet in place with the excess insurers. The same factors that affect developing estimates of probable settlement and defense costs for asbestos-related liabilities also affect estimates of the probable insurance payment, as do a number of additional factors. These additional factors include the financial viability of the insurance companies, the method in which losses will be allocated to the various insurance policies and the years covered by those policies, how settlement and defense costs will be covered by the insurance policies and interpretation of the effect on coverage of various policy terms and limits and their interrelationships.

The Company determined it probable that approximately 40% of the estimated gross liability will be paid by the Company’s insurers. This determination was made after considering the terms of the available insurance coverage, the financial viability of the insurance companies, the status of negotiations with its insurers and consulting with legal counsel. This insurance receivable was included in other assets.

Since many uncertainties exist surrounding asbestos litigation, the Company will continue to evaluate its asbestos-related estimated liability and corresponding estimated insurance reimbursement as well as the underlying assumptions used to derive these amounts. These uncertainties may result in the Company incurring future charges to operations to adjust the carrying value of recorded liabilities and assets, particularly if escalation in the number of claims and settlement and defense costs occurs or if legislation or another alternative solution is implemented; however, the Company is currently unable to estimate such future changes. Although the resolution of these claims is anticipated to take many years, amounts recorded for the liability under generally accepted accounting principles are not discounted, and the effect on results of operations, cash flow and financial position in any given period from a revision to these estimates could be material.

Other Contingencies

In the normal course of business, the Company is subject to proceedings, lawsuits and other claims including proceedings under laws and regulations related to environmental, warranty and other matters. Such matters are subject to many uncertainties and outcomes that are not predictable with assurance. However, the Company believes that after final disposition, any monetary liability or financial impact beyond that provided for at December 31, 2003 will not have a material effect on the Company’s results of operations, cash flow or financial position.

The Company has established insurance programs to cover product and general liability losses. These programs have deductible amounts of $5 million per claim and $10 million aggregate per policy year before coverage begins, with the exception of aircraft products, and non-U.S. claims which have first-dollar coverage. The Company does not deem its deductible exposure to be material.

The Company continues to be involved in various remediation actions to clean up hazardous wastes as required by federal and state laws. Estimated future environmental remediation cost was $11.6 million at December 31, 2003 which was fully accrued. In certain of these actions, the Company is one of several potentially

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

responsible parties (“PRPs”). As a PRP, the Company could be liable for all clean-up costs despite the involvement of other PRPs. Given the financial stability of the other PRPs, the Company believes this is unlikely, and the accrual represents management’s best estimate, based on current facts and circumstances, with respect to the ultimate liability that will be apportioned to the Company. The Company spent $3.9 million on environmental costs in 2003 and expects to pay remediation costs of approximately $2.5 million in 2004. The annual level of future remediation expenditures is difficult to estimate because of the many uncertainties relating to conditions of individual sites as well as uncertainties about the status of environmental laws and regulations and developments in remedial technology. In addition, the Company is a minor or de minimis PRP at certain third-party environmental remediation sites where remediation obligations are joint and several, and the Company, as part of its estimate of potential liability, periodically reviews whether the major PRPs have the ability to fulfill their portion of such remediation obligations. The Company is not aware of any significant additional liability that would result from the inability of other PRPs to fulfill their obligations. Overall, the Company’s liability for the required remedial actions being implemented or engineered is not expected to be material.

Acquisitions, Divestitures and Investments

During 2003, the Company completed four acquisitions at a total cost of $168.8 million. Preliminary estimates of goodwill for the 2003 acquisitions amounted to approximately $118 million. Final purchase price allocations will be completed during 2004.

In May 2003, the Company acquired Signal Technology Corporation (“STC”) for a total purchase price of approximately $138 million (net of STC cash acquired). The fair value estimates of assets acquired and liabilities assumed will be finalized within one year from the transaction date. The resulting goodwill will not be deductible for tax purposes. STC, with 2002 annual sales of approximately $87 million, is a leading manufacturer of highly engineered state-of-the-art power management products and electronic radio frequency and microwave frequency components and subsystems for the defense, space and military communications markets. STC supplies many U.S. Department of Defense prime contractors and foreign allied defense organizations with products designed into systems for missile, radar, aircraft, electronic warfare, intelligence and communication applications. The operations were integrated with the Company’s Aerospace & Electronics Segment.

In June 2003, the Company purchased certain pipe coupling and fittings businesses from Etex Group S.A. (“Etex”), for a purchase price of approximately $29 million. The fair value estimates of assets acquired and liabilities assumed will be finalized within one year from the transaction date. The majority of the resulting goodwill will be deductible for tax purposes. The 2002 annual sales for these businesses were approximately $60 million. These businesses provide pipe jointing and repair solutions to the water, gas and industrial markets worldwide. Products include grooved pipe systems, pipeline couplings and transition fittings and pipeline equipment. The businesses were integrated into the Company’s subsidiary, Crane Limited, a leading provider of pipe fittings, valves and related products to the building services, “HVAC” and industrial markets in the United Kingdom and Europe.

The Company also acquired two other entities in 2003 at a total purchase price of $1.7 million.

In March, 2003 the Company sold the assets of its Chempump unit.

During 2002, the Company completed seven acquisitions at a total cost of $82.2 million. Goodwill for these acquisitions amounted to $55.7 million.

In May 2002, the Company acquired the Lasco Composites business from Tomkins Industries, Inc. Lasco manufactured fiberglass reinforced plastic panels with annual sales of approximately $40 million. This acquisition has expanded the Company’s products offerings in the transportation, building products and recreational vehicle markets and provided an entry into the industrial market, where the Company’s Kemlite business had a small presence. The total purchase price was approximately $44 million in an all-cash transaction.

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

During 2001, the Company completed acquisitions with a total purchase price aggregating $191 million. Goodwill for these acquisitions amounted to $67.9 million. In February 2001, the Company acquired Ventech Controls, Inc. located in Houston, Texas. This valve repair business provides both shop repair and remanufacture of control valves and instruments. The acquisition of Ventech significantly enhanced Crane Valve Services’ capabilities in the Houston market, the largest valve service market in North America. Also in February 2001, the Company acquired the fiberglass reinforced panel business of UK-based Laminated Profiles Ltd. as part of its strategic initiative to penetrate the European transportation and recreational vehicle markets. This acquisition provided the Company’s Kemlite subsidiary with a quality manufacturing facility, an established distribution system and an enhanced market position in Europe.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On April 1, 2001, the Company acquired the Industrial Flow Group of Alfa Laval Holding AB (renamed Crane Process Flow Technologies), which includes the Saunders brand of diaphragm valves manufactured in the UK and India and the DEPA brand of air operated diaphragm pumps manufactured in Germany. Crane Process Flow Technologies focuses on the development, production and distribution of valves, pumps and related components in high value-added applications.

On June 29, 2001, the Company acquired the Xomox valve business from Emerson Electric for $145 million. Xomox supplies high-end, application-driven sleeved-plug valves, lined valves, high performance butterfly valves, and actuators to the chemical, petrochemical, pharmaceutical and other process industries. Xomox has major manufacturing facilities in Ohio, Mexico, Germany and Hungary, and operates many service centers in the Americas, Europe and Asia. In addition, Xomox holds a 49% interest in an Indian joint venture that manufactures and markets plug valves for the Indian and international markets. The Xomox acquisition brought global brand names with strong market positions that are complementary to the Company’s existing product lines.

During the third quarter of 2001, the Company acquired the aerospace hose product line of Teleflex Fluid Systems and Resistoflex GmbH. AeroHose, based in Lantana, Florida, is a leading supplier of Teflon® braided high pressure hose assemblies utilized in both commercial and military aircraft as well as ground support systems. AeroHose products are complementary in technology and application to those of Crane’s Resistoflex division in Jacksonville, Florida. Resistoflex GmbH, based in Germany, is a leading manufacturer of Teflon®-lined steel piping products serving chemical and pharmaceutical markets in Europe. This acquisition provided Resistoflex with European-based manufacturing operations to complement its facilities in North America and Asia, thereby enhancing its capabilities to serve its customers in the chemical processing industry worldwide.

In September 2001, the Company sold Powers Process Controls for its carrying value. The Company also sold its Canadian Plumbing business, recording an after-tax loss of approximately $8.5 million. Proceeds from the sale of the businesses were approximately $20 million.

During the third quarter of 2001, Crane and Emerson Electric Co. announced the formation of a joint venture involving Emerson’s Commercial Cam unit and Crane’s Ferguson business unit. Emerson and Crane contributed their respective operations into a new company, IMC. The Company also contributed $12 million of cash into the venture. The joint venture is being accounted for on the equity basis and the investment is included in other assets on the consolidated balance sheet.

All acquisitions were accounted for by the purchase method. The results of operations for all acquisitions have been included in the financial statements from their respective dates of purchase.

Pro forma amounts for 2003 and 2002 acquisitions were not presented because their impact on results of operations was not material. For the 2001 acquisitions, the following unaudited pro forma financial information presented the combined results of operations of the Company as if the acquisitions had taken place at the beginning of the year. The pro forma amounts gave effect to certain adjustments, including the amortization of goodwill and intangibles, increased interest expense and income tax effects. This pro forma information does not necessarily reflect the results of operations as they would have been if the businesses had been managed by the Company during 2001 and is not indicative of results that may be obtained in the future. Pro forma 2001 results are as follows: net sales revenue of $1.68 billion, net income of $90.1 million and diluted net income per share of $1.49.

Preferred Share Purchase Rights

On June 27, 1998, the Company adopted a Shareholder Rights Plan to replace the Plan that expired on that date. The Company distributed one preferred share purchase right for each outstanding share of common stock. The preferred rights were not exercisable when granted and may only become exercisable under certain circumstances involving actual or potential acquisitions of the Company’s common stock by a persons or affiliated persons. Depending upon the circumstances, if the rights become exercisable, the holder may be entitled to purchase shares of the Company Series A Junior Participating Preferred Stock, or shares of common stock of the acquiring person. Preferred shares purchasable upon exercise of the rights will not be redeemable. Each preferred share will be entitled to preferential rights regarding dividend and liquidation payments, voting power and, in the event of any merger, consolidation or other transaction in which common shares are exchanged, a preferential exchange rate. The rights will remain in existence until June 27, 2008, unless they are earlier terminated, exercised or redeemed. The Company has authorized five million shares of $.01 par value preferred stock, of which 500,000 shares have been designated as Series A Junior Participating Preferred Stock.

Stock-Based Compensation Plans

The Company has two stock-based compensation plans: the Stock Incentive Plan and the Non-Employee Director Stock Compensation Plan. In accounting for its stock-based compensation plans, the Company applies the intrinsic value method prescribed by APB No. 25, “Accounting for Stock Issued to Employees.” Intrinsic value is the amount by which the market price of the underlying stock exceeds the exercise price of the stock option or award on the measurement date, generally the date of grant. No stock-based employee compensation expense is reflected in net income, as all options granted under the plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Compensation expense recognized for its restricted stock awards was $4.0 million in 2003, $3.6 million in 2002 and $7.2 million in 2001. The 2001 expense includes $6.1 million related to the accelerated vesting of Chairman R.S. Evans’ awards.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As required by SFAS No. 123 and SFAS No. 148, the Company has disclosed in the Accounting Policies note the pro forma amounts as if the fair value method of accounting had been used. These pro forma amounts may not be representative of the effects on reported net income or loss in future years because the number of future shares to be issued under these plans is not known and the assumptions used to determine the fair value can vary significantly.

The weighted average fair value of options granted was $4.80 per share in 2003, $6.42 per share in 2002 and $7.64 per share in 2001. These estimates were based on the Black-Scholes option-pricing model with the following weighted average assumptions:

	2003	2002	2001
Dividend yield	2.12%	1.72%	1.48%
Volatility	29.93%	27.97%	27.02%
Risk-free interest rates	2.98%	4.67%	4.89%
Expected lives in years	5.26	5.23	5.11

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

(shares in thousands)	Number of Shares	Weighted Average Exercise Price
2001
Options outstanding at beginning of year	4,942	$22.52
Granted	1,353	27.10
Exercised	(542)	16.20
Canceled	(408)	29.14

Options outstanding at end of year	5,345	23.75
Options exercisable at end of year	3,288	23.01

2002
Granted	1,186	23.35
Exercised	(252)	17.06
Canceled	(236)	26.32

Options outstanding at end of year	6,043	23.85
Options exercisable at end of year	4,121	23.65

2003
Granted	1,243	18.91
Exercised	(861)	19.75
Canceled	(313)	24.94

Options outstanding at end of year	6,112	23.36
Options exercisable at end of year	4,054	23.66

A summary of information regarding stock options outstanding at December 31, 2003, follows:

(shares in thousands)	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$26.95-33.54	1,907	6.02	$29.56	1,601	$30.03
22.77-26.78	1,201	7.79	23.31	685	23.35
16.96-22.48	2,781	6.61	19.83	1,645	20.29
10.45-16.76	223.38		14.69	123	13.01

Total	6,112	6.71	$23.36	4,054	$23.66

The Stock Incentive Plan also provides for awards of restricted common stock to officers and other key employees, subject to risk of forfeiture restrictions which lapse over time or upon certain performance objectives. The Company awarded 209,636 restricted shares with a weighted average fair value of $16.23 in 2003. As of December 31, 2003, there were available for future awards a total of 55 shares.

Under the Non-Employee Director Stock Compensation Plan, directors who are not full-time employees of the Company receive the portion of their annual retainer that exceeds $15,000 in shares of common stock. The shares are issued each year after the Company’s annual meeting, are forfeitable if the director ceases to remain a director until the Company’s next annual meeting and may not be sold for a period of five years or until the director leaves the Board. Also under this plan, at the date of the annual meeting, each non-employee director is granted an option to purchase 2,000 shares of common stock at an exercise price equal to the fair market value of the shares on the date of grant exercisable at a rate of 50% after the first year, 75% after the second year and 100% after the third year from the date of grant, expiring ten years after the date of grant. For 2003, the non-employee directors received an aggregate of 14,000 shares with a weighted average fair value of $18.42. Upon the adoption of this plan in 2000, each non-employee director received a grant of options to purchase common stock with an aggregate value, determined on the basis of the Black-Scholes method, equal to his accrued benefit under a retirement plan for non-employee directors which was terminated. One director elected to remain in the retirement plan and does not receive options under the new plan.

Segment Information

The Company’s segment are reported on the same basis used internally for evaluating segment performance and for allocating resources. Segment information has been reclassified to reflect goodwill amortization in prior years as a Corporate reconciling item for segment comparability purposes.

The Company has five reporting segments: Aerospace & Electronics, Engineered Materials, Merchandising Systems, Fluid Handling and Controls.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

The Company accounts for intersegment sales and transfers as if the sales or transfers were to third parties at current market prices.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Information by industry segments follows:

(in thousands)	2003	2002	2001
Aerospace & Electronics
Net sales — outside	$429,128	$340,762	$406,040
Net sales — intersegment	—	—	—
Operating profit before goodwill amortization	96,155	70,698	100,854
Goodwill amortization	—	—	2,742
Operating profit	96,155	70,698	98,112
Assets	432,219	261,630	261,444
Capital expenditures	8,979	8,670	10,402
Depreciation and amortization	16,192	11,587	14,579
Engineered Materials
Net sales — outside	$240,220	$233,180	$232,762
Net sales — intersegment	—	—	1,506
Operating profit before goodwill amortization	48,136	44,366	32,983
Goodwill amortization	—	—	5,838
Operating profit	48,136	44,366	27,145
Assets	185,889	191,038	159,654
Capital expenditures	2,481	1,079	1,460
Depreciation and amortization	5,059	5,164	11,848
Merchandising Systems
Net sales — outside	$155,289	$161,901	$216,377
Net sales — intersegment	—	19	—
Operating profit before goodwill amortization	2,766	7,186	28,432
Goodwill amortization	—	—	2,840
Operating profit	2,766	7,186	25,592
Assets	113,346	114,582	139,615
Capital expenditures	4,123	4,124	5,872
Depreciation and amortization	6,719	6,846	9,275
Fluid Handling
Net sales — outside	$748,042	$715,806	$630,848
Net sales — intersegment	217	23	13
Operating profit before goodwill amortization	43,496	53,688	49,041
Goodwill amortization	—	—	4,744
Operating profit	43,496	53,688	44,297
Assets	647,876	599,474	581,943
Capital expenditures	11,256	10,500	13,148
Depreciation and amortization	17,983	18,663	19,886
Controls
Net sales — outside	$63,312	$64,698	$101,153
Net sales — intersegment	65	61	744
Operating profit before goodwill amortization	4,541	4,815	3,929
Goodwill amortization	—	—	1,897
Operating profit	4,541	4,815	2,032
Assets	49,594	52,500	73,798
Capital expenditures	1,272	1,052	1,166
Depreciation and amortization	2,412	2,501	6,100
Consolidated net sales
Reporting segments	$1,636,273	$1,516,450	$1,589,443
Intersegment elimination	(282)	(103)	(2,263)

TOTAL NET SALES	$1,635,991	$1,516,347	$1,587,180

Operating profit
Reporting segments	$195,094	$180,753	$215,239
Corporate – before asbestos	(26,082)	(25,797)	(23,278)
Corporate – asbestos charges	—	(115,285)	(2,216)
Goodwill amortization	—	—	(18,061)

TOTAL OPERATING PROFIT	$169,012	$39,671	$171,684

Assets
Reporting segments	$1,428,924	$1,219,224	$1,216,454
Corporate	382,852	194,472	75,661

TOTAL ASSETS	$1,811,776	$1,413,696	$1,292,115

Capital expenditures
Reporting segments	$28,111	$25,425	$32,048
Corporate	17	71	96

TOTAL CAPITAL EXPENDITURES	$28,128	$25,496	$32,144

Depreciation and amortization
Reporting segments	$48,365	$44,761	$61,688
Corporate	5,660	5,029	12,922

TOTAL DEPRECIATION AND AMORTIZATION	$54,025	$49,790	$74,610

Information by geographic segments follows:

(in thousands)	2003	2002	2001
Net sales
United States	$909,139	$869,390	$931,684
Canada	192,873	163,338	184,505
Europe	372,266	330,013	328,773
Other international	161,713	153,606	142,218

TOTAL NET SALES	$1,635,991	$1,516,347	$1,587,180

Operating profit (loss)
United States	$133,472	$112,452	$127,179
Canada	24,372	18,199	15,035
Europe	22,459	33,049	54,551
Other international	14,791	17,053	18,474
Corporate	(26,082)	(141,082)	(25,494)
Goodwill amortization	—	—	(18,061)

TOTAL OPERATING PROFIT	$169,012	$39,671	$171,684

Assets
United States	$892,790	$786,994	$829,594
Canada	76,494	62,421	61,092
Europe	404,548	334,603	298,093
Other international	55,092	35,206	27,675
Corporate	382,852	194,472	75,661

TOTAL ASSETS	$1,811,776	$1,413,696	$1,292,115

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Crane Co. and subsidiaries have been prepared by management in conformity with accounting principles generally accepted in the United States of America and, in the judgment of management, present fairly and consistently the Company’s financial position and results of operations and cash flows. These statements by necessity include amounts that are based on management’s best estimates and judgements and give due consideration to materiality.

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

/s/ Eric C. Fast

Eric C. Fast
President, Chief Executive Officer

/s/ George S. Scimone

George S. Scimone
Vice President, Finance and Chief Financial Officer

INDEPENDENT AUDITORS’ REPORT

Deloitte.

To the Shareholders of Crane Co.

We have audited the accompanying consolidated balance sheets of Crane Co. and its subsidiaries (“the Company”) as of December 31, 2003 and 2002, and the related consolidated statements of operations, cash flows and changes in common shareholders’ equity for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Crane Co. and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in the notes to the consolidated financial statements, as of January 1, 2002 the Company changed its method of accounting for goodwill to conform to Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets”.

Deloitte & Touche LLP

Stamford, Connecticut

JANUARY 19, 2004

REVIEW MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS

Aerospace

(dollars in millions)	2002	2001 *
Net sales	$340.8	$406.0
Operating profit	70.7	100.9
Assets	261.6	261.4
Operating margin	20.7%	24.8%

*	Reclassified for goodwill amortization (see segment information page 44).

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

In 2002, Aerospace commenced an internal reorganization to recognize the market uniqueness of aerospace and electronics by organizing itself into these two focus areas to seek customer solutions for these discrete markets. At the same time, a New Ventures initiative was established within the segment to utilize incubator teams to develop new, profitable products. This new structure is expected to enable the segment to reduce operating costs, better leverage intellectual capital and improve its focus on customer solutions. It also provides the structure for efficient integration of acquisitions and elimination of duplicate overhead and capital expenditures.

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

Resistoflex-Aerospace, approximately 4% of total segment sales, had a sales increase of 26% over 2001. Resistoflex-Aerospace produces Teflon® -lined hoses and specialty fittings for aircraft systems and engine applications. Their patented Nut-Lok® fitting was selected for the Joint Strike Fighter.

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

2002 REVIEW MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS

Engineered Materials

(dollars in millions)	2002	2001 *
Net sales	$233.2	$234.3
Operating profit	44.4	33.0
Assets	191.0	159.7
Operating margin	19.0%	14.1%

*	Reclassified for goodwill amortization (see segment information page 44).

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

Crane’s strategic acquisition of Lasco Composites LP (“Lasco”) for $44 million in May 2002 gave Kemlite important increased presence in the industrial market. Lasco supplies the frp panel market under several product brand names, including: Lascoboard®, TransTuff™ , CrystalLite™, Lascolite™, and Everstrong™ . Industrial market applications include opaque corrugated panels for cooling tower exteriors, roof and wall exterior panels in corrosive environments and metal building daylighting panels.

2002 Operating Results

Engineered Materials sales of $233.2 million were down slightly from $234.3 million in 2001. Sales increases from the Lasco acquisition and the strong RV market were offset by reduced sales of $30.6 million of sales resulting from the two divestitures previously mentioned. Operating profit increased $11.4 million in 2002 compared with 2001 as strong results at Kemlite, aided by the Lasco acquisition, accounted for $9.7 million of the increase. Exiting the non-performing plumbing and CorTec businesses provided the remaining $1.7 million of operating profit improvement. Engineered Materials operating margins were 19.0% versus 14.1% in the prior year.

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

2002 REVIEW MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS

Merchandising Systems

(dollars in millions)	2002	2001 *
Net sales	$161.9	$216.4
Operating profit	7.2	28.4
Assets	114.6	139.6
Operating margin	4.4%	13.1%

*	Reclassified for goodwill amortization (see segment information page 44).

Overview

The Merchandising Systems segment is comprised of two businesses: Crane Merchandising Systems (“CMS”), which makes food, snack and beverage vending machines, and National Rejectors (“NRI”), which makes coin changers and validators.

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

2002 REVIEW MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS

Fluid Handling

(dollars in millions)	2002	2001 *
Net sales	$715.8	$630.9
Operating profit	53.7	49.0
Assets	599.5	581.9
Operating margin	7.5%	7.8%

*	Reclassified for goodwill amortization (see segment information page 44).

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

2002 Operating Results

Fluid Handling’s 2002 net sales increased 13%, while operating profit rose 9%, primarily as a result of having a full year of results from the 2001 acquisitions of Xomox and Crane Process Flow Technologies. Weakness in key end markets, particularly the chemical process industry (“CPI”), and to a lesser extent the power industry, coupled with costs related to the closure of the Long Beach, CA and Bay City, MI facilities for consolidation into lower-cost manufacturing facilities hampered performance during 2002.

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

2002 REVIEW MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS

Controls

(dollars in millions)	2002	2001 *
Net sales	$64.8	$101.9
Operating profit	4.8	3.9
Assets	52.5	73.8
Operating margin	7.4%	3.9%

*Reclassified	for goodwill amortization (see segment information page 44).

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

Corporate

(dollars in millions)	2002	2001
Corporate expense – before asbestos charges	$(25.8)	$(23.2)
Corporate expense – asbestos charges	(115.3)	(2.2)
Interest income	2.3	1.1
Interest expense	(16.9)	(21.2)
Miscellaneous – net	(0.6)	(15.7)
Effective tax rate on income	32.0%	34.8%

Corporate expense – before asbestos charges increased $2.6 million in 2002 primarily reflecting higher environmental remediation costs of $7.7 million partly offset by lower incentive compensation expense. The higher environmental costs are due to the identification of additional remediation actions required at a location that the Company has been addressing for the past fifteen years. The year 2001 included higher employee-related costs including a non-cash charge of $6.1 million resulting from the retirement of R.S. Evans as the Company’s Chief Executive Officer and represents stock-based retirement costs that previously were being amortized to an anticipated retirement at age 65.

Corporate expense asbestos charges represent the provision for estimated costs of asbestos-related claims, which are included in cost of sales in the consolidated statements of operations. During the fourth quarter of 2002, the Company recorded a non-cash pre-tax charge of $107.9 million to increase its net estimated liability for asbestos-related costs to $120 million. This fourth quarter charge combined with asbestos charges incurred in the first nine months of 2002 of $7.4 million resulted in the annual asbestos provision of $115.3 million. The asbestos charge was made to reflect the increase in estimated costs o f asbestos-related claims through 2007, net of anticipated insurance recoveries of $80 million. See “Application of Critical Accounting Policies” for further details.

Interest expense was down $4.3 million in 2002 compared with 2001 as a result of lower swap-adjusted interest cost and the reduction in debt level reflecting the continued strong generation of free cash flow.

Miscellaneous – net in 2002 included income of $2.9 million from the Ferguson business which the Company contributed into the IMC joint venture in 2001, offset by asset disposal costs. The 2001 expense reflects the loss on the disposal of Crane Plumbing of $13.8 million and equity income of $0.9 million earned from IMC.

The effective tax rate on income improved to 32.0% from 34.8% reflecting the 2001 tax effect of non-deductible goodwill amortization which is no longer required in accordance with the requirements of SFAS 142 “Goodwill and Other Intangible Assets” adopted by the Company as of January 1, 2002.

The Company’s Corporate Governance Guidelines reflect the Board’s commitment to monitor the effectiveness of policy and decision making both at the Board and management level, with a view to enhancing long-term shareholder value.

Key aspects of the guidelines are set forth below. The full text of the guidelines is available at the Company’s website at

www.craneco.com/investors/corporate governance.

The Board’s Goal

The Board’s goal is to build long-term value for the Company’s shareholders and to assure the vitality of the Company for its customers, employees and the other individuals and organizations who depend on the Company.

Size of the Board

The Board believes that it should generally have no fewer than nine and no more than twelve directors.

Selection of New Directors

The nominees for director shall be those people who, after taking into account their skills, expertise, integrity, diversity and other qualities, are believed to enhance the Board’s ability to manage and direct, in an effective manner, the business and affairs of the Company.

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

CORPORATE GOVERNANCE

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

The non-management directors of the Company shall meet in executive session without management on a regularly scheduled basis, but not less than two times a year. The Chairman of the Board shall preside at such executive sessions, unless such person is a member of management of the Company. If the Chairman is a member of management of the Company, the presiding person at executive sessions shall rotate on an annual basis among the chairmen of the Nominating and Governance Committee, Audit Committee and Management Organization and Compensation Committee.

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

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

Years Ended December 31, (in thousands, except per share data)	2003	2002	2001	2000	1999
Net sales	$1,635,991	$1,516,347	$1,587,180	$1,491,190	$1,553,657
Operating profit	169,012	39,671	171,684	184,026	169,554
Interest expense	(20,010)	16,900	21,187	21,564	27,854
Income before taxes and cumulative effect of a change in accounting principle	151,164	24,453	135,817	190,360	155,795
Provision for income taxes	46,861	7,825	47,197	66,631	54,897

Income before taxes and cumulative effect of a change in accounting principle	104,303	16,628	88,620	123,729	100,898
Cumulative effect of a change in accounting principle	—	(28,076)	—	—	—

Income (loss) from continuing operations	104,303	(11,448)	88,620	123,729	100,898

Income from continuing operations per diluted share before cumulative effect of a change in accounting principle	1.75	0.28	1.47	2.02	1.50
Cumulative effect of a change in accounting principle	—	(0.47)	—	—	—

Income (loss) from continuing operations per diluted share	1.75	(0.19)	1.47	2.02	1.50
Cash dividends per common share	0.40	0.40	0.40	0.40	0.40
Total assets	1,811,776	1,413,696	1,292,115	1,143,851	1,180,697
Long-term debt	295,861	205,318	302,368	213,790	286,772

QUARTERLY RESULTS FOR THE YEAR

Years Ended December 31, (in thousands, except per share data)	First	Second	Third	Fourth	Year
2003
Net sales	$376,470	$405,973	$425,291	$428,257	$1,635,991
Cost of sales	257,275	274,357	288,949	285,585	1,106,166
Gross profit	119,195	131,616	136,342	142,672	529,825
Net income	16,496	26,007	28,134	33,666	104,303

Net income per diluted share	.28	.44	.47	.56	1.75

2002
Net sales	$371,545	$391,613	$385,981	$367,208	$1,516,347
Cost of sales	255,420	265,969	273,178	359,984	1,154,551
Gross profit	116,125	125,644	112,803	7,224	361,796
Income (loss) before cumulative effect of a change in accounting principle	20,797	26,563	20,477	(51,209)	16,628
Cumulative effect of a change in accounting principle	(28,076)	—	—	—	(28,076)

Net (loss) income	(7,279)	26,563	20,477	(51,209)	(11,448)
Income (loss) from continuing operations per diluted share before cumulative effect of a change in accounting principle	.35	.44	.34	(.86)	.28
Cumulative effect of a change in accounting principle	(.47)	—	—	—	(.47)

Net (loss) income per diluted share	(.12)	.44	.34	(.86)	(.19)

MARKET AND DIVIDEND INFORMATION – CRANE CO. COMMON SHARES

	New York Stock Exchange Composite Price per Share				Dividends per Share
Quarter	2003 High	2003 Low	2002 High	2002 Low	2003	2002
First	$20.65	$15.19	$27.42	$22.15	$.10	$.10
Second	$22.89	$16.97	$28.97	$24.19	$.10	$.10
Third	$26.52	$22.31	$25.53	$18.59	$.10	$.10
Fourth	$30.81	$23.30	$21.80	$17.72	$.10	$.10

					$.40	$.40

On December 31, 2003 there were approximately 4,198 holders of record of Crane Co. common stock.

Crane Co. common share ownership inclusive of stock options exercisable by Management and Directors are as follows:

Management and Directors, 6%; 5% Holders, 24%; Other Institutional Holders, 46%; Employee Benefit Plans, 5%; and Retail Shareholders, 19%.

COMMITTEES

The Company has four standing committees, namely the Executive Committee, Audit Committee, Management Organization and Compensation Committee, and Nominating and Governance Committee. Other than the Executive Committee, each committee is composed entirely of independent directors as defined by the NYSE.

Executive Committee

This committee meets when a quorum of the full Board of Directors cannot be readily obtained.

Audit Committee

This committee is the Board’s principal agent in fulfilling legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting, internal control and legal compliance functions of the Company. This includes oversight of the integrity of financial statements, authority for retention and compensation of the Company’s independent auditors, evaluation of qualifications, independence and performance of the Company’s independent auditors, review of staffing and performance of the internal audit function and oversight of the Company’s compliance with legal and regulatory requirements.

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

Nominating and Governance Committee

This committee is responsible for identifying, screening and recommending to the Board candidates for Board membership. It shall be responsible for sponsoring an annual self-assessment of the Board’s performance as well as the performance of each committee of the Board. It shall be responsible for recommendations with respect to the assignment of Board members to various committees and appointing committee chairmen.

DIRECTORS AND OFFICERS

Directors	Corporate Officers

E. Thayer Bigelow, Jr. (1, 3, 4)

Managing Director

Bigelow Media

Investment in Media and

Entertainment Companies

Robert S. Evans (1)

Chairman of the Board

Eric C. Fast (1)

President and

Chief Executive Officer

of the Company

Richard S. Forté (2)

Chairman

Forte Cashmere Company

Importer and Manufacturer

Dorsey R. Gardner (2, 3)

President

Kelso Management Company, Inc.

Investment Management

Jean Gaulin (2, 4)

Retired Chairman

and Chief Executive Officer

Ultramar Diamond Shamrock

Corporation

Refiner and Marketer of

Petroleum Products

William E. Lipner (3)

Executive Vice Chairman

Taylor Nelson Sofres, PLC

Market Research Services

Dwight C. Minton (1, 3, 4)

Chairman Emeritus of the Board of

Church & Dwight Co., Inc.

Manufacturer of Consumer and

Specialty Products

Charles J. Queenan, Jr. (2, 4)

Senior Counsel

Kirkpatrick & Lockhart LLP

Attorneys at Law

James L. L. Tullis (3)

Chief Executive Officer

Tullis-Dickerson & Co.

Venture Capital to

Health Care Industry

Eric C. Fast

President and

Chief Executive Officer

Gil A. Dickoff

Treasurer

Augustus I. duPont

Vice President,

General Counsel and Secretary

Elise M. Kopczick

Vice President,
Human Resources

Joan Atkinson Nano

Vice President,

Controller

Thomas M. Noonan

Vice President,
Taxes

Anthony D. Pantaleoni

Vice President,

Environment, Health and Safety

George S. Scimone

Vice President, Finance and
Chief Financial Officer

(1)	Member of the Executive Committee

(2)	Member of the Audit Committee

(3)	Member of the Management Organization and Compensation Committee

(4)	Member of the Nominating and Governance Committee

SHAREHOLDER INFORMATION

Crane Co. Internet Site and Shareholder Information Line

Copies of Crane Co.’s report on Form 10-K for 2003 as filed with the Securities and Exchange Commission as well as other financial reports and news from Crane Co. may be read and downloaded off the Internet at www.craneco.com.

If you do not have access to the Internet, you may request printed materials by telephone, toll-free, from our Crane Co. Shareholder Direct® information line at 1-888-CRANECR (1-888-272-6327).

Both services are available 24 hours a day, 7 days a week.

Annual Meeting

The Crane Co. annual meeting of shareholders will be held at 10:00 A.M. on April 26, 2004, at the Westin Hotel One First Stamford Place Stamford, CT 06902.

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

Stock Transfer Agent and Registrar of Stock

EquiServe Trust Company, N.A.

Customer Service: 1-781-575-2725

E-mail: equiserve@equiserve.com

Non-Postal Deliveries

66 Brooks Drive

Braintree, MA 02184

General Correspondence/Changes of Address/Transfer of Stock Certificates

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