Form 10-K, Exhibit 13
period 2004-12-31
CRANE CO /DE/
filed 2005-03-08
CIK 25445

CRANE®	EXHIBIT 13

Except for those portions of the Annual Report that are expressly incorporated herein by reference, the Annual Report is furnished for the information of the Securities and Exchange Commission and is not deemed filed as part of this Form 10-K.

In the pages that follow, we discuss results, along with the events, trends, market dynamics and management initiatives that influenced them.

	Sales		Favorable/ (Unfavorable)		Operating Profit		Favorable/ (Unfavorable)		Margins (%)
(dollars in millions)	2004	2003	$	%	2004	2003	$	%	2004	2003
Segment Results:
Aerospace & Electronics	$512	$429	$83	19	$93	$96	$(3)	(4)	18.1	22.4
Engineered Materials	276	240	36	15	54	48	6	12	19.6	20.0
Merchandising Systems	169	155	14	9	10	3	7	251	5.7	1.8
Fluid Handling	862	748	114	15	52	44	8	20	6.1	5.8
Controls	72	64	8	14	5	4	1	22	7.7	7.2
Elimination	(1)	—	(1)	—	—	—	—	—	—	—

Total Segment Results	$1,890	$1,636	$254	16	$214	$195	$19	10	11.3	11.9

Corporate expense	—	—	—	—	(28)	(25)	(3)	(12)	—	—

Subtotal	1,890	1,636	254	16	186	170	16	10	9.9	10.4
Corporate expense – Asbestos charge					(307)	—	(307)	—
Corporate expense – Environmental charge					(40)	(1)	(39)

Total	$1,890	$1,636	$254	16	$(161)	$169	$(330)		(8.5)	10.3

Sales Growth:
Core business			97	6
Acquisitions			107	7
Foreign exchange benefit			50	3

Increase (decrease)			$254	16

Overview

The Company’s primary markets are aerospace, electronics, recreational vehicle, transportation, automated merchandising, petrochemical, chemical and power generation. Commercial aircraft production increased slightly in 2004 with a continuation of this recovery anticipated next year. A strong business jet market is expected to continue in 2005 while the declining trend in regional jet production is expected to continue next year. The Company’s participation in the electronic market is largely defense related. Increased defense spending in 2005 is expected to follow the 2004 growth in support of the war effort. The 2004 recreational vehicle delivery rate was at its highest level in over twenty-five years, reaching approximately 370,000 units; 2005 deliveries are expected to be below this record high. The strong transportation trailer industry trend is represented by the 25% higher refrigerated trailer and dry van builds in 2004 and the anticipated double digit increase in 2005. Key market drivers for the automated merchandising market are employment rates and commercial office occupancy which stabilized in 2004 and are expected to continue to strengthen in 2005. Demand from the petrochemical, chemical and power generation markets improved in 2004 from the low levels in 2003, and this recovery trend is anticipated to continue next year for each of these markets.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS

Sales in 2004 increased $254 million, or 16%, to $1.890 billion compared with $1.636 billion in 2003. The sales increase included $97 million of core business growth, $107 million of incremental sales from acquisitions and $50 million from favorable foreign exchange. The Aerospace & Electronics segment’s sales increase of $83 million, or 19%, included incremental sales from P.L. Porter, acquired in late January 2004 as well as the full year inclusion of Signal Technology Corporation, acquired in May 2003. Higher commercial OEM sales were partially offset by a decline in aftermarket sales for the Aerospace Group. In the Engineered Materials segment, demand for fiberglass-reinforced panels from the recreational vehicle and truck trailer markets remained strong. A modestly improving vending machine market led to a $14 million, or 9%, increase in Merchandising Systems sales. The Fluid Handling segment’s sales increased $114 million, or 15%, and included incremental sales of $46 million from acquisitions of the Hattersley brand in January 2004 and of certain pipe coupling and fittings businesses of Etex in June 2003, and favorable foreign exchange ($38 million). Excluding acquisitions and foreign exchange, this segment’s sales increased 4% reflecting the improved market conditions in the chemical processing industry and general industrial markets.

Segment operating profit was $19 million, or 10% higher in 2004 than in the prior year, and reflected improvement in four of the five operating segments. Profitability from strong end-markets in the Engineered Materials segment was partly offset by material cost increases not yet offset by higher customer pricing. Higher shipments coupled with lower costs from right sizing the German coin changing business and other operating efficiencies improved results for the Merchandising Systems segment. Fluid Handling benefited from volume growth, incremental profit from acquisitions, improved cost structures in certain of its businesses and lower severance costs. The decline in the high-margin Aerospace aftermarket business, a higher investment in engineering and challenges in the Electronics business led to a 4% operating profit decline in the Aerospace & Electronics segment.

Segment operating margins declined slightly to 11.3% from 11.9% in 2003. This decline was largely due to higher material costs, most significantly affecting the Engineered Materials and Fluid Handling segments, the unfavorable mix and engineering costs at Aerospace and the operational challenges at Electronics and certain of the Company’s valve businesses.

An operating loss of $161 million resulted in 2004 which included $347 million of asbestos and environmental charges, compared with a profit of $169 million in 2003. During 2004, the Company recorded a non-cash, pre-tax charge of $307 million ($203 million after-tax) for asbestos and $40 million for environmental liabilities ($26 million after tax).

The 2004 net loss was $105 million, or $1.78 per share, as compared with net income of $104 million, or $1.75 per share, in 2003. The 2004 net loss included non-cash charges for asbestos ($203 million, or $3.43 per share) and environmental ($26 million, or $.44 per share) liabilities.

Asbestos Charge On October 21, 2004 the Company reached an agreement in principle with representatives of a majority of current claimants and an independent representative of future claimants to resolve all current and future asbestos-related personal injury claims against the Company, to be structured and implemented pursuant to Section 524(g) of the U.S. Bankruptcy Code. On that date, MCC Holdings, Inc., an indirect wholly owned subsidiary of the Company formerly known as Mark Controls Corporation (“MCC”), entered into a Master Settlement Agreement (“MSA”) with representatives of a majority of current claimants and a Settlement Trust Agreement, which provided for a $280 million trust to be funded and administered to pay asbestos-related personal injury claims settled under the MSA. In connection with the terms of the MSA, which would have brought finality to this overall obligation, a third quarter 2004 asbestos charge of $322 million (pre-tax and and after insurance) was recorded.

On December 2, 2004, the United States Court of Appeals for the Third Circuit reversed the District Court order approving Combustion Engineering’s asbestos-related bankruptcy plan of reorganization and addressed the scope of Section 524(g) and the appropriate structure of transactions providing relief for asbestos defendant companies under Section 524(g). The Court’s opinion, in the Company’s view, constituted a material change in the case law regarding Section 524(g) transactions, and accordingly, on January 24, 2005, the Company exercised its right to terminate the MSA.

The termination of the MSA placed the Company and asbestos claimants back into the tort system for the resolution of claims. In the fourth quarter, Crane Co. management, with the assistance of outside experts, made its best estimate of settlement and defense costs through 2011 (including certain related fees and expenses). In making this estimate, the Company adjusted the assumed rate of insurance recoveries from 30% in the context of the proposed comprehensive asbestos settlement back to 40% of the estimated liability payable over time in the tort system. The estimated asbestos liability was reviewed in light of these changes and resulted in a $14 million reduction in the 2004 estimated cost after anticipated insurance recoveries but before tax. The principal factors affecting the lower asbestos liability estimate under the tort system versus the MSA are a higher insurance recovery rate partly offset by the inclusion of defense costs under the tort system.

Environmental Charge The environmental charge includes anticipated environmental cleanup costs which are based on an agreement with the U.S. Environmental Protection Agency on the scope of work for further investigation and remediation of the Company’s Goodyear, Arizona Superfund site.

Aerospace & Electronics

(dollars in millions)	2004	2003
Net sales	$512	$429
Operating profit	93	96
Assets	480	432
Operating margin	18.1%	22.4%

Overview

The Aerospace & Electronics segment is organized in two groups: the “Aerospace Group” and the “Electronics Group.” Each Group is structured as one company to reduce operating costs, eliminate duplicate overhead and capital expenditures, better leverage and share intellectual capital, improve focus on customer solutions and provide the structure for efficient integration of acquisitions. In 2004, the segment revenue was derived 60% from the Aerospace Group and 40% from the Electronics Group.

The Aerospace Group products are currently manufactured under the brand names Eldec, Hydro-Aire, Lear Romec, Resistoflex-Aerospace, and P.L. Porter (“Porter”). The Group’s products are organized into the following solution sets: Landing Systems Solutions, Sensing and Controls Solutions, Fluid Management Solutions, Aircraft Electrical Power Solutions and Cabin Solutions. The latter solution set was added with the Porter acquisition in late January 2004.

Porter, acquired in late January 2004 for a purchase price of $44 million, holds leading positions in both electromechanical actuation and hydraulic/mechanical actuation for aircraft seating, selling directly to seat manufacturers and to the airlines. This new solution set’s products are the Aerospace & Electronics segment’s first offerings for passenger service applications.

The Electronics Group products are currently manufactured under the brand names Interpoint, General Technology, STC Microwave Systems, Keltec, Olektron, Eldec and Advanced Integrated Systems Division (“AISD”). The Group’s products are organized into the following solution sets: Power Solutions, Microwave Systems Solutions, Electronic Manufacturing Services Solutions, and Microelectronics Solutions/AISD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS

Through acquisitions in both 2002 and 2003, the Group was further strengthened and substantially increased its defense-related product portfolio. In November 2002, the Company acquired General Technology Corporation (“GTC”), a strategic acquisition that extended the group’s already strong position in the electronics market by increasing its focus on the military market. GTC provides high-reliability, customized-contract manufacturing services and products focused on military and defense applications. In 2003, the microelectronics packaging capability of Interpoint was teamed with the engineering talent at GTC, opening new markets for the Electronics Group. In May 2003, the Company acquired Signal Technology Corporation (“STC”) for approximately $138 million. STC is a leading manufacturer of highly-engineered, state-of-the-art power management products and electronic radio frequency and microwave frequency components and subsystems for the defense, space and military communications markets. STC supplies many U.S. Department of Defense prime contractors and foreign allied defense organizations with products designed into systems for missile, radar, aircraft, electronic warfare, and intelligence and communications applications.

2004 Operating Results

Sales of the Aerospace & Electronics segment increased $83 million, or 19%, in 2004, including incremental sales of $35 million from the Porter acquisition. Operating profit declined $3 million or 4%. Aerospace Group operating profit rose, but this gain was more than offset by a decline in the Electronics Group in part reflecting disruption from closure of a plant acquired with STC. The operating margin for the segment was 18.1% in 2004 compared with 22.4% in 2003, reflecting the Electronics Group performance and the Aerospace Group’s OEM/aftermarket mix and higher engineering investment. For the segment, inventory turns improved to 3.7 times at December 31, 2004 from 3.4 times at December 31, 2003, while working capital as a percent of sales was 26.4% at December 31, 2004 compared with 26.1% at December 31, 2003.

Aerospace Group

Aerospace Group sales of $309 million increased 23%, from $250 million in 2003, including $24 million, or 9%, from the core business and $35 million, or 14%, from the Porter acquisition. Sales growth reflected increased OEM demand partially offset by lower aftermarket demand for commercial and military products. Operating profit increased 4% in 2004, as the strong OEM sales and the incremental profit from the Porter acquisition was partially offset by a decline in the high-margin aftermarket business and increased engineering investment of $4 million for new aircraft platforms and retrofit programs.

The commercial market accounted for about 75% of Aerospace Group sales in 2004, while sales to the military market were approximately 25% of the total. Sales in 2004 by its five solution sets divided as follows: landing systems, 25%; sensing and controls, 25%; fluid management, 31%; aircraft electrical power, 8%; and cabin, 11%.

The Aerospace Group’s core business shipments to OEM customers in 2004 increased 19% above 2003 as a result of increased demand from both the commercial and military markets. Aftermarket sales in 2004, excluding those attributable to the Porter acquisition, declined 6% compared with 2003 largely due to early retirements of older commercial aircraft platforms containing these products as well as lower military spares. Sales to OEMs, excluding the Porter acquisition, were 56% of the total in 2004 compared with 52% in 2003.

In 2004, the Aerospace Group continued to invest in new technology and new markets with an emphasis on products that improve safety and/or reduce operating costs. An important result of this emphasis has been the development of a weight and balance system (“AirWeighs™”). The AirWeighs system converts landing gear struts into scales that measure an aircraft’s weight and determines the center of gravity in seconds, versus today’s method that calculates this information using average passenger and baggage weights. Automatically measuring actual aircraft weight and center of gravity information improves airline operations and enhances aircraft performance while focusing on safety. Also being introduced in 2005 is the hand-held SmartStem System which replaces the existing valve stem in an aircraft wheel with a radio frequency equipped valve stem capable of communicating tire pressure, temperature, and other stored data wirelessly. The ease of use behind the SmartStem System reduces labor costs while the technology extends the life of a tire. SmartStem has been selected by Cessna for the business jet market and by Boeing for the 7E7. Its attributes include reducing labor costs and increasing tire warranty.

In 2004, the Aerospace Group established the Cabin Systems Solution set with the acquisition of Porter. In 2005, the Aerospace Group will complete a facility consolidation of the Porter Woodland Hills, California, site into the Hydro-Aire Burbank, California, site to improve further the combined profitability of these units.

Electronics Group

In 2004, Electronics Group sales increased $24 million to $204 million, with $26 million of the increase resulting from full-year inclusion of the results of STC, acquired in May 2003. Operating profit declined by 16%, impacted by operational challenges largely the result of disruption from closure of a plant site obtained with the STC acquisition.

Electronics Group sales by market in 2004 were as follows: military/defense, 89%; commercial aerospace, 5%; medical, 4%; and space, 2%. The proportion of 2004 sales by Electronics Group solution set follows: Power Solutions, 50%; Microwave Systems Solutions, 22%; Electronic Manufacturing Solutions, 16%; and Microelectronics Solutions/AISD, 12%.

Power Solutions, the largest solution set of the Group, accounting for 50% of total Group revenue, includes both core business and STC acquired product lines. Revenue growth during 2004 was strong at 10%. Operating profit margins remained strong, the strongest for all product lines in the Electronics Group. Backlog at December 31, 2004 was 40% above prior year levels.

The Microwave Solution set, which accounts for 22% of the group’s total revenue, suffered from a number of business challenges in 2004. In 2004, operating profit declined significantly as the business experienced design development and production throughput issues resulting from closure of the California site obtained with the STC acquisition. Numerous corrective actions were implemented during the fourth quarter of 2004. However, weak orders during 2004 resulted in a year-end backlog level 13% below prior year.

The Electronics Manufacturing Solutions set accounts for 16% of the Group’s revenue. The 2004 operating profit decline was due to ramp-up production issues occurring early in the year which were partly offset by volume increases.

Outlook

For 2005, management expects the segment to show a modest increase in sales and operating profit with margins remaining stable as compared with the full year 2004. Engineering expenses for program wins, declining prices to OEMs and slightly lower aftermarket demand will be offset by profit from retrofit opportunities and productivity improvements.

Engineered Materials

(dollars in millions)	2004	2003
Net sales	$276	$240
Operating profit	54	48
Assets	188	186
Operating margin	19.6%	20%

Overview

The Engineered Materials segment consists of two business units, Kemlite and Polyflon. Kemlite is the world’s largest manufacturer of fiberglass-reinforced plastic (“frp”) panels for recreational vehicles (“RVs”), truck trailers, building products and industrial building materials. Polyflon is a manufacturer of small specialty components, primarily substitute materials for antennas.

2004 Operating Results

Engineered Materials sales increased $36 million from $240 million in 2003 to $276 million in 2004. Operating profit increased $6 million in 2004 to $54 million compared with $48 million in 2003, while operating margins were 19.6% in 2004 compared with 20.0% in 2003.

In 2004, Kemlite’s sales increased 15%, while operating profit increased 12%. Sales of frp panels to the RV market were up 19% with demand at its highest level in over twenty-five years, as the RV build rates reached approximately 370,000 units in 2004. Sales of translucent roofs and interior scuff and liner panels for transportation trailers increased 18% in 2004 compared with 2003. Kemlite’s sales also benefited from price increases, the introduction of new products and improved international market penetration. Operating margins in 2004 were down slightly, primarily as a result of rising raw material costs that started early in the year and continued to escalate throughout 2004. Price increases to customers did not fully offset the higher material costs during 2004.

Kemlite continued its operational excellence programs, focusing on cost reductions and working capital efficiencies. These operating efficiencies helped defray some of the substantial raw material cost increases. Kemlite’s working capital metrics were as follows: inventory turned 17.7 times in 2004 compared with 15.4 times in 2003, while the working capital investment level was reduced to 5.3% as a percent of sales in 2004 compared with 7.5% in 2003. On-time delivery remained at 98% in both 2004 and 2003.

Polyflon’s sales of $3 million increased 21% in 2004, while operating profit increased 37%.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS

Outlook

The Engineered Materials segment expects increased sales in 2005 mainly as a result of price increases implemented in both 2004 and 2005. A stronger 2005 transportation market is expected to offset a slight decline in the RV market. Additional sales are expected from the successful displacement of other materials with frp in the manufacture of products in the transportation, RV and building products markets.

In the transportation industry, Kemlite has a substantial portion of the overall frp market but a much smaller share of the total panel market. Targeted substitution for frp panels include panels made from aluminum and other materials in dry vans and refrigerated trailers. Examples of this include displacement of steel, aluminum, wood and thermoplastic interior scuff panels in trailers, as well as aluminum in exterior roofing and sidewall panels.

In the RV market, where Kemlite’s share of the total market is less than 50%, substitution targets include aluminum travel-trailer sidewalls, aluminum and hand laid-up motor home sidewalls, and rubber and aluminum roofing.

In the building products market, where Kemlite has a very small percentage of the market, a number of new decorative panel products have been recently introduced. Kemlite is targeting displacement of ceramic tile, wood, vinyl and other alternate materials in traditionally non-frp areas with its introduction, in October 2003, of the first product in the new decorative frp DesignSolution® product line. The new decorative wall panel called Optimax HPL® features a high-pressure laminate adhered to a Kemlite frp panel. Optimax HPL has been successfully accepted in the dining area of restaurants, because it is water resistant, easy to install and maintain, less expensive than traditional wall coverings and available in over 250 finishes in various patterns and colors. Optimax HPL® sales in 2004 were approximately $1 million and showed a continuous monthly growth trend. Kemlite introduced Matrex, a tile-like frp material that replaces ceramic tile, in late 2004 and plans to begin marketing Varietex, a lower priced decorative alternative in early 2005.

Management expects transportation market demand for frp to be stronger in 2005 than in 2004, but expects RV OEM demand to be slightly lower in 2005, following the 2004 build rates. Price increases to customers implemented during the second half of 2004 and the beginning of 2005 are expected to offset higher raw material costs in 2005. Management expects an increase in 2005 operating profit.

Merchandising Systems

(dollars in millions)	2004	2003
Net sales	$169	$155
Operating profit	10	3
Assets	122	113
Operating margin	5.7%	1.8%

Overview

The Merchandising Systems segment is comprised of two businesses: Crane Merchandising Systems (“CMS”), which makes food, snack and beverage vending machines as well as vending management software, and National Rejectors (“NRI”), which is based in Germany and makes coin changers and validators.

CMS, which accounted for over 80% of the 2004 segment sales, is located in St. Louis, Boston, and Chippenham, England. In 2004, approximately 30% of CMS’ business was in Europe, with the balance in North America. Crane Merchandising Systems’ competitive advantage in the North American market is the CMS direct-sales business model, which allows more cost-efficient distribution, shorter lead times on equipment purchases, and enhanced customer communications resulting in better customer service.

The CMS business unit is working to broaden product appeal to vending operators who are seeking to maximize return on investment and consumers who are looking for greater selection, product quality and transactional confidence.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS

In 2004, CMS launched three new products. CMS’s new Shopper unit, which replaces a 1987 model, includes sleek styling and 23% more vending volume than its predecessor product. The increased vending volume allows operators to offer a greater variety of merchandise including healthier items, such as salads. Other new features allow use of various payment methods, coins, bills and credit cards, which increase sales volume and thus raise return on investment for machine operators. The Refreshment Center is targeted to smaller sites, and will vend fresh food, snacks and beverages from one machine. The Genesis Tabletop Coffee Machine provides genuine espresso and fresh brew coffee for the European market. NRI is working toward expansion in the U.S. through a new payment system that will include a cash recycler that returns change in dollars and coins.

2004 Operating Results

Segment sales increased $14 million, or 9%, from $155 million in 2003 to $169 million in 2004, and operating profit more than tripled in 2004 to $10 million from $3 million in 2003. Approximately half of the increase in sales was due to favorable foreign currency translation, with the balance resulting from a recovery in demand for European coin changing equipment and a modest increase in CMS shipments.

As most units are placed in factories or offices, CMS’ business is heavily dependent on U.S. employment rates and commercial office occupancy. Employment rates have improved slightly from 2003 and office occupancy rates have stabilized.

CMS sales of $141 million increased 6% in 2004, up from $133 million in 2003, mainly from favorable foreign currency impacts and a modest volume increase. Operating profit increased 43% as a result of increased volume, productivity gains from cost reduction activities and operational efficiencies partially offset by increased raw material costs.

CMS has been focusing on operational excellence to significantly improve both customer focus and operations. CMS inventory turnover has improved to 6.0 turns in 2004 from 4.5 turns in 2003 (a 33% improvement) and 4.2 turns in 2002, a 43% improvement in two years. Operating working capital as a percentage of sales continued its favorable trend from 23% in 2002 to 20% at the end of 2003 and 17% at the end of 2004, a 26% improvement in two years. Customer metric improvements included on-time deliveries of 97% in both 2004 and 2003 and lead-times down to four days in 2004 from six days in 2002.

NRI’s net sales in 2004 were $28 million, up 24%, compared with 2003 sales of $23 million. Sales benefited from favorable foreign currency translation and a modest increase in demand in Europe for the coin validator products. NRI had an operating loss in both 2003 and 2004, although significantly reduced in 2004. Lower 2004 severance costs and an improved cost structure from headcount reductions benefited 2004 results. Severance costs were $1.5 million in 2004 and $3.1 million in 2003.

Outlook

Key market drivers, employment rates and commercial office occupancy, stabilized in 2004. Management expects a substantial increase in the Merchandising Systems 2005 operating profit, benefiting from prior period right sizing of both NRI and CMS, new product initiatives, cost containment programs, strengthening end-market demand throughout 2005 and continued margin improvement.

Fluid Handling

(dollars in millions)	2004	2003
Net sales	$862	$748
Operating profit	52	44
Assets	735	648
Operating margin	6.1%	5.8%

Overview

The Fluid Handling segment consists of the Valve Group, Crane Ltd., Resistoflex-Industrial, Crane Pumps & Systems, Crane Supply and Crane Environmental. The Valve Group manufactures and sells various types of industrial and commercial valves and provides valve testing, parts and services. Crane Ltd. manufactures pipe fittings, commercial valves, couplings and connectors for the building services, gas and water utility markets. Resistoflex-Industrial manufactures lined pipe and fittings. Crane Pumps & Systems manufactures and sells pumps for a wide range of applications. Crane Supply is a Canada-based distributor of pipe, valves and fittings, and Crane Environmental manufactures specialized water purification solutions for industrial and commercial markets.

Revenues of the Fluid Handling segment in 2004 were derived as follows: Valve Group, 53%; Crane Ltd., 14%; Resistoflex-Industrial Products, 5%; Crane Pumps & Systems, 11%; Crane Supply, 15%; and Crane Environmental, 2%.

During 2004, the Fluid Handling segment experienced core sales growth (excluding foreign exchange and acquisitions), as well as margin improvement in several businesses. However, this segment continued to face significant challenges in 2004: unsatisfactory margin levels at certain businesses, largely due to escalation in raw material costs; both internal and external supply chain disruptions and transition problems relating to shifting the production of commodity valves to low-cost countries (China and Mexico).

Improvement in end-market conditions in the segment’s chemical processing, power and hydrocarbon/oil and gas markets began in 2004, as evidenced by growth in emerging markets for industrial valves, increased demand for maintenance, repair and overhaul (“MRO”) and small projects and strengthened demand in U.S. power service.

In January 2004, the Company acquired the Hattersley valve brand and business for $6 million, a subsidiary of Tomkins plc, whose branded products include an array of valves for commercial, industrial and institutional construction projects. In June 2003, the Company purchased for $28 million certain pipe coupling and fittings businesses from Etex Group S.A. (“Etex”). Both of these acquisitions have been integrated into Crane Ltd.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS

In December 2004, the Company sold the Victaulic trademark and related assets, acquired in connection with the acquisition of certain valve and fittings product lines from Etex S.A. Group for $15.3 million in an all cash transaction. The Company realized an after-tax gain of $6.5 million, or $.11 per share, on the sale.

2004 Operating Results

Fluid Handling sales of $862 million in 2004 increased $114 million, or 15%, from $748 million in 2003. Sales growth was 4% from core businesses ($30 million), 6% from acquisitions ($46 million) and 5% from favorable foreign currency translation ($38 million). Core business growth was driven by higher shipments of certain valve and pump products and Crane Supply performance. Operating profit of $52 million in 2004 increased $8 million, or 20%, compared with $44 million in 2003. This increase is primarily a result of the higher revenue and operating efficiencies from facility closures and workforce reductions coupled with reduced severance costs in 2004. Operating profit margin was 6.1% in 2004 compared with 5.8% in the prior year.

Valve Group sales of $460 million increased $38 million, or 9%, from $422 million in the prior year. Approximately half of the increase was from favorable foreign currency translation ($20 million); the remaining $18 million, or 4%, reflects increased product shipments to the industrial and chemical process markets and, to a lesser degree, price increases. Valve Group operating profit increased 25% as a result of the benefits from the higher sales level and lower costs from prior year facility and work force rationalizations partially offset by poor performance in the marine valve business from significant material cost increases on long-term, fixed-price contracts with customers. The challenge for the Valve Group continues to be attaining price increases to offset material cost increases, establishing robust supply chains from low-cost country sources and continuing the improvement in business processes and productivity. Valve Group inventory turns have improved to 3.3 times at December 31, 2004 from 3.0 times at December 31, 2003, while working capital as a percent of sales was 28.5% at December 31, 2004 compared with 30.4% at December 31, 2003.

Crane Ltd. sales increased 67%, to $120 million, in 2004 compared with 2003 due to the incremental revenue from the Hattersley and Etex acquisitions and favorable foreign exchange. Demand continued to be weak in the core commodity valve product line in the domestic U.K. market. Margins were depressed, impacted by product availability issues and higher material costs. Operating profit increased $2 million in 2004 to $7 million. Excluding acquisitions, operating profit declined by $1 million. For Crane Ltd., 2004 was a year of consolidation and transition as acquisitions were integrated. Two sites acquired with the Etex acquisition were consolidated and closed while the Hattersley product line acquisition included a move to integrate it into an existing Crane Ltd. location. The migration of certain brand manufacturing to low-cost countries together with the impact of customer price increases implemented in 2004 are expected to improve operating profit in 2005.

Resistoflex-Industrial sales of $42 million in 2004 were flat compared with 2003, while operating profit increased $2 million. This increase in operating profit was largely due to the full year benefits gained from the Bay City, Michigan, facility closure in early 2003 while European productivity improvements provided additional benefit.

Crane Pumps & Systems’ net sales of $100 million increased $6 million, or 7%, in 2004 compared with 2003. This sales improvement was a result of aggressive marketing toward the professional plumbing market and expansion of the decorative water feature product line. Government shipments also increased from 2003, reflecting the growth in military spending in the U.S. and abroad. Operating margins were 11.4% in 2004 compared with 12.5% in 2003. Operating profit, in 2004, included $.9 million of closure costs related to the Salem, Ohio manufacturing facility which began in the fourth quarter of 2004 and is expected to be completed in 2005.

Net sales at Crane Supply increased $22 million, or 20%, compared with 2003. Operating profit increased $3 million, or 36%, in 2004 compared with 2003. This improved performance was a result of increased sales of core products of pipe, valves and fittings as well as services differentiation through the business solutions group. In 2004, Crane Supply focused on transitioning to one operating company with 33 operating locations across Canada. Local management has implemented changes to infrastructure to become more consistent from location to location and front-end focused to improve customer metrics, specifically lead times, on-time delivery and quality. This transition is expected to continue into 2005.

Outlook

Management expects gradual improvement in certain Fluid Handling end markets throughout 2005, particularly in the chemical processing industry. It expects to leverage more effectively increased volumes for improved profit margin, realizing benefits from its multi-year efforts to rationalize manufacturing facilities, headcount and overall operating costs. The Company will continue to implement price increases during early 2005 to mitigate the adverse effect of higher raw material costs. Raw material costs are expected to stabilize and remain at year-end 2004 levels.

Controls

(dollars in millions)	2004	2003
Net sales	$72	$64
Operating profit	5	4
Assets	50	50
Operating margin	7.7%	7.2%

Overview

The Controls segment is comprised of the Barksdale, Azonix and Dynalco businesses. Barksdale is a producer of ride-leveling, air-suspension control valves for heavy trucks and trailers, as well as pressure, temperature and level sensors used in a range of industrial machinery and equipment. Azonix/Dynalco is an established manufacturer of electronic human-machine interface panels for harsh and hazardous environments typically found on oil rigs and platforms, as well as large engine compressor monitoring and diagnostic systems.

In 2004, Controls entered new growth markets, such as on-road transportation and diesel engine monitoring and diagnostics. Its approach to growing the business has resulted in broadening service capabilities to leverage its installed product base and strengthening its sales channels.

2004 Operating Results

Controls net sales of $72 million increased $8 million in 2004 compared with 2003, as all businesses experienced improvements in market conditions, particularly the truck manufacturing, oil and gas exploration, gas gathering and transmission and hydrocarbon processing markets. Most of the segment’s businesses have benefited from the resurgence of industrial capital spending and a strong transportation market. Segment operating profit of $5 million increased $1 million in 2004 above 2003, primarily as a result of these improved sales levels, particularly at Barksdale.

Barksdale’s 2004 net sales increased 16% from the prior year. This increase is attributable to market growth, favorable foreign exchange and new products. Barkdale’s foreign operation has benefited from the recovery of the European economy in the second half of 2004. Barksdale’s operating profit increased 88% from the prior year primarily as a result of leveraging the incremental sales volume.

Azonix/Dynalco’s net sales increased 10% in 2004 from the prior year. This increase is attributable to market growth and new products. Operating profit was flat as compared with the prior year.

For the segment, inventory turns have increased to 4.2 times at December 31, 2004 compared with 3.6 times at December 31, 2003, while working capital as a percent of sales was 20% at December 31, 2004 compared with 22% at December 31, 2003.

Outlook

Management expects end markets to be stable in 2005.

Corporate

(dollars in millions)	2004	2003
Corporate expense	$(28)	$(25)
Corporate expense – Asbestos charge	(307)	—
Corporate expense – Environmental charge	(40)	(1)

Total Corporate	(375)	(26)
Interest income	1	1
Interest expense	(23)	(20)
Miscellaneous – net	15	1
Effective tax rate on income	37.3%	31.0%

Corporate expense increased $349 million in 2004 due to asbestos and environmental charges ($346 million) and employee-related costs ($3 million).

Corporate expense – asbestos charges On October 21, 2004 the Company reached an agreement in principle with representatives of a majority of current claimants and an independent representative of future claimants to resolve all current and future asbestos-related personal injury claims against the Company, to be structured and implemented pursuant to Section 524(g) of the U.S. Bankruptcy Code. On that date, MCC Holdings, Inc., an indirect wholly owned subsidiary of the Company formerly known as Mark Controls Corporation (“MCC”), entered into a Master Settlement Agreement (“MSA”) with representatives of a majority of current claimants and a Settlement Trust Agreement, which provided for a $280 million trust (the “MCC Settlement Trust”) to be funded and administered to pay asbestos-related personal injury claims settled under the MSA. In connection with the terms of the MSA, which would have brought finality to this overall obligation, a third quarter 2004 asbestos charge of $322 million (pre-tax and after insurance) was recorded.

On December 2, 2004, the United States Court of Appeals for the Third Circuit reversed the District Court order approving Combustion Engineering’s asbestos-related bankruptcy plan of reorganization and addressed the scope of Section 524(g) and the appropriate structure of transactions providing relief for asbestos defendant companies under Section 524(g). The Court’s opinion, in the Company’s view, constituted a material change in the case law regarding Section 524(g) transactions, and accordingly, on January 24, 2005, the Company exercised its right to terminate the MSA.

The termination of the MSA placed the Company and asbestos claimants back into the tort system for the resolution of claims. In the fourth quarter, Crane Co. management, with the assistance of outside experts, made its best estimate of settlement and defense costs through 2011 (including certain related fees and expenses). In making this estimate, the Company adjusted the assumed rate of insurance recoveries from 30% in the context of the proposed comprehensive asbestos settlement back to 40% of the estimated liability payable over time in the tort system. The estimated asbestos liability was reviewed in light of these changes and resulted in a $14 million reduction in the 2004 estimated cost after anticipated insurance recoveries but before tax. The principal factor affecting the lower asbestos liability estimate under the tort system versus the MSA is a higher insurance recovery rate, partly offset by the inclusion of defense costs under the tort system.

Corporate expense – Environmental charge The environmental charge includes anticipated environmental cleanup costs which are based on an agreement with the U.S. Environmental Protection Agency on the scope of work for further investigation and remediation of the Company’s Goodyear, Arizona Superfund site.

Interest expense increased $3 million to $23 million in 2004 compared with 2003 due to higher borrowing levels in support of acquisitions, share repurchases and asbestos-related costs as well as increased short-term interest rates.

Miscellaneous – net income was $15 million in 2004 compared with $1 million on 2003. 2004 included income of $9 million from the sale of the Victaulic trademark and business assets; $4 million of equity income from the Ferguson business, and other asset sales generating income of $2 million. 2003 reflects income of $3 million from the Ferguson joint venture partly offset by asset disposal costs and other miscellaneous costs.

The effective tax rate was 37.3% in 2004 compared with 31.0% in 2003 as a result of the federal tax benefits related to the asbestos and environmental charges recorded in 2004.

Liquidity and Capital Resources

Cash Flow In 2004, the Company generated cash flow from operations of $149 million before asbestos-related payments of $38 million. The Company invested $22 million in capital expenditures, paid $24 million in dividends, repurchased shares for $43 million and invested $50 million in two acquisitions. Additionally, cash of $15 million was generated from the fourth quarter 2004 sale of Victaulic.

Cash payments related to asbestos settlement and defense costs, and certain related fees and expenses are estimated to be in the range of $50 million to $70 million during 2005, which will be offset to some degree by reimbursements from insurers and tax benefits.

The Company’s operating philosophy is to use cash flow from operations to return value to shareholders through the payment of dividends and/or share repurchases, reinvesting in existing businesses and making acquisitions that will complement its portfolio of businesses.

Long-Term Debt and Loans Payable Net debt decreased by $7 million to $246 million at December 31, 2004 as compared to December 31, 2003. The net debt to capital percentage was 27.1% at December 31, 2004, up from 24.4% at December 31, 2003.

As of December 31, 2004, the Company, or its subsidiaries, also had various local currency credit lines, with maximum available borrowings of $33 million, underwritten by banks primarily in Canada, Germany, Norway and the United Kingdom. These credit lines are typically available for borrowings up to 364 days and are renewable at the option of the lender. There was $0.4 million outstanding under these facilities at December 31, 2004.

At December 31, 2004, the Company had open standby letters of credit of $23 million issued pursuant to a Letter of Credit Reimbursement Agreement and certain other credit lines, substantially all of which expire in 2005.

The Company entered into a four-year $300 million revolving credit facility in July 2003, and terminated it on January 21, 2005 upon execution of a new $450 million credit facility described below. The contractually committed facility was unused at December 31, 2004, and at the termination date. The agreement contained certain covenants including interest coverage and leverage ratio tests. At December 31, 2004, the status of compliance with these financial covenants was as follows:

	December 31 , 2004
	Requirement		Actual
Interest coverage ratio (1)(2)	≥	3.0 to 1.0	(5.51) to 1.0
Leverage ratio (3)		≤ 65%	30.9%

(1)	Ratio of income before taxes adjusted for interest expense, depreciation and amortization and asbestos-related cash payments to interest expense

(2)	The lenders, prior to December 31, 2004, waived the failure to meet this financial covenant as an event of default.

(3)	Ratio of total debt to total capitalization

On January 21, 2005, the Company entered into a $450 million credit facility consisting of a $300 million revolving credit component and a $150 million term loan component. This contractually committed facility expires on January 21, 2010. The revolving credit allows the Company to borrow, repay or, to the extent permitted by the agreement, prepay and re-borrow at any time prior to the stated maturity date, and the loan proceeds may be used for general corporate purposes including financing for acquisitions. The term loan component may only be drawn, under certain conditions, for the funding of a comprehensive asbestos settlement. The term loan commitment period expires on December 31, 2005 or may be extended with consent of lenders to June 30, 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS

Any amounts drawn under the term loan will be repaid on a quarterly basis until the stated expiration date of the facility. The contractually committed facility was unused at February 18, 2005. The agreement contains certain covenants including interest coverage and leverage ratio tests. The following table illustrates the compliance with these financial covenants as if the credit facility was in place at December 31, 2004:

	December 31, 2004
	Requirement		Actual
Interest coverage ratio (1) (2)	≥	3.0 to 1.0	11.8 to 1.0
Leverage ratio (3)		≤ 65%	30.9%

(1)	Ratio of income before taxes adjusted for interest expense, depreciation and amortization and asbestos-related cash payments to interest expense.

(2)	The interest coverage ratio excludes the asbestos- and environmental-related charges recorded as of September 30, 2004.

(3)	Ratio of total debt to total capitalization

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

Credit Ratings As of December 31, 2004, the Company’s senior unsecured debt was rated BBB by Standard & Poor’s (“S&P”) and Baa2 by Moody’s Investors Service (“Moody’s”). Under prevailing market conditions, the Company believes that these ratings afford it adequate access to the public and private markets for debt.

Contractual Obligations Under various agreements, the Company is obligated to make future cash payments in fixed amounts. These include payments under the Company’s long-term debt agreements and rent payments required under operating lease agreements. The following table summarizes the Company’s fixed cash obligations as of December 31, 2004:

	Payments due by period
(in thousands)	Total	Less than one year	1-3 years	3-5 years	More than 5 years
Long-term debt*	$300,111	$11	$100,000	—	$200,100
Operating lease payments	49,842	14,409	23,476	11,957	—
Purchase obligations	19,711	18,762	949	—	—
Pension and post-retirement benefits	296,900	26,700	55,300	58,400	156,500

TOTAL	$666,564	$59,882	$179,725	$70,357	$356,600

*	Excludes deferred financing costs and original issue discount

Capital Structure

The following table sets forth the Company’s capitalization:

(dollars in thousands) December 31	2004	2003
Current maturities of long-term debt and loans payable	$371	$100,275
Long-term debt	296,592	295,861

Total debt	296,963	396,136
Less cash	50,727	142,518

Net Debt	246 236	253 618
Common shareholders’ equity	663,694	786,251

Total capitalization	909,930	1,039,869
Net debt to shareholders’ equity	37.1%	32.3%
Net debt to total capitalization	27.1%	24.4%

Common shareholders’ equity decreased $123 million primarily as a result of the asbestos and environmental charges of $229 million, cash dividends and open-market share repurchases totaling $66 million partly offset by earnings from segment operating profit, favorable currency impacts and equity contributions related to stock award programs.

Off-Balance Sheet Arrangements

The Company is a party to a contractually committed off-balance sheet chattel paper financing facility that enables its Crane Merchandising Systems (“CMS”) business to offer various sales support financing programs to its customers. At December 31, 2004, $32 million was outstanding. Recourse to the Company for all uncollectible loans made to CMS’s customers by the banks under this agreement is limited to 20% of the outstanding balance per year.

The Company does not have any majority-owned subsidiaries that are not included in the consolidated financial statements, nor does it have any interests in or relationships with any special purpose off-balance sheet financing entities.

The Company’s $27 million investment in the IMC joint venture (the Ferguson business) is accounted for under the equity method of accounting. The Company has not guaranteed any of IMC’s debt or made commitments for any additional investment.

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

Inventories The Company values inventory at the lower of cost or market. Domestic locations are principally on the last-in, first-out (“LIFO”) method of inventory valuation. The Company regularly reviews inventory values on hand and records a provision for excess and obsolete inventory primarily based on historical performance and the Company’s forecast of product demand over the next two years. As actual future demand or market conditions vary from those projected by management, adjustments will be required.

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

Goodwill and Other Intangible Assets As of December 31, 2004, the Company had $591 million of goodwill and indefinite lived intangible assets. Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142 (“SFAS 142”) “Goodwill and Other Intangible Assets.” Under SFAS 142, goodwill and intangibles with indefinite useful lives are no longer amortized. SFAS 142 also requires, at a minimum, an annual assessment of the carrying value of goodwill and intangibles with indefinite useful lives. If the carrying value of goodwill or an intangible asset exceeds its fair value, an impairment loss shall be recognized. A discounted cash flow model was used to determine the fair value for purposes of testing goodwill and indefinite lived intangible assets for impairment. An impairment charge of $28 million was recorded in 2002 upon adoption of SFAS 142, and additional charges may be necessary in the future if circumstances change indicating an impairment of goodwill or indefinite lived intangible assets. Subsequent to adoption of SFAS 142 in 2002, no additional impairment charges were required.

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

As previously discussed, management, with the assistance of outside experts, has reviewed the estimated asbestos liability in light of the termination of the MSA. Because of the many uncertainties inherent in predicting the course of asbestos litigation, management believes that it is not possible to make a meaningful estimate of the Company’s asbestos liability beyond the year 2011. Based on its most recent experience, the Company has made its best estimate of the costs through 2011 of resolving asbestos claims in the tort system. The Company’s best estimate of settlement and defense costs for both pending and future claims through 2011 (including certain related fees and expenses) amounted to $650 million at December 31, 2004 as compared to $193 million at December 31, 2003, or $393 million and $116 million, respectively, after probable insurance recoveries. At both December 31, 2004 and 2003, approximately 60% of the asbestos liability represented the estimated cost of future claims against the Company. Total asbestos charges, which were included in Corporate expense for both 2004 and 2002, were as follows: $307 million in 2004, $115 million in 2002, and no charges in 2003. Total cash payments for settlement and defense costs were $20 million in 2004, $8 million in 2003 and $2 million in 2002, net of cost sharing arrangements with insurers.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS

The Company has retained the firm of Hamilton, Rabinovitz & Alschuler, Inc. (“HR&A”), a nationally recognized expert in the field, to assist management in estimating the Company’s asbestos liability in the tort system and in view of the termination of the Master Settlement Agreement. HR&A reviewed information provided by the Company concerning claims filed, settled and dismissed, amounts paid in settlements and relevant claim information such as the nature of the asbestos-related disease asserted by the claimant, the jurisdiction where filed and the time lag from filing to disposition of the claim. The methodology used by HR&A to project future asbestos costs was based largely on the Company’s experience during the past two years for claims filed, settled and dismissed. The Company’s experience was compared to the results of previously conducted epidemiological studies estimating the number of people likely to develop asbestos-related diseases. Those studies were undertaken in connection with national analyses of the population of workers believed to have been exposed to asbestos. Using that information, HR&A estimated the number of future claims that would be filed, as well as the related settlement or indemnity costs that would be incurred to resolve those claims. This methodology has been accepted by numerous courts and is the same methodology that is utilized by the expert who is routinely retained by the asbestos claimants committee in asbestos-related bankruptcies. After discussions with the Company, HR&A assumed that costs of defending asbestos claims in the tort system would increase to $35 million in 2005 and remain at that level (with increases of 4% per year for inflation) indexed to the number of estimated pending claims in future years. Based on this information, HR&A compiled an estimate of the Company’s asbestos liability for pending and future claims, based on claim experience over the past two years and covering claims expected to be filed through the year 2011. Although the methodology used by HR&A will also show claims and costs for periods subsequent to 2011 (up to and including the endpoint of the asbestos studies referred to above), management believes that the level of uncertainty is too great to provide for reasonable estimation of the number of future claims, the nature of such claims or the cost to resolve them for years beyond 2011, particularly given the possibility of federal legislation within that time frame. While it is reasonably possible that the Company will incur additional charges for asbestos liabilities and defense costs in excess of the amounts currently provided, the Company does not believe that any such amount can be reasonably estimated beyond 2011. Accordingly, no accrual has been recorded for any costs which may be incurred beyond 2011.

Estimation of the Company’s ultimate exposure for asbestos-related claims is subject to significant uncertainties, as there are multiple variables that can affect the timing, severity and quantity of claims. The Company cautions that its estimated liability is based on assumptions with respect to future claims, settlement and defense costs based on recent experience during the last few years that may not prove reliable as predictors. A significant upward or downward trend in the number of claims filed, depending on the nature of the alleged injury, the jurisdiction where filed and the quality of the product identification, or a significant upward or downward trend in the costs of defending claims, could change the estimated liability, as would any substantial adverse verdict at trial. A legislative solution or a revised structured settlement transaction could also change the estimated liability.

Since many uncertainties exist surrounding asbestos litigation, the Company will continue to evaluate its estimated asbestos-related liability and corresponding estimated insurance reimbursement as well as the underlying assumptions and process used to derive these amounts. These uncertainties may result in the Company incurring future charges or increases to income to adjust the carrying value of recorded liabilities and assets, particularly if escalation in the number of claims and settlement and defense costs continues or if legislation or another alternative solution is implemented; however, the Company is currently unable to estimate such future changes. Although the resolution of these claims may take many years, the effect on results of operations, cash flow and financial position in any given period from a revision to these estimates could be material.

See the full disclosure related to the Company’s asbestos liability in the notes to the consolidated financial statements on page 54.

For environmental matters, the Company records a liability for estimated remediation costs when it is probable that the Company will be responsible for such costs and they can be reasonably estimated. Generally, third party specialists assist in the estimation of remediation costs. The environmental remediation liability at December 31, 2004 is primarily for the former manufacturing site in Goodyear, Arizona (the “Site”) discussed below.

The Site was operated by UniDynamics/Phoenix, Inc. (“UPI”), which became an indirect subsidiary of the Company in 1985 when the Company acquired UPI’s parent company UniDynamics Corporation. UPI manufactured explosive and pyrotechnic compounds, including components for critical military programs, for the U.S. government at the Site from 1962 to 1993, under contracts with the Department of Defense and other government agencies and certain of their prime contractors. No manufacturing operations have been conducted at the Site since 1994. The Site was placed on the

National Priorities List in 1983, and is now part of the Phoenix-Goodyear Airport North Superfund site. In 1990 the Environmental Protection Agency (“EPA”) issued administrative orders requiring UPI to design and carry out certain remedial actions, which UPI has done. Groundwater extraction and treatment systems have been in operation at the Site since 1994. A soil vapor extraction system was in operation from 1994 to 1998, was restarted in 2004 and is currently in operation. Since 1994, the on-site groundwater treatment facility and soil vapor extraction system have removed approximately 36,000 pounds of trichloroethylene (“TCE”) from the soil and groundwater at the Site.

In September 2004, after extensive negotiations regarding the scope of work to be undertaken at the Site after discovery of additional TCE contamination and the detection of perchlorate during routine testing, the Company reached an agreement in principle with the EPA on a work plan for further investigation and remediation activities at the Site. This agreement is expected to be incorporated into a consent decree between the Company and the EPA in the near future. The Company recorded a before-tax charge of $40 million in the third quarter 2004 for the estimated costs through 2014 of further environmental investigation and remediation at the Site, based on this agreement in principle with the EPA. Total environmental costs amounted to $0.6 million in 2003 and $8 million in 2002. The Company does not believe that the ultimate liability for costs to be incurred in connection with the Site will have a material effect on the Company’s financial condition or cash flows; however, there can be no assurance that such costs will not have a material adverse effect on the Company’s results of operations in any given period.

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

Pension Plans In the U.S., the Company, along with a number of its subsidiaries, sponsors a defined benefit pension plan that covers approximately 62% of all employees. The benefits are based on years of service and compensation on a final average pay basis, except for certain hourly employees where benefits are fixed per year of service. These plans are funded with a trustee in respect of past and current service. Charges to expense are based upon costs computed by independent actuaries. The Company’s funding policy is to contribute annually amounts that are allowable for federal or other income tax purposes. These contributions are intended to provide for future benefits earned to date and those expected to be earned in the future. A number of the Company’s non-U.S. subsidiaries sponsor defined benefit pension plans that cover approximately 35% of all non-U.S. employees. The benefits are typically based upon years of service and compensation. These plans are funded with a trustee (or trustees) in respect of past and current service. Charges to expense are based upon costs computed by independent actuaries. The Company’s funding policy is to contribute annually amounts that are allowable for tax purposes or mandated by local statutory requirements. These contributions are intended to provide for future benefits earned to date and those expected to be earned in the future.

The net periodic pension cost was $7 million, in both 2004 and 2003, and $0.4 million in 2002. Employer cash contributions were $3 million in 2004 and 2003 and $0.2 million in 2002. The Company expects, based on current actuarial calculations, to contribute cash of approximately $9 million to its pension plan in 2005. Cash contributions in subsequent years will depend on a number of factors including the investment performance of plan assets.

The following key assumptions were used to calculate the benefit obligation and net periodic cost for the periods indicated:

	Pension Benefits
December 31,	2004	2003	2002
Benefit Obligations
U.S. Plans:
Discount rate	6.25%	6.40%	6.75%
Rate of compensation increase	3.27%	3.40%	3.75%
Non-U.S. Plans:
Discount rate	5.48%	5.56%	5.66%
Rate of compensation increase	3.60%	3.53%	4.21%
Net Periodic Cost
U.S. Plans:
Discount rate	6.40%	6.75%	7.25%
Expected rate of return on plan assets	8.75%	8.75%	8.75%
Rate of compensation increase	3.40%	3.75%	4.25%
Non-U.S. Plans:
Discount rate	5.56%	5.66%	5.79%
Expected rate of return on plan assets	6.79%	6.80%	7.22%
Rate of compensation increase	3.53%	4.21%	4.20%

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

Postretirement Benefits Other than Pensions The Company and certain of its subsidiaries provide postretirement health care and life insurance benefits to current and former employees, hired before January 1, 1990, who meet minimum age and years of service requirements. The Company does not pre-fund these benefits and retains the right to modify or terminate the plan. The Company expects, based on current actuarial calculations, to contribute cash of $2.1 million to its postretirement benefit plans in 2005.

Quantitative and Qualitative Disclosures about Market Risks

The Company’s cash flows and earnings are subject to fluctuations from changes in interest rates and foreign currency exchange rates. The Company manages its exposures to these market risks through internally established policies and procedures and, when deemed appropriate, through the use of interest-rate swap agreements and forward exchange contracts. Total debt outstanding of $297 million at December 31, 2004, was generally at fixed rates of interest ranging from 5.50% to 6.75%. The Company does not enter into derivatives or other financial instruments for trading or speculative purposes.

Forward Looking Statements

Throughout this Annual Report to Shareholders, particularly in the President’s Letter to Shareholders on pages 15-19 and in the sections of Management’s Discussion and Analysis of Operations on pages 22-41, the Company makes numerous statements about expectations of future performance and market trends and statements about plans and objectives and other matters, which because they are not historical fact may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Similar forward-looking statements are made in reports to the Securities and Exchange Commission, press releases, reports and documents and in written and oral presentations to investors, shareholders, analysts and others, regarding future results or expected developments. Readers are cautioned to consider, among others, the risk factors that will be described in the Company’s Form 10-K for the period ended December 31, 2004 filed with the Securities and Exchange Commission in March 2005, when evaluating such forward-looking statements about future results or developments.

Management’s Discussion and Analysis of Operations continues on page 64.

CONSOLIDATED STATEMENTS OF OPERATIONS

	(in thousands, except per share data)
For years ended December 31,	2004	2003	2002
Net sales	$1,890,335	$1,635,991	$1,516,347
Operating costs and expenses:
Cost of sales – operations	1,298,874	1,105,566	1,031,593
Asbestos charge	307,794	—	115,285
Environmental charge	40,000	600	7,673
Selling, general and administrative	405,157	360,813	322,125

	2,051,825	1,466,979	1,476,676

Operating (loss) profit	(161,490)	169,012	39,671
Other income (expense):
Interest income	1,366	1,186	2,285
Interest expense	(23,161)	(20,010)	(16,900)
Miscellaneous – net	15,115	976	(603)

	(6,680)	(17,848)	(15,218)

(Loss) income before income taxes and cumulative effect of a change in accounting principle	(168,170)	151,164	24,453
(Benefit) provision for income taxes	(62,749)	46,861	7,825

(Loss) income before cumulative effect of a change in accounting principle	(105,421)	104,303	16,628
Cumulative effect of a change in accounting principle	—	—	(28,076)

Net (loss) income	$(105,421)	$104,303	$(11,448)

Basic net (loss) income per share:
(Loss) income before cumulative effect of a change in accounting principle	$(1.78)	$1.76	$0.28
Cumulative effect of a change in accounting principle	—	—	(0.47)

Net (loss) income	$(1.78)	$1.76	$(0.19)

Average basic shares outstanding	59,251	59,394	59,728

Diluted net (loss) income per share:
(Loss) income before cumulative effect of a change in accounting principle	$(1.78)	$1.75	$0.28
Cumulative effect of a change in accounting principle	—	—	(0.47)

Net (loss) income	$(1.78)	$1.75	$(0.19)

Average diluted shares outstanding	59,251	59,716	59,728

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

	(in thousands except share data)
Balance at December 31,	2004	2003
Assets
Current assets:
Cash and cash equivalents	$50,727	$142,518
Accounts receivable	308,140	248,492
Inventories	284,291	235,431
Deferred tax asset	46,983	23,313
Other current assets	12,665	12,022

Total current assets	702,806	661,776
Net property, plant and equipment	287,596	302,638
Other assets	482,575	254,398
Intangible assets	64,450	56,725
Goodwill	579,081	536,239

	$2,116,508	$1,811,776

Liabilities and shareholders’ equity
Current liabilities:
Current maturities of long-term debt and loans payable	$371	$100,275
Accounts payable	161,477	116,885
Accrued liabilities	225,530	171,438
U.S. and foreign taxes on income	22,636	29,976

Total current liabilities	410,014	418,574
Long-term debt	296,592	295,861
Accrued pension and postretirement benefits	40,518	39,742
Deferred tax liability	71,367	57,738
Other liabilities	634,323	213,610
Preferred shares, par value $.01; 5,000,000 shares authorized	—	—
Common shareholders’ equity:
Common shares, par value $1.00; 200,000,000 shares authorized; 72,426,139 shares issued; 59,203,270 shares outstanding (59,676,111 in 2003) after deducting 13,222,869 treasury shares (12,750,028 in 2003)	72,426	72,426
Capital surplus	111,434	108,095
Retained earnings	706,505	838,678
Accumulated other comprehensive income	80,246	51,034
Treasury stock	(306,917)	(283,982)

Total common shareholders’ equity	663,694	786,251

	$2,116,508	$1,811,776

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	(in thousands)
For years ended December 31,	2004	2003	2002
Operating activities:
Net (loss) income	$(105,421)	$104,303	$(11,448)
Asbestos charges	203,272	—	115,285
Environmental charges	26,000	390	4,988
Cumulative effect of a change in accounting principle	—	—	28,076
Gain on divestiture	(9,468)	—	—
Income from joint venture	(4,041)	(3,097)	(2,917)
Depreciation and amortization	55,716	54,025	49,790
Deferred income taxes	18,506	2,778	(29,781)
Cash (used for) provided from operating working capital	(27,403)	20,859	55,964
Asbestos-related payments	(38,056)	(7,938)	(1,885)
Other	(8,141)	(8,592)	(10,631)

TOTAL PROVIDED FROM OPERATING ACTIVITIES	110,964	162,728	197,441

Investing activities:
Capital expenditures	(22,507)	(28,128)	(25,496)
Proceeds from disposition of capital assets	3,738	5,867	5,628
Payments for acquisitions, net of cash and liabilities assumed of $11,060 in 2004, $64,168 in 2003 and $9,010 in 2002	(49,957)	(168,818)	(82,225)
Proceeds from divestitures	15,320	1,600	2,705

TOTAL USED FOR INVESTING ACTIVITIES	(53,406)	(189,479)	(99,388)

Financing activities:
Equity:
Dividends paid	(23,686)	(23,768)	(23,897)
Reacquisition of shares — open market	(42,748)	(6,641)	(6,475)
Reacquisition of shares — stock incentive program	(1,820)	(10,803)	(3,206)
Stock options exercised	16,329	17,056	4,294

	(51,925)	(24,156)	(29,284)

Debt:
Issuance of long-term debt	—	216,113	32,860
Repayments of long-term debt	(100,231)	(18,214)	(92,306)
Net increase (decrease) in short-term debt	363	(48,181)	909

	(99,868)	149,718	(58,537)

TOTAL (USED FOR) PROVIDED FROM FINANCING ACTIVITIES	(151,793)	125,562	(87,821)

Effect of exchange rate on cash and cash equivalents	2,444	7,118	5,194

(Decrease) increase in cash and cash equivalents	(91,791)	105,929	15,426
Cash and cash equivalents at beginning of year	142,518	36,589	21,163

Cash and cash equivalents at end of year	$50,727	$142,518	$36,589

Detail of cash (used for) provided from operating working capital (Net of effects of acquisitions):
Accounts receivable	$(26,466)	$2,397	$21,082
Inventories	(29,221)	20,989	43,753
Other current assets	198	(368)	(2,672)
Accounts payable	39,145	7,235	(3,023)
Accrued liabilities	(30,221)	(12,877)	(5,010)
U.S. and foreign taxes on income	19,162	3,483	1,834

TOTAL	$(27,403)	$20,859	$55,964

Supplemental disclosure of cash flow information:
Interest paid	$25,741	$16,425	$17,084
Income taxes paid	$32,677	$40,825	$38,916

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN COMMON SHAREHOLDERS’ EQUITY

(in thousands, except share data)	Common Shares Issued at Par Value	Capital Surplus	Retained Earnings	Comprehensive (Loss) Income	Accumulated Other Comprehensive (Loss) Income	Treasury Stock	Total Common Shareholders’ Equity
BALANCE JANUARY 1, 2002	$72,426	$103,754	$789,244		$(34,461)	$(279,668)	$651,295

Net loss			(11,448)	(11,448)			(11,448)
Cash dividends			(23,897)				(23,897)
Reacquisition of 486,905 shares						(10,289)	(10,289)
Exercise of stock options, 251,691 shares						4,294	4,294
Tax benefit — stock options and restricted stock		2,667					2,667
Restricted stock forfeited, 7,108 shares, net			2,902			(135)	2,767
Currency translation adjustment				33,673	33,673		33,673

Comprehensive income				22,225

BALANCE DECEMBER 31, 2002	$72,426	$106,421	$756,801		$(788)	$(285,798)	$649,062

Net income			104,303	104,303			104,303
Cash dividends			(23,768)				(23,768)
Reacquisition of 756,986 shares						(16,836)	(16,836)
Exercise of stock options, 861,466 shares						17,056	17,056
Tax benefit — stock options and restricted stock		1,674					1,674
Restricted stock awarded, 124,079 shares, net			1,342			1,596	2,938
Currency translation adjustment				51,822	51,822		51,822

Comprehensive income				156,125

BALANCE DECEMBER 31, 2003	$72,426	$108,095	$838,678		$51,034	$(283,982)	$786,251

Net loss			(105,421)	(105,421)			(105,421)
Cash dividends			(23,686)				(23,686)
Reacquisition of 1,443,404 shares						(44,568)	(44,568)
Exercise of stock options, 814,724 shares						16,329	16,329
Tax benefit — stock options and restricted stock		3,339					3,339
Restricted stock awarded, 155,839 shares, net			(3,066)			5,304	2,238
Minimum pension liability				(2,072)	(2,072)		(2,072)
Currency translation adjustment				31,284	31,284		31,284

Comprehensive loss				(76,209)

BALANCE DECEMBER 31, 2004	$72,426	$111,434	$706,505		$80,246	$(306,917)	$663,694

See Notes to Consolidated Financial Statements.

Accounting Policies

Nature of Operations Crane Co. (the “Company”) is a diversified manufacturer of engineered industrial products. The Company’s business consists of five reporting segments.

The Aerospace & Electronics segment consists of two product groups: Aerospace and Electronics. Aerospace products include ELDEC’s pressure, fuel flow and position sensors and subsystems; ELDEC’s aircraft electrical power components and subsystems; Hydro-Aire’s brake control systems; coolant, lube and fuel pumps from Lear Romec and Hydro-Aire; and seat actuation from P.L. Porter. Electronic products include high-reliability power supplies and custom microelectronics from Interpoint for aerospace, defense, medical and other applications; power management products, electronic radio frequency and microwave frequency components and subsystems from Signal Technology Corporation for the defense, space and military communications markets; and customized contract manufacturing services and products from General Technology Corporation for military and defense applications.

The Engineered Materials segment consists of Kemlite and Polyflon. Kemlite, representing almost the entire segment, manufactures fiberglass reinforced plastic panels for the truck trailer and recreational vehicle markets, industrial markets and the commercial construction industry. Polyflon is a manufacturer of specialty components, primarily substitute materials for antennas.

The Merchandising Systems segment consists of Crane Merchandising Systems, which makes food, snack and beverage vending machines, as well as vending machine software and National Rejectors, Inc., which makes coin changers and validators in Europe.

The Fluid Handling segment manufactures and sells various types of industrial and commercial valves and actuators; provides valve testing, service and parts; manufactures and sells pumps and water purification solutions, distributes pipe, valves and fittings; and designs, manufactures and sells corrosion-resistant plastic-lined pipes and fittings.

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

The relative size of these segments in relation to the total Company (both net sales and total assets) can be seen on page 60 – “Segment Information”.

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

Revenue Recognition Sales revenue is recorded when a product is shipped, title (risk of loss) passes to the customer and collection of the resulting receivable is reasonably assured. Revenue on long-term, fixed-price contracts is recorded on a percentage of completion basis using units of delivery as the measurement basis for progress toward completion. Sales under cost-reimbursement-type contracts are recorded as costs are incurred.

Income Taxes The provision for income taxes is based on reported earnings before income taxes. The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”, which provides that deferred income taxes are determined by the asset and liability method. Deferred income taxes are provided for temporary differences between financial and tax reporting. Significant factors considered by the Company in estimating the probability of the realization of deferred taxes include expectations of future earnings and taxable income, as well as application of tax laws in the jurisdictions in which the Company operates. Avaluation allowance is provided when the Company determines that it is more likely than not that a portion of a deferred tax asset will not be realized.

Net (Loss) Income Per Share The Company’s basic earnings per share calculations are based on the weighted average number of common shares outstanding during the year. Diluted earnings per share gives effect to all dilutive potential common shares outstanding during the year. For the years ended 2004 and 2002, 735,000 shares and 318,000 shares, respectively, attributable to the exercise of outstanding options were excluded from the calculation of diluted earnings per share because the effect was anti-dilutive.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except per share data) December 31,	2004	2003	2002
(Loss) income before cumulative effect of a change in accounting principle	$(105,421)	$104,303	$16,628
Cumulative effect of a change in accounting principle	—	—	(28,076)

Net (loss) income	$(105,421)	$104,303	$(11,448)

Average basic shares outstanding	59,251	59,394	59,728
Effect of dilutive stock options	—	322	—

Average diluted shares outstanding	59,251	59,716	59,728

Basic net (loss) income per share:
(Loss) income before cumulative effect of a change in accounting principle	$(1.78)	$1.76	$0.28
Cumulative effect of a change in accounting principle	—	—	(0.47)

Net (loss) income	$(1.78)	$1.76	$(0.19)

Diluted net (loss) income per share:
(Loss) income before cumulative effect of a change in accounting principle	$(1.78)	$1.75	$0.28
Cumulative effect of a change in accounting principle	—	—	(0.47)

Net (loss) income	$(1.78)	$1.75	$(0.19)

Cash and Cash Equivalents Cash and cash equivalents include highly liquid investments with original maturities of three months or less that are readily convertible to cash and are not subject to significant risk from fluctuations in interest rates. As a result, the carrying amount of cash and cash equivalents approximates fair value.

Accounts Receivable Receivables are carried at net realizable value.

A summary of the allowance for doubtful accounts follows:

(in thousands) December 31	2004	2003	2002
Balance at beginning of year	$7,209	$6,702	$8,172
Provisions	10,643	9,328	7,550
Deductions	(10,116)	(8,821)	(9,020)

Balance at end of year	$7,736	$7,209	$6,702

Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers and relatively small account balances within the majority of the Company’s customer base, and their dispersion across different businesses. The Company periodically evaluates the financial strength of its customers and believes that its credit risk exposure is limited.

Inventories Inventories consist of the following:

(in thousands) December 31,	2004	2003
Finished goods	$90,367	$80,017
Finished parts and subassemblies	62,678	48,725
Work in process	45,022	33,057
Raw materials	86,224	73,632

Total inventories	$284,291	$235,431

Inventories are stated at the lower of cost or market. Domestic locations are principally on the last-in, first-out (LIFO) method of inventory valuation. The reduction of inventory quantities has resulted in a liquidation of LIFO inventories acquired at lower costs prevailing in prior years. Liquidations have reduced cost of sales by $1.0 million in 2004, $3.1 million in 2003 and $2.8 million in 2002. Replacement cost would have been higher by $11.4 million and $11.5 million at December 31, 2004 and 2003, respectively.

Property, Plant and Equipment Property, plant and equipment consist of the following:

(in thousands) December 31,	2004	2003
Land	$60,628	$59,026
Buildings and improvements	166,974	166,929
Machinery and equipment	559,502	539,314

Gross property, plant and equipment	787,104	765,269
Less accumulated depreciation	499,508	462,631

Net property, plant and equipment	$287,596	$302,638

Property, plant and equipment is stated at cost. Depreciation is calculated by the straight-line method over the estimated useful lives of the respective assets, which range from ten to twenty-five years for buildings and improvements and three to ten years for machinery and equipment.

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

The effects of adopting the new standard on net income and diluted earnings per share for the years ended December 31, are as follows:

(in thousands, except per share data)	2004	2003	2002
Net (loss) income	$(105,421)	$104,303	$(11,448)

Cumulative effect of a change in accounting principle	—	—	(28,076)

(Loss) income before cumulative effect of a change in accounting principle	(105,421)	104,303	16,628

Basic net (loss) income per share:
Net (loss) income	$(1.78)	$1.76	$(0.19)

Cumulative effect of a change in accounting principle	—	—	(0.47)

(Loss) income before cumulative effect of a change in accounting principle	(1.78)	1.76	0.28

Diluted net (loss) income per share:
Net (loss) income	$(1.78)	$1.75	$(0.19)

Cumulative effect of a change in accounting principle	—	—	(0.47)

(Loss) income before cumulative effect of a change in accounting principle	(1.78)	1.75	0.28

The after-tax cumulative effect adjustment recognized upon adoption of SFAS 142 was $28,076. The reporting segments (units) in which the impairment loss was recognized are as follows:

(in thousands)
Merchandising Systems (Streamware)	$7,751
Fluid Handling (Crane Environmental)	4,070
Controls (Barksdale)	16,255

Total	$28,076

On an ongoing basis, under SFAS 142 if the carrying value of goodwill or an intangible asset exceeds its fair value, an impairment loss is recognized. A discounted cash flow model was used to determine the fair value of the Company’s reporting units for purposes of testing for impairment. Based on this model no additional impairment charges were necessary in 2004, 2003 or 2002.

Changes to goodwill are as follows:

(in thousands) December 31,	2004	2003
Balance at beginning of year, net of accumulated amortization	$536,239	$410,356
Additions during the year	36,914	118,025
Translation and other adjustments	5,928	7,858

Balance at end of year, net of accumulated amortization	$579,081	$536,239

Goodwill increased $37 million, all of which is tax deductible, during the year ended December 31, 2004 primarily due to the acquisition of P.L. Porter Co. (“Porter”) in January 2004. This amount is included in the Aerospace & Electronics segment.

Changes to intangible assets are as follows:

(in thousands) December 31,	2004	2003
Balance at beginning of year, net of accumulated amortization	$56,725	$46,093
Additions during the year	10,104	13,845
Translation and other adjustments	6,902	4,198
Amortization expense	(9,281)	(7,411)

Balance at end of year, net of accumulated amortization	$64,450	$56,725

A summary of the intangible assets are as follows:

	2004		2003
(in thousands) December 31,	Gross Asset	Accumulated Amortization	Gross Asset	Accumulated Amortization
Intellectual property rights	$83,710	$34,167	$74,366	$29,755
Drawings	10,825	5,930	10,225	4,240
Other	16,237	6,225	9,230	3,101

	$110,772	$46,322	$93,821	$37,096

Amortization expense for these intangible assets is expected to be approximately $8.1 million in 2005, $6.5 million in 2006, $5.8 million in 2007, $5.2 million in 2008, and $4.8 million in 2009.

Of the $64.5 million of intangible assets at December 31, 2004, $12.2 million of intangibles with indefinite useful lives, consisting of trade names, are not being amortized under SFAS 142.

Amortizable intangibles of $7.8 million were acquired in 2004. These assets have a weighted average life of eighteen years.

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

In December 2002, the Company adopted the disclosure provisions of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation – Transitions and Disclosure” (“SFAS 148”), which amended FASB Statement No. 123, “Accounting for Stock-Based Compensation.” The pro forma net income and earnings per share listed below reflect the impact of measuring compensation expense for options granted in 2004, 2003 and 2002 in accordance with the fair-value-based method prescribed by these standards. These amounts may not be representative of future years’ amounts, as options vest over a three-year period and, generally, additional awards are made each year.

(in thousands, except per share data) For years ended December 31,	2004	2003	2002
Net (loss) income as reported	$(105,421)	$104,303	$(11,448)
Less: Compensation expense determined under fair value based method for all awards, net of tax effects	(4,359)	(4,610)	(5,162)

Pro forma	$(109,780)	$99,693	$(16,610)
Net (loss) income per share
Basic as reported	$(1.78)	$1.76	$(0.19)
Pro forma	(1.85)	1.68	(0.28)

Diluted as reported	(1.78)	1.75	(0.19)
Pro forma	(1.85)	1.67	(0.28)

Financial Instruments The Company periodically enters into interest-rate swap agreements to moderate its exposure to interest rate changes and to lower the overall cost of borrowings. Interest-rate swaps are agreements to exchange fixed and variable rate payments based on the notional principal amounts. The changes in the fair value of a derivative and the hedged item are recognized in earnings if the derivative is designated as an effective fair-value hedge. The changes in the fair value of a derivative are recognized in other comprehensive income for effective cash flow hedges designated as such. The Company does not hold or issue derivative financial instruments for trading or speculative purposes. The Company periodically uses option contracts and forward foreign exchange contracts as economic hedges of anticipated transactions and firm purchase and sale commitments. These contracts are generally marked to market on a current basis and the respective gains and losses are recognized in other income (expense).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Recently Issued Accounting Standards In December 2004, the Financial Accounting Standards Board issued a revision to Statement of Financial Accounting Standards No. 123, Statement 123(R), Share-Based Payment (“SFAS 123R”). This Statement provides comprehensive guidance on how companies must recognize the compensation cost relating to share-based payment transactions in their financial statements. SFAS 123(R) is effective for public entities as of the beginning of the first interim or annual reporting period beginning after June 15, 2005. The Company will adopt the provisions of this Statement beginning July 1, 2005 and will, therefore, begin to expense equity compensation for all new awards and existing awards that are not fully vested.

In November 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 151, Inventory Costs, (“SFAS 151”). This Statement amends the guidance in Accounting Research Bulletin No. 43, Chapter 4, “Inventory Pricing”, to clarify the accounting for abnormal amounts of idle facility expense, freight handling costs and wasted material (spoilage). In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities. The provisions of SFAS 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not anticipate the adoption of this Statement to have a material effect on its financial statements.

Miscellaneous — Net

(in thousands) for years ended December 31,	2004	2003	2002
Gain (loss) on sale of assets	$13,715	$858	$(1,489)
Equity joint venture income	4,041	3,097	2,917
Other	(2,641)	(2,979)	(2,031)

	$15,115	$976	$(603)

Income Taxes

Income before taxes is as follows:

(in thousands) for years ended December 31,	2004	2003	2002
U.S. operations	$(211,243)	$128,235	$(10,443)
Non-U.S. operations	43,073	22,929	34,896

	$(168,170)	$151,164	$24,453

The (benefit) provision for income taxes consists of:

(in thousands) for years ended December 31,	2004	2003	2002
Current:
U.S. federal tax	$9,517	$29,768	$31,048
State and local tax	3,047	4,485	352
Non-U.S. tax	13,663	9,830	6,206

	26,227	44,083	37,606

Deferred:
U.S. federal tax	(99,684)	2,918	(35,011)
State and local tax	3,673	325	(31)
Non-U.S. tax	7,035	(465)	5,261

	(88,976)	2,778	(29,781)

(Benefit) provision for income taxes	$(62,749)	$46,861	$7,825

Reconciliation of the statutory U.S. federal rate to the effective tax rate is as follows:

(in thousands) for years ended December 31,	2004	2003	2002
Statutory U.S. federal tax at 35%	$(58,860)	$52,907	$8,559
Increase (reduction) from:
Non-U.S. taxes	2,195	97	(1,019)
State and local tax, net of federal benefit	(10,085)	3,127	(2,321)
Valuation allowance on state deferred tax assets	14,453	—	3,892
Federal benefit on export sales	(3,064)	(1,924)	(2,762)
Foreign dividend net of credits	1,999	(1,288)	2,874
General business tax credit	(9,656)	(2,969)	(2,894)
Other	269	(3,089)	1,496

(Benefit) provision for income taxes	$(62,749)	$46,861	$7,825

Effective tax rate	37.3%	31.0%	32.0%

The Company has not recorded deferred income taxes on the undistributed earnings of foreign subsidiaries because of management’s intent to reinvest such earnings indefinitely. At December 31, 2004, the undistributed earnings of the foreign subsidiaries amounted to approximately $110 million. Upon distribution of these earnings in the form of dividends or otherwise, the Company may be subject to U.S. income taxes and foreign withholding taxes. It is not practical, however, to estimate the amount of taxes that may be payable on the eventual remittance of these earnings.

Tax benefits of $3.3 million in 2004, $1.7 million in 2003 and $2.7 million in 2002 associated with the exercise of employee stock options and other employee stock programs were allocated to shareholders’ equity.

The components of deferred tax assets and liabilities included on the balance sheet are as follows:

(in thousands) December 31,	2004	2003
Deferred tax assets:
Asbestos-related liability	$157,016	$45,172
Tax loss and credit carryforwards	28,752	36,950
Environmental	16,221	3,981
Inventories	11,072	15,972
Postretirement benefits	9,514	9,761
Deferred compensation	8,903	2,991
Insurance	6,283	6,217
Warranty	6,274	5,802
Compensated absences	5,955	5,984
Other	1,369	10,526

Total	251,359	143,356
Less valuation allowance on state deferred tax assets, tax loss and credit carryforwards	45,478	26,986

Total deferred tax assets, net	205,881	116,370

Deferred tax liabilities:
Depreciation	(37,777)	(34,767)
Intangibles	(18,690)	(15,339)
Pension	(10,760)	(12,407)
Defined contribution plan	(1,116)	(2,232)

Total deferred liabilities	(68,343)	(64,745)

Net deferred asset	$137,538	$51,625

Balance sheet classification:
Deferred tax asset	46,983	23,313
Other assets	166,847	104,237
Accrued liabilities	(4,925)	(18,187)
Deferred tax liability	(71,367)	(57,738)

Net deferred tax asset	$137,538	$51,625

As of December 31, 2004, the Company had tax loss and credit carryforwards that will expire, if unused, as follows:

(in thousands) year of expiration NOL/Credit	U.S. Federal Credits	U.S. State Credits	U.S. State NOL	Non-U.S. National Credits	Non-U.S. National NOL	Total
2005-2008	$—	$70	$10,813	$—	$5,248
After 2008	1,965	375	146,541		25,728
Indefinite	—	2,003	—	50	23,935

TOTAL	$1,965	$2,448	$157,354	$50	$54,911

Deferred tax asset on tax carryforwards	$1,965	$1,591	$6,808	$50	$18,338	$28,752

Of the total $28.8 million deferred tax asset for tax carryforwards at December 31, 2004, $25.9 million has been offset by the valuation allowance because of the uncertainty of ultimately realizing these future tax benefits. In addition, the Company considers it unlikely that a portion of the tax benefit related to various non-U.S. and state deferred tax assets will be realized. Accordingly, a $19.6 million valuation allowance has been established against these non-U.S. and state deferred tax assets. As a result, the Company’s total valuation allowance at December 31, 2004 is approximately $45.5 million.

The Company is currently studying the impact of the one-time favorable foreign dividend provisions enacted on October 22, 2004, as part of the American Jobs Creation Act of 2004. The Company’s evaluation will be completed by September 15, 2005.

In 2004, the Company repatriated $24 million which would qualify under these provisions, if the Company so elects. The income tax effect of this election cannot be estimated at this time due to pending changes in the applicable tax law.

The Company’s tax return will be subject to examination by the Internal Revenue Service and other tax authorities. The Company regularly assesses the potential outcomes of both ongoing examinations and future examinations for the current or prior years in order to insure the Company’s provision for income taxes is adequate.

The Internal Revenue Service (“IRS”) has completed its examinations of the Company’s income tax returns for all years through 1999. In 2002, the IRS commenced its examination of the Company’s income tax returns for the years 2000 and 2001. The Company expects the IRS to complete its examinations this year. The Company believes that adequate accruals have been provided for all open years.

Accrued Liabilities

(in thousands) December 31,	2004	2003
Employee-related expenses	$62,822	$56,441
Insurance	13,386	13,206
Asbestos-related liability	67,800	3,029
Warranty	13,970	14,376
Professional fees	6,963	10,500
Taxes other than income	9,230	22,467
Other	51,359	51,419

	$225,530	$171,438

The Company accrues warranty liabilities when it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

A summary of the warranty liabilities are as follows:

(in thousands) December 31,	2004	2003	2002
Balance at beginning of year	$14,376	$12,448	$11,291
Add: provisions	7,208	6,374	8,419
Less: payments/deductions	(7,614)	(4,446)	(7,262)

Balance at end of year	$13,970	$14,376	$12,448

Other Liabilities

(in thousands) December 31,	2004	2003
Asbestos-related liability	$581,914	$185,766
Environmental	35,545	9,129
Insurance	3,346	3,346
Product liability	3,204	5,100
Minority interest	7,186	7,439
Other	3,128	2,830

	$634,323	$213,610

Research and Development

Research and development costs are expensed when incurred. These costs were approximately $52.4 million, $46.8 million and $46.0 million in 2004, 2003 and 2002, respectively. Funds received from customer-sponsored research and development projects were approximately $6.2 million, $3.1 million and $5.1 million received in 2004, 2003 and 2002, respectively, and were recorded in net sales.

Pension and Postretirement Benefit Plans

In the U.S., the Company, along with a number of its subsidiaries, sponsors a defined benefit pension plan that covers approximately 62% of all employees. The benefits are based on years of service and compensation on a final average pay basis, except for certain hourly employees where benefits are fixed per year of service. These plans are funded with a trustee (or trustees) in respect of past and current service. Charges to expense are based upon costs computed by independent actuaries. The Company’s funding policy is to contribute annually amounts that are allowable for federal or other income tax purposes. These contributions are intended to provide for future benefits earned to date and those expected to be earned in the future. A number of the Company’s non-U.S. subsidiaries sponsor defined benefit pension plans that cover approximately 35% of all non-U.S. employees. The benefits are typically based upon years of service and compensation. These plans are funded with a trustee (or trustees) in respect of past and current service. Charges to expense are based upon costs computed by independent actuaries. The Company’s funding policy is to contribute annually amounts that are allowable for tax purposes or mandated by local statutory requirements. These contributions are intended to provide for future benefits earned to date and those expected to be earned in the future.

Postretirement health care and life insurance benefits are provided for certain employees hired before January 1, 1990, who meet minimum age and service requirements. The Company does not pre-fund these benefits and has the right to modify or terminate the plan.

NOTES TO CONSOLIDATED FINANCIAL STATMENTS

The Company uses a December 31 measurement date for its plans. The obligations and funded status are as follows:

	Pension Benefits		Postretirement Benefits
(in thousands) December 31,	2004	2003	2004	2003
Change in benefit obligation:
Beginning of year	$485,739	$427,086	$20,589	$18,706
Service cost	15,832	12,976	185	150
Interest cost	29,497	26,528	1,193	1,248
Plan participants’ contributions	1,954	1,744	999	1,068
Amendments	—	1,256	—	—
Actuarial loss (gain)	15,436	11,487	(900)	3,153
Benefits paid	(24,819)	(22,122)	(2,919)	(3,549)
Foreign currency exchange rate loss	28,062	26,885	50	96
Acquisition/divestitures/ curtailment	(156)	(101)	—	(283)

Benefit obligation at end of year	551,545	485,739	19,197	20,589

Change in plan assets:
Fair value of plan assets at beginning of year	481,469	424,592
Actual return on plan assets	51,005	45,228
Foreign currency exchange rate gain	27,780	28,954
Acquisitions/divestitures	—	(101)
Employer contribution	3,425	3174
Plan participants’ contributions	1,954	1,744
Benefits paid	(24,819)	(22,122)

Fair value of plan assets at end of year	540,814	481,469	—	—
Funded status	(10,731)	(4,270)	(19,197)	(20,589)
Unrecognized actuarial loss (gain)	29,257	23,702	(4,071)	(3,467)
Unrecognized prior service cost	4,257	4,913	(302)	(386)
Unrecognized transition asset	180	76	—	—

Prepaid benefit	$22,963	$24,421	(23,570)	(24,442)

The amounts recognized in the balance sheet are as follows:

	Pension Benefits		Postretirement Benefits
(in thousands) December 31,	2004	2003	2004	2003
Other assets	$36,336	$39,721	$—	$—
Intangible asset	631	—	—	—
Accrued pension and postretirement benefits	(16,076)	(15,300)	(23,570)	(24,442)
Accumulated other comprehensive loss	2,072	—	—	—

Net amount recognized	$22,963	$24,421	$(23,570)	$(24,442)

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the U.S. and Non-U.S. plans are as follows:

	Pension Obligations/Assets
	U.S.		Non-U.S.		Total
(in millions) December 31,	2004	2003	2004	2003	2004	2003
Projected benefit obligation	$263.8	$240.8	$287.7	$244.9	$551.5	$485.7
Accumulated benefit obligation	245.1	227.1	258.7	224.8	503.8	451.9
Fair value of plan assets	250.0	228.5	290.8	253.0	540.8	481.5

Information for pension plans with an accumulated benefit obligation in excess of plan assets is as follows:

(in thousands) December 31,	2004	2003
Projected benefit obligation	$29,607	$18,497
Accumulated benefit obligation	25,721	14,809
Fair value of plan assets	14,601	5,594
Accrued pension liabilities	12,508	11,480

The components of net periodic cost are as follows:

	Pension Benefits			Postretirement Benefits
(in thousands) December 31,	2004	2003	2002	2004	2003	2002
Service cost	$16,047	$13,171	$12,667	$185	$150	$172
Interest cost	28,686	26,528	25,498	1,193	1,248	1,234
Expected rate of return on plan assets	(38,312)	(34,099)	(35,478)	—	—	—
Amortization of prior service cost	811	769	(625)	(83)	(83)	(91)
Amortization of net (gain) loss	220	170	(1,615)	(246)	(747)	(675)

Net periodic cost	$7,452	$6,539	$447	$1,049	$568	$640

The weighted-average assumptions used to determine benefit obligations are as follows:

	Pension Benefits			Postretirement Benefits
December 31,	2004	2003	2002	2004	2003	2002
U.S. Plans:
Discount rate	6.25%	6.40%	6.75%	6.25%	6.40%	6.75%
Rate of compensation increase	3.27%	3.40%	3.75%	—	—	—
Non-U.S. Plans:
Discount rate	5.48%	5.56%	5.66%	—	—	—
Rate of compensation increase	3.60%	3.53%	4.21%	—	—	—

The weighted-average assumptions used to determine net periodic benefit cost are as follows:

	Pension Benefits			Postretirement Benefits
December 31,	2004	2003	2002	2004	2003	2002
U.S. Plans:
Discount rate	6.40%	6.75%	7.25%	6.40%	6.75%	7.25%
Expected rate of return on plan assets	8.75%	8.75%	8.75%	—	—	—
Rate of compensation increase	3.40%	3.75%	4.25%	—	—	—
Non-U.S. Plans:
Discount rate	5.56%	5.66%	5.79%	—	—	—
Expected rate of return on plan assets	6.79%	6.80%	7.22%	—	—	—
Rate of compensation increase	3.53%	4.21%	4.20%	—	—	—

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

The assumed health care cost trend rates are as follows:

December 31,	2004	2003
Health care cost trend rate assumed for next year	9.00%	10.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.75%	4.75%
Year that the rate reaches the ultimate trend rate	2010	2010

Assumed health care cost trend rates have a significant effect on the amounts reported for the Company’s health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1 Percentage Point Increase	1 Percentage Point Decrease
Effect on total of service and interest cost components	82	(74)
Effect on postretirement benefit obligation	913	(826)

Plan Assets The Company’s pension plan weighted-average asset allocations by asset category are as follows:

Asset Category December 31,	2004	2003
Equity securities	70%	68%
Debt securities	25%	26%
Money markets	4%	5%
Other	1%	1%

Total	100%	100%

Equity securities include Company common stock, which represents 4% of plan assets at December 31, 2004, and 2003, respectively.

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

The Company periodically reviews investment managers and their performance in relation to the plans’ investment objectives. The Company expects its pension trust investments to meet or exceed their predetermined benchmark indices, net of fees. Generally, however, the Company realizes that investment strategies should be given a full market cycle, normally over a three to five -year time period, to achieve stated objectives.

Cash Flows The Company expects, based on current actuarial calculations, to contribute cash of approximately $9 million to its defined benefit pension plans and $2.1 million to its other postretirement benefit plan in 2005. Cash contributions in subsequent years will depend on a number of factors including the investment performance of plan assets.

Estimated Future Benefit Payments The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Estimated future payments (in millions)	Pension Benefits	Postretirement Benefits
2005	$24.6	$2.1
2006	25.2	2.0
2007	26.1	2.0
2008	26.9	2.0
2009	27.6	1.9
2010-2014	148.0	8.5

Total payments	$278.4	$18.5

The Company participates in several multi-employer pension plans which provide benefits to certain employees under collective bargaining agreements. Contributions to these plans were approximately $1.1 million in both 2004 and 2003, and $1.2 million in 2002.

The Company’s subsidiaries ELDEC Corporation and Interpoint Corporation have a money purchase plan to provide retirement benefits for all eligible employees. The annual contribution is 5% of each eligible participant’s gross compensation. The contributions were approximately $2.0 million per year in 2004, 2003 and 2002.

The Company and its subsidiaries sponsor savings and investment plans that are available to eligible employees of the Company and its subsidiaries. The Company made contributions to the plans of approximately $5.4 million in 2004, $4.6 million in 2003 and $4.2 million in 2002.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Long-Term Debt and Loans Payable

(in thousands) December 31,	2004	2003
Long-term debt consists of:
8.50% notes due 2004, including remaining unrealized gain of $303 on termination of interest rate swap, original issue discount and deferred financing costs	$—	$100,267
6.75% notes due 2006, including original issue discount and deferred financing costs	99,770	99,634
5.50% notes due 2013, including original issue discount and deferred financing costs	197,464	197,169
Shelf registration deferred financing costs	(745)	(1,054)
Subsidiary industrial revenue bonds and term loans	111	120

Subtotal	296,600	396,136
Less current portion	8	100,275

Total long-term debt	$296,592	$295,861

Loans payable consists of:
Short-term debt	363	—

Total loans payable	$363	$—

At December 31, 2004, the principal amount of long-term debt repayments required for the next five years is $100 million in 2006. There are no scheduled debt repayments in 2005, 2007, 2008 or 2009.

In September 2003, the Company issued notes having an aggregate principal amount of $200 million. The notes are unsecured, senior obligations of the Company that mature on September 15, 2013, and bear interest at 5.50% per annum, payable semi-annually on March 15 and September 15 of each year. The notes have no sinking fund requirement but may be redeemed, in whole or part, at the option of the Company. The Company’s incurred debt issuance costs totaled approximately $1.5 million. Debt issuance costs are deferred and then amortized as a component of interest expense over the term of the notes. Including debt issuance costs, these notes have an effective annualized interest rate of 5.70%.

The Company had 8.50% notes outstanding in an aggregate principal amount of $100 million, issued in 1992, that matured on March 15, 2004. These notes were redeemed with available cash on hand and proceeds from short-term borrowings.

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

All outstanding senior, unsecured notes were issued under an indenture dated as of April 1, 1991. The Indenture contains certain limitations on liens and sale and lease-back transactions.

The Company has an effective shelf registration, filed on Form S-3 with the Securities and Exchange Commission, allowing it to issue, in one or more offerings, up to $300 million in either senior or subordinated debt securities.

The Company entered into a four-year $300 million revolving credit facility in July 2003, and terminated it on January 21, 2005 upon execution of a new $450 million credit facility described below. This contractually committed facility was unused at December 31, 2004, and at the termination date. The agreement contained certain covenants including interest coverage and leverage ratio tests. At December 31, 2004, the status of compliance with these financial covenants was as follows:

	December 31, 2004
	Requirement		Actual
Interest coverage ratio (1)(2)	≥	3.0 to 1.0	(5.51) to 1.0
Leverage ratio (3)		≤ 65%	30.9%

(1)	Ratio of income before taxes adjusted for interest expense, depreciation and amortization and asbestos-related cash payments to interest expense

(2)	The lenders, prior to December 31, 2004, waived the failure to meet this financial covenant as an event of default.

(3)	Ratio of total debt to total capitalization

On January 21, 2005, the Company entered into a $450 million credit facility consisting of a $300 million revolving credit component and a $150 million term loan component. This contractually committed facility expires on January 21, 2010. The revolving credit allows the Company to borrow, repay or to the extent permitted by the agreement, prepay and re-borrow at any time prior to the stated maturity date, and the loan proceeds may be used for general corporate purposes including financing for acquisitions. The term loan component may only be drawn, under certain conditions, for the funding of a comprehensive asbestos settlement. The term loan commitment period expires on December 31, 2005 or may be extended with required consent of lenders to June 30, 2006. Any amounts drawn under the term loan will be repaid on a quarterly basis until the stated expiration date of the facility. The contractually committed facility was unused at February 18, 2005. The agreement contains certain covenants including interest coverage and leverage ratio tests. The following table illustrates the compliance with these financial covenants as if the credit facility was in place at December 31, 2004:

	December 31, 2004
	Requirement		Actual
Interest coverage ratio (1)(2)	≥	3.0 to 1.0	11.8 to 1.0
Leverage ratio (3)		≤ 65%	30.9%

(1)	Ratio of income before taxes adjusted for interest expense, depreciation and amortization and asbestos-related cash payments to interest expense

(2)	The interest coverage ratio excludes the asbestos- and environmental-related charges recorded as of September 30, 2004.

(3)	Ratio of total debt to total capitalization

The Company has domestic unsecured, uncommitted money market bid rate credit lines for $135 million all of which was unused and available at December 31, 2004.

As of December 31, 2004, the Company, or its subsidiaries, also had various local currency credit lines, with maximum available borrowings of $32.6 million, underwritten by banks primarily in Canada, Germany, Norway and the United Kingdom. These credit lines are typically available for borrowings up to 364 days and are renewable at the option of the lender. There was $0.4 million outstanding under these facilities at December 31, 2004.

At December 31, 2004, the Company had open standby letters of credit of $22.9 million issued pursuant to a Letter of Credit Reimbursement Agreement, and certain other credit lines, substantially all of which expire in 2005.

Fair Value of Financial Instruments

The carrying value of investments, short-term debt, accounts receivable and accounts payable approximates fair value. Long-term debt rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate the fair value for debt issues that are not quoted on an exchange. The estimated fair value of long-term debt was $305.6 million and $412.3 million at December 31, 2004 and 2003, respectively.

The Company is a party to a contractually committed off-balance sheet chattel paper financing facility that enables its Crane Merchandising Systems operation to offer various sales support financing programs to its customers. At December 31, 2004, $31.9 million was outstanding. Recourse to the Company for all uncollectible loans made to CMS’s customers by the banks under this agreement is limited to 20% of the outstanding balance per year.

Leases

The Company leases certain facilities, vehicles and equipment. Future minimum payments, by year and in the aggregate, under leases with initial or remaining terms of one year or more consisted of the following at December 31, 2004:

(in thousands) December 31,	Operating Leases	Minimum Sublease Income	Net
2005	$14,566	$157	$14,409
2006	10,732	82	10,650
2007	8,359	82	8,277
2008	4,626	77	4,549
2009	3,148	77	3,071
Thereafter	8,886	—	8,886

Total minimum lease payments	$50,317	$475	$49,842

Rental expense was $18.6 million, $17.4 million and $13.9 million for 2004, 2003 and 2002, respectively.

Asbestos Liability

Status of Comprehensive Asbestos Settlement On October 21, 2004 the Company reached an agreement in principle with attorneys representing a majority of persons with current asbestos-related personal injury claims against the Company (the “Current Claimants”) and an independent representative (the “FCR”) of potential future claimants with potential asbestos-related personal injury claims against the Company (the “Future Claimants”) to resolve all current and future asbestos-related personal injury claims against the Company. The comprehensive asbestos settlement had two components: first, a $280 million trust to pay settlements of asbestos claims by Current Claimants; and second, a $230 million trust to pay settlements of claims by Future Claimants, to be structured and implemented pursuant to Section 524(g) of the U.S. Bankruptcy Code. On that date, MCC Holdings, Inc., an indirect wholly-owned subsidiary of the Company formerly known as Mark Controls Corporation (“MCC”), entered into a Master Settlement Agreement (the “MSA”) with representatives of a majority of Current Claimants who were diagnosed with asbestos-related personal injuries prior to June 9, 2004. At the same time, MCC and the representatives of Current Claimants entered into an MCC Settlement Trust Agreement, which provides for a $280 million trust (the “MCC Settlement Trust”) to be funded and administered to pay asbestos-related personal injury claims settled under the MSA. Through November 20, 2004 (the deadline for Current Claimants to indicate their desire to participate in the MCC Settlement Trust), a total of 109 law firms executed MSAs, directly or through Adoption Agreements, together with lists naming a total of approximately 196,000 participating claimants. Through December 20, 2004 (the deadline for Current Claimants to submit the required claim documentation to the independent claims reviewer), a total of approximately 171,000 claim packages were received subject to review for compliance with the terms of the MSA. While the number of claimants submitting claims under the MSA exceeds the number of filed claims against the Company in the tort system (approximately 85,000 at December 31, 2004), the Company cannot predict whether, or when, any of such additional claims will be filed against the Company in the tort system.

On December 2, 2004, the United States Court of Appeals for the Third Circuit issued its opinion and ruling in the Combustion Engineering case in which the Court reversed the District Court’s order approving Combustion Engineering’s bankruptcy Plan of Reorganization and made a number of holdings regarding the scope of Section 524(g) and the appropriate structure of transactions to confer relief for asbestos defendant companies under Section 524(g). The Court’s opinion, in the Company’s view, constituted a material change in the case law regarding Section 524(g) transactions, and accordingly, on January 24, 2005, the Company exercised its right to terminate the MSA. As a consequence of the Company’s notice of termination, the trustee of the MCC Settlement Trust has returned to the Company (i) the Company’s demand note in the principal amount of $270 million and (ii) the $10 million in cash that was paid on October 21, 2004 less certain fees and expenses of the trustee.

The termination of the MSA places the Company and asbestos claimants back into the tort system for resolution of claims, in the absence of a modified comprehensive settlement transaction agreed to by the parties or a federal legislative solution. Although the Company may continue its discussions with representatives of the asbestos claimants, there can be no assurance that the issues presented by the Combustion Engineering opinion can be resolved such that agreement on a modified 524(g) transaction for the Company will be feasible. It is expected that a new bill will be introduced in the United States Senate early in 2005 that would, if enacted into law, establish a trust fund to compensate asbestos claimants. While the Company believes that such federal legislation is the most appropriate solution to the asbestos litigation problem, there is substantial uncertainty regarding whether this will occur and, if so, when and on what terms. The Company remains committed to exploring all feasible alternatives available to resolve its asbestos liability in a manner consistent with the best interests of the Company’s shareholders.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Information Regarding Claims and Costs in the Tort System As of December 31, 2004, the Company was a defendant in cases filed in various state and federal courts alleging injury or death as a result of exposure to asbestos. Activity related to asbestos claims during the periods indicated was as follows:

	2004	2003	2002
Beginning claims	68,606	54,038	16,180
New claims	18,932	19,115	49,429
Settlements	(1,038)	(3,883)	(11,299)
Dismissals	(1,523)	(664)	(272)

Ending claims *	84,977	68,606	54,038

*	Does not include 35,350 maritime actions that were filed in the United States District Court for the Northern District of Ohio and transferred to the Eastern District of Pennsylvania pursuant to an order by the Federal Judicial Panel on Multi-District Litigation (“MDL”). These claims have been placed on the inactive docket of cases that are administratively dismissed without prejudice in the MDL.

Of the 84,977 pending claims as of December 31, 2004, approximately 25,000 claims were pending in New York, approximately 33,000 claims were pending in Mississippi and approximately 3,000 claims were pending in Ohio, jurisdictions in which recent legislation or judicial orders restrict the types of claims that can proceed to trial on the merits.

The gross settlement and defense costs in the tort system (before insurance recoveries and tax effects) for the Company in the years ended December 31, 2004 and 2003 totaled $40.9 million and $21.1 million, respectively. The Company’s total pre-tax cash payments for such settlement and defense costs net of the Company’s cost sharing arrangement with insurers in the years ended December 31, 2004 and 2003 amounted to $20.2 million and $7.9 million, respectively. Detailed below are the comparable amounts for the periods indicated.

(in millions) December 31,	2004	2003	2002	Cumulative to date through December 31, 2004
Settlement costs (1)	$17.2	$11.9	$7.3	$38.8
Defense costs (1)	23.7	9.2	4.8	46.0

Total costs	40.9	21.1	12.1	84.8
Pre-tax cash payments (2)	20.2	7.9	2.4	31.8

(1)	Before insurance recoveries and tax effects.

(2)	Net of cost sharing arrangements with insurers. Amounts include advance payments to third parties that are reimbursable by insurers.

The foregoing amounts do not include costs incurred by the Company relating to the comprehensive asbestos settlement announced on October 21, 2004. During the year ended December 31, 2004, the Company incurred costs of $11.5 million (before tax effects) for fees and expenses of attorneys, financial advisors and other special advisors for services relating to the comprehensive asbestos settlement. Total pre-tax cash payments for such fees and expenses through December 31, 2004 amounted to $7.9 million. In addition, the Company paid $10 million into the settlement trust for current asbestos claimants, which is to be returned to the Company as described above, net of certain expenses of the trustee. Cash payments related to asbestos settlement and defense costs, and certain related fees and expenses are estimated to be in the range of $50 million to $70 million during 2005, which will be offset to some degree by reimbursements from insurers and tax benefits.

The amounts shown for settlement and defense costs are not necessarily indicative of future period amounts, which may be higher or lower than those reported. It is not possible to forecast when cash payments related to the asbestos liability will be fully expended; however, it is expected such cash payments will continue for many years. Payment uncertainty results from the significant proportion of future claims included in the estimated asbestos liability discussed below as well as variability of timing and terms of settlements and insurance reimbursement. In addition, there will be periods during which net cash flows increase because the Company’s insurance coverage for asbestos claims involves multiple insurers, with different policy terms and certain gaps in coverage, and, consequently, the timing and amount of insurance reimbursement will vary.

Effects on the Consolidated Financial Statements The Company has retained the firm of Hamilton, Rabinovitz & Alschuler, Inc. (“HR&A”), a nationally recognized expert in the field, to assist management in estimating the Company’s asbestos liability in the tort system and in view of the termination of the Master Settlement Agreement. HR&A reviewed information provided by the Company concerning claims filed, settled and dismissed, amounts paid in settlements and relevant claim information such as the nature of the asbestos-related disease asserted by the claimant, the jurisdiction where filed and the time lag from filing to disposition of the claim. The methodology used by HR&A to project future asbestos costs was based largely on the Company’s experience during the past two years for claims filed, settled and dismissed. The Company’s experience was compared to the results of previously conducted epidemiological studies estimating the number of people likely to develop asbestos related diseases. Those studies were undertaken in connection with national analyses of the population of workers believed to have been exposed to asbestos. Using that information, HR&A estimated the number of future claims that would be filed, as well as the related settlement or indemnity costs that would be incurred to resolve those claims. This methodology has been accepted by numerous courts and is the same methodology that is utilized by the expert who is routinely retained by the asbestos claimants committee in asbestos-related bankruptcies. After discussions with the Company, HR&A assumed that costs of defending asbestos claims in the tort system would increase to $35 million in 2005 and remain at that level (with increases of 4% per year for inflation) indexed to the number of estimated pending claims in future years. Based on this information, HR&A compiled an estimate of the Company’s asbestos liability for pending and future claims, based on claim experience over the past two years and covering claims expected to be filed through the year 2011. Although the methodology used by HR&A will also show claims and costs for periods subsequent to 2011 (up to and including the endpoint of the asbestos studies referred to above), management believes that the level of uncertainty is too great to provide for reasonable estimation of the number of future claims, the nature of such claims or the cost to resolve them for years beyond 2011, particularly given the possibility of federal legislation within that time frame. While it is reasonably possible that the Company will incur additional charges for asbestos liabilities and defense costs in excess of the amounts currently provided, the Company does not believe that any such amount can be reasonably estimated beyond 2011. Accordingly, no accrual has been recorded for any costs which may be incurred beyond 2011.

With the termination of the MSA and the return to the tort system for resolution of asbestos claims, management has made its best estimate of the costs through 2011 based on the analysis by HR&A. In making this estimate, the Company has adjusted the assumed rate of insurance recoveries from 30% in the context of the proposed comprehensive asbestos settlement back to 40% of the estimated liability payable over time in the tort system. A liability of $649.7 million has been recorded to cover the estimated cost of asbestos claims now pending or subsequently asserted through 2011, of which approximately 60% is attributable to settlement and defense costs for future claims projected to be filed through 2011. An asset of $257.2 million has been recorded representing the probable insurance reimbursement for such claims. Under the tort system, the Company incurs not only settlement costs but substantial legal defense costs, and the Company’s best estimate of settlement and defense costs for both pending and future claims through 2011 (including certain related fees and expenses) amounted to $649.7 million at December 31, 2004. This compares to the MSA-based liability estimate of $565.9 million ($578 million at September 30, 2004) which represents the cost of the one-time settlement of all asbestos claims against the Company. The $83.8 million higher liability estimate under the tort system includes the added cost to defend claims against the Company. However, the higher insurance recovery rate in the tort system (40%), as compared with the MSA (30%), is expected to provide the Company with greater insurance recoveries of approximately $97.8 million. Thus, the net estimated cost after anticipated insurance recoveries was reduced by $14 million, which increased net income by $9.1 million, or $0.15 per share, in the fourth quarter of 2004. The principal factors affecting the liability estimates under the tort system versus the MSA are (i) the tort system estimate includes defense costs while the MSA estimate did not, (ii) under generally accepted accounting principles, the tort system estimate is presented in nominal dollars while the MSA estimate is discounted to present value, (iii) insurance recoveries under the tort system are estimated at 40% of settlement and defense costs, while the MSA estimate reduced anticipated insurance recoveries to 30% in the context of the proposed comprehensive asbestos settlement, and (iv) the tort system estimate covers the period through 2011, while the MSA estimate was a full and final settlement of the liability.

A significant portion of the Company’s settlement and defense costs have been paid by its primary insurers and one umbrella insurer up to the agreed available limits of the applicable policies. The Company has substantial excess coverage policies that are also expected to respond to asbestos claims as settlements and other payments exhaust the underlying policies, but there is no cost sharing or allocation agreement yet in place with the excess insurers. The same factors that affect developing estimates of probable settlement and defense costs for asbestos-related liabilities also affect estimates of the probable insurance payment, as do a number of additional factors. These additional factors include the financial viability of the insurance companies, the method in which losses will be allocated to the various insurance policies and the years covered by those policies, how settlement and defense costs will be covered by the insurance policies and interpretation of the effect on coverage of various policy terms and limits and their interrelationships. In addition to consulting with legal counsel on these insurance matters, the Company retained insurance consultants to assist management in the estimation of probable insurance recoveries based upon the aggregate liability estimate described above and assuming the continued viability of all solvent insurance carriers. After considering the foregoing factors and consulting with legal counsel and such insurance consultants, the Company determined its probable insurance reimbursement rate to be 40% under the tort system, as contrasted with 30% under the MSA. This insurance receivable is included in other assets.

Estimation of the Company’s ultimate exposure for asbestos-related claims is subject to significant uncertainties, as there are multiple variables that can affect the timing, severity and quantity of claims. The Company cautions that its estimated liability is based on assumptions with respect to future claims, settlement and defense costs based on recent experience during the last few years that may not prove reliable as predictors. A significant upward or downward trend in the number of claims filed, depending on the nature of the alleged injury, the jurisdiction where filed and the quality of the product identification, or a significant upward or downward trend in the costs of defending claims, could change the estimated liability, as would any substantial adverse verdict at trial. A legislative solution or a revised structured settlement transaction could also change the estimated liability.

Since many uncertainties exist surrounding asbestos litigation, the Company will continue to evaluate its estimated asbestos-related liability and corresponding estimated insurance reimbursement as well as the underlying assumptions and process used to derive these amounts. These uncertainties may result in the Company incurring future charges or increases to income to adjust the carrying value of recorded liabilities and assets, particularly if escalation in the number of claims and settlement and defense costs continues or if legislation or another alternative solution is implemented; however, the Company is currently unable to estimate such future changes. Although the resolution of these claims may take many years, the effect on results of operations, cash flow and financial position in any given period from a revision to these estimates could be material.

Other Contingencies

In the normal course of business, the Company is subject to proceedings, lawsuits and other claims including proceedings under laws and regulations related to environmental, warranty and other matters. Such matters are subject to many uncertainties and outcomes that are not predictable with assurance. However, the Company believes that after final disposition, any monetary liability or financial impact beyond that provided for at December 31, 2004 will not have a material effect on the Company’s results of operations, cash flow or financial position.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company has established insurance programs to cover product and general liability losses. These programs have deductible amounts of $5 million per claim and $10 million aggregate per policy year before coverage begins, with the exception of aircraft products and non-U.S. claims, which have first-dollar coverage. The Company does not deem its deductible exposure to be material.

For environmental matters, the Company records a liability for estimated remediation costs when it is probable that the Company will be responsible for such costs and they can be reasonably estimated. Generally, third party specialists assist in the estimation of remediation costs. The environmental remediation liability at December 31, 2004 is primarily for the former manufacturing site in Goodyear, Arizona (the “Site”) discussed below.

The Site was operated by UniDynamics/Phoenix, Inc. (“UPI”), which became an indirect subsidiary of the Company in 1985 when the Company acquired UPI’s parent company UniDynamics Corporation. UPI manufactured explosive and pyrotechnic compounds, including components for critical military programs, for the U.S. government at the Site from 1962 to 1993, under contracts with the Department of Defense and other government agencies and certain of their prime contractors. No manufacturing operations have been conducted at the Site since 1994. The Site was placed on the National Priorities List in 1983, and is now part of the Phoenix-Goodyear Airport North Superfund site. In 1990 the Environmental Protection Agency (“EPA”) issued administrative orders requiring UPI to design and carry out certain remedial actions, which UPI has done. Groundwater extraction and treatment systems have been in operation at the Site since 1994. A soil vapor extraction system was in operation from 1994 to 1998, was restarted in 2004, and is currently in operation. Since 1994 the on-site groundwater treatment facility and soil vapor extraction system have removed approximately 36,000 pounds of trichloroethylene (“TCE”) from the soil and groundwater at the Site.

In September 2004, after extensive negotiations regarding the scope of work to be undertaken at the Site after discovery of additional TCE contamination and the detection of perchlorate during routine testing, the Company reached an agreement in principle with the EPA on a work plan for further investigation and remediation activities at the Site. This agreement is expected to be incorporated into a consent decree between the Company and the EPA in the near future. The Company recorded a before-tax charge of $40 million in the third quarter 2004 for the estimated costs through 2014 of further environmental investigation and remediation at the Site, based on this agreement in principle with the EPA.

The investigation, monitoring and remediation activities undertaken by the Company at the Site have cost over $25 million since 1985. In November 2003, the Company and UPI brought suit under Section 113 of the Comprehensive Environmental Response, Compensation and Liability Act against the federal government and several of its agencies for contribution and indemnification for these costs. As investigation and clean-up activities at the Site are expected to continue for a number of years, the Company’s action against the government also seeks contribution with respect to future costs. Although the Company has been in discussions with the government concerning these claims, the government to date has not agreed to commit to paying any contribution to clean-up costs at the Site. In 2003, the EPA submitted to the Company a claim for approximately $2.8 million in past costs allegedly incurred at the Site, and the Company has requested and is reviewing the EPA’s supporting documentation of these costs. In January 2005, the EPA advised the Company that a formal demand for an additional $4.1 million in EPA past costs should be expected by the Company.

On July 8, 2004, the Environment & Natural Resources Division of the U.S. Department of Justice filed a lawsuit against the Company and UPI seeking reimbursement of the $2.8 million in alleged costs. The government’s action also seeks an injunction requiring UPI to comply with the terms of two earlier administrative orders; entry of a declaratory judgment regarding the Company’s and UPI’s liabilities; and both civil penalties and punitive damages. The Company has instructed its attorneys to continue to vigorously pursue the Company’s claim against the government, and to defend the counter-suit by the Department of Justice, with the objective of reaching a fair and reasonable allocation of liability for past and future costs in the context of a prudent and scientifically sound plan for the further investigation and clean-up of the Site. The Company does not believe that the ultimate liability for costs to be incurred in connection with the Site will have a material effect on the Company’s financial condition or cash flows; however, there can be no assurance that such costs will not have a material adverse effect on the Company’s results of operations in any given period.

Acquisitions, Divestitures and Investments

During 2004, the Company completed two acquisitions at a total cost of $50 million. Goodwill for the 2004 acquisitions amounted to approximately $37 million.

In January 2004, the Company acquired P. L. Porter Co. (“Porter”) for a purchase price of $44 million. The fair value estimates of assets acquired and liabilities assumed have been finalized and the resulting goodwill is deductible for tax purposes. Porter is a leading manufacturer of motion control products for airline seating and is located in Woodland Hills, California. Porter holds leading positions in both electromechanical actuation and hydraulic/mechanical actuation for aircraft seating, selling directly to seat manufacturers and to the airlines. Electrically powered seat actuation systems provide motive power and control features required by premium class passengers on competitive international routes. Porter products not only provide passenger comfort with seat back and foot rest adjustment, but also control advanced features such as lumbar support and in-seat massage. In addition to seats installed in new aircraft, airlines refurbish and replace seating several times during an aircraft’s life along with maintenance and repair requirements. Porter’s 2003 annual sales were approximately $32 million. The operations were integrated into the Company’s Aerospace & Electronics segment.

Also in January 2004, the Company acquired the Hattersley valve brand and business together with certain related intellectual property and assets from Hattersley Newman Hender, Ltd., a subsidiary of Tomkins plc, for a purchase price of $6 million. The fair value estimates of assets acquired and liabilities assumed have been finalized and the resulting goodwill is deductible for tax purposes. Hattersley branded products include an array of valves for commercial, industrial and institutional construction projects. This business has been integrated into Crane Ltd., which is part of the Fluid Handling segment.

In December 2004, the Company sold the Victaulic trademark and related assets, acquired in connection with the acquisition of certain valve and fittings product lines from Etex S.A. Group in June 2003, for $15.3 million in an all cash transaction. The Company realized an after-tax gain of $6.5 million, or $.11 per share, on the sale.

During 2003, the Company completed four acquisitions at a total cost of $168.8 million. Goodwill for these acquisitions amounted to approximately $112 million.

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

During 2002, the Company completed seven acquisitions at a total cost of $82.2 million. Goodwill for these acquisitions amounted to approximately $56 million.

In May 2002, the Company acquired the Lasco Composites business from Tomkins Industries, Inc. Lasco manufactured fiberglass reinforced plastic panels with annual sales of approximately $40 million. This acquisition has expanded the Company’s product offerings in the transportation, building products and recreational vehicle markets and provided an entry into the industrial market, where the Company’s Kemlite business had a small presence. The total purchase price was approximately $44 million in an all-cash transaction.

During July 2002, Crane acquired the Corva Corporation, which was a privately held company. Corva is a distributor of valves and actuators with annual sales of approximately $12 million.

In November 2002, the Company acquired all of the outstanding shares of General Technology Corporation from an employee stock ownership plan trust for a purchase price of $25 million in cash and assumed debt. General Technology provides high-reliability customized contract manufacturing services and products focused on military and defense applications. Based in Albuquerque, New Mexico, General Technology services include the assembly and testing of printed circuit boards, electro-mechanical devices, customized integrated systems cables and wire harnesses.

The Company completed the following additional acquisitions in 2002, Trinity Airweighs, Kavey Water Products and Qualis Incorporated. In addition, the Company entered into a 70% owned joint venture in China furthering its low-cost pump manufacturing capabilities.

In September 2002, Crane sold its CorTec unit for approximately $3 million.

All acquisitions were accounted for by the purchase method. The results of operations for all acquisitions have been included in the financial statements from their respective dates of purchase. Pro forma amounts for 2004, 2003 and 2002 acquisitions were not presented because their impact on results of operations was not material.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock-Based Compensation Plans

The Company has two stock-based compensation plans: the Stock Incentive Plan and the Non- Employee Director Stock Compensation Plan. In accounting for its stock-based compensation plans, the Company applies the intrinsic value method prescribed by APB No. 25, “Accounting for Stock Issued to Employees.” Intrinsic value is the amount by which the market price of the underlying stock exceeds the exercise price of the stock option or award on the measurement date, generally the date of grant. No stock-based employee compensation expense is reflected in net income, as all options granted under the plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Compensation expense recognized for its restricted stock awards was $4.1 million in 2004, $4.0 million in 2003 and $3.6 million in 2002.

As required by SFAS 123 and SFAS 148, the Company has disclosed in the Accounting Policies note the pro forma amounts as if the fair value method of accounting had been used. These pro forma amounts may not be representative of the effects on reported net income or loss in future years because the number of future shares to be issued under these plans is not known and the assumptions used to determine the fair value can vary significantly.

The weighted average fair value of options granted was $8.42 per share in 2004, $4.80 per share in 2003 and $6.42 per share in 2002. These estimates were based on the Black-Scholes option-pricing model with the following weighted average assumptions:

	2004	2003	2002
Dividend yield	1.20%	2.12%	1.72%
Volatility	29.63%	29.93%	27.97%
Risk-free interest rates	3.55%	2.98%	4.67%
Expected lives in years	3.95	5.26	5.23

Options are granted under the Stock Incentive Plan to officers and other key employees and directors at an exercise price equal to the fair market value of the shares on the date of grant. Options become exercisable at a rate of 50% after the first year, 75% after the second year and 100% after the third year from the date of grant and expire six years after the date of grant (ten years for options granted prior to 2004). A summary of stock option activity follows:

(shares in thousands)	Number of Shares	Weighted Average Exercise Price
2002
Options outstanding at beginning of year	5,345	$23.75
Granted	1,186	23.35
Exercised	(252)	17.06
Canceled	(236)	26.32

Options outstanding at end of year	6,043	23.85
Options exercisable at end of year	4,121	23.65

2003
Granted	1,243	$18.91
Exercised	(861)	19.75
Canceled	(313)	24.94

Options outstanding at end of year	6,112	23.36
Options exercisable at end of year	4,054	23.66

2004
Granted	1,129	$33.23
Exercised	(814)	20.04
Canceled	(114)	26.71

Options outstanding at end of year	6,313	25.51
Options exercisable at end of year	4,382	24.28

A summary of information regarding stock options outstanding at December 31, 2004, follows:

(shares in thousands)		Options Outstanding		Options Exercisable
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$26.95-33.54	2,874	5.09	$31.04	1,769	$29.68
22.77-26.78	1,100	6.77	23.32	855	23.33
16.96-22.48	2,230	5.93	19.87	1,699	20.10
10.45-16.76	109.37		16.54	59	16.35

Total	6,313	5.60	$25.51	4,382	$24.28

The Stock Incentive Plan also provides for awards of restricted common stock to officers and other key employees, subject to risk of forfeiture restrictions which lapse over time or upon certain performance objectives. The Company awarded 235,500 time-based restricted shares with a weighted average fair value of $32.64 in 2004. As of December 31, 2004, there were available for future awards a total of 1,264,555 shares.

Under the Non-Employee Director Stock Compensation Plan, directors who are not full-time employees of the Company receive 50% of their annual retainer in shares of common stock. The shares are issued each year after the Company’s annual meeting, are forfeitable if the director ceases to remain a director until the Company’s next annual meeting and may not be sold for a period of five years or until the director leaves the Board. Also under this plan, at the date of the annual meeting, each non-employee director is granted an option to purchase 2,000 shares of common stock at an exercise price equal to the fair market value of the shares on the date of grant exercisable at a rate of 50% after the first year, 75% after the second year and 100% after the third year from the date of grant, expiring ten years after the date of grant. For 2004, the non-employee directors received an aggregate of 16,000 shares with a weighted average fair value of $33.31. Upon the adoption of this plan in 2000, each non-employee director received a grant of options to purchase common stock with an aggregate value, determined on the basis of the Black-Scholes method, equal to his accrued benefit under a retirement plan for non-employee directors which was terminated. One director elected to remain in the retirement plan and does not receive options under the new plan.

Segment Information

The Company’s segments are reported on the same basis used internally for evaluating segment performance and for allocating resources. The Company has five reporting segments: Aerospace & Electronics, Engineered Materials, Merchandising Systems, Fluid Handling and Controls.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

The Company accounts for intersegment sales and transfers as if the sales or transfers were to third parties at current market prices.

Information by industry segments follows:

(in thousands)	2004	2003	2002
Aerospace & Electronics
Net sales — outside	$511,334	$429,128	$340,762
Net sales — intersegment	290	—	—
Operating profit	92,650	96,155	70,698
Assets	480,301	432,219	261,630
Goodwill	197,942	173,473	70,350
Capital expenditures	6,677	8,979	8,670
Depreciation and amortization	16,705	16,192	11,587
Engineered Materials
Net sales — outside	$276,186	$240,220	$233,180
Operating profit	54,072	48,136	44,366
Assets	188,212	185,889	191,038
Goodwill	123,040	123,322	124,080
Capital expenditures	1,516	2,481	1,079
Depreciation and amortization	4,316	5,059	5,164
Merchandising Systems
Net sales — outside	$169,205	$155,289	$161,901
Net sales — intersegment	—	—	19
Operating profit	9,722	2,766	7,186
Assets	121,709	113,346	114,582
Goodwill	44,227	42,301	39,645
Capital expenditures	3,219	4,123	4,124
Depreciation and amortization	6,165	6,719	6,846
Fluid Handling
Net sales — outside	$861,676	$748,042	$715,806
Net sales — intersegment	261	217	23
Operating profit	52,152	43,496	53,688
Assets	734,863	647,876	599,474
Goodwill	198,277	181,559	160,721
Capital expenditures	10,135	11,256	10,500
Depreciation and amortization	20,291	17,983	18,663
Controls
Net sales — outside	$71,934	$63,312	$64,698
Net sales — intersegment	17	65	61
Operating profit	5,528	4,541	4,815
Assets	49,919	49,594	52,500
Goodwill	15,595	15,584	15,560
Capital expenditures	958	1,272	1,052
Depreciation and amortization	2,214	2,412	2,501
Consolidated net sales
Reporting segments	$1,890,903	$1,636,273	$1,516,450
Intersegment elimination	(568)	(282)	(103)

TOTAL NET SALES	$1,890,335	$1,635,991	$1,516,347

Operating (loss) profit
Reporting segments	$214,124	$195,094	$180,753
Corporate – before asbestos	(27,820)	(25,482)	(18,124)
Corporate expense – asbestos charge	(307,794)	—	(115,285)
Corporate expense – environmental charge	(40,000)	(600)	(7,673)

TOTAL OPERATING (LOSS) PROFIT	$(161,490)	$169,012	$39,671

Assets
Reporting segments	$1,575,004	$1,428,924	$1,219,224
Corporate	541,504	382,852	194,472

TOTAL ASSETS	$2,116,508	$1,811,776	$1,413,696

Goodwill
Reporting segments	$579,081	$536,239	$410,356

Capital expenditures
Reporting segments	$22,505	$28,111	$25,425
Corporate	2	17	71

TOTAL CAPITAL EXPENDITURES	$22,507	$28,128	$25,496

Depreciation and amortization
Reporting segments	$49,691	$48,365	$44,761
Corporate	6,025	5,660	5,029

TOTAL DEPRECIATION AND AMORTIZATION	$55,716	$54,025	$49,790

Information by geographic segments follows:

(in thousands)	2004	2003	2002
Net sales
United States	$1,012,368	$909,139	$869,390
Canada	220,201	192,873	163,338
Europe	450,346	372,266	330,013
Other international	207,420	161,713	153,606

TOTAL NET SALES	$1,890,335	$1,635,991	$1,516,347

Operating (loss) profit
United States	$133,998	$133,472	$112,452
Canada	29,519	24,372	18,199
Europe	33,801	22,459	33,049
Other international	16,806	14,791	17,053
Corporate	(375,614)	(26,082)	(141,082)

TOTAL OPERATING (LOSS) PROFIT	$(161,490)	$169,012	$39,671

Assets
United States	$988,414	$892,790	$786,994
Canada	87,808	76,494	62,421
Europe	451,041	404,548	334,603
Other international	47,741	55,092	35,206
Corporate	541,504	382,852	194,472

TOTAL ASSETS	$2,116,508	$1,811,776	$1,413,696

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

Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004. In making this assessment, it used the criteria established in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment I believe that, as of December 31, 2004, the Company’s internal control over financial reporting is effective based on those criteria.

The Company’s independent auditors have issued an audit report on our assessment of the company’s internal control over financial reporting. This report appears on page 63.

Eric C. Fast President, Chief Executive Officer, and Acting Chief Financial Officer

The Section 302 certification of Crane Co.’s President, Chief Executive Officer and Acting Chief Financial Officer has been filed as Exhibit 31 to Crane Co.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004. Furthermore, because Crane Co.’s common stock is listed on the New York Stock Exchange, our President, Chief Executive Officer and Acting Chief Financial Officer is required to make, and he has made as of May 5, 2004, a CEO’s Annual Certification to the NYSE in accordance with Section 303A.12 of the NYSE Listed Company Manual stating that he was not aware of any violations by Crane Co. of New York Stock Exchange corporate governance listing standards.

REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte.

To the Board of Directors and Shareholders of Crane Co.

We have audited the accompanying consolidated balance sheets of Crane Co. and subsidiaries (the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of operations, cash flows, and changes in common shareholders’ equity for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Crane Co. and subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in the notes to the consolidated financial statements as of January 1, 2002 the Company changed its method of accounting for goodwill to conform to Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets.”

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 18, 2005 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Deloitte & Touche LLP Stamford, Connecticut FEBRUARY 18, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte.

To the Board of Directors and Shareholders of Crane Co.

We have audited management’s assessment, included in the accompanying “Management’s Responsibility for Financial Reporting”, that Crane Co. and its subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and the board of directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of December 31, 2004 and for the year then ended of the Company and our report dated February 18, 2005 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

Stamford, Connecticut

FEBRUARY 18, 2005

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

In 2002, the Electronics Group completed the internal merger of Interpoint with the power supply business of Eldec. Additionally, through acquisitions in both 2002 and 2003 the group was further strengthened and substantially increased its defense-related product portfolio. In November 2002, the Company acquired General Technology Corporation (“GTC”), a strategic acquisition that extended the group’s already strong position in the electronics market by increasing its focus on the military market. GTC provides high-reliability, customized contract manufacturing services and products focused on military and defense applications. In 2003, the microelectronics packaging capability of Interpoint was teamed with the engineering talent at GTC, opening new markets for the Electronics Group. In May 2003, the Company acquired Signal Technology Corporation (“STC”). STC is a leading manufacturer of highly-engineered, state-of-the-art power management products and electronic radio frequency and microwave frequency components and subsystems for the defense, space and military communications markets. STC supplies many U.S. Department of Defense prime contractors and foreign allied defense organizations with products designed into systems for missile, radar, aircraft, electronic warfare, and intelligence and communication applications.

The Electronics Group products are currently manufactured under the brand names Interpoint, General Technology, STC Microwave Systems, Keltec, Olektron, Eldec and Advanced Integrated Systems Division (“AISD”). The group’s products are organized into the following solution sets: Electronic Manufacturing Services Solutions, Power Solutions, Microwave Systems Solutions and Microelectronics Solutions/AISD.

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

2003 REVIEW MANAGEMENT’S DISCUSSIONS AND ANALYSIS OF OPERATIONS

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

The Aerospace Group’s shipments to OEMs in 2003 declined 12% compared with 2002 as a result of continued weak commercial markets. Aftermarket sales in 2003 increased 2% compared with 2002. The aftermarket is driven largely by the number of planes in service. While hindered by the increased number of parked airplanes, the group focused on the military, retrofit and upgrades portion of the business. Retrofit and upgrade market sales in 2003 increased $4.8 million to $10.3 million from the product families consisting of battery chargers, brake controls, sensors and related products and systems.

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

At the end of 2003, the Electronics Group completed the consolidation of its California microwave business into its Arizona site, reducing the number of sites. The Electronics Group will continue to consolidate information systems, centralize the sales and marketing functions and leverage the supply chain for economic and efficiency purposes.

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

Kemlite is the world’s largest manufacturer of fiberglass-reinforced plastic (“frp”) panels for recreational vehicles (“RVs”), truck trailers, building products and industrial building materials. Polyflon designs and manufactures microwave laminates, high-voltage radio frequency capacitors and other specialty components. Kemlite comprises 99% of total segment sales.

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

2003 REVIEW MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS

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

CMS has focused on operational excellence to significantly improve operations and customer focus. CMS inventory turnover has improved to 4.5 turns in 2003 from 4.2 turns in 2002 and 3.3 turns in 2001, a 36% improvement in two years. Operating working capital as a percentage of sales has been reduced from 28% in 2001 to 23% at the end of 2002 and 20% at the end of 2003. Customer metric improvements include nearly 100% on-time deliveries in 2003 and lead-times down to four days in 2003 from six days in 2002 and 11 days in 2001.

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

In June 2003, the Company purchased certain pipe coupling and fittings businesses from Etex Group S.A. (“Etex”). These businesses provide pipe jointing and repair solutions to the water, gas and industrial markets worldwide. Products include grooved pipe systems, pipeline couplings and transition fittings and pipeline equipment. The businesses were integrated into the Company’s subsidiary, Crane Ltd., a leading provider of pipe fittings, valves and related products to the building services, principally heating, ventilating and air conditioning (“HVAC”), and industrial markets in the United Kingdom and Europe.

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

To capture synergies and develop economies of scale, the Valve Group has been in the process of rationalizing operations in an effort to become a more integrated valve company as opposed to a collection of separately operated business units. As a global company, the worldwide sales force will be able to increase sales of complementary products previously sold exclusively by the individual sales forces. In addition to sales, the single valve company structure facilitates integrated procurement activities to leverage volume with suppliers, efficient utilization of the low-cost production facilities in China, India, Mexico and Hungary and results in a lower overall cost base for the business.

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

2003 REVIEW MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS

Controls

(dollars in millions)	2003	2002
Net sales	$63.4	$64.8
Operating profit	4.5	4.8
Assets	49.6	52.5
Operating margin	7.2%	7.4%

Overview

The Controls Segment is comprised of two businesses: Barksdale and Azonix/Dynalco. Barksdale is a producer of ride leveling, air-suspension control valves for heavy trucks and trailers as well as pressure, temperature and level sensors used in a range of industrial machinery and equipment. Azonix/Dynalco is an established manufacturer of electronic human-machine interface panels for harsh and hazardous environments typically found on oil rigs and platforms, as well as large engine compressor monitoring and diagnostic systems.

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

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

Years Ended December 31, (in thousands, except per share data)	2004	2003	2002	2001	2000
Net sales	$1,890,335	$1,635,991	$1,516,347	$1,587,180	$1,491,190
Operating (loss) profit	(161,490)	169,012	39,671	171,684	184,026
Interest expense	(23,161)	(20,010)	16,900	21,187	21,564
(Loss) income before taxes and cumulative effect of a change in accounting principle	(168,170)	151,164	24,453	135,817	190,360
(Benefit) provision for income taxes	(62,749)	46,861	7,825	47,197	66,631

(Loss) income before taxes and cumulative effect of a change in accounting principle	(105,421)	104,303	16,628	88,620	123,729
Cumulative effect of a change in accounting principle	—	—	(28,076)	—	—

(Loss) income from continuing operations	(105,421)	104,303	(11,448)	88,620	123,729

(Loss) income from continuing operations per diluted share before cumulative effect of a change in accounting principle	(1.78)	1.75	0.28	1.47	2.02
Cumulative effect of a change in accounting principle	—	—	(0.47)	—	—

(Loss) income from continuing operations per diluted share	(1.78)	1.75	(0.19)	1.47	2.02
Cash dividends per common share	0.40	0.40	0.40	0.40	0.40
Total assets	2,116,508	1,811,776	1,413,696	1,292,115	1,143,851
Long-term debt	296,592	295,861	205,318	302,368	213,790

QUARTERLY RESULTS FOR THE YEAR

Years Ended December 31, (in thousands, except per share data)	First	Second	Third	Fourth	Year
2004
Net sales	$448,306	$479,107	$477,320	$485,602	$1,890,335
Cost of sales*	305,926	324,348	687,863	328,531	1,646,668
Gross profit (loss)	142,380	154,759	(210,543)	157,071	243,667
Net (loss) income	22,177	31,238	(205,206)	46,370	(105,421)

Net (loss) income per basic/diluted share	.37	.53	(3.48)	.78	(1.78)

2003
Net sales	$376,470	$405,973	$425,291	$428,257	$1,635,991
Cost of sales*	257,275	274,357	288,949	285,585	1,106,166
Gross profit	119,195	131,616	136,342	142,672	529,825
Net income	16,496	26,007	28,134	33,666	104,303

Net income per diluted share	.28	.44	.47	.56	1.75

*	Includes asbestos and environmental changes

MARKET AND DIVIDEND INFORMATION – CRANE CO. COMMON SHARES

	New York Stock Exchange Composite Price per Share				Dividends per Share
Quarter	2004 High	2004 Low	2003 High	2003 Low	2004	2003
First	$33.00	$29.45	$20.65	$15.19	$.10	$.10
Second	$34.40	$29.03	$22.89	$16.97	$.10	$.10
Third	$31.46	$25.83	$26.52	$22.31	$.10	$.10
Fourth	$32.39	$27.26	$30.81	$23.30	$.10	$.10

					$.40	$.40

On December 31, 2004 there were approximately 4,121 holders of record of Crane Co. common stock.

Crane Co. common share ownership inclusive of stock options exercisable by Management and Directors are as follows:

5% Holders 24%, Other Institutional Holders 47%; Retail Shareholders, 18%; Management and Directors, 6%; and Employee Benefit Plans, 5%.

COMMITTEES

The Company has four standing committees, namely the Executive Committee, Audit Committee, Management Organization and Compensation Committee, and Nominating and Governance Committee. Other than the Executive Committee, each committee is composed entirely of independent directors as defined by the NYSE.

Executive Committee

This committee, which meets when a quorum of the full Board of Directors cannot be readily obtained, may exercise any of the powers of the Board of Directors, except for (i) approving an amendment of the Company’s Certificate of Incorporation or By-Laws, (ii) adopting an agreement of merger or sale of substantially all of the Company’s assets or dissolution of the Company, (iii) filling vacancies on the Board or any committee thereof or (iv) electing or removing officers of the Company.

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

Managing Director

Bigelow Media

Investment in Media and

Entertainment Companies

Karen E. Dykstra (2)

Chief Financial Officer

Automatic Data Processing, Inc.

Worldwide Computer Services

Robert S. Evans (1)

Chairman of the Board

Eric C. Fast (1)

President, Chief Executive Officer

and Acting Chief Financial Officer

of the Company

Richard S. Forté (2)

Retired Chairman

Forté Cashmere Company

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

Charles J. Queenan, Jr. (2, 4)

Senior Counsel

Kirkpatrick & Lockhart Nicholson Graham LLP

Attorneys at Law

James L. L. Tullis (3)

Chief Executive Officer

Tullis-Dickerson & Co.

Venture Capital to

Health Care Industry

Corporate Officers

Eric C. Fast

President, Chief Executive Officer

and Acting Chief Financial Officer

Gil A. Dickoff

Treasurer

Augustus I. duPont

Vice President,

General Counsel and Secretary

Elise M. Kopczick

Vice President,

Human Resources

Max H. Mitchell

Vice President,

Operational Excellence

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

(3)	Member of the Management Organization and Compensation Committee

(4)	Member of the Nominating and Governance Committee

SHAREHOLDER INFORMATION

Crane Co. Internet Site and Shareholder Information Line

Copies of Crane Co.’s report on Form 10-K for 2004 as filed with the Securities and Exchange Commission as well as other financial reports and news from Crane Co. may be read and downloaded off the Internet at www.craneco.com.

If you do not have access to the Internet, you may request free printed materials by telephone, toll-free, from our Crane Co. Shareholder Direct® information line at 1-888-CRANECR (1-888-272-6327).

Both services are available 24 hours a day, 7 days a week.

Annual Meeting

The Crane Co. annual meeting of shareholders will be held at 10:00 a.m. on April 25, 2005, at the Westin Hotel One First Stamford Place Stamford, CT 06902.

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

1-800-254-2826

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

EquiServe Trust Company, N.A. Crane Co.

Dividend Reinvestment Plan

P.O. Box 43081

Providence, RI 02940-3081

Design Salsgiver Coveney Associates, Westport, CT