Form 10-K, Exhibit 13
period 2005-12-31
CRANE CO /DE/
filed 2006-03-09
CIK 25445

Exhibit 13

Except for those portions of the Annual Report that are expressly incorporated herein by reference, the Annual Report is furnished for the information of the Securities and Exchange Commission and is not deemed filed as part of this Form 10-K.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS

In the pages that follow, we discuss results, along with the events, trends, market dynamics and management initiatives that influenced them.

	Net Sales		Favorable/ (Unfavorable) Change		Operating Profit		Favorable/ (Unfavorable) Change		Operating Margin (%)

(dollars in millions)	2005	2004	$	%	2005	2004	$	%	2005	2004
Segment Results:
Aerospace & Electronics	$554	$512	$42	8	$86	$93	$(7)	(7)	15.5	18.1
Engineered Materials	305	276	29	10	63	54	9	17	20.7	19.6
Merchandising Systems	166	169	(3)	(2)	13	10	3	32	7.7	5.7
Fluid Handling	954	862	92	11	76	52	24	46	8.0	6.1
Controls	82	72	10	14	7	5	2	32	8.9	7.7
Elimination	—	(1)	1	—	—	—	—	—	—	—

Total Segment Results	$2,061	$1,890	$171	9	$245	$214	$31	15	11.9	11.3

Corporate expense	—	—	—	—	(31)	(28)	(3)	(11)	—	—

Subtotal	2,061	1,890	171	9	214	186	28	15	10.4	9.9

Corporate–
Asbestos charge						(307)	307
Corporate–
Environmental charge						(40)	40

Total	$2,061	$1,890	$171	9	$214	$(161)	$375		10.4	(8.5)

Sales Growth:
Core business			157	8
Foreign exchange			14	1

Increase			$171	9

Overview

The Company’s primary markets are aerospace, defense electronics, recreational vehicle, transportation, automated merchandising, petrochemical, chemical and power generation. Commercial aircraft production increased slightly in 2005 with continued growth expected in 2006. A higher business jet market is expected in 2006, while a declining trend in regional jet production is expected to continue. A modest increase in sales is expected in the defense electronics market in 2006. The 2005 demand in the recreational vehicle (“RV”) market remained high, as build rates continued at record levels. In 2006, RV deliveries are expected to be down slightly. The strong transportation trailer industry trend is represented by the 6% higher refrigerated trailer and dry van builds in 2005, but only a slight increase is anticipated in 2006. A key market driver for the automated merchandising market is factory employment, which remained flat in 2005 with no significant change anticipated in 2006. Demand from the petrochemical, chemical and power generation markets improved in 2005, and this trend is anticipated to continue next year for each of these markets.

Sales in 2005 increased $171 million, or 9%, to $2.061 billion compared with $1.890 billion in 2004. The sales increase was primarily due to core business growth of $157 million, or 8%. Sales growth also included $14 million from favorable foreign exchange. The Aerospace & Electronics segment’s sales increased $42 million, or 8%. The Aerospace Group had strong commercial OEM (Original Equipment Manufacturer) sales and higher aftermarket revenue. The Electronics Group experienced sales growth across most markets. In the Engineered Materials segment, demand for

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS

fiberglass-reinforced panels from the recreational vehicle and transportation trailer markets remained strong. Overall, the vending machine market was weak in 2005, particularly in the second half, resulting in a slight sales decline compared with 2004 for the Merchandising Systems segment. The Fluid Handling segment’s sales increased $92 million, or 11%, and included sales of $5 million from acquisitions, a $9 million decline from a 2004 disposition, and favorable foreign exchange of $14 million. Excluding acquisitions, dispositions and foreign exchange, this segment’s sales increased 10%, reflecting the improved conditions in general industrial markets.

Total segment operating profit was $31 million, or 15%, higher in 2005 than in the prior year, and reflected improvement in four of the five operating segments. Higher sales from price increases and transportation market growth, in addition to operational improvement initiatives, led to increased operating profit in the Engineered Materials segment. Productivity gains from cost reduction activities, including negotiated procurement savings, outsourcing and value engineering, led to the operating profit increase in the Merchandising Systems segment. Fluid Handling operating profit benefited from pricing initiatives to offset raw material cost increases first experienced in 2004, as well as lean manufacturing initiatives. Aerospace Group operating profit was up slightly from last year, while the Electronics Group experienced lower operating profit due to lower-margin and loss contracts, and operating inefficiencies. This led to an overall decrease in operating profit in the Aerospace & Electronics segment.

Segment operating margins increased to 11.9% from 11.3% in 2004. This increase was mostly due to price increases and productivity improvements experienced in the Engineered Materials and Fluid Handling segments and cost reduction activities in the Merchandising Systems segment. The increase was somewhat offset by the unfavorable margins at the Aerospace Group from mix, right-sizing and new product development costs and, in the Electronics Group, from the costs associated with operating difficulties and lower-margin and loss contracts.

Operating income of $214 million compares favorably with the operating loss of $161 million experienced in 2004 (which included $347 million of asbestos and environmental charges). During 2004, the Company recorded a non-cash, pre-tax charge of $307 million ($203 million after-tax) for asbestos and $40 million for environmental liabilities ($26 million after taxes).

2005 net income was $136 million, or $2.25 per share, as compared with a net loss of $105 million, or $1.78 per share, in 2004. The 2004 net loss included non-cash charges for asbestos ($203 million, or $3.43 per share) and environmental ($26 million, or $.44 per share) liabilities and a gain from the sale of Victualic ($6.5 million, or $0.11 per share).

Asbestos Charge In October 2004, the Company reached an agreement in principle with representatives of a majority of then current claimants and an independent representative of future claimants to resolve all current and future asbestos-related personal injury claims against the Company, to be structured and implemented pursuant to Section 524(g) of the U.S. Bankruptcy Code. MCC Holdings, Inc., an indirect wholly-owned subsidiary of the Company formerly known as Mark Controls Corporation (“MCC”), entered into a Master Settlement Agreement (“MSA”) with representatives of a majority of then current claimants and a Settlement Trust Agreement, providing for a $280 million trust to be funded and administered to pay asbestos-related personal injury claims settled under the MSA. In connection with the terms of the MSA, which would have brought finality to this overall obligation, a third quarter 2004 asbestos charge of $322 million (pre-tax and after insurance) was recorded.

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

The termination of the MSA placed the Company and asbestos claimants back into the tort system for the resolution of claims. In the fourth quarter of 2004, Crane Co. management, with the assistance of outside experts, made its best estimate of settlement and defense costs through 2011 (including certain related fees and expenses). The estimated asbestos liability was reviewed in light of these changes and resulted in a $14 million reduction to estimated cost after anticipated insurance recoveries, but before taxes, in the fourth quarter of 2004.

In the fourth quarter of 2005, Crane Co. management, with the assistance of outside experts, updated its estimate of asbestos settlement and defense costs through 2011 (including certain fees and expenses). Based on this review, the Company determined that no change in the liability was required.

Environmental Charge In 2004, an environmental charge of $40 million (pre-tax) was recorded for anticipated environmental cleanup costs. This charge was based on an agreement in principle with the U.S. Environmental Protection Agency on the scope of work for further investigation and remediation of the Company’s Goodyear, Arizona Superfund site.

Management of the Company reviewed the status of this environmental accrual at December 31, 2005 and determined that no additional charge was necessary.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS

Aerospace & Electronics

(dollars in millions)	2005	2004
Net sales	$554	$512
Operating profit	86	93
Assets	476	480
Operating margin	15.5%	18.1%

Overview

The Aerospace & Electronics segment has two groups, the Aerospace Group and the Electronics Group, each structured as one company to reduce operating costs, eliminate duplication of overhead and capital expenditures, leverage and share intellectual capital, improve focus on customer solutions and provide the structure for efficient integration of acquisitions. In 2005, segment revenue was derived 61% from the Aerospace Group and 39% from the Electronics Group.

The Aerospace Group products are currently manufactured under the brand names Hydro-Aire, ELDEC, Lear Romec, P.L. Porter (“Porter”) and Resistoflex-Aerospace. The Group’s products are organized into the following solution sets: Landing Systems, Sensing and Controls, Fluid Management, Aircraft Electrical Power and Cabin.

The Electronics Group products are currently manufactured under the brand names Interpoint, ELDEC, Keltec, STC Microwave Systems, Olektron and General Technology. The Group’s products are organized into the following solution sets: Power, Microwave Systems, Electronic Manufacturing Services and Microelectronics/Wireless Monitoring.

2005 Operating Results

Sales of the Aerospace & Electronics segment increased $42 million, or 8%, in 2005 to $554 million. Operating profit declined $7 million, or 7%. Aerospace Group operating profit was up slightly, and Electronics Group operating profit declined because of the dilutive effect of lower-margin and loss contracts and operating inefficiencies. The operating margin for the segment was 15.5% in 2005 compared with 18.1% in 2004, reflecting the Electronics Group’s performance difficulties and the Aerospace Group’s OEM/aftermarket mix, higher engineering investment to support current and future sales, and additional costs for facility closure and workforce reductions. For the segment, operating working capital as a percent of sales improved to 26.2% at December 31, 2005 compared with 26.4% at December 31, 2004.

Aerospace Group

Aerospace Group sales increased by 10%, from $308 million in 2004 to $339 million in 2005. Sales growth reflected a strong increase in OEM demand and, to a lesser extent, higher aftermarket volume and incremental revenue of $4 million from the early 2004 acquisition of the Porter seat actuation business. Operating profit was up slightly in 2005, when compared with 2004, as increased earnings from strong OEM sales and increased high-margin aftermarket business were partly offset by the cost of workforce reductions, facility consolidations and increased engineering investment for new aircraft programs.

The commercial market accounted for about 78% of Aerospace Group sales in 2005, while sales to the military market were approximately 22% of the total. Sales in 2005 by the Group’s five solution sets were as follows: Landing Systems, 27%; Sensing and Controls, 23%; Fluid Management, 28%; Aircraft Electrical Power, 8%; and Cabin, 14%.

The Aerospace Group’s core business shipments to OEM customers in 2005 increased 15% above 2004 as a result of a significant increase in demand from the commercial market. Aftermarket sales in 2005 increased slightly compared with 2004. Sales to OEMs were 62% of the total in 2005 compared with 59% in 2004.

In 2005, the Aerospace Group continued to invest in new technology and new markets with an emphasis on products that improve safety and/or reduce operating costs. One new product is the hand-held SmartStem System introduced in 2005, which replaces the existing valve stem in an aircraft wheel with a radio frequency-equipped valve stem capable of

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS

communicating tire pressure, temperature and other stored data wirelessly. The ease of use of the SmartStem System reduces labor costs, while the technology extends the life of a tire. SmartStem has been selected by Cessna for the business jet market using a handheld system and by Boeing for the 787/777 commercial aircraft using an on-board system. Another product under development is a weight and balance system (“AirWeighs™”). The AirWeighs system converts landing gear struts into scales that measure an aircraft’s weight and determine the center of gravity in seconds, versus the older method that calculates this information using average passenger and baggage weights. Automatically measuring actual aircraft weight and center of gravity information improves airline operations and enhances aircraft performance while focusing on safety. The Company is working with customers to incorporate this product into their aircraft.

In 2004, the Aerospace Group established the Cabin Systems solution set with the acquisition of Porter. In 2005, the Aerospace Group completed a facility consolidation of the Porter Woodland Hills, California, site into the Hydro-Aire Burbank, California, site to further improve the combined profitability of these units.

Electronics Group

In 2005, Electronics Group sales increased 6% to $215 million from $204 million in 2004. Operating profit declined by 24%. The Group faced operational challenges including meeting increased Power Solutions customer demand and the effect of lower-margin and loss contracts in Electronic Manufacturing Solutions and Microwave Solutions Systems. However, margins have shown significant improvement in the second half of 2005.

Electronics Group sales by market in 2005 were as follows: military/defense, 85%; commercial aerospace, 9%; medical, 3%; and space, 3%. Sales in 2005 by the Group’s solution sets were as follows: Power, 53%; Microwave Systems, 22%; Electronic Manufacturing, 12%; and Microelectronics/ Wireless Monitoring, 13%.

Power Solutions, the largest solution set of the Group, accounted for 53% of total Group revenue. Revenue growth during 2005 was strong at 12%. Operating profit margins in Power Solutions remained strong, the strongest for all product lines in the Electronics Group. Backlog at December 31, 2005, was 24% above prior-year levels.

Microwave Systems Solutions accounted for 22% of the Group’s total revenue. Revenue growth during 2005 was 7%. Operating profit was down 33% compared with 2004 and was impacted by costs associated with manufacturing throughput issues. Backlog at December 31, 2005, was 8% above prior year levels.

Electronics Manufacturing Solutions accounted for 12% of the Group’s revenue. This Solution set experienced a decline in revenues and had operational and business challenges resulting in an operating loss in 2005. Backlog at December 31, 2005, was 56% below prior year levels because of weak orders.

Microelectronics Solutions, which accounts for 13% of the Group’s total revenue, supports military and classified customers with unique solutions to their requirements and provides electronic solutions to the biomedical industry. Revenue growth during 2005 was 13%. Backlog at December 31, 2005, was 14% above prior year levels.

Outlook

For 2006, management expects the segment to show a modest increase in sales and operating profit with improved margins in both the Aerospace and Electronics Groups.

Improved sales and operating profit of the Aerospace Group are expected largely from strong 2006 OEM demand for commercial aircraft driven by record commercial aircraft build rates and productivity improvements. The anticipated improvement in the Aerospace Group’s margin is expected to be tempered by engineering investment for new programs and unfavorable mix of aftermarket sales.

In the Electronics Group, a modest increase in sales with improved margins is expected in 2006. Continued operating improvements are expected to more than offset the increased cost of engineering activities associated with new program wins and an expanded sales force.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS

Engineered Materials

(dollars in millions)	2005	2004
Net sales	$305	$276
Operating profit	63	54
Assets	189	188
Operating margin	20.7%	19.6%

Overview

The Engineered Materials segment is largely made up of the Kemlite fiberglass-reinforced plastic (“frp”) panel business, but it also includes Polyflon, a small specialty component business. Kemlite is the world’s largest manufacturer of frp panels for recreational vehicles (“RV”), truck trailers, building products and industrial building materials. Polyflon’s small, specialty components are used primarily as substrate materials for antennas.

2005 Operating Results

Engineered Materials sales increased by $29 million, or 10%, from $276 million in 2004 to $305 million in 2005. Operating profit increased by $9 million from $54 million in 2004 to $63 million in 2005. Operating margins were 20.7% in 2005 compared with 19.6% in 2004.

In 2005, Kemlite’s sales increased 10%, while operating profit increased 17%. Sales of frp panels to the RV market were up 5%, primarily due to price increases implemented in the latter half of 2004 and the first quarter of 2005. Demand remained high in the RV market, as 377,000 units were built in 2005, higher than the twenty-five year record-setting build rate of 368,000 units in 2004. Sales of translucent roofs and interior scuff and liner panels for transportation trailers increased 20% in 2005 compared with 2004, as frp panels continued to displace traditional materials. Kemlite’s sales to the transportation market also benefited from price increases and incremental sales generated by an innovative new product, ArmorTuf, a high performance, lightweight, extremely impact-resistant liner panel. In addition, sales of frp “Design Solutions,” decorative products for the commercial building market, also increased.

Operating margins improved in 2005 primarily as a result of price increases to keep pace with the rise in raw material costs as well as operating efficiencies related to operational excellence programs, particularly higher manufacturing yield on materials.

In addition to cost reduction programs and operational excellence, the discipline of the strategic deployment process helped to drive improved profitability and working capital efficiencies. The working capital investment level was reduced to 5.1% of sales in 2005 compared with 5.3% in 2004 and on-time delivery remained very high at 97%.

Polyflon had sales of $3 million with operating profit margins of 22.1% in 2005.

Outlook

The Engineered Materials segment sales are expected to increase in 2006 because of continued displacement of traditional materials by frp, expansion and increased adoption of new products and price increases. Additionally, Kemlite plans to introduce a new continuous fiberglass-reinforced thermoplastic product line named Zenicon. The lightweight, puncture resistant, recyclable thermoplastic panel will provide an entry into a variety of markets in which Kemlite does not presently participate. In an effort to more clearly describe the expanding array of products that Kemlite will offer, Kemlite’s name was changed to Crane Composites, Inc. as of January 1, 2006.

For 2006, slight growth in the transportation trailer market is anticipated, building products markets are expected to be flat and the RV market is anticipated to have a slight decline. The Engineered Materials segment anticipates some market share gains for sales increases.

In the dry van, trailer transportation and RV industry, Kemlite has a substantial portion of the overall frp market, but a much smaller share of the total panel market. Kemlite is continuing its efforts to replace aluminum, steel and wood panels in trailers, as well as aluminum exterior roofing and sidewall panels, with its frp panels. In the RV market, substitution targets include aluminum travel-trailer sidewalls, aluminum motor home sidewalls and rubber and aluminum roofing.

Kemlite has a very small percentage of the building products market. It has introduced a number of new decorative panel products in the last few years. Optimax HPL and Matrex were introduced in 2003 and 2004, respectively. In 2005, Kemlite introduced Formica FrpSelect and Varietex. Kemlite seeks to displace ceramic tile, wood, vinyl and other alternate materials in traditionally non-frp areas of commercial buildings with its products.

Kemlite’s strategy for 2006 includes the expansion of its presence internationally by increasing its sales force, technical assistance and product distribution in these countries.

Management anticipates higher revenue levels in 2006 than in 2005 from new product introductions and international expansion as well as market share gains and price increases. Raw material pricing is expected to be stable in 2006, at the level experienced in the second half of 2005. This stability, coupled with the higher sales levels and continued emphasis on all aspects of operational excellence and productivity improvement, is expected to result in an increase in 2006 operating profit and stable, strong margins.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS

Merchandising Systems

(dollars in millions)	2005	2004
Net sales	$166	$169
Operating profit	13	10
Assets	104	122
Operating margin	7.7%	5.7%

Overview

The Merchandising Systems segment, in 2005 and 2004, was comprised of two businesses: Crane Merchandising Systems (“CMS”), which makes food, snack and beverage vending machines as well as vending management software; and National Rejectors (“NRI”), which is based in Germany and makes coin changers and validators.

In January 2006, the Company acquired CashCode Co. Inc. (“CashCode”) for $86 million in cash. CashCode manufactures banknote validators for use in a variety of niche applications in the vending, gaming, retailing and transportation industries. Its bill-to-bill system has the capability to validate, store and recycle bills, allowing the cash taken in from one customer to be used for change to another customer. CashCode had sales of approximately $48 million in 2005 and serves a global marketplace with 75% of its sales outside the United States, of which the majority are in Europe and Russia. Located in Concord, Ontario, this acquisition is a strong complementary fit, as NRI is a leader in coin validation systems and CashCode is a leader in bill validation. The expanded customer base, geographic presence and product portfolio can be mutually leveraged by all three businesses.

CMS, which accounted for 82% of the 2005 segment sales, is primarily located in St. Louis, Boston and in Chippenham, England. Crane Merchandising Systems’ competitive advantage is the direct-sales business model, which allows more cost-efficient distribution, shorter lead times on equipment purchases and enhanced customer communications resulting in better customer service.

The CMS business unit is working to broaden product appeal to vending operators who are seeking to maximize return on investment and consumers who are looking for greater selection, product quality and transactional confidence.

Three new products introduced late in 2004 are being well received in the marketplace. These include a new food machine and a combination refrigerated machine that has the capability to vend snacks, food and bottles from one machine. Another introduction, Genesis, a “bean to cup” espresso table-top model, is making inroads in the demanding European coffee machine market.

2005 Operating Results

Segment sales were down slightly in 2005 at $166 million when compared with 2004 including favorable foreign currency translation of $0.6 million. Operating profit increased to $13 million, or 32%, from $10 million in 2004.

CMS sales of $136 million were down 3% from $141 million in 2004. Industry-wide demand for vending machines was weak in the second half of 2005. The softer sales reflect route operators’ lower profitability from higher gas prices and confectionary food costs and continued weakness in end markets, in part, from hurricane disruption. Operating profit declined 3% as the effect of the reduced sales volume in vending was partly offset by effective control of costs, including negotiated procurement savings, headcount reductions and value engineering. Softer sales also contributed to an increase in working capital from 17.0% of sales in 2004 to 18.0% in 2005.

CMS has been concentrating on operational excellence to significantly improve both customer focus and operations. On-time deliveries were maintained at a very high rate of 98% in 2005 and 97% in 2004.

NRI’s net sales in 2005 were $30 million, up 7%, when compared with 2004 sales of $28 million. Major factors in the improvement were increased sales of coin changers into the U.S. and improved demand in Europe. NRI had a profitable year in 2005 versus an operating loss in 2004. The additional sales, an improved cost structure from headcount reductions and lower severance costs accounted for the increase in operating profit.

Outlook

2006 sales are expected to grow primarily from the CashCode acquisition. Management expects to continue its emphasis on disciplined pricing and cost reductions. Value engineering is an important initiative in reducing product costs. The CashCode acquisition is expected to be modestly accretive to 2006 earnings.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS

Fluid Handling

(dollars in millions)	2005	2004
Net sales	$954	$862
Operating profit	76	52
Assets	693	735
Operating margin	8.0%	6.1%

Overview

The Fluid Handling segment consists of the Crane Valve Group, Crane Ltd., Resistoflex-Industrial, Crane Pumps & Systems, Crane Supply and Crane Environmental. The Valve Group manufactures and sells various types of industrial and commercial valves and actuators and provides valve testing, parts and services. Crane Ltd. manufactures pipe fittings, commercial valves, couplings and connectors for the building services, gas and water utility markets. Resistoflex-Industrial manufactures corrosion-resistant, plastic lined pipe, fittings and hose. Crane Pumps & Systems manufactures and sells pumps and pressure sewer systems for a wide range of applications. Crane Supply is a Canada-based distributor of pipe, valves and fittings, and Crane Environmental manufactures specialized water purification solutions for industrial and commercial markets.

Revenues of the Fluid Handling segment in 2005 were derived as follows: Valve Group, 53%; Crane Ltd., 13%; Resistoflex-Industrial Products, 5%; Crane Pumps & Systems, 11%; Crane Supply, 16%; and Crane Environmental, 2%.

The Fluid Handling segment experienced strong sales growth of 11% together with a 46% improvement in operating profit attaining an operating margin of 8.0% in 2005. Operating margins improved significantly from 6.1% in 2004 with increases in 5 of the 6 operating groups. Significant pricing initiatives were enacted to offset the negative impact in 2004 from raw material price increases and to keep pace with the continuing, yet more moderate, increases of 2005. A drive towards lean manufacturing across all business units has increased efficiency and profitability. Although challenges still remain, the supply chain has significantly strengthened from 2004 highlighted by the establishment of a second low-cost country source on many of our key components and increased productivity and output from our China joint ventures.

Demand for most of our industrial products, which is mainly driven by the chemical, petrochemical, pharmaceutical, oil and gas, refining, power, bio-fuels and mining markets, remained strong. Refineries increased spending in 2005 to keep up with the demand for gasoline. Refineries have been running at full capacity without planned shutdowns, resulting in a higher project-to-MRO (maintenance, repair and overhaul) mix and a build up of future shutdown maintenance opportunity. Product demand from alternative fuel markets has also increased, partly due to incentives to reduce U.S. dependence on foreign oil and state legislation to replace certain fuel additives with ethanol. Conversely, demand was not as strong in the bulk pharmaceutical industry, which represents approximately 32% of our lined pipe and fitting end market. Capital spending in this market was significantly reduced as a result of litigation related to various drugs.

Along with increased sales and profitability, the Fluid Handling segment also made strides in several other key areas. New pricing disciplines were incorporated to offset raw material price increases and cost increases resulting from the re-valuation of the Chinese currency. Fluid Handling inventory turns have improved to 3.6 at December 31, 2005 from 3.4 at December 31, 2004, while working capital as a percentage of sales was 24.3% at December 31, 2005 compared with 26.1% at December 31, 2004.

2005 Operating Results

Fluid Handling sales of $954 million increased $92 million, or 11%, from $862 million in 2004. The sales gain was derived as follows: $82 million from 10% growth of core businesses; $5 million from acquisitions and $14 million from favorable currency translation; offset by a $9 million decrease from the absence of Victaulic, which was sold at the end of 2004. Core business growth was driven by industrial valve volume growth and sales price increases. Operating profit of $76 million in 2005 increased $24 million, or 46%, compared with $52 million in 2004. This increase is primarily a result of the higher revenue, increased operating efficiencies, continued migration towards low-cost country sourcing and pricing increases. Operating profit margin was 8.0% in 2005 compared with 6.1% in 2004.

Valve Group sales of $505 million increased $45 million, or 10%, from $460 million in 2004. Sales growth was $42 million, or 9%, from core businesses and 1% from favorable foreign currency translation. The revenue increase in the Valve Group was primarily due to the increased project business across all end markets at Xomox, strong power market demand and improved sales of China-sourced cast steel product at Crane Valves North America. In addition, the Company’s marine valve unit was successful in implementing price increases and

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS

Crane Process Flow Technologies had strong project growth in 2005. Operating profit of $35 million in 2005 increased $16 million, or 85%, compared with $19 million in 2004, reflecting increased sales, improvement in the marine valve business and overall improved operating costs. Valve Group inventory turns have improved to 3.5 at December 31, 2005 from 3.3 at December 31, 2004, while working capital as a percentage of sales was 26.3% at December 31, 2005 compared with 28.4% at December 31, 2004.

Crane Ltd. sales increased to $135 million, or 12%, from $120 million in 2004. Core sales growth was $23 million, or 19%, while the disposition of Victaulic resulted in lower sales of $9 million, or 7%. Foreign currency translation reduced sales by 1%, which was offset by incremental sales from the 2004 Hattersley acquisition. The building service market, although relatively static, contributed to the sales growth as a result of improved product availability of the Hattersley line and increased pricing. Export demand for Crane valves was also strong with sales increasing by 64% over the prior year. The Wask product line, which is used in the gas market, had a record year driven by strong demand in the U.K. The U.K. government-regulated water market, in which the Viking Johnson product line is sold, experienced flat sales in 2005 when compared with 2004. Operating profit increased 94% to $13 million from approximately $7 million in 2004. An improved cost base from strategic sourcing and value engineering, major improvements in operating efficiency and to a lesser extent, price increases, all contributed to the increased operating profit. Operating profit margins increased from 5.6% in 2004 to 9.7 % in 2005.

Resistoflex-Industrial sales increased 10% to $46 million from $42 million in 2004 primarily due to incremental sales from PSI/Edlon, a third quarter 2005 acquisition. Reduced capital spending by the bulk pharmaceutical processing industry was the main contributor to weakened demand for lined pipe and fittings. A modest increase in MRO spending by the chemical processing industry and penetration into adjacent markets with new hose products offset the weakened pharmaceutical demand. Operating profit increased 55% to $5.2 million driven by benefits realized from past plant consolidations in the U.S., solid improvement in our European operations, strong end-market price increases and the acquisition of the PSI/Edlon business in August 2005.

Revenues for Crane Pumps & Systems increased to $104 million, or 4%, from $100 million in 2004. Growth was driven by a record year in the government market with a strong order trend. There was continued growth in water/waste water and specialty valve areas and successful new product initiatives in the professional plumbing and pressure sewer product lines. These gains were partially negated by declines in our traditional professional plumbing products due to drought conditions across many areas of the country. Significant price increases implemented over the past 18 months fully countered higher material costs. Despite the revenue growth, operating profit decreased from $11 million in 2004 to $7 million in 2005. Salem, Ohio facility closure expenses accounted for $2.5 million of the $4 million decline. Quality costs, primarily related to the decorative water feature product line produced at the Company’s China joint venture, and unfavorable product and customer mix, also reduced 2005 operating profit. Disruption and inefficiencies resulting from the Salem facility closure caused added costs in 2005. The operating inefficiencies were aggressively addressed and largely remedied in the second half of 2005. Benefits from these actions along with the full benefit of the Salem consolidation are expected to be realized in 2006.

Revenues at Crane Supply increased $26 million to $161 million, or a 20% increase from $135 million in 2004, due to continued growth in two key customer segments, contractors and industrial MRO. Continued growth in new construction starts, primarily in the industrial, commercial and institutional segments, and strong MRO activity in the mining and petrochemical markets continued through 2005. Operating profit margin was relatively unchanged at nearly 10% as price increases kept pace with the cost of core commodities.

Crane Environmental had sales of $17 million in 2005, an increase of approximately $1 million over 2004.

Outlook

Management expects gradual improvement in certain Fluid Handling end markets throughout 2006, particularly in the MRO market as maintenance was delayed at refineries in 2005. Improved profit margins are expected as we leverage increased volumes and realize the benefits from facility rationalizations, headcount reductions and operating efficiencies. Raw material costs are expected to remain stable in 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS

Controls

(dollars in millions)	2005	2004
Net sales	$82	$72
Operating profit	7	5
Assets	48	50
Operating margin	8.9%	7.7%

Overview

The Controls segment is comprised of the Barksdale, Azonix and Dynalco businesses. Barksdale is a producer of ride-leveling, air-suspension control valves for heavy trucks and trailers, as well as pressure, temperature and level sensors used in a range of industrial machinery and equipment. Azonix produces ultra-rugged computers, measurement and control systems and intelligent data acquisition products. Dynalco is a manufacturer of engine compressor monitoring and diagnostic systems.

In 2005, orders from the oil and gas industry increased, as record oil prices drove oil exploration and production activities. The heavy truck market growth rate was 26% in 2005, while trailer production was up modestly.

2005 Operating Results

The Controls segment net sales of $82 million increased $10 million, or 14%, in 2005 as compared with 2004. The increase was primarily driven by volume increases from the oil and gas market. Sales were also positively impacted by new market penetration, higher orders from European customers and price increases. Segment operating profit of $7 million increased $2 million in 2005, or 32%, as compared with 2004. The increase in operating margins is mainly a result of volume and price increases.

Barksdale’s 2005 net sales increased 15% from the prior year. This increase is attributable to the strong performance in the oil and gas market, new market penetration and recovery in the European market. Barksdale’s improved margins over the prior year reflected the 33% increase in operating profit from volume and price increases.

Azonix’s net sales increased 23% in 2005 from the prior year. This increase is attributable to strong performance in the oil and gas market. Operating profit more than doubled from 2004. The strong performance was from volume increases, pricing actions and favorable product mix.

Dynalco experienced only a slight increase in sales with a decline in operating profit. Investment in new product development was largely the cause of the reduced profitability.

For the segment, inventory turns have increased to 4.8 times at December 31, 2005, compared with 4.2 times at December 31, 2004, while working capital as a percent of sales was 17.8% at December 31, 2005, compared with 19.9% at December 31, 2004.

Outlook

Management expects strong performance in this segment in 2006 with the continued high growth rate in the oil and gas market as well as planned new product introductions and targeted sales initiatives to gain market share. Only a slight increase in both the trailer and truck markets is anticipated in 2006. These factors together with the operational excellence initiatives are expected to further improve margins.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS

Corporate

(dollars in millions)	2005	2004
Corporate expense	$(31)	$(28)
Corporate expense – Asbestos charge	—	(307)
Corporate expense – Environmental charge	—	(40)

Total Corporate	(31)	(375)
Interest income	2	1
Interest expense	(22)	(23)
Miscellaneous – net	3	15
Effective tax rate	30.8%	37.3%

Total corporate expense decreased $344 million in 2005 due to the asbestos ($307 million) and environmental ($40 million) charges recorded in 2004 which were partly offset by a $3 million expense increase principally from employee-related costs.

Corporate – asbestos charge In October 2004, the Company reached an agreement in principle with representatives of a majority of then current claimants and an independent representative of future claimants to resolve all current and future asbestos-related personal injury claims against the Company, to be structured and implemented pursuant to Section 524(g) of the U.S. Bankruptcy Code. MCC Holdings, Inc., an indirect wholly-owned subsidiary of the Company formerly known as Mark Controls Corporation (“MCC”), entered into a Master Settlement Agreement (“MSA”) with representatives of a majority of then current claimants and a Settlement Trust Agreement, providing for a $280 million trust to be funded and administered to pay asbestos-related personal injury claims settled under the MSA. In connection with the terms of the MSA, which would have brought finality to this overall obligation, a third quarter 2004 asbestos charge of $322 million (pre-tax and after insurance) was recorded.

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

The termination of the MSA placed the Company and asbestos claimants back into the tort system for the resolution of claims. In the fourth quarter of 2004, Crane Co. management, with the assistance of outside experts, made its best estimate of settlement and defense costs through 2011 (including certain related fees and expenses). The estimated asbestos liability was reviewed in light of these changes and resulted in a $14 million reduction to estimated cost after anticipated insurance recoveries, but before taxes, in the fourth quarter of 2004.

In the fourth quarter of 2005, Crane Co. management, with the assistance of outside experts, updated its estimate of asbestos settlement and defense costs through 2011 (including certain fees and expenses). Based on this review, the Company determined that no change in the liability was required.

Corporate expense – environmental charge In 2004, an environmental charge of $40 million (pre-tax) was recorded for anticipated environmental cleanup costs. This charge was based on an agreement in principle with the U.S. Environmental Protection Agency on the scope of work for further investigation and remediation of the Company’s Goodyear, Arizona Superfund site.

Management of the Company reviewed the status of this environmental accrual at December 31, 2005 and determined that no additional charge was necessary.

Interest expense was about flat in 2005 when compared with 2004 reflecting consistent borrowing levels and financing terms.

Miscellaneous – net decreased $12 million in 2005 when compared with 2004. In 2004, the Company recognized $14 million from asset gains, of which $9 million was from the sale of the Victualic trademark and business assets. Equity income from the Industrial Motion Control Holdings LLC (“Ferguson”) joint venture was $6 million, or $2 million above the 2004 earnings of $4 million.

The effective tax rate was 30.8% in 2005 compared with 37.3% in 2004 as a result of the federal tax benefit related to the asbestos and environmental charges recorded in 2004. Excluding the impact of the asbestos and environmental charges, the effective tax rate in 2004 would have been 31.1%.

Liquidity and Capital Resources

Cash Flow In 2005, the Company generated $182 million of cash provided from operating activities as compared with $111 million in the prior year. The $71 million increase was primarily from improved operating results and improved working capital. During 2005, the Company invested $27 million in capital expenditures, paid $27 million in dividends and $9 million for acquisitions. Cash and cash equivalents increased $130 million to $180 million at December 31, 2005.

The Company’s operating philosophy is to use cash provided from operating activities to provide value to shareholders by paying dividends and/or repurchasing shares, by reinvesting in existing businesses and by making acquisitions that will complement its portfolio of businesses.

Long-Term Debt and Notes Payable Net debt decreased by $133 million to $113 million at December 31, 2005 given flat debt levels from long-term agreements in place and higher cash balances from strong cash flow generation in 2005. The net debt to capital percentage was 13.1% at December 31, 2005, down from 27.1% at December 31, 2004.

As of December 31, 2005, the Company, or its subsidiaries, had various local currency credit lines; with maximum available borrowings of $32 million, underwritten by banks primarily in Canada, Germany, Norway, and the United Kingdom. These credit lines are typically available for borrowings up to 364 days and are renewable at the option of the lender. There was $0.3 million outstanding under these facilities at December 31, 2005.

On January 21, 2005, the Company entered into a five-year $450 million revolving credit agreement which extends through 2010. The $150 million term loan component was terminated by the Company in May 2005. The revolving credit component of $300 million allows the Company to borrow, repay, or to the extent permitted by the

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS

agreement, prepay and re-borrow at any time prior to the stated maturity date, and the loan proceeds may be used for general corporate purposes including financing for acquisitions. The contractually committed facility was unused at February 27, 2006 and was not used throughout 2005. The agreement contains certain covenants including interest coverage and leverage ratio tests. The following table illustrates compliance with these financial covenants at December 31, 2005:

	December 31, 2005
	As required by debt covenants		Actual
Interest coverage ratio (1)	≥	3.0 to 1.0	12.25 to 1.00
Leverage ratio (2)		≤ 65%	27.8%

(1)	Ratio of income before taxes adjusted for interest expense, depreciation and amortization to interest expense.
(2)	Ratio of total debt to total adjusted capitalization.

The Company has notes outstanding in an aggregate principal amount of $100 million maturing on October 1, 2006. These notes are unsecured, senior obligations of the Company that bear interest at an annualized rate of 6.75%. The Company has the intention and ability to refinance the $100 million obligation at maturity with long-term borrowings; therefore, it is classified as a long-term at December 31, 2005.

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

In January 2006, the Company acquired CashCode for $86 million in cash. CashCode manufactures banknote validators and will be part of the Company’s Merchandising Systems segment.

Credit Ratings As of December 31, 2005, the Company’s senior unsecured debt was rated BBB- by Standard & Poor’s (“S&P”) and Baa2 by Moody’s Investors Service (“Moody’s”). Under prevailing market conditions, the Company believes that these ratings afford it adequate access to the public and private markets for debt.

Contractual Obligations Under various agreements, the Company is obligated to make future cash payments in fixed amounts. These include payments under the Company’s long-term debt agreements and rent payments required under operating lease agreements. The following table summarizes the Company’s fixed cash obligations as of December 31, 2005:

	Payments due by period
(in thousands)	Total	2006	2007 –2008	2009 –2010	After 2010
Long-term debt(1)	$300,104	$100,004	—	—	$200,100
Fixed interest payments	94,750	17,750	22,000	22,000	33,000
Operating lease payments	51,563	12,951	18,652	7,320	12,640
Purchase obligations	21,949	21,560	389	—	—
Pension and post retirement benefits (2)	302,700	26,700	56,100	58,800	161,100

TOTAL	$771,066	$178,965	$97,141	$88,120	$406,840

(1)	Excludes deferred financing costs and original issue discount. Includes $100 million of 6.75% notes due October 2006, which the Company has the intention and the ability to refinance at maturity with long-term borrowings; therefore, the classification is long-term at December 31, 2005.
(2)	Pension benefits are funded by the respective pension trusts. The postretirement benefit component of the obligation is approximately $2 million per year for which there is no trust and will be directly funded by the Company.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS

Capital Structure

The following table sets forth the Company’s capitalization:

(dollars in thousands) December 31,	2005	2004
Notes payable and current maturities of long-term debt	$254	$371
Long-term debt	293,248	296,592

Total debt	293,502	296,963
Less cash and cash equivalents	180,392	50,727

Net debt*	113,110	246,236
Shareholders’ equity	753,294	663,694

Total capitalization	$866,404	$909,930

Net debt to shareholders’ equity*	15.0%	37.1%
Net debt to total capitalization*	13.1%	27.1%

*	Net debt, a non-GAAP measure, represents total debt less cash and cash equivalents. The presentation of net debt provides useful information about the Company’s ability to satisfy its debt obligation with currently available funds.

Shareholders’ equity increased $90 million, primarily as a result of net income of $136 million and $30 million from stock award programs partly offset by unfavorable currency impacts of $41 million, cash dividends of $27 million and an $8 million charge to other comprehensive income to record a minimum pension liability.

Off-Balance Sheet Arrangements

The Company is a party to a contractually committed off-balance sheet chattel paper financing facility that enables its Crane Merchandising Systems (“CMS”) business to offer various sales support financing programs to its customers. At December 31, 2005 and 2004, $30 million and $32 million respectively, was outstanding. Recourse to the Company for all uncollectible loans made to CMS’ customers by the banks under this agreement is limited to 20% of the outstanding balance per year.

The Company does not have any majority-owned subsidiaries that are not included in the consolidated financial statements, nor does it have any interests in or relationships with any special purpose off-balance sheet financing entities.

The Company’s $27 million investment in the Ferguson joint venture is accounted for under the equity method of accounting. The Company has not guaranteed any of Ferguson’s debt or made commitments for any additional investment.

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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS

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

Accounts Receivable The Company continually monitors collections from customers, and in addition to providing an allowance for uncollectible accounts based upon a customer’s financial condition, it writes off all receivables when customer accounts exceed 90 days past due. The Company aggressively pursues collection efforts on these overdue accounts and upon collection records the recovery. The allowances for doubtful accounts at December 31, 2005 and 2004 were $5.9 million and $7.7 million, respectively.

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

Valuation of Long-Lived Assets The Company reviews the carrying value of long-lived assets for continued appropriateness as circumstances warrant. These reviews are based upon projections of anticipated future undiscounted cash flows. No impairment charges were necessary for the three years ended December 31, 2005. While the Company believes these estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect valuations.

Goodwill and Other Intangible Assets As of December 31, 2005, the Company had $581 million of goodwill and intangible assets with indefinite lives. An annual assessment of the carrying value of goodwill and intangibles with indefinite useful lives is performed by the Company, as required. If the carrying value of goodwill or an intangible asset exceeds its fair value, an impairment loss is recognized. A discounted cash flow model is used to determine the fair value for purposes of testing goodwill and indefinite lived intangible assets for impairment. An impairment charge of $28 million was recorded in 2002 upon adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”. Subsequent to adoption in 2002, no additional impairment charges have been required.

Contingencies The Company is subject to a number of proceedings, lawsuits and other claims (some of which involve substantial dollar amounts) that arise out of the conduct of normal business operations. Certain claims, which are also among the most significant claims the Company is facing, relate to activities conducted or alleged to have been conducted and to business activities that ceased decades ago. They relate principally to asbestos-related claims and environmental matters as set forth in the “Asbestos Liability” and “Other Contingencies” notes to the consolidated financial statements. In general, a liability is recognized for any contingency that is probable and reasonably estimable based on management’s judgment. In estimating the net liability for a contingency, the Company records an asset for the amount considered probable of recovery from its insurance coverage. An asset of $234.6 million has been recorded representing the probable insurance reimbursement for such asbestos-related claims using the rate of 40% for future recoveries.

As previously discussed, management, with the assistance of outside experts, has reviewed the estimated asbestos liability. Because of the many uncertainties inherent in predicting the course of asbestos litigation, management believes that it is not possible to make a meaningful estimate of the Company’s asbestos liability beyond the year 2011. Based on its most recent experience, the Company has made its best estimate of the costs through 2011 of resolving asbestos claims in the tort system. The Company’s best estimate of settlement and defense costs for both pending and future claims through 2011 (including certain related fees and expenses) amounted to $582 million at December 31, 2005, as compared with $650 million at December 31, 2004, or $347 million and $393 million, respectively, after probable insurance recoveries. At December 31, 2005 and 2004, approximately 56% and 60%, respectively, of the asbestos liability represented the estimated cost of future claims against the Company. Total asbestos charges, which were included in Corporate expense were $307 million in 2004, and none in 2005 and 2003. Total pre-tax cash payments for settlement and defense costs net of payments from insurers and including certain legal fees and expenses relating to the terminated MSA for the years ended December 31, 2005, 2004 and 2003 were $45.3 million, $28.1 million and $7.9 million, respectively. The Company also paid $10 million to fund the MSA in 2004 of which $9.9 million was returned in 2005 upon termination of the agreement.

The Company has retained the firm of Hamilton, Rabinovitz & Alschuler, Inc. (“HR&A”), a nationally recognized expert in the field, to assist management in estimating the Company’s asbestos liability in the tort system. HR&A reviews information provided by the Company concerning claims filed, settled and dismissed, amounts paid in settlements and relevant claim information such as the nature of the asbestos-related disease asserted by the claimant, the jurisdiction where filed and the time lag from filing to disposition of the claim. The methodology used by HR&A to project future asbestos costs was based largely on the Company’s experience during 2004 and 2005 for claims filed, settled and dismissed. The Company’s experience was compared to the results of previously conducted epidemi-ological studies estimating the number of people likely to develop asbestos-related diseases. Those studies were undertaken in connection with national analyses of the population of workers believed to have been exposed to asbestos. Using that information, HR&A estimates the number of future claims that would be filed, as well as the related settlement or indemnity costs that would be incurred to resolve those claims. This methodology has been accepted by numerous courts and is the same methodology that is utilized by the expert who is routinely retained by the asbestos claimants committee in asbestos-related bankruptcies. After discussions with the Company, HR&A assumed that costs of defending

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS

asbestos claims in the tort system would increase to $37 million in 2006 and remain at that level (with increases of 4.5% per year for inflation) indexed to the number of estimated pending claims in future years. Based on this information, HR&A compiled an estimate of the Company’s asbestos liability for pending and future claims, based on claim experience over the past two years and covering claims expected to be filed through the year 2011. Although the methodology used by HR&A will also show claims and costs for periods subsequent to 2011 (up to and including the endpoint of the asbestos studies referred to above), management believes that the level of uncertainty is too great to provide for reasonable estimation of the number of future claims, the nature of such claims or the cost to resolve them for years beyond 2011, particularly given the possibility of federal legislation within that time frame. While it is reasonably possible that the Company will incur additional charges for asbestos liabilities and defense costs in excess of the amounts currently provided, the Company does not believe that any such amount can be reasonably estimated beyond 2011. Accordingly, no accrual has been recorded for any costs which may be incurred beyond 2011.

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

Since many uncertainties exist surrounding asbestos litigation, the Company will continue to evaluate its estimated asbestos-related liability and corresponding estimated insurance reimbursement as well as the underlying assumptions and process used to derive these amounts. These uncertainties may result in the Company incurring future charges or increases to income to adjust the carrying value of recorded liabilities and assets, particularly if the number of claims and settlement and defense costs escalates, or if legislation or another alternative solution is implemented; however, the Company is currently unable to estimate such future changes. Although the resolution of these claims may take many years, the effect on results of operations, cash flow and financial position in any given period from a revision to these estimates could be material.

See the full disclosure related to the Company’s asbestos liability in the notes to the consolidated financial statements on page 43.

For environmental matters, the Company records a liability for estimated remediation costs when it is probable that the Company will be responsible for such costs and they can be reasonably estimated. Generally, third party specialists assist in the estimation of remediation costs. The environmental remediation liability at December 31, 2005, is primarily for the former manufacturing site in Goodyear, Arizona (the “Site”) discussed below.

The Site was operated by UniDynamics/Phoenix, Inc. (“UPI”), which became an indirect subsidiary of the Company in 1985 when the Company acquired UPI’s parent company UniDynamics Corporation. UPI manufactured explosive and pyrotechnic compounds, including components for critical military programs, for the U.S. government at the Site from 1962 to 1993, under contracts with the Department of Defense and other government agencies and certain of their prime contractors. No manufacturing operations have been conducted at the Site since 1994. The Site was placed on the National Priorities List in 1983, and is now part of the Phoenix-Goodyear Airport North Superfund site. In 1990, the Environmental Protection Agency (“EPA”) issued administrative orders requiring UPI to design and carry out certain remedial actions, which UPI has done. Groundwater extraction and treatment systems have been in operation at the Site since 1994. A soil vapor extraction system was in operation from 1994 to 1998, was restarted in 2004 and is currently in operation.

In September 2004, after extensive negotiations regarding the scope of work to be undertaken at the Site after discovery of additional trichloroethylene contamination and the detection of perchlorate during routine testing, the Company reached agreement in principle with the EPA on a work plan for further investigation and remediation activities at the Site. This agreement is expected to be incorporated into a consent decree between the Company and the EPA in the near future. The Company recorded a before-tax charge of $40 million in the third quarter of 2004 for the estimated costs through 2014 of further environmental investigation and remediation at the Site, based on this agreement in principle with the EPA. Total environmental costs amounted to $40 million in 2004 and $.6 million in 2003; there were no charges in 2005. The Company does not believe that the ultimate liability for costs to be incurred in connection with the Site will have a material effect on the Company’s financial condition or cash flows; however, there can be no assurance that such costs will not have a material adverse effect on the Company’s results of operations in any given period.

Although it is impossible to predict the outcome of particular lawsuits or claims, the notes to the consolidated financial statements provide a summary of the uncertainties inherent in the process, the significant contingencies currently pending against the Company and the expectations related to the financial outcome of such contingencies. Adjustments to the amounts accrued will be made as circumstances change.

Pension Plans In the U.S., the Company sponsors a defined benefit pension plan that covers approximately 59% of all U.S. employees. The benefits are based on years of service and compensation on a final average pay basis, except for certain hourly employees where benefits are fixed per year of service. This plan is funded with a trustee in respect to past and current service. Charges to expense are based upon costs computed by an independent actuary. The Company’s funding

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS

policy is to contribute annually amounts that are allowable for federal or other income tax purposes. These contributions are intended to provide for future benefits earned to date and those expected to be earned in the future. A number of the Company’s non-U.S. subsidiaries sponsor defined benefit pension plans that cover approximately 32% of all non-U.S. employees. The benefits are typically based upon years of service and compensation. These plans are funded with trustees in respect to past and current service. Charges to expense are based upon costs computed by independent actuaries. The Company’s funding policy is to contribute annually amounts that are allowable for tax purposes or mandated by local statutory requirements. These contributions are intended to provide for future benefits earned to date and those expected to be earned in the future.

The net periodic pension cost was $9 million in 2005 and $7 million in both 2004 and 2003. Employer cash contributions were $6 million in 2005 and $3 million in both 2004 and 2003. The Company expects, based on current actuarial calculations, to contribute cash of approximately $12 million to its pension plans in 2006. Cash contributions in subsequent years will depend on a number of factors including the investment performance of plan assets.

The following key assumptions were used to calculate the benefit obligation and net periodic cost for the periods indicated:

	Pension Benefits
December 31,	2005	2004	2003
Benefit Obligations
U.S. Plans:
Discount rate	6.00%	6.25%	6.40%
Rate of compensation increase	3.65%	3.27%	3.40%

Non-U.S. Plans:
Discount rate	4.95%	5.48%	5.56%
Rate of compensation increase	3.24%	3.60%	3.53%

Net Periodic Cost
U.S. Plans:
Discount rate	6.25%	6.40%	6.75%
Expected rate of return on plan assets	8.75%	8.75%	8.75%
Rate of compensation increase	3.27%	3.40%	3.75%

Non-U.S. Plans:
Discount rate	5.48%	5.56%	5.66%
Expected rate of return on plan assets	6.79%	6.79%	6.80%
Rate of compensation increase	3.60%	3.53%	4.21%

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

Postretirement Benefits Other than Pensions The Company and certain of its subsidiaries provide postretirement health care and life insurance benefits to current and former employees, hired before January 1, 1990, who meet minimum age and years of service requirements. The Company does not pre-fund these benefits and retains the right to modify or terminate the plans. The Company expects, based on current actuarial calculations, to contribute cash of $2 million to its postretirement benefit plans in 2006. The weighted average discount rates assumed to determine postretirement benefit obligations were 6.00% and 6.25% for 2005 and 2004, respectively. The health care cost trend rates assumed were 8.00% and 9.00% for 2006 and 2005, respectively.

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

Total debt outstanding of $294 million at December 31, 2005, was generally at fixed rates of interest ranging from 5.50% to 6.75%.

Following is an analysis of the potential changes in interest rates and currency exchange rates based upon sensitivity analysis that models effects of shifts in rates. These are not forecasts.

•	The Company’s year-end portfolio is comprised primarily of fixed-rate debt; therefore, the effect of a market change in interest rates would not be significant.

•	If, on January 1, 2006, currency exchange rates were to decline 1% against the U.S. dollar and the decline remained in place for 2006, based on the Company’s year-end 2005 portfolio, net income would decline approximately $.5 million.

Forward Looking Statements

Throughout this Annual Report to Shareholders, particularly in the President’s Letter to Shareholders on pages 11-14 and in the sections of Management’s Discussion and Analysis of Operations on pages 18-31, the Company makes numerous statements about expectations of future performance and market trends and statements about plans and objectives and other matters, which because they are not historical fact may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Similar forward looking statements are made in reports to the Securities and Exchange Commission, press releases, reports and documents and in written and oral presentations to investors, shareholders, analysts and others, regarding future results or expected developments. Readers are cautioned to consider, among others, the risk factors that will be described in the Company’s Form 10-K for the period ended December 31, 2005 filed with the Securities and Exchange Commission in March 2006, when evaluating such forward-looking statements about future results or developments.

Management’s Discussion and Analysis of Operations continues on page 53.

CONSOLIDATED STATEMENTS OF OPERATIONS

	(in thousands, except per share data)
For year ended December 31,	2005	2004	2003
Net sales	$2,061,249	$1,890,335	$1,635,991
Operating costs and expenses:
Cost of sales — operations	1,418,662	1,298,874	1,105,566
Asbestos charge	—	307,794	—
Environmental charges	—	40,000	600
Selling, general and administrative	428,965	405,157	360,813

	1,847,627	2,051,825	1,466,979

Operating profit (loss)	213,622	(161,490)	169,012
Other income (expense):
Interest income	2,372	1,366	1,186
Interest expense	(22,416)	(23,161)	(20,010)
Miscellaneous — net	2,945	15,115	976

	(17,099)	(6,680)	(17,848)

Income (loss) before income taxes	196,523	(168,170)	151,164
Provision (benefit) for income taxes	60,486	(62,749)	46,861

Net income (loss)	$136,037	$(105,421)	$104,303

Basic net income (loss) per share	$2.27	$(1.78)	$1.76

Average basic shares outstanding	59,816	59,251	59,394

Diluted net income (loss) per share	$2.25	$(1.78)	$1.75

Average diluted shares outstanding	60,413	59,251	59,716

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

	(in thousands except share data)
Balance at December 31,	2005	2004
Assets
Current assets:
Cash and cash equivalents	$180,392	$50,727
Accounts receivable	289,521	308,140
Inventories	272,354	284,291
Deferred tax assets	42,104	46,983
Other current assets	14,024	12,665

Total current assets	798,395	702,806
Net property, plant and equipment	263,791	287,596
Insurance receivable – asbestos	224,600	245,160
Other assets	223,610	237,415
Intangible assets	60,735	64,450
Goodwill	568,355	579,081

	$2,139,486	$2,116,508

Liabilities and shareholders’ equity
Current liabilities:
Notes payable and current maturities of long-term debt	$254	$371
Accounts payable	149,647	161,477
Current asbestos liability	55,000	67,800
Accrued liabilities	174,366	157,730
U.S. and foreign taxes on income	19,322	22,636

Total current liabilities	398,589	410,014
Long-term debt	293,248	296,592
Accrued pension and postretirement benefits	56,649	40,518
Deferred tax liability	71,406	71,367
Long-term asbestos liability	526,830	581,914
Other liabilities	39,470	52,409
Shareholders’ equity:
Preferred shares, par value $.01; 5,000,000 shares authorized	—	—
Common shares, par value $ 1.00; 200,000,000 shares authorized; 72,426,139 shares issued; 60,408,001 shares outstanding (59,203,270 in 2004) after deducting 12,018,138 treasury shares (13,222,869 in 2004)	72,426	72,426
Capital surplus	114,788	111,434
Retained earnings	814,197	706,505
Accumulated other comprehensive income	31,090	80,246
Treasury stock	(279,207)	(306,917)

Total shareholders’ equity	753,294	663,694

	$2,139,486	$2,116,508

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	(in thousands)
For year ended December 31,	2005	2004	2003
Operating activities:
Net income (loss)	$136,037	$(105,421)	$104,303
Asbestos charges	—	203,272	—
Environmental charges	—	26,000	390
Gain on divestiture	—	(9,468)	—
Income from joint venture	(5,965)	(4,041)	(3,097)
Depreciation and amortization	55,715	55,716	54,025
Deferred income taxes	23,905	18,506	2,778
Cash provided from (used for) operating working capital	5,032	(27,403)	20,859
Payments for asbestos-related fees and costs, net of insurance recoveries	(45,338)	(28,056)	(7,938)
Refund (payment) associated with terminated Master Settlement Agreement	9,925	(10,000)	—
Other	2,234	(8,141)	(8,592)

TOTAL PROVIDED FROM OPERATING ACTIVITIES	181,545	110,964	162,728

Investing activities:
Capital expenditures	(27,164)	(22,507)	(28,128)
Proceeds from disposition of capital assets	6,339	3,738	5,867
Payments for acquisitions, net of cash and liabilities assumed of $388 in 2005, $11,060 in 2004 and $64,168 in 2003	(8,823)	(49,957)	(168,818)
Proceeds from divestitures	—	15,320	1,600

TOTAL USED FOR INVESTING ACTIVITIES	(29,648)	(53,406)	(189,479)

Financing activities:
Equity:
Dividends paid	(26,962)	(23,686)	(23,768)
Reacquisition of shares — open market	—	(42,748)	(6,641)
Reacquisition of shares — stock incentive program	(3,612)	(1,820)	(10,803)
Stock options exercised	22,236	16,329	17,056
Debt:
Repayments of long-term debt	(4,734)	(100,231)	(18,214)
Net (decrease) increase in short-term debt	(109)	363	(48,181)
Issuance of long-term debt	—	—	216,113

TOTAL (USED FOR) PROVIDED FROM FINANCING ACTIVITIES	(13,181)	(151,793)	125,562

Effect of exchange rate on cash and cash equivalents	(9,051)	2,444	7,118

Increase (decrease) in cash and cash equivalents	129,665	(91,791)	105,929
Cash and cash equivalents at beginning of year	50,727	142,518	36,589

Cash and cash equivalents at end of year	$180,392	$50,727	$142,518

Detail of cash provided from (used for) operating working capital (Net of effects of acquisitions):
Accounts receivable	$9,828	$(26,466)	$2,397
Inventories	5,090	(29,221)	20,989
Other current assets	(1,759)	198	(368)
Accounts payable	(8,024)	39,145	7,235
Accrued liabilities	(253)	(30,221)	(12,877)
U.S. and foreign taxes on income	150	19,162	3,483

TOTAL	$5,032	$(27,403)	$20,859

Supplemental disclosure of cash flow information:
Interest paid	$22,597	$25,741	$16,425
Income taxes paid	34,150	32,677	40,825

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in thousands, except share data)	Preferred Shares	Common Shares Issued at Par Value	Capital Surplus	Retained Earnings	Comprehensive Income (Loss)	Accumulated Other Comprehensive (Loss) Income		Treasury Stock	Total Shareholders’ Equity
BALANCE JANUARY 1, 2003	—	$72,426	$106,421	$756,801		$	(,788)	$(285,798)	$649,062

Net income				104,303	$104,303				104,303
Cash dividends				(23,768)					(23,768)
Reacquisition of 756,986 shares								(16,836)	(16,836)
Exercise of stock options, 861,466 shares								17,056	17,056
Tax benefit — stock options and restricted stock			1,674						1,674
Restricted stock awarded, 124,079 shares, net				1,342				1,596	2,938
Currency translation adjustment					51,822		51,822		51,822

Comprehensive income					156,125

BALANCE DECEMBER 31, 2003	—	72,426	108,095	838,678			51,034	(283,982)	786,251

Net loss				(105,421)	(105,421)				(105,421)
Cash dividends				(23,686)					(23,686)
Reacquisition of 1,443,404 shares								(44,568)	(44,568)
Exercise of stock options, 814,724 shares								16,329	16,329
Tax benefit — stock options and restricted stock			3,339						3,339
Restricted stock awarded, 155,839 shares, net				(3,066)				5,304	2,238
Minimum pension liability					(2,072)		(2,072)		(2,072)
Currency translation adjustment					31,284		31,284		31,284

Comprehensive loss					(76,209)

BALANCE DECEMBER 31, 2004	—	72,426	111,434	706,505			80,246	(306,917)	663,694

Net income				136,037	136,037				136,037
Cash dividends				(26,962)					(26,962)
Reacquisition of 23,150 shares								(729)	(729)
Exercise of stock options, 998,331 shares								22,236	22,236
Tax benefit — stock options and restricted stock			3,354						3,354
Restricted stock awarded, 229,550 shares, net				(1,383)				6,203	4,820
Minimum pension liability					(8,046)		(8,046)		(8,046)
Currency translation adjustment					(41,110)		(41,110)		(41,110)

Comprehensive income					$86,881

BALANCE DECEMBER 31, 2005	—	$72,426	$114,788	$814,197			$31,090	$(279,207)	$753,294

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accounting Policies

Nature of Operations Crane Co. (the “Company”) is a diversified manufacturer of engineered industrial products. The Company’s business consists of five reporting segments.

The Aerospace & Electronics segment consists of two product groups: Aerospace and Electronics. Aerospace products include pressure, fuel flow and position sensors and subsystems; electrical power components and subsystems; brake control systems; coolant, lube and fuel pumps; and seat actuation. Electronic products include high-reliability power supplies and custom microelectronics for aerospace, defense, medical and other applications; power management products, electronic radio frequency and microwave frequency components and subsystems for the defense, space and military communications markets; and customized contract manufacturing services and products for military and defense applications.

The Engineered Materials segment consists of Kemlite and Polyflon. Kemlite, representing almost the entire segment, manufactures fiberglass reinforced plastic panels for the truck trailer and recreational vehicle markets, industrial markets and the commercial construction industry. Polyflon is a manufacturer of specialty components, primarily substrate materials for antennas.

The Merchandising Systems segment consists of Crane Merchandising Systems, which makes food, snack and beverage vending machines, including vending machine software, and National Rejectors, Inc., which makes coin changers and validators in Europe.

The Fluid Handling segment manufactures and sells various types of industrial and commercial valves and actuators; provides valve testing, parts and services; manufactures and sells pumps and water purification solutions; distributes pipe, pipe fittings, couplings and connectors; and designs, manufactures and sells corrosion-resistant plastic-lined pipes and fittings.

The Controls segment consists of Barksdale, Azonix and Dynalco. Barksdale is a producer of ride-leveling, air-suspension control valves for heavy trucks and trailers, as well as pressure, temperature and level sensors used in a range of industrial machinery and equipment. Azonix produces ultra-rugged computers, measurement and control systems and intelligent data acquisition products. Dynalco is a manufacturer of engine compressor monitoring and diagnostic systems.

The relative size of these segments in relation to the total Company (both net sales and total assets) can be seen on page 50 –”Segment Information”.

Basis of Presentation The consolidated financial statements include all controlled subsidiaries. Investments in affiliates over which the Company exercises significant influence but which it does not control (generally 20% to 50% ownership) are accounted for under the equity method. All intercompany items have been eliminated.

Use of Estimates The Company’s financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. These require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results may differ from those estimated. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the financial statements in the period in which they are determined to be necessary. Estimates are used when accounting for such items as asset valuations, allowance for doubtful accounts, depreciation and amortization, impairment assessments, employee benefits, taxes, asbestos liability and related insurance receivable and contingencies.

Currency Translation Assets and liabilities of subsidiaries that prepare financial statements in currencies other than the U.S. dollar are translated at the rate of exchange in effect on the balance sheet date; results of operations are translated at the average rates of exchange prevailing during the year. The related translation adjustments are included in accumulated other comprehensive income (loss) in a separate component of shareholders’ equity.

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

Income Taxes The provision for income taxes is based on reported earnings before income taxes. The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”, which provides that deferred income taxes are determined by the asset and liability method. Deferred income taxes are provided for temporary differences between financial and tax reporting. Significant factors considered by the Company in estimating the probability of the realization of deferred taxes include expectations of future earnings and taxable income, as well as application of tax laws in the jurisdictions in which the Company operates. A valuation allowance is provided when the Company determines that it is more likely than not that a portion of a deferred tax asset will not be realized.

Reclassifications Certain reclassifications were made to prior years’ financial statements to conform to the current year’s presentation.

Net Income (Loss) Per Share The Company’s basic earnings per share calculations are based on the weighted average number of common shares outstanding during the year. Diluted earnings per share gives effect to all dilutive potential common shares outstanding during the year. For the year ended 2004, 735,000 shares attributable to the exercise of outstanding options were excluded from the calculation of diluted earnings per share because the effect was anti-dilutive.

(in thousands, except per share data) For year ended December 31,	2005	2004	2003
Net income (loss)	$136,037	$(105,421)	$104,303

Average basic shares outstanding	59,816	59,251	59,394
Effect of dilutive stock options	597	—	322

Average diluted shares outstanding	60,413	59,251	59,716

Basic net income (loss) per share	$2.27	$(1.78)	$1.76

Diluted net income (loss) per share	$2.25	$(1.78)	$1.75

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash and Cash Equivalents Cash and cash equivalents include highly liquid investments with original maturities of three months or less that are readily convertible to cash and are not subject to significant risk from fluctuations in interest rates. As a result, the carrying amount of cash and cash equivalents approximates fair value.

Accounts Receivable Receivables are carried at net realizable value. A summary of the allowance for doubtful accounts follows:

(in thousands) December 31,	2005	2004	2003
Balance at beginning of year	$7,736	$7,209	$6,702
Provisions	11,138	10,643	9,328
Deductions	(13,022)	(10,116)	(8,821)

Balance at end of year	$5,852	$7,736	$7,209

Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers and relatively small account balances within the majority of the Company’s customer base, and their dispersion across different businesses. The Company periodically evaluates the financial strength of its customers and believes that its credit risk exposure is limited.

Inventories Inventories consist of the following:

(in thousands) December 31,	2005	2004
Finished goods	$90,852	$90,367
Finished parts and subassemblies	43,069	62,678
Work in process	46,406	45,022
Raw materials	92,027	86,224

Total inventories	$272,354	$284,291

Inventories are stated at the lower of cost or market. Domestic locations are principally on the last-in, first-out (LIFO) method of inventory valuation. In 2005, the reduction of inventory quantities has resulted in a liquidation of LIFO inventories acquired at higher costs prevailing in prior years. In 2004 and 2003, reductions of inventory quantities resulted in liquidations of LIFO inventories acquired at lower costs prevailing in prior years. Liquidations have increased cost of sales by $0.2 million in 2005, and reduced cost of sales by $1.0 million in 2004 and $3.1 million in 2003. Replacement cost would have been higher by $11.5 million and $11.4 million at December 31, 2005 and 2004, respectively.

Net Property, Plant and Equipment Property, plant and equipment consist of the following:

(in thousands) December 31,	2005	2004
Land	$56,840	$60,628
Buildings and improvements	159,123	166,974
Machinery and equipment	522,405	559,502

Gross property, plant and equipment	738,368	787,104
Less accumulated depreciation	474,577	499,508

Net property, plant and equipment	$263,791	$287,596

Property, plant and equipment are stated at cost. Depreciation is calculated by the straight-line method over the estimated useful lives of the respective assets, which range from ten to twenty-five years for buildings and improvements and three to ten years for machinery and equipment.

Goodwill and Intangible Assets The Company reviews goodwill and intangibles with indefinite lives for impairment annually or whenever an event occurs or circumstances change that would reduce fair value below carrying value, in accordance with the requirements of Statement of Financial Accounting Standards No. 142 (“SFAS 142”). If the carrying value of goodwill or an intangible asset exceeds its fair value, an impairment loss is recognized. A discounted cash flow model was used to determine the fair value of the Company’s reporting units for purposes of testing for impairment. Based on this model, no impairment charges were necessary in the three year period ended December 31, 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Changes to goodwill are as follows:

(in thousands) December 31,	2005	2004
Balance at beginning of year, net of accumulated amortization	$579,081	$536,239
Additions during the year	4,569	36,914
Translation and other adjustments	(15,295)	5,928

Balance at end of year, net of accumulated amortization	$568,355	$579,081

Goodwill increased $4.6 million during the year ended December 31, 2005 due to the acquisition of PSI/Edlon in August 2005 and In One Technologies in December 2005.

Goodwill increased $36.9 million during the year ended December 31, 2004 primarily due to the acquisition of P.L. Porter Co. in January 2004.

Changes to intangible assets are as follows:

(in thousands) December 31,	2005	2004
Balance at beginning of year, net of accumulated amortization	$64,450	$56,725
Additions during the year	2,570	10,104
Translation and other adjustments	1,448	6,902
Amortization expense	(7,733)	(9,281)

Balance at end of year, net of accumulated amortization	$60,735	$64,450

A summary of the intangible assets are as follows:

	2005		2004
(in thousands) December 31,	Gross Asset	Accumulated Amortization	Gross Asset	Accumulated Amortization
Intellectual rights	$78,296	$37,196	$80,010	$34,167
Drawings	10,825	7,363	10,825	5,930
Other	24,272	8,099	19,937	6,225

	$113,393	$52,658	$110,772	$46,322

Amortization expense for these intangible assets is expected to be approximately $6.7 million in 2006, $5.8 million in 2007, $5.2 million in 2008, $4.9 million in 2009, and $4.9 million in 2010.

Of the $60.7 million of net intangible assets at December 31, 2005, $12.2 million of intangibles with indefinite useful lives, consisting of trade names, are not being amortized under SFAS 142.

Amortizable intangibles of $2.6 million were acquired in 2005. These assets have a weighted average life of 12 years.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

In December 2002, the Company adopted the disclosure provisions of Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation – Transitions and Disclosure” (“SFAS 148”), which amended Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). The pro forma net income and earnings per share listed below reflect the impact of measuring compensation expense for options granted in accordance with the fair value-based method prescribed by these standards. These amounts may not be representative of future years’ costs, as options vest over a three-year period and, generally, additional awards are made each year.

(in thousands, except per share data) For year ended December 31,	2005	2004	2003
Net income (loss) as reported	$136,037	$(105,421)	$104,303
Less: compensation expense determined under fair value-based method for all awards, net of tax effects	(5,313)	(4,359)	(4,610)

Pro forma	$130,724	$(109,780)	$99,693

Net income (loss) per share
Basic as reported	$2.27	$(1.78)	$1.76
Pro forma	2.19	(1.85)	1.68

Diluted as reported	2.25	(1.78)	1.75
Pro forma	2.16	(1.85)	1.67

Financial Instruments The Company does not hold or issue derivative financial instruments for trading or speculative purposes. The Company periodically uses forward foreign exchange contracts as economic hedges of anticipated transactions and firm purchase and sale commitments. These contracts are generally marked to market on a current basis and the respective gains and losses are recognized in other income (expense). The Company also periodically enters into interest-rate swap agreements to moderate its exposure to interest rate changes and to lower the overall cost of borrowings. Interest-rate swaps are agreements to exchange fixed and variable rate payments based on the notional principal amounts. The changes in the fair value of these derivatives are recognized in other comprehensive income for qualifying cash flow hedges.

Recently Issued Accounting Standards In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 123R, “Share-Based Payments” (“SFAS 123R”), an amendment of SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS 123R requires that share-based awards, including stock options, be recognized as a compensation expense over the service periods the awards vest using a fair value method measured at the date of grant. The requirements of SFAS 123R are effective for the Company’s fiscal year beginning January 1, 2006. The Company has elected to apply the modified prospective transition method to all past awards outstanding and unvested as of the effective date of January 1, 2006 and will recognize the associated expense over the remaining vesting period based on fair value at the date of grant. The Company estimates that earnings in 2006 will be adversely impacted by approximately $6.0 million after taxes as a result of the adoption of this new Standard.

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, “Inventory Costs,” (“SFAS No. 151”). This Statement amends Accounting Research Bulletin No. 43, Chapter 4, “Inventory Pricing”, to clarify the accounting for abnormal amounts of idle facility expense, freight handling costs and wasted material (spoilage). In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities. The provisions of SFAS No. 151 are effective for fiscal years beginning after June 15, 2005. The Company believes that the adoption of this Statement will not have a material effect on its financial statements.

In April 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”). This Interpretation clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN 47 also provides guidance on when sufficient information is available to reasonably estimate the fair value of an asset retirement obligation. The requirements of FIN 47 were implemented by the Company as of December 31, 2005, as required, and had no material effect.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Miscellaneous — Net

(in thousands) For year ended December 31,	2005	2004	2003
Gains on sales of assets	$13	$13,715	$858
Equity joint venture income*	5,965	4,041	3,097
Other	(3,033)	(2,641)	(2,979)

	$2,945	$15,115	$976

*	Income from Industrial Motion Control Holdings LLC (“Ferguson”) joint venture. The Company’s investment in this joint venture was $27 million at December 31, 2005 and 2004.

Income Taxes

Income before taxes is as follows:

(in thousands) For year ended December 31,	2005	2004	2003
U.S. operations	$145,292	$(211,243)	$128,235
Non-U.S. operations	51,231	43,073	22,929

	$196,523	$(168,170)	$151,164

The provision (benefit) for income taxes consists of:

(in thousands) For year ended December 31,	2005	2004	2003
Current:
U.S. federal tax	$17,745	$9,517	$29,768
State and local tax	1,531	3,047	4,485
Non-U.S. tax	17,305	13,663	9,830

	36,581	26,227	44,083

Deferred:
U.S. federal tax	23,630	(99,684)	2,918
State and local tax	279	3,673	325
Non-U.S. tax	(4)	7,035	(465)

	23,905	(88,976)	2,778

Provision (benefit) for income taxes	$60,486	$(62,749)	$46,861

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of the statutory U.S. federal rate to the effective tax rate, is as follows:

(in thousands) For year ended December 31,	2005	2004	2003
Statutory U.S. federal tax at 35%	$68,783	$(58,860)	$52,907
Increase (reduction) from:
Non-U.S. taxes	(809)	2,195	97
State and local tax, net of federal benefit	3,169	(10,085)	3,127
Valuation allowance on state deferred tax assets	(1,993)	14,453	—
Federal benefit on export sales	(2,862)	(3,064)	(1,924)
Foreign dividend, net of credits	(4,200)	1,999	(1,288)
General business tax credit	(2,887)	(9,656)	(2,969)
Other	1,285	269	(3,089)

Provision (benefit) for income taxes	$60,486	$(62,749)	$46,861

Effective tax rate	30.8%	37.3%	31.0%

The Company has not recorded deferred income taxes on the undistributed earnings of foreign subsidiaries because of management’s intent to reinvest such earnings indefinitely. At December 31, 2005, the undistributed earnings of the foreign subsidiaries amounted to approximately $118 million. Upon distribution of these earnings in the form of dividends or otherwise, the Company may be subject to U.S. income taxes and foreign withholding taxes. It is not practical, however, to estimate the amount of taxes that may be payable on the eventual remittance of these earnings.

Tax benefits of $3.4 million in 2005, $3.3 million in 2004 and $1.7 million in 2003 associated with the exercise of employee stock options and other employee stock programs were allocated to shareholders’ equity.

The components of deferred tax assets and liabilities included on the balance sheet, are as follows:

(in thousands) December 31,	2005	2004
Deferred tax assets:
Asbestos-related liabilities	$135,072	$157,016
Tax loss and credit carryforwards	27,979	28,752
Environmental	10,285	16,221
Inventories	13,038	11,072
Postretirement benefits	9,147	9,514
Deferred compensation	8,386	8,903
Insurance	4,788	6,283
Warranty	6,248	6,274
Compensated absences	6,169	5,955
Other	—	1,369

Total	221,112	251,359
Less: valuation allowance on non-U.S. and state deferred tax assets, tax loss and credit carryforwards	42,276	45,478

Total deferred tax assets, net	178,836	205,881

Deferred tax liabilities:
Depreciation	(34,157)	(37,777)
Intangibles	(19,375)	(18,690)
Pension	(4,598)	(10,760)
Defined contribution plan	(1,115)	(1,116)
Other	(964)	—

Total deferred tax liabilities, net	(60,209)	(68,343)

Net deferred tax asset	$118,627	$137,538

Balance sheet classification:
Deferred tax assets	$42,104	$46,983
Other assets	157,496	166,847
Accrued liabilities	(9,567)	(4,925)
Deferred tax liability	(71,406)	(71,367)

Net deferred tax asset	$118,627	$137,538

As of December 31, 2005, the Company had tax loss and credit carryforwards that will expire, if unused, as follows:

(in thousands) year of expiration NOL/Credit	U.S. Federal Credits	U.S. State Credits	U.S. State NOL	Non-U.S. National NOL	Total
2006-2009	$—	$539	$10,806	$3,208
After 2009	2,519	810	175,740	25,738
Indefinite	—	3,200	—	23,124

TOTAL	$2,519	$4,549	$186,546	$52,070

Deferred tax asset on tax carryforwards	$2,519	$2,957	$7,382	$15,121	$27,979

Of the total $28.0 million deferred tax asset for tax carryforwards at December 31, 2005, $25.4 million has been offset by the valuation allowance because of the uncertainty of ultimately realizing these future tax benefits. In addition, the Company considers it unlikely that a portion of the tax benefit related to various non-U.S. and state deferred tax assets will be realized. Accordingly, a $16.9 million valuation allowance has been established against these non-U.S. and state deferred tax assets. As a result, the Company’s total valuation allowance at December 31, 2005 is approximately $42.3 million.

The Company’s tax returns are subject to examination by the Internal Revenue Service and other tax authorities. The Company regularly assesses the potential outcomes of both ongoing examinations and future examinations for the current or prior years in order to ensure the Company’s provision for income taxes is adequate.

The Internal Revenue Service (“IRS”) has completed its examinations of the Company’s income tax returns for all years through 2002. In 2005, the IRS commenced its examination of the Company’s income tax returns for the years 2003 and 2004. The Company expects the IRS to complete its examinations in 2006. The Company believes that adequate accruals have been provided for all open years.

Accrued Liabilities

(in thousands) December 31,	2005	2004
Employee-related expenses	$66,803	$62,822
Insurance	16,143	13,386
Warranty	15,495	13,970
Professional fees	5,421	6,963
Taxes other than income	13,020	9,230
Other	57,484	51,359

	$174,366	$157,730

The Company accrues warranty liabilities when it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated.

A summary of the warranty liabilities, are as follows:

(in thousands) For year ended December 31,	2005	2004	2003
Balance at beginning of year	$13,970	$14,376	$12,448
Add: provisions	10,050	7,208	6,374
Less: payments/deductions	(8,525)	(7,614)	(4,446)

Balance at end of year	$15,495	$13,970	$14,376

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other Liabilities

(in thousands) December 31,	2005	2004
Environmental	$23,400	$35,545
Insurance	3,346	3,346
Product liability	2,602	3,204
Minority interest	8,150	7,186
Other	1,972	3,128

	$39,470	$52,409

Research and Development

Research and development costs are expensed when incurred. These costs were approximately $53.1 million, $52.4 million and $46.8 million in 2005, 2004 and 2003, respectively. Funds received from customer-sponsored research and development projects were approximately $7.0 million, $6.2 million and $3.1 million received in 2005, 2004 and 2003, respectively, and were recorded in net sales.

Pension and Postretirement Benefit Plans

In the U.S., the Company sponsors a defined benefit pension plan that covers approximately 59% of all U.S. employees. The benefits are based on years of service and compensation on a final average pay basis, except for certain hourly employees where benefits are fixed per year of service. This plan is funded with a trustee in respect of past and current service. Charges to expense are based upon costs computed by an independent actuary. The Company’s funding policy is to contribute annually amounts that are allowable for federal or other income tax purposes. These contributions are intended to provide for future benefits earned to date and those expected to be earned in the future. A number of the Company’s non-U.S. subsidiaries sponsor defined benefit pension plans that cover approximately 32% of all non-U.S. employees. The benefits are typically based upon years of service and compensation. These plans are funded with trustees in respect of past and current service. Charges to expense are based upon costs computed by independent actuaries. The Company’s funding policy is to contribute annually amounts that are allowable for tax purposes or mandated by local statutory requirements. These contributions are intended to provide for future benefits earned to date and those expected to be earned in the future.

Non-union employees hired after December 31, 2005 will no longer be eligible for participation in the Company’s domestic defined benefit pension plan or the ELDEC and Interpoint money purchase plan. Instead, qualifying employees will receive an additional 2% Company contribution to their 401(K) plan accounts. Certain of the Company’s non-U.S. defined benefit pension plans were also amended whereby eligibility for new participants will cease.

Postretirement health care and life insurance benefits are provided for certain employees hired before January 1, 1990, who meet minimum age and service requirements. The Company does not pre-fund these benefits and has the right to modify or terminate the plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Pension Benefits		Postretirement Benefits
(in thousands) December 31,	2005	2004	2005	2004
Change in benefit obligation:
Beginning of year	$551,545	$485,739	$19,197	$20,589
Service cost	16,404	15,832	170	185
Interest cost	31,043	29,497	1,177	1,193
Plan participants’ contributions	2,035	1,954	530	999
Amendments	154	—	—	—
Actuarial loss (gain)	31,478	15,436	1,465	(900)
Benefits paid	(25,417)	(24,819)	(1,932)	(2,919)
Foreign currency exchange rate (gain) loss	(28,030)	28,062	11	50
Acquisition/divestitures/curtailment	—	(156)	—	—

Benefit obligation at end of year	579,212	551,545	20,618	19,197

Change in plan assets:
Fair value of plan assets at beginning of year	540,814	481,469
Actual return on plan assets	67,114	51,005
Foreign currency exchange rate (loss) gain	(24,644)	27,780
Employer contributions	5,729	3,425
Plan participants’ contributions	2,035	1,954
Benefits paid	(25,417)	(24,819)

Fair value of plan assets at end of year	565,631	540,814	—	—

Funded status	(13,581)	(10,731)	(20,618)	(19,197)
Unrecognized actuarial loss (gain)	30,670	29,257	(2,366)	(4,071)
Unrecognized prior service cost	3,340	4,257	(218)	(302)
Unrecognized transition asset	96	180	—	—

Prepaid benefit (accrued liabilities)	$20,525	$22,963	$(23,202)	$(23,570)

The amounts recognized in the balance sheet, are as follows:

	Pension Benefits		Postretirement Benefits
(in thousands) December 31,	2005	2004	2005	2004
Other assets	$35,058	$36,336	$—	$—
Intangible asset	2,617	631	—	—
Accrued pension and postretirement benefits	(32,844)	(16,076)	(23,202)	(23,570)
Accumulated other comprehensive loss	15,694	2,072	—	—

Net amount recognized	$20,525	$22,963	$(23,202)	$(23,570)

Statement of Financial Standards No. 87, “Employers’ Accounting for Pensions” (“SFAS 87”), requires recognition of a minimum liability for those pension plans with accumulated benefit obligations in excess of the fair values of plan assets at the end of the year. Accordingly, at December 31, 2005 and 2004, the Company recorded non-cash, pre-tax charges of $15.7 million and $2.1 million, respectively, related to the minimum liability for certain under-funded pension plans, which reduced Accumulated Other Comprehensive Income in Shareholders’ Equity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the U.S. and non-U.S. plans, are as follows:

	Pension Obligations/Assets
	U.S.		Non-U.S.		Total
(in millions) December 31,	2005	2004	2005	2004	2005	2004
Projected benefit obligation	$295.8	$263.8	$283.4	$287.7	$579.2	$551.5
Accumulated benefit obligation	272.1	245.1	261.4	258.7	533.5	503.8
Fair value of plan assets	257.0	250.0	308.6	290.8	565.6	540.8

Information for pension plans with an accumulated benefit obligation in excess of plan assets is as follows:

(in thousands) December 31,	2005	2004
Projected benefit obligation	$327,848	$29,607
Accumulated benefit obligation	300,497	25,721
Fair value of plan assets	273,077	14,601
Accrued pension liabilities	29,467	12,508

The components of net periodic cost are as follows:

	Pension Benefits			Postretirement Benefits
(in thousands) December 31,	2005	2004	2003	2005	2004	2003
Service cost	$16,535	$16,047	$13,171	$170	$185	$150
Interest cost	30,548	28,686	26,528	1,177	1,193	1,248
Expected return on plan assets	(39,196)	(38,312)	(34,099)	—	—	—
Amortization of prior service cost	964	811	769	(84)	(83)	(83)
Amortization of net (gain) loss	256	220	170	(246)	(246)	(747)

Net periodic cost	$9,107	$7,452	$6,539	$1,017	$1,049	$568

The weighted-average assumptions used to determine benefit obligations are as follows:

	Pension Benefits			Postretirement Benefits
December 31,	2005	2004	2003	2005	2004	2003
U.S. Plans:
Discount rate	6.00%	6.25%	6.40%	6.00%	6.25%	6.40%
Rate of compensation increase	3.65%	3.27%	3.40%
Non-U.S. Plans:
Discount rate	4.95%	5.48%	5.56%
Rate of compensation increase	3.24%	3.60%	3.53%

The weighted-average assumptions used to determine net periodic benefit cost are as follows:

	Pension Benefits			Postretirement Benefits
December 31,	2005	2004	2003	2005	2004	2003
U.S. Plans:
Discount rate	6.25%	6.40%	6.75%	6.25%	6.40%	6.75%
Expected rate of return on plan assets	8.75%	8.75%	8.75%
Rate of compensation increase	3.27%	3.40%	3.75%
Non-U.S. Plans:
Discount rate	5.48%	5.56%	5.66%
Expected rate of return on plan assets	6.79%	6.79%	6.80%
Rate of compensation increase	3.60%	3.53%	4.21%

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

The assumed health care cost trend rates are as follows:

December 31,	2005	2004
Health care cost trend rate assumed for next year	8.00%	9.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.75%	4.75%
Year that the rate reaches the ultimate trend rate	2010	2010

Assumed health care cost trend rates have a significant effect on the amounts reported for the Company’s health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(in thousands)	One Percentage Point Increase	One Percentage Point (Decrease)
Effect on total of service and interest cost components	$83	$(73)
Effect on postretirement benefit obligation	1,047	(942)

Plan Assets The Company’s pension plan weighted-average asset allocations by asset category are as follows:

Asset Category December 31,	2005	2004
Equity securities	66%	70%
Debt securities	23%	25%
Money markets	10%	4%
Other	1%	1%

Total	100%	100%

Equity securities include Crane Co. common stock, which represents 4% of plan assets at December 31, 2005 and 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Cash Flows The Company expects, based on current actuarial calculations, to contribute cash of approximately $12 million to its defined benefit pension plans and $2 million to its other postretirement benefit plan in 2006. Cash contributions in subsequent years will depend on a number of factors including the investment performance of plan assets.

Estimated Future Benefit Payments The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Estimated future payments (in millions)	Pension Benefits	Postretirement Benefits
2006	$24.7	$2.0
2007	25.6	2.0
2008	26.4	2.1
2009	27.0	2.1
2010	27.7	2.0
2011-2015	151.7	9.4

Total payments	$283.1	$19.6

The Company participates in several multi-employer pension plans which provide benefits to certain employees under collective bargaining agreements. Contributions to these plans were approximately $1.1 million in 2005, 2004 and 2003.

The Company’s subsidiaries ELDEC Corporation and Interpoint Corporation have a money purchase plan to provide retirement benefits for all eligible employees. The annual contribution is 5% of each eligible participant’s gross compensation. The contributions were approximately $2.3 million in 2005 and $2.0 million in both 2004 and 2003.

The Company and its subsidiaries sponsor savings and investment plans that are available to eligible employees of the Company and its subsidiaries. The Company made contributions to the plans of approximately $5.2 million in 2005, $5.4 million in 2004 and $4.6 million in 2003.

Long-Term Debt and Notes Payable

(in thousands) December 31,	2005	2004
Long-term debt consists of:
6.75% notes due 2006, including original issue discount and deferred financing costs	$99,906	$99,770
5.50% notes due 2013, including original issue discount and deferred financing costs	197,759	197,464
Credit facility deferred financing costs	(4,518)	(745)
Other	104	111

Subtotal	293,251	296,600
Less current portion	3	8

Total long-term debt	$293,248	$296,592

Short-term notes payable	$251	$363

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

The Company has notes outstanding in an aggregate principal amount of $100 million, issued in 1998, that mature on October 1, 2006. These notes are unsecured, senior obligations of the Company that bear interest at an annualized rate of 6.75% payable semi-annual on April 1 and October 1 of each year. They are not redeemable prior to maturity and are not subject to any sinking fund requirements. Including debt issuance costs, these notes have an effective annualized interest rate of 6.89%. The Company has the intention and ability to refinance the $100 million obligation at maturity with long-term borrowings; therefore, it is classified as long-term at December 31, 2005.

At December 31, 2005, the principal amount of long-term debt repayments required for the next five years is $100 million in 2006, as discussed above.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On January 21, 2005, the Company entered into a $450 million credit facility consisting of a $300 million revolving credit component and a $150 million term loan component, which replaced a four-year, $300 million revolving credit facility the Company terminated on January 21, 2005. This contractually committed facility expires on January 21, 2010. The revolving credit allows the Company to borrow, repay or to the extent permitted by the agreement, prepay and re-borrow at any time prior to the stated maturity date, and the loan proceeds may be used for general corporate purposes including financing for acquisitions. The term loan component could only be drawn, under certain conditions, for the funding of a comprehensive asbestos settlement. In May 2005, the Company elected to irrevocably terminate the obligations of its lenders to make term loan(s) for up to $150 million under the Credit Agreement. Since the termination of the comprehensive master settlement agreement (“MSA”) for asbestos claims on January 24, 2005, the Company had no further need for the term loan component. The contractually committed facility was unused at February 27, 2006 and was not used throughout 2005. The agreement contains certain covenants including interest coverage and leverage ratio tests. The following table illustrates the compliance with these financial covenants at December 31, 2005:

	December 31, 2005
	As required by debt covenants	Actual
Interest coverage ratio (1)	≥ 3.0 to 1.0	12.25 to 1.0
Leverage ratio (2)	≤ 65%	27.82%

(1)	Ratio of income before taxes adjusted for interest expense, depreciation and amortization to interest expense.
(2)	Ratio of total debt to total adjusted capitalization.

The Company has domestic unsecured, uncommitted money market bid rate credit lines for $150 million all of which was unused and available at December 31, 2005.

As of December 31, 2005, the Company, or its subsidiaries, had various local currency credit lines, with maximum available borrowings of $32.2 million, underwritten by banks primarily in Canada, Germany, Norway and the United Kingdom. These credit lines are typically available for borrowings up to 364 days and are renewable at the option of the lender. There was $0.3 million outstanding under these facilities at December 31, 2005.

At December 31, 2005, the Company had open standby letters of credit of $25.8 million issued pursuant to a Letter of Credit Reimbursement Agreement, and certain other credit lines, substantially all of which expire in 2006.

Fair Value of Financial Instruments

The carrying value of investments, short-term debt, accounts receivable and accounts payable approximates fair value. Long-term debt rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate the fair value for debt issues that are not quoted on an exchange. The estimated fair value of long-term debt was $295.1 million and $305.6 million at December 31, 2005 and 2004, respectively.

The Company is a party to a contractually committed off-balance sheet chattel paper financing facility that enables its Crane Merchandising Systems (“CMS”) business to offer various sales support financing programs to its customers. At December 31, 2005 and 2004, $29.7 million and $31.9 million, respectively, was outstanding. Recourse to the Company for all uncollectible loans made to CMS’s customers by the banks under this agreement is limited to 20%.

Leases

The Company leases certain facilities, vehicles and equipment. Future minimum payments, by year and in the aggregate, under leases with initial or remaining terms of one year or more consisted of the following at December 31, 2005:

(in thousands)	Operating Leases	Minimum Sublease Income	Net
2006	$13,114	$163	$12,951
2007	10,759	184	10,575
2008	8,200	123	8,077
2009	3,808	67	3,741
2010	3,579	—	3,579
Thereafter	12,640	—	12,640

Total minimum lease payments	$52,100	$537	$51,563

Rental expense was $19.3 million, $18.6 million and $17.4 million for 2005, 2004 and 2003, respectively.

Asbestos Liability

Information Regarding Claims and Costs in the Tort System As of December 31, 2005, the Company was a defendant in cases filed in various state and federal courts alleging injury or death as a result of exposure to asbestos. Activity related to asbestos claims during the periods indicated was as follows:

For year ended December 31,	2005	2004	2003
Beginning claims	84,977	68,606	54,038
New claims	7,986	18,932	19,115
Settlements	(1,829)	(1,038)	(3,883)
Dismissals	(2,117)	(1,523)	(664)

Ending claims *	89,017	84,977	68,606

*	Does not include 36,150 maritime actions that were filed in the United States District Court for the Northern District of Ohio and transferred to the Eastern District of Pennsylvania pursuant to an order by the Federal Judicial Panel on Multi-District Litigation (“MDL”). These claims have been placed on the inactive docket of cases that are administratively dismissed without prejudice in the MDL.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Of the 89,017 pending claims as of December 31, 2005, approximately 25,000 claims were pending in New York, approximately 33,000 claims were pending in Mississippi, approximately 9,000 claims were pending in Texas and approximately 4,000 claims were pending in Ohio, all jurisdictions in which recent legislation or judicial orders restrict the types of claims that can proceed to trial on the merits.

Since the termination of the comprehensive master settlement agreement (“MSA”) on January 24, 2005, the Company has been resolving claims filed against it in the tort system. The Company has not re-engaged in discussions with representatives of current or future asbestos claimants with respect to such a comprehensive settlement. While the Company believes that federal legislation to establish a trust fund to compensate asbestos claimants is the most appropriate solution to the asbestos litigation problem, there is substantial uncertainty regarding whether this will occur and, if so, when and on what terms. The Company remains committed to exploring all feasible alternatives available to resolve its asbestos liability in a manner consistent with the best interests of the Company’s shareholders.

The gross settlement and defense costs incurred (before insurance and tax effects) for the Company in the years ended December 31, 2005, 2004 and 2003 totaled $45.1 million, $40.9 million and $21.1 million, respectively. In contrast to the recognition of settlement and defense costs that reflect the current level of activity in the tort system, cash payments and receipts generally lag the tort system activity by several months or more. Cash payments of settlement amounts are not made until all releases and other required documentation are received by the Company, and payments of both settlement amounts and defense costs by insurers are subject to delays due to the transition from the Company’s primary insurers to its excess insurers. The Company’s total pre-tax cash payments for settlement and defense costs, net of payments from insurers and including certain legal fees and expenses relating to the terminated MSA, in the years ended December 31, 2005, 2004 and 2003 totaled $45.3 million, $28.1 million and $7.9 million, respectively. Detailed below are the comparable amounts for the periods indicated.

(in millions)	For year ended December 31,			Cumulative to date through
	2005	2004	2003	December 31, 2005
Settlement costs incurred (1)	$17.4	$17.2	$11.9	$ 56.2
Defense costs incurred (1)	27.7	23.7	9.2	73.7

Total costs incurred	$45.1	$40.9	$21.1	$129.9

Pre-tax cash payments (2)	$45.3	$28.1	$7.9	$ 85.0
(Refund) payment associated with terminated MSA	$(9.9)	$10.0	—	$ .1

(1)	Before insurance recoveries and tax effects.
(2)	Net of payments received from insurers. Amounts include advance payments to third parties that are reimbursable by insurers and certain legal fees and expenses related to the terminated MSA.

The amounts shown for settlement and defense costs incurred, and cash payments, are not necessarily indicative of future period amounts, which may be higher or lower than those reported.

In 2006, the Company does not expect significant reimbursements from insurers as the Company’s cost sharing agreement with primary insurers has been essentially exhausted. Nonetheless, the Company continues to negotiate with various of its excess insurers whose policies provide substantial insurance coverage for asbestos liabilities. On July 22, 2005, the Company entered into an agreement to settle its insurance coverage claims for asbestos and other liabilities against certain underwriters at Lloyd’s of London reinsured by Equitas Limited for a total payment of $33 million. Under the agreement, $1.5 million was paid to the Company in the third quarter of 2005. The balance was placed into escrow for the payment of future asbestos claims and funds remaining in escrow will be paid to the Company on January 3, 2007 if no federal asbestos legislation is enacted by that date. If federal asbestos reform is enacted before January 3, 2007, the money then remaining in escrow would be paid to Equitas, subject to a payment of $1.5 million to the Company and a hold-back of certain funds in escrow for the payment of asbestos claims during the year following enactment of asbestos legislation. The Company’s settlement with Equitas resolves all its claims against pre-1993 policies issued to the Company by certain underwriters at Lloyd’s of London and reinsured by Equitas. The Company anticipates that one or more agreements with other excess insurers, such as coverage in place agreements, may be executed in 2006, and the Company believes that the payment terms of such agreements will be consistent with the overall estimated future reimbursement rate of 40%, although the actual reimbursement rate will vary from period to period due to policy terms and certain gaps in coverage as described below.

Effects on the Consolidated Financial Statements The Company has retained the firm of Hamilton, Rabinovitz & Alschuler, Inc. (“HR&A”), a nationally recognized expert in the field, to assist management in estimating the Company’s asbestos liability in the tort system. HR&A reviewed information provided by the Company concerning claims filed, settled and dismissed, amounts paid in settlements and relevant claim information such as the nature of the asbestos-related disease asserted by the claimant, the jurisdiction where filed and the time lag from filing to disposition of the claim. The methodology used by HR&A to project future asbestos costs was based largely on the Company’s experience during 2004 and 2005 for claims filed, settled and dismissed. The Company’s experience was compared to the results of previously conducted epidemiological studies estimating the number of people likely to develop asbestos-related diseases. Those studies were undertaken in connection with national analyses of the population of workers believed to have been exposed to asbestos. Using that information, HR&A estimated the number of future claims that would be filed, as well as the related settlement or indemnity costs that would be incurred to resolve those claims. This methodology has been accepted by

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

numerous courts and is the same methodology that is utilized by the expert who is routinely retained by the asbestos claimants committee in asbestos-related bankruptcies. After discussions with the Company, HR&A assumed that costs of defending asbestos claims in the tort system would increase to $37 million in 2006 and remain at that level (with increases of 4.5% per year for inflation) indexed to the number of estimated pending claims in future years. Based on this information, HR&A compiled an estimate of the Company’s asbestos liability for pending and future claims, based on claim experience over the past two years and covering claims expected to be filed through the year 2011. Although the methodology used by HR&A will also show claims and costs for periods subsequent to 2011 (up to and including the endpoint of the asbestos studies referred to above), management believes that the level of uncertainty is too great to provide for reasonable estimation of the number of future claims, the nature of such claims or the cost to resolve them for years beyond 2011, particularly given the possibility of federal legislation within that time frame. While it is reasonably possible that the Company will incur additional charges for asbestos liabilities and defense costs in excess of the amounts currently provided, the Company does not believe that any such amount can be reasonably estimated beyond 2011. Accordingly, no accrual has been recorded for any costs which may be incurred beyond 2011.

Management has made its best estimate of the costs through 2011 based on the analysis by HR&A completed in January 2006. A liability of $581.8 million has been recorded to cover the estimated cost of asbestos claims now pending or subsequently asserted through 2011, of which approximately 56% is attributable to settlement and defense costs for future claims projected to be filed through 2011. The liability is reduced when cash payments are made in respect of settled claims and defense costs. It is not possible to forecast when cash payments related to the asbestos liability will be fully expended; however, it is expected such cash payments will continue for many years, due to the significant proportion of future claims included in the estimated asbestos liability. An asset of $234.6 million has been recorded representing the probable insurance reimbursement for such claims using the rate of 40% for future recoveries.

A significant portion of the Company’s settlement and defense costs have been paid by its primary insurers and one umbrella insurer up to the agreed available limits of the applicable policies. The Company has substantial excess coverage policies that are also expected to respond to asbestos claims as settlements and other payments exhaust the underlying policies. The same factors that affect developing estimates of probable settlement and defense costs for asbestos-related liabilities also affect estimates of the probable insurance payment, as do a number of additional factors. These additional factors include the financial viability of the insurance companies, the method by which losses will be allocated to the various insurance policies and the years covered by those policies, how settlement and defense costs will be covered by the insurance policies and interpretation of the effect on coverage of various policy terms and limits and their interrelationships. In addition, the timing and amount of reimbursements will vary because the Company’s insurance coverage for asbestos claims involves multiple insurers, with different policy terms and certain gaps in coverage. In addition to consulting with legal counsel on these insurance matters, the Company retained insurance consultants to assist management in the estimation of probable insurance recoveries based upon the aggregate liability estimate described above and assuming the continued viability of all solvent insurance carriers. After considering the foregoing factors and consulting with legal counsel and such insurance consultants, the Company determined its probable insurance reimbursement rate to be 40%.

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

Since many uncertainties exist surrounding asbestos litigation, the Company will continue to evaluate its estimated asbestos-related liability and corresponding estimated insurance reimbursement as well as the underlying assumptions and process used to derive these amounts. These uncertainties may result in the Company incurring future charges or increases to income to adjust the carrying value of recorded liabilities and assets, particularly if the number of claims and settlement and defense costs escalates or if legislation or another alternative solution is implemented; however, the Company is currently unable to estimate such future changes. Although the resolution of these claims may take many years, the effect on results of operations, cash flow and financial position in any given period from a revision to these estimates could be material.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Certain Legal Proceedings On January 21, 2005, five of the Company’s insurers within two corporate insurer groups filed suit in Connecticut state court seeking injunctive relief against the Company and declaratory relief against the Company and dozens of the Company’s other insurers. The suit also sought temporary and permanent injunctive relief restraining the Company from participating in any further settlement discussions with representatives of asbestos plaintiffs or agreeing to any settlement unless the Company permitted the plaintiff insurers to both participate in such discussions and have a meaningful opportunity to consider whether to consent to any proposed settlement, or unless the Company elected to waive coverage under the insurers’ policies. The plaintiffs also sought expedited discovery on, among other things, the Company’s proposed global settlement. At a hearing on February 22, 2005, the Company: (i) contested the application for temporary injunctive relief and expedited discovery; (ii) moved to dismiss the count of the Complaint seeking injunctive relief on the grounds that the count was moot insofar as it addressed the proposed global settlement terminated on January 24, 2005 and not appropriate for determination insofar as it sought relief regarding any future negotiations with representatives of asbestos claimants; and (iii) moved to dismiss counts of the Complaint seeking declaratory relief with respect to the proposed global settlement as moot. At the hearing, the Court denied the plaintiff insurers’ application for temporary injunctive relief and expedited discovery. In denying temporary injunctive relief, the Court stated that the plaintiffs could not show irreparable injury and that the plaintiff insurers would have an adequate remedy at law. In light of the Court’s ruling and the Company’s motions to dismiss, the insurer plaintiffs sought and received leave to amend their Complaint to remove certain declaratory relief counts and to remove or restate the remaining allegations.

On April 8, 2005, the insurer plaintiffs filed an Amended Complaint raising five counts against the Company. The Amended Complaint seeks: (i) declaratory relief regarding the Company’s rights to coverage, if any, under the policies; (ii) declaratory relief regarding the Company’s alleged breaches of the policies in connection with an alleged increase in asbestos claim counts; (iii) a declaration of no coverage in connection with allegedly time-barred claims; (iv) declaratory relief against the Company and the other insurer defendants for allocation of damages that may be covered under the insurance policies; and (v) preliminary and permanent injunctive relief. On April 18, 2005, the Company moved to dismiss the claims for injunctive relief on the grounds that the Court had no jurisdiction to consider the claims because they were speculative and unripe. On October 19, 2005, the Court denied the Company’s motion to dismiss, ruling that the injunctive claims were not unripe. Nonetheless, the Court noted that the Company later could seek summary judgment in connection with the injunctive claims if discovery shows them to be without factual basis. The Company continues to believe it has meritorious defenses to all the counts of the Amended Complaint and intends to defend this matter vigorously.

Other Contingencies

In the normal course of business, the Company is subject to proceedings, lawsuits and other claims including proceedings under laws and regulations related to environmental, warranty and other matters. Such matters are subject to many uncertainties and outcomes that are not predictable with assurance. However, the Company believes that after final disposition, any financial impact beyond that provided for at December 31, 2005 will not have a material effect on the Company’s financial condition or cash flows; however, there can be no assurance that such impact may not have a material adverse effect on the Company’s results of operations in any given period.

The Company has established insurance programs to cover product and general liability losses. These programs have deductible amounts of $5 million per claim and $10 million aggregate per policy year before coverage begins, with the exception of aircraft products and non-U.S. claims, which have first-dollar coverage. The Company does not deem its deductible exposure to be material.

For environmental matters, the Company records a liability for estimated remediation costs when it is probable that the Company will be responsible for such costs and they can be reasonably estimated. Generally, third party specialists assist in the estimation of remediation costs. The environmental remediation liability at December 31, 2005 is primarily for the former manufacturing site in Goodyear, Arizona (the “Site”) discussed below.

The Site was operated by UniDynamics/Phoenix, Inc. (“UPI”), which became an indirect subsidiary of the Company in 1985 when the Company acquired UPI’s parent company UniDynamics Corporation. UPI manufactured explosive and pyrotechnic compounds, including components for critical military programs, for the U.S. government at the Site from 1962 to 1993, under contracts with the Department of Defense and other government agencies and certain of their prime contractors. No manufacturing operations have been conducted at the Site since 1994. The Site was placed on the National Priorities List in 1983, and is now part of the Phoenix-Goodyear Airport North Superfund site. In 1990, the Environmental Protection Agency (“EPA”) issued administrative orders requiring UPI to design and carry out certain remedial actions, which UPI has done. Groundwater extraction and treatment systems have been in operation at the Site since 1994. A soil vapor extraction system was in operation from 1994 to 1998, was restarted in 2004, and is currently in operation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In September 2004, after extensive negotiations regarding the scope of work to be undertaken at the Site after discovery of additional trichloroethylene contamination and the detection of perchlorate during routine testing, the Company reached an agreement in principle with the EPA on a work plan for further investigation and remediation activities at the Site. This agreement is expected to be incorporated into a consent decree between the Company and the EPA in the near future. The Company recorded a pre-tax charge of $40 million in the third quarter 2004 for the estimated costs through 2014 of further environmental investigation and remediation at the Site, based on this agreement in principle with the EPA.

The investigation, monitoring and remediation activities undertaken by the Company at the Site have cost over $30 million since 1985. In November 2003, the Company and UPI brought suit under Section 113 of the Comprehensive Environmental Response, Compensation and Liability Act against the federal government and several of its agencies for contribution and indemnification for these costs. As investigation and clean-up activities at the Site are expected to continue for a number of years, the Company’s action against the U.S. Government also seeks contribution with respect to future costs. The Company has been engaged in settlement discussions with representatives of the U.S. Government with the assistance of a neutral mediator pursuant to direction of the court. The Company is not able to predict at this time whether a mutually acceptable settlement can be reached in mediation.

In July 2004, the Environment & Natural Resources Division of the U.S. Department of Justice filed a lawsuit against the Company and UPI seeking reimbursement of costs allegedly incurred by the EPA at the site . The government’s action also seeks an injunction requiring UPI to comply with the terms of two earlier administrative orders; entry of a declaratory judgment regarding the Company’s and UPI’s liabilities; and both civil penalties and punitive damages. After extensive discussions regarding the nature and scope of such EPA costs and review of relevant documentation, the Company reached agreement with the EPA to pay $6.7 million in past costs, a civil penalty of $0.5 million and $1.0 million to fund a supplemental environmental project for the city of Goodyear, Arizona. These payment terms are expected to be incorporated in the consent decree mentioned above in the near future. The Company does not believe that the ultimate liability, in excess of the $32 million accrued at December 31, 2005, will have a material effect on the Company’s financial condition or cash flows; however, there can be no assurance that such costs will not have a material adverse effect on the Company’s results of operations in any given period.

Acquisitions, Divestitures and Investments

In January 2006, the Company acquired the assets of CashCode Co. Inc. (“CashCode”), a privately held company specializing in niche applications for banknote validation, storage and recycling devices for use in vending, gaming, retail and transportation applications for $86 million in cash. CashCode had sales of approximately $48 million in 2005. CashCode is located in Concord, Ontario and employs approximately 350 people worldwide serving a global marketplace with 75% of its sales outside the United States, of which a majority are in Europe and Russia. CashCode will be integrated into the Company’s Merchandising Systems segment. The final purchase price allocation will be completed in 2006.

During 2005, the Company completed two acquisitions at a total cost of approximately $9 million. The final purchase price allocations will be completed during 2006.

In December 2005, the Company acquired In One Technologies, which is part of the Company’s Merchandising Systems segment, for approximately $2 million.

In August 2005, the Company purchased the PSI division of Edlon, Inc. (“PSI”) for $7 million. PSI is a manufacturer of plastic-lined pipes, fittings and accessories. The business has been integrated into Resistoflex-Industrial, which is part of the Company’s Fluid Handling segment.

During 2004, the Company completed two acquisitions at a total cost of $50 million. Goodwill for the 2004 acquisitions amounted to approximately $37 million.

In January 2004, the Company acquired P. L. Porter Co. (“Porter”) for a purchase price of $44 million. The fair value estimates of assets acquired and liabilities assumed have been finalized and the resulting goodwill is deductible for tax purposes. Porter is a leading manufacturer of motion control products for airline seating and has been integrated into the Company’s Burbank, California Aerospace facility. Porter holds leading positions in both electromechanical actuation and hydraulic/ mechanical actuation for aircraft seating, selling directly to seat manufacturers and to the airlines. Electrically powered seat actuation systems provide motive power and control features required by premium class passengers on competitive international routes. Porter products not only provide passenger comfort with seat back and foot rest adjustment, but also control advanced features such as lumbar support and in-seat massage. In addition to seats installed in new aircraft, airlines refurbish and replace seating several times during an aircraft’s life along with maintenance and repair requirements. Porter’s 2003 annual sales were approximately $32 million. The operations were integrated into the Company’s Aerospace & Electronics segment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

In December 2004, the Company sold the Victaulic trademark and related assets, acquired in connection with the acquisition of certain valve and fittings product lines from Etex S.A. Group in June 2003, for $15 million in an all cash transaction. The Company realized an after-tax gain of $6.5 million, or $.11 per share, on the sale.

During 2003, the Company completed four acquisitions at a total cost of approximately $169 million. Goodwill for these acquisitions amounted to approximately $118 million.

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

The Company also acquired two other entities in 2003 at a total purchase price of approximately $2 million.

In March 2003, the Company sold the assets of its Chempump unit.

All acquisitions were accounted for by the purchase method. The results of operations for all acquisitions have been included in the financial statements from their respective dates of purchase. Pro forma amounts for 2005, 2004 and 2003 acquisitions were not presented because their impact on results of operations was not material.

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

Stock-Based Compensation Plans

The Company has two stock-based compensation plans: the Stock Incentive Plan and the Non-Employee Director Stock Compensation Plan. In accounting for its stock-based compensation plans, the Company applies the intrinsic value method prescribed by APB No. 25, “Accounting for Stock Issued to Employees.” Intrinsic value is the amount by which the market price of the underlying stock exceeds the exercise price of the stock option or award on the measurement date, generally the date of grant. No stock option-based employee compensation expense is reflected in net income, as all options granted under the plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The Stock Incentive Plan also provides for awards of restricted common stock to officers and other key employees, subject to risk of forfeiture restrictions which lapse over time or upon certain performance objectives.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As required by SFAS 123 and SFAS 148, the Company has disclosed in the accounting policies note the pro forma amounts as if the fair value method of accounting had been used for stock option awards. These pro forma amounts may not be representative of the effects on reported net income or loss in future years because the number of future shares to be issued under these plans is not known and the assumptions used to determine the fair value can vary significantly.

The weighted average fair value of options granted was $7.26 per share in 2005, $8.42 per share in 2004 and $4.80 per share in 2003. These estimates were based on the Black-Scholes option-pricing model with the following weighted average assumptions:

	2005	2004	2003
Dividend yield	1.49%	1.20%	2.12%
Volatility	30.74%	29.63%	29.93%
Risk-free interest rates	3.65%	3.55%	2.98%
Expected lives in years	4.20	3.95	5.26

Options are granted under the Stock Incentive Plan to officers and other key employees and directors at an exercise price equal to the fair market value of the shares on the date of grant. Options become exercisable at a rate of 50% after the first year, 75% after the second year and 100% after the third year from the date of grant and expire six years after the date of grant (ten years for options granted prior to 2004). A summary of stock option activity, and options exercisable at December 31, follows:

Stock Option Activity (shares in thousands)	Number of Shares	Weighted Average Exercise Price
2003:

Options outstanding at beginning of year	6,043	$23.85
Granted	1,243	18.91
Exercised	(861)	19.75
Canceled	(313)	24.94

Options outstanding at end of year	6,112	23.36

2004:

Granted	1,129	$33.23
Exercised	(814)	20.04
Canceled	(114)	26.71

Options outstanding at end of year	6,313	25.51

2005:

Granted	1,228	$26.33
Exercised	(999)	22.27
Canceled	(417)	27.75

Options outstanding at end of year	6,125	$26.05

Options Exercisable (shares in thousands) December 31,	Number of Shares	Weighted Average Exercise Price
2003	4,054	$23.66
2004	4,382	24.28
2005	4,299	25.27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of information regarding stock options outstanding at December 31, 2005, follows:

(shares in thousands)	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$26.95-33.54	2,530	3.57	$30.85	1,900	$30.38
$22.77-26.86	1,845	5.39	25.20	845	23.29
$16.96-22.48	1,750	4.95	19.99	1,554	20.11

Total	6,125	4.53	$26.05	4,299	$25.27

The Company awarded 368,480 time-based restricted shares with a weighted average fair value of $27.02 in 2005. As of December 31, 2005, there were available for future awards a total of 905,155 shares. Compensation expense recognized for its restricted stock awards was $7.7 million in 2005, $4.1 million in 2004 and $4.0 million in 2003.

Under the Non-Employee Director Stock Compensation Plan, directors who are not full-time employees of the Company receive 50% of their annual retainer in shares of common stock. The shares are issued each year after the Company’s annual meeting, are forfeitable if the director ceases to remain a director until the Company’s next annual meeting and may not be sold for a period of five years or until the director leaves the Board. Also under this plan, at the date of the annual meeting, each non-employee director is granted an option to purchase 2,000 shares of common stock at an exercise price equal to the fair market value of the shares on the date of grant exercisable at a rate of 50% after the first year, 75% after the second year and 100% after the third year from the date of grant, expiring ten years after the date of grant. For 2005, the non-employee directors received an aggregate of 17,500 shares with a weighted average fair value of $26.91. Upon the adoption of this plan in 2000, each non-employee director received a grant of options to purchase common stock with an aggregate value, determined on the basis of the Black-Scholes method, equal to his accrued benefit under a retirement plan for non-employee directors which was terminated. One director elected to remain in the retirement plan and does not receive options under the new plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company accounts for intersegment sales and transfers as if the sales or transfers were to third parties at current market prices. Information by industry segments follows:

(in thousands)	2005	2004	2003
Aerospace & Electronics
Net sales — outside	$554,299	$511,334	$429,128
Net sales — intersegment	145	290	—
Operating profit	86,136	92,650	96,155
Assets	476,400	480,301	432,219
Goodwill	196,559	197,942	173,473
Capital expenditures	7,837	6,677	8,979
Depreciation and amortization	15,247	16,705	16,192
Engineered Materials
Net sales — outside	$304,824	$276,186	$240,220
Operating profit	62,982	54,072	48,136
Assets	189,353	188,212	185,889
Goodwill	122,636	123,040	123,322
Capital expenditures	5,565	1,516	2,481
Depreciation and amortization	4,173	4,316	5,059
Merchandising Systems
Net sales — outside	$166,298	$169,205	$155,289
Operating profit	12,797	9,722	2,766
Assets	104,162	121,709	113,346
Goodwill	43,057	44,227	42,301
Capital expenditures	1,544	3,219	4,123
Depreciation and amortization	5,381	6,165	6,719
Fluid Handling
Net sales — outside	$953,696	$861,676	$748,042
Net sales — intersegment	264	261	217
Operating profit	76,132	52,152	43,496
Assets	692,856	734,863	647,876
Goodwill	190,599	198,277	181,559
Capital expenditures	8,421	10,135	11,256
Depreciation and amortization	18,798	20,291	17,983
Controls
Net sales — outside	$82,132	$71,934	$63,312
Net sales — intersegment	13	17	65
Operating profit	7,274	5,528	4,541
Assets	48,107	49,919	49,594
Goodwill	15,504	15,595	15,584
Capital expenditures	1,101	958	1,272
Depreciation and amortization	2,067	2,214	2,412

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)	2005	2004	2003
Consolidated net sales
Reporting segments	$2,061,671	$1,890,903	$1,636,273
Intersegment elimination	(422)	(568)	(282)

TOTAL NET SALES	$2,061,249	$1,890,335	$1,635,991

Operating profit (loss)
Reporting segments	$245,321	$214,124	$195,094
Corporate – before asbestos	(31,699)	(27,820)	(25,482)
Corporate expense – asbestos charge	—	(307,794)	—
Corporate expense – environmental charge	—	(40,000)	(600)

TOTAL OPERATING PROFIT (LOSS)	$213,622	$(161,490)	$169,012

Assets
Reporting segments	$1,510,878	$1,575,004	$1,428,924
Corporate	628,608	541,504	382,852

TOTAL ASSETS	$2,139,486	$2,116,508	$1,811,776

Goodwill
Reporting segments	$568,355	$579,081	$536,239

Capital expenditures
Reporting segments	$24,468	$22,505	$28,111
Corporate	2,696	2	17

TOTAL CAPITAL EXPENDITURES	$27,164	$22,507	$28,128

Depreciation and amortization
Reporting segments	$45,666	$49,691	$48,365
Corporate	10,049	6,025	5,660

TOTAL DEPRECIATION AND AMORTIZATION	$55,715	$55,716	$54,025

Information by geographic segments follows:

(in thousands)	2005	2004	2003
Net sales*
United States	$1,311,535	$1,210,531	$1,073,855
Canada	190,451	164,387	140,902
Europe	453,314	421,440	351,208
Other international	105,949	93,977	70,026

TOTAL NET SALES	$2,061,249	$1,890,335	$1,635,991

Assets*
United States	$947,438	$988,414	$892,790
Canada	86,948	87,808	76,494
Europe	419,596	451,041	404,548
Other international	56,896	47,741	55,092
Corporate	628,608	541,504	382,852

TOTAL ASSETS	$2,139,486	$2,116,508	$1,811,776

*	Net sales and Assets by geographic region are based on the location of the business unit.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005. In making this assessment, it used the criteria established in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment we believe that, as of December 31, 2005, the Company’s internal control over financial reporting is effective based on those criteria.

The Company’s independent auditors have issued an audit report on our assessment of the Company’s internal control over financial reporting. This report appears on page 52.

Eric C. Fast
President and Chief Executive Officer

J. Robert Vipond
Vice President, Finance and Chief Financial Officer

The Section 302 certifications of the Company’s President and Chief Executive Officer and its Vice President, Finance and Chief Financial Officer have been filed as Exhibit 31 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005. Furthermore, because the Company’s common stock is listed on the New York Stock Exchange, the Company’s President and Chief Executive Officer is required to make, and he has made as of May 24, 2005, a CEO’s Annual Certification to the NYSE in accordance with Section 303A.12 of the NYSE Listed Company Manual stating that he was not aware of any violations by the Company of New York Stock Exchange corporate governance listing standards.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Crane Co.

We have audited the accompanying consolidated balance sheets of Crane Co. and subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, cash flows, and changes in shareholders’ equity for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Crane Co. and subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2006 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Deloitte & Touche LLP
Stamford, Connecticut
FEBRUARY 27, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Crane Co.

We have audited management’s assessment, included in the accompanying “Management’s Responsibility for Financial Reporting”, that Crane Co. and its subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and the board of directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

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

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of December 31, 2005 and for the year then ended of the Company and our report dated February 27, 2006 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP
Stamford, Connecticut
FEBRUARY 27, 2006

2004 REVIEW MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS

Aerospace & Electronics

(dollars in millions)	2004	2003
Net sales	$512	$429
Operating profit	93	96
Assets	$480	$432
Operating margin	18.1%	22.4%

Overview

The Aerospace & Electronics segment is organized in two groups: the Aerospace Group and the Electronics Group. Each Group is structured as one company to reduce operating costs, eliminate duplicate overhead and capital expenditures, leverage and share intellectual capital, improve focus on customer solutions and provide the structure for efficient integration of acquisitions. In 2004, the segment revenue was derived 60% from the Aerospace Group and 40% from the Electronics Group.

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

2004 REVIEW MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS

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

Engineered Materials

(dollars in millions)	2004	2003
Net sales	$276	$240
Operating profit	54	48
Assets	188	186
Operating margin	19.6%	20.0%

Overview

The Engineered Materials segment consists of two business units, Kemlite and Polyflon. Kemlite is the world’s largest manufacturer of fiberglass-reinforced plastic (“frp”) panels for recreational vehicles (“RVs”), truck trailers, building products and industrial building materials. Polyflon is a manufacturer of small specialty components, primarily substrate materials for antennas.

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

2004 REVIEW MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS

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

CMS, which accounted for over 80% of the 2004 segment sales, is located in St. Louis, Boston, and Chippenham, England. Crane Merchandising Systems’ competitive advantage is the direct-sales business model, which allows more cost-efficient distribution, shorter lead times on equipment purchases and enhanced customer communications resulting in better customer service.

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

2004 REVIEW MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS

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

Valve Group sales of $460 million increased $38 million, or 9% from $422 million in the prior year. Approximately half of the increase was from favorable foreign currency translation ($20 million); the remaining $18 million, or 4%, reflects increased product shipments to the industrial and chemical process markets and, to a lesser degree, price increases. Valve Group operating profit increased 25% as a result of the benefits from the higher sales level and lower costs from prior year facility and work force rationalizations partially offset by poor performance in the marine valve business from significant material cost increases on long-term, fix-price contracts with customers. The challenge for the Valve Group continues to be attaining price increases to offset material cost increases, establishing robust supply chains from low-cost country sources and continuing the improvement in business processes and productivity. Valve Group inventory turns have improved to 3.3 times at December 31, 2004 from 3.0 times at December 31, 2003, while working capital as a percent of sales was 28.5% at December 31, 2004, compared with 30.4% at December 31, 2003.

2004 REVIEW MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS

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

Crane Pumps & Systems’ net sales of $100 million increased $6 million, or 7%, in 2004 compared with 2003. This sales improvement was a result of aggressive marketing toward the professional plumbing market and expansion of the decorative water feature product line. Government shipments also increased from 2003, reflecting the growth in military spending in the U.S. and abroad. Operating margins were 11.4% in 2004 compared with 12.5% in 2003. Operating profit, in 2004, included $.9 million of closure costs related to the Salem, Ohio manufacturing facility which began in the fourth quarter of 2004 and was to be completed in 2005.

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

2004 REVIEW MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS

Corporate

(dollars in millions)	2004	2003
Corporate expense	$(28)	$(25)
Corporate expense – Asbestos charge	(307)	—
Corporate expense – Environmental charge	(40)	(1)

Total Corporate	(375)	(26)
Interest income	1	1
Interest expense	(23)	(20)
Miscellaneous — net	15	1
Effective tax rate on income	37.3%	31.0%

Corporate expense increased $349 million in 2004 due to asbestos and environmental charges ($346 million) and employee-related costs ($3 million).

Corporate expense—asbestos charges In October 2004 the Company reached an agreement in principle with representatives of a majority of current claimants and an independent representative of future claimants to resolve all current and future asbestos-related personal injury claims against the Company, to be structured and implemented pursuant to Section 524(g) of the U.S. Bankruptcy Code. On that date, MCC Holdings, Inc., an indirect wholly owned subsidiary of the Company formerly known as Mark Controls Corporation (“MCC”), entered into a Master Settlement Agreement (“MSA”) with representatives of a majority of current claimants and a Settlement Trust Agreement, which provided for a $280 million trust (the “MCC Settlement Trust”) to be funded and administered to pay asbestos-related personal injury claims settled under the MSA. In connection with the terms of the MSA, which would have brought finality to this overall obligation, a third quarter 2004 asbestos charge of $322 million (pre-tax and after insurance) was recorded.

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

Corporate expense—environmental charge The environmental charge includes anticipated environmental cleanup costs which are based on an agreement with the U.S. Environmental Protection Agency on the scope of work for further investigation and remediation of the Company’s Goodyear, Arizona Superfund site.

Interest expense increased $3 million to $23 million in 2004 compared with 2003 due to higher borrowing levels in support of acquisitions, share repurchases and asbestos-related costs as well as increased short-term interest rates.

Miscellaneous – net income was $15 million in 2004 compared with $1 million in 2003. 2004 included income of $9 million from the sale of the Victaulic trademark and business assets; $4 million of equity income from the Ferguson business, and other asset sales generating income of $2 million. 2003 reflects income of $3 million from the Ferguson joint venture partly offset by asset disposal costs and other miscellaneous costs.

The effective tax rate on income was 37.3% in 2004 compared with 31.0% in 2003 as a result of the federal tax benefits related to the asbestos and environmental charges recorded in 2004.

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

(in thousands, except per share data) For year ended December 31,	2005	2004	2003	2002	2001
Net sales	$2,061,249	$1,890,335	$1,635,991	$1,516,347	$1,587,180
Operating profit (loss)	213,622	(161,490)	169,012	39,671	171,684
Interest expense	(22,416)	(23,161)	(20,010)	(16,900)	(21,187)
Income (loss) before taxes and cumulative effect of a change in accounting principle	196,523	(168,170)	151,164	24,453	135,817
Provision (benefit) for income taxes	60,486	(62,749)	46,861	7,825	47,197

Income (loss) before cumulative effect of a change in accounting principle	136,037	(105,421)	104,303	16,628	88,620
Cumulative effect of a change in accounting principle	—	—	—	(28,076)	—

Net income (loss)	$136,037	$(105,421)	$104,303	$(11,448)	$88,620

Net income (loss) before cumulative effect of a change in accounting principle per diluted share	$2.25	$(1.78)	$1.75	$0.28	$1.47
Cumulative effect of a change in accounting principle per diluted share	—	—	—	(0.47)	—

Net income (loss) per diluted share	$2.25	$(1.78)	$1.75	$(0.19)	$1.47

Cash dividends per common share	$0.45	$0.40	$0.40	$0.40	$0.40
Total assets	2,139,486	2,116,508	1,811,776	1,413,696	1,292,115
Long-term debt	293,248	296,592	295,861	205,318	302,368

QUARTERLY RESULTS FOR THE YEAR

(in thousands, except per share data) For year ended December 31,	First	Second	Third	Fourth	Year
2005

Net sales	$507,061	$525,619	$522,231	$506,338	$2,061,249
Cost of sales	351,641	363,333	356,058	347,630	1,418,662
Gross profit	155,420	162,286	166,173	158,708	642,587
Net income	24,997	35,674	40,043	35,323	136,037
Net income per basic share	0.42	0.60	0.67	0.59	2.27
Net income per diluted share	0.42	0.59	0.66	0.58	2.25

2004

Net sales	$448,306	$479,107	$477,320	$485,602	$1,890,335
Cost of sales	305,926	324,348	687,863	328,531	1,646,668
Gross profit (loss)	142,380	154,759	(210,543)	157,071	243,667
Net income (loss)	22,177	31,238	(205,206)	46,370	(105,421)
Net income (loss) per basic/diluted share	.37	.53	(3.48)	.78	(1.78)

MARKET AND DIVIDEND INFORMATION – CRANE CO. COMMON SHARES

	New York Stock Exchange Composite Price per Share				Dividends per Share
Quarter	2005 High	2005 Low	2004 High	2004 Low	2005	2004
First	$30.55	$26.00	$33.00	$29.45	$.10	$.10
Second	29.05	25.15	34.40	29.03	.10	.10
Third	32.50	26.26	31.46	25.83	.125	.10
Fourth	37.77	27.70	32.39	27.26	.125	.10

					$.45	$.40

On December 31, 2005 there were approximately 3,899 holders of record of Crane Co. common stock.

Crane Co. common share ownership inclusive of stock options exercisable by Management and Directors are as follows:

5% Holders, 25%; Other Institutional Holders, 48%; Retail Shareholders, 16%; Management and Directors, 7%; and Employee Benefit Plans, 4%.

The Company’s Corporate Governance Guidelines reflect the Board’s commitment to monitor the effectiveness of policy and decision making both at the Board and management level, with a view to enhancing long-term shareholder value.

Key aspects of the guidelines are set forth on page 60, and Committee descriptions may be found on the reverse side of this page. The full text of the guidelines is available at the Company’s website at www.craneco.com/investors/corporate governance.

CORPORATE GOVERNANCE GUIDELINES

The Board’s Goal

The Board’s goal is to build long-term value for the Company’s shareholders and to assure the vitality of the Company for its customers, employees and the other individuals and organizations who depend on the Company.

Size of the Board

The Board believes that it should generally have no fewer than nine and no more than twelve directors.

Selection of New Directors

The guidelines require that nominees for director be those people who, after taking into account their skills, expertise, integrity, diversity and other qualities, are believed to enhance the Board’s ability to manage and direct, in an effective manner, the business and affairs of the Company.

The Nominating and Governance Committee is responsible for assessing the appropriate balance of criteria required of Board members.

Each director is expected, within five years following his or her election to the Board, to own stock in the Company in an amount that is equal in value to five times the director’s annual retainer fee.

Other Public Company Directorships

Directors who also serve as chief executive officers should not serve on more than two public company boards in addition to the Board, and other directors should not sit on more than four public company boards in addition to the Board. The members of the Audit Committee should not serve on more than two other audit committees of public companies.

Independence of the Board

The Board shall be comprised of a substantial majority of directors who qualify as independent directors (“Independent Directors”) under the listing standards of the New York Stock Exchange (the “NYSE”). The Board has adopted Standards for Director Independence, the text of which appears on the Company’s website.

Retirement Policy for Directors

The Board does not believe that there should be fixed criteria requiring automatic retirement from the Board. However, the Board recognizes that there are certain events that could have an effect on a person’s ability to be an effective contributor to the Board process. Accordingly, each director who has attained the age of 70, served on the Board for fifteen years or changed the position he or she held when he or she became a member of the Board is expected to so notify the Nominating and Governance Committee and offer to submit his or her resignation as a director effective at such time. The Nominating and Governance Committee will review the continued appropriateness of the affected director remaining on the Board under the circumstances.

Board Compensation

A director who is also an officer of the Company does not receive additional compensation for such service as a director. The Company believes that compensation for non-employee directors should be competitive and should encourage increased ownership of the Company’s stock through the payment of a portion of director compensation in Company stock, options to purchase Company stock or similar compensation. Director’s fees (including any additional amounts paid to chairmen of committees and to members of committees of the Board) are the only compensation a member of the Audit Committee may receive from the Company. Any charitable contribution in excess of $10,000 to a charity or other tax exempt organization in which a director or executive officer of the Company is a trustee or Board member or which under the rules established by the NYSE would cause a director to be deemed not to be independent requires the prior approval of the Audit Committee.

Board Operations

The Board holds eight regularly scheduled meetings each year. At least one regularly scheduled meeting of the Board is held each calendar quarter.

The non-management directors of the Company meet in executive session without management on a regularly scheduled basis, but not less than two times a year. The Chairman of the Board presides at such executive sessions, unless such person is a member of management of the Company. If the Chairman is a member of management of the Company, the presiding person at executive sessions rotates on an annual basis among the chairmen of the Nominating and Governance Committee, Audit Committee and Management Organization and Compensation Committee.

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

Board Access to Management

Board members have access to the Company’s management and, as appropriate, to the Company’s outside advisors.

Attendance of Management Personnel at Board Meetings

The Board encourages the Chief Executive Officer to bring members of management who are not directors into Board meetings from time to time to: (i) provide management’s insight into items being discussed by the Board which involve the manager; (ii) make presentations to the Board on matters which involve the manager; and (iii) bring managers with significant potential into contact with the Board. Attendance of such management personnel at Board meetings is at the discretion of the Board.

COMMITTEES

The Company has four standing committees, namely the Executive Committee, Audit Committee, Management Organization and Compensation Committee, and Nominating and Governance Committee. Other than the Executive Committee, each committee is composed entirely of independent directors as defined by the NYSE.

Executive Committee

This committee, which meets when a quorum of the full Board of Directors cannot be readily obtained, may exercise any of the powers of the Board of Directors, except for: (i) approving an amendment of the Company’s Certificate of Incorporation or By-Laws; (ii) adopting an agreement of merger or sale of substantially all of the Company’s assets or dissolution of the Company; (iii) filling vacancies on the Board or any committee thereof; or (iv) electing or removing officers of the Company.

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

DIRECTORS AND OFFICERS as of December 31, 2005 SHAREHOLDER INFORMATION

Directors

E. Thayer Bigelow, Jr. (1, 3, 4)

Managing Director

Bigelow Media

Investment in Media and

Entertainment Companies

Donald G. Cook (3)

General (Retired)

United States Air Force

Karen E. Dykstra (2)

Vice President, Finance

and Chief Financial Officer

Automatic Data Processing, Inc.

Worldwide Computer Services

Robert S. Evans (1)

Chairman of the Board

of the Company

Eric C. Fast (1)

President and Chief Executive Officer of the Company

Richard S. Foré (2)

Retired Chairman

Forté Cashmere Company

Importer and Manufacturer

Dorsey R. Gardner (2, 3)

President

Kelso Management Company, Inc.

Investment Management

Jean Gaulin (2, 4)

Retired Chairman, President,

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

Taxes

Anthony D. Pantaleoni

Vice President,

Environment, Health and Safety

Thomas J. Perlitz

Vice President,

Operational Excellence

Curtis P. Robb

Vice President,

Business Development

and Strategic Planning

J. Robert Vipond

Vice President, Finance

and Chief Financial Officer

Crane Co. Internet Site and Shareholder Information Line

Copies of Crane Co.’s report on Form 10-K for 2005 as filed with the Securities and Exchange Commission as well as other financial reports and news from Crane Co. may be read and downloaded off the Internet at

www.craneco.com.

If you do not have access to the Internet, you may request free printed materials by telephone, toll-free, from our Crane Co. Shareholder Direct® information line at 1-888-CRANECR (1-888-272-6327).

Both services are available 24 hours a day, 7 days a week.

Annual Meeting

The Crane Co. annual meeting of shareholders will be held at 10:00 a.m. on April 24, 2006, at The Westin Stamford Hotel One First Stamford Place Stamford, CT 06902.

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

Environment, Health and Safety Policy

Crane Co. is committed to protecting the environment by taking responsibility to prevent serious or irreversible environmental degra- dation through efficient operations and activities. Crane Co. recognizes environmental management among its highest priorities throughout the corporation, and has established policies and programs that are integral and essential elements of the business plan of each of the business units. Additionally, Crane Co. has established the position of Vice President, Environment, Health and Safety, which is responsible for assuring compliance, measuring environment, health and safety per- formance and conducting associated audits on a regular basis in order to provide appropriate information to the Crane Co. management team and to regulatory authorities.

Stock Transfer Agent and Registrar of Stock

Computershare Trust Company, N.A. Customer Service: 1-781-575-2725

E-mail: equiserve@equiserve.com

Non-Postal Deliveries

250 Royall Street

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

Dividend Reinvestment :

For all or part of your dividends on Crane Co. common stock; and Voluntary Cash Payments: Of any amount from $10 to a maximum of $5,000 a month. Under terms of the Plan, Computershare Trust Company, N.A. will act as agent for shareholders interested in purchasing additional Crane common stock automatically, on a regular basis. The details of this plan and its benefits to you as a Crane Co. shareholder are described in a brochure available by writing to:

Computershare Trust Company, N.A. Crane Co. Dividend Reinvestment Plan

P.O. Box 43081

Providence, RI 02940-3081

(1)	Member of the Executive Committee
(2)	Member of the Audit Committee
(3)	Member of the Management Organization and Compensation Committee
(4)	Member of the Nominating and Governance Committee